The information in this proxy statement/prospectus is not complete and may be changed. The securities offered by this proxy statement/prospectus may not be sold until the registration statement filed with the Securities and Exchange Commission (“SEC”) is effective. This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where an offer or solicitation is not permitted.

Exhibit 99.1

PRELIMINARY, SUBJECT TO COMPLETION, DATED DECEMBER 19, 2025

PROXY STATEMENT/PROSPECTUS FOR ISSUANCE OF UP TO 60,737,462 SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE, OF WATERS CORPORATION

YOUR VOTE IS VERY IMPORTANT

Dear Shareholders,

On July 14, 2025, Waters Corporation (“Waters” or “we”) announced its entry into a definitive agreement to combine Becton, Dickinson and Company’s (“BD”) Biosciences & Diagnostic Solutions business with Waters. This transaction is a natural extension of our strategy and transformation to become a pioneering life science tools and diagnostics leader with an industry-leading financial outlook.

Waters’ management team and Board of Directors (the “Waters Board”) have been, and remain, intensely focused on increasing shareholder value. Since 2021, we have been implementing our strategy to move into higher-growth adjacent end markets, organically and inorganically. In addition to launching new innovative products, we have accelerated our growth through the acquisitions of Wyatt Technologies and Halo Labs, along with partnerships with leading universities such as University of Delaware, Princeton University, and Washington University.

Our Board regularly reviews opportunities, focusing on strategic fit, value creation, financial strength, and actionability. Following a rigorous diligence process, including input from customers, former employees, and external advisors, we confirmed the BD transaction met all criteria: it accelerates Waters’ growth into high-potential markets, strengthens our financial outlook, and offers meaningful, risk-adjusted synergies. The Board reviewed these findings with management across multiple sessions and unanimously approved moving forward.

At our upcoming shareholder meeting (the “Special Meeting”) on    , we are asking you to approve the issuance of shares of Waters’ Common Stock, par value $0.01 per share, in connection with the transaction.

Among the many reasons underlying our confidence is that the transaction:

•

Builds on a proven model for execution excellence. BD’s Biosciences & Diagnostic Solutions business, in many ways, resembles Waters from five years ago. In 2020, we embarked on a transformation that included a revitalization of our innovation engine and commercial execution, which has resulted in increasing service attachment from 43% to more than 50%, growing eCommerce adoption by more than 20%, and embedding instrument replacement in our operating cadence. We believe our execution model will bring the focus, rigor, and operational excellence needed for these businesses to thrive.

•

Accelerates our ability to increase shareholder value in high-growth adjacent markets and adds highly complementary technologies and customer channels. Expanding into high-growth markets has been a priority for Waters in this dynamic market environment. The combination advances our portfolio in bioseparations by merging our chemistry expertise with BD’s biologics prowess. By deploying BD’s pioneering flow cytometry into systems and procedures that ensure products and data meet defined standards of quality, accuracy, and reliability and bringing mass spec to specialty diagnostics, the combined business is poised for significant value creation.

•

Unites two industry leaders with strong brands, a legacy of pioneering science, and a shared culture of innovation. Over many decades, both organizations have earned the trust of researchers, clinicians, manufacturers, and regulators by developing technologies that define the categories they have created and support science at scale, both reliably and consistently, in high-volume regulated settings. In fact, both Waters’ liquid chromatography and BD’s flow cytometry instrumentation have supported Nobel Prize-winning research. Both teams possess a deep bench of world-leading scientists focused on building simple yet sophisticated solutions that ensure clean food and water, deliver safe medicines, enable rapid infectious disease diagnosis, prevent antimicrobial resistance, and advance immunology and cell biology.

•

Delivers meaningful financial benefits with multiple pathways to $345M in expected adjusted EBITDA synergies. We have identified a diverse set of revenue and cost synergy opportunities that we are confident we can achieve. After adequately risk adjusting our forecast, we expect to deliver 7% top line and mid-teens adjusted EPS annualized CAGR growth between 2025 to 2030. With annual recurring revenue of over 70%, the combined company will be set up for more predictable, high single-digit growth together with significant margin expansion. Moreover, the combined company is expected to have a strong cash-generation profile in line with Waters’ historic performance, with approximately $0.20 of every dollar of revenue converted into free cash flow beginning in 2026 and approximately $0.25 of every dollar by 2029.

The Waters Board strongly recommends that shareholders should support the transaction and vote “FOR” each of the proposals to be considered at the Special Meeting.

This proxy statement/prospectus is a proxy statement distributed by Waters for use in soliciting proxies for the Special Meeting and contains important information related to the transaction, the Special Meeting and the proposals we are asking shareholders to vote on. We urge shareholders to review this entire document, including all annexes, exhibits and documents incorporated by reference carefully. In particular, you should consider the matters discussed under “Risk Factors” beginning on page 46 of this proxy statement/prospectus.

We appreciate the engagement we have had with many of you since we announced the transaction. Our teams are working hard to plan for integration, led by a team who has extensive experience in large-scale integrations. We are as confident as ever that bringing BD’s Biosciences & Diagnostic Solutions business into Waters positions us exceptionally well to build on our momentum and deliver value to shareholders.

Thank you for your investment in Waters.

Sincerely,

Dr. Flemming Ornskov, M.D., M.P.H.	Udit Batra, Ph.D.
Chair of the Board of Waters Corporation	President and Chief Executive Officer

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT OR HAS PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This proxy statement/prospectus is dated    and is first being mailed to Waters shareholders on or about     .

WATERS CORPORATION

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To the Shareholders of Waters Corporation:

You are hereby notified that Waters Corporation (“Waters”) will hold a special meeting of its shareholders on    at      a.m., Eastern Time, exclusively via the Internet at proxydocs.com/WAT (the “Special Meeting”). To attend, you must register at proxydocs.com/WAT. After you register, you will receive instructions via email, including your unique links that will allow you access to the Special Meeting. You will not be able to attend the Special Meeting in person.

The Special Meeting is being held exclusively for the following purposes:

1.

to consider and vote upon a proposal to approve the issuance of shares of Waters Common Stock (the “Share Issuance Proposal”) pursuant to the Agreement and Plan of Merger, dated as of July 13, 2025, by and among Waters, Becton, Dickinson and Company, Augusta SpinCo Corporation and Beta Merger Sub, Inc. (as may be amended from time to time, the “Merger Agreement”); and

2.

to consider and vote upon a proposal to approve the adjournment of the Special Meeting, if necessary, (a) to solicit additional proxies in the event there are not sufficient votes at the time of the Special Meeting to approve the Share Issuance Proposal, (b) if there are insufficient shares of Waters Common Stock represented (either in person via the Internet or by proxy) to constitute a quorum necessary to conduct business at the Special Meeting or (c) to allow reasonable time for the filing or mailing of any supplemental or amended disclosures that Waters has determined, based on the advice of outside legal counsel, are reasonably likely to be required under applicable law and for such supplemental or amended disclosures to be disseminated and reviewed by Waters shareholders prior to the Special Meeting (the “Adjournment Proposal”).

The accompanying proxy statement/prospectus, including the annexes, contains further information with respect to the business to be transacted at the Special Meeting. We urge you to read the accompanying proxy statement/prospectus, including any documents incorporated by reference therein, and the annexes carefully and in their entirety. The approval of the Share Issuance Proposal is the only approval of Waters shareholders required for completion of the transactions contemplated by the Merger Agreement. Waters will transact no other business at the Special Meeting other than the proposals described above, except such business as may properly be brought before the Special Meeting or any adjournment or postponement thereof.

The Board of Directors of Waters has fixed the close of business on December 19, 2025 as the record date for the Special Meeting (the “Record Date”). Only shareholders of record at the close of business on the Record Date are entitled to receive notice of, and to vote at, the Special Meeting or any adjournment or postponement thereof. For at least ten (10) days prior to the Special Meeting, a list of the shareholders entitled to vote at the Special Meeting will be available for inspection upon request.

To attend the Special Meeting, you must be a registered Waters shareholder as of the record date, or, if your shares are held through a bank, broker or other nominee, you must obtain a legal proxy from such holder and follow the instructions set forth in this proxy statement/prospectus.

THE WATERS BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE MERGER AND THE WATERS SHARE ISSUANCE AND RECOMMENDS THAT WATERS SHAREHOLDERS VOTE “FOR” THE SHARE ISSUANCE PROPOSAL AND “FOR” THE ADJOURNMENT PROPOSAL.

Your vote is very important. To ensure that your vote is recorded promptly, please vote as soon as possible, whether or not you plan to attend the Special Meeting. Shareholders have three options for submitting their votes: (1) via the Internet, (2) by telephone, or (3) by mail using a paper proxy card. Submitting a proxy via the Internet or by telephone provides the same authority to vote shares as returning a paper proxy card by mail. If you have Internet access, we encourage you to record your vote via the Internet. If you participate in the Special Meeting via the Internet, you may vote your shares electronically during the Special Meeting even if you previously voted via the Internet, by telephone or by mail using a paper proxy card. If you own shares through a bank, broker, or other holder of record, you must instruct your bank, broker or other holder of record on how to vote in order for them to vote your shares so that your vote can be counted at the Special Meeting. Waters shareholders may revoke their proxy in the manner described in the accompanying proxy statement/prospectus before it has been voted at the Special Meeting.

By Order of the Board of Directors,

WATERS CORPORATION

Keeley A. Aleman
Senior Vice President, General Counsel and Secretary

Milford, Massachusetts

   , 2025

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Waters from other documents that Waters has filed with the Securities and Exchange Commission (the “SEC”) and that are not contained in, and are instead incorporated by reference into, this proxy statement/prospectus. For a list of documents incorporated by reference into this proxy statement/prospectus, see the section entitled “Where You Can Find More Information; Incorporation by Reference.” This information is available for you, without charge, to review through the SEC’s website at www.sec.gov.

This proxy statement/prospectus (including all exhibits), any of the documents incorporated by reference into this proxy statement/prospectus or other information filed with the SEC by Waters can also be found on Waters’ website at https://ir.waters.com/financials/sec-filings and can be downloaded free of charge. Paper copies of this proxy statement/prospectus (including the annexes) and any of the documents incorporated by reference into this proxy statement/prospectus may be obtained without charge from Waters. Paper copies of exhibits to this proxy statement/prospectus or the exhibits to any of the documents incorporated by reference into this proxy statement/prospectus are available, but a reasonable fee per page will be charged to the requesting shareholder. Shareholders may make requests in writing to the attention of the Head of Investor Relations at Waters’ principal executive offices at 34 Maple Street, Milford, Massachusetts 01757, by calling the Head of Investor Relations of Waters at (508) 482-3448 or by emailing investor_relations@waters.com.

In order for you to receive timely delivery of the documents in advance of the Special Meeting, you must request the information no later than     .

Waters shareholders who have questions about the Special Meeting or need to obtain proxy cards or other information should contact Waters’ proxy solicitor using the following contact information:

Innisfree M&A Incorporated

501 Madison Avenue

New York, New York 10022

(212) 750-5833

None of Waters, Merger Sub, BD or SpinCo has authorized anyone to give any information or make any representation about the transactions described in this proxy statement/prospectus or about Waters, Merger Sub, BD or SpinCo that differs from or adds to the information in this proxy statement/prospectus or the documents that Waters or BD publicly files with the SEC. None of Waters, Merger Sub, BD or SpinCo takes responsibility for, and cannot provide any assurance as to the reliability of, any other information that others may give you.

If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. If you are in a jurisdiction where solicitations of a proxy are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the solicitation presented in this proxy statement/prospectus does not extend to you.

The information contained in this proxy statement/prospectus speaks only as of the date of this document, unless the information specifically indicates that another date applies. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than the date hereof. You should not assume that the information contained in any document incorporated by reference herein is accurate as of any date other than the date of such document. Any statement contained in a document incorporated or deemed to be incorporated by reference into this proxy statement/prospectus will be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference into this proxy statement/prospectus modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus. Neither the mailing of this proxy statement/prospectus to the Waters shareholders, nor the taking of any actions contemplated hereby by Waters or BD at any time, will create any implication to the contrary.

EXPLANATORY NOTE

Waters Corporation (“Waters”) has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to Waters and Beta Merger Sub, Inc. (“Merger Sub”). Becton, Dickinson and Company (“BD”) has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to BD, BD’s Biosciences and Diagnostic Solutions business units (the “BDS Business”) and Augusta SpinCo Corporation (“SpinCo”). Waters and BD have both contributed information to this proxy statement/prospectus relating to the Transactions. Statements contained in this proxy statement/prospectus or in any document incorporated into this proxy statement/prospectus by reference as to the contents of any contract or other document referred to within this proxy statement/prospectus or other documents that are incorporated by reference are not necessarily complete and, in each instance, reference is made to the copy of the applicable contract or other document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each such statement contained in this proxy statement/prospectus is qualified in its entirety by reference to the underlying documents. For a list of documents incorporated by reference into this proxy statement/prospectus, see the section entitled “Where You Can Find More Information; Incorporation by Reference.”

This proxy statement/prospectus forms a part of a registration statement on Form S-4 (Registration No. 333-292087) filed by Waters (the “Waters Registration Statement”) with the SEC to register with the SEC the issuance of shares of common stock of Waters, par value $0.01 per share (“Waters Common Stock”), to be issued pursuant to the Agreement and Plan of Merger, dated as of July 13, 2025, by and among Waters, Merger Sub, BD and SpinCo (as may be amended from time to time, the “Merger Agreement”). It constitutes a prospectus of Waters under Section 5 of the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder), with respect to the shares of Waters Common Stock to be issued to BD shareholders in exchange for the shares of SpinCo’s common stock, par value $0.01 per share (“SpinCo Common Stock”), to which they are entitled in connection with the Transactions. This proxy statement/prospectus also constitutes a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder), and a notice of meeting and action to be taken with respect to the Special Meeting at which Waters shareholders will consider and vote on the proposal to approve the issuance of shares of Waters Common Stock in connection with the transactions described in the Merger Agreement.

SpinCo is filing a registration statement on Form 10 (the “SpinCo Registration Statement”) to register shares of SpinCo Common Stock, which will be distributed to BD shareholders pursuant to the Distribution (as defined herein), after which all shares of SpinCo Common Stock (other than shares held by BD, SpinCo, Waters, Merger Sub or their respective subsidiaries, if any, which shares will be cancelled) will be converted into the right to receive shares of Waters Common Stock, as calculated and subject to adjustment as set forth in the Merger Agreement.

TRADEMARKS AND TRADE NAMES

Waters’ logo and its other registered or common law trademarks, service marks or trade names appearing in this proxy statement/prospectus are the property of Waters. Solely for convenience, trademarks, service marks and trade names referred to in this proxy statement/prospectus, including logos, artwork and other visual displays, may appear without a trademark symbol, but such references are not intended to indicate in any way that Waters will not assert, to the fullest extent under applicable law, Waters’ rights or the rights of the applicable licensor to these trademarks, service marks and trade names.

BD’s logo and its other registered or common law trademarks, service marks or trade names appearing in this proxy statement/prospectus are the property of BD. Solely for convenience, trademarks, service marks and trade names referred to in this proxy statement/prospectus, including logos, artwork and other visual displays, may appear without a trademark symbol, but such references are not intended to indicate in any way that BD will not assert, to the fullest extent under applicable law, BD’s rights or the rights of the applicable licensor to these trademarks, service marks and trade names.

i

ii

CERTAIN DEFINITIONS

Certain abbreviations and terms used in the text and notes of this proxy statement/prospectus are defined below:

Abbreviation/Term	Description

“Acquisition Transaction”	Any transaction or series of transactions (other than the Transactions) involving, directly or indirectly: (a) any merger, scheme of arrangement, Separation, sale of assets, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation, spin-off, share exchange or other similar transaction involving twenty percent (20%) or more of the issued and outstanding shares of Waters Common Stock or any other class or type of interest, or consolidated assets of Waters or any of its subsidiaries, (b) the acquisition (whether by merger, scheme of arrangement, consolidation, equity investment, joint venture or otherwise) by any Person of twenty percent (20%) or more of the consolidated assets (it being understood that consolidated assets include equity securities of subsidiaries), net revenue or net income of Waters and its subsidiaries, as determined on a fair-market-value basis, (c) the purchase or acquisition after the date hereof, directly or indirectly, by any Person of twenty percent (20%) or more of the issued and outstanding shares of Waters Common Stock or of any other class or type of interest of Waters, (d) any purchase, acquisition, tender offer or exchange offer that, if consummated, would result in any Person beneficially owning twenty percent (20%) or more of the shares of Waters Common Stock or if any other class or type of interest of Waters or any of its subsidiaries or (e) any combination of the foregoing.
“Adjournment Proposal”	A proposal to approve the adjournment of the Special Meeting, if necessary, (a) to solicit additional proxies in the event there are not sufficient votes at the time of the Special Meeting to approve the Share Issuance Proposal, (b) if there are insufficient shares of Waters Common Stock represented (either in person, via the Internet or by proxy) to constitute a quorum necessary to conduct business at the Special Meeting or (c) to allow reasonable time for the filing or mailing of any supplemental or amended disclosures that Waters has determined, based on the advice of outside legal counsel, are reasonably likely to be required under applicable law and for such supplemental or amended disclosures to be disseminated and reviewed by Waters shareholders prior to the Special Meeting.
“Affiliate”	When used with respect to a specified Person (at any point in time or with respect to a period of time, as applicable), a Person that, directly or indirectly, through one (1) or more intermediaries, controls, is controlled by or is under common control with such specified Person. For the purpose of this definition, “control” (including, with correlative meanings, “controlled by” and “under common control with”), when used with respect to any specified Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other interests, by contract, agreement, obligation, indenture, instrument, lease, promise, arrangement, release, warranty, commitment, undertaking or otherwise.

Abbreviation/Term	Description

“Aggregate Adjustment Amount”	The product of: (A) the Exchange Ratio Increase Amount, multiplied by (B) $349.02, multiplied by (C) the number of outstanding shares of SpinCo Common Stock that will be outstanding immediately prior to the Effective Time (excluding any Hook Stock).
“Aggregate Cap”	$6.25 billion.
“Amended and Restated SpinCo Term Loan Commitment Letter”	The Amended and Restated Commitment Letter, dated as of July 29, 2025, by and among SpinCo and the SpinCo Commitment Parties, as may be amended from time to time.
“Assets”	With respect to any Person, the assets, properties, claims and rights (including goodwill) of such Person, wherever located (including in the possession of vendors or other third parties or elsewhere), of every kind, character and description, whether real, personal or mixed, tangible, intangible or contingent, in each case, whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of such Person, including rights and benefits pursuant to any contract, license, permit, mortgage, concession, franchise, undertaking or other arrangement.
“Barclays”	Barclays Capital Inc., financial advisor to Waters.
“Barclays Bank”	Barclays Bank PLC, Administrative Agent under the SpinCo Credit Agreement and Waters Credit Agreement.
“BD”	Becton, Dickinson and Company, a New Jersey corporation.
“BD Assets”	All Assets of either BD or SpinCo or the members of the BD Group or the SpinCo Group as of the Distribution Time, other than SpinCo Assets.
“BD Benefit Plan”	Each Benefit Plan that is (a) maintained, sponsored, contributed to or entered into, or is required to be maintained, sponsored, contributed to or entered into, by BD or any of its affiliates (including SpinCo and its subsidiaries) for the benefit of any SpinCo Employee or any other current or former director, officer, consultant, employee or other individual service provider of the BDS Business or (b) under or with respect to which SpinCo has any liability.
“BD Board”	The Board of Directors of BD.
“BD Business”	All businesses, operations and activities (whether or not such businesses, operations or activities are or have been terminated, divested or discontinued) conducted at any time prior to the Distribution Time by either BD or SpinCo or any member of the BD Group or the SpinCo Group (other than the BDS Business).
“BD Common Stock”	The common stock, par value $1.00 per share, of BD.
“BD Distribution Tax Opinion”	A written opinion of Skadden, reasonably satisfactory in form and substance to BD, required as a condition to BD and SpinCo’s obligation to complete the Transactions, regarding the U.S. federal income tax treatment of the Contribution and Distribution.
“BD Group”	BD and each Person that is a subsidiary of BD (other than SpinCo and any other member of the SpinCo Group).

Abbreviation/Term	Description

“BD Merger Tax Opinion”	A written opinion of Skadden, reasonably satisfactory in form and substance to BD, required as a condition to BD and SpinCo’s obligation to complete the Transactions, to the effect that, for U.S. federal income tax purposes, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.
“BD shareholders”	The holders of BD Common Stock.
“BDS Business”	BD’s Biosciences and Diagnostic Solutions business units; provided that the BDS Business shall not include the BD Assets or the BD Business.
“Benefit Plan”	Each “employee benefit plan” (within the meaning of Section 3(3) of ERISA but regardless of whether such plan is subject to ERISA) and each benefit or compensation plan, program, policy, contract, agreement or arrangement, including each pension, retirement, profit sharing, 401(k), severance, health and welfare, disability, deferred compensation, employment, consulting, termination, change-in-control, retention, fringe benefit, stock purchase, cash bonus or equity-based incentive or other compensatory or benefit plan, program, agreement, policy or other arrangement, in each case, excluding any plan, program or arrangement that is sponsored, maintained or administered by any Governmental Authority or any multiemployer plan.
“Burdensome Condition”	Any requirement to take or agree to take any action that (a) relates to any BD Assets, the BD Business or any properties, assets or businesses or Waters or its Affiliates (other than the BDS Business following the Closing) or (b) would, or would reasonably be expected to, result in a material adverse effect on the business, assets, properties, financial condition or results of operations of Waters and its subsidiaries (including SpinCo and other members of the SpinCo Group), taken as a whole, after the consummation of the Transactions.
“Cash Transfer”	(a) If the Cash Transfer Amount is a positive number, a cash payment from SpinCo to BD in an amount equal to the Cash Transfer Amount and (b) if the Cash Transfer Amount is a negative number, a cash payment from BD to SpinCo in an amount equal to the absolute value of the Cash Transfer Amount.
“Cash Transfer Amount”	The sum of (a) the Estimated Net Working Capital Adjustment (which may be positive or negative), minus (b) the Estimated SpinCo Indebtedness, plus (c) the Estimated SpinCo Expense Reimbursement.
“Citi”	Citibank N.A., financial advisor to BD.
“Closing”	The closing of the Merger.
“Closing Date”	The date on which the Closing actually occurs.
“Code”	The Internal Revenue Code of 1986, as amended.
“Competing Proposal”	Any offer or proposal (other than an offer or proposal made or submitted by Waters to BD or SpinCo or by BD to Waters) from a third party relating to any Acquisition Transaction involving the merger, acquisition or similar transaction.
“Contribution”	The contribution by BD of (i) the SpinCo Assets listed below in “The Transaction Agreements—The Separation Agreement—Transfer of

Abbreviation/Term	Description
Assets and Assumption of Liabilities” and (ii) a Cash Transfer (if the Cash Transfer Amount is a negative number) to SpinCo in exchange for (a) the assumption of the SpinCo Liabilities by SpinCo, (b) the actual or deemed issuance by SpinCo to BD of shares of SpinCo Common Stock, (c) the payment by SpinCo to BD of the SpinCo Cash Distribution and (d) the payment by SpinCo to BD of the Cash Transfer (if the Cash Transfer Amount is a positive number).
“Determination Time”	4:30 p.m., Eastern Time, on the second business day immediately prior to the date on which the Closing occurs.
“DGCL”	The General Corporation Law of the State of Delaware, as amended.
“Distribution”	The distribution by BD of 100% of the SpinCo Common Stock pursuant to the terms of the Separation Agreement.
“Distribution Date”	The date on which BD distributes all of the issued and outstanding shares of SpinCo Common Stock to the holders of record of shares of BD Common Stock as of the Distribution Record Date.
“Distribution Record Date”	5:00 p.m., Eastern Time, on the date to be determined by the BD Board (or a committee thereof) as the record date for the determination of holders of record of shares of BD Common Stock entitled to receive SpinCo Common Stock pursuant to the Distribution.
“Distribution Time”	The time at which the Distribution occurs on the Distribution Date, which for accounting purposes will be deemed to be 12:01 a.m., Eastern Time, unless another time is selected by Waters, BD and SpinCo.
“DOJ”	The U.S. Department of Justice.
“Effective Time”	The effective time of the Merger.
“Employee Matters Agreement”	The Employee Matters Agreement to be entered into prior to or at the Effective Time, by and among Waters, SpinCo and BD.
“Equity Award Exchange Ratio”	The quotient, rounded down to four decimal places, obtained by dividing (a) the average volume weighted average trading price of a share of BD Common Stock trading “regular way with due bills” on the applicable exchange (i.e., inclusive of SpinCo value) for the five (5) consecutive trading days ending two (2) trading days prior to the date on which the Determination Time occurs by (b) the average volume weighted average trading price of a share of Waters Common Stock trading on the applicable exchange for the five (5) consecutive trading days ending two (2) trading days prior to the date on which the Determination Time occurs, in each case as reported by Bloomberg, L.P.
“ERISA”	The Employee Retirement Income Security Act of 1974, as amended.
“Estimated Net Working Capital”	BD’s good faith estimate of the Net Working Capital as of immediately prior to the Distribution.
“Estimated Net Working Capital Adjustment”
(A) if the Estimated Net Working Capital exceeds one hundred and five percent (105%) of the Target Net Working Capital, then a positive amount equal to the amount by which such Estimated Net Working Capital exceeds one hundred and five percent (105%) of the Target Net Working Capital; (B) if the Estimated Net Working Capital is equal to or

Abbreviation/Term	Description
less than one hundred and five percent (105%) of the Target Net Working Capital and equal to or greater than ninety-five percent (95%) of the Target Net Working Capital, then an amount equal to zero; and (C) if the Estimated Net Working Capital is less than ninety-five percent (95%) of the Target Net Working Capital, then a negative amount equal to the amount by which ninety-five percent (95%) of the Target Net Working Capital exceeds the Estimated Net Working Capital.

“Estimated SpinCo Expense Reimbursement”	The SpinCo Expense Reimbursement as estimated by BD in good faith prior to the Closing.
“Estimated SpinCo Indebtedness”	BD’s good faith estimate of the SpinCo Indebtedness as of immediately prior to the Distribution.
“Exchange Act”	The Securities Exchange Act of 1934, as amended.
“Exchange Agent”	A nationally recognized commercial bank or trust company designated by Waters and reasonably acceptable to BD to act as agent for the benefit of the holders of shares of SpinCo Common Stock whose shares of SpinCo Common Stock are exchanged in accordance with the Merger Agreement.
“Exchange Fund”	Book-entry shares representing consideration in respect of the Merger issuable to holders of shares of SpinCo Common Stock pursuant to the Merger Agreement as of immediately prior to the Effective Time and other amounts payable pursuant to the Merger Agreement.
“Exchange Ratio”	Prior to giving effect to any adjustment provided in the Merger Agreement, a number equal to (a) the Fully Diluted SpinCo Shares minus the SpinCo Make Whole Awards divided by (b) the number of outstanding shares of SpinCo Common Stock immediately following the Distribution other than any Hook Stock.
“Exchange Ratio Increase Amount”	The amount by which the Exchange Ratio will be increased in certain circumstances.
“Final Cash Transfer Amount”	An amount equal to the sum of (a) the Final Net Working Capital Adjustment (which may be positive or negative), plus (b) the Final SpinCo Cash, minus (c) the Final SpinCo Indebtedness plus (d) the Final SpinCo Expense Reimbursement.
“Final Net Working Capital”	The Net Working Capital set forth in the Final Adjustment Statement.
“Final Net Working Capital Adjustment”
If (A) the Final Net Working Capital exceeds one hundred and five percent (105%) of the Target Net Working Capital, then a positive amount equal to the amount by which such Final Net Working Capital exceeds one hundred and five percent (105%) of the Target Net Working Capital; (B) the Final Net Working Capital is equal to or less than one hundred and five percent (105%) of the Target Net Working Capital and equal to or greater than ninety-five percent (95%) of the Target Net Working Capital, then an amount equal to zero; and (C) the Final Net Working Capital is less than ninety-five percent (95%) of the Target Net Working Capital, then a negative amount equal to the amount by which ninety-five percent (95%) of the Target Net Working Capital exceeds the Final Net Working Capital.

Abbreviation/Term	Description

“Final SpinCo Cash”	Cash and cash equivalents of SpinCo as of immediately prior to the Distribution as determined pursuant to the post-closing adjustment.
“Final SpinCo Expense Reimbursement”	The SpinCo Expense Reimbursement as determined pursuant to the post-closing adjustment.
“Final SpinCo Indebtedness”	The SpinCo Indebtedness as of immediately prior to the Distribution as determined pursuant to the post-closing adjustment.
“FTC”	The U.S. Federal Trade Commission.
“Fully Diluted SpinCo Shares”	A number of shares of Waters Common Stock equal to (a) the Fully Diluted Waters Shares, multiplied by (b) a fraction equal to 39.2%, divided by 60.8%.
“Fully Diluted Waters Shares”	The sum of (a) the number of shares of Waters Common Stock outstanding as of the Determination Time plus (b) the number of shares of Waters Common Stock underlying Waters LTI Awards as of the Determination Time (provided that for purposes of this clause (b), shares of Waters Common Stock underlying Waters Options will be calculated using the treasury stock method and performance awards will be calculated assuming performance goals are satisfied based on target performance).
“Governmental Authority”	Any nation or government, any state, municipality or other political subdivision thereof, and any entity, body, agency, commission, department, board, bureau, court, tribunal or other instrumentality, whether federal, state, local, domestic, foreign or multinational, exercising executive, legislative, judicial, regulatory, administrative or other similar functions of, or pertaining to, a government and any executive official thereof.
“Hook Stock”	Any shares of SpinCo Common Stock that are distributed in the Distribution to a subsidiary of BD that is a member of the BD Group, which, in accordance with the Separation Agreement, will be acquired by BD for cash, and subsequently transferred by BD to SpinCo for no consideration and be cancelled and cease to be outstanding, in each case, prior to the Merger.
“HSR Act”	The Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
“Intellectual Property Matters Agreement”	The Intellectual Property Matters Agreement to be entered into prior to or at the Effective Time, by and among Waters, SpinCo and BD.
“IRS”	The U.S. Internal Revenue Service.
“IRS Ruling”	A private letter ruling from the IRS received by BD regarding such matters germane to the U.S. federal income tax consequences of the Separation, Contribution, Distribution and Merger and any related transactions as BD and Waters may determine in accordance with the Merger Agreement.
“Kirkland”	Kirkland & Ellis LLP, legal counsel to Waters.
“Merger”	The merger of Merger Sub with and into SpinCo, with SpinCo surviving as a wholly owned subsidiary of Waters, as contemplated by the Merger Agreement.

Abbreviation/Term	Description
“Merger Agreement”	The Agreement and Plan of Merger, dated as of July 13, 2025, by and among BD, SpinCo, Waters and Merger Sub, as may be amended from time to time.

“Merger Sub”	Beta Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Waters.
“Net Working Capital”	As of immediately prior to the Distribution, an amount (which may be a positive or negative number) equal to (i) the current assets of the BDS Business, minus (ii) the current liabilities of the BDS Business, but excluding (A) any deferred tax assets, deferred tax liabilities, income tax assets, and income tax liabilities, (B) all receivables and payables between any existing BD entity to be transferred to SpinCo and another existing BD entity to be transferred to SpinCo, (C) amounts outstanding pursuant to intercompany accounts, arrangements, understandings or contracts to be settled or eliminated in connection with the Closing pursuant to the Separation Agreement, (D) the SpinCo Financing and/or the Permanent SpinCo Financing and any proceeds thereof, (E) the SpinCo Expense Reimbursement (including certain reimbursement obligations relating to the SpinCo Financing and Permanent SpinCo Financing), and (F) the BD Assets and the BD Liabilities. The Net Working Capital will be determined in accordance with accounting principles agreed between Waters and BD.
“NYSE”	The New York Stock Exchange.
“Overlap Shareholders”	Investors who are both BD shareholders and Waters shareholders immediately prior to the Distribution and Merger, as more fully described under “U.S. Federal Income Tax Consequences of the Distribution and the Merger.”
“Overlap Shares”	The shares of Waters Common Stock, with respect to each Overlap Shareholder, that can be taken into account in the determination of the number of shares of Waters Common Stock that BD shareholders must receive to not result in gain imposed under Section 355(e) of the Code with respect to the Distribution, as determined in accordance with the provisions of the Merger Agreement.
“Permanent SpinCo Financing”	The incurrence of any other long-term debt financing by SpinCo (or its designee), including the issuance of one or more series of senior unsecured notes pursuant to a registered public offering, a Rule 144A offering or other private placement in lieu of or in replacement of, in whole or in part, the SpinCo Financing.
“Permanent Waters Financing”	The incurrence of any long-term debt financing by Waters (or its designee), including the issuance of one or more series of senior unsecured notes pursuant to a registered public offering, a Rule 144A offering or other private placement in lieu of or in order to reduce commitments under the Waters Bridge Facility.
“Person”	An individual, a general or limited partnership, a corporation, a trust, a joint venture, an unincorporated organization, a limited liability entity, any other entity and any Governmental Authority.
“SEC”	The U.S. Securities and Exchange Commission.

Abbreviation/Term	Description

“Securities Act”	The Securities Act of 1933, as amended.
“Separation”	The steps taken to effect the separation of the BDS Business from the BD Business, as set forth in the Separation Agreement, the Merger Agreement and the other applicable Transaction Documents.
“Separation Agreement”	The Separation Agreement, dated as of July 13, 2025, among Waters, SpinCo and BD, as may be amended from time to time.
“Share Issuance Proposal”	A proposal to approve the issuance of shares of Waters Common Stock pursuant to the Merger Agreement.
“Skadden”	Skadden, Arps, Slate, Meagher & Flom LLP, special tax counsel to BD.
“Special Meeting”	A special meeting of the Waters shareholders to be held on to vote on the proposals necessary to complete the Merger, and any adjournment or postponement thereof.
“SpinCo”	Augusta SpinCo Corporation, a Delaware corporation and wholly owned indirect subsidiary of BD. Following the Separation, SpinCo and its subsidiaries will own the BDS Business. Following the Merger, SpinCo will be a wholly owned subsidiary of Waters.
“SpinCo Benefit Plan”	Each BD Benefit Plan that is (a) maintained, sponsored, contributed to or entered into, or is required to be maintained, sponsored, contributed to or entered into, solely by SpinCo or a subsidiary thereof, or to which SpinCo or any of its subsidiaries (and none of BD or any of its other subsidiaries) is a party, or (b) an individual offer letter, employment agreement, change in control employment agreement, or consulting agreement between BD or one of its affiliates (other than the SpinCo Group) and a SpinCo Employee.
“SpinCo Bridge Commitment Letter”
The Commitment Letter, dated as of July 13, 2025, by and among SpinCo and the financial institutions party thereto, as may be amended from time to time, which was terminated in full concurrently with the entry into the Amended and Restated SpinCo Term Loan Commitment Letter on July 29, 2025.
“SpinCo Cash Distribution”	The cash distribution SpinCo will make to BD pursuant to the Separation in an amount equal to $4.0 billion, subject to adjustment as set forth in the Separation Agreement.
“SpinCo Commitment Parties”	The financial institutions party to the Amended and Restated SpinCo Term Loan Commitment Letter.
“SpinCo Common Stock”	The common stock, par value $0.01 per share, of SpinCo.
“SpinCo Employee”	Any employee of the SpinCo Group or the BD Group, including any temporary employee, who has been identified on the employee roster of the SpinCo Group or who is hired by the BD Group subsequent to the execution of the Merger Agreement and whose services are primarily or exclusively dedicated to the BDS Business (in all cases, including any individual who is not actively working as of the Distribution Time as a result of an illness, injury or leave of absence approved by the BD Group or otherwise taken in accordance with applicable law); provided, however, that any individual who refuses to, or objects to his or her, or does not provide consent to, transfer his or her employment from the BD

Abbreviation/Term	Description
Group to the SpinCo Group and who remains employed by the BD Group following the Distribution Time shall not be a SpinCo Employee.
“SpinCo Expense Reimbursement”
Certain transaction fees, costs and expenses incurred, paid or payable by members of the BD Group or paid by any member of the SpinCo Group prior to or at the Closing, including in connection with the SpinCo Financing or Permanent SpinCo Financing.
“SpinCo Financing”	The debt financing contemplated by the Amended and Restated SpinCo Term Loan Commitment Letter.
“SpinCo Group”	(a) Prior to the Distribution Time, SpinCo and each Person that will be a subsidiary of SpinCo as of immediately after the Distribution Time, even if, prior to the Distribution Time, such Person is not a subsidiary of SpinCo; and (b) on and after the Distribution Time, SpinCo and each person that is a subsidiary of SpinCo immediately after the Distribution Time, and each other Person that becomes a subsidiary of SpinCo.
“SpinCo Indebtedness”	The aggregate amount outstanding with respect to any of the following of any member of the SpinCo Group as of immediately prior to the Distribution: (a) obligations for borrowed money or in respect of loans or advances (including any principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees, sale or liquidity participation amounts, reimbursements, indemnities and all other amounts payable in connection therewith); (b) obligations evidenced by bonds, debentures, notes, or debt securities; (c) obligations under drawn letters of credit, bankers’ acceptances, sureties and similar instruments issued for the account of such Person; (d) all liabilities arising out of interest rate and currency swap arrangements and any other arrangements designed to provide protection against fluctuations in interest or currency rates, to the extent such arrangements are required to be unwound or terminated, in accordance with their terms, as a result of the consummation of the Distribution or Merger, calculated, as of immediately prior to the Distribution, as the amount of any payments that would be required to be paid by such Person to the counterparty banks in the event of an early unwind or early termination of such arrangements as of immediately prior to the Distribution less any amount payable to such Person in connection to such unwind or termination; (e) the amount of any deferred purchase price liabilities related to past acquisitions for equity, property, assets, goods or services (including holdback amounts or similar items including any contingent obligations to pay a deferred purchase price (including contingent earn-outs but excluding any indemnification or similar non-purchase price obligations) and similar performance-based payment obligations) (other than certain excluded liabilities); (f) obligations as lessee that would be required under U.S. GAAP to be recorded as capital or finance leases on a balance sheet as of immediately prior to the Distribution; (g) certain employee and director deferred compensation liabilities further described in the Employee Matters Agreement; (h) all unfunded or underfunded liabilities under any defined benefit pension, gratuity, seniority premium, termination indemnity, provident fund, retirement indemnity, statutory severance, or retiree welfare plans or arrangements that are transferred to or assumed

Abbreviation/Term	Description
by any member of the SpinCo Group; (i) all retention or transaction bonus agreements or other payments pursuant to the programs set forth in the Separation Agreement that are or become payable by the SpinCo Group after the Distribution Time, together with the employer portion of any taxes payable by any member of the SpinCo Group with respect thereto and calculated as if all such amounts were paid on the Closing Date (excluding any liabilities or obligations arising (i) in connection with any arrangements entered into at the direction of Waters or any member of the Waters Group or (ii) as a result of both the Separation, Distribution or Merger and a termination of employment or continued service following the consummation of the Separation, Distribution or Merger); (j) all outstanding and unpaid bonus, severance, ordinary course retention which does not include certain interim period and post-closing retention awards, commission or incentive compensation (but not equity compensation) obligations that are or will become payable by the SpinCo Group to any current or former employee, officer, director or other individual service provider of the BD Group (solely to the extent relating to the BDS Business) or the SpinCo Group, together with the employer portion of any taxes payable with respect thereto and calculated as if all such amounts were paid on the Closing Date; (k) long-term workers’ compensation claim reserves (whether or not reflected as a liability on the financial statements of the SpinCo Group) for claims related to injuries first occurring prior to the Distribution Date that are transferred to or assumed by any member of the SpinCo Group; (l) fifty percent (50%) of all long-term deferred revenue associated with service contracts that are specified contracts of the BDS Business; and (m) guaranties of any obligations of the types described in the preceding clauses (a) through (l), inclusive, of any other Person; in each case, excluding (I) indebtedness incurred pursuant to the SpinCo Financing and/or Permanent SpinCo Financing, (II) any amounts otherwise accounted for in the Net Working Capital or the SpinCo Expense Reimbursement, (III) any tax assets and tax liabilities, (IV) any lease obligations that are treated as operating leases under U.S. GAAP for purposes of the statement of operations but capitalized on the balance sheet under ASC 842 and (V) any obligations owing between or among members of the SpinCo Group.
“SpinCo Indemnitees”	Each member of the SpinCo Group and SpinCo’s Affiliates and each of their respective past, present and future directors, officers, employees or agents, in each case in their respective capacities as such, and each of the heirs, executors, successors and assigns of any of the foregoing.
“SpinCo Make Whole Awards”	The number of shares of Waters Common Stock underlying the Waters LTI Awards that would be awarded in respect of BD Awards, as defined in and pursuant to the Employee Matters Agreement, based on BD Awards outstanding as of, and otherwise calculated as of, the Determination Time (provided that for purposes of this definition, shares underlying stock appreciation rights will be calculated using the treasury stock method and performance awards will be calculated assuming performance goals are satisfied based on target performance).
“SpinCo Term Loan Commitment Letter”	The Commitment Letter, dated as of July 13, 2025, by and among SpinCo and the financial institutions party thereto, as may be amended from time

Abbreviation/Term	Description
to time, which was amended, restated and superseded in its entirety by the Amended and Restated SpinCo Term Loan Commitment Letter.
“SpinCo Transferred Employee”	Each SpinCo Employee who remains employed by a member of the SpinCo Group at the time of the Closing or whose employment transfers to a member of the SpinCo Group as of or following the Closing.
“Target Net Working Capital”	$731.0 million.

“Tax Matters Agreement”	The Tax Matters Agreement to be entered into prior to or at the Effective Time, by and among Waters, SpinCo and BD.
“Termination Fee”	A termination fee equal to $733.0 million that Waters may be required to pay to BD under certain circumstances in the event of a termination of the Merger Agreement.
“Threshold Percentage”	50.5%
“Transaction Documents”	Collectively, the Separation Agreement, the Contract Manufacturing Agreements, the Employee Matters Agreement, the Intellectual Property Matters Agreement, the Transition Services Agreement and the Tax Matters Agreement and certificate or other instruments delivered by the parties thereto pursuant to the terms thereof.
“Transactions”	The Merger, the Separation, the Contribution, the Distribution, the SpinCo Cash Distribution and the related transactions contemplated by the Merger Agreement, the Separation Agreement and the other Transaction Documents.
“Transition Services Agreement”	The Transition Services Agreement to be entered into prior to or at the Effective Time, by and among BD and SpinCo.
“Treasury Regulations”	Regulations promulgated by the United States Department of the Treasury.
“U.S. GAAP”	United States generally accepted accounting principles.
“U.S. holder”	Has the meaning given in the section of this proxy statement/prospectus entitled “U.S. Federal Income Tax Consequences of the Distribution and the Merger.”
“Waters”	Waters Corporation, a Delaware corporation.
“Waters Board”	The Board of Directors of Waters.
“Waters Bridge Facility”	The 364-day senior bridge loan credit facility in an aggregate principal amount of approximately $1.8 billion, as set forth in the Waters Commitment Letter.
“Waters Commitment Letter”	The commitment letter, dated as of July 13, 2025, by and among Waters and the financial institutions party thereto, as may be amended from time to time.
“Waters Common Stock”	The common stock, par value $0.01 per share, of Waters.
“Waters Existing Credit Agreement”
The Second Amended and Restated Credit Agreement, dated as of May 22, 2025, by and among Waters, Waters Technologies Corporation, TA Instruments – Waters L.L.C., Waters Asia Limited, Environmental Resource Associates, Inc., Wyatt Technology, LLC, the

Abbreviation/Term	Description
lenders party thereto, the issuing banks party thereto and JPMorgan Chase Bank, N.A., as administrative agent.
“Waters Group”	Waters and each of its subsidiaries.
“Waters LTI Awards”	Waters Options, Waters RSU Awards, Waters Restricted Share Awards, Waters Performance Unit Awards and Waters SAR Awards.

“Waters Merger Tax Opinion”	A written opinion of Kirkland, reasonably satisfactory in form and substance to Waters, required as a condition to Waters’ obligation to complete the Transactions, to the effect that, for U.S. federal income tax purposes, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.
“Waters Option”	An option to purchase Waters Common Stock granted under the Waters Stock Plan.
“Waters Performance Unit Award”	A performance stock unit award granted under the Waters Stock Plan.
“Waters Restricted Share Award”	A restricted stock award granted under the Waters Stock Plan.
“Waters RSU Award”	A time-based restricted stock unit award granted under the Waters Stock Plan.
“Waters SAR Award”	A right entitling the holder upon exercise to receive an amount (payable in shares of Waters Common Stock of equivalent value) equal to the excess of the fair market value of the shares of Waters Common Stock subject to the right over the base value from which appreciation under the Waters SAR Award is to be measured and granted under the Waters Stock Plan.
“Waters Share Issuance”	The shares of Waters Common Stock to be issued pursuant to the Merger Agreement.
“Waters shareholders”	The holders of Waters Common Stock.
“Waters Special Dividend”	A special dividend to be declared by the Waters Board pro rata to the holders of Waters Common Stock as of a record date prior to the Closing, if applicable.
“Waters Stock Plan”	The 2020 Equity Incentive Plan of Waters together with the 2012 Equity Incentive Plan of Waters.

QUESTIONS AND ANSWERS

The following are brief answers to certain questions that you, as a Waters shareholder, may have regarding the Transactions and the matters being considered at the Special Meeting. You are urged to carefully read this proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus in their entirety because this section may not provide all the information that is important to you regarding these matters. See the section entitled “Summary” for a summary of important information regarding the Merger Agreement, the Merger and the Transactions. Additional important information is also contained in the annexes to, and the documents incorporated by reference into, this proxy statement/prospectus. You may obtain the information incorporated by reference into this proxy statement/prospectus, without charge, by following the instructions under the section entitled “Where You Can Find More Information; Incorporation by Reference.”

Q:	Why am I receiving this proxy statement/prospectus?

A:

You are receiving this proxy statement/prospectus because the parties have agreed that Waters will acquire the BDS Business through the separation of the BDS Business from BD into SpinCo pursuant to the Separation, the spin-off and Distribution of SpinCo to BD shareholders, and the merger of Merger Sub with and into SpinCo, with SpinCo continuing as the surviving corporation in the Merger and becoming a wholly owned subsidiary of Waters. The Merger Agreement, which governs the terms and conditions of the Merger, is attached as Annex A hereto. The Separation Agreement, which governs the Separation and the Distribution, is attached as Annex B hereto. The vote of Waters shareholders is required in connection with the Transactions. Waters is sending these materials to its shareholders to help you decide how to vote your shares with respect to the Share Issuance Proposal and other important matters.

Q:	What matters am I being asked to vote on?

A:

In order to implement the Merger, Waters shareholders are being asked to consider and vote upon a proposal to approve the issuance of shares of Waters Common Stock pursuant to the Merger Agreement. Waters shareholders are also being asked to consider and vote upon a proposal to approve the adjournment of the Special Meeting, if necessary, (a) to solicit additional proxies in the event there are not sufficient votes at the time of the Special Meeting to approve the Share Issuance Proposal, (b) if there are insufficient shares of Waters Common Stock represented (either in person via the Internet or by proxy) to constitute a quorum necessary to conduct business at the Special Meeting or (c) to allow reasonable time for the filing or mailing of any supplemental or amended disclosures that Waters has determined, based on the advice of outside legal counsel, are reasonably likely to be required under applicable law and for such supplemental or amended disclosures to be disseminated and reviewed by Waters shareholders prior to the Special Meeting.

The approval of the Share Issuance Proposal is the only approval of Waters shareholders required for completion of the transactions contemplated by the Merger Agreement.

Q:	When and where will the Special Meeting take place?

A:	The Special Meeting will be held on at a.m., Eastern Time, exclusively via the Internet at proxydocs.com/WAT.

To attend the Special Meeting, you must be a registered Waters shareholder as of the Record Date, or, if your shares are held through a bank, broker or other nominee, you must obtain a legal proxy from such holder and follow the instructions set forth in this proxy statement/prospectus.

Q:	What constitutes a quorum at the Special Meeting?

A:

To conduct the Special Meeting, the holders of a majority of the outstanding shares of Waters Common Stock entitled to vote at the Special Meeting must be present in person via the Internet or by proxy. This is referred to as a “quorum.” If a Waters shareholder submits a properly executed proxy card or vote via the Internet or by telephone, then such Waters shareholder will be considered present at the Special Meeting for purposes of determining the presence of a quorum. Abstentions and broker “non-votes” will be counted as present for purposes of determining the presence of a quorum. A broker “non-vote” occurs when a bank, broker or other nominee who holds shares for another person has not received voting instructions from the beneficial owner of the shares and, under the rules and regulations of the NYSE, does not have discretionary authority to vote on a proposal. Neither the Share Issuance Proposal nor the Adjournment Proposal is a routine matter. As a result, absent specific instructions from the beneficial owner, banks, brokers and other nominee record holders do not have discretionary authority to vote those “street name” shares in connection with any of the proposals and will not be considered present for purposes of determining a quorum. As such, Waters does not expect there to be any broker “non-votes” at the Special Meeting.

Q:	Who can vote at the Special Meeting?

A:

The Waters Board has fixed the close of business on December 19, 2025 as the record date for the Special Meeting (the “Record Date”). Only shareholders of record at the close of business on the Record Date are entitled to receive notice of, and to vote at, the Special Meeting or any adjournment or postponement thereof. As of the close of business on December 18, 2025, the last practicable date prior to the Record Date, there were approximately 59,547,678 shares of Waters Common Stock issued and outstanding and entitled to vote at the Special Meeting.

Q:	What vote is required to approve each proposal?

A:

Where a quorum is present, the affirmative vote of a majority of the votes cast in person via the Internet or by proxy by the shareholders entitled to vote thereon at the Special Meeting is required to approve the Share Issuance Proposal.

Where a quorum is present, the affirmative vote of a majority of the votes cast in person via the Internet or by proxy by the shareholders entitled to vote thereon at the Special Meeting is required to approve the Adjournment Proposal.

Approval of one proposal is not conditioned on the approval of the other proposal. However, the issuance of shares of Waters Common Stock pursuant to the Share Issuance Proposal will not be implemented if the Merger is not consummated.

See “What if a holder does not vote or abstains from voting?” below for information regarding the treatment of abstentions and broker non-votes with respect to the approval of each proposal, as well as for the impact of not voting on a specific proposal.

Q:	How do holders of record vote?

A:

Shareholders have three options for submitting their votes: (1) via the Internet (by accessing the website listed on their proxy card), (2) by telephone (by calling the toll-free number listed on their proxy card) or (3) by mail using a paper proxy card. Submitting a proxy via the Internet or by telephone provides the same authority to vote shares as returning a paper proxy card by mail. If you participate in the Special Meeting via the Internet, you may vote your shares electronically during the Special Meeting even if you previously voted via the Internet, by telephone or by mail using a paper proxy card.

Q:	How do beneficial holders vote?

A:

Beneficial shareholders who hold Waters shares in “street name” through a bank, broker or other nominee must give instructions to that nominee to vote on their behalf. Please follow the instructions on the voting form from the broker, bank or other nominee who holds your shares.

Q:	If a holder’s shares are held in “street name” through a broker, bank or other nominee, will the broker vote the shares for the holder?

A:

Banks, brokers and other nominee record holders holding shares in “street name” have the authority to vote on routine proposals when they have not received instructions from beneficial owners. However, banks, brokers and other nominee record holders are precluded from exercising their voting discretion with respect to the approval of non-routine matters. Since the Share Issuance Proposal and the Adjournment Proposal are non-routine matters, absent specific instructions from the beneficial owner, banks, brokers and other nominee record holders are not empowered to vote those “street name” shares in connection with such proposals.

Q:	Can holders change their vote?

A:

Yes. Holders of record of Waters Common Stock who have properly completed and submitted their proxy card or proxy via the Internet, telephone or mail can change their vote or revoke their proxy in any of the following ways:

•

notifying Waters’ Corporate Secretary in writing (at Waters’ address set forth in this proxy statement/prospectus, which must be received prior to the proxy’s exercise of the proxy at the Special Meeting);

•	voting again via the Internet or by telephone (prior to at 11:59 p.m., Eastern Time), since only the latest vote will be counted; or

•	signing and returning, prior to the prior proxy’s exercise at the Special Meeting, another proxy card that is dated after the date of the first proxy card.

Beneficial holders of Waters Common Stock who hold shares in “street name” should contact their bank, broker or other nominee for instructions on how to revoke their proxies. Simply attending the Special Meeting will not revoke a proxy.

Q:	What if a holder does not vote or abstains from voting?

A:

Holders of record on the Record Date may vote “FOR,” “AGAINST” or “ABSTAIN” with respect to each proposal. Abstentions and broker “non-votes” will not be treated as votes cast with respect to the Share Issuance Proposal and the Adjournment Proposal and therefore will not have an effect on the determination of whether such proposals have been approved.

Shares represented by proxy will be voted in accordance with your instructions. You may specify how you want your shares to be voted by voting via the Internet, by telephone or by marking the appropriate box on the proxy card that you return via mail. If your proxy card is signed and returned without specifying how you want your shares to be voted, your shares will be voted as recommended by the Waters Board. Therefore, such shares will be voted “FOR” the Share Issuance Proposal and, if necessary, “FOR” the Adjournment Proposal.

Q:	Does the Waters Board support the Merger?

A:	Yes. The Waters Board has unanimously approved the Merger Agreement and the Merger and recommends that Waters shareholders vote “FOR” the Share Issuance Proposal and “FOR” the Adjournment Proposal.

Q:	What should holders of Waters Common Stock do now?

A:

After carefully reading and considering the information contained in this proxy statement/prospectus, holders of Waters Common Stock should submit a proxy by mail, via the website or by telephone to vote their shares as soon as possible so that their shares will be represented and voted at the Special Meeting. Holders should follow the instructions set forth on the enclosed proxy card or on the voting instruction form provided by the record holder if their shares are held in the name of a bank, broker or other nominee.

Q:	What are the Transactions described in this proxy statement/prospectus?

A:

The Transactions are designed to effect the acquisition of the BDS Business by Waters. References to the “Transactions” are to the Contribution, the Distribution, the SpinCo Cash Distribution, the Separation, the Merger and the related transactions contemplated by the Merger Agreement, the Separation Agreement and the other Transaction Documents, as described under “The Transactions” and elsewhere in this proxy statement/prospectus.

Q:	What will happen in the Separation?

A:

Prior to the Distribution and the Merger, BD will transfer (or cause to be transferred) and SpinCo will accept and assume (or cause to be accepted and assumed) all of the right, title and interest to and under certain assets and liabilities relating to the BDS Business. See the section entitled “The Transactions—Overview” and “The Transaction Agreements—The Separation Agreement.”

Q:	What will happen in the SpinCo Cash Distribution?

A:

Pursuant to the Separation, SpinCo will make a cash distribution to BD equal to $4.0 billion, subject to adjustment as set forth in the Separation Agreement. See the section entitled “The Transaction Agreements—The Separation Agreement—Contribution” and “The Transaction Agreements—The Separation Agreement—Post-Closing Adjustments” for further details of adjustments to the SpinCo Cash Distribution.

Q:	What will happen in the Distribution that occurs prior to the Merger?

A:

Following the SpinCo Cash Distribution, BD will distribute to its shareholders all of the issued and outstanding shares of SpinCo Common Stock held by BD by way of a pro rata distribution and for no consideration.

Q:	What will happen in the Merger?

A:

Following the Distribution, Merger Sub will be merged with and into SpinCo, with SpinCo continuing as the surviving entity, and all shares of SpinCo Common Stock (other than shares held by BD, SpinCo, Waters, Merger Sub or their respective subsidiaries, if any, which shares will be cancelled) will be converted into the right to receive shares of Waters Common Stock, as calculated and subject to adjustment as set forth in the Merger Agreement. When the Merger is completed, SpinCo will become a wholly owned subsidiary of Waters. See the section entitled “The Transactions—Calculation and Adjustments to the Exchange Ratio; Amount of Waters Special Dividend.”

Q:	Will the Distribution and Merger occur on the same day?

A:	Yes. The Merger will occur immediately after the completion of the Distribution.

Q:	How will the post-Merger ownership of Waters between BD shareholders and pre-Merger Waters shareholders be determined?

A:

The post-Merger ownership of Waters will result from a negotiated value exchange between BD and Waters, which was based upon a number of factors, including (i) each party’s independent valuations of pre-Merger Waters and the BDS Business, (ii) the SpinCo Cash Distribution, subject to adjustment pursuant to the terms of the Merger Agreement, and debt incurred in connection therewith, (iii) the Waters Special Dividend paid by Waters to its pre-Merger shareholders, if applicable, and (iv) the tax requirements for a Reverse Morris Trust transaction structure (as described below).

The Transactions are a Reverse Morris Trust acquisition structure, which generally involves the spin-off of the issued and outstanding common stock of a subsidiary (here, SpinCo) from its ultimate parent company (here, BD) to such ultimate parent company’s shareholders, and, pursuant to the same plan, the subsequent merger or other combination of such subsidiary (here, SpinCo) with a third party (here, Merger Sub, a subsidiary of Waters). The spin-off of the subsidiary stock to the ultimate parent company shareholders is intended to qualify as a tax-free transaction under Section 355 and related provisions of the Code. The subsequent merger of the distributed subsidiary with the acquiring third party is intended to qualify as a generally tax-free reorganization under Section 368 of the Code. Such a transaction can qualify as generally tax-free for U.S. federal income tax purposes for the ultimate parent company group, the ultimate parent company’s shareholders and the acquiring third party’s shareholders if the transaction structure meets all applicable requirements. Such requirements include that, in order for the spin-off to qualify as tax-free to the ultimate parent company (though not a prerequisite for tax-free treatment to the parent company’s shareholders), the ultimate parent company shareholders own, for tax purposes, more than 50% of the stock of the combined entity immediately after the merger. Therefore, in order to meet all applicable requirements of the Code, BD shareholders must own, for U.S. federal income tax purposes, more than 50% of the Waters Common Stock outstanding immediately following the Merger. However, prior to any adjustments as described in more detail under “The Transactions—Calculation and Adjustments to the Exchange Ratio; Amount of Waters Special Dividend,” the Exchange Ratio is designed to result in the issued and outstanding shares of Waters Common Stock on a fully diluted basis, immediately following the Merger, being owned approximately 39.2% by the former holders of SpinCo Common Stock (in their capacity as such) and approximately 60.8% by the Waters shareholders immediately prior to the Merger (in their capacity as such).

As further explained below under “Q: What is the IRS Ruling and what does that process entail?”, the parties agreed to condition the Transactions on (i) BD’s receipt of the IRS Ruling in form and substance reasonably satisfactory to BD and (ii) the IRS Ruling continuing to be valid and in full force and effect at the Closing. BD expects that the IRS Ruling, if received, will permit BD to take into account the number of shares of BD Common Stock and Waters Common Stock owned by certain categories of investors who are both BD shareholders and Waters shareholders in determining the number of shares of Waters Common Stock that BD shareholders must receive to not result in gain imposed under Section 355(e) of the Code with respect to the Distribution, as determined in accordance with the provisions of the Merger Agreement and the contents of the IRS Ruling. The former shares of SpinCo Common Stock will be converted into between approximately 39.2% to 50.5% of the outstanding shares of Waters Common Stock immediately following the Merger, depending on the Exchange Ratio, and any adjustments thereto as provided in the Merger Agreement. Prior to giving effect to any of the adjustments provided in the Merger Agreement, the Exchange Ratio is equal to (a) the Fully Diluted SpinCo Shares minus the SpinCo Make Whole Awards divided by (b) the number of outstanding shares of SpinCo Common Stock immediately following the Distribution, other than any shares of SpinCo Common Stock that are distributed in the Distribution to a subsidiary of BD that is a member of the BD Group, which, in accordance with the Separation Agreement, will be acquired by BD for cash, and subsequently transferred by BD to SpinCo for no consideration and will then be cancelled and cease to be outstanding, in each case, prior to the Merger.

For information about the material tax consequences to BD shareholders resulting from the Reverse Morris Trust structure of the Transactions, see the section entitled “U.S. Federal Income Tax Consequences of the Distribution and the Merger.” For information about the risks that the Distribution, the Merger or both could be taxable to BD shareholders or the Distribution could be taxable to BD or BD shareholders, see the section entitled “Risk Factors—Risks Related to the Transactions—If the Contribution and the Distribution do not qualify as tax-free under Sections 355 and 368(a) of the Code, including as a result of an error in the determination of Overlap Shareholders or subsequent acquisitions of Waters Common Stock or BD Common Stock, then BD and BD shareholders may be required to pay substantial U.S. federal income taxes, and SpinCo (then a subsidiary of Waters) may be obligated to indemnify BD for such taxes imposed on BD” and “Risk Factors—Risks Related to the Transactions—If the Merger does not qualify as a reorganization under Section 368(a) of the Code, BD shareholders may be required to pay substantial U.S. federal income taxes.”

Q:	How will the pre-Merger Waters shareholders’ ownership of Waters be affected by the Merger?

A:

Immediately after the Merger, the expectation is that Waters shareholders will own shares in Waters Common Stock representing approximately 60.8% of the outstanding shares of Waters Common Stock assuming no adjustments are required to the Exchange Ratio. In the unlikely event where an Exchange Ratio adjustment as provided in the Merger Agreement to address the shareholder overlap is required, additional shares of Waters Common Stock will be issued to the former shareholders of SpinCo Common Stock prior to the Closing and the Waters Board will declare the Waters Special Dividend, which will economically offset the dilution of the ownership interests of Waters’ current shareholders that would result from the additional issuance of Waters Common Stock in connection with such Exchange Ratio adjustment. See the section entitled “The Transactions—Calculation and Adjustments to the Exchange Ratio; Amount of Waters Special Dividend” and “Risk Factors.”

Q:	What is the IRS Ruling and what does that process entail?

A:

In its request for the IRS Ruling, BD has requested rulings regarding the U.S. federal income taxation of certain aspects of the Separation, Contribution and Distribution, including matters relating to the nature and extent of shareholders who may be counted as Overlap Shareholders for purposes of determining the Exchange Ratio in the Merger. For purposes of determining whether one or more persons will acquire directly or indirectly, equity representing a 50% or greater interest in BD or SpinCo for purposes of Section 355(e) of the Code, which, if applicable because such an acquisition occurred, could cause the Distribution to be taxable to BD, Section 355(e) of the Code provides that an acquisition of interests in SpinCo is not taken into account as an acquisition of interests for these purposes to the extent that any Overlap Shareholder’s ownership percentage does not decrease as a result of the Merger. However, no formal guidance exists regarding the manner in which the Overlap Shareholders may be identified or how such Overlap Shareholders’ ownership percentages may be determined for these purposes. Absent receipt of the IRS Ruling, BD and Waters will not be able to make the assumptions about beneficial ownership needed to treat specified investors as Overlap Shareholders (or to determine the amount of overlapping shareholdings). In addition to a ruling on Overlap Shareholders, the IRS Ruling, if granted, is expected to provide rulings on a variety of U.S. federal income taxation consequences of the Transactions, including consequences relating to basis, holding periods and nonrecognition of gain or loss. The Merger Agreement provides that, unless the parties otherwise agree, the Closing will not occur earlier than the third business day following the date on which the applicable closing conditions set forth in the Merger Agreement have been met. One such condition to Closing is that BD has received the IRS Ruling in form and in substance reasonably satisfactory to BD and that the IRS Ruling continues to be valid and in full force and effect at the Closing. Furthermore, the IRS Ruling, if received, will only describe the time, manner and methodology for measuring Overlap Shareholders and may be subject to varying interpretations. The actual determination and calculation of Overlap Shareholders will be made by Waters, BD and their respective advisors based on the IRS Ruling, but no assurance can be given that the IRS will agree with these determinations or calculations. If the IRS were to determine that the Merger, as a result of an error in the determination of Overlap Shareholders, or other transactions, either before or after the Merger, resulted in one or more persons acquiring directly or indirectly a 50% or greater interest in BD Common Stock or SpinCo Common Stock and were part of a plan or series of related transactions that included the Distribution, such determination could result in significant tax to BD.

Q:	What is the Waters Special Dividend?

A:

In the event that additional shares of Waters Common Stock are required to be issued to holders of SpinCo Common Stock as a result of an increase to the Exchange Ratio pursuant to the mechanism set forth in the

Merger Agreement and described in this proxy statement/prospectus, the Merger Agreement provides that, prior to the Closing, the Waters Board will declare a special dividend pro rata to the holders of Waters Common Stock as of a record date prior to the Closing. The amount of the Waters Special Dividend will depend in part on the number of shares of Waters Common Stock to be issued to BD shareholders as a result of the adjustment to the Exchange Ratio. The number of shares of Waters Common Stock to be issued to BD shareholders in turn depends on, among other factors, the amount of Overlap Shares. The extent of the Overlap Shares that may be counted in determining the Exchange Ratio will depend on the contents of the IRS Ruling. As such, the amount of the Waters Special Dividend will not be known at the time of the Special Meeting, as described in more detail under “The Transactions—Calculation and Adjustments to the Exchange Ratio; Amount of Waters Special Dividend;” based on assumptions described therein, the Waters Special Dividend, if declared could range from $0.01 per share to approximately $67.17 per share of Waters Common Stock (based on the number of shares of Waters Common Stock issued and outstanding as of the close of business on December 18, 2025, the last practicable date prior to the Record Date). BD shareholders who receive Waters Common Stock in the Merger will not be entitled to the Waters Special Dividend since the record date for the Waters Special Dividend will be prior to the Effective Time. The receipt of the Waters Special Dividend will generally be taxable to Waters shareholders for U.S. federal income tax purposes. For information related to the material U.S. federal income tax consequences of the Waters Special Dividend to U.S. and non-U.S. holders of Waters Common Stock, see the section entitled “U.S. Federal Income Tax Consequences of the Distribution and the Merger —Treatment of the Waters Special Dividend.” For more information on the Waters Special Dividend, see the section of this document entitled “The Transaction Agreements—The Merger Agreement—Merger Consideration; Waters Special Dividend.” Based on the existing level of shareholder overlap (and assuming the overlap methodology applies substantially as requested in the IRS Ruling request), such adjustments to the Exchange Ratio pursuant to the mechanism set forth in the Merger Agreement and described in this proxy statement/prospectus are not expected to be triggered and the Waters Special Dividend is not anticipated to be declared or to be paid.

Q:	What will be the indebtedness of the combined company following completion of the Transactions?

A:

The amount of indebtedness of the combined company following the Transactions will depend in large part on the extent of the adjustment, if any, to the Exchange Ratio. Based on the existing level of shareholder overlap (and assuming the overlap methodology applies substantially as requested in the IRS Ruling request), such adjustment to the Exchange Ratio is not expected to be triggered and the anticipated gross debt level at the Closing is expected to be approximately 2.6x. See the section entitled “The Transactions—Calculation and Adjustments to the Exchange Ratio; Amount of Waters Special Dividend” and “The Transaction Agreements—Debt Financing.”

Q:	What are the parties’ reasons for the Transactions?

A:

Waters: In reaching a decision to proceed with the Transactions, the Waters Board held, among other things, (i) the belief of the Waters Board, following review of strategic options, that the Transactions would provide more value to Waters and Waters shareholders than other potential strategic options; (ii) the Waters Board’s belief that the Transactions will accelerate Waters’ business strategy and provide significant value creation opportunities and financial benefits for Waters and Waters shareholders; (iii) the expectation that the combined company will double Waters’ accessible market to approximately $40.0 billion and allow Waters to accelerate value creation in multiple high-growth adjacencies such as bioseparations (the processes and technologies used to separate and purify biological molecules such as proteins and antibodies in research and biomanufacturing), bioanalytical characterization and multiplex diagnostics; (iv) the expectation that the combined company will have an accelerated innovation pipeline and commercial capabilities relative to each company independently, based on a projected research and development spend of 10% of annual product sales, concentrated in high-growth areas, which will drive revenue generation and strengthen the combined company’s earnings growth profile, relative to each company independently; (v) the expectation that Waters’ management can successfully apply Waters’ transformation drivers to the combined company, generating immediate commercial impact through instrument replacement, ecommerce adoption and service attachment initiatives; (vi) the expectation that the combined company will be a leader in the life science and diagnostics field, with a focus on high-volume testing, and with expected sales of approximately $6.5 billion (without adjusting for currency fluctuations) and Adjusted EBITDA of approximately $2.0 billion in calendar year 2025; (vii) the expectation that, with Waters’ chemistry expertise and the BDS Business’s biologics expertise, through its research and development efforts, the combined company will expand its portfolio with next-generation consumables and drive growth in biologics and novel modalities; (viii) the expectation that, as a result of the consummation of the Transactions, Waters anticipates realizing approximately $345.0 million of annualized run-rate Adjusted EBITDA synergies (including approximately $200.0 million of cost synergies expected to be realized within three years of the Closing, and approximately $290.0 million of revenue synergies expected to be realized within five years of the Closing); (ix) the expectation that approximately 70% of the combined company’s revenue is expected to be recurring annually with over 80% of revenue coming from iconic market-leading brands; (x) the expectation that the combination with the BDS Business would enhance Waters’ overall credit quality over time; (xi) the potential to access segments currently untapped by the BDS Business, such as enabling customers in microbiology end-markets to detect microorganisms in drug product manufacturing to ensure product safety and quality; (xii) the complementary nature of the cultures of the two companies, and Waters’ belief that the complementary cultures will facilitate the successful integration of the two companies and implementation of the Transactions; (xiii) the belief that the complementary nature of the products, customers and markets of the two companies, should provide opportunities to mitigate risks and increase potential returns; and (xiv) the expectation that the Reverse Morris Trust transaction structure affords an effective and economical choice for the Transactions, as well as a variety of negative factors and risks associated with the Transactions. See the section entitled “The Transactions—Waters’ Reasons for the Merger; Recommendation of Waters’ Board of Directors.”

BD: In reaching a decision to proceed with the Transactions, the BD Board considered, among other things, (i) BD’s review of strategic options for the BDS Business and the belief of the BD Board, following such review, that the Transactions would provide more value to BD and BD shareholders than other potential strategic options for the BDS Business or retaining the BDS Business; (ii) the BD Board’s belief that Waters’ expected earnings and future growth prospects, and the synergies potentially available in the Transactions, would create the opportunity for the combined company to have superior future earnings and prospects compared to the BDS Business’s earnings and prospects on a stand-alone basis or continuing as part of BD; (iii) the complementary nature of the cultures of the two companies, and BD’s belief that the complementary cultures will facilitate the successful integration and implementation of the Transactions; (iv) the complementary nature of the products, customers and markets of the two companies, which BD believes should provide opportunities to mitigate risks and increase potential returns; and (v) the expanded possibilities for growth that would be available to the combined company, given its increased size, asset base, capital, footprint and management and human capital capabilities. The BD Board also considered that the Separation, Contribution, Distribution and Merger generally would result in a tax-efficient disposition of the BDS Business for BD and BD’s shareholders, by way of a tax-free spin-off to BD shareholders and the subsequent immediate combination of the BDS Business with Waters in a Reverse Morris Trust transaction, whereas a sale of the BDS Business for cash would result in a taxable disposition for BD, making such a transaction potentially financially less attractive to BD and its shareholders or requiring potential counterparties to pay additional consideration in order for such a taxable transaction to be competitive with a Reverse Morris Trust transaction. See the section entitled “The Transactions—BD’s Reasons for the Merger; Recommendation of BD’s Board.”

Q:	Why did the parties decide to structure the Transactions as a Reverse Morris Trust?

A:

The parties determined to proceed with the Reverse Morris Trust structure for the Transactions because, among other things, the anticipated tax-free nature of the Contribution and Distribution provides a tax efficient method to separate the BDS Business from BD that is not provided by other structures, thereby making the Reverse Morris Trust structure economically more appealing than alternative transaction structures. Further, the parties determined that a Reverse Morris Trust transaction that included the counting of Overlap Shares for purposes of Section 355(e) of the Code, for purposes of determining how many shares would be received by former shareholders of SpinCo Common Stock prior to the Merger, was preferable because it is expected to permit Waters to issue fewer shares of its common stock in the Merger and therefore pay a smaller special dividend to Waters shareholders. For more information about Waters and BD’s reasons for the Transactions, see the section entitled “The Transactions—Waters’ Reasons for the Merger; Recommendation of Waters’ Board of Directors” and “The Transactions—BD’s Reasons for the Merger; Recommendation of BD’s Board.”

Q:	What will Waters shareholders receive in the Merger?

A:

Immediately after the Merger, Waters shareholders will continue to own shares in Waters, which will then include the BDS Business. In the event that additional shares of Waters Common Stock are required to be issued to the former shareholders of SpinCo Common Stock as a result of the Exchange Ratio adjustment mechanism, the Merger Agreement provides that, prior to the Closing, the Waters Board will declare the Waters Special Dividend. See the section entitled “The Transactions—Calculation and Adjustments to the Exchange Ratio; Amount of Waters Special Dividend” and “Risk Factors.”

Q:	What will BD shareholders receive in the Transactions?

A:

In connection with the Merger, each BD shareholder will ultimately receive shares of Waters Common Stock and, if applicable, cash in lieu of fractional shares of Waters Common Stock. BD shareholders will not be required to pay for the shares of SpinCo Common Stock distributed in the Distribution or the shares of Waters Common Stock issued in the Merger. BD shareholders will receive cash in lieu of any fractional shares of Waters Common Stock to which such shareholders would otherwise be entitled. The former shares of SpinCo Common Stock will be converted into between approximately 39.2% to 50.5% of the outstanding shares of Waters Common Stock immediately following the Merger, depending on the Exchange Ratio and any adjustments thereto as provided in the Merger Agreement. BD shareholders who receive Waters Common Stock in the Merger will not be entitled to the Waters Special Dividend since the record date for the Waters Special Dividend will be prior to the Effective Time. See the section entitled “The Transactions—Calculation and Adjustments to the Exchange Ratio; Amount of Waters Special Dividend.”

Q:

Will BD shareholders who sell their shares of BD Common Stock shortly before the completion of the Distribution and Merger still be entitled to receive shares of Waters Common Stock with respect to the shares of BD Common Stock that were sold?

A:

BD Common Stock is currently listed on the NYSE under the ticker symbol “BDX.” Beginning shortly before the BD record date to be established for the Distribution, and continuing through the Closing, there may be two markets in BD Common Stock on the NYSE: a “regular way” market and an “ex-distribution” market. In the event that an “ex-distribution” market is to be established, BD will provide further information regarding the “ex-distribution” market when the BD record date for the Distribution is announced to BD shareholders.

If a BD shareholder sells BD Common Stock in the “regular way” market under the symbol “BDX” during this time period, such BD shareholder will be selling both their BD Common Stock and the right to receive shares of SpinCo Common Stock that will be converted into shares of Waters Common Stock, and cash in lieu of fractional shares (if any), at the Closing. BD shareholders should consult their brokers before selling their BD Common Stock in the “regular way” market during this time period to be sure they understand the effect of the NYSE “due-bill” procedures.

If a BD shareholder sells BD Common Stock in the “ex-distribution” market during this time period, such BD shareholder will be selling only his or her BD Common Stock and will retain the right to receive shares of SpinCo Common Stock that will be converted into shares of Waters Common Stock, and cash in lieu of fractional shares (if any), at the Closing. After the Closing, the BD Common Stock will no longer trade in the “ex-distribution” market, and any shares of BD Common Stock that is sold in the “regular way” market will no longer reflect the right to receive shares of SpinCo Common Stock that will be converted into shares of Waters Common Stock, and cash in lieu of fractional shares (if any), at the Closing. See the section entitled “The Transactions—Trading Markets.”

Q:	Following the Transaction, in what ways will being a shareholder of both BD and Waters differ from being a BD shareholder?

A:

Following the Transactions, BD shareholders will continue to own all of their shares of BD Common Stock. Their rights as BD shareholders will not change, except that their shares of BD Common Stock will represent an interest in BD that no longer includes the BDS Business. BD shareholders will also separately own shares of Waters Common Stock, which will include the BDS Business and the pre-Merger Waters business. The rights of BD shareholders and Waters shareholders will be different. See the section entitled “Comparison of Shareholders’ Rights.”

Q:	Will the Separation, Distribution or Merger affect employees and former employees of BD who hold other BD equity-based awards?

A:	Yes. Certain employees of BD hold equity awards that may be settled in, or whose value is otherwise determined by reference to the value of, BD Common Stock.

Equity Awards Held by Employees Other Than SpinCo Transferred Employees. The equity awards held by employees or former employees of BD who are not SpinCo Transferred Employees will not be converted into or substituted with awards relating to Waters Common Stock. Instead, those awards will remain outstanding as awards for shares of BD, subject to adjustment to reflect the Transactions in such manner as determined by the BD Board or its compensation committee. The Transactions will not automatically result in the accelerated vesting of any of these awards. Under the Merger Agreement, BD may accelerate on a prorated basis the vesting of BD equity awards held by non-employee directors of BD who will become non-employee directors of Waters on or prior to the Closing Date.

Equity Awards Held by SpinCo Transferred Employees:

•

BD SAR Award: All outstanding BD stock appreciation right awards (the “BD SAR Awards”) (whether vested or unvested) held by a SpinCo Employee as of immediately prior to the Distribution Time will be converted, as of the Effective Time, into Waters SAR Awards, subject to the same terms and conditions as were applicable to the BD SAR Awards immediately prior to the Distribution Time, subject to certain administrative and non-substantive changes as are reasonably required. The number of shares of Waters Common Stock subject to each Waters SAR Award will be equal to the product, rounded down to the nearest whole share, of (a) the number of shares of BD Common Stock subject to the BD SAR Award immediately prior to the Distribution Time multiplied by (b) the Equity Award Exchange Ratio, and the per-share exercise price of such Waters SAR Award will be equal to the quotient, rounded up to the nearest cent, of (x) the per-share exercise price of the corresponding BD SAR Award immediately prior to the Distribution Time, divided by (b) the Equity Award Exchange Ratio, in each case, determined in a manner consistent with the requirements of Section 409A of the Code.

•

BD TVU Awards: Each BD time-based restricted stock unit (“BD TVU Award”) held by a SpinCo Employee immediately prior to the Distribution Time will be converted, as of the Effective Time, into a Waters RSU Award with respect to a number of shares of Waters Common Stock (rounded to the nearest whole share) determined by multiplying the number of shares of BD Common Stock subject to the BD TVU Award immediately prior to the Distribution Time by the Equity Award Exchange Ratio,

and will be subject to the same terms and conditions (including with respect to settlement and vesting) after the Effective Time as were applicable to such BD TVU Award immediately prior to the Distribution Time, subject to certain administrative and non-substantive changes as are reasonably required.

•

BD PSU Awards: Each BD performance-based restricted stock unit (“BD PSU Award”) held by a SpinCo Employee immediately prior to the Distribution Time will be converted, as of the Effective Time, into a Waters RSU Award with respect to a number of shares of Waters Common Stock (rounded to the nearest whole share) determined by multiplying the number of shares of BD Common Stock subject to the BD PSU Award immediately prior to the Distribution Time based on target performance by the Equity Award Exchange Ratio and will be subject to the same terms and conditions (including with respect to settlement and vesting) after the Effective Time as were applicable to such BD PSU Award immediately prior to the Distribution Time (except that performance conditions will no longer apply), subject to certain administrative and non-substantive changes as are reasonably required.

•

The Employee Matters Agreement provides that, in the event of the termination of a SpinCo Employee’s employment by Waters without “cause” (as defined in BD’s 2004 Employee and Director Equity-Based Compensation Plan), within one year following the Effective Time, all of the SpinCo Employee’s outstanding and unvested awards granted to such SpinCo Employee under the Waters Stock Plan in respect of converted BD equity awards will fully vest, effective on the date of such termination.

Any shares of BD Common Stock held by BD employees as a result of the previous settlement or exercise of vested awards will be treated the same as any other holders of shares of BD Common Stock. See the disclosure under the question “What will BD shareholders receive in the transaction?” for additional information.

Q:	Has BD set a record date for the Distribution?

A:

No. BD will publicly announce the BD record date for the Distribution when the BD record date has been determined. This announcement will be made prior to the completion of the Distribution and the Merger.

Q:	What are the U.S. federal income tax consequences to Waters shareholders and BD shareholders resulting from the Distribution and Merger?

A:

For BD shareholders who are U.S. holders, assuming the Contribution and Distribution qualify as a reorganization under Sections 355 and 368(a)(1)(D) of the Code, no gain or loss will be recognized upon receipt of SpinCo Common Stock in the Distribution, and the aggregate tax basis in their BD Common Stock and SpinCo Common Stock will be the same as their BD Common Stock basis before the Distribution, allocated proportionately based on relative fair market values. The holding period for SpinCo Common Stock will include the holding period of the BD Common Stock. In the Merger, assuming it qualifies as a reorganization under Section 368(a) of the Code, U.S. holders of SpinCo Common Stock will not recognize gain or loss upon exchanging SpinCo Common Stock for Waters Common Stock, except for any gain or loss on cash received in lieu of a fractional share, which will generally be treated as capital gain or loss. The tax basis in the Waters Common Stock received will equal the basis in the surrendered SpinCo Common Stock, and the holding period will include the SpinCo holding period. Waters shareholders are not expected to recognize gain or loss solely due to the Merger, as their ownership is unaffected, but specific tax consequences depend on individual circumstances. Payments for fractional shares may be subject to information reporting and backup withholding unless exemptions apply.

For more information, see the section entitled “U.S. Federal Income Tax Consequences of the Distribution and the Merger.”

Q:	Are there risks associated with the pendency of the Merger and the Closing?

A:

Yes. Waters may not realize the expected benefits of the Merger because of the risks and uncertainties discussed in the section entitled “Risk Factors” and the section entitled “Cautionary Statement Concerning Forward-Looking Statements.” Those risks include, among others, risks relating to the uncertainty that the Merger will close and the uncertainty that Waters will be able to integrate the BDS Business successfully.

Q:

Will the instruments that govern the rights of Waters shareholders and BD shareholders with respect to their shares of the combined company’s common stock after the Merger be different from those that govern the rights of current Waters shareholders?

A:

No. The rights of the shareholders of the combined company with respect to their shares of the combined company’s common stock after the Merger will continue to be governed by applicable laws and Waters’ then existing governing documents.

Q:	Who will serve on the Waters Board following completion of the Merger?

A:

Following the Merger, the Waters Board will consist of between 11 to 12 members (as mutually agreed between Waters and BD prior to Closing), where 10 directors will be the members of the Waters Board then in-office immediately prior to the Merger, and the remaining one or two directors will be nominees of BD (selected after good faith consultation with Waters). Dr. Flemming Ornskov is expected to continue as chair of Waters Board following the Merger.

Q:	Who will manage the business of the combined company after the Transactions?

A:	Following the Merger, management of the combined company is expected to be led by Waters’ existing chief executive officer, Udit Batra.

For more information about the expected executive officers, see the section entitled “Information About Waters—Directors and Executive Officers of Waters.”

Q:	Does Waters have to pay anything to BD if the Merger Agreement is terminated?

A:

Depending on the reasons for termination of the Merger Agreement, Waters may be required to pay BD a termination fee equal to $733.0 million in specified limited circumstances. BD is not required to pay a termination fee under the Merger Agreement. For a discussion of the circumstances under which the Termination Fee would be payable, see the section entitled “The Transaction Agreements—The Merger Agreement.”

Q:	Can Waters shareholders demand appraisal rights of their shares?

A:	Waters’ shareholders will not be entitled to exercise appraisal or dissenters’ rights under the DGCL in connection with the Separation, the Distribution or the Merger.

Q:	What is the current relationship between SpinCo and Waters?

A:

SpinCo is currently a wholly owned subsidiary of BD and was incorporated as a Delaware corporation in June 2025 to effectuate the Separation, the Contribution, the Distribution and the Merger. Other than in connection with the Transactions, there is no relationship between SpinCo and Waters.

Q:	When will the Merger be completed?

A:

The Merger is expected to close around the end of the first quarter of calendar year 2026, subject to the completion or waiver of certain specified closing conditions described in this proxy statement/prospectus. Assuming that the Share Issuance Proposal is approved by the requisite Waters shareholders at the Special

Meeting, other important conditions to the Closing exist, including, among other things, the consummation of the Separation and the Distribution. However, it is possible that factors outside Waters’ and BD’s control could require BD to complete the Separation and Distribution and Waters and BD to complete the Merger at a later time or not complete them at all. In addition, the Merger Agreement provides that consummation of the Merger is conditioned on, among other things, the receipt of the IRS Ruling in form and substance reasonably satisfactory to BD, which shall continue to be valid and in full force and effect as of the Closing, along with other regulatory approvals. For a discussion of the conditions to the Merger, see the sections entitled “The Transactions—Regulatory Approvals,” “The Transaction Agreements—The Merger Agreement—Conditions to the Merger” and “The Transaction Agreements—The Separation Agreement—Conditions to the Distribution.”

Q:	Who will bear the cost of soliciting votes for the Special Meeting?

A:

Waters has engaged Innisfree M&A Incorporated to assist in the solicitation of proxies for the Special Meeting. Waters estimates that it will pay Innisfree M&A Incorporated $75,000, plus additional fees to be determined at the conclusion of the solicitation and reimbursement of reasonable expenses. Waters has agreed to indemnify Innisfree M&A Incorporated against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions).

Q:	Who can answer my questions?

A:	If you have any questions about the Special Meeting or need to obtain proxy cards or other information, please contact:

Innisfree M&A Incorporated

501 Madison Avenue

New York, New York 10022

(212) 750-5833

Q:	Where can I find more information about Waters, BD, SpinCo and the Transactions?

A:

You can find out more information about Waters, BD, SpinCo and the Transactions by reading this proxy statement/prospectus and, with respect to Waters, from various sources described in “Where You Can Find More Information; Incorporation by Reference.”

SUMMARY

This summary, together with the section titled “Questions and Answers” immediately preceding this summary, provides a summary of the material terms of the Separation, the Distribution and the Merger. These sections highlight selected information contained in this proxy statement/prospectus and may not include all the information that is important to you. To better understand the proposed Separation, Distribution and Merger, and the risks related to the Transactions, you should read this entire proxy statement/prospectus carefully, including the annexes, as well as those additional documents to which this proxy statement/prospectus refers you. See also “Where You Can Find More Information; Incorporation by Reference.”

Information about the Companies

Waters Corporation

Waters Corporation

34 Maple Street

Milford, Massachusetts 01757

(508) 478-2000

Waters is a global leader in analytical instruments, separations technologies, and software, serving the life, materials, food, and environmental sciences for over 65 years. Waters helps to ensure the efficacy of medicines, the safety of food and the purity of water, and the quality and sustainability of products used every day. Waters has approximately 7,600 employees, operates directly in over 35 countries and has products available in more than 100 countries. Waters primarily designs, manufactures, sells and services high-performance liquid chromatography (the separation technique in which components of a mixture are partitioned between a liquid mobile phase and a solid stationary phase), ultra-performance liquid chromatography and mass spectrometry technology systems and support products, including chromatography columns, other consumable products and comprehensive post-warranty service plans. These systems are complementary products that are frequently employed together and sold as integrated instrument systems using common software platforms. In addition, Waters designs, manufactures, sells and services thermal analysis rheometry and calorimetry instruments through its TA Instruments product line. Waters is also a developer and supplier of advanced software-based products that interface with Waters’ instruments, as well as other manufacturers’ instruments. For more information on Waters, see the section entitled “Information About Waters.”

Beta Merger Sub, Inc.

c/o Waters Corporation

34 Maple Street

Milford, Massachusetts 01757

(508) 478-2000

Merger Sub is a wholly owned subsidiary of Waters. Merger Sub was incorporated on June 16, 2025 for the purposes of merging with and into SpinCo in the Merger. Merger Sub has not carried on any activities other than in connection with the Merger Agreement and the Transactions and the approvals contemplated therein.

Becton, Dickinson and Company

Becton, Dickinson and Company

1 Becton Drive

Franklin Lakes, NJ 07417-1880

(201) 847-6800

Becton, Dickinson and Company (“BD”) was incorporated under the laws of the State of New Jersey in November 1906, as successor to a New York business started in 1897. BD’s executive offices are located at 1 Becton Drive, Franklin Lakes, New Jersey 07417-1880, and its telephone number is (201) 847-6800. BD is a global medical technology company engaged in the development, manufacture and sale of a broad range of medical supplies, devices, laboratory equipment and diagnostic products used by healthcare institutions, physicians, life science researchers, clinical laboratories, the pharmaceutical industry and the general public. BD provides customer solutions that are focused on improving medication management and patient safety; supporting infection prevention practices; equipping surgical and interventional procedures; improving prescription drug delivery; aiding anesthesiology care; enhancing the diagnosis of infectious diseases and cancers; and advancing cellular research and applications.

BD Life Sciences is a business segment of BD that provides products for the safe collection and transport of diagnostics specimens, and instruments and reagent systems to detect a broad range of infectious diseases, healthcare-associated infections and cancers. In addition, BD Life Sciences produces research and clinical tools that facilitate the study of cells, and the components of cells, to gain a better understanding of normal and disease processes. That information is used to aid the discovery and development of new drugs and vaccines, and to improve the diagnosis and management of diseases. The primary customers served by BD Life Sciences are hospitals, laboratories and clinics; blood banks; healthcare workers; physicians’ office practices; academic and government institutions; and pharmaceutical and biotechnology companies. BD Life Sciences consists of the following organizational units: Diagnostic Solutions, Biosciences and Specimen Management.

Effective October 1, 2025, BD reorganized its organizational units into five distinct, separately-managed segments, based on the nature of BD’s product and service offerings. BD’s new organizational structure is based upon the following five segments: Medical Essentials, Connected Care, BioPharma Systems, Interventional and Life Sciences. The BDS Business is comprised of BD Life Sciences’ Diagnostic Solutions and Biosciences business units. For more information on BD and on the BDS Business, respectively, see the sections entitled “Information About BD” and “Information about the BDS Business.”

Augusta SpinCo Corporation

c/o Becton, Dickinson and Company

1 Becton Drive

Franklin Lakes, NJ 07417-1880

(201) 847-6800

Augusta SpinCo Corporation ( “SpinCo”) was incorporated on June 17, 2025 and is currently a wholly owned direct subsidiary of BD. In connection with the Separation and Distribution, BD will cause specified assets and liabilities used in the BDS Business to be transferred to SpinCo, after which time all of the shares of SpinCo Common Stock will be distributed to BD shareholders.

The BDS Business consists of BD’s Biosciences and Diagnostic Solutions business units. Biosciences is a leader in immunology (the study of the immune system and immune responses in health and disease) and cancer research solutions and related clinical diagnostics, including flow cytometry instruments and reagents, and innovative multiomics tools. Diagnostic Solutions is a leader in microbiology and infectious disease diagnostics, including molecular diagnostics (certain diagnostic tests that detect specific nucleic acids (DNA/RNA) or mutations to identify pathogens, cancers, or genetic conditions), cervical cancer screening, microbiology automation (automated systems and workflows that culture, process, identify, and assess microbes to improve lab throughput, consistency and clinical performance) and point-of-care offerings. For more information on the BDS Business, see the section entitled “Information About the BDS Business.”

The Transactions (See “The Transactions”)

On July 13, 2025, Waters, BD, Merger Sub and SpinCo, as applicable, entered into certain agreements to effect the transfer of the BDS Business to Waters. The transactions contemplated by the agreements provide for the separation of the BDS Business from BD, the distribution of SpinCo Common Stock to BD shareholders and the subsequent merger of Merger Sub with and into SpinCo, with SpinCo surviving as a wholly owned subsidiary of Waters. As a result of and immediately following these transactions, it is expected that the shares of SpinCo Common Stock will be converted into approximately 39.2% of the outstanding shares of Waters Common Stock immediately following the Merger. However, in order to preserve the tax-free nature of the Distribution for U.S. federal income tax purposes, the Merger Agreement provides that the Exchange Ratio will be adjusted if necessary in certain circumstances such that the number of shares of Waters Common Stock issued in the Merger to shareholders of SpinCo will be increased. In the event that the Exchange Ratio is adjusted upward, Waters will pay the Waters Special Dividend and, depending on the size of the adjustment of the Exchange Ratio, the SpinCo Cash Distribution could be decreased, in each case, to account for the value of the additional shares issued to BD’s shareholders (as required pursuant to the Merger Agreement). BD shareholders will retain their shares of BD Common Stock. In order to effect the Transactions, Waters, Merger Sub, BD and SpinCo entered into the Merger Agreement and Waters, BD and SpinCo entered into the Separation Agreement. In addition, Waters, BD, SpinCo or their respective affiliates will enter into a series of ancillary agreements in connection with the Transactions.

For a more complete discussion of the transaction agreements, see the section entitled “The Transaction Agreements—The Merger Agreement,” “The Transaction Agreements—The Separation Agreement,” and “Additional Agreements Related to the Separation, the Distribution and the Merger.”

Transaction Sequence (See “The Transactions—Transaction Sequence”)

Below is a step-by-step list illustrating certain material events relating to the Separation, Distribution and the Merger:

Step 1: Separation

Prior to the Distribution and the Merger, BD will transfer (or cause to be transferred) and SpinCo will accept and assume (or cause to be accepted and assumed) all of the right, title and interest to and under certain assets and liabilities relating to the BDS Business.

Step 2: Incurrence of the SpinCo Financing and/or the Permanent SpinCo Financing

Prior to the Distribution and the Merger, SpinCo expects to incur indebtedness under the SpinCo Financing and/or the Permanent SpinCo Financing in an aggregate principal amount of up to $4.0 billion. The aggregate proceeds of the SpinCo Financing and/or the Permanent SpinCo Financing, as applicable, will be used by SpinCo to make the SpinCo Cash Distribution, subject to certain adjustments set forth in the Merger Agreement, and to pay fees and expenses related to the Transactions. In addition, following the Merger, any proceeds of the SpinCo Financing and/or the Permanent SpinCo Financing, if applicable, in excess of the foregoing may be used to pay all or any portion of the Waters Special Dividend, if necessary.

The material terms of the SpinCo Financing are described in more detail under “The Transaction Agreements—Debt Financing.” Following the Merger, Waters and certain of its subsidiaries are expected to guarantee all indebtedness incurred by SpinCo in connection with the payment of the SpinCo Cash Distribution.

Step 3: Incurrence of Waters Bridge Facility and/or the Permanent Waters Financing

In connection with the Closing, Waters may incur new indebtedness under the Waters Bridge Facility and/or the Permanent Waters Financing in an aggregate principal amount of up to $1.8 billion. The aggregate proceeds of the Waters Bridge Facility and/or the Permanent Waters Financing may be used by Waters to (i) pay the Waters Special Dividend, if necessary, and (ii) pay fees and expenses in connection with the Transactions.

The material terms of the Waters Bridge Facility are described in more detail under “The Transaction Agreements—Debt Financing.”

Step 4: SpinCo Cash Distribution

Pursuant to the Separation, SpinCo will make a cash distribution to BD equal to $4.0 billion, subject to adjustment. See the section entitled “The Transaction Agreements—The Separation Agreement—Initial Adjustment Statement; Post-Closing Adjustments” for further description of adjustments to the SpinCo Cash Distribution.

Step 5: Distribution

Following the SpinCo Cash Distribution, BD will distribute to its shareholders all of the issued and outstanding shares of SpinCo Common Stock held by BD by way of a pro rata distribution and for no consideration.

Step 6: Merger

Following the Distribution, Merger Sub will be merged with and into SpinCo, with SpinCo as the surviving entity, and all SpinCo Common Stock will be converted into the right to receive shares of Waters Common Stock, as calculated and subject to adjustment as set forth in the Merger Agreement. When the Merger is completed, SpinCo will become a wholly owned subsidiary of Waters.

Each share of SpinCo Common Stock issued and outstanding as of immediately prior to the Effective Time (other than (A) shares held by SpinCo as treasury stock or by Waters or Merger Sub, in each case, as of immediately prior to the Merger that are automatically canceled and (B) any shares of Hook Stock) will be automatically converted into the right to receive a number of shares of Waters Common Stock equal to the Exchange Ratio, which is subject to (i) required adjustments from stock splits, recapitalizations or similar equity transactions in Waters Common Stock and, (ii) if applicable, required adjustments to the Exchange Ratio to satisfy the Threshold Percentage as described below with cash paid in lieu of fractional shares of Waters Common Stock in accordance with the Merger Agreement. Prior to the adjustment described below, the Exchange Ratio is designed to result in the issued and outstanding shares of Waters Common Stock on a fully diluted basis, immediately following the Merger, being owned approximately 39.2% by the former holders of SpinCo Common Stock (in their capacity as such) and approximately 60.8% by the Waters shareholders immediately prior to the Merger (in their capacity as such).

However, in order to preserve the tax-free nature of the Distribution for U.S. federal income tax purposes, the Merger Agreement generally provides that the Exchange Ratio will be adjusted and increased if necessary to ensure that, immediately following the Closing, former holders of SpinCo Common Stock (including the Overlap Shareholders) own, for applicable U.S. federal income tax purposes, at least the Threshold Percentage of the outstanding shares of Waters Common Stock.

If the Exchange Ratio would result in the percentage of issued and outstanding shares of Waters Common Stock to be received in the Merger by former holders of SpinCo Common Stock (other than Overlap Shareholders), together with the share ownership percentage represented by the aggregate Overlap Shares for all Overlap Shareholders, being less than the Threshold Percentage of all shares of Waters Common Stock outstanding immediately following the consummation of the Merger, then the Exchange Ratio will be increased to result in the percentage of shares of Waters Common Stock to be received by the former holders of SpinCo Common Stock (including the Overlap Shareholders) being equal to the Threshold Percentage. For more information, see the section entitled “The Transactions—Transaction Sequence.”

Set forth below are diagrams that graphically illustrate, in simplified form, the existing corporate structure of the parties to the Transactions, the corporate structure of the parties immediately following the Separation and the Distribution, but before the Merger, and the final corporate structure immediately following the consummation of the Merger.

Existing Structure:

Structure Following the Separation and the Distribution, but before the Merger:

Structure Following the Merger:

The Separation and the Distribution (See “The Transaction Agreements—The Separation Agreement”)

Prior to the Distribution and the Merger, certain subsidiaries of BD will undergo an internal restructuring to separate and consolidate the BDS Business under SpinCo pursuant to the Separation Agreement. In the Separation, BD will transfer (or cause to be transferred) and SpinCo will accept and assume (or cause to be accepted and assumed) all of the right, title and interest to and under certain assets and liabilities relating to the BDS Business.

Following the Separation, BD will distribute to its shareholders all of the SpinCo Common Stock held by BD by way of a pro rata distribution. The final distribution of SpinCo Common Stock from BD to BD’s shareholders will be made pro rata for no consideration.

Conditions to the Distribution (See “The Transaction Agreements—The Separation Agreement—Conditions to the Distribution”)

The obligation of BD to consummate the Distribution is subject to the following conditions:

•	the receipt by BD of the BD Distribution Tax Opinion;

•	the receipt by BD of the IRS Ruling in form and substance reasonably satisfactory to BD, which shall continue to be valid and in full force and effect as of the Closing;

•	the completion of the Separation substantially in accordance with the Separation step plan (other than those steps that are expressly contemplated to occur at or after the Distribution);

•

the delivery by an independent appraisal firm reasonably acceptable to BD of one or more opinions to the BD Board confirming the solvency and financial viability of BD prior to the Distribution and of BD and SpinCo after giving effect to the consummation of the SpinCo Financing or the Permanent SpinCo Financing, SpinCo Cash Distribution and Cash Transfer and after consummation of the Distribution;

•

the consummation of the SpinCo Financing or the Permanent SpinCo Financing in accordance with the Separation Agreement and receipt by SpinCo of net cash proceeds in respect of such financing equal to or greater than the amount of the SpinCo Cash Distribution, and BD, acting reasonably and in good faith, being satisfied that, as of the Distribution Time, it shall have no liability under the SpinCo Financing and/or Permanent SpinCo Financing;

•	the satisfaction or waiver of conditions to BD’s, SpinCo’s, Waters’ and Merger Sub’s obligations to effect the Merger;

•	the irrevocable confirmation by Waters that conditions to it and Merger Sub’s obligations to effect the Merger have been satisfied;

•

the issuance of additional shares of SpinCo Common Stock to BD, or other appropriate actions, such that the number of shares of SpinCo Common Stock then outstanding is equal to the number of shares of SpinCo Common Stock necessary to effect the Distribution and the other transactions contemplated by the Separation Agreement;

•	the consummation of the SpinCo Cash Distribution by SpinCo to BD; and

•	the payment of the Cash Transfer.

In accordance with the Separation Agreement, BD and Waters will cooperate and use their reasonable best efforts to cause the conditions to the Distribution to be satisfied as promptly as practicable, but in any event, prior to the Outside Date. In addition, BD is required to use its reasonable best efforts to obtain the opinions referenced in bullets one and four above to consummate the Distribution.

The Merger; Merger Consideration (See the sections entitled “The Transaction Agreements—The Merger Agreement—Merger Consideration; Waters Special Dividend” and “The Transactions—Calculation and Adjustments to the Exchange Ratio; Amount of Waters Special Dividend”)

In accordance with the Merger Agreement, immediately following the Distribution, Merger Sub will merge with and into SpinCo. As a result of the Merger, the separate corporate existence of Merger Sub will cease, and SpinCo will continue as the surviving corporation and a wholly owned subsidiary of Waters. Following the Merger, Waters will continue the combined business operations of Waters and SpinCo (the “combined company”).

The Merger Agreement provides that, at the Effective Time, each share of SpinCo Common Stock issued and outstanding (except for any such shares held as treasury stock, or held by BD, SpinCo, or any subsidiary of BD, if any, which shares will be canceled) will be automatically converted into the right to receive a number of shares of Waters Common Stock, in accordance with the Exchange Ratio (and subject to the adjustments) described below.

Prior to the adjustments provided in the Merger Agreement, the Merger Agreement provides that the Exchange Ratio is equal to a fraction obtained by dividing (i) the Fully Diluted SpinCo Shares minus the SpinCo Make Whole Awards by (ii) the number of outstanding shares of SpinCo Common Stock issued immediately following the Distribution other than the shares held as treasury stock, or held by BD, SpinCo, or any subsidiary of BD, if any, which shares will be canceled.

However, in order to preserve the tax-free nature of the Distribution for U.S. federal income tax purposes, the Merger Agreement generally provides that the Exchange Ratio will be adjusted and increased in a manner designed to ensure that, immediately following the Closing, former holders of SpinCo Common Stock (including the Overlap Shareholders) own, for applicable U.S. federal income tax purposes, at least the Threshold Percentage of the outstanding shares of Waters Common Stock. The Merger Agreement further provides for certain customary adjustments of the Exchange Ratio in the event of stock splits, combinations of shares, reclassifications, recapitalizations or other similar transactions with respect to Waters Common Stock.

If the Exchange Ratio would result in the percentage of issued and outstanding shares of Waters Common Stock to be received in the Merger by former holders of SpinCo Common Stock (other than Overlap Shareholders), together with the share ownership percentage represented by the aggregate Overlap Shares for all Overlap Shareholders, being less than the Threshold Percentage of all shares of Waters Common Stock outstanding immediately following the consummation of the Merger, then the Exchange Ratio will be increased to result in the percentage of shares of Waters Common Stock to be received by the former holders of SpinCo Common Stock (including the Overlap Shareholders) being equal to the Threshold Percentage.

If additional shares of Waters Common Stock are required to be issued as a result of the Exchange Ratio adjustment, the Merger Agreement provides that, prior to the Closing, Waters, subject to applicable laws, will declare the Waters Special Dividend in an aggregate amount equal to the lesser of (x) the Aggregate Adjustment Amount and (y) $750.0 million (the “Step 1 Cap”) (or, if clauses (x) and (y) of this paragraph are equal, such amount) (“Step 1”).

If the Aggregate Adjustment Amount exceeds the Step 1 Cap, then (i) the amount of the SpinCo Cash Distribution will be decreased by an amount equal to 40% of the lesser of (x) the Aggregate Adjustment Amount minus the Step 1 Cap and (y) $5.0 billion (the “Step 2 Cap”) (or, if clauses (x) and (y) of this paragraph are equal, such amount) (the “Step 2 Adjustment Amount”), and (ii) the Waters Special Dividend will be increased further by an amount equal to 60% of the Step 2 Adjustment Amount (with such increase described in this clause (ii) being in addition to the increase to the Waters Special Dividend described in Step 1 above) (collectively, “Step 2”).

If the Aggregate Adjustment Amount exceeds the sum of the Step 1 Cap and the Step 2 Cap, then (i) the amount of the SpinCo Cash Distribution will be decreased further by an amount equal to 50% of the lesser of (x) the Aggregate Adjustment Amount minus the Step 1 Cap and the Step 2 Cap and (y) $500.0 million (the “Step 3 Cap”) (the “Step 3 Adjustment Amount”) (with such decrease described in this clause (i) being in addition to the decrease in the SpinCo Cash Distribution as described in Step 2 above), and (ii) the Waters Special Dividend will be increased further by an amount equal to 50% of the Step 3 Adjustment Amount (with such increase described in this clause (ii) being in addition to the increase to the Waters Special Dividend described in Step 1 and Step 2 above) (collectively, “Step 3”).

In the event that the aforementioned Aggregate Adjustment Amount exceeds $6.25 billion (the “Aggregate Cap” and, the amount by which the Aggregate Adjustment Amount exceeds the Aggregate Cap, the “Excess Adjustment Amount”), then (i) Waters will, in its sole discretion, be entitled to further increase the Waters Special Dividend up to the Excess Adjustment Amount; and (ii) BD will, in its sole discretion, be entitled to further decrease the amount of the SpinCo Cash Distribution up to the Excess Adjustment Amount. If the Aggregate Adjustment Amount exceeds the Aggregate Cap and the sum of (x) the increase in clause (i) of the prior sentence and (y) the absolute value of the decrease in clause (ii) of the prior sentence is less than the Excess Adjustment Amount, then the Exchange Ratio will not be increased as contemplated, and neither BD nor Waters will be obligated to consummate the transactions contemplated to occur on the Closing Date.

No fractional shares of Waters Common Stock or book-entry credit of the same will be issued pursuant to the Merger. All fractional shares of Waters Common Stock that a holder of SpinCo Common Stock would otherwise be entitled to receive as a result of the Merger will, in lieu of such fraction of a share, be aggregated by the Exchange Agent. The Exchange Agent will cause the whole shares obtained thereby to be sold on behalf of such holders that would otherwise have been entitled to receive a fractional share of Waters Common Stock pursuant to the Merger in the open market (or otherwise as reasonably directed by Waters), in each case, at then-prevailing market prices and in no case later than 10 business days after the Effective Time.

Conditions to the Merger (See “The Transaction Agreements—The Merger Agreement—Conditions to the Merger”)

Mutual Conditions

The obligations of each party to the Merger Agreement to consummate the Merger are subject to the fulfillment or waiver by each of the parties of the following conditions:

•

the expiration or termination of any applicable waiting period under the HSR Act with respect to the Merger and the receipt of any required consents, authorizations, approvals, orders, filings and declarations required to be obtained prior to the Merger from certain Governmental Authorities under applicable laws;

•	the consummation of the Separation and the Distribution in accordance with the terms of the Separation Agreement in all material respects;

•

the effectiveness of the Waters registration statement and the SpinCo registration statement in accordance with the Securities Act or the Exchange Act and the absence of any stop order by the SEC or actual or threatened proceedings by a Governmental Authority seeking such a stop order;

•

the absence of a Governmental Authority of competent jurisdiction in the United States or in any jurisdiction set forth on the SpinCo Disclosure Schedule (as defined in the Merger Agreement) or in any jurisdiction where either SpinCo or Waters conducts non de minimis operations or owns non de minimis amounts of assets having enacted, issued or promulgated any law, statute, code, ordinance, rule or regulations, or no Governmental Authority of competent jurisdiction having issued or granted any order or injunction whether temporary, preliminary or permanent, in each case, that remains in effect and that has the effect of restraining, enjoining or prohibiting the consummation of the Separation, the Distribution or the Merger;

•	the approval by Waters shareholders of the Waters Share Issuance at the Special Meeting; and

•	the approval for listing (subject to official notice of issuance) on the NYSE of the shares of Waters Common Stock to be issued to the holders of SpinCo Common Stock pursuant to the Merger.

BD’s and SpinCo’s Conditions

The obligations of BD and SpinCo to consummate the Merger are subject to the fulfillment or waiver by BD of the following additional conditions:

•

the performance and compliance by Waters and Merger Sub in all material respects with the obligations, covenants and agreements required by the Merger Agreement to be performed or complied with by Waters and Merger Sub at or prior to the Closing Date;

•

the truth and correctness of the representations and warranties of Waters and Merger Sub set forth in the Merger Agreement, generally both when made and as of the Closing Date, subject to certain specified materiality standards;

•

the delivery by Waters and Merger Sub to BD of a certificate dated as of the Closing Date signed by an executive officer of Waters and Merger Sub certifying the satisfaction of the conditions described in the preceding two bullet points;

•	the receipt by BD of the BD Merger Tax Opinion;

•

the receipt by BD of (i) the IRS Ruling in form and substance reasonably satisfactory to BD, which shall continue to be valid and in full force and effect as of the Closing and (ii) the BD Distribution Tax Opinion; and

•	the SpinCo Cash Distribution having occurred.

Each of these conditions may be waived by BD. If the IRS Ruling condition is waived, BD will not be permitted to take into account the number of shares of BD Common Stock and Waters Common Stock owned by certain categories of investors who are both BD shareholders and Waters shareholders in determining the number of shares of Waters Common Stock that BD shareholders must receive to not result in gain imposed under Section 355(e) of the Code with respect to the Distribution. In addition, Skadden would likely be unable to deliver the BD Distribution Tax Opinion due to the uncertainties associated with ascertaining Overlap Shareholders in the absence of an IRS Ruling. In the absence of the IRS private letter ruling, the adjustments to the Exchange Ratio pursuant to the mechanism set forth in the Merger Agreement and described in this proxy statement/prospectus and the Waters Special Dividend may be insufficient to prevent gain imposed under Section 355(e) of the Code with respect to, and there is significant risk that BD would recognize a material amount of taxable gain, on the Distribution. Waters will undertake to recirculate and resolicit shareholder approval if the IRS Ruling, BD Distribution Tax Opinion or BD Merger Tax Opinion condition is waived and the change in U.S. federal income tax consequences is material. For more information, see the section entitled “U.S. Federal Income Tax Consequences of the Distribution and the Merger,” and for a discussion of the IRS Ruling, see the section entitled “The Transactions—IRS Ruling.”

Waters’ and Merger Sub’s Conditions

The obligations of Waters and Merger Sub to consummate the Merger are subject to the fulfillment or waiver by Waters of the following additional conditions:

•

the performance and compliance by each of BD and SpinCo in all material respects of the obligations, covenants and agreements required by the Merger Agreement to be performed or complied with by it at or prior to the Closing;

•

the truth and correctness of the representations and warranties of BD and SpinCo set forth in the Merger Agreement, generally both when made and as of the Closing Date, subject to certain specified materiality standards;

•	the receipt by Waters and Merger Sub of a certificate executed by an executive officer of BD confirming the satisfaction of the conditions described in the preceding two bullet points; and

•	the receipt by Waters of the Waters Merger Tax Opinion.

Each of these conditions may be waived by Waters. Waters will undertake to recirculate and resolicit shareholder approval if the Waters Merger Tax Opinion condition is waived and the change in U.S. federal income tax consequences is material. For more information, see the section entitled “U.S. Federal Income Tax Consequences of the Distribution and the Merger.”

Ancillary Documents (See “Additional Agreements Related to the Separation, The Distribution and the Merger”)

Employee Matters Agreement

BD, SpinCo and Waters will enter into an Employee Matters Agreement with respect to the transfer of the employment of certain employees of the BD Group and the SpinCo Group and related matters, including allocation among the parties of assets, liabilities and responsibilities with respect to terms of employment, benefit plan transition and coverage and other compensation and labor matters, as well as responsibility for employee and benefit plan liabilities for certain current and former employees of the BD Group and the SpinCo Group. The material terms of the Employee Matters Agreement are described in more detail under “Additional Agreements Related to the Separation, the Distribution and the Merger—Employee Matters Agreement.”

Tax Matters Agreement

SpinCo, BD and Waters will enter into a Tax Matters Agreement that governs the parties’ respective rights, responsibilities and obligations with respect to taxes of SpinCo, BD and their respective subsidiaries (including taxes arising in the ordinary course of business and taxes, if any, incurred as a result of any failure of the Separation or the Distribution to qualify for their intended tax treatment), tax benefits and attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings, and assistance and cooperation in respect of tax matters. The material terms of the Tax Matters Agreement are described in more detail under “Additional Agreements Related to the Separation, the Distribution and the Merger—Tax Matters Agreement.”

Contract Manufacturing Agreements

BD and SpinCo will enter into one or more Contract Manufacturing Agreements, pursuant to which each of BD and SpinCo will manufacture certain components for each other on a product-by-product basis according to minimum purchase requirements imposed on both parties. The material terms of the Contract Manufacturing Agreements are described in more detail under “Additional Agreements Related to the Separation, the Distribution and the Merger—Contract Manufacturing Agreements.”

Intellectual Property Matters Agreement

Waters, BD and SpinCo will enter into an Intellectual Property Matters Agreement, pursuant to which BD and Waters will license to each other certain intellectual property used in their respective businesses. The material terms of the Intellectual Property Matters Agreement are described in more detail under “Additional Agreements Related to the Separation, the Distribution and the Merger—Intellectual Property Matters Agreement.”

Transition Services Agreement

SpinCo and BD will enter into a Transition Services Agreement, pursuant to which BD will provide services to SpinCo on a transitional basis to facilitate the transition of the BDS Business to Waters. BD will provide to SpinCo various services (including HR, sales and marketing, finance and IT) for a duration ranging from three months up to 24 months. The material terms of the Transition Services Agreement are described in more detail under “Additional Agreements Related to the Separation, the Distribution and the Merger—Transition Services Agreement.”

Opinion of Waters’ Financial Advisor (See “The Transactions—Opinion of Barclays”)

Waters engaged Barclays to act as its financial advisor with respect to a potential combination of Waters and the BDS Business. On July 13, 2025, Barclays rendered its oral opinion (which was subsequently confirmed in writing) to the Waters Board that, as of such date and based upon and subject to the assumptions, qualifications and limitations stated in its opinion, the Exchange Ratio to be paid in the Merger was fair to Waters from a financial point of view. The full text of the written opinion of Barclays, dated July 13, 2025, which describes, among other things, the assumptions made, procedures followed, matters considered, qualifications and limitations on the scope of the review undertaken by Barclays, is attached as Annex C to this proxy statement/prospectus and is incorporated by reference herein in its entirety. Barclays’ opinion was rendered for the benefit of the Waters Board, in its capacity as such, and addressed only the fairness to Waters of the Exchange Ratio in the Merger as of the date of the opinion. Barclays’ opinion does not address any other aspect of the Merger or related transactions and no opinion or view was expressed as to the relative merits of the Merger in comparison to other strategies or transactions that might be available to Waters or in which Waters might engage or as to the underlying business decision of Waters to proceed with or effect the Merger. Neither Barclays’ opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus constitutes advice or a recommendation to any shareholder of Waters as to how such shareholder should act or vote with respect to the Transactions.

For more information see the section entitled “The Transactions—Opinion of Barclays.”

Board of Directors and Management of Waters Following the Merger (See “Information About Waters—Directors and Executive Officers of Waters”)

Following the Merger, the Waters Board will consist of between 11 to 12 members (as mutually agreed between Waters and BD prior to Closing), where 10 directors will be the members of the Waters Board then in-office immediately prior to the Merger, and the remaining one or two directors will be nominees of BD (selected after good faith consultation with Waters). Dr. Flemming Ornskov is expected to continue as chair of the Waters Board following the Merger.

Following the Merger, management of the combined company is expected to be led by Waters’ existing chief executive officer, Udit Batra.

Interests of Directors and Executive Officers in the Merger (See “The Transactions—Interests of Directors and Executive Officers in the Merger”)

Certain of the executive officers of Waters and certain members of the Waters Board may have interests in the Transactions that differ from, or are in addition to, those of the Waters shareholders.

Effects of the Distributions and the Merger on BD Equity Awards/Plans (See “Additional Agreements Related to the Separation, the Distribution and the Merger—Employee Matters Agreement—Treatment of Equity Incentive Awards”)

Regulatory Approvals (See “The Transactions—Regulatory Approvals” and “The Transaction Agreements—The Merger Agreement—Regulatory Matters”)

As further described in this proxy statement/prospectus, to complete the Merger, filings, notices and waiting periods are required in order for Waters and BD to obtain required authorizations, approvals and/or consents from a number of antitrust, competition and other regulatory authorities, including required approvals under the competition laws of certain jurisdictions, clearance under certain foreign investment laws, and the expiration of the applicable waiting period under the HSR Act. Waters and BD agreed to use their respective reasonable best efforts to obtain such authorizations, approvals and/or consents. The obligation of Waters and BD to consummate the Merger is conditioned upon, among other things, the expiration or early termination of the applicable waiting period under the HSR Act and the receipt of approvals under the antitrust laws of certain specified foreign jurisdictions. Waters and BD have both filed their respective HSR notifications, and the HSR Act waiting period expired at 11:59 p.m., Eastern Time, on October 15, 2025.

No Dissenters’ Rights or Rights of Appraisal (See “The Transactions—No Dissenters’ Rights or Rights of Appraisal”)

Waters’ shareholders will not be entitled to exercise appraisal or dissenters’ rights under the DGCL in connection with the Separation, the Distribution or the Merger.

Debt Financing (See “The Transaction Agreements—Debt Financing”)

Concurrently with the execution of the Merger Agreement, SpinCo entered into the SpinCo Bridge Commitment Letter with certain financial institutions, pursuant to which such financial institutions committed to provide senior unsecured bridge loans under a 364-day senior unsecured bridge loan credit facility in an aggregate principal amount of up to $4.0 billion, subject to the terms and conditions of the SpinCo Bridge Commitment Letter. The SpinCo Bridge Commitment Letter was subsequently terminated on July 29, 2025, in connection with the entry into the Amended and Restated SpinCo Term Loan Commitment Letter.

Concurrently with the execution of the Merger Agreement, SpinCo entered into the SpinCo Term Loan Commitment Letter with certain financial institutions, pursuant to which such financial institutions agreed to arrange and syndicate a senior unsecured term loan credit facility in an aggregate principal amount of up to $4.0 billion and committed to provide a portion of the senior unsecured term loans under such facility, subject to the terms and conditions of the SpinCo Term Loan Commitment Letter. The SpinCo Term Loan Commitment Letter was subsequently amended, restated and superseded in its entirety by the Amended and Restated SpinCo Term Loan Commitment Letter, entered into on July 29, 2025, by SpinCo and certain financial institutions (the “SpinCo Commitment Parties”), pursuant to which the SpinCo Commitment Parties fully committed to provide senior unsecured term loans under a senior unsecured term loan credit facility in an aggregate principal amount of up to $4.0 billion, subject to the terms and conditions of the Amended and Restated SpinCo Term Loan Commitment Letter. SpinCo expects that SpinCo may reduce commitments under the Amended and Restated SpinCo Term Loan Commitment Letter by incurring the Permanent SpinCo Financing on or prior to the date of the SpinCo Cash Distribution. The aggregate proceeds of the SpinCo Financing and/or the Permanent SpinCo Financing will be used by SpinCo to make the SpinCo Cash Distribution, subject to certain adjustments set forth in the Merger Agreement, and to pay fees and expenses related to the Transactions. In addition, following the Merger, any proceeds of the SpinCo Financing and/or the Permanent SpinCo Financing, if applicable, in excess of the foregoing may be used to pay all or any portion of the Waters Special Dividend. In the event that no Permanent SpinCo Financing is incurred on or prior to the date of the SpinCo Cash Distribution, SpinCo may incur Permanent SpinCo Financing following the consummation of the Merger and use the proceeds from such Permanent SpinCo Financing to repay indebtedness incurred under the SpinCo Financing on or prior to the date of the SpinCo Cash Distribution. SpinCo anticipates that the definitive documentation governing the Permanent SpinCo Financing will contain customary covenants for financing transactions of a similar nature and will carry an interest rate based on then current market conditions. The terms of the Permanent SpinCo Financing are not committed, and the exact terms and interest rate of the Permanent SpinCo Financing will be subject to market conditions. There can be no assurance regarding if or when the Permanent SpinCo Financing will be consummated or the terms of the Permanent SpinCo Financing. Following the Merger, Waters and certain of its subsidiaries are expected to guarantee all indebtedness incurred by SpinCo in connection with the payment of the SpinCo Cash Distribution.

Concurrently with the execution of the Merger Agreement, Waters and a financial institution executed a 364-day senior unsecured bridge loan facility commitment letter, pursuant to which such financial institution has committed to provide senior unsecured bridge financing of $1.8 billion to fund the Waters Special Dividend (if it becomes necessary to pay such dividend to the Waters shareholders), and fees and expenses related to the transactions contemplated by the Merger Agreement, on the terms and conditions set forth therein. Waters expects that Waters may reduce commitments under the Waters Bridge Facility by incurring indebtedness under the Permanent Waters Financing on or prior to the payment date of the Waters Special Dividend. The aggregate proceeds of the Waters Bridge Facility and/or the Permanent Waters Financing will be used by Waters to make the Waters Special Dividend if the Waters Special Dividend becomes payable pursuant to the Merger Agreement. Waters anticipates that the definitive documentation governing the Permanent Waters Financing will contain customary covenants for financing transactions of a similar nature and will carry an interest rate based on then current market conditions. The terms of the Permanent Waters Financing are not committed, and the exact terms and interest rate of the Permanent Waters Financing will be subject to market conditions. There can be no assurance regarding if or when the Permanent Waters Financing will be consummated or the terms of the Permanent Waters Financing.

This proxy statement/prospectus is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any debt securities of Waters or SpinCo. No offer of debt securities will be made in the United States absent registration under the Securities Act, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Termination (See “The Transaction Agreements—The Merger Agreement—Termination”)

The Merger Agreement may be terminated at any time prior to the Effective Time by the mutual written consent of Waters and BD. Also, subject to specified qualifications and exceptions, Waters or BD may terminate the Merger Agreement if, at any time prior to the Effective Time:

•

the Merger has not been consummated on or prior to July 13, 2026 (the “Outside Date”), which date is subject to extension to October 13, 2026 in the event that conditions to Closing relating to outstanding regulatory approvals have not been received;

•	any governmental order or other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger or the other Transaction Documents becomes final and non-appealable;

•

a breach of any representation, warranty, covenant or agreement on the part of the other party occurs, such that an applicable condition to closing would not be satisfied, and such inaccuracy or breach is incapable of being cured prior to the Outside Date or, if curable, is not cured within the earlier of (i) 60 days after written notice thereof by the breaching party and (ii) the Outside Date; or

•	the requisite Waters shareholders fail to approve the Share Issuance Proposal at the Special Meeting (including any adjournment or postponement thereof).

BD may terminate the Merger Agreement, if, at any time prior to the Effective Time:

•

the Waters Board has either (i) adopted, approved, endorsed or recommended, or publicly proposed to adopt, approve, endorse or recommend, any Competing Proposal (as defined herein), (ii) withdrawn, changed, amended, modified or qualified, or publicly proposed to withdraw, change, amend, modify or qualify, in a manner adverse to BD or SpinCo, the Waters Board Recommendation, (iii) if a Competing Proposal that is structured as a tender offer or exchange offer for the outstanding shares of Waters Common Stock is commenced pursuant to Rule 14d-12 under the Exchange Act, failed to recommend against any such Competing Proposal within 10 business days after such commencement (or, if earlier, by the second business day prior to the then-scheduled Special Meeting) or (iv) failed to include the Waters Board Recommendation in this proxy statement/prospectus ((i) through (iv) collectively, a “Waters Adverse Recommendation Change”).

In the event of termination of the Merger Agreement, the Merger Agreement will terminate without any liability on the part of any party, provided that such termination will not relieve any party from any liability for any fraud or willful breach of any representation, warranty, covenant, obligation or other provision contained in the Merger Agreement except as described below under “The Merger Agreement—Termination Fee Payable in Certain Circumstances.”

Termination Fee Payable in Certain Circumstances

The Merger Agreement provides that in the event of termination of the Merger Agreement prior to the Closing under certain circumstances described below, Waters may be required to pay a termination fee equal to $733.0 million to BD.

Waters has agreed to pay the Termination Fee to BD in the following circumstances, subject to certain specified conditions:

•	if BD terminates the Merger Agreement following a Waters Adverse Recommendation Change; or

•

upon a termination under specified circumstances if (i) a Competing Proposal with respect to Waters is publicly announced (or otherwise communicated to the Waters Board) at any time after the date of the Merger Agreement, and not publicly withdrawn at least five business days prior to the date of termination, and (ii) within 12 months of termination of the Merger Agreement, Waters consummates, or enters into a definitive agreement to consummate, any Competing Proposal (substituting each reference to “20%” in the definition of “Competing Proposal” to “50%”).

In no event will Waters be required to pay the Termination Fee more than once.

Special Meeting (See “The Special Meeting”)

Proposals

The purposes of the Special Meeting are as follows:

•	Share Issuance Proposal—to consider and vote upon the Share Issuance Proposal; and

•	Adjournment Proposal—to consider and vote upon the Adjournment Proposal.

Completion of the Merger is conditioned on the approval by Waters shareholders of the Share Issuance Proposal.

Required Vote (See “The Special Meeting—Required Vote”)

•

Share Issuance Proposal—Where a quorum is present, the affirmative vote of a majority of the votes cast in person via the Internet or by proxy by the shareholders entitled to vote thereon at the Special Meeting is required to approve the Share Issuance Proposal. The Merger will not occur unless the Share Issuance Proposal is approved.

•

Adjournment Proposal—Where a quorum is present, the affirmative vote of a majority of the votes cast in person via the Internet or by proxy by the shareholders entitled to vote thereon at the Special Meeting is required to approve the Adjournment Proposal.

Approval of each proposal is not conditioned on the approval of the other proposal.

Voting by Waters Directors and Executive Officers (See “The Special Meeting—Certain Ownership of Waters Common Stock”)

As of the Record Date, Waters’ executive officers and directors beneficially owned      shares of Waters Common Stock, representing approximately     % of the shares outstanding as of such date. Waters currently expects that each of its directors and executive officers will vote their shares of Waters Common Stock in favor of all proposals, although none of them has entered into an agreement requiring them to do so.

U.S. Federal Income Tax Consequences of the Distribution and the Merger (See “U.S. Federal Income Tax Consequences of the Distribution and the Merger”)

BD shareholders are generally not expected to recognize any gain or loss as a result of the Separation, the Distribution or the Merger, except for any gain or loss attributable to the receipt of cash in lieu of a fractional share of Waters Common Stock pursuant to the Merger. Waters is generally not expected to recognize any gain or loss as a result of the Separation, the Distribution or the Merger.

Risk Factors (See “Risk Factors”)

In evaluating the Transactions and the proposals to be considered at the Special Meeting, as applicable, Waters shareholders and BD shareholders should carefully consider the matters addressed in the section entitled “Cautionary Statement Concerning Forward-Looking Statements” and the risk factors set forth in the section entitled “Risk Factors,” as well as other information included or incorporated by reference in this proxy statement/prospectus and the other documents to which they have been referred. These risks include, without limitation, the following:

Risks Related to the Transactions

•	The consummation of the Transactions is subject to significant risks and uncertainties and may not be consummated on the expected terms, if at all.

•	The pending Transactions may cause disruption to Waters’ business.

•	The amount of the Waters Special Dividend, if any, and the number of shares of Waters Common Stock that may be issued in connection with the Transactions, is uncertain.

•	The Merger consideration payable in the Merger will not be adjusted in the event the value of the BDS Business or its assets or the value of Waters changes before the Merger is completed.

•	The Merger Agreement contains provisions that may discourage other companies from trying to acquire Waters.

•

The market price of Waters Common Stock may decline as a result of the Transactions and, after the consummation of the Transactions, may be affected by factors different from those affecting the price of Waters Common Stock before the Merger.

•

Investors holding shares of Waters Common Stock immediately prior to the completion of the Merger will, in the aggregate, have a significantly reduced ownership and voting interest in Waters after the Merger and will exercise less influence over management.

•

If the Contribution and the Distribution do not qualify as tax-free under Sections 355 and 368(a) of the Code, including as a result of an error in the determination of Overlap Shareholders or subsequent acquisitions of Waters Common Stock or BD Common Stock, or the Merger does not qualify as a reorganization under Section 368(a) of the Code, then BD and BD shareholders, as applicable, may be required to pay substantial U.S. federal income taxes, and SpinCo (then a subsidiary of Waters) may be obligated to indemnify BD for such taxes imposed on BD.

•	Negative publicity related to the Transactions may adversely affect Waters and BD.

•

Lawsuits may be filed against Waters, SpinCo, BD, the combined company and/or members of the boards of directors of Waters or BD that challenge the Transactions, and an adverse ruling in any such lawsuit may prevent the Transactions from closing or from closing within the expected timeframe and/or have an adverse impact on the combined company’s business and operations.

•

Actions of activist or dissident shareholders could delay or prevent the consummation of the Transactions and adversely affect Waters’ operations, financial condition and the value of Waters Common Stock.

Risks Related to the Combined Company Following the Transactions

•	Waters’ failure to successfully integrate the BDS Business within the expected timeline could adversely affect the combined company’s future results.

•	The amount of indebtedness that the combined company may incur and/or assume in connection with the Transactions is uncertain and may be substantial.

•

Following consummation of the Transactions, Waters and SpinCo will each be required to abide by potentially significant restrictions which could limit the combined company’s ability to undertake certain corporate actions that otherwise could be advantageous.

•

The historical combined financial statements of the BDS Business may not be representative of its financial condition or results of operations if it had been operated independently of BD and, as a result, may not be a reliable indicator of its future results.

•

The combined company’s actual financial position and results of operations may differ materially from the unaudited pro forma condensed combined financial information included in this proxy statement/prospectus.

•

The unaudited forward-looking financial information considered by Waters and provided to the Waters Board and Barclays, reflects estimates made by Waters management and actual results may be significantly higher or lower than estimated.

•

The combined company’s business, financial condition and results of operations may be adversely affected following the Transactions if it cannot negotiate terms that are as favorable as those that BD has received when the combined company replaces contracts after the completion of the Transactions.

•

The combined company’s international operations may be negatively affected by political events, wars or terrorism, economic conditions and regulatory changes, related to either a specific country or a larger region which could have a material adverse effect on the combined company’s results of operations or financial condition.

•	Global economic conditions may have an adverse effect on the demand for, and supply of, the combined company’s products and harm the combined company’s financial results.

•	Disruption in worldwide financial markets could adversely impact the combined company’s access to capital and financial condition.

•	The combined company’s financial results will be subject to changes in customer demand, which may decrease for a number of reasons, many beyond the combined company’s control.

•

Competitors may introduce more effective or less expensive products than the combined company’s, which could result in decreased sales. The competitive landscape may transform as a result of potential changes in ownership, mergers and continued consolidations among the combined company’s competitors, which could harm the combined company’s business.

•	Strategies for organic growth require developing new technologies and bringing these new technologies to market, which could negatively impact the combined company’s financial results.

•	Reductions in customers’ research budgets or government funding may adversely affect the combined company’s business.

•	Changes in government priorities as it relates to healthcare could affect the revenue earned by the combined company and the costs for obtaining such revenue.

•	Defects or quality issues associated with the combined company’s products could adversely affect results of operations.

•	The combined company may face risks associated with previous or future acquisitions, strategic investments, joint ventures and divestitures.

•	The combined company’s software or hardware may contain coding or manufacturing errors that could impact their function, performance and security, and result in other negative consequences.

•

Disruption of operations, including at the combined company’s manufacturing facilities, or disruption or failure of the combined company’s key technology systems could have a material impact on the combined company’s business, results of operations and financial condition.

•	Failure to adequately protect intellectual property could have materially adverse effects on the combined company’s results of operations or financial condition.

•	The combined company’s business would suffer if the combined company were unable to acquire adequate sources of supply.

•	The combined company’s sales would deteriorate if the combined company’s outside contractors fail to provide necessary components or modules or develop certain intellectual property.

•	The combined company’s business could be harmed by actions of third-party sales intermediaries and other third parties that sell its products.

•	The combined company’s financial results may be subject to changing application of tax law and tax audit examinations.

•

The combined company’s success will be highly dependent on qualified and sufficient staffing, and its failure to attract or retain qualified personnel, including its senior management team and technical personnel, could lead to a loss of revenue or profitability.

•	Changes in governmental regulations and compliance failures could harm the combined company’s business.

•

The combined company may be subject to or otherwise responsible for a variety of litigation and other legal and regulatory proceedings in the ordinary course of business that can adversely affect the combined company’s business, results of operations and financial condition.

HISTORICAL MARKET PRICE DATA AND DIVIDEND INFORMATION FOR WATERS

Historical Market Price Data

Waters Common Stock is listed and traded on the NYSE under the symbol “WAT.” On  , the last practicable trading day prior to the date of this proxy statement/prospectus, there were    shares of Waters Common Stock outstanding.

The following table presents the last reported sale price of a share of Waters Common Stock, as reported on the NYSE on July 11, 2025, the last full trading day prior to the public announcement of the Transactions, and on     , the last practicable trading day prior to the date of this proxy statement/prospectus:

Waters
July 11, 2025		$352.91
$

The market price of Waters Common Stock has fluctuated since the date of the public announcement of the proposed transactions and will continue to fluctuate from the date of this proxy statement/prospectus to the date of the Special Meeting and the date the Merger is completed. No assurance can be given concerning the market price of Waters Common Stock before or after completion of the Merger.

Dividend Policy

Waters has not declared or paid any dividends on the Waters Common Stock in its past three fiscal years and does not currently intend to pay cash dividends in the foreseeable future, other than the Waters Special Dividend, if applicable. Any future determination to pay cash dividends will be made at the discretion of the Waters Board and will depend on, among other things, Waters’ results of operations, cash requirements, financial condition, contractual restrictions contained in current or future financing instruments and other factors that the Waters Board may deem relevant.

HISTORICAL MARKET PRICE DATA AND DIVIDEND INFORMATION FOR SPINCO

Historical Market Price Data

No trading market currently exists or ever will exist for SpinCo Common Stock. BD and BD shareholders will not be able to trade SpinCo Common Stock before or after it is automatically converted into the right to receive shares of Waters Common Stock in the Merger.

BD Common Stock is listed and traded on the NYSE under the symbol “BDX.” On     , 2025, the last practicable trading day prior to the date of this proxy statement/prospectus, there were      shares of BD Common Stock outstanding.

The following table presents the last reported sale price of a share of BD Common Stock, as reported on the NYSE on July 11, 2025, the last full trading day prior to the public announcement of the Transactions, and on     , the last practicable trading day prior to the date of this proxy statement/prospectus:

BD
July 11, 2025		$175.97
$

The market price of Waters Common Stock has fluctuated since the date of the public announcement of the proposed transactions and will continue to fluctuate from the date of this proxy statement/prospectus to the date of the Special Meeting and the date the Merger is completed. No assurance can be given concerning the market price of Waters Common Stock before or after completion of the Merger. The Waters market price at the time that the shares of Waters Common Stock are issued to BD shareholders pursuant to the Merger could be greater than, less than or the same as shown in the table in “Historical Market Price Data and Dividend Information for Waters.”

Dividend Policy

In fiscal year 2025 and fiscal year 2024, the BD Board declared, and BD paid, cash dividends on its common stock in the aggregate amount of $1.2 billion and $1.1 billion, respectively. The decision whether to continue to pay dividends in the future will be made by BD’s Board in light of conditions then existing, including factors such as BD’s results of operations, financial condition and requirements, business conditions and covenants under any applicable borrowing agreements and other contractual arrangements.

RISK FACTORS

You should carefully consider the following risks, together with the other information contained in this proxy statement/prospectus and the annexes hereto. For a discussion of additional uncertainties associated with forward-looking statements in this proxy statement/prospectus, please see the section entitled “Cautionary Statement Concerning Forward-Looking Statements.” In addition, you should consider the risks associated with Waters’ business that appear in Waters’ Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (“Waters’ Annual Report”) and Waters’ Quarterly Reports on Form 10-Q for the quarterly periods ended March 29, 2025, June 28, 2025 and September 27, 2025, which are incorporated by reference into this proxy statement/prospectus. Unless otherwise stated, all references to “2025,” “2024” and “2023” in this section (i) with respect to Waters refer to Waters’ fiscal year ended December 31, 2024 and 2023, respectively, and (ii) with respect to the BDS Business refer to BDS Business’s fiscal year ended September 30, 2025, 2024 and 2023, respectively.

Any of the following risks could materially and adversely affect Waters’ business, the BDS Business or the combined company’s business, financial condition and results of operations and the actual outcome of matters as to which forward-looking statements are made in this proxy statement/prospectus. In such case, the trading price for Waters Common Stock could decline, and you could lose all or part of your investment. The risks described below are not the only risks that Waters and the BDS Business currently face or that the combined company will face after the consummation of the Transactions. Additional risks and uncertainties not currently known or that are currently expected to be immaterial may also materially and adversely affect the combined company’s business, financial condition and results of operations or the price of combined company’s common stock in the future. Past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods.

Risks Related to the Transactions

The consummation of the Transactions is subject to significant risks and uncertainties and may not be consummated on the expected terms, if at all.

On July 13, 2025, Waters entered into the Separation Agreement and the Merger Agreement with BD, SpinCo and Merger Sub, as applicable, relating to the Transactions. Consummation of the Merger is subject to various conditions under the Merger Agreement, including, among others, (i) the accuracy of representations and warranties and compliance with covenants, subject to certain customary exceptions; (ii) the approval by Waters’ shareholders of the issuance of shares of Waters Common Stock pursuant to the Merger; (iii) the effectiveness of registration statements to be filed by Waters and SpinCo with the SEC in connection with the Transactions; (iv) the absence of any law restraining, enjoining, or otherwise prohibiting the consummation of the transfer of certain assets and liabilities related to the Separation, the Distribution or the Merger; (v) the consummation of the Separation, the Distribution and related Transactions; (vi) the occurrence of the SpinCo Cash Distribution; (vii) the receipt of the IRS Ruling in form and substance reasonably satisfactory to BD, which shall continue to be valid and in full force and effect as of the Closing; (viii) the receipt of certain opinions of counsel as to tax matters pertaining to the Transactions; (ix) the receipt of certain U.S. and international regulatory approvals; and (x) the approval of the NYSE of the listing of the newly issued shares of Waters Common Stock in the Merger. As a result, there can be no assurance that the Transactions will be consummated on the expected terms, in accordance with Waters’ anticipated timeline, or at all. Certain of these conditions, including conditions relating to the IRS Ruling, certain regulatory approvals, and the requirement for approval by Waters’ shareholders, would not have been required had BD selected an alternative transaction structure such as a spin-off or, in some cases, a sale to a third-party buyer for cash rather than pursuing a Reverse Morris Trust transaction structure, which may carry increased legal and regulatory complexity relative to alternative transaction structures. Any delay in consummation of the Transactions could result in increased transaction costs and professional fees. Additionally, if the Merger Agreement is terminated under certain circumstances prior to the consummation of the Transactions, Waters will be required to pay BD a termination fee of $733.0 million. BD is not required to pay a termination fee under the Merger Agreement.

In addition, SpinCo will need to obtain debt financing to finance the SpinCo Cash Distribution and to pay fees and expenses related to the Transactions and Waters may need to obtain debt financing to finance the Waters Special Dividend (if it becomes necessary to pay such dividend to the Waters shareholders). Although SpinCo has entered into the Amended and Restated SpinCo Term Loan Commitment Letter with certain financial institutions and Waters has entered into the Waters Commitment Letter with a financial institution, the obligations of the lenders under the Amended and Restated SpinCo Term Loan Commitment Letter and the Waters Commitment Letter are subject to the satisfaction or waiver of customary conditions, including, among others, the absence of any material adverse effect on SpinCo and Waters, respectively. Accordingly, there can be no assurance that these conditions will be satisfied or, if not satisfied, waived by the lenders. Additionally, SpinCo expects that SpinCo may reduce commitments under the Amended and Restated SpinCo Term Loan Commitment Letter by incurring the Permanent SpinCo Financing on or prior to the date of the SpinCo Cash Distribution and Waters expects that Waters may reduce commitments under the Waters Bridge Facility by incurring indebtedness under the Permanent Waters Financing on or prior to the payment date of the Waters Special Dividend. In the event that no Permanent SpinCo Financing is incurred on or prior to the date of the SpinCo Cash Distribution, SpinCo may incur Permanent SpinCo Financing following the consummation of the Merger and use the proceeds from such Permanent SpinCo Financing to repay indebtedness incurred under the SpinCo Financing on or prior to the date of the SpinCo Cash Distribution. There can be no assurance regarding if or when the Permanent SpinCo Financing and/or the Permanent Waters Financing will be consummated or the terms of the Permanent SpinCo Financing or the Permanent Waters Financing. Furthermore, increased volatility and disruptions in the U.S. and global financial markets may make it more difficult for SpinCo and/or Waters to obtain financing or increase the cost of obtaining financing. If SpinCo and Waters are not able to obtain financing for the SpinCo Cash Distribution and the Waters Special Dividend (if it becomes necessary to pay such dividend to the Waters shareholders) on commercially reasonable terms, it could prevent the completion of the Transactions or materially adversely affect the combined company’s business, financial condition and results of operations even if the Transactions are ultimately completed.

The pending Transactions may cause disruption to Waters’ business.

The Merger Agreement restricts Waters from taking specified actions without the consent of BD until the Merger is completed or the Merger Agreement has been terminated, including making certain significant acquisitions or investments, entering into certain new lines of business, incurring certain indebtedness in excess of certain thresholds, making non-ordinary course capital expenditures, amending or modifying certain material contracts, divesting certain assets (including certain intellectual property rights), and making certain non-ordinary course changes to personnel and employee compensation. These restrictions and others more fully described in the Merger Agreement may affect Waters’ ability to execute its business strategies and attain its financial and other goals and may impact its financial condition, results of operations and cash flows.

The pending Transactions could cause disruptions to Waters’ business or business relationships, which could have an adverse impact on Waters’ results of operations. Parties with whom Waters has business relationships may be uncertain as to the future of such relationships and may delay or defer certain business decisions, seek alternative relationships with third parties or seek to alter their present business relationships with Waters. Parties with whom Waters otherwise may have sought to establish business relationships may seek alternative relationships with third parties. Customers may seek to negotiate using terms more favorable to them. In addition, current and prospective employees of Waters or the BDS Business may experience uncertainty regarding their future roles in the combined company, which might adversely affect both Waters’ ability to retain, recruit and motivate key personnel and maintain overall employee morale and BD’s ability to retain, recruit and motivate key personnel and maintain overall employee morale for employees of the BDS Business.

The pursuit of the Transactions and the preparation for the integration of the BDS Business with the business of Waters is expected to place a significant burden on Waters’ management and internal resources. The diversion of management’s attention away from day-to-day business concerns and any difficulties encountered in the transition and integration process could adversely affect Waters’ results of operations.

Waters has incurred and will continue to incur significant costs, expenses and fees for professional services and other transaction costs in connection with the Transactions. Waters may also incur unanticipated costs in the integration of the BDS Business with the business of Waters. Waters may also be subject to litigation related to the Transactions, which could prevent or delay the consummation of the Transactions and result in significant costs and expenses.

Since the announcement of the Transactions on July 14, 2025, the market price of Waters Common Stock has been volatile and may continue to fluctuate significantly in response to the pending Transactions and any developments related thereto. Additionally, if the Transactions are not completed within the expected timeline, or at all, the market price of the Waters Common Stock could decline to the extent that the current market price reflects an assumption that the Transactions will be completed.

The amount of the Waters Special Dividend, if any, that may be paid to shareholders, as well as the number of shares of Waters Common Stock that may be issued in connection with the Transactions, is uncertain.

In order to preserve the tax-free nature of the Distribution for U.S. federal income tax purposes, the Exchange Ratio may be adjusted and increased, if necessary, on the terms and subject to the conditions set forth in the Merger Agreement. In the event that the Exchange Ratio is adjusted upwards, Waters may declare and pay the Waters Special Dividend to the Waters shareholders and/or the SpinCo Cash Distribution may be decreased to account for the value of the additional shares of Waters Common Stock issued to Waters’ shareholders.

The adjustment of the Exchange Ratio will depend, among other things, on the nature and extent of shareholders who may be counted as Overlap Shareholders of Waters and SpinCo. In connection with the Transactions, BD intends to seek the IRS Ruling with respect to, among other things, the nature and extent of shareholders who may be counted as Overlap Shareholders. Therefore, the final Exchange Ratio will depend on the contents of the IRS Ruling and the shareholdings by shareholders that own shares in both Waters and SpinCo.

The extent of Waters’ and SpinCo’s Overlap Shareholders is outside of Waters’ and SpinCo’s control and will not be known until shortly before the Closing occurs. In addition, the grant of the IRS Ruling is within the discretion of the IRS. Waters, SpinCo and BD can offer no assurance concerning the extent of Waters’ and SpinCo’s overlapping shareholdings at the Closing or assurance that the IRS Ruling will be received. As a result, Waters, SpinCo and BD can offer no assurance regarding the number of shares of Waters Common Stock that may be issued in connection with the Transactions. However, based on the existing level of shareholder overlap (and assuming the overlap methodology applies substantially as requested in the IRS Ruling request), the adjustments to the Exchange Ratio pursuant to the mechanism set forth in the Merger Agreement and described in this proxy statement/prospectus are not expected to be triggered and the Waters Special Dividend is not anticipated to be declared or to be paid. Any issuance of shares of Waters Common Stock to shareholders of SpinCo will dilute the ownership and voting interests of Waters’ existing shareholders.

The Merger consideration payable in the Merger will not be adjusted in the event the value of the BDS Business or its assets or the value of Waters changes before the Merger is completed.

The calculation of the number of shares of Waters Common Stock to be issued to BD shareholders pursuant to the Merger Agreement is based on fixed percentages and will not be adjusted in the event the value of the BDS Business or its assets or the value of Waters changes, including as a result of the regulatory approval process. If the value of the BDS Business or its assets or the value of Waters changes after the Waters shareholders approve the Share Issuance Proposal, the market price of the common stock of the combined company following completion of the Merger may be less than Waters shareholders anticipated when they considered the Share Issuance Proposal. Waters may not be permitted to terminate the Merger Agreement because of changes in the value of the BDS Business or its assets. Waters will not be permitted to terminate the Merger Agreement solely because of changes in the market price of Waters Common Stock.

The Merger Agreement contains provisions that may discourage other companies from trying to acquire Waters.

The Merger Agreement contains provisions that may discourage a third party from submitting a Competing Proposal to Waters prior to the completion of the Transactions that might result in greater value to Waters shareholders than the Transactions. In addition, before the Waters Board may withdraw or modify, or publicly propose to withdraw or modify, its recommendation in response to, or enter into an agreement with respect to, a bona fide Competing Proposal (that it concludes in good faith to constitute a Superior Proposal (as defined below)), BD is required to be given the opportunity to negotiate with Waters to modify the terms of the Transactions. If the Merger Agreement is terminated by Waters or BD in certain limited circumstances, Waters may be obligated to pay the Termination Fee to BD, which would represent an additional cost for a potential third party seeking a business combination with Waters.

The market price of Waters Common Stock may decline as a result of the Transactions and the market price of Waters Common Stock after the consummation of the Transactions may be affected by factors different from those affecting the price of Waters Common Stock before the Merger.

Since the announcement of the Transactions on July 14, 2025, the market price of Waters Common Stock has been volatile and may continue to fluctuate significantly in response to the pending Transactions and any developments related thereto. Additionally, if the Transactions are not completed within the expected timeline, or at all, the market price of the Waters Common Stock could decline to the extent that the current market price reflects an assumption that the Transactions will be completed.

The market price of Waters Common Stock may also decline as a result of the Merger if the combined company does not achieve the perceived benefits of the Merger or if the effect of the Merger on the combined company’s financial results are not consistent with the expectations of financial or industry analysts.

In addition, upon completion of the Merger, Waters’ shareholders will own interests in the combined company operating an expanded business with a different mix of assets, risks and liabilities than before. Waters’ and BD’s current shareholders may not wish to continue to invest in the combined company, or for other reasons may wish to dispose of some or all of their common stock in the combined company. If, following the Effective Time, large amounts of Waters Common Stock are sold, the price of Waters Common Stock could decline.

Further, the combined company’s results of operations, as well as the market price of Waters Common Stock after the Transactions, may be affected by factors in addition to those currently affecting Waters’ or the BDS Business’s results of operations and the market price of Waters Common Stock, and other differences in assets and capitalization. Accordingly, Waters’ historical market prices and financial results may not be indicative of these matters for the combined company after the consummation of the Transactions.

Investors holding shares of Waters Common Stock immediately prior to the completion of the Merger will, in the aggregate, have a significantly reduced ownership and voting interest in Waters after the Merger and will exercise less influence over management.

Investors holding shares of Waters Common Stock immediately prior to the completion of the Merger will, in the aggregate, own a significantly smaller percentage of the combined company immediately after the completion of the Merger. Consequently, Waters shareholders immediately prior to the completion of the Merger, collectively, will be able to exercise less influence over the management and policies of the combined company than they are currently able to exercise over Waters’ management and policies. Immediately following the completion of the Merger, it is expected that the former shares of SpinCo Common Stock will be converted into between approximately 39.2% to 50.5% of the outstanding shares of Waters Common Stock immediately following the Merger, depending on the Exchange Ratio adjustments, if any. There will be no effect on the outstanding shares of Waters Common Stock immediately prior to the Merger and, accordingly, it is expected that the shares of Waters Common Stock held by Waters’ shareholders will represent between approximately 60.8% and approximately 49.5% of the outstanding shares of Waters Common Stock immediately following the Merger, depending on the Exchange Ratio adjustments, if any. In no event will the holders of SpinCo Common Stock hold less than approximately 39.2% of the outstanding shares of Waters Common Stock immediately after the Merger.

Sales of Waters Common Stock after the completion of the Transactions may negatively affect its market price.

The shares of Waters Common Stock to be issued in the Merger to BD shareholders will generally be eligible for immediate resale. The market price of Waters Common Stock could decline as a result of sales of a large number of shares of Waters Common Stock in the market after the completion of the Transactions or the perception in the market that these sales could occur.

If the Contribution and the Distribution do not qualify as tax-free under Sections 355 and 368(a) of the Code, including as a result of an error in the determination of Overlap Shareholders or subsequent acquisitions of Waters Common Stock or BD Common Stock, then BD and BD shareholders may be required to pay substantial U.S. federal income taxes, and SpinCo (then a subsidiary of Waters) may be obligated to indemnify BD for such taxes imposed on BD.

The obligation of BD and SpinCo to complete the Transactions is conditioned on receipt of the BD Merger Tax Opinion and BD Distribution Tax Opinion (together, the “BD Tax Opinions”), which will include an opinion to the effect that the Contribution, together with the Distribution, will qualify as a “reorganization” within the meaning of Section 368(a) and Section 355 of the Code. The BD Tax Opinions will be based on, among other things, certain representations and assumptions as to factual matters and certain covenants made by Waters, SpinCo and BD. The failure of any factual representation, assumption or covenant to be true, correct and complete in all material respects could adversely affect the validity of the opinion of counsel. An opinion of counsel represents counsel’s best legal judgment, is not binding on the IRS or the courts, and the IRS or the courts may not agree with the opinion. In addition, the opinion will be based on current law, and cannot be relied upon if current law changes with retroactive effect.

The Distribution will be taxable to BD pursuant to Section 355(e) of the Code if there is a 50% or greater change in ownership of either BD or SpinCo, directly or indirectly, as part of a plan or series of related transactions that include the Distribution. For this purpose, any acquisitions of SpinCo, BD or Waters capital stock within the period beginning two years before the Distribution and ending two years after the Distribution are presumed to be a part of such plan, although BD and Waters may be able to rebut that presumption. BD will request the IRS Ruling with respect to certain tax aspects of the Transactions, including matters relating to the nature and extent of shareholders who may be counted for tax purposes as Overlap Shareholders for purposes of determining the Exchange Ratio in the Merger Agreement. If the IRS Ruling is not received, BD and Waters will not be able to rely on ownership by Overlap Shareholders for purposes of such a determination. The Merger Agreement provides that the number of shares of Waters Common Stock that may be issued in the Merger is subject to increase at the Closing such that the former shareholders of SpinCo Common Stock (taking into account the Overlap Shareholders) own at least the Threshold Percentage of the outstanding Waters Common Stock for purposes of Section 355(e) of the Code immediately following the Closing. The continuing validity of the IRS Ruling will be subject to the accuracy of factual representations and assumptions made in the ruling request. Moreover, the IRS Ruling, if received, is expected to only describe the time, manner and methodology for measuring Overlap Shareholders and may be subject to varying interpretations. The actual determination and calculation of Overlap Shareholders will be made by Waters, BD and their respective advisors based on the IRS Ruling, but no assurance can be given that the IRS will agree with these determinations or calculations. If the IRS were to determine that the Merger, as a result of an error in the determination of Overlap Shareholders, or other acquisitions of SpinCo, BD or Waters capital stock, either before or after the Distribution, resulted in a 50% or greater change in ownership and were part of a plan or series of related transactions that included the Distribution, such determination could result in significant tax to BD. In certain circumstances and subject to certain limitations, under the Tax Matters Agreement, SpinCo (then a subsidiary of Waters) is required to indemnify BD for 100% of the taxes that result if the Distribution becomes taxable as a result of certain actions by SpinCo or Waters and for 60.8% of the taxes that result as a result of a miscalculation of the Overlap Shareholders. If SpinCo is required to indemnify BD pursuant to these provisions, this indemnification obligation could be substantial and could have a material adverse effect on SpinCo and Waters, including with respect to financial condition and results of operations given that Waters has guaranteed the indemnification obligations of SpinCo.

For more information, see the section entitled “U.S. Federal Income Tax Consequences of the Distribution and the Merger.”

If the Merger does not qualify as a reorganization under Section 368(a) of the Code, BD shareholders may be required to pay substantial U.S. federal income taxes.

The obligations of SpinCo and Waters to consummate the Merger are conditioned, respectively, on BD’s receipt of the BD Merger Tax Opinion and Waters’ receipt of the Waters Merger Tax Opinion, in each case to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. These opinions will be based upon, among other things, certain representations and assumptions as to factual matters and certain covenants made by Waters, BD, SpinCo and Merger Sub. The failure of any factual representation, assumption or covenant to be true, correct and complete in all material respects could adversely affect the validity of the opinions. An opinion of counsel represents counsel’s best legal judgment, is not binding on the IRS or the courts, and the IRS or the courts may not agree with the opinion. In addition, the opinions will be based on current law, and cannot be relied upon if current law changes with retroactive effect. If the Merger does not qualify as a reorganization within the meaning of Section 368(a) of the Code, U.S. holders, as defined in “U.S. Federal Income Tax Consequences of the Distribution and the Merger,” of SpinCo, would be considered to have made a taxable sale of their SpinCo Common Stock to Waters, and such U.S. holders of SpinCo would generally recognize taxable gain or loss on their receipt of Waters Common Stock in the Merger.

For more information, see the section entitled “U.S. Federal Income Tax Consequences of the Distribution and the Merger.”

If the Merger is not completed by the outside date specified in the Merger Agreement, Waters or BD may terminate the Merger Agreement.

Either Waters or BD may terminate the Merger Agreement under certain circumstances, including if the Merger has not been consummated by July 13, 2026 (or any extensions of such date pursuant to the Merger Agreement, as described below). However, this termination right will not be available to a party whose action or failure to comply with its obligations under the Merger Agreement or the Separation Agreement has been the primary cause of, or has primarily resulted in, the failure of the Closing to occur on or prior to such date. Additionally, if the Merger Agreement is terminated under certain circumstances prior to the consummation of the Transactions, Waters will be required to pay BD a termination fee of $733.0 million. BD is not required to pay any termination fee under the Merger Agreement. If either party terminates the Merger Agreement, this could result in a material adverse impact on the results of operations of Waters and BD.

The opinion of Waters’ financial advisor will not reflect changes in circumstances between the date of delivery of such opinion and completion of the Merger and will not address the fairness of the Exchange Ratio from a financial point of view at the time the Transactions are completed.

Waters obtained an opinion from its financial advisor, Barclays, in connection with signing the Merger Agreement and has not obtained an updated opinion from its financial advisor as of the date of this proxy statement/prospectus and does not anticipate asking Barclays to update its opinion prior to completion of the Transactions. Changes in the operations and prospects of Waters or SpinCo, general market and economic conditions, changes in applicable law or regulation and other factors that may be beyond the control of Waters, SpinCo or BD may significantly alter the value of Waters or the BDS Business or the market price of Waters

Common Stock by the time the Transactions are completed. The opinion does not speak as of the time the Transactions will be completed or as of any date other than the date of such opinion. Since Waters does not anticipate asking Barclays and Barclays has no obligation to update, revise, or reaffirm its opinion, the opinion will not address the fairness of the Exchange Ratio from a financial point of view at the time the Merger is completed. For a description of the opinion that Waters received from its financial advisor, please refer to the section titled “The Transactions—Opinion of Barclays.”

Negative publicity related to the Transactions may adversely affect Waters, BD and the combined company.

From time to time, political and public sentiment in connection with the Transactions may result in a significant amount of adverse press coverage and other adverse public statements affecting Waters and BD prior to the consummation of the Transactions, and affecting the combined company following the consummation of the Transactions. Adverse press coverage and public statements, whether or not driven by political or popular sentiment, may also result in legal claims or in investigations by regulators, legislators and law enforcement officials. Responding to these investigations and lawsuits, regardless of the ultimate outcome of the proceedings, can divert the time and effort of senior management from operating their businesses. Addressing any adverse publicity, governmental scrutiny or enforcement or other legal proceedings could be time-consuming and expensive and, regardless of the factual basis for the assertions being made, could have a negative impact on the reputation of Waters and BD prior to the consummation of the Transactions, and the reputation of the combined company following the consummation of the Transactions, on the morale and performance of their employees and on their relationships with regulators, suppliers and customers. It may also have a negative impact on their ability to take timely advantage of various business and market opportunities. The direct and indirect effects of negative publicity, and the demands of responding to and addressing it, may have a material adverse effect on Waters’ and BD’s respective business, results of operations, financial condition or cash flows prior to the consummation of the Transactions, and on the combined company’s business, results of operations, financial condition or cash flows following the consummation of the Transactions.

Lawsuits may be filed against Waters, SpinCo, BD, the combined company and/or members of the boards of directors of Waters or BD that challenge the Transactions, and an adverse ruling in any such lawsuit may prevent the Transactions from closing or from closing within the expected timeframe and/or have an adverse impact on the combined company’s business and operations.

Transactions such as the Transactions described in this proxy statement/prospectus are frequently subject to litigation or other legal proceedings, including actions alleging that the Waters Board or the BD Board breached their respective fiduciary duties to their shareholders by entering into the Merger Agreement, the Separation Agreement or any of the other Transaction Documents, by failing to obtain a greater value in the Transactions for their shareholders, or otherwise.

If litigation or other legal proceedings are in fact brought against Waters, SpinCo, BD or the combined company, or against the boards of directors of Waters or BD, they will defend against such legal proceedings, but might not be successful in doing so. An adverse outcome in such matters, as well as the costs and efforts of a defense, even if successful, could have a material adverse effect on the business, results of operation or financial condition of Waters, BD or the combined company, including through the possible diversion of such company’s resources or distraction of key personnel.

Furthermore, one of the conditions to the completion of the Transaction is the absence of an order by a Governmental Authority of competent jurisdiction that restrains, enjoins or prohibits the consummation of the Transactions. As such, if any plaintiff is successful in obtaining an injunction preventing the consummation of the Transactions, that injunction may prevent the Transactions from closing or from closing within the expected timeframe. If the Transactions are completed, the combined company may be exposed to increased litigation from shareholders, customers, partners, suppliers, contractors and other third parties due to the combination of

Waters’ business and the BDS Business following the Transactions. Even if such lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and attention. Such litigation or an adverse judgment resulting in monetary damages may have an adverse impact on the combined company’s business, results of operations, financial condition and cash flows.

Neither Waters shareholders nor BD shareholders will be entitled to appraisal rights in connection with the Transactions.

Appraisal rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. Neither Waters shareholders nor BD shareholders are entitled to appraisal rights in connection with the Transactions.

Actions of activist or dissident shareholders could delay or prevent the consummation of the Transactions and adversely affect Waters’ operations, financial condition and the value of Waters Common Stock.

Volatility in the price of Waters Common Stock or other reasons may cause Waters to become the target of securities litigation or shareholder activism, including potential proxy contests. Responding to securities litigation or proxy contests and other actions by activist shareholders can result in substantial costs and be time-consuming and could disrupt Waters’ operations and divert the attention of the Waters Board and senior management from the pursuit of its business strategies, as well as delay or prevent the consummation of the Transactions. Additionally, such securities litigation and shareholder activism could give rise to perceived uncertainties as to the combined company’s future, adversely impact its relationships with suppliers and customers prior to and following the closing of the Transactions, result in the loss of business opportunities and make it more difficult to attract and retain qualified personnel. Further, any securities litigation and shareholder activism may also cause significant fluctuation in the market price of Waters Common Stock based on temporary or speculative market perceptions or other factors that do not necessarily reflect the underlying fundamentals and prospects of the business of Waters or the combined company. The outcome or timing of any matters related to securities litigation or shareholder activism may have an adverse impact on the combined company’s business, results of operations, financial condition and cash flows.

Waters’ estimates and judgments related to the acquisition accounting models used to record the purchase price allocation could be inaccurate.

Waters management will make significant accounting judgments and estimates in connection with the application of acquisition accounting under U.S. GAAP and the underlying valuation models. The combined company’s business, financial condition and results of operations could be materially adversely impacted in future periods if Waters management’s accounting judgments and estimates related to these models prove to be inaccurate.

Risks Related to the Combined Company Following the Transactions

Risks Related to the Transactions

Waters’ failure to successfully integrate the BDS Business within the expected timeline could adversely affect the combined company’s future results.

The Transactions involve numerous operational, strategic, financial, accounting, legal, tax and other risks, including potential liabilities associated with the integrated businesses. If the Transactions are consummated, the success of the combined company will depend, in significant part, on Waters’ ability to successfully integrate the BDS Business with the existing business of Waters and Waters’ ability to grow the revenue of the combined company and realize the anticipated strategic benefits and synergies from the Transactions. Difficulties in integrating the practices and operations of these two businesses may result in the combined company performing differently than expected, operational challenges or the delay or failure to realize anticipated benefits and synergies, and could have an adverse effect on the combined company’s business, financial condition, results of operations and/or cash flows.

Potential difficulties that may be encountered in the integration process include, among others:

•	risks associated with the failure to implement the business plan for the combined company;

•	lost sales and customers as a result of customers of Waters or customers of the BDS Business deciding not to do business with the combined company;

•	complexities, including demands on management, associated with managing a larger, more complex, integrated business, including aligning and executing the strategy of the combined company;

•	integrating Waters’ personnel and the personnel of the BDS Business while maintaining focus on providing consistent, high-quality products and service to customers;

•	attrition of personnel of the BDS Business due to lack of confidence in the Transactions or the combined company and failure to hire replacements with adequate technical expertise;

•	the loss of key employees;

•	unanticipated issues in integrating manufacturing, logistics, information, communications and other systems;

•	unexpected or unknown claims being asserted regarding events that occurred prior to the Closing;

•	possible inconsistencies in standards, controls, procedures, policies and compensation structures;

•	the impact on Waters’ internal controls and compliance with the regulatory requirements under the Sarbanes-Oxley Act of 2002;

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regulatory authorities imposing requirements, limitations or costs on, or requiring divestitures or placing restrictions on the conduct of, the business of the combined company before the Transactions can proceed or after the completion of the Transactions;

•	performance shortfalls as a result of the diversion of management and employee attention caused by integrating the operations of the BDS Business with Waters’ operations;

•	the risk that the term of the Transition Services Agreement is insufficient for the combined company to develop its infrastructure and other business functions;

•	the potential inability to sustain the services at the same levels or obtain the same benefits available under the Transition Services Agreement;

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the increased indebtedness of the combined company as a result of the Transactions, the repayment of which could impact the combined company’s business, results of operations, financial condition or cash flows; and

•	potential unknown liabilities and unforeseen expenses, delays or regulatory conditions associated with the Transactions.

Additionally, the success of the combined company will depend, in part, on the combined company’s ability to realize the anticipated benefits and synergies from combining Waters’ business and the BDS Business. Although Waters expects the combined company to generate cost synergies of approximately $200.0 million within three years of the completion of the Transactions as a result of manufacturing and supply chain optimization, commercial infrastructure, service and technology streamlining and indirect procurement savings and efficiencies, and revenue synergies of approximately $290.0 million within five years of the completion of the Transactions as a result of the similarities between the business models of Waters and the BDS Business, certain high-growth adjacencies and cross-selling opportunities, the combined company’s ability to realize such anticipated synergies may be affected by a number of factors, including, but not limited to: the use of more cash or other financial resources on integration and implementation activities than anticipated; unanticipated increases in expenses unrelated to the Transactions, which may offset the expected synergies from the Transactions; slower customer adoption leading to lower actual sales than expected across our high-growth adjacencies and cross-selling opportunities. The anticipated benefits and synergies of the Transactions may not be realized fully or at all, may take longer to realize than expected or could have other adverse effects that neither Waters nor BD currently foresees. In addition, the anticipated benefits and synergies of the Transactions as well as the related integration costs are based on a number of estimates and assumptions that are inherently uncertain and subject to risks that could cause the actual results to differ materially from those contained in such anticipated benefits and synergies.

If the combined company fails to realize the anticipated synergies or other benefits, or the estimated integration costs of the Transactions are exceeded, the business rationale of the Transactions might not be realized and the value of the shares of Waters Common Stock could decrease.

The combined company may incur additional costs and charges as a result of restructuring activities related to its manufacturing operations and supply chain as well as in order to streamline ancillary business functions that are intended to reduce ongoing costs, and those restructuring activities also may be disruptive to the combined company’s business and may not result in anticipated cost savings.

The combined company expects to undertake various measures with regard to its manufacturing and supply chain, including, without limitation, site rationalization, direct procurement savings and freight lane optimization. The combined company also expects to streamline commercial infrastructure, service and technology functions, inside sales, and sales operations and eliminate duplicative digital infrastructure and central service oversight. Additionally, the combined company expects to leverage indirect procurement saving and efficiencies gains by utilizing capacity centers in non-U.S. jurisdictions. The combined company expects to incur additional costs and restructuring charges in connection with the measures described above as well as other cost reduction measures that could adversely affect the combined company’s future earnings and cash flows. Furthermore, such actions may be disruptive to the combined company’s business. Any prolonged disruption to the operations of the combined company could adversely impact the combined company’s business, financial condition and results of operations. In addition, the combined company may not realize the cost savings that it expects to realize as a result of such actions.

These activities require substantial management time and attention and may divert management from other important work or result in a failure to meet operational targets. Moreover, the combined company could encounter changes to, or delays in executing, any restructuring plans, any of which could cause disruption and additional unanticipated expense.

The amount of indebtedness that the combined company may incur and/or assume in connection with the Transactions is uncertain and may be substantial. This increased level of indebtedness could adversely affect the combined company’s operational flexibility and increase its borrowing costs.

As of September 27, 2025, Waters had approximately $1.4 billion in total debt outstanding, approximately $459 million in cash and cash equivalents, and approximately $1.6 billion in available borrowing capacity under its existing revolving credit facility, after taking into account outstanding letters of credit. The SpinCo Cash Distribution is expected to be paid using proceeds from up to $4.0 billion of new indebtedness to be incurred by SpinCo under the SpinCo Financing and/or the Permanent SpinCo Financing prior to the SpinCo Cash Distribution. Following the Merger, Waters and certain of its subsidiaries are expected to guarantee all indebtedness incurred by SpinCo in connection with the payment of the SpinCo Cash Distribution. Additionally, as part of the Transactions, Waters may be required to pay the Waters Special Dividend to its shareholders in an amount ranging from zero to approximately $4.0 billion, depending on the number of shares of Waters Common Stock that may be issued in connection with the Transactions. If the Waters Special Dividend is required to be paid, Waters expects to fund the Waters Special Dividend with the aggregate proceeds of the Waters Bridge

Facility and/or the Permanent Waters Financing and/or the aggregate proceeds of the SpinCo Financing and/or the Permanent SpinCo Financing which were not used to pay the SpinCo Cash Distribution. The size of the Waters Special Dividend that will ultimately be declared is uncertain and will remain so until the Closing. Based on the existing level of shareholder overlap (and assuming the overlap methodology applies substantially as requested in the IRS Ruling request), the adjustments to the Exchange Ratio pursuant to the mechanism set forth in the Merger Agreement and described in this proxy statement/prospectus are not expected to be triggered and the Waters Special Dividend is not anticipated to be declared or to be paid.

The combined company’s ability to make required payments of principal and interest on its indebtedness levels will depend on its future performance, which, to a certain extent, is subject to general economic, financial, competitive and other factors that are beyond the combined company’s control. The combined company cannot provide any assurances that its business will generate cash flow from operations or that future borrowings will be available under the combined company’s credit facilities in an amount sufficient to enable the combined company to service its indebtedness or to fund its other liquidity needs. In addition, the combined company’s credit facilities will contain financial and restrictive covenants that could limit the combined company’s ability to, among other things, borrow additional funds or take advantage of business opportunities. The combined company’s failure to comply with such covenants could result in an event of default that, if not cured or waived, could result in the acceleration of all of the combined company’s indebtedness or otherwise have a material adverse effect on the combined company’s business, financial condition, results of operations and debt service capability. In addition, the combined company’s substantial indebtedness following the consummation of the Transactions may have the effect of, among other things, reducing the combined company’s flexibility to respond to changing business and economic conditions, lowering its credit ratings, increasing its borrowing costs and/or requiring the combined company to reduce or delay investments, strategic acquisitions and capital expenditures or seek additional capital to refinance its indebtedness.

Following consummation of the Transaction, Waters and SpinCo will each be required to abide by potentially significant restrictions that could limit the combined company’s ability to undertake certain corporate actions (such as the issuance of common stock or the undertaking of certain business combinations) that otherwise could be advantageous.

The Tax Matters Agreement will impose certain restrictions on the combined company during the two-year period following the Distribution, subject to certain exceptions, with respect to actions that could cause the Separation and the Distribution to fail to qualify for their intended tax treatment. As a result of these restrictions, the combined company’s ability to engage in certain transactions, such as the issuance or purchase of stock or certain business combinations, may be limited.

If the Separation or the Distribution became taxable, BD would be expected to recognize a substantial amount of gain, which would result in a material amount of taxes. If Waters or SpinCo take or omit to take any actions enumerated in the Tax Matters Agreement, or if certain events relating to SpinCo occur that would cause the Separation or the Distribution to become taxable, the party whose actions or omissions (or event relating to) caused the Separation or the Distribution to become taxable generally will be required to bear the cost of any resulting tax liability of BD (but not its shareholders). Such taxes would be expected to be material to the combined company, and could cause its business, financial condition and operating results to suffer. These restrictions may reduce the combined company’s ability to engage in certain business transactions that otherwise might be advantageous to it, which could adversely affect the combined company’s business, results of operations, or financial condition.

The historical combined financial statements of the BDS Business may not be representative of its financial condition or results of operations if it had been operated independently of BD and, as a result, may not be a reliable indicator of its future results.

The BDS Business’s historical combined financial statements, which were derived from BD’s historical accounting records and prepared on a stand-alone basis to conform with U.S. GAAP, reflect the combined historical results of operations, financial position and cash flows of the BDS Business as they were historically managed. The BDS Business is currently operated by BD. As a result, the BDS Business’s historical financial statements may not be indicative of the BDS Business’s future performance following the Separation and do not necessarily reflect what the BDS Business’s combined results of operations, financial condition and cash flows would have been had the BDS Business operated as a separate, stand-alone company during the periods presented, particularly because of changes expected to occur in the future as a result of the separation of the BDS Business from BD, including changes in the financing, cash management, operations, cost structure and personnel needs of the business.

The historical combined financial statements of the BDS Business include certain assets and liabilities specifically attributable to the BDS Business. BD employs a centralized approach to cash management and the financing of its operations. For all periods presented, cash and equivalents, and liabilities legally held by the BDS Business were included in the combined balance sheets. BD’s debt and related interest expense have not been attributed to the BDS Business for any of the periods presented. These arrangements are not reflective of the manner in which the BDS Business would have financed operations as a stand-alone company separate from BD during the periods presented. Cash pooling, related interest and intercompany arrangements are excluded from the asset and liability balances in the combined balance sheets. These amounts have instead been reported as Net parent investment on the combined balance sheets.

Additionally, BD provides certain services, such as legal, accounting, information technology, human resources and other infrastructure support to the BDS Business. The cost of these services has been included in the BDS Business combined financial statements through allocations based upon a proportion of revenue or headcount. BD considers these allocations to be reflective of the benefits received by the BDS Business during the periods presented in the historical combined financial statements of the BDS Business, as required by and in conformity with U.S. GAAP. While these allocations include an apportionment of BD’s corporate and public company costs, such allocated costs may not be indicative or necessary if BDS Business operated as a part of another existing public company nor are they necessarily representative of the costs expected to be incurred in the future, following the completion of the Transactions. Actual costs that would have been incurred if the BDS Business had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure.

As a result, the historical combined financial information statements of the BDS Business may not be a reliable indicator of future results, and actual results may be materially different from those reflected in such historical financial statements.

The combined company’s actual financial position and results of operations may differ materially from the unaudited pro forma condensed combined financial information included in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial information contained in this proxy statement/prospectus is presented for illustrative purposes only, incorporates certain assessments and judgments made solely by Waters and may not be indicative of what the combined company’s financial position or results of operations would have been had the Transactions been completed on the dates indicated or what the combined company’s financial position or results of operations will be in the future. The Merger has been reflected in the unaudited pro forma condensed combined financial information using the acquisition method of accounting under ASC 805, Business Combinations, with Waters as the accounting acquirer of the BDS Business based on consideration of the facts and circumstances described in “The Transactions—Accounting Treatment,” which may be subject to change. The unaudited pro forma condensed combined financial information has been derived from the audited and unaudited historical financial statements of Waters and the BDS Business, subject to certain adjustments, and Waters has made certain assumptions regarding the combined company after giving effect to the Transactions and the incurrence of indebtedness under the SpinCo Financing and/or the Permanent SpinCo Financing, as applicable, and the Waters Bridge Facility and/or the Permanent Waters Financing, as applicable. Under the acquisition method of accounting, the purchase price is allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their respective estimated fair values with any excess purchase price allocated to goodwill. The assets and liabilities of the BDS Business have been measured at fair value by Waters based on various preliminary estimates using assumptions that management believes are reasonable utilizing information currently available. In arriving at the preliminary fair value estimates, Waters has considered the input of independent consultants based on a preliminary and limited review of the assets and liabilities related to the BDS Business to be transferred to or assumed in the Transactions. The process for estimating the fair value of acquired assets and assumed liabilities has required Waters to use judgment in determining the appropriate assumptions and estimates. Waters’ preliminary determination is subject to further assessment and adjustments pending additional information sharing between the parties, more detailed third-party appraisals and other potential adjustments. These estimates and assumptions may be revised as additional information becomes available and as additional analyses are performed. Differences between preliminary estimates in the unaudited pro forma condensed combined financial information and the final acquisition accounting will occur and could be materially different from what is reflected in the unaudited pro forma condensed combined financial information, and the combined company’s financial position and results of operations. The unaudited condensed combined pro forma financial information also does not reflect the costs of any integration activities or incremental capital expenditures that Waters management believes are necessary to realize the anticipated synergies from the Transactions.

Waters and the BDS Business are not yet combined businesses, and there are limitations on the information available to prepare the unaudited pro forma condensed combined financial information. The assumptions made by Waters in preparing the unaudited pro forma condensed combined financial information may not prove to be accurate, and other factors may affect the combined company’s financial condition or results of operations following the completion of the Transactions and the incurrence of indebtedness under the SpinCo Financing and/or the Permanent SpinCo Financing, as applicable, and the Waters Bridge Facility and/or the Permanent Waters Financing, as applicable. Acquisition accounting rules require evaluation of certain assumptions, estimates or determinations of financial statement classifications which are completed during the measurement period following the completion of the Transactions as defined in current accounting standards. Any changes in assumptions, estimates, or financial statement classifications may be material and may have a material adverse effect on the assets, liabilities or future earnings of the combined company. Any potential decline in the combined company’s financial condition or results of operations may cause significant variations in the market price of Waters Common Stock following the completion of the Transactions. See the section titled “Unaudited Pro Forma Condensed Combined Financial Information.”

The unaudited forward-looking financial information considered by Waters and provided to the Waters Board and Barclays, reflects estimates made by Waters management and actual results may be significantly higher or lower than estimated.

In connection with the assessment of the Transactions by Waters, the management of Waters prepared certain unaudited forward-looking financial information, which was provided to the Waters Board and Barclays. The unaudited forward-looking financial information, including the unaudited forward-looking information included in this proxy statement/prospectus, is based on numerous variables and assumptions that are inherently uncertain. These variables and assumptions are based on available information at the time of preparation and include industry performance, competition, general business, economic, regulatory, market and financial factors, as well as estimates regarding the business, results of operations and financial condition of Waters and the BDS Business. Such factors and other changes may cause the unaudited forward-looking financial information or the underlying assumptions to be no longer appropriate. In addition, the financial analyses provided by Barclays to the Waters Board on July 13, 2025 speak only as of that date. There can be no assurance that the unaudited forward-looking financial information considered by Waters and provided to the Waters Board and Barclays, for their use and reliance for purposes of their opinion and related financial analyses, will be realized or that actual results will not materially vary from such financial analyses and unaudited forward-looking financial information. Additionally, since the unaudited forward-looking financial information covers multiple years, such information by its nature becomes less predictive with each successive year. As a result of these contingencies, there can be no assurance that actual results will not be significantly higher or lower than estimated, which could have a material impact on the market price of Waters Common Stock. The unaudited forward-looking financial information does not take into account any circumstances or events occurring after the date such information was prepared and does not give effect to the Transactions nor is it indicative of future results for the combined company.

The unaudited forward-looking financial information included in this proxy statement/prospectus has been prepared by, and is the responsibility of, Waters management. The unaudited forward-looking financial information was not prepared with a view toward public disclosure nor with a view toward compliance with published guidelines of the SEC, the guidelines established by the Public Company Accounting Oversight Board or the American Institute of Certified Public Accountants for preparation and presentation of forward-looking financial information or U.S. GAAP.

PricewaterhouseCoopers LLP has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the unaudited forward-looking financial information contained in this proxy statement/prospectus and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The report of PricewaterhouseCoopers LLP incorporated by reference in this proxy statement/prospectus relates to Waters’ previously issued financial statements. It does not extend to the unaudited forward-looking financial information and should not be read to do so.

Ernst & Young LLP has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the unaudited forward-looking financial information contained in this proxy statement/prospectus and, accordingly, Ernst & Young LLP does not express an opinion or any other form of assurance with respect thereto. The report of Ernst & Young LLP included in this proxy statement/prospectus relates to the BDS Business’s audited financial statements as of September 30, 2025 and 2024 and for the years ended September 30, 2025, 2024 and 2023. The report does not extend to the unaudited forward-looking financial information and should not be read to do so.

The BDS Business may have liabilities that are not known to Waters.

The combined company will assume liabilities of the BDS Business. There may be liabilities or risks that Waters fails, or is unable, to discover, or that Waters underestimates, in the course of performing its due diligence investigations of the BDS Business. There can be no assurance that Waters’ rights to indemnification contained in the definitive agreements Waters has entered into in connection with the Transactions will be sufficient in amount, scope or duration to fully offset the possible liabilities associated with the BDS Business. Any such liabilities, individually or in the aggregate, could have a material adverse effect on the combined company’s business, financial condition or results of operations. As Waters begins to operate the BDS Business, it may learn additional information about the BDS Business that could adversely affect the combined company, such as unknown or contingent liabilities, issues relating to compliance with applicable laws or issues related to ongoing customer relationships or order demand.

The combined company may be unable to provide (or obtain from third parties) the same types and level of services to the BDS Business that historically have been provided by BD or may be unable to provide (or obtain) them at the same cost.

As part of a separate reporting segment of BD, the BDS Business has been able to receive services from BD. Following the Transactions, the combined company will need to replace these services either by providing them internally from Waters’ existing services or by obtaining them from unaffiliated third parties. These services include legal, accounting, information technology, human resources and other infrastructure support of which the effective and appropriate performance is critical to the operations of the combined company following the Merger. Waters, SpinCo and BD will enter into a Transition Services Agreement, pursuant to which BD will provide services to SpinCo on a transitional basis to facilitate the transition of the BDS Business to Waters. BD will provide to SpinCo various services, including legal, accounting, information technology, human resources and other infrastructure support, for a duration ranging from three months up to 24 months. Additionally, under manufacturing and supply agreements, BD will manufacture certain products for the BDS Business and its subsidiaries following the Distribution. Waters may be unable to replace these services in a timely manner or on terms and conditions as favorable as those the BDS Business currently receives from BD. The costs for these services could in the aggregate be higher than the combination of Waters’ current costs and those reflected in the historical financial statements of the BDS Business. If Waters is unable to replace the services provided by BD or is unable to replace them at the same cost or is delayed in replacing the services provided by BD, the combined company’s results of operations may be materially adversely impacted.

The combined company’s business, financial condition and results of operations may be adversely affected following the Transactions if it cannot negotiate terms that are as favorable as those that BD has received when the combined company replaces contracts after the completion of the Transactions.

As part of a separate reporting segment of BD, the BDS Business has been able to benefit from BD’s financial strength, extensive business relationships and purchasing power. Following the Transactions, the BDS Business will be combined with Waters, and the combined company will not be able to leverage BD’s financial strength, may not have access to all of BD’s extensive business relationships and may not have purchasing power similar to what the BDS Business benefited from by being a part of BD prior to the Transactions. In addition, some contracts that BD or its subsidiaries are a party to on behalf of the BDS Business require consents of third parties to assign them to SpinCo in connection with the Transactions. There can be no assurance that BD, SpinCo or Waters will be able to obtain those consents, enter into new agreements with respect to those contracts if consents are not obtained or arrange for lawful alternative arrangements to provide SpinCo with the rights and obligations under such agreements. It is therefore possible, whether as a result of routine renegotiations of terms in the ordinary course of business, or as part of a request for consent or a replacement of a contract where consent has not been obtained, that the combined company may not be able to negotiate terms as favorable as those BD has received previously for one or more contracts, and in the aggregate the loss or renegotiation of contracts in connection with the foregoing could materially adversely affect the combined company’s business, financial condition and results of operations following the completion of the Transactions by increasing costs or decreasing revenues.

Risks Related to Macroeconomic Conditions

The combined company’s international operations may be negatively affected by political events, wars or terrorism, economic conditions and regulatory changes, related to either a specific country or a larger region. These potential political, currency and economic disruptions, as well as foreign currency exchange rate fluctuations, could have a material adverse effect on the combined company’s results of operations or financial condition.

Approximately 68% and 69% of Waters’ net sales in 2024 and 2023, respectively, were outside of the U.S. and were primarily denominated in foreign currencies. In 2024, approximately 32% of Waters’ net sales were derived from the U.S.; approximately 6% of net sales were derived from Americas Other (which includes Canada, Latin America and Puerto Rico); approximately 33% of net sales were derived from Asia (with approximately 13% derived from China and approximately 5% derived from Japan); and approximately 30% of net sales were derived from Europe. Approximately 59% and 57% of the BDS Business’s revenues in 2024 and 2023, respectively, were derived from customers located outside of the U.S. In fiscal year 2024, approximately 43% of the BDS Business’s revenues were derived from North America; approximately 29% of revenues were derived from Europe, the Middle East and Africa; approximately 5% of revenues were derived from Latin America; approximately 12% of revenues were derived from the Greater China region; and approximately 10% of revenues were derived from elsewhere in the Asia-Pacific region. In addition, the combined company is expected to have considerable manufacturing operations in Ireland and the United Kingdom as well as key subcontractors providing manufacturing support that are located in Singapore. As a result, it is expected that a significant portion of the combined company’s sales and operations will be subject to certain risks, including adverse developments in the political, regulatory and economic environment, in particular, uncertainty regarding possible changes to foreign and domestic trade policy; trade protection measures, including embargoes, sanctions and tariffs; impact and costs of terrorism or war, in particular as a result of the ongoing conflict between Russia and Ukraine and in the Middle East, and the possibility of further escalation resulting in new geopolitical and regulatory instability; the financial difficulties and debt burden experienced by a number of European countries; sudden movements in a country’s foreign exchange rates due to a change in a country’s sovereign risk profile or foreign exchange regulatory practices; differing tax laws and changes in those laws; restrictions on investments and/or limitations regarding foreign ownership; nationalization of private enterprises which may result in the confiscation of assets; credit risk and uncertainties regarding the collectability of accounts receivable; the impact of global health crises, pandemics and epidemics; changes in inflation and interest rates; instability in the global banking industry; rising energy prices and potential energy shortages; difficulties in protecting intellectual property; difficulties in staffing and managing foreign operations; and associated adverse operational, contractual and tax consequences.

In 2024, Waters generated $397.0 million of total net sales from China. Decreased sales in China in recent years are a result of lower customer demand for Waters’ products across all customer classes, driven by multiple factors. Such factors include, among other things, a decline in the economic conditions in China, trade tensions and tariffs between the U.S. and China and their impact on the combined company’s business and particularly customers’ purchasing decisions, increased competition from local and international competitors in China, the Chinese government’s ongoing tightening of restrictions on procurement by government-funded customers, and other regulatory and compliance challenges and uncertainties in the Chinese market, all of which had, and may continue to have, an adverse effect on the combined company’s business and operations in China. For example, in March 2024, Waters had a reduction in workforce that impacted approximately 2% of its employees, primarily in China, due to the significant decline in sales resulting from lower customer demand. In 2024, the BDS Business generated $337.0 million of total net sales from China, which were comparable to total net sales of $336.0 million in 2023.

In particular, China’s government continues to play a significant role in regulating industry development by imposing sector-specific policies, and it maintains control over China’s economic growth through setting monetary policy and determining treatment of particular industries or companies. The U.S. government has called for substantial changes to foreign trade policy with China and has recently raised, and has proposed to further raise in the future, tariffs on several Chinese goods. China has retaliated with increased tariffs on U.S. goods, which may increase the combined company’s cost of doing business in China. Any further changes in U.S. trade policy could trigger retaliatory actions by affected countries, including China, resulting in trade wars and increased costs for goods imported into the U.S. and impacting the combined company’s ability to sell its products in China and other affected countries. Accordingly, the combined company’s financial position or results of operations can be adversely influenced by political, economic, legal, compliance, social and business conditions in China and in foreign countries generally.

Additionally, the U.S. dollar value of the combined company’s net sales, cost of sales, operating expenses, interest, taxes and net income will vary with foreign currency exchange rate fluctuations. Significant increases or decreases in the value of the U.S. dollar relative to certain foreign currencies, particularly the Canadian dollar, euro, Japanese yen, British pound and Chinese renminbi, could have a material adverse effect or benefit on the combined company’s results of operations or financial condition.

From time to time, the combined company may enter into certain foreign currency exchange contracts that are intended to offset some of the market risk associated with sales denominated in foreign currencies. There can be no assurance that these transactions will be effective at hedging such market risk. Such transactions may negatively affect the combined company’s quarterly earnings from time to time.

Global economic conditions may have an adverse effect on the demand for, and supply of, the combined company’s products and harm the combined company’s financial results.

The combined company will be a global business with operations, supply chain, suppliers and customers that may be adversely affected by changes in global economic conditions such as changes in the rate of inflation (including the cost of raw materials, commodities and supplies) and interest rates. Waters’ and the BDS Business’s domestic and international markets experience varying degrees of inflationary and interest rate pressures. These changes in global economic conditions may affect the demand for, and supply of, the combined company’s products and services. This may result in a decline in sales in the future, increased rate of order cancellations or delays, increased risk of excess or obsolete inventories, longer sales cycles and potential difficulty in collecting sales proceeds. Additionally, healthcare institutions have experienced additional financial pressures since the COVID-19 pandemic and may take actions to mitigate any persistent pressures on their budgets and such actions could impact the future demand for the combined company’s products and services. Further, a deterioration of staffing levels within healthcare systems may affect the prioritization of healthcare services, which could also impact the demand for certain of the combined company’s products. There can be no assurance regarding demand for the combined company’s products and services in the future.

In particular, the BDS Business’s BACTEC™ bottle products were subject to supply issues during portions of fiscal year 2024 as a result of reduced availability of blood culture vials from the supplier, which negatively impacted the financial performance of the BDS Business and its microbiology platform in particular. Although production recovered in fiscal year 2025 and BD has currently returned to historical inventory levels, customer utilization has not recovered to pre-disruption levels and there is no guarantee of a full recovery to historical revenue growth. Impacts of these historical supply shortages or future supply shortages of BACTEC™ could adversely affect the combined company’s business, financial condition and results of operations. For more information, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the BDS Business—Key Trends Affecting Results of Operations.”

Disruption in worldwide financial markets could adversely impact the combined company’s access to capital and financial condition.

Financial markets in the U.S., Europe and Asia have experienced times of extreme disruption, including, among other things, sharp increases in the cost of new capital, credit rating downgrades and bailouts, severely diminished capital availability and severely reduced liquidity in money markets. Financial and banking institutions have also experienced disruptions, resulting in large asset write-downs, higher costs of capital, rating downgrades and reduced desire to lend money. There can be no assurance that there will not be future deterioration or prolonged disruption in financial markets or financial institutions. Any future deterioration or prolonged disruption in financial markets or financial institutions in which the combined company participates may impair the combined company’s ability to access its existing cash, utilize its syndicated bank credit facilities funded by such financial institutions, or access sources of new capital on favorable terms or at all, which it may need to meet its capital needs. The cost to the combined company of any new capital raised and interest expense would increase if this were to occur.

Public health crises, epidemics or pandemics could have a negative impact on the combined company’s business and operations.

Public health crises, epidemics or pandemics could have a negative impact on the combined company’s business and operations, including the combined company’s sales and cash flow. Such public health crises, epidemics and pandemics could impact the various components of the combined company differently and have the potential to create significant volatility, uncertainty and worldwide economic disruption, resulting in an economic slowdown of potentially extended duration, as seen with the COVID-19 pandemic from 2020 to 2022. The combined company’s global operations will expose it to risks associated with such public health crises, epidemics and pandemics, which could have an adverse effect on its business, results of operations and financial condition. The degree to which such public health crisis, epidemics or pandemics ultimately affects the combined company’s business, results of operations and financial condition is highly uncertain and cannot be predicted.

Risks Related to the Combined Company’s Business

The combined company’s financial results will be subject to changes in customer demand, which may decrease for a number of reasons, many beyond the combined company’s control.

The demand for the combined company’s products will be dependent upon the size of the markets for its products; the timing and level of capital spending and expenditures of the combined company’s customers; changes in governmental regulations, particularly those affecting drug, food and drinking water testing and medical devices; funding available to academic, governmental and research institutions; health policy; export controls; general economic conditions and the rate of economic growth in the combined company’s major markets; and competitive considerations. Policy, regulatory and enforcement changes introduced by the new presidential administration and regulatory leadership in the U.S. may impact the business and capital expenditure strategies of the combined company’s customers, which in turn could adversely impact the combined company’s results of operations or financial condition. Waters typically experiences, and the combined company expects to experience, seasonality in orders that is reflected as an increase in sales in the fourth quarter as a result of purchasing habits for capital goods by customers that tend to exhaust their spending budgets by calendar year-end. Additionally, demand for the combined company’s respiratory testing in the Diagnostic Systems business unit is typically heavier in anticipation of and during respiratory season, and in the past has been impacted and in the future will be impacted by the degree of severity and length of the flu and COVID-19 season as well as by outbreaks of other infectious diseases. Therefore, there can be no assurance that the combined company will effectively forecast customer demand and appropriately allocate research and development expenditures to products with high growth and high margin prospects. Additionally, there can be no assurance that the combined company’s results of operations or financial condition will not be adversely impacted by a change in any of the factors listed above or the continuation of uncertain global economic conditions.

The analytical instrument market may also, from time to time, experience low sales growth. Approximately 58% and 57% of Waters’ net sales in 2024 and 2023, respectively, were to worldwide pharmaceutical accounts, which are periodically subject to unfavorable market conditions and consolidations. Additionally, approximately 31% of Waters’ net sales in both 2024 and 2023 were to industrial and applied market clients and approximately 11% and 12% of Waters’ net sales in 2024 and 2023, respectively, were to academic and governmental institutions. For the BDS Business, in fiscal year 2024, the majority (in excess of 75%) of the customer base within the Diagnostic Solutions business unit constituted labs, hospitals and acute care providers, with the remainder constituted of non-healthcare and industrial customers or point of care customers. Within the Biosciences business unit in fiscal year 2024, customers were approximately evenly split amongst academia and government; hospitals and reference labs; and pharmaceutical companies, biotechnology companies and contract research organizations. Unfavorable industry conditions could have a material adverse effect on the combined company’s results of operations or financial condition.

Competitors may introduce more effective or less expensive products than the combined company’s, which could result in decreased sales. The competitive landscape may transform as a result of potential changes in ownership, mergers and continued consolidations among the combined company’s competitors, which could harm the combined company’s business.

The analytical instrument market, and, in particular, the portion related to the HPLC, UPLC, LC-MS (the coupling of liquid chromatography with mass spectrometry for powerful separation, identification, and quantification of analytes), light scattering, thermal analysis, rheometry and calorimetry product lines that the combined company is expected to have, is highly competitive. In this regard, Waters and BD currently encounter competition from several international instrument suppliers and other companies in both domestic and foreign markets and the combined company is expected to face significant competition in this regard as well. Such competitors may have instrument businesses that are generally more diversified than the combined company’s business but are typically less focused on markets that the combined company chooses to focus on. Over the years, some competitors have merged with other competitors for various reasons, including increasing product line offerings, improving market share and reducing costs.

This industry is also subject to rapid technological change, discovery and frequent product introductions. There can be no assurance that the combined company’s competitors will not introduce new, disruptive technologies that displace Waters’ or the BDS Business’s existing technologies or more effective and less costly products than those of the combined company or that the combined company will be able to increase its sales and profitability from new product introductions. There can be no assurance that the combined company’s sales and marketing forces will compete successfully against the combined company’s competitors in the future.

Strategies for organic growth require developing new technologies and bringing these new technologies to market, which could negatively impact the combined company’s financial results.

A significant component of the combined company’s success is dependent in part on its ability to focus on innovation and new product development in order to increase revenue. The results of the combined company’s product development efforts may be affected by a number of factors, including its ability to anticipate customer needs, dedicate sufficient time to innovate and develop new products and technologies, successfully complete clinical trials, obtain regulatory approvals and reimbursement in the U.S. and abroad, manufacture products in a cost-effective manner, obtain appropriate intellectual property rights, and gain and maintain market acceptance of its products. In addition, patents attained by others can preclude or delay the combined company’s commercialization of a product.

The development of these new products will require a significant amount of time and spending, including on research and development, production and marketing, before any significant, robust sales will be realized. For example, the combined company expects to bring new microbiology products to market, which may take three to five years to generate significant sales. Furthermore, these new products will be sold into both the non-clinical and clinical markets, and any new products requiring FDA clearance may take longer to bring to market. There can be no assurance that any products now in development, or that the combined company may seek to develop in the future, will achieve technological feasibility, obtain regulatory approval or gain market acceptance.

In addition, the combined company’s products will be subject to rapid changes in technology. Rapidly changing technology could make some or all of the combined company’s product lines obsolete unless the combined company is able to continually improve its existing products and develop new products. If the combined company fails to develop and introduce products in a timely manner in response to changing technology, market demands or the requirements of its customers, the combined company’s product sales may decline, and it could experience an adverse effect on its results of operations or financial condition. Even if the combined company successfully develops new products or enhancements or new generations of existing products, they may be quickly rendered obsolete by changing customer preferences, changing industry or regulatory standards, or competitors’ innovations.

Reductions in customers’ research budgets or government funding may adversely affect the combined company’s business.

Waters and the BDS Business supply products to researchers at pharmaceutical and biotechnology companies, academic institutions, government laboratories and private foundations. Research and development spending of such customers can fluctuate based on spending priorities and general economic conditions. A number of these customers are also dependent for their funding upon grants from U.S. government agencies, such as the U.S. National Institutes of Health, and similar agencies in other countries. Other customers, such as pharmaceutical companies, may self-fund but will have budgets affected by macro-economic events. The level of government funding of research and development may vary significantly due to factors that can be difficult to forecast, including changes in spending authorizations and budgetary priorities, and the BDS Business believes that it was negatively impacted by a reduction in government funding to customers of the BDS Business in fiscal year 2025. The availability of governmental research funding has been and may in the future be adversely affected by economic conditions and governmental spending reductions, particularly during periods of economic uncertainty. Accordingly, the timing and amount of revenue from customers that rely on government or research funding may also vary significantly and be difficult to forecast, and any reductions or delays in governmental or other research funding have caused and may in the future cause the combined company’s customers to delay or forgo product purchases.

Market dynamics, changes in reimbursement practices and coverage policies and third-party payer cost containment measures could affect the demand for the combined company’s products and the prices at which they are sold.

The sale of the combined company’s products and services, as well as access to them, depends, in part, on the healthcare funding landscape and how healthcare providers and facilities are reimbursed by public and private payers. Coverage policies and reimbursement levels can vary across the payer community globally, regionally, and locally, and may affect which products customers purchase, the market acceptance rate for new technologies and the prices customers are willing to pay for those products in a particular jurisdiction. In addition, third-party payers are increasingly challenging the reimbursement models and prices charged for medical products and services. Any changes to the reimbursement landscape, or adverse decisions relating to the combined company’s products by administrators of these systems could significantly reduce reimbursement for procedures using the combined company’s products or result in denial of reimbursement for those products, which could adversely affect customer demand, or the price customers are willing to pay for such products.

Changes in government priorities as it relates to healthcare could affect the revenue earned by the combined company and the costs for obtaining such revenue.

A global trend towards limiting growth of healthcare costs may also put industry-wide pressure on the combined company’s products that are subject to reimbursement. In the U.S., these include value-based purchasing, group purchasing organizations and managed care arrangements. Governments in China and other countries continue to use various mechanisms to control healthcare expenditures, including increased use of competitive bidding and tenders, price regulation (such as volume-based procurement programs), government imposed payback provisions, and changes in reimbursement practices and policies on average selling prices for the combined company’s products, which unfavorably impact the combined company’s revenues and may continue to impact the combined company’s results of operations in certain countries. In addition, changes in regulatory enforcement priorities and efforts by governments in countries in which the combined company does business, including China, may increase compliance and monitoring costs that could have an adverse impact on the combined company’s business. Group purchasing organizations and integrated health delivery networks have also served to concentrate purchasing decisions for some customers, which has led to downward pricing pressures. Further consolidation in the industry could intensify competition and exert additional pressure on the demand for and prices of the combined company’s products.

The combined company’s growth can suffer if the markets into which it sells products and services decline, do not grow as anticipated or experience cyclicality.

The combined company’s growth depends in part on the growth of the markets which the combined company serves, and visibility into the combined company’s markets can be limited (particularly for markets into which it sells through distribution). The combined company’s quarterly sales and profits depend substantially on the volume and timing of orders received during the quarter, which are difficult to forecast. Any decline or lower than expected growth in the combined company’s served markets can diminish demand for the combined company’s products and services and adversely affect the combined company’s business and financial statements. Certain of the combined company’s businesses operate in industries that experience seasonality, or industries that have experienced and may continue to experience periodic, cyclical downturns. For example, demand for the combined company’s flu diagnostics products in the Diagnostic Systems business unit is typically heavier in anticipation of and during respiratory season, and in the past has been impacted and, in the future, will be impacted by the degree of severity of the flu season and COVID-19 as well as by outbreaks of other infectious diseases.

In addition, in certain of the combined company’s businesses demand depends on customers’ capital spending budgets, government funding policies and interest rates, and matters of public policy and government budget, fiscal and monetary dynamics as well as product and economic cycles can affect the spending decisions of these entities. Demand for the combined company’s products and services is also sensitive to changes in customer order patterns, which may be affected by announced price changes, marketing or promotional programs, new product introductions, the timing of industry trade shows and changes in distributor or customer inventory levels due to distributor or customer management thereof or other factors. Any of these factors could adversely affect the combined company’s business and financial statements in any given period.

Defects or quality issues associated with the combined company’s products could adversely affect results of operations.

The design, manufacture and marketing of the combined company’s products involve certain inherent risks. Manufacturing or design defects, component failures, unapproved or improper use of the combined company’s products, or inadequate disclosure of risks or other information relating to the use of the combined company’s products can lead to injury or other serious adverse events or non-reliable customer research. Such events have in the past and could in the future lead to recalls or safety alerts relating to the combined company’s products (either voluntary or as required by the U.S. Food and Drug Administration (“FDA”) or similar governmental authorities in other countries), and could result, in certain cases, in the removal of a product from the market. A recall could result in significant costs, lost sales and customers, enforcement actions and/or investigations by state and federal governments or other enforcement bodies, as well as negative publicity and damage to the combined company’s reputation that could reduce future demand for its products. Personal injuries relating to the use of the combined company’s products can also result in significant product liability claims being brought against the combined company. In some circumstances, such adverse events could also cause delays in regulatory approval of new products or the imposition of post-market approval requirements. In addition, inaccurate data produced from the combined company’s products could result in faulty clinical decisions or treatments that could have an adverse effect on the combined company’s clients and their patients.

Issues and uncertainties related to the development, deployment and use of artificial intelligence in the combined company’s business operations and products may result in harm to the combined company’s reputation, regulatory action or legal liability.

Waters is beginning to integrate, and the combined company will continue to integrate, artificial intelligence (“AI”) into its business operations and products, and the combined company will continue to research further uses and opportunities for AI development. As AI is a rapidly developing technology that is still in the early stages of being researched and understood, the development, deployment and use of AI presents novel risks and challenges that have the potential to adversely impact the combined company’s business. The premature use of inadequate AI or the use of deficient AI, including flawed or biased algorithms, could harm the combined company’s brand, reputation or competitive advantage or result in regulatory penalties or legal liability. Failures in AI functionality could result in delays in new product offerings and services and have an adverse impact on other business activities. Delays or disruptions in successfully developing and implementing AI as part of the combined company’s business activities, products or services could have a negative impact on the combined company’s competitiveness, particularly if competitors are successful in making and leveraging such advancements, and the development of adequate AI technology will require significant investment. Due to the novelty of AI technology, the combined company may also experience additional risks that cannot yet be predicted.

Laws and regulations arising from the use and development of AI technology present additional uncertainties and risks to the combined company. In particular, the use and development of AI implicates risks related to intellectual property, data protection and privacy laws and regulations. Due to the rapid developments being made in AI technology, the legal and regulatory landscape related to AI is constantly evolving. Complying with developing laws, regulations and standards could significantly burden the combined company, and failures to comply could result in legal liability, regulatory action or reputational harm.

The combined company may face risks associated with previous or future acquisitions, strategic investments, joint ventures and divestitures.

In the normal course of business, the combined company may engage in discussions with third parties relating to possible acquisitions, strategic investments, joint ventures and divestitures. The combined company may pursue transactions that complement or augment its existing products and services. Such transactions involve numerous risks, including difficulties in integrating the acquired operations, technologies and products; diversion of management’s attention from other business concerns; inability to predict financial results; potential departures of key employees of the acquired company; and difficulties in effectively transferring divested businesses and liabilities. If the combined company successfully identifies acquisitions in the future, completing such acquisitions may result in new issuances of the combined company’s stock that may be dilutive to current owners; increases in the combined company’s debt and contingent liabilities; and additional amortization expense related to intangible assets. Acquired businesses may also expose the combined company to new risks and new markets, and the combined company may have difficulty addressing these risks in a cost-effective and timely manner. Any of these transaction-related risks could have a material adverse effect on the combined company’s profitability. In addition, the combined company may not be able to identify, successfully complete, or integrate potential acquisitions in the future. Even if the combined company can do so, it cannot be sure that these acquisitions will have a positive impact on the combined company’s business or operating results.

The combined company’s software or hardware may contain coding or manufacturing errors that could impact their function, performance and security, and result in other negative consequences.

Despite testing prior to the release and throughout the lifecycle of a product or service, the detection and correction of any errors in released software or hardware can be time consuming and costly. This could delay the development or release of new products or services, or new versions of products or services, expose security vulnerabilities in the combined company’s products or services, and adversely affect market acceptance of products or services. If the combined company experiences errors or delays in releasing its software or hardware, or new versions thereof, its sales could be affected, and revenues could decline. Errors in software or hardware could expose the combined company to product liability, performance and warranty claims, regulatory enforcement and fines as well as harm to brand and reputation, which could impact future sales.

A successful product liability claim brought against the combined company in excess of, or outside the coverage of, the combined company’s insurance coverage could have a material adverse effect on the combined company’s business, financial condition and results of operations. The combined company may not be able to maintain product liability insurance on acceptable terms, if at all, and insurance may not provide adequate coverage against potential liabilities.

Disruption of operations, including at the combined company’s manufacturing facilities, or disruption or failure of the combined company’s key technology systems could have a material impact on the combined company’s business, results of operations and financial condition.

The combined company will manufacture LC instruments at facilities in Milford, Massachusetts and through a subcontractor in Singapore; precision chemistry separation columns at facilities in Taunton, Massachusetts and Wexford, Ireland; MS products at its facilities in Wilmslow, England, Birmingham, England and Wexford, Ireland; thermal analysis and rheometry products at its facilities in New Castle, Delaware; and other instruments and consumables at various other locations as a result of the combined company’s acquisitions. Internationally, there may be no more than one manufacturing line for any particular component or product. In most instances, however, the manufacturing of certain of its respective product lines is concentrated in one or a few of its plants as a result of many factors, including site licensing and regulatory oversight. Any prolonged disruption to the operations at any of these facilities, whether due to labor difficulties, destruction of or damage to any facility, power interruptions, cybersecurity incidents or breaches, failure of key technology systems, weather events or natural disasters (including the potential impacts of climate change), regulatory requirements, equipment failure or other reasons, could harm customer relationships, impede the combined company’s ability to generate sales and have a material adverse effect on the combined company’s results of operations or financial condition. In some instances, the combined company may not be able to transition manufacturing to other sites or a third party to replace the lost production.

Waters expects that the combined company’s worldwide enterprise resource planning (“ERP”) system will be integral to its ability to accurately and efficiently maintain its books and records, record transactions, coordinate resource allocation between its manufacturing facilities across the globe, provide critical information to its management, and prepare its financial statements. In December 2024, the Waters Board approved the implementation of a new worldwide ERP system, which is expected to provide enhanced operating efficiencies, process alignment, information sharing, and scalability compared to Waters’ existing ERP system. While implementation of the new ERP system is currently underway for Waters, the full transition of the combined company to the new ERP system is expected to be a multi-year process. Transitioning from the existing ERP system to the new ERP system has required from Waters and will require from the combined company significant investment of human and financial resources, and the combined company may experience significant increases to inherent costs and risks associated with such a transition, including capital expenditures, additional operating expenses, demands on management time and other risks and costs of delays or potential challenges, such as the cost of training personnel, migration of data, the potential instability of the new ERP system and cost overruns. A significant disruption or deficiency in the design or implementation of the new ERP system may adversely affect the combined company’s ability to process orders, ship product, send invoices and track payments, fulfil contractual obligations, maintain effective disclosure controls and internal control over financial reporting or otherwise operate the combined company’s business and, as a result, may have an adverse and material adverse effect on the combined company’s results of operations or financial condition.

Failure to adequately protect intellectual property could have materially adverse effects on the combined company’s results of operations or financial condition.

The success of the combined company will depend on its ability to obtain, maintain, and enforce patents on its technology, maintain its trademarks, and protect its trade secrets. There can be no assurance that any patents held by the combined company will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide competitive advantages to the combined company. Additionally, there could be successful claims against the combined company by third-party patent holders with respect to certain products that may infringe the intellectual property rights of such third parties. If a claim relating to intellectual property is asserted against the combined company or third parties hold pending or issued patents that relate to the combined company’s products or technology, the combined company may seek licenses to such intellectual property or challenge those patents. However, the combined company may be unable to obtain these licenses on commercially reasonable terms, if at all, and the challenge of the patents may be unsuccessful. The combined company’s failure to obtain the necessary licenses or other rights could impact the sale, manufacture, or distribution of products and, therefore, could have a material adverse effect on the results of operations and financial condition of the combined company. The combined company’s existing patents, including those licensed from others, expire on various dates.

The performance of the combined company will also depend in part on the strength its trademarks and the proprietary brands. The combined company’s inability to protect or preserve the value of its intellectual property rights for any reason, including the combined company’s inability to successfully defend against counterfeit, knock-offs, grey-market, infringing or otherwise unauthorized products, could damage the combined company’s brand and reputation and harm its business.

The combined company also expects to rely on trade secrets and proprietary know-how related to its products, which it will seek to protect, in part, by entering into confidentiality agreements with its collaborators, employees and consultants. These agreements may not adequately protect the combined company’s trade secrets and other proprietary rights. These agreements may be breached, and the combined company may not have adequate remedies for any breach. In addition, the combined company’s trade secrets may otherwise become known or be independently developed by competitors. If the combined company is unable to protect its intellectual property rights, it could have a material adverse effect on the combined company’s results of operations or financial condition.

The combined company’s business would suffer if the combined company were unable to acquire adequate sources of supply.

Most of the raw materials, components and supplies purchased by Waters and the BDS Business are available from several different suppliers; however, a number of items including specialized products are purchased from limited or single sources of supply. Consolidation among such suppliers could also result in other limited or sole-source suppliers for the combined company in the future. The price and availability of these materials, components and supplies has been, and may in the future be, impacted or disrupted for reasons beyond the combined company’s control, including, but not limited to, supplier shutdowns, supplier capacity constraints, supplier insolvencies, labor disruptions or shortages, transportation delays, inflationary pricing pressures, work stoppages, extreme weather events, geopolitical developments, global economic uncertainty or downturns, sanctions and trade restrictions, and other governmental regulatory actions (such as in the area of materials of concern), and any such changes or disruptions could adversely affect the combined company’s business, financial condition and results of operations. Each of Waters and the BDS Business has experienced, and the combined company may continue to experience, significant challenges to its global transportation channels and other aspects of its global supply chain network, including to the cost and availability of energy, raw materials and components due to shortages, labor strikes, and cost inflation.

In addition, price increases from these suppliers, including as a result of any imposed tariffs, could have an adverse effect on the combined company’s margins. A prolonged inability to obtain certain materials or components or a sustained material cost increase to source such materials and components could have an adverse effect on the combined company’s financial condition or results of operations and could result in damage to its relationships with its customers and, accordingly, adversely affect the combined company’s business.

The combined company will explore alternative routes, transportation modes, and the lead time for replenishment to preempt and mitigate risks associated with sourcing supply, but no assurance can be given that these efforts will adequately address these challenges and disruptions. While the combined company intends to work with suppliers to ensure continuity of supply and service, no assurance can be given that these efforts will be successful. In addition, due to regulatory requirements relating to the qualification of suppliers, the combined company may not be able to establish additional or replacement sources on a timely basis or without excessive cost. The termination, reduction or interruption in supply of these raw materials and components could adversely impact the combined company’s ability to manufacture and sell certain of its products, which could have an adverse impact on its business, financial condition and results of operations.

The combined company’s sales would deteriorate if the combined company’s outside contractors fail to provide necessary components or modules or develop certain intellectual property.

Certain components or modules of Waters’ LC and MS instruments are manufactured by outside contractors, including the manufacturing of LC instrument systems and related components by contract manufacturing firms in Singapore. The ability of these contractors to perform their obligations is largely outside of Waters’ control. While the BDS Business’s intellectual property is and historically has been developed primarily by U.S. based employees (or has been acquired through historical acquisitions, strategic investments, joint ventures and/or divestitures), certain specialized development related to its intellectual property is performed by third-party contractors. Failure by these outside contractors to perform their obligations in a timely manner or at satisfactory quality levels could have an adverse effect on the supply chain and the financial results of the combined company. In addition, if one or more of such contractors experience significant disruption in services or institute a significant price increase, the combined company may have to seek alternative providers, its costs could increase, and the delivery of its products could be prevented or delayed. A prolonged inability to obtain these components or modules could have an adverse effect on the combined company’s financial condition or results of operations.

The combined company’s business could be harmed by actions of third-party sales intermediaries and other third parties that sell its products.

Waters and the BDS Business sell some products through third parties, including third-party sales intermediaries and value-added resellers. This could expose the combined company to various risks, including competitive pressure, concentration of sales volumes, credit risks and compliance risks. The combined company may rely on one or a few key third-party sales intermediaries for a product or market and the loss of these third-party sales intermediaries could reduce its revenue or net earnings.

Third-party sales intermediaries may also face financial difficulties, including bankruptcy, which could harm the combined company’s collection of accounts receivable. Moreover, violations of the U.S. Foreign Corrupt Practices Act (the “FCPA”), the U.K. Bribery Act or similar anti-bribery laws by domestic or foreign distributors or other third-party intermediaries could materially and adversely impact the combined company’s business, reputation and results of operations.

Risks related to the combined company’s use of third-party sales intermediaries and other third parties may reduce sales, increase expenses and weaken the combined company’s competitive position.

The combined company will be subject to laws and regulations governing government contracts, and failure to address these laws and regulations or comply with government contracts could harm its business by leading to a reduction in revenues associated with these customers.

The combined company expects to derive a portion of its revenue from direct and indirect sales to U.S. federal, state and local as well as foreign governments and their respective agencies, and, as a result, will be subject to various statutes and regulations that apply to companies doing business with the government. The laws governing government contracts differ from the laws governing private contracts and government contracts may contain pricing terms and conditions that are not applicable to private contracts. The combined company may also be subject to investigation for compliance with the regulations governing government contracts. A failure to comply with these regulations could result in suspension of these contracts, criminal, civil and administrative penalties or debarment, which could negatively impact the combined company’s business and operations. If the combined company’s government contracts are terminated, if it is suspended from government work or if its ability to compete for new contracts is adversely affected, the combined company’s business could be negatively impacted.

The combined company’s financial results may be subject to changing application of tax law and tax audit examinations.

Governments in the jurisdictions in which the combined company may operate implement changes to tax laws and regulations from time to time. Starting in 2024, various foreign jurisdictions are beginning to implement aspects of the guidance issued by the Organization for Economic Co-operation and Development related to the new Pillar Two system of global minimum tax rules. These new tax laws and regulations, and any changes in corporate income tax rates or regulations regarding transfer pricing or repatriation of dividends or capital, as well as changes in the interpretation of existing tax laws and regulations, could adversely affect the combined company’s cash flow and lead to increases in its overall tax burden, which would negatively affect the combined company’s profitability.

As a global business, the combined company will be subject to tax audit examinations in various jurisdictions throughout the world. The combined company must manage the cost and disruption of responding to governmental audits, investigations and proceedings. In addition, the impact of the settlement of pending or future tax audit examination could have an unfavorable effect on the combined company’s income tax expense, effective tax rate, results of operations, financial condition and cash flows.

The combined company may be required to recognize impairment charges for its goodwill and other intangible assets.

As of September 27, 2025, the net carrying value of Waters’ goodwill and other intangible assets totaled approximately $1.9 billion. The Transactions are expected to significantly increase the carrying value of the combined company’s goodwill and other intangible assets, which could lead to potential impairments if the combined company’s financial results are significantly less than anticipated in the future. In accordance with U.S. GAAP, the combined company will periodically assess assets acquired as a result of the Transactions to determine if they are impaired. Significant negative industry or economic trends, disruptions to the combined company’s business, inability to effectively integrate the BDS Business with Waters, unexpected significant changes or planned changes in use of assets, changes in the structure of the combined company’s business, divestitures, market capitalization declines or increases in associated discount rates can impair the combined company’s goodwill and other intangible assets. Any charges relating to such impairments may adversely affect the combined company’s financial statements in the periods recognized.

Risks Related to Human Capital Management

The combined company’s success will be highly dependent on qualified and sufficient staffing. The combined company’s failure to attract or retain qualified personnel, including its senior management team and technical personnel, could lead to a loss of revenue or profitability.

The future success of the combined company will depend, in part, upon the continued service of certain executive officers and other key management and technical personnel (such as research and development, technical sales and support, field service, precision chemistry and instrument manufacturing, quality assurance, regulatory compliance, finance, and global marketing), and on the combined company’s ability to continue to identify, attract, retain and motivate them. The skills, experience and industry contacts of the combined company’s senior management team are expected to significantly benefit its operations and administration. The failure to attract or retain members of its senior management team and key talent could have a negative effect on the combined company’s operating results.

Implementing the combined company’s business strategy requires specialized engineering and other talent, as it is expected that the combined company revenues will be highly dependent on technological and product innovations. The market for employees in the combined company’s industries is extremely competitive, and competitors for talent, particularly engineering talent, increasingly attempt to hire, and to varying degrees have been successful in hiring, employees of Waters and the BDS Business. A number of such competitors for talent may be significantly larger than the combined company and may be able to offer compensation in excess of what the combined company is expected to be able to offer. Additionally, macroeconomic conditions, including wage inflation, could have a material impact on the combined company’s ability to attract and retain talent, its turnover rate and the cost of operating its business.

The combined company may make organizational changes to better align its resources with its growth and innovation strategies following the completion of the Transactions, which may lead to future workforce reductions. If implemented, such future workforce reductions may not have the desired impact on the combined company’s cost-saving initiatives, as they could adversely affect productivity, morale, customer relationships, product quality, level of technical expertise, innovation capabilities and ability to execute strategic plans. Moreover, such workforce reductions could expose the combined company to potential litigation, severance costs, reputational damage and loss of key personnel. If the combined company is unable to manage the effects of such workforce reductions or achieve the expected benefits from them, the combined company’s business, financial condition and results of operations could be materially and adversely affected. Further, existing immigration laws may make it more difficult for the combined company to recruit and retain highly skilled foreign national graduates of universities in the U.S., making the pool of available talent even smaller. If the combined company is unable to attract and retain qualified employees, its business may be harmed.

The loss of key members of management and the risks inherent in succession planning could adversely affect the combined company’s results of operations or financial condition.

The operation of the combined company will require managerial and operational expertise. None of the combined company’s key management employees, with the exception of the Chief Executive Officer and Chief Financial Officer, are expected to have an employment agreement with the combined company and there can be no assurance that such individuals will remain with the combined company. If, for any reason, other key personnel do not continue to be active in management, the combined company’s results of operations or financial condition could be adversely affected. The combined company’s success also depends on its ability to execute leadership succession plans. The inability to successfully transition key management roles could have a material adverse effect on the combined company’s operating results.

The combined company may be subject to labor disruptions.

Certain foreign employees of Waters and the BDS Business are represented by works councils, unions or similar non-U.S. employee representative bodies in the United Kingdom, France, Germany, Brazil, Spain, China, Israel, Japan, Mexico and other foreign jurisdictions. Strikes, work slowdowns, work stoppages or the possibility of such actions in such jurisdictions could result in delays in production or cause the combined company to incur higher costs. The combined company may lack practical control over the negotiations and terms of the agreements governing the employees’ labor.

Risks Related to Cybersecurity and Data Privacy

Disruption, cyber-attack or unforeseen problems with the security, maintenance or upgrade of the combined company’s information and web-based systems could have an adverse effect on the combined company’s business strategy, results of operations and financial condition.

The combined company expects to rely on its technology infrastructure and that of its third-party partners, including its software and banking partners, among other functions, to interact with suppliers, sell products and services, fulfill contract obligations, ship products, collect and make electronic wire and check based payments and otherwise conduct business. The combined company’s technology infrastructure and that of its third-party partners may be vulnerable to damage or interruption from, but not limited to, natural disasters, power loss, telecommunication failures, terrorist attacks, computer viruses, ransomware, unauthorized access to customer or employee data, unauthorized access to and funds transfers from combined company bank accounts and other attempts to harm the combined company’s systems. The risk of damage or interruption to technology infrastructure as a result of cyber-attacks has generally increased as the number, intensity and sophistication of attempted attacks from around the world have increased, including through state-sponsored actors and/or the use of artificial intelligence.

In the event of such an incident, the combined company may suffer interruptions in service, loss of assets or data or reduced functionality. The combined company plans to attempt to mitigate cybersecurity risks by employing a number of proactive measures, including mandatory ongoing employee training and awareness, technical security controls, enhanced data protection and maintenance of backup and protective systems. Despite these mitigation measures, the combined company’s systems and those of its partners are expected to remain potentially vulnerable to cybersecurity threats, any of which could have a material adverse effect on the combined company’s business. Additionally, the combined company must maintain and periodically upgrade its information and web-based systems, which will cause temporary interruptions to its technology infrastructure. Any prolonged disruption to the combined company’s technology infrastructure, at any of its facilities, could have a material adverse effect on the combined company’s business strategy, results of operations or financial condition. While the combined company will maintain cyber insurance, this insurance may not, however, be sufficient to cover the financial, legal, business or reputational losses that may result from an interruption or breach of its systems.

If the combined company’s security measures are compromised or fail to adequately protect its technology infrastructure, research and development efforts or manufacturing operations, the combined company’s products and services may be perceived as vulnerable or unreliable, the information protected by the combined company’s controls and processes may be subject to unauthorized access, acquisition or modification, the combined company’s brand and reputation could be damaged, the services that the combined company provides to its customers could be disrupted, and customers may stop using the combined company’s products and services, all of which could reduce the combined company’s revenue and earnings, increase its expenses and expose it to legal claims and regulatory actions.

The combined company will be in the business of designing, manufacturing, selling and servicing analytical instruments to life science, pharmaceutical, biochemical, industrial, nutritional safety and environmental, academic and governmental customers working in research and development, quality assurance and other laboratory applications, and the combined company will also be a developer and supplier of software and software-based products that support instrument systems. Many of the combined company’s customers are expected to be in highly regulated industries. While the combined company will invest time and resources implementing measures designed to protect the integrity and security of its technology infrastructure, research and development processes, manufacturing operations, products and services, and the internal and external data managed by the combined company, there is a risk these measures will be defeated or compromised or that they are otherwise insufficient to protect against existing or emerging threats. There are inherent risks associated with integrating products, services, technologies and workforces into the business of the combined company, and the combined company may face such risks when integrating the BDS Business into Waters’ existing business. In addition, at times, the combined company may face attempts by third parties to defeat its security measures or exploit vulnerabilities in its systems. These risks will increase as the combined company continues to grow and expand geographically, and its systems, products and services become increasingly digital and sensor- and web-based.

The combined company could suffer significant damage to its brand and reputation if a security incident resulted in unauthorized access to, acquisition of, or modification to the combined company’s technology infrastructure, research and development processes, manufacturing operations, its products and services as well as the internal and external data managed by the combined company. Such an incident could disrupt the combined company’s operations and customers could lose confidence in the combined company’s ability to deliver quality and reliable products or services. This could negatively impact sales and could increase costs related to fixing and addressing these incidents and any vulnerabilities exposed by them, as well as to lawsuits, regulatory investigations, claims or legal liability including contractual liability, costs and expenses owed to customers and business partners.

The combined company will be subject to varying data privacy laws and regulations, and a violation of such laws and regulations could have a negative impact on the combined company’s business, results of operations and financial condition.

The combined company will be subject to varying data privacy laws and regulations related to the collection, storage and transmission of personal data in jurisdictions including the United States, the European Union and the United Kingdom, among others. The legal and regulatory landscape relating to data privacy is continuously changing, and there has been an increased emphasis on developing and enforcing privacy and data protection laws. In addition to regulatory consequences, any failure to protect personal data may damage the combined company’s reputation or relationships with its customers, employees and partners. Safeguarding personal data and complying with related laws and regulations creates significant costs for the combined company, and a failure to comply could result in legal liability, regulatory action or reputational harm, which could adversely affect the combined company’s business, results of operations and financial condition.

Risks Related to Compliance, Regulatory or Legal Matters

Changes in governmental regulations and compliance failures could harm the combined company’s business.

The combined company will be subject to regulation by various federal, state and foreign governments and agencies in areas including, among others, U.S. Federal Food, Drug and Cosmetic Act (health and safety), antitrust, fraud and abuse (including anti-kickback and false claims laws), import/export, U.S. federal false claims, U.S. Physician Payment Sunshine Act, privacy and data protection, the FCPA and environmental laws and regulations. A portion of the combined company’s operations will be subject to regulation by the FDA and similar foreign regulatory agencies. Regulations govern an array of product activities, including design, development, labeling, manufacturing, promotion, sales and distribution. These regulations are complex and can change frequently (including as a result of changes in interpretation of existing regulations). In particular, significant political shifts in any of the countries in which the combined company will conduct business, including the U.S., may result in regulatory uncertainty and substantial changes in the regulatory regimes to which the combined company is subject. For example, the new presidential administration and regulatory leadership in the U.S. may propose, enact or pursue policy, regulatory and enforcement changes that create additional uncertainty for the combined company. Any failure by the combined company to comply with applicable governmental regulations could result in product recalls, the imposition of fines, restrictions on the combined company’s ability to conduct or expand its operations or the cessation of all or a portion of its operations. Additionally, the combined company expects to develop, configure and market its products and services to meet customer needs created by these regulations, and any significant change in regulations could reduce demand for its products, increase its expenses or otherwise materially impact its financial position and results of operations.

Regulators globally are increasingly imposing greater fines and penalties for privacy and data protection violations, and the European Union, as an example, has enacted a broad data protection regulation with fines based on a percentage of global revenues. Changes in laws or regulations associated with enhanced protection of certain sensitive types of personal information, such as information related to health, could greatly increase the cost of compliance and the cost of providing the combined company’s products or services. Further, these laws and regulations require the combined company to embed privacy, security and data protection requirements in all assets impacting the processing of personal data and could also require the combined company to modify current or future products or services, which may harm the combined company’s future financial results. More recently, privacy and data protection regulators are paying special attention to emerging issues linked to new digital technologies, such as the use of artificial intelligence, biometrics, and surveillance technologies, which pose unique challenges to existing privacy and data protection paradigms. Any failure, or perceived failure, by the combined company to comply with laws and regulations on privacy, data security or consumer protection, or other policies, public perception, standards, self-regulatory requirements or legal obligations, could result in lost or restricted business, proceedings, actions or fines brought against the combined company or levied by governmental entities or others, or could otherwise adversely affect the combined company’s business and harm the combined company’s reputation.

Some of the combined company’s operations will be subject to domestic and international laws and regulations with respect to the manufacturing, handling, use or sale of toxic or hazardous substances. This will require the combined company to devote substantial resources to maintain compliance with those applicable laws and regulations. If the combined company fails to comply with such requirements in the manufacturing or distribution of its products, the combined company could face civil and/or criminal penalties and potentially be prohibited from distributing or selling such products until it is compliant.

Increasing global protectionism also impedes the combined company’s ability to compete with local companies. The combined company may not be able to participate in certain public tenders in China, India and Russia because of increasing measures to restrict access to such tenders for companies without local manufacturing capabilities. Such regulations could adversely affect the combined company’s business, results of operations and financial condition.

Some of the combined company’s products will also subject to the rules of certain industrial standards bodies, such as the International Standards Organization. The combined company must comply with these rules, as well as those of other agencies, such as the U.S. Occupational Safety and Health Administration. Failure to comply with such rules could result in the loss of certification and/or the imposition of fines and penalties, which could have a material adverse effect on the operations of the combined company.

Following the consummation of the Transactions, Waters will remain a publicly traded company, and therefore will remain subject to the rules of the SEC and the NYSE. In addition, Waters will continue to be required to comply with the Sarbanes-Oxley regulations, which require companies to establish and maintain adequate internal control over financial reporting. Waters’ efforts to comply with such laws and regulations following the consummation of the Transactions will likely be time consuming and costly. While Waters will continue to enhance its controls as part of the integration of the BDS Business into Waters’ existing business, it cannot be certain that it will be able to prevent future significant deficiencies or material weaknesses. Failure to comply with such regulations or having inadequate internal controls could have a material adverse effect on the combined company’s financial condition and operations, which could cause investors to lose confidence in the combined company’s reported financial information and could have a negative effect on the trading price of Waters Common Stock and the combined company’s access to capital.

The combined company may be harmed by improper conduct of any of its employees, agents or business partners.

The combined company cannot provide assurance that its internal controls and compliance systems will always protect it from acts committed by employees, agents or business partners that would violate domestic and international laws, including laws governing payments to government officials, bribery, fraud, kickbacks and false claims, pricing, sales and marketing practices, conflicts of interest, competition, export and import compliance, money laundering and data privacy. In particular, the FCPA, the U.K. Bribery Act and similar anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business, and the combined company will operate in many parts of the world that have experienced governmental corruption to some degree. Any such improper actions or allegations of such acts could damage the combined company’s reputation and subject it to civil or criminal investigations in the U.S. and in other jurisdictions and related shareholder lawsuits, could lead to substantial civil and criminal, monetary and non-monetary penalties and could cause it to incur significant legal and investigatory fees. In addition, the government may seek to hold the combined company liable as a successor for violations committed by companies in which it invests or that it acquires. The combined company will also rely on its suppliers to adhere to the combined company’s supplier standards of conduct, and material violations of such standards of conduct could occur that could have a material effect on the combined company’s business, reputation and financial statements. In addition, any allegations of issues resulting from the misuse of the combined company’s products could, even if untrue, adversely affect the combined company’s reputation and customers’ willingness to purchase products from the combined company. Any such allegations could cause the combined company to lose customers and divert its resources from other tasks, which could materially and adversely affect its business and operating results.

Issues related to climate change and sustainability, may have an adverse effect on the combined company’s business, financial condition and results of operations and damage the combined company’s reputation.

There is shifting focus from certain investors, customers, consumers, employees and other stakeholders concerning sustainability matters. Additionally, public interest and legislative pressure related to public companies’ sustainability practices continue to grow. If the combined company’s sustainability practices fail to meet regulatory requirements or investor, customer, consumer, employee or other stakeholders’ evolving expectations and standards for responsible corporate citizenship in areas including environmental stewardship and sustainability, support for local communities, director and employee diversity, human capital management, employee health and safety practices, product quality, supply chain management, corporate governance and transparency, the combined company’s reputation, brand and employee retention may be negatively impacted, and its customers and suppliers may be unwilling to continue to conduct business with it.

Customers, consumers, investors and other stakeholders continue to focus on environmental issues, including climate change, energy and water use, plastic waste and other sustainability concerns. Concern over climate change or plastics and packaging materials, in particular, may result in new or increased legal and regulatory requirements to reduce or mitigate impacts to the environment. Changing customer and consumer preferences or increased regulatory requirements may result in increased demands or requirements regarding plastics and packaging materials, including single-use and non-recyclable plastic products and packaging, other components of the combined company’s products and their environmental impact on sustainability, or increased customer and consumer concerns or perceptions (whether accurate or inaccurate) regarding the effects of substances present in certain of the combined company’s products. Complying with these demands or requirements could cause the combined company and companies in its supply chain to incur additional manufacturing, operating or product development costs.

If the combined company does not adapt to or comply with new regulations, or fails to meet evolving investor, industry or stakeholder expectations and concerns regarding sustainability issues, investors may reconsider their capital investment in the combined company, and customers and consumers may choose to stop purchasing the combined company’s products, which could have a material adverse effect on the combined company’s reputation, business or financial condition.

The combined company may be subject to or otherwise responsible for a variety of litigation and other legal and regulatory proceedings in the ordinary course of business that can adversely affect the combined company’s business, results of operations and financial condition.

From time to time, the combined company and its subsidiaries may be subject to or otherwise responsible for a variety of litigation and other legal and regulatory proceedings in the ordinary course of business, as well as regulatory subpoenas, requests for information, investigations and enforcement.

Defending or otherwise responding to these matters can divert management’s attention and may cause the combined company to incur significant expenses. These matters are subject to uncertainties, and it is possible that if the combined company were to become subject to such matters, they may be resolved unfavorably to the combined company. Unfavorable resolution with respect to any of these matters could have an adverse effect on the business, results of operations and financial condition of the combined company.

Waters’ Amended and Restated Bylaws (the “Waters Bylaws”) include exclusive forum provisions, which could limit shareholders’ ability to obtain a favorable judicial forum for disputes with Waters, the combined company or their respective directors, officers or employees.

The Waters Bylaws require that, unless Waters consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware, to the fullest extent permitted by law, shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on Waters’ behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by, or other wrongdoing by, any of Waters’ directors, officers, employees or agents to Waters or to Waters’ shareholders, creditors or other constituents, or a claim of aiding and abetting any such breach of fiduciary duty, (iii) any action asserting a claim against Waters or any of Waters’ directors or other employees arising pursuant to any provision of the DGCL or Waters’ Second Amended and Restated Certificate of Incorporation, as amended (the “Waters Charter”), or the Waters Bylaws, (iv) any action to interpret, apply, enforce or determine the validity of the Waters Charter or the Waters Bylaws, (v) any action asserting a claim against Waters or any of Waters’ directors or officers or other employees governed by the internal affairs doctrine, or (vi) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL. Such exclusive forum provision will not apply to any action or proceeding asserting a claim under the Securities Act or the Exchange Act. The enforceability of similar choice-of-forum provisions in other companies’ bylaws has been challenged in legal proceedings, and it is possible that, in connection with claims arising under federal securities laws or otherwise, a court could find the exclusive forum provision contained in the Waters Bylaws to be inapplicable or unenforceable.

The exclusive forum provisions in the Waters Bylaws may limit the ability of a shareholder to bring a claim in a judicial forum that it finds favorable for disputes with Waters, the combined company or their respective directors, officers or other employees, which may discourage such lawsuits. Alternatively, if a court were to find the exclusive forum provisions contained in the Waters Bylaws to be inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings mentioned above, Waters or the combined company may incur additional costs associated with resolving such action in other jurisdictions, which could materially and adversely affect their business, financial condition and results of operations. In addition, shareholders who do bring a claim in a state or federal court located within the State of Delaware could face additional litigation costs in pursuing any such claim, particularly if they do not reside in or near Delaware. Furthermore, the court located in the State of Delaware may reach different judgments or results than would other courts, including courts where a shareholder would otherwise choose to bring the action, and such judgments or results may be more favorable to Waters or the combined company than to its shareholders.

The Waters Charter and Waters Bylaws contain certain provisions that will limit the ability of shareholders of the combined company to take certain actions, and that could delay or discourage takeover attempts that shareholders may consider favorable.

The Waters Charter and the Waters Bylaws contain certain provisions that may discourage, delay, or prevent a change of control with respect to Waters or the combined company or changes to the Waters Board or Waters management or the board or management of the combined company following the consummation of the Transactions. These provisions are expected to discourage coercive takeover practices or inadequate takeover bids. However, they may also discourage, prevent or delay acquisitions that the Waters Board deems undesirable but some shareholders may favor and therefore may make the combined company’s securities less attractive for investors or may depress the trading price of Waters Common Stock. These provisions could also make it difficult for shareholders to take certain actions, including electing directors who are not nominated by the then-current members of the Waters Board. Among other things, the Waters Charter and the Waters Bylaws include provisions regarding:

•

the requirement that any action required or permitted to be taken by Waters shareholders must be effected at a duly called annual or special meeting of shareholders and may not be effected by written consent in lieu of a meeting, which could delay the ability of shareholders to force consideration of a shareholder proposal or to take action, including the removal of directors or the approval of significant corporate transactions;

•

the requirement that a special meeting of Waters shareholders may only be called by the Waters Board, the Chairman of the Waters Board or Waters’ President and Chief Executive Officer, or by the Chairman of the Waters Board, Waters’ President and Chief Executive Officer or Waters’ Secretary at the request in writing of shareholders holding at least 50% of the number of shares of stock outstanding and entitled to vote at such meeting;

•	advance notice procedures which shareholders of Waters must comply with to nominate candidates to the Waters Board or to propose matters to be acted upon at a shareholders’ meeting;

•	the right of the Waters Board to elect a director to fill a vacancy created by the resignation, death or removal of a director or resulting from any increase in the authorized number of directors;

•	the ability of the Waters Board to amend the Waters Bylaws; and

•

the ability of the Waters Board to issue shares of preferred stock (in one or more series) and to establish the number of shares to be included in each such series, and to fix the designations, powers, preferences, and rights of the shares of each such series, and any qualifications limitations, or restrictions thereof, without shareholder approval, subject to any limitations imposed by the listing standards of the NYSE.

In addition, as a Delaware corporation, Waters will generally be subject to provisions of Delaware law, including the DGCL. See the section of this proxy statement/prospectus titled “Description of Capital Stock of Waters and Combined Company—Anti-takeover Effects of the Delaware General Corporation Law and Waters’ Charter and Waters Bylaws.”

General Risk Factors

The effects of climate change could harm the combined company’s business.

The combined company’s manufacturing processes for certain of its products will involve the use of chemicals and other substances that are regulated under various international, federal, state and local laws governing the environment. In the event that any future climate change legislation would require that stricter standards be imposed by domestic or international environmental regulatory authorities with respect to the use and/or levels of possible emissions from such chemicals and/or other substances, the combined company may be required to make certain changes and adaptations to its manufacturing processes. Any such changes could have a material adverse effect on the financial statements of the combined company.

Another potential effect of climate change is an increase in the severity of global weather conditions. The combined company’s manufacturing facilities will be located in the United States, the United Kingdom, Ireland, Germany, the Netherlands, Canada, China, Spain and Japan. In addition, Waters manufactures a growing percentage of its HPLC, UPLC and MS products in both Singapore and Ireland. The BDS Business manufactures most of its products in California on a fault line. Severe weather and geological conditions or events, including earthquakes, hurricanes and/or tsunamis, could potentially cause significant damage to the combined company’s manufacturing facilities in each of these countries. The effects of such damage and the resulting disruption of manufacturing operations and the impact of lost sales could have a material adverse impact on the financial results of the combined company.

Estimates and assumptions made in accounting for the combined company’s results from operations will be dependent on future results, which involve significant judgments and may be imprecise and may differ materially from actual results.

The preparation of consolidated financial statements in conformity with U.S. GAAP will require the combined company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities at the dates of the financial statements. These estimates and assumptions must be made due to certain information that will be used to prepare the combined company’s financial statements which is dependent on future events, cannot be calculated with a high degree of precision from data available or is not capable of being readily calculated based on generally accepted methodologies. Accounting related to revenue recognition, goodwill and intangible assets, income taxes, uncertain tax positions, litigation, business combinations and asset acquisitions and inventory valuation involves significant judgments and estimates. Actual results for all estimates could differ materially from the estimates and assumptions used, which could have a material adverse effect on the combined company’s financial condition and results of operations.

The combined company’s financial condition and results of operations could be adversely affected by changes to its retirement plans or retirement plan assets.

Waters sponsors various retirement plans, both inside and outside the U.S. At the closing of the Merger, former SpinCo Employees are expected to cease participation in BD’s retirement plan and commence participation in Waters’ retirement plans. Therefore, any changes in regulations made by governments in countries in which Waters sponsors retirement plans could adversely impact the combined company’s cash flows or results of operations. In connection with these retirement plans, the combined company will be exposed to market risks associated with changes in the various capital markets. For example, changes in long-term interest rates affect the discount rate that are used to measure Waters’ retirement plan obligations and related expense. In addition, changes in the market value of investments held by the retirement plans could materially impact the funded status of the retirement plans and affect the related pension expense and level and timing of contributions required under applicable laws.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the Transactions among Waters, BD and SpinCo. These forward-looking statements generally are identified by the words “believe,” “feel,” “project,” “expect,” “anticipate,” “appear,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “suggest,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the Transactions, the ability of the parties to complete the Transactions, the expected benefits of the Transactions, including the amount and timing of synergies from the Transactions, the tax consequences of the Transactions, the terms and scope of the expected financing in connection with the Transactions, the aggregate amount of indebtedness of the combined company following the closing of the Transactions, the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.

These forward-looking statements are based on Waters’ and BD’s current expectations and are subject to risks and uncertainties surrounding future expectations generally. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond Waters’ and BD’s control. None of Waters, BD, SpinCo or any of their respective directors, executive officers, or advisors make any representation or provide any assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur, or if any of them do occur, what impact they will have on the business, results of operations or financial condition of Waters or BD. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, these developments could have a material adverse effect on Waters’ and BD’s businesses and the ability to successfully complete the Transactions and realize its benefits. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the Transactions, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Transactions, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the Waters shareholders may not be obtained; (2) the risk that the Transactions may not be completed on the terms or in the time frame expected by Waters, BD and SpinCo, or at all; (3) unexpected costs, charges or expenses resulting from the Transactions; (4) uncertainty of the expected financial performance of the combined company following completion of the Transactions; (5) failure to realize the anticipated benefits of the Transactions, including as a result of delay in completing the Transactions or integrating the businesses of Waters and SpinCo, on the expected timeframe or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the Transactions; (10) the risk that stockholder litigation in connection with the Transactions or other litigation, settlements or investigations may affect the timing or occurrence of the Transactions or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions or any volatility resulting from the imposition of and changing policies around tariffs; (13) actions by third parties, including government agencies; (14) the risk that the anticipated tax treatment of the Transactions is not obtained; (15) the risk of greater than expected difficulty in separating the business of SpinCo from the other businesses of BD; (16) risks related to the disruption of management time from ongoing business operations due to the pending Transactions, or other effects of the pending Transactions on the relationship of any of the parties to the transaction with their employees, customers, suppliers, or other counterparties; and (17) other risk factors detailed from time to time in Waters’ and BD’s reports filed with the SEC, including those risks described in the section entitled “Risk Factors” of this proxy statement/prospectus Waters’ and BD’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the Transactions. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this proxy statement/prospectus. None of Waters, BD or SpinCo undertakes, and each party expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

THE SPECIAL MEETING

This proxy statement/prospectus is furnished in connection with the solicitation of proxies by the Waters Board for use at the Special Meeting to be held on    . When this proxy statement/prospectus refers to the Special Meeting, it is also referring to any adjournments or postponements of the Special Meeting. Waters intends to begin mailing this proxy statement/prospectus, the attached Notice of Special Meeting and the accompanying proxy card on or about    .

Date, Time and Place of the Special Meeting

The Special Meeting will be held on     at     a.m., Eastern Time, exclusively via Internet at proxydocs.com/WAT.

To attend the Special Meeting, you must be a registered Waters shareholder as of the Record Date, or, if your shares are held through a bank, broker or other nominee, you must obtain a legal proxy from such holder and follow the instructions set forth in this proxy statement/prospectus.

Purpose of the Special Meeting

At the Special Meeting, Waters shareholders will be asked:

1.	Share Issuance Proposal: to consider and vote upon a proposal to approve the issuance of shares of Waters Common Stock pursuant to the Merger Agreement; and

2.

Adjournment Proposal: to consider and vote upon a proposal to approve the adjournment of the Special Meeting, if necessary, (a) to solicit additional proxies in the event there are not sufficient votes at the time of the Special Meeting to approve the Share Issuance Proposal, (b) if there are insufficient shares of Waters Common Stock represented (either in person via the Internet or by proxy) to constitute a quorum necessary to conduct business at the Special Meeting or (c) to allow reasonable time for the filing or mailing of any supplemental or amended disclosures that Waters has determined, based on the advice of outside legal counsel, are reasonably likely to be required under applicable law and for such supplemental or amended disclosures to be disseminated and reviewed by Waters shareholders prior to the Special Meeting.

APPROVAL OF THE SHARE ISSUANCE PROPOSAL IS REQUIRED FOR COMPLETION OF THE MERGER.

THE WATERS BOARD HAS UNANIMOULSY APPROVED THE MERGER AGREEMENT, THE MERGER AND THE WATERS SHARE ISSUANCE AND RECOMMENDS THAT WATERS SHAREHOLDERS VOTE “FOR” THE SHARE ISSUANCE PROPOSAL AND “FOR” THE ADJOURNMENT PROPOSAL.

Record Date and Outstanding Shares

The Waters Board has fixed the close of business on December 19, 2025 as the Record Date. Only shareholders of record at the close of business on the Record Date are entitled to receive notice of, and to vote at, the Special Meeting or any adjournment or postponement thereof. Each share of Waters Common Stock entitles the holder to one vote on each of the proposals to be considered at the Special Meeting.

As of the close of business on December 18, 2025, the last practicable date prior to the Record Date, there were approximately 59,547,678 shares of Waters Common Stock outstanding and entitled to vote at the Special Meeting.

For ten days prior to the Special Meeting, a list of the shareholders entitled to vote at the Special Meeting will be available for inspection upon request.

Record holders of Waters Common Stock on the record date may vote their shares of Waters Common Stock in person via the Internet at the Special Meeting or by proxy as described below under “The Special Meeting—Voting by Proxy or while attending the Special Meeting.”

Quorum

To conduct the Special Meeting, the holders of a majority of the outstanding shares of Waters Common Stock entitled to vote at the Special Meeting must be present in person via the Internet or by proxy. This is referred to as a “quorum.” If a Waters shareholder submits a properly executed proxy card or vote via the Internet or by telephone, then such Waters shareholder will be considered present at the Special Meeting for purposes of determining the presence of a quorum. Abstentions and broker non-votes will be counted as present for purposes of determining the presence of a quorum. A broker non-vote occurs when a broker or other nominee who holds shares for another person has not received voting instructions from the beneficial owner of the shares and, under the rules and regulations of the NYSE, does not have discretionary authority to vote on a proposal.

Required Vote

Waters shareholders of record on the Record Date for the Special Meeting may vote “FOR,” “AGAINST” or “ABSTAIN” with respect to each proposal. For the purposes of a Waters shareholder vote, abstentions and broker non-votes will not be treated as votes cast with respect to the Share Issuance Proposal and the Adjournment Proposal and therefore will not have an effect on the determination of whether such proposals have been approved.

Share Issuance Proposal. Where a quorum is present, the affirmative vote of a majority of the votes cast in person via the Internet or by proxy by the shareholders entitled to vote thereon is required to approve the Share Issuance Proposal.

Adjournment Proposal. Where a quorum is present, the affirmative vote of a majority of the votes cast in person via the Internet or by proxy by the shareholders entitled to vote thereon is required to approve the Adjournment Proposal.

The Merger will not occur unless the Share Issuance Proposal is approved. Approval of each proposal is not conditioned on the approval of any other proposal; however, the Share Issuance Proposal will not be implemented if the Merger is not consummated.

Voting by Proxy or while attending the Special Meeting

Giving a proxy means that a Waters shareholder authorizes the persons named in the enclosed proxy card to vote his or her shares at the Special Meeting in the manner such shareholder directs. A Waters shareholder may cause his or her shares to be voted by granting a proxy in advance of the Special Meeting.

Waters shareholders may vote their shares as follows:

1.

Internet—going to the website printed on the enclosed proxy card (proxydocs.com/WAT) and following the instructions outlined on the secured website using certain information provided on the front of the proxy card. If you vote via the Internet, there is no need to mail in your proxy card.

2.

Telephone—calling the toll-free number that is listed on the enclosed proxy card (1-866-307-0858). Please follow the instructions on your proxy card. If you vote using the telephone, there is no need to mail in your proxy card.

3.	Proxy Card—completing, signing, dating and mailing the proxy card and returning it in the postage-paid, self-addressed envelope provided.

Submitting a proxy via the Internet or by telephone provides the same authority to vote shares as if the shareholder had returned his or her proxy card by mail.

Each properly signed proxy card received prior to the Special Meeting and not revoked before exercised at the Special Meeting will be voted at the Special Meeting according to the instructions indicated on the proxy card or, if no instructions are given on a properly signed proxy, the shares represented by such proxy will be voted “FOR” the Share Issuance Proposal and “FOR” the Adjournment Proposal.

Waters requests that Waters shareholders complete, date and sign the accompanying proxy card and return it to Waters in the enclosed postage-paid, self-addressed envelope or submit the proxy by telephone or via the Internet as soon as possible.

Neither the Waters Share Issuance Proposal nor the Waters Meeting Adjournment Proposal is a routine matter. As a result, if a Waters shareholder’s shares are held in “street name” by a broker, bank or other nominee, such shareholder must obtain a voting instruction form from the nominee that holds such shares and follow the voting instructions given by that nominee.

If a Waters shareholder plans to attend the Special Meeting and wishes to vote while attending the Special Meeting, such shareholder will be able to do so. If a Waters shareholder’s shares are held in “street name” (through a bank, broker or other nominee), such shareholder must obtain a legal proxy from the record holder to vote such shares while attending the Special Meeting. Whether or not a Waters shareholder plans to attend the Special Meeting in person, Waters requests that each Waters shareholder complete, sign, date and return the enclosed proxy card in the enclosed postage-paid, self-addressed envelope, or submit a proxy through the Internet or by telephone as described in the instructions accompanying this proxy statement/prospectus as soon as possible. This will not prevent any Waters shareholder from voting while attending the Special Meeting but will assure that such shareholder’s vote is counted if such shareholder is unable to attend the Special Meeting in person.

Revocability of Proxies and Changes to a Waters Shareholder’s Vote

Waters shareholders of record may revoke their proxies and change their votes at any time prior to the time their shares are voted at the Special Meeting. A Waters shareholder can revoke his or her proxy or change his or her vote by:

•

notifying Waters’ Corporate Secretary in writing (at Waters’ address set forth in this proxy statement/prospectus, which must be received prior to the proxy’s exercise of the proxy at the Special Meeting);

•	voting again via the Internet or by telephone (prior to p.m., Eastern Time), since only the latest vote will be counted; or

•	signing and returning, prior to the prior proxy’s exercise at the Special Meeting, another proxy card that is dated after the date of the first proxy card.

Beneficial holders of Waters Common Stock who hold shares in “street name” should contact their broker, bank or other nominee for instructions on how to revoke their proxies. Simply attending the Special Meeting will not revoke a proxy.

Solicitation of Proxies

This proxy statement/prospectus is being furnished in connection with the solicitation of proxies by the Waters Board. All costs of soliciting proxies, including reimbursement of fees of certain brokers, fiduciaries and nominees in obtaining voting instructions from beneficial owners and the preparation, assembly, printing and mailing of this proxy statement/prospectus and any additional materials furnished to Waters shareholders will be borne by Waters.

In addition, Waters has retained Innisfree M&A Incorporated to assist in the solicitation of proxies for a fee of approximately $75,000, plus additional fees to be determined at the conclusion of the solicitation and reimbursement of reasonable expenses. Waters has also agreed to indemnify Innisfree M&A Incorporated for certain liabilities related to its engagement.

Proxies may be solicited by mail, telephone, facsimile and other forms of electronic transmission and may also be solicited by directors, officers and other employees of Waters without additional compensation. Copies of solicitation materials will be furnished to banks, brokerage houses and other agents holding shares in their names that are beneficially owned by others so that they may forward this solicitation materials to these beneficial owners. In addition, if asked, Waters will reimburse these persons for their reasonable expenses in forwarding the solicitation materials to the beneficial owners. Waters has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares they hold of record.

Certain Ownership of Waters Common Stock

As of the close of business on December 18, 2025, the last practicable date prior to the Record Date, Waters’ directors and executive officers beneficially owned approximately 404,563 shares of Waters Common Stock, representing, in the aggregate, less than 1% of the shares of Waters Common Stock outstanding as of such date.

Waters currently expects that each of its directors and executive officers will vote their shares of Waters Common Stock “FOR” the Share Issuance Proposal and “FOR” the Adjournment Proposal, although none of them have entered into an agreement requiring them to do so.

Other Matters

As of the date of this proxy statement/prospectus, the Waters Board is not aware of any other matters that will be presented for consideration at the Special Meeting other than as described in this proxy statement/prospectus.

This proxy statement/prospectus and the proxy card are first being sent to Waters shareholders on or about     , 2025.

The matters to be considered at the Special Meeting are of great importance to Waters shareholders. Accordingly, Waters shareholders are urged to read and carefully consider the information presented in this proxy statement/prospectus and the attachments hereto, and to complete, date, sign and promptly return the enclosed proxy card in the enclosed postage-paid, self-addressed envelope, or vote via the Internet or by telephone, following the instructions on the enclosed proxy card.

THE TRANSACTIONS

Overview

On July 14, 2025, Waters and BD announced a plan to combine the BDS Business with Waters. In order to effect the Separation, the Distribution and the Merger, Waters, BD, SpinCo and Merger Sub entered into a number of agreements, including the Merger Agreement and the Separation Agreement. These agreements, which are described in greater detail in this proxy statement/prospectus, provide for (1) the separation of the BDS Business from BD’s other businesses and the subsequent transfer of the BDS Business into SpinCo and its subsidiaries, (2) a cash distribution to BD up to $4.0 billion, subject to certain adjustments (the SpinCo Cash Distribution), (3) the delivery to BD shareholders of all of the issued and outstanding shares of SpinCo Common Stock held by BD by way of a pro rata distribution, and (4) the merger of SpinCo with Merger Sub, with SpinCo continuing as the surviving corporation of the Merger and becoming a wholly owned subsidiary of Waters.

Transaction Sequence

Below is a step-by-step list illustrating the material events relating to the Separation, Distribution and the Merger:

Step 1: Separation

Prior to the Distribution and the Merger, BD will transfer (or cause to be transferred) and SpinCo will accept and assume (or cause to be accepted and assumed) all of the right, title and interest to and under certain assets and liabilities relating to the BDS Business.

Step 2: Incurrence of the SpinCo Financing and/or the Permanent SpinCo Financing

Prior to the Distribution and the Merger, SpinCo expects to incur indebtedness under the SpinCo Financing and/or the Permanent SpinCo Financing in an aggregate principal amount of up to $4.0 billion. The aggregate proceeds of the SpinCo Financing and/or the Permanent SpinCo Financing, as applicable, will be used by SpinCo to make the SpinCo Cash Distribution, subject to certain adjustments set forth in the Merger Agreement, and to pay fees and expenses related to the Transactions. In addition, following the Merger, any proceeds of the SpinCo Financing and/or the Permanent SpinCo Financing, if applicable, in excess of the foregoing may be used to pay all or any portion of the Waters Special Dividend.

The material terms of the SpinCo Financing are described in more detail under “The Transaction Agreements—Debt Financing.” Following the Merger, Waters and certain of its subsidiaries are expected to guarantee all indebtedness incurred by SpinCo in connection with the payment of the SpinCo Cash Distribution.

Step 3: Incurrence of Waters Bridge Facility and/or the Permanent Waters Financing

In connection with the Closing, Waters may incur new indebtedness under the Waters Bridge Facility and/or the Permanent Waters Financing in an aggregate principal amount of up to $1.8 billion. The aggregate proceeds of the Waters Bridge Facility and/or the Permanent Waters Financing may be used by Waters to (i) pay the Waters Special Dividend, if necessary, and (ii) pay fees and expenses in connection with the Transactions.

The material terms of the Waters Bridge Facility are described in more detail under “The Transaction Agreements—Debt Financing.”

Step 4: SpinCo Cash Distribution

Pursuant to the Separation, SpinCo will make a cash distribution to BD equal to $4.0 billion, subject to adjustment. See the section entitled “The Transaction Agreements—The Separation Agreement—Post-Closing Adjustments” for further description of adjustments to the SpinCo Cash Distribution.

Step 5: Distribution

Following the SpinCo Cash Distribution, BD will distribute to its shareholders all of the issued and outstanding shares of SpinCo Common Stock held by BD by way of a pro rata distribution and for no consideration.

Step 6: Merger

Following the Distribution, Merger Sub will be merged with and into SpinCo, with SpinCo as the surviving entity and all SpinCo Common Stock will be converted into the right to receive shares of Waters Common Stock, as calculated and subject to adjustment as set forth in the Merger Agreement. When the Merger is completed, SpinCo will become a wholly owned subsidiary of Waters.

Each share of SpinCo Common Stock issued and outstanding as of immediately prior to the Effective Time (other than (A) shares held by SpinCo as treasury stock or by Waters or Merger Sub, in each case, as of immediately prior to the Merger that are automatically canceled and (B) any shares of Hook Stock) will be automatically converted into the right to receive a number of shares of Waters Common Stock equal to the Exchange Ratio, which is subject to (i) required adjustments from stock splits, recapitalizations or similar equity transactions in Waters Common Stock and, (ii) if applicable, required adjustments to the Exchange Ratio to satisfy the Threshold Percentage as described below, with cash paid in lieu of fractional shares of Waters Common Stock in accordance with the Merger Agreement. Prior to the adjustment described below, the Exchange Ratio is designed to result in the issued and outstanding shares of Waters Common Stock on a fully diluted basis, immediately following the Merger, being owned approximately 39.2% by the former holders of SpinCo Common Stock (in their capacity as such) and approximately 60.8% by the Waters shareholders immediately prior to the Merger (in their capacity as such).

However, in order to preserve the tax-free nature of the Distribution for U.S. federal income tax purposes, the Merger Agreement generally provides that the Exchange Ratio will be adjusted and increased if necessary to ensure that, immediately following the Closing, former holders of SpinCo Common Stock (including the Overlap Shareholders) own, for U.S. federal income tax purposes, at least the Threshold Percentage of the outstanding shares of Waters Common Stock.

If the Exchange Ratio would result in the percentage of issued and outstanding shares of Waters Common Stock to be received in the Merger by former holders of SpinCo Common Stock (other than Overlap Shareholders), together with the share ownership percentage represented by the aggregate Overlap Shares for all Overlap Shareholders, being less than the Threshold Percentage of all shares of Waters Common Stock outstanding immediately following the consummation of the Merger, then the Exchange Ratio will be increased to result in the percentage of shares of Waters Common Stock to be received by the former holders of SpinCo Common Stock (including the Overlap Shareholders) being equal to the Threshold Percentage.

Set forth below are diagrams that graphically illustrate, in simplified form, the existing corporate structure of the parties to the Transactions, the corporate structure of the parties immediately following the Separation and the Distribution, but before the Merger, and the final corporate structure immediately following the consummation of the Merger.

Existing Structure:

Structure Following the Separation and the Distribution, but before the Merger

Structure Following the Merger:

The Separation and the Distribution

Prior to the Distribution and the Merger, certain subsidiaries of BD will undergo an internal restructuring to separate and consolidate the BDS Business under SpinCo pursuant to the Separation Agreement. In the Separation, BD will transfer (or cause to be transferred) and SpinCo will accept and assume (or cause to be accepted and assumed) all of the right, title and interest to and under certain assets and liabilities relating to the BDS Business. Following the Separation, BD will distribute to its shareholders all of the SpinCo Common Stock held by BD by way of a pro rata distribution for no consideration.

The Merger

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time, Merger Sub will be merged with and into SpinCo. By virtue of the Merger, at the Effective Time, the separate existence of Merger Sub will cease and SpinCo will continue as the surviving corporation in the Merger and as a wholly owned subsidiary of Waters, and will succeed to and assume all the property, rights, privileges, powers and be subject to all of the restrictions, debt and duties of Merger Sub in accordance with the DGCL.

The certificate of incorporation and bylaws of SpinCo in effect immediately prior to the Merger will, following the Merger, continue as the certificate of incorporation and bylaws of SpinCo.

Calculation and Adjustments to the Exchange Ratio; Amount of Waters Special Dividend

Overview

The Merger Agreement provides that following the completion of the Distribution, Merger Sub will merge with and into SpinCo with each share of SpinCo Common Stock converted into the right to receive a number of shares of newly issued Waters Common Stock equal to the Exchange Ratio. Pursuant to the Merger Agreement, the Exchange Ratio is designed to result in Waters issuing in the Merger shares that represent 39.2% of the issued and outstanding shares of Waters Common Stock on a fully diluted basis immediately following the Merger. As described below and more fully set out in the Merger Agreement, under certain circumstances, the Exchange Ratio will be adjusted to the extent necessary to ensure that, immediately following the Closing, former holders of SpinCo Common Stock (including the Overlap Shareholders) own, for U.S. federal income tax purposes, at least the Threshold Percentage of the outstanding shares of Waters Common Stock. If the Exchange Ratio is increased, then (i) Waters would pay a cash dividend to Waters shareholders who held shares of Waters Common Stock as of the Waters Special Dividend record date, which record date will be a date prior to the date of the Merger, and (ii) the SpinCo Cash Distribution may be decreased. While the Waters Special Dividend will be paid only to shareholders of record of Waters Common Stock as of the Waters Special Dividend record date, which will be a date before the Merger, Waters expects the payment date for any Waters Special Dividend would be following the Closing. The Waters Special Dividend and any decrease in the SpinCo Cash Distribution are designed to preserve the nominal economic allocation between the holders of SpinCo Common Stock (in their capacity as such) and Waters shareholders (in their capacity as such) that would have resulted from the Exchange Ratio if it were not adjusted.

As described in more detail under “U.S. Federal Income Tax Consequences of the Distribution and the Merger” the Distribution would not be treated as a tax-free distribution to BD for U.S. federal income tax purposes if, among other reasons, the Merger results in one or more persons acquiring a 50% or greater interest (by vote or value) in SpinCo Common Stock. However, for purposes of such a determination, if a holder of SpinCo Common Stock is also a shareholder of Waters immediately prior to the Merger (an Overlap Shareholder), the IRS Ruling, if received, is expected to confirm that the net increase in the Overlap Shareholder’s ownership of SpinCo as a result of the Merger and by virtue of being a shareholder of Waters is offset by its net decrease in such ownership percentage by reason of being a holder of SpinCo Common Stock immediately prior to the Merger. If the IRS Ruling is not received, BD and Waters will not be able to make the assumptions about beneficial ownership needed to treat specified investors as Overlap Shareholders (or to determine the amount of overlapping shareholdings).

Accordingly, the determination as to whether the percentage of Waters Common Stock to be received in the Merger by holders of SpinCo Common Stock with respect to Qualified SpinCo Common Stock (other than the Overlap Shareholders), together with the share ownership percentage represented by the aggregate Overlap Shares for all Overlap Shareholders (if any), meets the Threshold Percentage will be made jointly by Waters and BD acting reasonably and in good faith and in consultation with their respective outside legal counsel and tax advisors. In furtherance thereof, (A) prior to the Closing, Waters and BD will promptly notify the other upon it becoming aware of any action or occurrence that would reasonably be expected to result in the need for an adjustment to the Exchange Ratio, (B) no later than 10 business days prior to the expected Closing, and on each business day following the tenth business day prior to the expected Closing, Waters and BD will provide the other with any information that is reasonably necessary or reasonably requested by the other with respect to the calculation of the Overlap Shares, the Applicable Percentage, the Exchange Ratio, the Aggregate Adjustment Amount and the Excess Adjustment Amount (if any) as of such date and will provide one another with such information as of the Determination Time as promptly as reasonable practicable and (C) promptly thereafter, if such party determines, acting reasonably and in good faith and in consultation with the other party and its outside legal counsel and tax advisors, that the Threshold Percentage is not met, such party will notify the other party thereof (together with its calculation of the Applicable Percentage and proposed Exchange Ratio Increase Amount, Aggregate Adjustment Amount and Excess Adjustment Amount (if any), including reasonable supporting detail for any such calculations). BD and Waters will consider and discuss in good faith any comments to the Exchange Ratio Increase Amount, the Aggregate Adjustment Amount or the Excess Adjustment Amount (if any) proposed by the other party and seek to determine the final amounts thereof as promptly as practicable following the Determination Time.

Determination of the extent of the Overlap Shareholders generally relies on public information, including filings with the SEC, and such information as of the Closing Date may not be available at the time of Closing. The IRS Ruling Request is a formal request for a ruling from the IRS on the substantive and procedural criteria that may be used by Waters and BD in determining the extent of the Overlap Shareholders.

The need and the extent of any adjustment to the Exchange Ratio is dependent on a number of factors, many of which will not be known until shortly prior to the Closing. Among other factors, the extent of the adjustment, if any, depends on:

•	which shareholders may be counted as Overlap Shareholders for purposes of Section 355(e) of the Code (such shareholders, the “Qualifying Overlap Shareholders”);

•	based on the rulings received in the IRS Ruling, whether certain shareholders meet the criteria outlined in the IRS Ruling to qualify as Qualifying Overlap Shareholders;

•

based on the rulings received in the IRS Ruling and the determinations made by Waters and BD at or shortly prior to the Closing, the number of Overlap Shares owned by Qualifying Overlap Shareholders; and

•	based on the rulings received in the IRS Ruling, the sources specified as permitted sources of publicly available information to establish stock ownership of Overlap Shareholders.

Trading Markets

Waters Common Stock

Following the Merger, shares of Waters Common Stock will continue to be traded publicly on the NYSE.

BD Common Stock

Following the Merger, BD shareholders will continue to hold their shares of BD Common Stock, subject to the same rights as prior to the Separation, the Distribution and the Merger, except that their shares of BD Common

Stock will represent an interest in BD that no longer includes the BDS Business. Shares of BD Common Stock will continue to be traded publicly on the NYSE. BD shareholders, to the extent they were holders of record on the record date for the Distribution, will also hold shares of Waters Common Stock immediately after the Closing.

SpinCo Common Stock

There currently is no trading market for shares of SpinCo Common Stock. After the Merger, all outstanding shares of SpinCo Common Stock will automatically be canceled and cease to exist at the Effective Time and upon their conversion into shares of Waters Common Stock.

Background of the Merger

As part of the ongoing review of Waters’ business, the Waters Board and Waters’ senior management (composed of Dr. Udit Batra, Waters’ Chief Executive Officer, Ms. Keeley Aleman, Senior Vice President, General Counsel and Secretary of the Company, Mr. Amol Chaubal, Senior Vice President and Chief Financial Officer and Mr. Daniel Rush, Senior Vice President of Strategy and Transformation, collectively, the “Waters Senior Management Team”) regularly assess Waters’ historical performance, future growth prospects and overall strategic objectives. In doing so, they consider a variety of potential financial and strategic opportunities to enhance business performance, long-term growth and shareholder value. These reviews have included consideration, from time to time, of Waters’ standalone growth potential, as well as various potential strategic alternatives and opportunities for inorganic growth, including partnerships, investments, acquisitions, business combinations, divestments and other strategic transactions and opportunities (including both small and large-scale transactions). Such review has also involved an ongoing analysis of Waters’ business segments and the potential expansion of such business segments or potential expansion into new business segments.

Members of BD’s management team and the BD Board regularly review and assess the performance, operations and financial condition of its businesses, and industry and regulatory developments in the context of their long-term strategic goals and plans. These reviews have included consideration, from time to time, of potential strategic opportunities to enhance shareholder value, including acquisitions, divestitures, and other strategic transactions in light of their strategic objectives and returns to shareholders.

Beginning in early 2024, BD (with, at times, the assistance of outside advisors), undertook a comprehensive business portfolio evaluation. As part of that evaluation, BD determined that the separation of the BDS Business from the rest of BD would enhance strategic focus and growth-oriented investments and capital allocation for both BD and the BDS Business and would enhance value creation for shareholders. BD believed the separation would create a new BD that is recognized as a focused, innovative and growth-oriented medical technology leader with four attractive segments aligned to both essential needs and higher-growth trends in health care, and the BDS Business that is expected to become a differentiated leader in Life Sciences Tools and Diagnostics.

On January 27, 2025, the BD Board held a board meeting in which it discussed potential scenarios for value creation with respect to the BDS Business. Members of the BD management team (including Mr. Thomas Polen, chairman, chief executive officer and president of BD; Mr. Christopher DelOrefice, BD’s then-Chief Financial Officer; and Mr. Vishy Kanda, Executive Vice President and Chief Strategy Officer) and representatives of Citigroup Global Markets Inc. (“Citi”) and Evercore Group L.L.C. (“Evercore”), BD’s financial advisors, and representatives of Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), BD’s external legal counsel, were also present. At the conclusion of the meeting, the BD Board authorized BD management to pursue a plan to separate the BDS Business from the rest of BD and to publicly disclose such plan. Each of Citi and Evercore assisted BD in performing financial advisory and investment banking services (including advice on the transaction structure, advice on negotiation strategy, performance of financial analyses, advice on financial terms of the Merger Agreement and assistance with other financial matters).

On February 5, 2025, BD publicly announced that it would pursue a plan to separate the BDS Business from the rest of BD. BD noted in the announcement that it was committed to exploring all opportunities to execute the separation in a manner that maximizes shareholder value, including possible options such as a Reverse Morris Trust (“RMT”), sale, spin-off or other transaction. See the section entitled “Risk Factors—Risks Related to the Transactions” for a summary of the risks associated with the Transactions, including the structure of the Transactions as an RMT. BD also noted that it expected to announce more specific details on the separation plan by the end of its fiscal year 2025, with a target to complete the separation in its fiscal year 2026.

On February 5 and 6, 2025, the Waters Board held regularly scheduled in-person meetings. The Waters Senior Management Team, as well as Waters employees involved in the evaluation of the potential transaction with the BDS Business, were also present at the meetings and presented on, among other topics, capital allocation options with respect to Waters’ free cash flow, including (among others) share buybacks and potential M&A opportunities. During those meetings, members of Waters’ Senior Management Team reviewed with the Waters Board several potential M&A opportunities (including three potential strategic all-cash targets under active consideration) based on strategic fit, value creation opportunities and actionability. Dr. Batra also updated the Waters Board regarding BD’s recent announcement to separate the BDS Business from the rest of BD, possibly structured as a tax-efficient RMT transaction. The Waters Senior Management Team discussed with the Waters Board conducting preliminary “outside-in” due diligence and the opportunity to obtain information from BD with respect to the BDS Business in order to explore the potential strategic fit between the two businesses. The Waters Board was supportive of pursuing these avenues to make a preliminary determination of whether Waters should dedicate the time and resources required in connection with a further exploration of a potential business combination involving the two businesses. The Waters Board then instructed the Waters Senior Management Team to engage and work with financial and legal advisors, as well as consultants to conduct “outside-in” due diligence and to present their assessment of potential strategic targets to the Waters Audit and Finance Committee (the “Waters A&F Committee”).

Following BD’s public announcement that it intended to separate the BDS Business from the rest of BD, representatives of Citi and Evercore reached out to various parties, including Waters, to determine their interest in a potential acquisition of the BDS Business. As part of that outreach, representatives of Citi and Evercore indicated that BD would be conducting a process pursuant to which it would invite parties to submit first round bids by the end of April 2025, and that it would be providing a process letter to interested parties at a later date.

Thereafter, throughout February 2025, Dr. Batra was approached by various financial advisors to informally discuss an engagement in connection with Waters’ consideration of a potential business combination involving the BDS Business.

On February 11, 2025, Waters engaged Boston Consulting Group (“BCG”) with respect to evaluating a potential business combination involving the BDS Business. Throughout February 2025 and March 2025, BCG conducted “outside-in” due diligence of the BDS Business’s business platforms, including flow cytometry, microbiology and molecular diagnostics and reported on (amongst other things) value creation opportunities, including potential revenue and cost synergies. Over the course of the pre-signing period, representatives of BCG discussed with the Waters Board the growth outlook of, and potential synergies with, the BDS Business.

On February 14, 2025, Dr. Batra met with representatives of Barclays to discuss the possible engagement of Barclays as Waters’ financial advisor for the potential transaction. Following discussions with the various potential financial advisors, the Waters Senior Management Team selected Barclays to assist with evaluating the potential business combination involving the BDS Business given, among other factors, Barclays’ reputation and its experience and familiarity with Waters’ business, including assessment of strategic alternatives such as mid-sized and small M&A transactions, and its knowledge of the industries in which Waters and the BDS Business operate. Subsequently, on February 18, 2025, Barclays confirmed to Dr. Batra by email that Barclays had no material conflicts that would affect the ability of Barclays to serve as financial advisor to Waters and was available to advise Waters with respect to the potential transaction. Barclays assisted Waters in performing financial advisory and investment banking services (including advice on the transaction structure, advice on negotiation strategy, performance of financial analyses, advice on financial terms of the Merger Agreement and assistance with other financial matters at the direction of the Waters’ Senior Management Team).

On February 19, 2025, the Waters Senior Management Team, as well as Waters employees involved in the evaluation of the potential transaction with the BDS Business, met virtually with representatives of Barclays and Kirkland, Waters’ external legal counsel, to discuss Waters’ interest in evaluating a potential business combination with the BDS Business, during which the Waters Senior Management Team directed representatives of Barclays to reach out to BD and its financial advisors to convey Waters’ interest in a potential business combination.

Thereafter, with the permission of the Waters Senior Management Team, on February 19 and 20, 2025, representatives of Barclays communicated Waters’ interest in evaluating a potential business combination involving the BDS Business to representatives of Citi and Evercore, and discussed potential next steps. Pursuant to these discussions, Waters was invited to submit a preliminary non-binding proposal by the week of March 3, 2025, and BD’s financial advisors communicated to Waters that subsequent to any such proposal, BD would assess whether to give Waters access to confidential information and a meeting with the management of the BDS Business.

In early February 2025, Mr. Polen called Dr. Batra to discuss the transaction process, including the anticipated diligence process and timeline for submitting a bid.

On February 22, 2025, Dr. Batra sent an email update to the Waters Board with respect to one strategic target under consideration by Waters, and noted that the Waters Senior Management Team did not intend to pursue an acquisition of such target given execution risk involved in such transaction. Dr. Batra also included an update on BD’s sale process with respect to the BDS Business, including the timing for potentially submitting a preliminary non-binding indication of interest in order to gain access to confidential information regarding the BDS Business. Dr. Batra noted that, at this stage, any indication of interest would not include a proposal with respect to the valuation of the BDS Business.

On February 28, 2025, the Waters A&F Committee held a virtual meeting to discuss four active potential strategic opportunities. The Waters Senior Management Team, as well as representatives of Barclays and Kirkland, were also present at the meeting. The Waters Senior Management Team reviewed with the Waters A&F Committee potential acquisition and business combination opportunities of varying sizes, including the BDS Business, one larger transaction target and three smaller transaction targets, including with respect to strategic fit, value creation opportunities, financial attractiveness and achievability of a potential transaction. During the meeting, representatives of Barclays presented to Waters an overview of the BDS Business’s operations, as well as the potential strategic rationale of a combination and potential revenue and cost synergy opportunities.

Representatives of Barclays and Kirkland then discussed the mechanics and various considerations associated with the RMT transaction structure. In particular, representatives of Barclays noted that this structure would allow Waters to make a significant acquisition using stock consideration (vs. cash consideration), and provide additional scale and opportunity to realize synergies and discussed analyses done to date with respect to the RMT structure and shareholder overlap analysis. Representatives of Barclays also explained BD’s transaction process, including the requirement for interested parties to submit a preliminary non-binding indication of interest by the week of March 3, 2025, in order to move into a due diligence process with access to non-public information and BD’s management team, with submission of first round bids targeted in late April 2025, and announcement of a transaction in the summer of 2025. The members of the Waters A&F Committee then determined to recommend to the Waters Board that Waters submit a preliminary non-binding indication of interest to BD with respect to a potential business combination involving the BDS Business in order to obtain additional information to further evaluate the potential transaction. This non-binding indication of interest would not include a valuation of the BDS Business.

On March 3, 2025, Dr. Batra sent an email to the Waters Board to provide an update on recent discussions with the Waters A&F Committee regarding Waters’ evaluation of the potential transaction. The email noted the Waters A&F Committee’s recommendation that Waters submit a preliminary non-binding indication of interest, and included a draft of a non-binding indication of interest, which did not contain any valuation proposal, but expressed Waters’ interest in a potential transaction with the BDS Business, subject to customary financial and legal diligence. Following review, the Waters Board authorized the submission of the preliminary non-binding indication of interest, in the form reviewed by the Waters Board.

On March 5, 2025, Waters submitted a preliminary non-binding indication of interest (the “March 2025 Proposal”) to BD, which contemplated a tax-efficient RMT transaction and providing cash proceeds to BD in an amount that would be sufficient to maintain, and potentially reduce, BD’s net leverage level after giving effect to the transaction. The March 2025 Proposal indicated that, while sizing of synergies remained subject to due diligence, Waters anticipated strong revenue and cost synergy opportunities from a potential combination, including in areas such as cross-selling Waters products upstream into research markets, promoting LC-MS in clinical diagnostics and optimizing logistics, procurement and related costs. The March 2025 Proposal included a request that the parties enter into a confidentiality agreement in order to exchange information regarding potential synergies and engage in customary due diligence. The March 2025 Proposal did not include any proposal with respect to the valuation of the BDS Business or the pro forma ownership split of the combined company. The parties both believed that a tax-efficient RMT transaction was the appropriate transaction structure for a transaction between Waters and the BDS Business, and no other transaction structures were contemplated between the parties.

On March 6, 2025, representatives of Barclays held a telephonic meeting with representatives of Citi and Evercore to review the March 2025 Proposal, during which representatives of Citi and Evercore asked whether Waters had views with respect to the valuation of the BDS Business. Representatives of Barclays reaffirmed that Waters would not be in a position to submit a proposal with respect to valuation until it received access to confidential information and completed further due diligence.

On March 7, 2025, Mr. Polen called Dr. Batra to discuss the March 2025 Proposal and informed Dr. Batra that Waters would advance in the auction process for the BDS Business and that, subject to the execution of a mutual confidentiality agreement, Waters would be invited to participate in financial due diligence meetings with BD’s management team in mid-March.

On March 10, 2025, BD delivered to Waters a draft mutual confidentiality agreement. Following negotiations, Waters and BD executed the confidentiality agreement on March 14, 2025.

BD also entered into numerous other confidentiality agreements with parties interested in participating in the auction process to acquire the BDS Business.

On March 13, 2025, representatives of Citi held a telephonic meeting with representatives of Barclays to discuss potential timing and process for next steps, including the upcoming financial due diligence meetings and synergies workshops between Waters and BD, timing for the provision of due diligence materials including a confidential information memorandum, and conveyed that revised proposals would be due around late April 2025.

On March 19, 2025, the Waters Senior Management Team (other than Ms. Aleman), as well as Waters employees involved in the evaluation of the potential transaction with the BDS Business, and representatives of BD (including Mr. Steve Conly, the President of BD Biosciences; Mr. Nikos Pavlidis, the President of Diagnostic Solutions; and Mr. Kanda, as well as members of BD’s corporate development team) held a virtual meeting at which the BD representatives provided an overview of the BDS Business and its core markets, innovation and key growth drivers. The Waters Senior Management Team then presented an overview of the Waters business and its product portfolio, platform capabilities and growth outlook.

On March 26, 2025, BD granted Waters and its advisors access to BD’s virtual data room, and shared the confidential information memorandum and other due diligence materials.

On March 27, 2025, BD delivered to Waters, and the Waters Senior Management Team reviewed with representatives of Barclays, certain unaudited prospective financial information regarding the BDS Business, as discussed under “Certain Financial Forecasts—BD Management SpinCo Financial Projections.”

On March 30, 2025, Dr. Batra sent an email to the Waters Board to provide an update on the potential business combination involving the BDS Business. In the email, Dr. Batra updated the Waters Board on the preliminary due diligence conducted to date, consisting of market-level due diligence and engagement with consultants, including with respect to diagnostics and flow cytometry. Dr. Batra also provided an update on several features of the BDS Business that warranted continued exploration, such as cross-selling opportunities from an expanded customer base and service capabilities, the significant product pipeline across the flow cytometry, microbiology and molecular diagnostics business platforms, the high recurring revenue base, and predictable sales cycles resulting from instrument replacement cycles, as well as potentially meaningful cost synergies.

On April 1, 2025, Dr. Batra had an in-person dinner meeting with Mr. Polen to further discuss the potential business combination between Waters and the BDS Business and Waters’ vision for the combined company. Dr. Batra and Mr. Polen discussed the cultural and strategic fit of both companies and the strategic rationale of the potential combination.

On April 1, 2025, the Financial Times released a news article indicating that BD was initiating discussions with various interested parties, including Waters, with respect to a potential business combination involving the BDS Business.

On April 10, 2025, the Waters Senior Management Team (other than Ms. Aleman), other Waters employees involved in the evaluation of the potential transaction with the BDS Business and representatives of BD (including Mr. Polen; Mr. DelOrefice; Mr. Conly; Mr. Pavlidis; Mr. Vitor Roque, BD’s then-senior vice president of finance, business units and corporate financial planning and analysis; Mr. Kanda; and members of BD’s corporate development team) held an in-person meeting to discuss the BDS Business. During that meeting, representatives of Waters and BD discussed the strategic rationale for a potential business combination and value creation opportunities, including potential sources of cost and revenue synergies. In particular, representatives of Waters and BD reviewed the BDS Business’s growth drivers, revenue projections, operational risks and industry headwinds, customer base, product pipeline, research and development initiatives and cost structure. Representatives of Waters did not make any proposal with respect to a business combination between Waters and the BDS Business at this meeting.

On April 12, 2025, at the direction of BD, Citi and Evercore delivered process letters to various potential counterparties, including Waters, that had expressed interest regarding a transaction involving the BDS Business and had executed a confidentiality agreement. The process letter outlined the timing and procedures for submitting a non-binding proposal regarding the BDS Business (and/or its component business units), requesting that parties submit such proposal by no later than May 6, 2025.

On April 14, 2025, the Waters Senior Management Team, Waters employees involved in the evaluation of the potential transaction with the BDS Business, representatives of BD (including Mr. Roque and other members of BD’s finance team) and representatives of PricewaterhouseCoopers LLP, in PricewaterhouseCoopers LLP’s capacity as a consultant to BD, held a virtual session to discuss certain due diligence matters, including financial information furnished in the confidential information memorandum and other supplemental financial information, regarding the BDS Business.

On April 15, 2025, the Waters A&F Committee held a virtual meeting to discuss the various strategic acquisitions under active consideration by Waters, including several potential M&A opportunities (including five smaller potential targets under active consideration). The Waters Senior Management Team, as well as representatives of Barclays and Kirkland, were also present at the meeting. The Waters Senior Management Team and the Waters A&F Committee discussed, among other things, the monitoring of other large-scale transactions, but focused on the BDS Business. The Waters A&F Committee and the Waters Senior Management Team discussed the initial assessment of the strategic rationale of a potential combination involving the BDS Business, a preliminary synergy estimate, and expectations around process and timing. The Waters Senior Management Team then presented an overview of BDS Business’s revenue profile, addressable market and portfolio, and the strategic merits of a potential business combination. In particular, the Waters A&F Committee discussed the attractive customer segments of the BDS Business, its strength in flow cytometry, microbiology and molecular diagnostics through its differentiated and innovative products, its recurring revenues and Adjusted EBITDA margins, complementary repeatable business model, potential to accelerate Waters’ high growth adjacencies (including clinical diagnostics, bio-separations and bioanalytical characterizations), and the significantly expanded total addressable market of a combined company of $30 to $35 billion. The Waters A&F Committee also discussed with the Waters Senior Management Team several areas of significant value creation potential, including (among others) cross-selling opportunities, acceleration of Waters’ product roadmaps in bio-separations and liquid chromatography-mass spectrometry in clinical diagnostics adjacencies. Representatives of Barclays presented on the RMT structure and preliminary valuation analysis, and discussed the anticipated competitive dynamics of BD’s sale process. The Waters Senior Management Team then reviewed with the Waters A&F Committee the unaudited prospective financial information regarding the BDS Business delivered by BD Management on March 27, 2025, as discussed under “Certain Financial Forecasts – BD Management SpinCo Financial Projections,” including BD’s growth projections for the BDS Business as compared to Waters’ standalone growth projections for the BDS Business, certain elements of underperformance of the BDS Business relative to its key competitors, and the potential to apply Waters’ transformation drivers to the BDS Business to potentially unlock additional value.

Thereafter, the Waters A&F Committee discussed various potential pro forma ownership splits of the combined company based on a range of sizes of a potential cash dividend payable to BD. Representatives of Barclays also discussed with the Waters A&F Committee the applicable requirements for an RMT transaction to be afforded generally tax-free treatment, including that shareholders of BD would need to own a majority of the outstanding common stock of Waters following the merger, and the potential ability to count the overlapping shareholders of Waters and BD (i.e., those shareholders owning shares in both companies) for purposes of satisfying that majority ownership requirement. Representatives of Barclays explained that there was a meaningful level of shareholder overlap between Waters and BD, and reviewed with the Waters A&F Committee various scenarios related to potential shareholder overlap that could be used to meet the majority ownership requirement. The Waters A&F Committee also discussed the potential adjustment mechanism to be used if the amount of shareholding overlap decreased between signing and closing and the expectation that, in light of the meaningful shareholder overlap, such mechanism would likely not be triggered.

On April 17, 2025, the Waters Science and Technology Committee (the “Waters S&T Committee”) held a virtual meeting to discuss various strategic acquisitions under active consideration by Waters, including the potential business combination between Waters and the BDS Business. The Waters Senior Management Team, as well as other Waters employees involved in the evaluation of the potential transaction with the BDS Business, were also present at the meeting, during which they provided a general update on the status of discussions with BD, presented on the technologies, capabilities and other assets comprising the BDS Business and their strategic fit with Waters, and discussed their preliminary views of the cost and revenue synergies that could potentially be achieved in a business combination.

On April 25, 2025, the Waters Senior Management Team, other Waters employees involved in the evaluation of the potential transaction with the BDS Business, representatives of BD (including Mr. Roque, Mr. Kanda, Mr. Conly, Mr. Pavlidis and members of BD’s corporate development team) and representatives of PricewaterhouseCoopers LLP, in PricewaterhouseCoopers LLP’s capacity as a consultant to BD, held a synergy workshop to discuss potential areas for cost and revenue synergies, and various potential value creation opportunities that a business combination could provide. The Waters Senior Management Team and the BD representatives then reached alignment on a set of potential cost and revenue synergies that warranted continued exploration, including in the areas of MALDI-TOF mass spectrometry (a soft-ionization mass spectrometry method (matrix-assisted laser desorption/ionization, time-of-flight) commonly used to rapidly determine the species (and sometimes strain) of a microorganism using biochemical, spectrometric, or molecular methods (“microbial identification”) and for biomolecule analysis) and sterility testing.

On April 29, 2025, the BD Board held a board meeting. Members of BD’s management team (including Mr. Polen, Mr. DelOrefice and Mr. Kanda) and representatives of Citi, Evercore and Wachtell Lipton were also in attendance. At the meeting, the BD Board received an update on the auction process to date, including that counterparties were asked to submit a bid for the BDS Business or its component parts by May 6, 2025. The BD Board also received an update regarding recent equity market developments and trading in the equity of the peer group of the BDS Business and potential RMT partners in light of earnings season and other developments, including tariffs. Citi also provided an update on the status of discussions with parties that had received a process letter. Wachtell Lipton provided a preliminary analysis of the regulatory process that could be involved for transactions with different counterparties. The BD Board discussed the ability of different parties to successfully acquire and operate the BDS Business or its component parts.

On April 30, 2025, the Waters A&F Committee held a virtual meeting to continue discussing the potential business combination between Waters and the BDS Business. The Waters Senior Management Team, as well as representatives of Barclays and Kirkland, were also present at the meeting. The Waters Senior Management Team provided an update on the status of their discussions with BD, a summary of their due diligence findings to date, and the potential $410 million of pre-tax synergies that could be achieved in such transaction based on, among other things, actionable opportunities in commercial excellence (digital penetration, service attachment, installed-base upgrades), optimizations across manufacturing and supply chain and cross-selling in pharma clinical labs. The Waters A&F Committee discussed the strategic rationale of the potential business combination, including with respect to the product portfolio, geographic footprint, financial profile and addressable market. The Waters A&F Committee also discussed the complementary nature of Waters’ product roadmaps in bio-separations and liquid chromatography-mass spectrometry in clinical diagnostics adjacencies, as well as potential cost-savings that could be achieved by reducing the manufacturing footprint of the combined company and the opportunity to drive further value through service, sales and marketing optimization. Representatives of Barclays then reviewed various preliminary valuation analyses of the BDS Business (including a discounted cash flow analysis, precedent transactions analysis, trading comparables analysis and sum-of-the-parts analysis) and various preliminary pro forma valuation analyses for the potential combined company based on the unaudited prospective financial information regarding the BDS Business delivered by BD Management on March 27, 2025 as discussed under “Certain Financial Forecasts—BD Management SpinCo Financial Projections.”

At the meeting, representatives of Barclays then discussed with the Waters A&F Committee various financial and tactical considerations for the potential transaction. The Waters A&F Committee discussed the proposed legal and financial terms that could be included in the proposal to be delivered by May 6, 2025, including potential valuations for the BDS Business, and a proposed pro forma ownership split of the combined company of approximately 60% to 40%, respectively, between Waters shareholders and BD shareholders. The Waters A&F Committee assessed equity valuations of the BDS Business of approximately $16.0 billion to $18.9 billion based on outside-in valuation analyses of the BDS Business, including a discounted cash flow analysis, precedent transactions analysis, trading comparables analysis and sum-of-the-parts analysis and assessed pro forma ownership splits ranging from approximately 50%/50% to approximately 65%/35% (between Waters and BD shareholders), depending on the size of the cash dividend to BD (ranging from $0 to $7 billion) and the relative valuations of Waters and the BDS Business based on an equity valuation of Waters of approximately $20.1 billion based on Waters’ expected EBITDA multiple for fiscal year 2025. In particular, the Waters A&F Committee discussed a potential $4.0 billion cash dividend payable by SpinCo to BD, which would be funded by indebtedness incurred by SpinCo, and the determination that the pro forma leverage of the combined company (including such indebtedness) would allow the combined company to maintain an inaugural investment grade credit rating. In determining the appropriate ownership split and size of the cash dividend, the Waters A&F Committee considered the relative standalone equity values of Waters and the BDS Business, the impact of the cash dividend, the pro forma leverage of the combined company, U.S. federal income tax requirements and the anticipated synergies and value creation opportunities from the transaction. Following review and discussion of the aforementioned factors, the Waters A&F Committee determined to recommend that the Waters Board approve submission of a non-binding proposal to BD that contemplated payment of a $4.0 billion cash dividend to BD, and pro forma ownership split of the combined company consisting of Waters shareholders owning approximately 60% and BD shareholders owning approximately 40% which corresponds to an equity valuation of the BDS Business of approximately $17.5 billion and was within the ranges of equity valuations, cash dividend and pro forma ownership splits of the combined company assessed by the A&F Committee based on the outside-in valuation analyses.

On May 1, 2025, the Waters Board held a virtual meeting to evaluate a potential business combination involving the BDS Business. The Waters Senior Management Team, as well as representatives of Barclays and Kirkland were also present at the meeting. The Waters Senior Management Team also discussed the potential acquisition of two smaller all-cash transaction targets to which the Waters Senior Management Team intended to submit letters of intent, and provided an update on the status of the potential business combination involving the BDS Business, including a summary of their due diligence findings to date. A discussion then ensued regarding the strategic rationale of a potential combination with the BDS Business. The Waters Senior Management Team and Barclays discussed with the Waters Board structuring and tax considerations related to a potential RMT transaction with the BDS Business. The Waters Senior Management Team noted that, in light of the strategic rationale and value creation opportunities of the potential business combination involving the BDS Business, the Waters Senior Management Team would prioritize such business combination over other potential smaller acquisitions. Following the meeting, the Waters Senior Management Team subsequently submitted letters of intent to two all-cash transaction targets, but did not ultimately pursue such acquisitions.

At the meeting, representatives of Barclays reviewed various preliminary valuation analyses of the BDS Business (including a discounted cash flow analysis, precedent transaction analysis, trading comparables analysis and sum-of-the-parts analysis), and various preliminary pro forma valuation analyses for the potential combined company. Mr. Chaubal then discussed Waters’ synergy estimates, which had been developed based on (i) cost synergies on defined initiatives across manufacturing and supply chain (including site rationalization and procurement efficiencies), commercial infrastructure and technology streamlining (eliminating duplicative systems and central functions), and indirect procurement and global capability center leverage and (ii) revenue synergies which reflected actionable opportunities in commercial excellence (digital penetration, service attachment, installed-base upgrades), high-growth adjacencies in bioanalytical characterization, bioseparations, and mass-spec diagnostics, and cross-selling in pharma clinical labs, with material assumptions underlying such synergies including the achievement of the BDS Business’s financial projections and a multi-criteria approach based on the BDS Business’s business plan.

At the meeting, the Waters Board discussed the strategic rationale of a combination and various financial and tactical considerations, and the Waters A&F Committee recommended the submission of the first-round non-binding proposal. The Waters Senior Management Team and representatives of Barclays and Kirkland then presented the proposed terms of the non-binding proposal previously reviewed by the Waters A&F Committee on April 30, 2025, which included, among other things, a proposed transaction value for the BDS Business (before giving effect to potential synergies) of approximately $17.5 billion and contemplating $410 million of pretax synergies through significant value creation potential, which was analyzed through a bottom-up analysis, a $4 billion cash dividend to be paid to BD in connection with the potential transaction, and a proposed pro forma ownership split of the combined company of approximately 60% and 40%, respectively, between Waters Shareholders and BD shareholders.

The non-binding proposal also indicated that to the extent the amount of overlapping share ownership decreased or was otherwise not able to be used for purposes of achieving a generally tax-free RMT transaction, the number of shares issued to BD shareholders would be increased such that, taking into account qualifying overlap shareholdings, to the extent applicable, BD shareholders would be considered for U.S. federal income tax purposes to own more than 50.0% of the pro forma combined company. The non-binding proposal also stated that the Waters Board would be open to considering BD board members with relevant expertise for positions on

Waters’ Board post-closing. Following review, the Waters’ Board then unanimously agreed to submit the letter with a proposed pro forma ownership split of the combined company of 60.8% to Waters shareholders and 39.2% to BD shareholders.

In arriving at its preliminary proposed valuation for the BDS Business, the Waters Board examined and considered a variety of valuation methodologies, including, but not limited to, fundamental discounted cash flow valuation (including with and without potential synergies), public trading comparable valuation and precedent transaction comparable valuation. In arriving at its preliminary proposed ownership mix, the Waters Board took into account the proposed valuation for the BDS Business, its own equity valuation and the quantum of the preliminary proposed distribution to the BDS Business. In considering the preliminary proposed ownership mix, Waters examined and considered a variety of valuation methodologies for its own equity value including, but not limited to, fundamental discounted cash flow valuation, public trading comparable valuation and precedent transaction comparable valuation.

On May 6, 2025, Dr. Batra called Mr. Polen to reiterate Waters’ interest in proceeding with the evaluation of a potential business combination involving the BDS Business and Waters’ intent to submit a non-binding proposal later that day.

By May 7, 2025, BD received 12 non-binding proposals, including Waters’ non-binding proposal on the terms approved by the Waters Board at the meeting on May 1, 2025 (the “May 2025 Proposal”). Such proposals contemplated various structures, including an RMT transaction, an all-cash acquisition of the BDS Business or an all-cash acquisition of either the BD Biosciences business or the Diagnostic Solutions Business.

On May 12, 2025, a working group of certain members of the BD Board held a virtual meeting, with members of BD’s management team (including Mr. Polen, Mr. DelOrefice and Mr. Kanda) as well as representatives of Citi, Evercore and Wachtell Lipton in attendance, to review and discuss the proposals received for the BDS Business and/or its component business units. Based on the values reflected in the bids, as well as the complexity of moving multiple potential counterparties to the next round, it was determined to advance to the second round of the process the potential counterparties that had made RMT proposals for the entire BDS Business, including Waters. It was determined that such proposals represented greater value to BD and its shareholders than the other proposals received, taking into account the tax efficiencies of an RMT transaction and the potential for BD shareholders to participate in the potential synergies through their stock ownership in the combined company. Furthermore, there was discussion regarding the significant resources required to negotiate with multiple counterparties, and it was therefore determined that focusing on the potential counterparties that had made RMT proposals for the entire BDS Business would permit BD to move quickly to execute a transaction.

On May 12, 2025, following the BD Board meeting, representatives of Citi notified representatives of Barclays that Waters was being advanced to the second round of the BDS Business sale process and to discuss next steps of the transaction process, including that Waters and its advisors would receive access to BD’s second round virtual data room to continue to progress due diligence and the goal of aligning on value in the following two weeks.

On May 14, 2025, representatives of Kirkland and Wachtell Lipton held a telephone call to discuss the transaction process, including, among other things, BD’s preparation of audited financial information for the BDS Business, the shareholder overlap analysis, and various deal process matters.

Also on May 14, 2025, Dr. Batra sent an email to the Waters Board providing an update on the status of the evaluation of a potential business combination involving the BDS Business, including that Waters had progressed to the second round of the sale process, and that BD had highlighted its desire for speed and deal certainty. Dr. Batra then outlined the next steps of the transaction process, including the various due diligence meetings to be scheduled over the next few weeks in order to validate Waters’ synergy analysis and complete critical business due diligence. Later on May 14, 2025, BD granted Waters and its advisors access to BD’s second round virtual data room.

On May 16, 2025, the Waters Senior Management Team, Waters employees involved in the evaluation of the potential transaction with the BDS Business, including Dr. Batra, and representatives of BD (including Mr. Polen, Mr. Kanda and representatives of BD’s corporate development team), and their respective advisors, held a virtual meeting to discuss next steps in the transaction process, including the mutual due diligence that the parties would undertake. Throughout the remainder of May 2025 and continuing until the signing of the definitive transaction documents, the parties and their advisors engaged in detailed mutual due diligence.

On May 19, 2025, Waters granted BD and its advisors access to Waters’ virtual data room.

Also on May 19, 2025, representatives of Wachtell Lipton sent a draft clean team agreement to representatives of Kirkland, following which the parties executed the clean team agreement, and certain representatives and advisors of Waters and BD were thereafter provided access to the other party’s clean room containing certain competitively sensitive information.

Also on May 20, 2025, representatives of Skadden, BD’s outside special tax counsel and Kirkland participated in a telephone conference to discuss general tax matters with respect to the potential transaction with the BDS Business. The discussion focused on the pro forma ownership of the post-closing combined company, and the potential to rely on overlapping shareholders between Waters and BD in order to satisfy certain U.S. federal income tax requirements for an RMT transaction to be afforded generally tax-free treatment. Representatives of Skadden and Kirkland also discussed the potential need for an IRS private letter ruling in connection with determining the overlapping shareholders for such purposes. These discussions between representatives of Skadden and Kirkland, as well as representatives of each of Waters’ and BD’s other advisors, continued through July 2025.

On May 21, 2025, the Waters S&T Committee held a virtual meeting to discuss the potential business combination involving the BDS Business. The Waters Senior Management Team, as well as Waters employees involved in the evaluation of the potential transaction with the BDS Business, discussed due diligence findings to date, including an assessment of the strength of the BDS Business’s technology portfolio and its innovation capabilities. The Waters Senior Management Team then discussed with the Waters S&T Committee various workstreams currently underway to assess the strength of the BDS Business, the achievability of certain cost and revenue synergies, and evaluation of whether any additional investment or support would be needed to ensure the success of the BDS Business following the completion of a business combination.

On May 22, 2025, the Waters Board held a regularly scheduled virtual meeting to discuss general updates and action items regarding the potential transaction involving the BDS Business. The Waters Senior Management Team, Waters employees involved in the evaluation of the potential transaction with the BDS Business and representatives of Barclays and Kirkland, were also present at the meeting. Members of the Waters S&T Committee reported on the BDS Business’s business profile and technology portfolio and the strategic logic of the potential transaction. The Waters Senior Management Team then highlighted the extensive due diligence conducted since the prior meeting and provided an update on the process.

Representatives of Kirkland reviewed the fiduciary duties of the Waters Board to its shareholders and the related SEC filing process and the shareholder vote process. The Waters Senior Management Team then reviewed the key workstreams and cost and revenue synergy estimates which remained consistent with the estimates provided in the May 2025 Proposal. The Waters Senior Management Team and the Waters Board then discussed the BDS Business’s second fiscal quarter sales performance and the base business performance for year-to-date 2025 and full year 2025 forecast. The Waters Senior Management Team then presented certain prospective financial information, including the Waters Standalone Baseline Financial Projections and the Waters Standalone Advocacy Case Financial Projections as described under “Certain Financial Forecasts – Waters Standalone Baseline Financial Projections.” Following review of the prospective financial information, the Waters Board authorized Barclays to share the Waters Standalone Advocacy Case Financial Projections with BD and its financial advisors in a form reflecting the feedback provided by the Waters Board and the Waters Standalone Baseline Financial Projections were authorized by the Waters Board to be used by Barclays in connection with the opinion described under “Opinion of Barclays.”

Also on May 22, 2025, at the direction of the Waters Board, representatives of Barclays shared a summary of the Waters Standalone Advocacy Case Financial Projections with BD.

Also on May 22, 2025, members of the Waters Senior Management Team, Waters employees involved in the evaluation of the potential transaction with the BDS Business and representatives of BD (including Mr. Conly, Mr. Pavlidis, Mr. Roque, Mr. Kanda, and representatives of BD’s corporate development team), and their respective advisors, held a synergy workshop to discuss value creation opportunities, and potential cost synergies. In particular, representatives of Waters and BD reviewed key cost synergy levers, including reduction in manufacturing costs through consolidation of duplicate functions and direct spend through contract sharing and identifying overlaps within the sales and marketing service organization. The representatives also discussed potential revenue synergies from the transaction, including product development and growth opportunities by leveraging the BDS Business’s existing manufacturing capacity and capabilities, cross-selling opportunities and digital e-commerce opportunities.

On May 24, 2025, on behalf of BD, representatives of Wachtell Lipton shared an initial draft of the Merger Agreement and the Separation Agreement with representatives of Kirkland, on behalf of Waters, via the virtual data room. The initial draft of the Merger Agreement included, among other things, a termination fee equal to 4% of the total transaction equity value payable by Waters to BD in connection with certain termination events; a placeholder for governance matters, including with respect to the post-closing board of directors of the combined company; a no-shop covenant for Waters including a “force the vote” requiring Waters to convene a meeting of its shareholders to vote on the transaction with the BDS Business regardless of a change in the Waters Board’s recommendation; a reciprocal one-year restriction on soliciting or hiring certain employees of the other party; a BD closing condition contemplating that BD will have received the IRS Ruling; and an adjustment procedure whereby, if the exchange ratio were adjusted to preserve the tax-free nature of the transaction for U.S. federal income tax purposes (except with respect to cash received in lieu of fractional shares), and if former SpinCo shareholders did not own (for purposes of Section 355(e) of the Code (determined in a manner consistent with the IRS Ruling)) at least 50.8% (including Overlap Shareholders) of the outstanding shares of Waters Common Stock immediately following the Merger, then Waters would pay a special dividend to Waters shareholders up to a cap in a to-be-determined amount. The initial draft of the Separation Agreement included, among other things, a net working capital adjustment calculated as the amount by which current assets less current liabilities exceeds or is less than a target working capital amount without a separate adjustment for indebtedness and the scope of BD assets and liabilities to be transferred to the BDS Business.

On May 27, 2025, on behalf of BD, representatives of Wachtell Lipton shared an initial draft of the Employee Matters Agreement with representatives of Kirkland, on behalf of Waters, via the virtual data room.

Also on May 27, 2025, BD delivered the BD Management SpinCo Financial Projections and communicated to Waters a revision to the forecast for the BDS Business for fiscal year 2025 that it had previously provided to Waters, by reducing the revenue in such forecast by $40 million and reducing the Adjusted EBITDA in such forecast by $7 million to $10 million as discussed under “Certain Financial Forecasts – BD Management SpinCo Financial Projections.”

On May 30, 2025, the Waters A&F Committee held a virtual meeting to discuss an update on the potential business combination. The Waters Senior Management Team, Waters employees involved in the evaluation of the potential transaction with the BDS Business and representatives of Barclays and Kirkland were also present at the meeting. The Waters Senior Management Team presented key due diligence findings since the prior committee meeting, including with respect to the BDS Business’s potential tariff exposure and slowdown during the first half of the current fiscal year. The Waters A&F Committee discussed the temporary growth headwinds resulting from a softness in pharmaceutical research, academic and government funding, and supply issues and market demand slowdown with respect to certain segments. The Waters A&F Committee was then updated on the newly improved revenue and cost synergies forecasts developed through further due diligence and recent synergies workshops and driven by the quantification of e-commerce synergies and potential cost and research and development savings, respectively, and further upside potential in the BDS Business in light of potential factors such as the turnaround in the microbiology platform, which each supported a higher valuation estimate of the BDS Business than was proposed in the May 2025 Proposal.

The Waters Senior Management Team also discussed the BD Management SpinCo Financial Projections as described under “Certain Financial Forecasts—BD Management SpinCo Financial Projections,” including downward adjustments that the Waters Senior Management Team had made to the revenue and Adjusted EBITDA forecasts prepared by BD’s management team based on their due diligence, financial review and key assumptions made as described under “Certain Financial Forecasts—Waters Management Adjusted SpinCo Financial Projections.”

The Waters A&F Committee engaged in discussion and then requested that the Waters Senior Management Team prepare a selected valuation sensitivity analysis before finalizing the Waters A&F Committee’s recommendation regarding the potential submission of a second-round non-binding proposal.

On May 31, 2025, the Waters A&F Committee held a virtual meeting to discuss a valuation sensitivity analysis for the BDS Business as requested by the Waters A&F Committee at the prior meeting. The Waters Senior Management Team, Waters employees involved in the evaluation of the potential transaction with the BDS Business and representatives of Barclays and Kirkland were also present at the meeting. Following discussions, including of the factors discussed at the May 30, 2025, Waters A&F Committee meeting, the Waters A&F Committee unanimously determined to recommend that the Waters Board submit a subsequent non-binding proposal containing financial terms that were consistent with the May 2025 Proposal.

On June 2, 2025, the Waters Board held a virtual meeting to discuss general updates regarding the potential transaction involving the BDS Business. The Waters Senior Management Team and representatives of Kirkland were also present at the meeting. The Waters Senior Management Team reported the latest due diligence findings, including the BDS Business’s slowdown in the first half of the current fiscal year. The Waters Board then discussed increases in revenue and cost synergies estimates driven by e-commerce synergies and potential cost and research and development savings and largely mitigated potential tariff exposures, as well as the upside potential in the BDS Business in light of potential factors such as the turnaround in the microbiology platform following challenges as a result of a supply shortage impacting sales of BD BACTEC™ blood culture products, which had impacted revenue. The Waters A&F Committee discussed the potential downside risk to the combined company in the event such potential turnaround is not achieved. The Waters Senior Management Team also presented the BDS Business’s base business performance for fiscal year 2024 and year-to-date 2025 and full year 2025 forecast and the financial projections provided by BD for the BDS Business in comparison to the adjustments to the BDS Business’s revenue and Adjusted EBITDA forecasts prepared by the Waters Senior Management Team, as described under “Certain Financial Forecasts – Waters Management Adjusted SpinCo Financial Projections,” which would be used, at the direction of Waters’ management, by Barclays in connection with its valuation analyses. Further, representatives of Barclays discussed with the Waters Board the BD Management SpinCo Financial Projections as discussed under “Certain Financial Forecasts – BD Management SpinCo Financial Projections,” including the BDS Business’s growth as compared to Waters’ as a standalone company, certain underperformance relative to its key competitors, and how Waters’ transformation drivers could be applied to the BDS Business to potentially unlock significant additional value. Additionally, the Waters Board instructed Barclays to use the Waters Management Adjusted SpinCo Financial Projections and the Waters Management Expected Synergies in connection with the preparation of valuation analyses underlying the opinion described under “Opinion of Barclays.” Representatives of Kirkland then refreshed the Waters Board with an overview on its fiduciary duties to its shareholders in the context of the potential transaction with the BDS Business and reviewed the Waters shareholder approval requirement. The Waters Board then discussed potential communications and investor relations preparations and strategy. Thereafter, the Waters Senior Management Team reviewed with the Waters Board a revised non-binding proposal, the terms of which were consistent with those contained in the May 2025 Proposal, including a proposed valuation for the BDS Business of $17.5 billion (inclusive of a $4 billion cash dividend to BD, and before giving effect to potential synergies) but now contemplated higher estimated run rate synergies in light of further due diligence. The draft proposal also contemplated the Waters Share Issuance, whereby Waters would issue shares to shareholders that would represent 39.2% of the outstanding stock of the post-closing combined company, and would rely on overlapping shareholders of BD and Waters to meet certain requirements for a spin-off to be tax-free for U.S. federal income tax purposes. The draft proposal provided that the cash dividend to BD shareholders would be reduced up to a cap if former SpinCo shareholders did not own (for purposes of Section 355(e) of the Code (determined in a manner consistent with the IRS Ruling)) at least 50.5% (including Overlap Shareholders) of the outstanding shares of Waters Common Stock immediately following the Merger, in the unlikely scenario the shareholder overlap ultimately proved to be insufficient to satisfy the RMT rules, and that in the event that the dividend reduction is insufficient to adjust the pro forma ownership to the requisite level, Waters would pay a special cash dividend to its shareholders prior to the closing of the potential transaction to further adjust the ownership level. The Waters A&F Committee then unanimously recommended to the Waters Board that Waters submit a subsequent non-binding proposal containing financial terms that are consistent with the May 2025 Proposal. Following discussions, the Waters Board authorized the submission of a second-round non-binding proposal consistent with the terms discussed.

Subsequently on June 2, 2025, Dr. Batra called Mr. Polen to convey that Waters remained interested in engaging in further discussion with BD regarding a potential transaction, was excited about the value creation opportunity for customers and shareholders that a combination could bring, and would be submitting a second round proposal generally consistent with the terms of the May 2025 Proposal.

Later on June 2, 2025, Dr. Batra sent to Mr. Polen a revised non-binding proposal to acquire the BDS Business reflecting terms consistent with the terms discussed by the Waters Board (the “June 2025 Proposal”).

On June 4, 2025, a working group composed of certain members of the BD Board held a virtual meeting with representatives of BD management (including Mr. Polen, Mr. DelOrefice and Mr. Kanda), representatives of Citi, Evercore and Wachtell Lipton in attendance to discuss the June 2025 Proposal received from Waters for an RMT transaction with the BDS Business. The BD Board discussed with its advisors the terms of the most recent proposal as well as the status of BD’s reverse due diligence on Waters.

On June 4, 2025, Mr. Polen called Dr. Batra to discuss the June 2025 Proposal and informed Dr. Batra that the BD Board was supportive of moving forward with a potential business combination between the BDS Business and Waters based on the valuation terms of the June 2025 Proposal on a non-exclusive basis. Mr. Polen then invited Dr. Batra and Dr. Flemming Ornskov, chair of the Waters Board, to join Mr. Polen and a member of the BD Board for a site visit of a BDS Business facility during the week of June 9, 2025. Shortly thereafter, Dr. Batra sent an email to the Waters Board relaying this update. Subsequently, on June 13, 2025, Dr. Batra and Dr. Ornskov conducted a site visit of a facility of the BDS Business with Mr. Polen and Mr. Bertram Scott, a member of the BD Board.

On June 6, 2025, on behalf of BD, representatives of Skadden shared an initial draft of the Tax Matters Agreement with representatives of Kirkland, on behalf of Waters, via the virtual data room. On the same day, on behalf of BD, representatives of Wachtell Lipton delivered to representatives of Kirkland, on behalf of Waters, an initial draft of the Intellectual Property Matters Agreement via the virtual data room.

On June 6, 2025, a working group composed of certain members of the BD Board held a virtual meeting with representatives of BD management (including Mr. Polen, Mr. DelOrefice and Mr. Kanda), representatives of Wachtell Lipton and their financial advisors to further discuss Waters’ June 2025 Proposal and the status of discussions with the other potential counterparty. During the meeting, the group discussed certain details regarding a potential RMT transaction with Waters, including the cost structure of the BDS Business, cost and revenue synergies to be realized following a potential acquisition and other operational matters relating to Waters’ plan with respect to the BDS Business. Additionally, the working group reviewed certain contractual terms to be negotiated in an RMT transaction with Waters, the tax framework for the transaction as well as the anticipated timeline for receiving stockholder and regulatory approvals for the transaction if BD and Waters were to finalize an agreement.

On June 7, 2025, on behalf of BD, representatives of Wachtell Lipton shared an initial draft of the Transition Services Agreement with representatives of Kirkland, on behalf of Waters, via the virtual data room.

On June 8, 2025, on behalf of Waters, Kirkland delivered to Wachtell Lipton, on behalf of BD, a revised draft of the Merger Agreement. The revised draft provided for, among other things, an unspecified termination fee payable by Waters to BD under certain termination scenarios, non-compete provisions restricting BD from engaging in a business competitive with the BDS Business for a certain period of time, certain changes to the provisions regarding the assessment of alternative proposals and a revised adjustment procedure whereby, if the exchange ratio were adjusted to preserve the tax-free nature of the transaction for U.S. federal income tax purposes (except with respect to cash received in lieu of fractional shares), the dividend to BD would be reduced and, if necessary, Waters would pay a special dividend, in each case subject to caps to be determined. The draft continued to include a placeholder for governance matters, including with respect to the post-closing board of directors of the combined company, and provided that Waters would have the right to terminate the Merger Agreement in order to consummate certain alternative transactions rather than being subject to a “force the vote” construct.

Between May 2025 and July 2025, Waters and BD and their respective legal advisors exchanged drafts of the transaction agreements (and the related schedules) and held numerous meetings to discuss key open issues. With respect to the exchange ratio adjustment procedures (as described in “The Transactions—Calculation and Adjustments to the Exchange Ratio; Amount of Waters Special Dividend.”), BD and Waters considered various potential structures for the adjustment mechanism, with BD generally seeking a structure in which the initial portion of any adjustment resulted in a special dividend by Waters before the BD dividend would be reduced, in each case subject to caps, and Waters generally seeking a structure in which the BD dividend reduction came first. The parties continued to discuss variations on these potential adjustment mechanisms, including the order of the reduction steps and the caps for each step, as well as the consequences of hitting the caps, before ultimately agreeing in early July to the mechanism described in “The Transactions—Calculation and Adjustments to the Exchange Ratio; Amount of Waters Special Dividend.” Other key open issues addressed by the parties in the negotiation of the transaction agreements included, among others, the scope and duration of transition services to be provided and whether extensions of such duration would be permitted for some or all of the applicable services (ultimately agreed to be up to two years, as may be extended by up to one year for ERP-related services), the termination fee (ultimately agreed to be equal to 3.5% of Waters’ equity value after an initial proposal of 4% of Waters’ equity value by BD, an initial counterproposal of 2.5% of Waters’ equity value from Waters, and subsequent negotiation between those two starting points until the final amount was agreed in early July), payable by Waters if the merger agreement is terminated under certain circumstances, the purchase price adjustment mechanism (including the specific components of indebtedness and a net working capital target ultimately agreed as $731 million, each of which were negotiated on an ongoing basis between the parties financial teams based on the financial statements of the BDS Business), certain tax-related liabilities excluded from the BDS Business, exchange ratio adjustment procedures (as described in “The Transactions—Calculation and Adjustments to the Exchange Ratio; Amount of Waters Special Dividend”), and governance items (with the resulting agreement that the Waters Board immediately following the Closing will consist of 11 to 12 individuals, including one or two individuals (as mutually determined by BD and Waters prior to Closing) selected by BD after good faith consultation with Waters, following BD’s initial proposal that BD be permitted to select two individuals to be added to the Waters Board), and to negotiate and finalize the terms of such agreements.

On June 10, 2025, representatives of Barclays, Kirkland and Paul Hastings, as underwriting counsel to Barclays, held a telephone call to discuss the financing for the potential transaction, including the types and amounts of financing, certain of the key terms of the financing and the timeline for documentation of the financing commitments to be entered into in connection with signing of the definitive transaction documents for the RMT transaction with the BDS Business. During the remainder of June 2025 and July 2025 until signing, members of management of Waters continued to discuss with representatives of Barclays, Citi, Paul Hastings, Wachtell Lipton, BD and Kirkland the financing for the potential transaction.

On June 11, 2025, Dr. Batra sent an email to the Waters Board to provide a progress update on the evaluation of a potential business combination involving the BDS Business, including an overview of the outstanding due diligence workstreams and key due diligence focus areas, such as the BDS Business’s revenue forecasts and tariff mitigation strategies, the scheduled workshops, including regarding the Transition Services Agreement, financing and communications, with BD and their respective advisors, site visits and reverse due diligence process with the Waters management team.

On June 13, 2025, Paul Hastings delivered to Waters, Kirkland and Barclays a draft of the Barclays and Citi commitment letter and related documents for the BDS Business’s bridge financing to fund the dividend it would issue to BD in connection with the potential transaction with the BDS Business. On June 17, 2025, on behalf of Waters, Kirkland delivered to Wachtell Lipton, on behalf of BD, a draft of the commitment letter and related documents. Throughout June 2025 and July 2025, on behalf of their respective clients, Paul Hastings, Wachtell Lipton and Kirkland exchanged comments on these documents (with Wachtell Lipton and Kirkland coordinating due to the aligned interests of BD and Waters in maximizing funding certainty and obtaining the most favorable financing terms available) and held numerous meetings to address these comments.

Also on June 13, 2025, representatives of Skadden and Kirkland held a telephone conference meeting with the IRS on a no-names basis to discuss the potential transaction, shareholder overlap analysis and the scope of the potential IRS ruling in connection with determining the percentage of overlapping shareholders. As a result of this discussion, the parties felt comfortable with proceeding with the potential transaction, and BD and its advisors proceeded to prepare a formal request for the IRS Ruling, which was ultimately submitted following the signing and announcement of the Transactions.

On June 17, 2025, the members of the Waters A&F Committee held a virtual meeting to discuss the status of the potential transaction involving the BDS Business and various related open items. The Waters Senior Management Team, Waters employees involved in the evaluation of the potential transaction with the BDS Business and representatives of Barclays and Kirkland were also present at the meeting. Mr. Chaubal refreshed the Waters A&F Committee on the BDS Business’s carve-out EBITDA, including the unaudited carve-out EBITDA for fiscal year 2024 and the updates to the BDS Business’s expected EBITDA for the fiscal quarter ending March 31, 2025 due to lower sales, and discussed with the members of the Waters A&F Committee several enterprise level costs that were allocated by BD to the BDS Business that would not be incurred under Waters ownership. The Waters Senior Management Team discussed with the Waters A&F Committee the extensive due diligence performed with respect to the BDS Business, including a “bottom-up” cost analysis that was prepared and joint synergy workshops between Waters and BD covering ideas for potential cost and revenue synergies where individual ideas were pressure tested and alignment was reached on the most critical areas to address. The Waters A&F Committee then reviewed the communications and investor relations plan to announce the transactions if the parties reach agreement. The Waters A&F Committee directed the Waters Senior Management Team to prepare certain follow-up items to be discussed at the next meeting of the Waters A&F Committee.

On June 21, 2025, the BD Board held a virtual meeting, with representatives of BD management (including Mr. Polen, Mr. DelOrefice and Mr. Kanda) and representatives of Wachtell Lipton, Citi and Evercore in attendance, to discuss the status of discussions and negotiations with Waters and the other potential counterparty. At the meeting, Wachtell Lipton advised the Board on its fiduciary duties in considering the transaction. Wachtell Lipton provided the BD Board with a summary of the terms and conditions of the transaction documents that had been negotiated between representatives of BD and Waters, including the terms that were subject to final resolution of the parties. The BD Board inquired about certain terms of the agreement and the participants discussed the communications and investor relations plan for the announcement of a potential transaction as well as next steps.

On June 22, 2025, the Waters A&F Committee met virtually to discuss the status of the potential business combination and various related open items. Members of the Waters Senior Management Team and representatives of Barclays and Kirkland were also present at the meeting. The members of the Waters Senior Management Team then presented on due diligence findings to date and a discussion ensued regarding outstanding due diligence matters. A discussion then ensued with respect to (among other things) the BDS Business’s EBITDA for the fiscal quarter ending March 31, 2025 and the potential benefit to Waters of reviewing revenue data of the BDS Business for the quarter ended June 30, 2025 in advance of signing a transaction.

Also on June 22, 2025, Paul Hastings delivered to Waters, Kirkland and Wachtell Lipton drafts of a commitment letter and related documents for a Barclays and Citi delayed draw term loan, which is intended to be a portion of the permanent financing to be incurred by the BDS Business in connection with the separation. Throughout the days leading to signing of the definitive transaction documents, Paul Hastings, Kirkland and Wachtell Lipton exchanged comments on these documents and held numerous meetings to address these comments.

On June 23, 2025, following discussion with the Waters A&F Committee, Dr. Ornskov and the Waters Senior Management Team, Dr. Batra sent Mr. Polen a letter that reiterated that Waters was highly interested in moving forward with a transaction on the terms set forth in the June 2025 Proposal, reiterated the importance of pro forma leverage of the combined company that would support investment grade status, and listing certain outstanding due diligence items that Waters required prior to signing a transaction, including (among others) revenue data of the BDS Business for the quarter ending June 30, 2025.

On June 24, 2025, Dr. Batra sent an email to the Waters Board relaying the letter shared with Mr. Polen on June 23, 2025.

On June 25, 2025, Dr. Ornskov sent an email to the Waters Board notifying them that BD had communicated that the BDS Business’s third quarter revenue would be expected to be received on or about July 3, 2025, after which the Waters A&F Committee would convene to discuss such financial data.

On July 1, 2025, the Waters A&F Committee held a virtual meeting to discuss the status of the potential transaction involving the BDS Business and various related open items, including outstanding legal and financial due diligence items. Members of the Waters Senior Management Team and representatives of Barclays and Kirkland were also present at the meeting. The members of the Waters Senior Management Team reviewed with the Waters A&F Committee the preferred maximum gross debt level in connection with the potential business combination with the BDS Business and the review process with rating agencies with respect to the financing of a potential transaction. Following discussion, the Waters A&F Committee aligned on a 3.5x preferred maximum gross debt level in the unlikely scenario where an adjustment to address the shareholder overlap is required, noting the anticipated gross debt level at closing was 2.6x based on the existing level of shareholder overlap.

Also on July 1, 2025, representatives of Paul Hastings delivered to representatives of Waters and Kirkland drafts of the Barclays debt commitment letter and related documents for Waters’ bridge loan financing with respect to a portion of any dividend Waters may be required to pay to its shareholders in connection with the potential business combination with the BDS Business. Throughout the remainder of July 2025 until the signing of the definitive transaction documents, Waters, with the assistance of Kirkland, negotiated with Barclays regarding the debt commitment letter and related documents.

On July 2, 2025, on behalf of Waters, representatives of Kirkland delivered to representatives of Wachtell Lipton, on behalf of BD, an issues list identifying the key open transaction points, including, among other things, the fees for transition services (which Waters was proposing would be subject to reduction in certain circumstances), the termination fee (at this time, proposed by Waters to be 2.75% of equity value, and most recently proposed to be 3.75% of equity value by BD) and the exchange ratio adjustment (at this time, proposed by Waters to involve a special dividend by Waters up to a $750 million cap, followed by a pro rata step with a Waters dividend up to $3 billion and up to a $2 billion BD dividend reduction, followed by a step with further adjustments on a 50/50 basis).

On July 3, 2025, on behalf of BD, representatives of Wachtell Lipton delivered to representatives of Kirkland, on behalf of Waters, a response to the issues list (including proposals that the fees for transition services be fixed;

that the termination fee equal 3.75% of equity value; and that the exchange ratio adjustment mechanism consist of two steps, with the second step involving a Waters special dividend up to an aggregate cap of $4.25 billion and a $2 billion BD dividend reduction, on a pro rata basis, with no third step). Subsequently on July 3, 2025, the Waters Senior Management Team and BD’s management team met virtually to discuss responses to the key open remaining issues list that was circulated. During the discussions, the parties discussed, among other things, the fees for and length of transition services, the termination fee, a revised exchange ratio adjustment procedure, and certain tax-related liabilities excluded from the BDS Business.

Also on July 3, 2025, representatives of BD delivered to representatives of Waters flash revenue figures for the BDS Business for the quarter ended June 30, 2025.

On July 6, 2025, the Waters A&F Committee held a virtual meeting to review the BDS Business’s revenue flash figures for the quarter ended June 30, 2025. Members of the Waters Senior Management Team and representatives of Barclays and Kirkland were also present at the meeting. Following the review, the Waters A&F Committee determined to recommend to the Waters Board to move forward with a potential business combination. The members of the Waters Senior Management Team then discussed with the Waters A&F Committee the Waters Financial Projections and the BD Management SpinCo Financial projections as discussed under “Certain Financial Forecasts” and following these discussions, the Waters A&F Committee directed the members of the Waters Senior Management Team to prepare a summary of the pro forma financials and financial projections that would be included in the proxy statement filed in connection with the potential transaction. Barclays then recused themselves from the meeting and a discussion of the proposed terms of Barclays’ engagement ensued. The Waters A&F Committee then authorized the members of the Waters Senior Management Team to share the proposed terms of the Barclays’ engagement letter with the Waters Board for review.

On July 9, 2025, the Waters Board held a virtual meeting to discuss the status of the potential business combination involving the BDS Business. The Waters Senior Management Team as well as representatives of Barclays and Kirkland were present at the meeting. The Waters Senior Management Team and advisors presented on the diligence findings to date with respect to the BDS Business. Waters’ management then updated the Waters Board on the status of discussions with BD, including certain outstanding terms in the latest drafts of the transaction documents, including (a) the exchange ratio adjustment procedures, (b) the Waters’ special dividend cap, (c) governance matters, including the size of the post-closing board of directors of the combined company, and (d) the termination fee payable by Waters to BD upon certain termination events. The Waters Senior Management Team then updated the Waters Board on the Waters A&F Committee’s review of the potential business combination, including the Waters A&F Committee’s recommendation to the Waters Board to move forward with the potential business combination per the transaction value stated in the June 2025 Proposal. The Waters Senior Management Team then updated the Waters Board on the anticipated transaction processes post-announcement, including regulatory filings and submission of an IRS ruling request. Representatives of Barclays then presented an overview of the potential combination based on the proposed pro forma ownership split of the combined company of 60.8% to 39.2% between Waters shareholders and BD shareholders and using the Waters Standalone Financial Projections and the Waters Management Adjusted SpinCo Financial Projections, and certain cost and revenue synergy estimates that had been developed by management of each of Waters, BD and SpinCo. Representatives of Kirkland refreshed the Waters Board on its fiduciary duties to its shareholders under Delaware law. Representatives of Barclays then recused themselves from the meeting and the Waters Senior Management Team then discussed with the Waters Board formalizing the retention of Barclays as the Waters’ financial advisor in connection with the potential transaction and executing the financing commitments with Barclays. Following a discussion of the proposed terms of Barclays’ engagement, including the scope of Barclays’ engagement, the fees potentially payable to Barclays in connection with the potential transaction with the BDS Business and the quality of work that Barclays has demonstrated in connection with the potential transaction up to that point, the Waters Board directed the Waters Senior Management Team to proceed with executing the engagement letter with Barclays. Following discussion of the financing commitments and terms and the associated financing fees, the Waters Board directed Waters’ management to proceed with executing the commitment letters with Barclays. The Waters Board then discussed various considerations relating to the potential transaction and the strategic and financial logic of the potential transaction (including the significance of the potential cost and revenue synergies to be unlocked by the potential business combination) and the communications and investor relations plan to announce the transaction if the parties reach an agreement, as well as Waters’ standalone strategic plan and prospects. Following the discussion, the Waters Board authorized Waters and its advisors to continue to negotiate and finalize the transaction documents consistent with the discussions.

Also on July 9, 2025, Dr. Batra and Dr. Ornskov met virtually with the BD Board to discuss the status of the potential transaction and Waters’ strategic rationale for the transaction. The parties then aligned on targeting an announcement of a transaction pre-market on Monday, July 14, 2025, assuming that the parties could align on the outstanding issues in the agreements by such time. Following this meeting, Dr. Batra and Dr. Ornskov sent an email to the Waters Board to provide an update of the discussion with the BD Board.

On July 11, 2025, the Waters Senior Management Team, representatives of BD (including Mr. Kanda and representatives of BD’s corporate development and operational teams) and their respective legal advisors met to discuss the status of the potential transaction and key open issues. The key open items included among others, the number of directors BD will be entitled to nominate to the board of directors of the combined company post-merger and the amount of the termination fee.

Also on July 11, 2025, Waters’ management team met with representatives of select credit rating agencies to discuss the potential transaction and rationale, with a particular focus on transaction financing, pro forma financial policy, and financing structure and timeline.

On July 12, 2025, at the direction of the Waters Board, Waters executed the engagement letter with Barclays on the terms reviewed by the Waters Board. Subsequently, on July 13, 2025, representatives of Barclays delivered to the Waters Board its relationship disclosure letter.

Also, on July 13, 2025, the BD Board held a virtual board meeting, with representatives of BD management (including Mr. Polen, Mr. DelOrefice and Mr. Kanda) and representatives of Wachtell Lipton, Citi and Evercore in attendance, to discuss the transaction process with Waters and the status of discussions and negotiations with the other potential counterparty. During the meeting, Wachtell Lipton discussed the Board’s fiduciary duties in considering the transaction, and changes to the transaction documents since the prior summary of the transaction documents given to the BD Board. BD management reviewed the accounting treatment of the potential transaction, the potential impact of difficulties in the financing markets on the transactions, and the communications and investor relations plan to announce the transactions if the parties reach agreement. Following discussion with the participants at the meeting, the BD Board unanimously determined, among other things, that the Merger Agreement and the Transaction Documents (including the Separation Agreement) and the Transactions contemplated thereby were advisable, fair to and in the best interests of BD and its shareholders and approved and authorized the execution, delivery and performance of the Merger Agreement, the Separation Agreement, the other Transaction Documents and the Transactions contemplated thereby.

Also, on July 13, 2025, the Waters Board met virtually to consider the potential business combination involving the BDS Business. The Waters Senior Management Team, Waters employees involved in the evaluation of the potential transaction with the BDS Business and representatives of Barclays and Kirkland were also present at the meeting. The Waters Senior Management Team reviewed with the Waters Board the developments since the last meeting and the finalization of the definitive transaction documents. At this meeting, Barclays presented an overview of the potential combination based on the proposed pro forma ownership split of the combined company of approximately 60.8% to approximately 39.2% between Waters shareholders and BD shareholders using the Waters Standalone Baseline Financial Projections and the Waters Management Adjusted SpinCo Financial Projections. Representatives of Barclays discussed with the Waters Board considerations related to the use of shareholder overlap to satisfy certain requirements for a spin-off to be tax-free for U.S. federal income tax purposes in connection with the acquisition of SpinCo by Waters. Barclays then reviewed with the Waters Board their financial analyses with respect to the potential business combination with the BDS Business. The Waters Board discussed with the Waters Senior Management Team and advisors various considerations relating to the potential transaction, including financial aspects of the potential transaction and the strategic benefits and risks of the potential transaction. Barclays then rendered to the Waters Board its oral opinion (subsequently confirmed by delivery of its written opinion dated July 13, 2025) that the exchange ratio in the potential transaction was fair, from a financial point of view, to Waters. Representatives of Kirkland reviewed with the Waters Board the key transaction document terms, including the Merger Agreement, Separation Agreement and the debt commitment letters, and discussed the resolution of the open issues that had previously been reviewed with the Waters Board. Members of the Waters Board also reviewed Barclays’ relationship disclosure letter, and the Waters Board concluded that none of the information provided by Barclays presented a material conflict that would impact Barclays’ ability to act as financial advisor to Waters. The Waters Board then discussed the compelling timing of the business combination given the strength of Waters’ core business following its successful operational transformation. Following discussion, the Waters Board unanimously (a) determined that the terms of the Merger Agreement and the Transactions contemplated thereby, including the Waters Share Issuance, are fair to and in the best interests of Waters and its shareholders, (b) approved and declared advisable the execution, delivery and performance of the Merger Agreement and the consummation of the Transactions contemplated thereby, including the Merger and the Waters Share Issuance, on the terms and subject to the conditions set forth therein, (c) resolved to recommend that the Waters shareholders approve the Waters Share Issuance, and (d) directed that the Waters Share Issuance be submitted to a vote at a meeting of Waters’ shareholders.

Subsequently, on July 13, 2025, the parties executed the Merger Agreement and the Separation Agreement, as well as their respective debt commitment letters and related documents. The Transactions valued the BDS Business at approximately $17.5 billion, based on the $349.02 value per share of Waters stock using a 20-day volume weighted average price as of July 11, 2025, and contemplated a pro forma ownership split of the combined company of approximately 60.8% to approximately 39.2% between Waters shareholders and BD shareholders, subject to certain adjustments.

On the morning of July 14, 2025, before the opening of trading on the NYSE, Waters and BD issued a joint press release announcing the Transactions and held a joint conference call to discuss the Transactions.

Waters’ Reasons for the Merger; Recommendation of Waters’ Board of Directors

In reaching its decision to approve the Transaction Documents and the Merger and to recommend that Waters shareholders approve the Waters Share Issuance, the Waters Board considered, among other things, the strategic and financial benefits that could be achieved by combining Waters and the BDS Business, relative to the future prospects of Waters on a standalone basis; the relative actual results of operations and prospects of Waters and of the BDS Business and synergies expected to be realized in the combination; other alternatives that may be available to Waters; as well as the risks and uncertainties associated with the Transactions and with such alternatives.

After careful consideration of the various potentially positive and negative factors, the Waters Board determined that, in the aggregate, the potential benefits of the Transactions outweighed the risks and uncertainties of the Transactions, and the Waters Board unanimously (a) determined that the terms of the Merger Agreement and the Transaction Documents and the Transactions contemplated thereby, including the Merger and the Waters Share Issuance, are fair to and in the best interests of Waters and its shareholders, (b) approved and declared advisable the execution, delivery and performance of the Merger Agreement and the Transaction Documents and the consummation of the Transactions contemplated thereby, including the Merger and the Waters Share Issuance, on the terms and subject to the conditions set forth therein, (c) resolved to recommend that the Waters shareholders approve the Waters Share Issuance, and (d) directed that the Waters Share Issuance be submitted to a vote at a meeting of Waters shareholders.

As described under the section entitled “—Background of the Merger,” throughout the consideration process, the Waters Board held a number of meetings and consulted with Waters’ financial and legal advisors and considered various factors generally supporting its decision to approve the Transaction Documents and the Merger and to recommend that Waters shareholders approve the Waters Share Issuance, including the following:

•

Waters’ review of strategic options and the belief of the Waters Board, following such review, that the Transactions would provide more value to Waters and Waters shareholders than other potential strategic options;

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the Waters Board’s belief that the Transactions will accelerate Waters’ business strategy and provide significant value creation opportunities and financial benefits for Waters and Waters shareholders;

•

the expectation that the combined company will allow Waters to accelerate value creation in multiple high-growth adjacencies such as bioseparations, bioanalytical characterization and multiplex diagnostics and double Waters’ accessible market to approximately $40.0 billion;

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the expectation that the combined company will have an accelerated innovation pipeline and accelerated commercial capabilities relative to each company independently, based on a projected research and development spend of 10% of annual product sales, concentrated in high-growth areas, which will drive revenue generation and strengthen the combined company’s earnings growth profile, relative to each company independently;

•	the expectation that approximately 70% of the combined company’s revenue will be recurring annually with over 80% of revenue coming from market-leading brands;

•

the expectation that Waters’ management can successfully apply Waters’ transformation drivers to the combined company, generating immediate commercial impact through instrument replacement, ecommerce adoption and service attachment initiatives;

•

the expectation that the combined company will be a leader in the life science and diagnostics field, with a focus on high-volume testing, and with expected sales of approximately $6.5 billion (without adjusting for currency fluctuations) and Adjusted EBITDA of approximately $2.0 billion in calendar year 2025;

•

the expectation that, with Waters’ chemistry expertise and the BDS Business’s biologics expertise, through its research and development efforts, the combined company will expand its portfolio with next-generation consumables and drive growth in biologics and novel modalities;

•	the expectation that Waters would benefit from the scale of the combined company and diversity of its lines of business, making Waters less dependent on replacement cycle activity;

•

the expectation that, as a result of the consummation of the Transactions, Waters will realize approximately $345.0 million of annualized run-rate Adjusted EBITDA synergies by year five, consisting of $200.0 million of cost synergies by year three and $290.0 million of revenue synergies by year five, as well as the expectation that synergies will progressively build over time, with one-third of cost synergies realized each year and approximately 20% of revenue synergies realized annually, resulting in run-rate levels of $200.0 million and $290.0 million at the end of their respective periods;

•

the expectation that the Transactions will be accretive to Waters’ adjusted earnings per share in the first year following the Closing, and the expectation that the combined company will have approximately 5% of Adjusted Operating Margin expansion and mid-teens annualized adjusted earnings per share growth over five years following the Closing;

•

the expectation that the combination with the BDS Business would enhance Waters’ overall credit quality over time through increased scale and breadth, improvement in the level of recurring revenues relative to total sales, and the ability to sustain a debt to EBITDA ratio below 2.0x;

•	the potential to access segments currently untapped by the BDS Business, such as enabling customers in microbiology end-markets to detect microorganisms in drug product manufacturing to ensure product safety and quality, expanding product offerings to include rapid-sterility testing products and leveraging the BDS Business’s antibody capabilities for GMP manufacturing, as well as the potential to leverage Waters’ capabilities to develop MALDI-TOF mass spectrometry analyzer for microbial identification;

•

the complementary nature of the cultures of the two companies, and Waters’ belief that the complementary cultures will facilitate the successful integration of the two companies and implementation of the Transactions;

•	the complementary nature of the products, customers and markets of the two companies, which Waters believes should provide opportunities to mitigate risks and increase potential returns;

•

the Reverse Morris Trust transaction structure that affords an effective and economical choice for the Transactions because, among other things, it provides a tax-efficient method to combine Waters and the BD BDS Business and limits the combined company’s total leverage (as compared to an all-cash transaction) by allowing Waters to pay a substantial portion of the consideration for the Transactions in the form of shares of Waters Common Stock;

•

the oral opinion of Barclays rendered to the Waters Board on July 13, 2025 (which was confirmed in writing by delivery of Barclays’ written opinion addressed to the Waters Board dated July 13, 2025), that, as of the date of such opinion and based upon and subject to the factors and assumptions set forth in such opinion, the Exchange Ratio was fair from a financial point of view to Waters, as more fully described in the section entitled “—Opinion of Barclays”;

•

the terms and conditions of the Merger Agreement and the other Transaction Documents, which will result in a pro forma ownership of the fully diluted shares of Waters Common Stock being held approximately 39.2% by BD shareholders (in their capacity as such) and approximately 60.8% by Waters shareholders (in their capacity as such) (subject to adjustment in accordance with the terms of the Merger Agreement);

•	the presentation of the Financial Projections and Waters’ due diligence review and analysis of the Financial Projections;

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the fact that, following the Closing, the Waters Board would be composed of all of the current directors of Waters and one or two additional directors selected by BD after good faith consultation with Waters;

•	the fact that, following the Closing, Waters’ management team is expected to continue to be led by Waters’ current Chief Executive Officer and Chief Financial Officer;

•	the sufficiency of the indemnities being provided by BD to the combined company under the Separation Agreement and other Transaction Documents;

•

the Merger Agreement, the Separation Agreement and the other Transaction Documents, and the aggregate consideration to be paid by Waters pursuant to the Merger Agreement were the result of arm’s-length negotiations between representatives of Waters and BD; and

•	the ability of the Waters Board, in certain limited circumstances, to withdraw or modify its recommendation that Waters shareholders approve the Waters Share Issuance.

The Waters Board also considered certain countervailing factors in its deliberations concerning the Merger and the other Transactions, including:

•	the dilution of the ownership interests of Waters’ current shareholders that would result from the issuance of Waters Common Stock in the Merger;

•

the possibility that, in order to assure the tax-free nature of the Transactions (except with respect to cash received in lieu of fractional shares), Waters may be required, pursuant to the Merger Agreement, to issue additional shares of Waters Common Stock to BD shareholders as a result of changes in the

“share overlap” between the execution of the Merger Agreement and the Closing (and that, in the unlikely scenario where an adjustment to address the shareholder overlap is required, Waters shareholders would also receive a dividend for each additional share of Waters Common Stock required to be issued);

•

the risk that, notwithstanding the receipt of the IRS Ruling, the Waters Merger Tax Opinion, the BD Merger Tax Opinion and the BD Distribution Tax Opinion, the Transactions may not achieve their intended tax treatment, and Waters may in certain circumstances be required to indemnify BD for liabilities associated with the failure to achieve such tax treatment;

•

the restrictions imposed on Waters’ ability to take certain corporate actions under applicable U.S. federal income tax laws and the terms of the Tax Matters Agreement in order to preserve the tax treatment of the Transactions, which could reduce Waters’ ability to engage in certain future business transactions that may be advantageous;

•

the challenges and difficulties, foreseen and unforeseen, relating to the separation of the BDS Business from the other businesses of BD and the integration of the BDS Business with Waters’ operations, given the size of the BDS Business relative to Waters and its operations;

•	the risk that Waters may be unable to obtain the requisite affirmative vote of Waters shareholders to approve the Waters Share Issuance;

•

the possibility that the increased revenues, earnings, growth rates, and synergies expected to result from the Transactions may fail to materialize or may not be realized within the expected time frame, or that liabilities and expenses associated with the BDS Business or the integration of the BDS Business with Waters’ operations may prove greater than anticipated;

•

the one-time costs expected to be incurred in connection with the Transactions and the integration of the BDS Business with Waters’ operations, and the costs that Waters management believes are necessary to realize the anticipated synergies from the Transactions and the integration of the BDS Solutions with Waters’ operations;

•

the fact that projections of future results of operations of the combined company are necessarily estimates based on assumptions, and the risk that the combined company might not achieve those financial projections given the BDS Business’s recent performance relative to key competitors and headwinds facing the BDS Business;

•

the current state of the U.S. and global economies, including geopolitical risks and risks related to additional tariffs or trade restrictions and the current and potential impact of these conditions in both the near term and long term on Waters’ industry;

•	the risk that the Transactions and the integration process may divert management attention and resources away from other strategic opportunities and from operational matters;

•

the fact that the Transactions will result in a substantial increase in Waters’ level of indebtedness, and the risk that the combined company may be more adversely affected by an economic downturn than Waters would have been on a standalone basis given such increased indebtedness;

•	the fact that certain provisions of the Merger Agreement may dissuade third parties from seeking to acquire Waters or may otherwise increase the cost of any potential acquisition;

•

the fact that the Merger Agreement does not provide either party the right to terminate the Merger Agreement in order to immediately accept a Superior Proposal or permit either party to enter into an agreement to effect such a Superior Proposal prior to the termination of the Merger Agreement;

•	the fact that, pursuant to the Merger Agreement, Waters may be required to pay BD a termination fee of $733.0 million if the Merger Agreement is terminated under certain limited circumstances;

•	the fact that Waters may be required to reimburse BD for all or a portion of its financing-related expenses if the Merger Agreement is terminated under certain limited circumstances;

•

the risks inherent in requesting regulatory approval from multiple government agencies in multiple jurisdictions, as described in the section entitled “Regulatory Approvals,” that governmental authorities could attempt to condition their approval of the Transactions on compliance with certain burdensome conditions, or that regulatory approvals may be delayed;

•	the inability of Waters to influence the operations of the BDS Business during the potentially significant time period prior to the Closing;

•

the potential impact of the restrictions under the Merger Agreement on Waters’ ability to take certain actions during the period between the execution of the Merger Agreement and the Closing, as described in the section entitled “The Merger Agreement—Conduct of Business Pending the Merger”;

•

the possibility that the public announcement of the Transactions could have an adverse effect on Waters, including on Waters’ customers and operations and Waters’ ability to attract and retain key management and personnel during the period prior to the consummation of the Transactions;

•

that, for a limited period of time following the effectiveness of the Separation, the combined company will be dependent on the provision of certain transition services by BD and will be required to provide certain transition services to BD;

•	the indemnities being provided by the combined company to BD under the Separation Agreement and the other Transaction Documents;

•	the combined company’s assumption from BD of certain liabilities relating to the BDS Business, as described in the sections entitled “Separation and Distribution Agreement”;

•

the potential downward pressure on the share price of Waters Common Stock that may result after the completion of the Transactions if the combined company’s shareholders seek to sell their shares of Waters Common Stock and the possibility of associated shareholder litigation;

•

the fact that Waters’ executive officers may have certain interests in or receive certain benefits from the Transactions that are different from, or in addition to, those of Waters shareholders, as described in the section entitled “The Transactions—Interests of Directors and Executive Officers in the Merger”;

•

the risk that the Transactions may not be consummated in a timely manner or at all, including for reasons outside the control of Waters or BD, and the potential adverse consequences, including substantial costs that would be incurred, potential market reaction, and potential damage to Waters’ reputation, if the Transactions are not consummated or the Closing does not occur; and

•	other risks of the type and nature described in the section entitled “Risk Factors” and the matters described in the section entitled “Cautionary Statement Concerning Forward-Looking Statements.”

The foregoing discussion of the information and factors considered by the Waters Board is not exhaustive, but includes the material factors considered by the Waters Board, including factors that support the Transactions as well as those that weigh against them. In view of the wide variety of factors considered by the Waters Board in connection with its evaluation of the Transactions and the complexity of these matters, the Waters Board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. Rather, the Waters Board based its recommendation on the totality of the information presented to and considered by it. The Waters Board evaluated the factors described above with the assistance of Waters management and its legal and financial advisors. In considering the factors described above, individual members of the Waters Board may have viewed factors differently or given different weights to other or different factors.

In considering the recommendation of the Waters Board, you should be aware that certain of Waters’ directors and executive officers may have interests in the Transactions that may be different from, or in addition to, the interests of Waters shareholders generally. The Waters Board was aware of these interests and considered them when evaluating, negotiating and approving the Transaction, and in recommending to Waters shareholders that they vote in favor of the Waters Share Issuance Proposal. See the section entitled “—Interests of Directors and Executive Officers in the Merger.”

This explanation of the factors considered by the Waters Board utilizes forward-looking information and, therefore, should be read in light of the factors discussed in the sections entitled “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors.”

BD’s Reasons for the Merger; Recommendation of BD’s Board

The BD Board and its management team regularly review and evaluate various business strategic alternatives, including potential acquisitions, divestitures, and other strategic transactions, in light of its strategic objectives and returns to shareholders. As a result of that process, on February 5, 2025, BD publicly announced that it would pursue a plan to separate the BDS Business from the rest of BD, and that it would explore all opportunities to execute the separation in a manner that maximizes shareholder value. Subsequently, BD communicated with several select parties to determine their interest in acquiring the BDS Business. After conducting a bid process as further described in the section entitled “Background of the Merger,” the BD Board determined that the transaction with Waters was in the best interests of BD and its shareholders.

In reaching its decision to approve the Transactions, the BD Board believed that the Transactions would accomplish a number of important business objectives for BD, as well as provide enhanced opportunities for the resulting combined company, including:

•	the Transactions are expected to sharpen BD’s focus and leadership as a scaled, pure-play medical technology company;

•

the Transactions are expected to allow BD’s management team to concentrate on the expansion and growth of its businesses, allowing BD to pursue the development of business strategies most appropriate for BD’s remaining medical technology operations and to accelerate such remaining business’ innovation pipeline and commercial capabilities;

•

the Transactions will result in the combination of the BDS Business with Waters, with BD shareholders receiving 39.2% of the common stock of the new combined company, and such combined company is expected to be an innovative life science and diagnostics leader with pioneering technologies and an industry-leading financial outlook;

•

the Transactions are expected to enable the BDS Business as part of the combined life sciences company to have greater flexibility in deploying its capital and allocating resources in a manner more directly aligned with the objectives of the BDS Business and more consistent with its peers; and

•	the Transactions are expected to enhance BD’s capital allocation as a result of BD’s receipt of $4.0 billion of cash and the use of at least half of that cash for share repurchases.

The BD Board also consulted with members of BD’s management and BD’s financial and legal advisors to consider the likely impact on shareholders, as well as a wide variety of additional factors in favor of the Transactions, including, but not limited to, the following:

•

the potential value to BD shareholders of the 39.2% of then-outstanding fully diluted shares of Waters Common Stock that they will own after the consummation of the Transactions, including value resulting from the scale of the combined company, the diversity of its lines of business, the synergies and the potential upside that may result from the combination of the BDS Business and the Waters business;

•	the potential value to BD shareholders of holding 100% of the stock in a scaled, pure-play medical technology company with uniquely leading positions in large, attractive end-markets;

•

the strategic alternatives available to the BDS Business and the potential risks and benefits of such alternatives, including retaining the BDS Business, effecting a stand-alone spin-off transaction or engaging in a transaction that is taxable to shareholders and/or BD;

•	the fact that the Transactions resulted from a competitive process for the BDS Business conducted by BD and its advisors;

•

the expectation that the Separation, Distribution and Merger generally would result in a tax-efficient disposition of the BDS Business for BD and BD’s shareholders, by way of a tax-free spin-off to BD shareholders for U.S. federal income tax purposes (immediately followed by the Merger), whereas a sale of the BDS Business for cash would result in a taxable disposition for BD, making such a transaction potentially financially less attractive to BD or requiring potential counterparties to pay additional consideration in order for such a taxable transaction to be competitive with a Reverse Morris Trust transaction;

•	the complementary nature of the cultures of BD and Waters, and BD’s belief that the complementary cultures will facilitate the successful integration of the BDS Business with Waters; and

•	the other terms and conditions of the Merger Agreement, the Separation Agreement and the other Transaction Documents, which are summarized in this document.

During its deliberations, the BD Board also considered a variety of risks and other potentially negative factors, including the following:

•

there is no assurance that all conditions to the parties’ obligations to complete the Transactions will be satisfied or waived, and as a result, it is possible that the Transactions will not be completed, which may negatively affect BD;

•	the possibility that the Transactions will not be completed on the terms or timeline currently contemplated by BD and Waters or at all, including for reasons outside of the control of BD or Waters;

•

the risk that the focus and resources of management of BD, the BDS Business and Waters may be diverted from operational matters and other strategic opportunities while working to implement the Transactions;

•

the risk that BD, the BDS Business and Waters may be unable to recruit or retain employees or maintain or renew relationships with existing customers, suppliers, business partners, clinical participants and other third parties;

•

the risks relating to the execution of the separation of the BDS Business from the rest of BD, including the costs of the separation and the potential loss of economies of scale and synergies from being a part of larger BD, and the risk of not realizing the anticipated benefits of the separation;

•

the fact that the Merger Agreement provides for BD shareholders to receive a fixed percentage of the outstanding shares of Waters Common Stock, subject to adjustment as set forth in the Merger Agreement and described in this proxy statement/prospectus, and that the value of the Waters Common Stock received in the Merger could fluctuate significantly based on a number of factors, many of which are outside of the control of BD or are unrelated to the performance of the BDS Business and some of which are outside of the control of both BD and Waters, including general market conditions;

•

the challenges inherent in the combination of two businesses of the size, complexity and international operations of the BDS Business and Waters, including the possibility of encountering difficulties in achieving anticipated business synergies and cost savings in the amounts expected or in the time frame contemplated and successfully integrating the BDS Business’s business, operations and workforce with those of Waters;

•

the significant, one-time costs expected to be incurred in connection with the Transactions, including the costs of integrating Waters and BDS Business and realizing synergies, and the costs relating to any potential litigation that may result from the announcement or pendency of the Transactions;

•

provisions of the Merger Agreement that restrict BD’s ability to solicit or participate in discussions or negotiations regarding certain alternative acquisition proposals for the BDS Business during the pendency of the Transactions; and

•	the risks of the type and nature described under the section of this document entitled “Risk Factors.”

This discussion of the information and factors considered by the BD Board presented above is in no particular order and is not exhaustive. In view of the wide variety of factors considered by the BD Board in connection with the evaluation of the strategic alternatives available to BD and the evaluation of the Transactions and in view of the complexity of the factors and risks considered, the BD Board did not consider it practical to, nor did it attempt to, quantify, rank or assign relative weights to the factors that it considered in making its decision to approve the Merger Agreement, the Separation Agreement, the other Transaction Documents and the Transactions. Instead, the BD Board viewed its position and recommendation as being based on the totality of the information presented to and considered by it, including discussions with BD’s management and outside financial, tax and legal advisors. The BD Board considered the factors and risks described above, among others, and decided to approve the Merger Agreement, the Separation Agreement, the other Transaction Documents and the Transactions. In considering the factors and risks described above and any other factors, individual members of the BD Board may have held varied views of the relative importance of the factors considered, and the individual members of the BD Board may have given different weight, value, merit or consideration to different factors.

This discussion of BD’s reasons for the Transactions is forward looking in nature and should be read considering the factors discussed in the sections of this proxy statement/prospectus entitled “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors.”

Certain Financial Forecasts

As a matter of course, neither Waters nor BD generally makes public any long-term projections as to the future performance, earnings or other results, of Waters or BD (or the BDS Business), respectively, other than quarterly and annual guidance, financial guidance that may be provided to investors at an investor day and, from time to time, longer-term financial targets, as applicable, given the inherent unpredictability of the underlying assumptions and estimates for extended periods. However, in connection with its consideration of the potential combination of Waters and the BDS Business, Waters management prepared and provided to the Waters Board various financial projections related to Waters and the BDS Business. Among other things, Waters management prepared and provided to the Waters Board in May 2025 certain nonpublic revenue and earnings projections with respect to (i) Waters’ business, as a stand-alone company, for the fiscal years ending December 31, 2025 through 2034 (the “Waters Standalone Baseline Financial Projections”) (which period was selected due to Waters’ ordinary course planning, the multiyear product innovation cycles, regulatory adoption timelines, pricing programs and long duration commercial and productivity initiatives of Waters’ business) and (ii) an illustrative upside view of Waters’ expected future financial performance for the fiscal years ending December 31, 2025 through 2034 taking into account (A) a five-year sales growth percentage that is approximately 1% greater than the assumption underlying the analysis relied upon by the Waters Standalone Baseline Financial Projections, (B) general and administration expenses that are approximately 0.5% lower than such expenses incorporated in the Waters Standalone Baseline Financial Projections and (C) a greater percentage of free cash flows used to facilitate Waters’ share buyback program, among other items (the “Waters Standalone Advocacy Case Financial Projections” and, together with the Waters Standalone Baseline Financial Projections, the “Waters Standalone Financial Projections”).

On March 27, 2025, BD management provided to Waters management certain non-public financial projections related to the BDS Business for fiscal years ending September 30, 2025 through 2029 in connection with Waters’ due diligence review of such business. On May 27, 2025, BD management provided updates to such financial projections (such financial projections as updated, the “BD Management SpinCo Financial Projections”). Waters management made certain adjustments to the BD Management SpinCo Financial Projections and extrapolated such adjusted forecasts for fiscal years ending December 31, 2030 through 2034, based on Waters management’s judgment and experience in the industry, their evaluation of the BDS Business and their discussions with the management of BD (including the management of the BDS Business). Waters management provided to the Waters Board in July 2025 such adjusted and extrapolated projections with respect to the BDS Business for the fiscal years ending December 31, 2025 through 2034 (the “Waters Management Adjusted SpinCo Financial Projections”) (which period was selected due to Waters’ ordinary course planning, the multiyear product innovation cycles, regulatory adoption timelines, pricing programs and long duration commercial and productivity initiatives of Waters’ business). The Waters Standalone Baseline Financial Projections, the Waters Management Adjusted SpinCo Financial Projections and certain estimates of synergies with respect to the combined company expected by Waters management to result from the Transactions beginning Waters’ fiscal year ending December 31, 2026 (the “Waters Management Expected Synergies”), were approved by the Waters Board for use by Barclays, Waters’ financial advisor, on June 2, 2025. The Waters Management Expected Synergies were furnished to Waters’ financial advisor, by Waters management on July 1, 2025 for use by Barclays in connection with the opinion described under “Opinion of Barclays.” The Waters Standalone Advocacy Case Financial Projections were furnished to BD on May 22, 2025. The Waters Standalone Financial Projections, the Waters Management Adjusted SpinCo Financial Projections and the Waters Management Expected Synergies are referred to herein as, the “Waters Projections” (and together with the BD Management SpinCo Financial Projections, the “Financial Projections”).

The Financial Projections were not prepared with a view toward public disclosure and the summary thereof is included in this proxy statement/prospectus solely to give Waters stockholders access to certain information that was made available to the Waters Board in connection with the Waters Board’s consideration of the Transactions and to Waters’ financial advisor. The summary is not included in this proxy statement/prospectus to influence any Waters stockholders to make any investment or voting decision with respect to the Transactions or for any other purpose. In particular, the Financial Projections should not be viewed as public guidance. By including the Financial Projections in this proxy statement/prospectus, none of Waters, BD, the BDS Business nor any of their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any security holder regarding the information included in the Financial Projections or the ultimate performance of SpinCo or any of its affiliates or the combined company compared to the information contained in the Financial Projections. Neither BD nor Waters has made any representation in the Merger Agreement, the other Transaction Documents or otherwise, concerning the Financial Projections. The Financial Projections were prepared by, or at the direction of Waters management (as it relates to the Waters Projections) and BD management (as it relates to the BD Management SpinCo Financial Projections) and were not prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.

Certain of the financial information contained in the Financial Projections are considered non-GAAP financial measures. Waters management and BD management provided this information because Waters and BD management believed it could be useful in evaluating the businesses that are the subject of such financial information. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by each of Waters and BD may not be comparable to similarly titled amounts used by other companies. Financial measures provided to any financial advisor in this context were not prepared with a view toward public disclosure and are excluded from the definition of non-GAAP financial measures under applicable SEC rules and regulations. As a result, such Financial Projections are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure.

The unaudited forward-looking financial information included in this proxy statement/prospectus has been prepared by, and is the responsibility of, Waters management.

PricewaterhouseCoopers LLP has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the unaudited forward-looking financial information contained in this proxy statement/prospectus and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The report of PricewaterhouseCoopers LLP incorporated by reference in this proxy statement/prospectus relates to Waters’ previously issued financial statements. It does not extend to the unaudited forward-looking financial information and should not be read to do so.

Ernst & Young LLP has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the unaudited forward-looking financial information contained in this proxy statement/prospectus and, accordingly, Ernst & Young LLP does not express an opinion or any other form of assurance with respect thereto. The report of Ernst & Young LLP included in this proxy statement/prospectus relates to the BDS Business’s audited financial statements as of September 30, 2025 and 2024 and for the years ended September 30, 2025, 2024 and 2023. The report does not extend to the unaudited forward-looking financial information and should not be read to do so.

The Financial Projections are forward-looking statements that involve inherent risks and uncertainties. Further, the Financial Projections cover multiple years in the future and such information by its nature becomes less predictive with each successive quarter and year. The Financial Projections included in this proxy statement/prospectus should not be relied on as necessarily predictive of actual future events nor construed as financial guidance. Waters shareholders are urged to read the section of this proxy statement/prospectus entitled “Cautionary Statement Concerning Forward-Looking Statements” for additional information regarding the risks inherent in forward-looking information such as the Financial Projections. Waters stockholders also should review the factors described in the section of this proxy statement/prospectus entitled “Risk Factors” and those risk factors incorporated in this proxy statement/prospectus by reference from Item 1A of Waters’ annual report on Form 10-K for the fiscal year ended December 31, 2024, from Item 1A of Waters’ quarterly report on Form 10-Q for the quarter ended September 27, 2025 and from Item 1A of BD’s annual report on Form 10-K for the fiscal year ended September 30, 2025 and subsequent filings with the SEC. The Financial Projections also reflect numerous variables, expectations and assumptions available at the time they were prepared as to certain business decisions that are subject to change and such Financial Projections do not reflect revised prospects for Waters’ business or the BDS Business or changes in general business or economic conditions or any other transactions, circumstances or events occurring after the date they were prepared, including the Transactions contemplated by the Merger Agreement and the Separation Agreement and the effect of any failure of the Merger or the other Transactions to occur. As a result, actual results may differ materially from those contained in the Financial Projections. Accordingly, there can be no assurance that the Financial Projections summarized below will be realized or that actual results will not materially vary from such projections. Further, the inclusion of the summaries of the Financial Projections in this proxy statement/prospectus does not constitute an admission or representation by Waters or any of its affiliates that this information is material. Waters stockholders are urged to review the description of the reported and anticipated results of operations and financial condition and capital resources, including Waters’ and the BDS Business’s historical financial statements, included elsewhere in this proxy statement/prospectus.

Waters and BD do not intend to, and, except to the extent required by applicable law expressly disclaim any obligation to, update, revise or correct the Financial Projections to reflect circumstances existing or arising after the date such projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the Financial Projections are shown to be in error or any of the Financial Projections otherwise would not be realized.

For the foregoing reasons, the inclusion of the Financial Projections in this proxy statement/prospectus should not be regarded as an indication that Waters, BD, SpinCo or their respective affiliates or representatives considered or consider the Financial Projections to be necessarily predictive of actual future events, and the Financial Projections should not be relied upon as such. The Financial Projections should be evaluated in conjunction with the limitations described above and the historical financial statements and other information regarding Waters’ business and the BDS Business contained elsewhere in this proxy statement/prospectus. In light of the foregoing factors and the uncertainties inherent in financial projections, Waters stockholders are cautioned not to place undue reliance on these Financial Projections and urged to review Waters’ and the BDS Business’s historical financial statements, included elsewhere in this proxy statement/prospectus, for a description of their reported financial results.

Waters Standalone Baseline Financial Projections

The Waters Standalone Baseline Financial Projections were prepared during May 2025 and were based upon numerous estimates, expectations, beliefs, opinions and assumptions with respect to Waters’ business, including its results of operations and financial condition, customer requirements and competition, and with respect to general business, economic, market, regulatory and financial conditions and other future events, all of which are difficult to predict and many of which are beyond Waters’ control and may not be realized. Waters management believes that the estimates and expectations, beliefs, opinions and assumptions used as a basis for the Waters Standalone Baseline Financial Projections were reasonable based on the information available to Waters management at the time prepared. However, the Waters Standalone Baseline Financial Projections are not a guarantee of actual future performance. The future financial results of Waters’ business may differ materially from those expressed in the Waters Standalone Baseline Financial Projections due to various factors, including factors that are beyond Waters’ ability to control or predict. The Waters Standalone Baseline Financial Projections, (i) do not take into account any transactions, circumstances or events occurring after the date they were prepared, including the Transactions, costs and expenses incurred or to be incurred in connection with the Transactions, synergies expected to result from the Transactions or costs and expenses necessary to achieve anticipated synergies, or the effect of any failure of the merger or the other Transactions to occur; (ii) are not necessarily indicative of current market conditions or values or future performance, which may be significantly more or less favorable than as set forth in the Waters Standalone Baseline Financial Projections; and (iii) are not, and should not be regarded as, a representation that any of the results or expectations contained in, or forming a part of, the Waters Standalone Baseline Financial Projections will be achieved. Certain of the key assumptions made by Waters management in connection with the preparation of the Waters Standalone Financial Projections include, without limitation, (A) a nine-year compound annual growth rate on revenue of 6.8% for the fiscal years ending December 31, 2025 through 2034 (reflecting Waters’ long-term growth characteristics, historical growth rates, risk-adjusted uplift from pricing and idiosyncratic growth drivers (i.e., PFAS, GLP-1s and India Generics), and the cyclical nature of demand for analytical instruments), (B) a tax rate of approximately 16.5% (based on Waters’ 2024 effective tax rate and expectations for 2025), (C) a projected 36% Adjusted EBITDA margin for 2025 aligning with Waters’ 2024 operating profile (with an expectation to expand to 41% in 2034, as a result of, among other things, approximately 1% of expected risk-adjusted annual pricing improvement in revenue yielding an estimated approximately 0.30% of Adjusted EBITDA margin expansion per year, together with incremental risk-adjusted volume leverage which contributes further approximately 0.25% of annual margin expansion), and (D) projected free cash flows equal to 25% of sales in 2025, in line with historical performance, expanding to 29% of sales in 2034 driven by Adjusted EBITDA margin expansion. Waters management evaluated the reasonableness of the Waters Standalone Financial Projections by comparing key revenue, margin and growth assumptions to Waters’ historical performance, and incorporated certain pipeline product development, growth opportunities, and other business initiatives on a risk-adjusted basis. Waters management prepared the Waters Standalone Baseline Financial Projections and Waters Standalone Advocacy Case Financial Projections as alternative scenarios. The Waters Standalone Baseline Financial Projections were prepared to reflect a base-case view of achievable risk-adjusted performance, whereas the Waters Standalone Advocacy Case Financial Projections were prepared to reflect potential performance from full structural uplift from growth opportunities. Each scenario was prepared based on Waters management’s reasonable judgment and estimates, market estimates of forecasted growth in global prescription volumes and the forthcoming small-molecule loss-of-exclusivity cycle, and knowledge of the industries in which Waters operates. No further probability assessment was undertaken with respect to these projections.

The following table presents a summary of the Waters Standalone Baseline Financial Projections for the fiscal years ending December 31, 2025 through 2034 and is subject to the important qualifications, limitations, and cautionary considerations described above.

	Fiscal Year ending December 31,
(USD in millions)	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E
Revenue	$3,106	$3,293	$3,532	$3,798	$4,084	$4,370	$4,665	$4,968	$5,279	$5,596
Adjusted EBITDA(1)	$1,114	$1,195	$1,296	$1,410	$1,541	$1,678	$1,822	$1,972	$2,122	$2,276
Unlevered Free Cash Flow(2)	$772	$825	$890	$969	$1,063	$1,166	$1,272	$1,382	$1,493	$1,608

(1)	Adjusted EBITDA is a non-GAAP financial measure and was calculated as earnings before interest, taxes, depreciation and amortization, and includes stock-based compensation expense.
(2)	Unlevered free cash flow represents Adjusted EBITDA less taxes, capital expenditure, and capitalized software, plus or minus changes in net working capital.

The Waters Standalone Advocacy Case Financial Projections reflect certain more optimistic assumptions, including with respect to Waters’ revenue and Adjusted EBITDA. Certain of the key assumptions made by Waters’ management in connection with the preparation of the Waters Advocacy Case Financial Projections include, without limitation, (A) revenue growth assumptions incorporating the full structural uplift from Waters’ idiosyncratic growth drivers (PFAS, GLP-1s and India Generics) and pricing benefits, (B) projected Adjusted EBITDA margin expansion as a result of approximately 1.5% of expected annual pricing improvement in revenue yielding an estimated result of approximately 0.45% of annual Adjusted EBITDA margin expansion, together with incremental volume leverage which contributes a further 0.5% of annual Adjusted EBITDA margin expansion, and the execution of productivity initiatives, across procurement, digitization and process excellence, which contribute a risk-adjusted 0.15% of further annual Adjusted EBITDA margin expansion and (C) projected free cash flows increase from 25% to 33% of sales over the relevant period driven by Adjusted EBITDA margin expansion. Waters management provided the Waters Standalone Financial Advocacy Case Projections to Waters’ financial advisors; however, based on Waters management’s assessments regarding the Waters Standalone Baseline Financial Projections and the Waters Standalone Advocacy Case Financial Projections, Waters’ financial advisors were directed to use and rely upon the Waters Standalone Baseline Financial Projections for purposes of their respective financial analyses and opinions as more fully described above under “Opinion of Barclays.” The Waters Standalone Advocacy Case Financial Projections were furnished to BD on May 22, 2025.

The following table presents a summary of certain of the Waters Standalone Advocacy Case Financial Projections for the fiscal years ending December 31, 2025 through 2034 and is subject to the important qualifications, limitations, and cautionary considerations described above.

	Fiscal Year ending December 31,
(USD in millions)	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E
Revenue	$3,135	$3,368	$3,635	$3,929	$4,244	$4,572	$4,921	$5,275	$5,640	$6,002
Adjusted EBITDA(1)	$1,129	$1,247	$1,380	$1,533	$1,703	$1,886	$2,088	$2,301	$2,528	$2,761
Unlevered Free Cash Flow (2)	$778	$855	$950	$1,059	$1,184	$1,320	$1,469	$1,632	$1,804	$1,985

(1)	Adjusted EBITDA is a non-GAAP financial measure and was calculated as earnings before interest, taxes, depreciation and amortization, and includes stock-based compensation expense.
(2)	Unlevered free cash flow represents Adjusted EBITDA less tax, capital expenditure and capitalized software, plus or minus changes in net working capital.

BD Management SpinCo Financial Projections

The BD Management SpinCo Financial Projections were based upon numerous estimates and expectations, beliefs, opinions and assumptions with respect to the BDS Business, including its results of operations and financial condition, customer requirements and competition, and with respect to general business, economic, market, regulatory and financial conditions and other future events, many of which are beyond BD’s control and may not be realized. All of these items are inherently difficult to estimate or accurately forecast, including due to various assumptions about the price of raw materials, the timing of the delivery of customer orders, fluctuating exchange rates and interest rates. BD management believes that the estimates and expectations, beliefs, opinions and assumptions used as a basis for the BD Management SpinCo Financial Projections were reasonable based on the information available to BD management at the time prepared including historical practices and results as well as the status of current commercial discussions. However, the BD Management SpinCo Financial Projections are not a guarantee of actual future performance. The future financial results of the BDS Business may differ materially from those expressed in the BD Management SpinCo Financial Projections due to various factors, including factors that are beyond BD’s ability to control or predict. In addition, the BD Management SpinCo Financial Projections do not take into account any transactions, circumstances or events occurring after the date they were prepared, including the Transactions, costs and expenses incurred or to be incurred in connection with the Transactions, or the effect of any failure of the Merger or the other Transactions to occur. Moreover, the BD Management SpinCo Financial Projections are not necessarily indicative of current market conditions or values or future performance, which may be significantly more or less favorable than as set forth in the BD Management SpinCo Financial Projections, and are not, and should not be regarded as, a representation that any of the expectations contained in, or forming a part of, the BD Management SpinCo Financial Projections will be achieved. Certain of the key assumptions made by BD’s management in connection with the preparation of the BD Management SpinCo Financial Projections reflecting BD management’s assumptions regarding near-term new product launches, which reflects the BDS Business’s ongoing, ordinary course pipeline introduction of new and enhanced generations of instruments and associated consumable products on a regular basis across the various product platforms of the BDS Business (none of which individually were assumed to have a material impact on the BD Management SpinCo Financial Projections); gross margin improvement resulting from BD’s enterprise-wide initiatives to drive annual efficiencies and improvements across the BD organization; operating expenses modeled on historical performance; a projected ~6% revenue CAGR driven by normalization of research funding and macro conditions; recovery of blood-culture product growth following an impact in 2024 from supply disruption; and margin expansion from operating leverage. No further probability assessment was undertaken with respect to these projections.

The following table presents a summary of the key BD Management SpinCo Financial Projections for the fiscal years ending September 30, 2025 through 2029 and is subject to the important qualifications, limitations, and cautionary considerations described above.

	Fiscal Year ending September 30,
(USD in millions)	2025E	2026E	2027E	2028E	2029E
Revenue	$3,353	$3,598	$3,829	$4,076	$4,345
Adjusted EBITDA	$1,004–$1,007	$1,141	$1,291	$1,443	$1,594

(1)

Adjusted EBITDA as presented in the BD Management SpinCo Financial Projections is a non-GAAP financial measure calculated as earnings before interest, taxes, depreciation and amortization, and includes the direct operating costs attributable to the BDS Business, including stock-based compensation expense. Adjusted EBITDA also excludes one-time costs related to restructuring and integration activities. In comparison, the BDS Business’s audited combined statement of income for the year ended September 30, 2025, which was prepared in accordance with U.S. GAAP and SEC Regulation S-X, includes an allocation of indirect costs in accordance with SAB Topic 1.B. These indirect costs primarily reflect corporate expenses incurred by BD as a result of BD’s organizational and operational structure.

Waters Management Adjusted SpinCo Financial Projections

Waters management was provided, in connection with its due diligence review of the BDS Business, the BD Management SpinCo Financial Projections as described above. Waters management made certain adjustments to the BD Management SpinCo Financial Projections to reflect (i) Waters management’s independent projections to reflect its assessment of the business, including revenue growth expectations, profitability, and other key assumptions, (ii) an estimate of incremental operating costs Waters management would expect the BDS Business to incur which were not included in the BD Management SpinCo Financial Projections and (iii) adjustments to reflect the BD Management SpinCo Financial Projections on a calendar year basis as of December 31st. Such adjustments were made based on Waters management’s judgment and experience in the industry, its analysis of the BDS Business and discussions between BD management and Waters management. The Waters Management Adjusted SpinCo Financial Projections were based upon numerous estimates and expectations, beliefs, opinions and assumptions with respect to the BDS Business, including its results of operations and financial condition, customer requirements and competition, and with respect to general business, economic, market, regulatory and financial conditions and other future events, all of which are difficult to predict and many of which are beyond Waters’ control and may not be realized. Waters management believes that the estimates and expectations, beliefs, opinions and assumptions used as a basis for the Waters Management Adjusted SpinCo Financial Projections were reasonable based on the information available to Waters management at the time the adjustments were made. However, the Waters Management Adjusted SpinCo Financial Projections are not a guarantee of actual future performance.

The future financial results of the BDS Business may differ materially from those expressed in the Waters Management Adjusted SpinCo Financial Projections due to various factors, including factors that are beyond Waters’ ability to control or predict.

The Waters Management Adjusted SpinCo Financial Projections (i) do not take into account any transactions, circumstances or events occurring after the date the adjustments were made, including the Transactions, costs and expenses incurred or to be incurred in connection with the Transactions, potential synergies expected to result from the Transactions or costs and expenses necessary to achieve anticipated synergies, or the effect of any failure of the merger or the other Transactions to occur; (ii) are not necessarily indicative of current market conditions or values or future performance, which may be significantly more or less favorable than as set forth in the Waters Management SpinCo Financial Projections; and (iii) are not, and should not be regarded as, a representation that any of the results or expectations contained in, or forming a part of, the Waters Management Adjusted SpinCo Financial Projections will be achieved. Certain of the key assumptions made by Waters’ management in connection with the preparation of the Waters Management Adjusted SpinCo Financial Projections include, without limitation:

(A)

an illustrative nine-year compound annual revenue growth rate on revenue of 5.8% for the fiscal years ending December 31, 2025 through 2034 (reflecting the BDS Business’s core growth normalization with near-term U.S. academic and drug discovery end-market headwinds and benefit from new product launches);

(B)	an unlevered tax rate of approximately 19% (based on SpinCo’s effective tax rate and expectations for 2025);

(C)

a projected 27% Adjusted EBITDA margin for 2026 consistent with the Adjusted EBITDA margin of 26.5% for SpinCo’s fiscal year 2025, derived from a 2025 GAAP EBITDA margin of 18.5%, adjusted to reflect an approximate 6.5% increase resulting from the replacement of BD-allocated corporate and public-company costs (approximately 11% of sales) with Waters’ ongoing operating costs, including TSA costs (approximately 4.5% of sales), and the exclusion of one-time restructuring and product-litigation charges, contributing an additional approximate 1.5% increase. The BDS Business audited combined statement of income for the year ended September 30, 2025, which was prepared in accordance with U.S. GAAP and SEC Regulation S-X, includes an allocation of indirect costs in accordance with SAB Topic 1.B. These indirect costs primarily reflect corporate expenses and public company costs incurred by BD as a result of

BD’s organizational and operational structure. Waters, with support from an accounting firm, conducted a bottoms-up cost analysis to estimate incremental costs required to operate the BDS Business post-separation. Waters estimates these ongoing costs at approximately 4.5% of sales, consisting of approximately 2.7% of sales for TSA services and approximately 1.8% of sales for incremental ongoing oversight; and

(D)

projected free cash flows equal to 17% of sales in 2026, expanding to 21% of sales in 2034 as a result of approximately 0.5% of expected annual pricing improvement in revenue, consistent with historic levels, yielding an estimated result of approximately 0.2% of annual Adjusted EBITDA margin expansion, together with incremental volume leverage which contributes a further approximately 0.3% of annual Adjusted EBITDA margin expansion, and the execution of productivity initiatives, particularly in manufacturing and supply chain, which contribute a risk-adjusted 0.1% of further annual Adjusted EBITDA margin expansion.

Waters management evaluated the reasonableness of the Waters Management Adjusted SpinCo Financial Projections by comparing SpinCo’s projected growth and margin trajectory to independent market segment growth analyses prepared by BCG. This included a review of underlying segment-level market growth expectations and known industry headwinds and tailwinds. The Waters Adjusted SpinCo Financial Projections incorporated Waters’ management’s judgment regarding market risks, competitive dynamics, and operational execution and achievability.

The following table presents a summary of the Waters Management Adjusted SpinCo Financial Projections for the calendar years ending December 31, 2025 through 2034 and is subject to the important qualifications, limitations, and cautionary considerations described above.

	Fiscal Year ending December 31,
(USD in millions)	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E
Revenue	$3,354	$3,505	$3,679	$3,894	$4,127	$4,380	$4,647	$4,934	$5,242	$5,575
Adjusted EBITDA(1)	$928	$944	$999	$1,086	$1,183	$1,290	$1,398	$1,517	$1,640	$1,772
Unlevered Free Cash Flow(2)	$634	$606	$645	$703	$771	$845	$924	$1,007	$1,094	$1,187

(1)	Adjusted EBITDA is a non-GAAP financial measure and was calculated as earnings before interest, taxes, depreciation and amortization, and includes stock-based compensation expense.
(2)	Unlevered free cash flow represents Adjusted EBITDA less tax, capital expenditure and capitalized software, plus or minus changes in net working capital.

Waters Management Expected Synergies

The Waters Management Expected Synergies were prepared by Waters management. The Waters Management Expected Synergies were derived in part from analysis of Waters and the BDS Business based on Waters management’s due diligence review. The Waters Management Expected Synergies were based upon numerous estimates and expectations, beliefs, opinions and assumptions with respect to the post-Transaction combination of Waters and the BDS Business, including its cost and operating structure, results of operations and financial condition, customer requirements and competition, and with respect to general business, economic, market, regulatory and financial conditions and other future events, all of which are difficult to predict and many of which are beyond Waters’ control and may not be realized. Waters management believes that the estimates and expectations, beliefs, opinions and assumptions used as a basis for the Waters Management Expected Synergies were reasonable based on the information available to Waters management at the time prepared. However, the Waters Management Expected Synergies are not a guarantee of actual future performance or ability to achieve the estimated synergies. The future financial consequences to Waters of the consummation of the Transactions may differ materially from those expressed in the Waters Management Expected Synergies due to various factors, including factors that are beyond Waters’ ability to control or predict. Important factors that may affect

Waters’ actual ability to achieve these estimated synergies are further described under “Cautionary Statement Concerning Forward-Looking Statements.” Information regarding the uncertainties associated with realizing these estimated synergies is also described under “Risk Factors.”

The Waters Management Expected Synergies (i) assume the consummation of the Transactions not later than the first half of 2026 and are not necessarily indicative of current market conditions or values or future performance, which may be significantly more or less favorable than as set forth in the Waters Management Expected Synergies; and (ii) are not, and should not be regarded as, a representation that any of the results or expectations contained in, or forming a part of, the Waters Management Expected Synergies will be achieved. The Waters Management Expected Synergies anticipate approximately $345.0 million in annualized Adjusted EBITDA synergies by the fifth year post-Closing, which assumes (A) approximately $290.0 million revenue synergies phased in over five years, including approximately $115.0 million from the application of Waters’ established commercial excellence initiatives to the BDS Business, including $20.0 million ascribed to instrument replacement initiatives, $75.0 million from expanded e-commerce penetration and $20.0 million from increased service attachment rates; approximately $115.0 million from unlocking and accelerating high-growth adjacencies, including $40.0 million tied to bioanalytical characterization expansion, $35.0 million from new bioseparations projects and $40.0 million from capabilities expansion in multiplex diagnostics; and approximately $60.0 million from identified cross-selling opportunities between the BDS Business and Waters across the combined customer base and (B) approximately $200.0 million cost synergies phased in over three years, including approximately $80.0 million from manufacturing and supply chain initiatives, including $40.0 million tied to network optimization, $30.0 million in direct procurement savings, and $10.0 million in freight and logistics consolidation; approximately $75.0 million from commercial and service initiatives, primarily through the consolidation of digital infrastructure and central commercial and service oversight, and approximately $45.0 million, split between indirect procurement savings and leveraging Waters’ global capability center to insource existing outsourced services, in each case, subject to the important qualifications, limitations, and cautionary considerations described above. The expected synergies are based on management’s detailed diligence, integration planning and historical execution of similar initiatives. The assumptions reflect risk-adjusted estimates phased over multiple years and are consistent with Waters’ prior experience implementing comparable commercial and cost initiatives. Waters undertook an independent review of the Waters Management Expected Synergies and representatives of BCG were engaged to evaluate the reasonableness of the Waters Management Expected Synergies. Representatives of BCG benchmarked the cost-synergy estimates against synergy levels observed in comparable transactions and concluded that the projected cost synergies were reasonable, BCG representatives also assessed the underlying drivers, commercial assumptions and ramp-up timelines and determined the reasonableness and achievability of the revenue synergies. From this base, cost and revenue synergy estimates were further reduced and risk-adjusted, with certain items excluded from the final estimate to enhance achievability and provide prudence for unforeseen factors.

Opinion of Barclays

Waters retained Barclays to provide a fairness opinion in connection with the proposed Merger. At the meeting of the Waters Board on July 13, 2025, Barclays rendered its oral opinion, subsequently confirmed in a written opinion dated July 13, 2025, that as of such date, and based upon and subject to the various assumptions, procedures, matters, qualifications and limitations on the scope of the review undertaken by Barclays as set forth in the written opinion, the Exchange Ratio in the Transaction was fair to Waters from a financial point of view.

The full text of the written opinion of Barclays, dated as of July 13, 2025, which sets forth, among other things, the assumptions made, procedures followed, matters considered, qualifications and limitations on the scope of the review undertaken by Barclays in rendering its opinion, is attached to this proxy statement/prospectus as Annex C. You are encouraged to read the opinion carefully and in its entirety. The summary of the opinion of Barclays set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion.

Barclays’ opinion, the issuance of which was approved by Barclays’ Valuation and Fairness Opinion Committee, was rendered for the benefit of the Waters Board, in its capacity as such, and addressed only the fairness, from a financial point of view, to Waters of the Exchange Ratio in the Transaction as of the date of the opinion. Barclays’ opinion did not address any other aspect of the Merger or related transactions, including the prices at which Waters Common Stock will trade following consummation of the Merger or any other matter. The terms of the Transaction were determined through arm’s-length negotiations between Waters and BD and were approved by the Waters Board. Barclays did not recommend any specific form of consideration to Waters or that any specific form of consideration constituted the only appropriate consideration for the Transactions. Barclays was not requested to address, and its opinion does not in any manner address, Waters’ underlying business decision to proceed with or effect the Transactions, the likelihood of consummation of the Transactions or the relative merits of the Transactions as compared to any other transaction or business strategy in which Waters may engage. In addition, Barclays expressed no opinion on, and its opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Transactions, or any class of such persons, relative to the consideration paid in the Transactions or otherwise. The opinion was addressed to, and rendered for the benefit of, the Waters Board and was not intended to, and did not, constitute advice or a recommendation to any shareholder of Waters as to how such shareholder should vote with respect to the Transactions.

In arriving at its opinion, Barclays, among other things, reviewed and analyzed:

•

A draft of the Merger Agreement, dated as of July 13, 2025, a draft of the Separation Agreement, dated as of July 13, 2025, a draft of the SpinCo Bridge Commitment Letter, dated as of July 11, 2025 and the specific terms of the Transactions and certain other related documents;

•

Publicly available information concerning Waters, BD and the BDS Business, that Barclays believed to be relevant to its analysis, including Waters’ Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 2025 as well as BD’s Annual Report on Form 10-K for the fiscal year ended September 30, 2024 and Quarterly Reports on Form 10-Q for the fiscal quarters ended December 31, 2024 and March 31, 2025;

•

Financial and operating information with respect to the business, operations and prospects of Waters, BD and the BDS Business furnished to Barclays by Waters and BD, including financial projections of Waters and the BDS Business prepared by management of Waters and the BDS Business, respectively, as summarized under “The Transactions—Certain Financial Forecasts”;

•	A trading history of shares of Waters Common Stock from July 10, 2015 to July 11, 2025 and a comparison of that trading history with those of other companies that Barclays deemed relevant;

•	A comparison of historical financial results and present financial condition of Waters and the BDS Business with each other and with those of other companies that Barclays deemed relevant;

•	A comparison of the financial terms of the Transactions with the financial terms of certain other transactions that Barclays deemed relevant;

•

The pro forma impact of the Transactions on the future financial performance of the combined company resulting from the Merger, including operating synergies expected by the management of Waters to result from the combination of Waters and the BDS Business (the “Waters Management Expected Synergies”), as summarized under “The Transactions—Certain Financial Forecasts”; and

•	The relative contributions of Waters and the BDS Business to the future financial performance of the combined company on a pro forma basis.

In addition, Barclays had discussions with the management of Waters concerning its business, operations, assets, liabilities, financial condition and prospects and has undertaken such other studies, analyses and investigations as Barclays deemed appropriate.

In arriving at its opinion, Barclays assumed and relied upon the accuracy and completeness of the financial and other information used by Barclays without any independent verification of such information (and assumed no responsibility or liability for any independent verification of such information) and further relied upon the assurances of the management of Waters that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Financial Projections, upon the advice of Waters, Barclays assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Waters as to the future financial performance of Waters and the BDS Business, respectively, and that Waters and the BDS Business will perform substantially in accordance with such projections. Furthermore, upon the advice of Waters, Barclays assumed that the amounts and timing of the Waters Management Expected Synergies are reasonable and that the Waters Management Expected Synergies will be realized in accordance with such estimates. Barclays assumed no responsibility for and expressed no view as to any such projections or estimates or the assumptions on which they were based. In arriving at its opinion, Barclays did not conduct a physical inspection of the properties and facilities of Waters and did not make or obtain any evaluations or appraisals of the assets or liabilities of Waters. Barclays’ opinion related to the relative values of Waters and the BDS Business as of the date thereof. Barclays’ opinion necessarily was based upon market, economic and other conditions as they existed on, and could be evaluated as of, July 11, 2025. Barclays assumes no responsibility for updating or revising its opinion based on events or circumstances that may occur after July 11, 2025. Barclays expresses no opinion as to the prices at which shares of Waters Common Stock or shares of BD Common Stock would trade following the announcement or consummation of the proposed Transaction. Barclays’ opinion should not be viewed as having provided any assurance that market value of the shares of Waters Common Stock or BD Common Stock to be held by the shareholders of Waters or BD after the consummation of the Transactions will be in excess of the market value of Waters Common Stock or BD Common Stock owned by such shareholders at any time prior to the announcement or consummation of the Transactions.

Barclays assumed that the executed Transaction Documents would conform in all material respects to the last drafts reviewed by Barclays. In addition, Barclays assumed the accuracy of the representations and warranties contained in the Transaction Documents, as applicable, and all other agreements related thereto. Barclays assumed, upon the advice of Waters, that all material governmental, regulatory and third-party approvals, consents and releases for the proposed Transactions would be obtained within the constraints contemplated by the Transaction Documents and that the Transactions will be consummated in accordance with the terms of the Transaction Documents without waiver, modification or amendment of any material term, condition or agreement thereof. Barclays also assumed there would be no adjustment to the Exchange Ratio other than as expressly provided in, and solely to the extent required by, Section 3.1(c) of the Merger Agreement and in circumstances in which a corresponding Waters Special Dividend is declared and paid pursuant to Section 3.1(c) of the Merger Agreement. Barclays also assumed that if the Aggregate Adjustment Amount exceeds the Step 1 Cap or the Step 2 Cap, then the amount of the SpinCo Cash Distribution will be decreased and the amount of the Waters Special Dividend will be increased, in each case in accordance with Section 3.1(c)(ii) of the Merger Agreement, and that any adjustment to the Exchange Ratio will not be in excess of the Aggregate Cap if the sum of the increase of the Waters Special Dividend and the absolute value of the decrease in the amount of the SpinCo Cash Distribution is less than the amount by which the adjustment exceeds the Aggregate Cap. Barclays also assumed Waters and SpinCo would obtain financing in accordance with the terms set forth in Waters Commitment Letter and the SpinCo Bridge Commitment Letter, respectively. Barclays did not express any opinion as to any tax or other consequences that might result from the Transactions, to any party or any shareholder, nor did the opinion address any legal, tax, regulatory or accounting matters, as to which Barclays understood that Waters had obtained such advice as it deemed necessary from qualified professionals. Barclays assumed that the Merger would qualify for U.S. Federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Code, and that the Distribution would be tax-free to BD and the shareholders of BD pursuant to Section 355 of the Code. Barclays did not independently verify that this tax treatment would be available in respect of the Transactions, and expressed no view with respect to the tax treatment or consequences that will apply to or result from the Transactions.

In arriving at its opinion, Barclays did not attribute any particular weight to any single analysis or factor considered by it but, rather, made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the Transactions. Accordingly, Barclays believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

Summary of Material Financial Analyses

The following is a summary of the material financial analyses used by Barclays in connection with its oral opinion and the preparation of its written opinion to the Waters Board dated July 13, 2025. The summary of Barclays’ analyses and reviews provided below is not a complete description of the analyses and reviews underlying Barclays’ opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of analyses and review and the application of those methods to particular circumstances, and, therefore, is not readily susceptible to summary description.

For the purposes of its analyses and reviews, Barclays made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Waters, BD, SpinCo or any other parties to the Transactions. No company, business or transaction considered in Barclays’ analyses and reviews is identical to Waters, the BDS Business or the Merger, and an evaluation of the results of those analyses and reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions considered in Barclays’ analyses and reviews. None of Waters, SpinCo, BD, Barclays or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of companies, businesses or securities do not purport to be appraisals or reflect the prices at which the companies, businesses or securities may actually be sold. Accordingly, the estimates used in, and the results derived from, Barclays’ analyses and reviews are inherently subject to substantial uncertainty.

The summary of the financial analyses and reviews summarized below include information presented in tabular format. In order to fully understand the financial analyses and reviews used by Barclays, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses and reviews. Considering the data in the tables below without considering the full description of the analyses and reviews, including the methodologies and assumptions underlying the analyses and reviews, could create a misleading or incomplete view of Barclays’ analyses and reviews.

As noted above, Barclays’ opinion assumed there would be no adjustment to the Exchange Ratio other than as expressly provided in, and solely to the extent required by, Section 3.1(c) of the Merger Agreement and in circumstances in which a corresponding Waters Special Dividend and SpinCo Cash Distribution are declared and paid pursuant to Section 3.1(c) of the Merger Agreement. In order to inform the Waters Board of the full spectrum of potential adjustments to the Exchange Ratio pursuant to the terms of the Merger Agreement, Barclays performed the discounted cash flow analyses described below assuming no adjustment to the Exchange Ratio pursuant to Section 3.1(c) of the Merger Agreement, an accompanying $4.0 billion SpinCo Cash Distribution and no Waters Special Dividend, on the one hand, and, alternatively, a maximum adjustment to the Exchange Ratio up to the Aggregate Cap pursuant to Section 3.1(c) of the Merger Agreement (such that the number of shares of Waters Common Stock issued in the Merger with respect to shares of Waters Common Stock outstanding immediately prior to the Merger will equal 50.5% of all issued and outstanding shares of Waters Common Stock as of immediately following the Effective Time of the Merger (calculated by (A) including instruments other than Waters Common Stock that are treated as stock of Waters for U.S. federal income tax purposes, and treating such instruments as a number of shares of Waters Common Stock corresponding to the relative value or voting power of such instruments (whichever is greater) and (B) including stock or other instruments described in clause (A) that may be issued after the consummation of the Merger, pursuant to the exercise or settlement of an option or other contract acquired or entered into before the Merger that may be regarded as having been acquired or entered into as part of a “plan” or “series of related transactions” of which the SpinCo Cash Distribution is a part within the meaning of Section 355(e) of the Code (taking into account the safe harbors under Treasury Regulations Section 1.355-7(d)))), an accompanying $1.75 billion SpinCo Cash Distribution and a $4.0 billion Waters Special Dividend (calculated in accordance with Section 3.1(c)(iii) of the Merger Agreement), on the other hand. Barclays’ presentation of these alternatives is not intended to be, and should not be construed as, an indication of the likelihood of either such scenario.

Discounted Cash Flow Analysis

In order to estimate the present value of shares of Waters Common Stock and SpinCo Common Stock, Barclays performed a discounted cash flow analysis of Waters and the BDS Business. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

Waters

Assuming No Waters Special Dividend, $4.0 billion SpinCo Cash Distribution

To calculate the estimated enterprise value of Waters using the discounted cash flow method, Barclays added (1) the present value of Waters’ projected unlevered free cash flows for the period between January 1, 2025 and December 31, 2034 based on the Waters Stand-alone Baseline Financial Projections to (2) the present value of the terminal value of Waters as of December 31, 2034, which present values were discounted using a range of selected discount rates from 9.0% to 10.0%. The unlevered free cash flows were calculated by taking the tax-effected earnings before interest and, adding back the aggregate of depreciation and amortization, subtracting capital expenditures and adjusting for changes in net working capital. The residual value of Waters at the end of the forecast period, or “terminal value,” was estimated by applying a range of terminal exit multiples of 16.0x to 18.0x, which was derived by Barclays utilizing its professional judgment and experience and based on the Selected Precedent Transactions Analysis, and applying such range to Waters’ estimated next twelve month (“NTM”) Adjusted EBITDA as of December 31, 2034 of approximately $2.3 billion, as provided by and approved for Barclay’s use by Waters management. The range of discount rates of 9% to 10% was selected based on an analysis of the weighted average cost of capital of Waters. The discounted cash flow analysis based on the terminal multiples implied a range of equity values for Waters of $20.9 billion to $24.7 billion and values per share of Waters Common Stock as of July 11, 2025 of $348.11 to $410.57.

Assuming $4.0 billion Waters Special Dividend, $1.75 billion SpinCo Cash Distribution

Additionally, Barclays adjusted the discounted cash flow analysis described above to account for a maximum adjustment to the Exchange Ratio pursuant to Section 3.1(c) of the Merger Agreement and an accompanying Waters Special Dividend of $4.0 billion. The results of these analyses were an implied equity value range of $16.9 billion to $20.7 billion for Waters on a stand-alone basis.

SpinCo

Assuming $4.0 billion SpinCo Cash Distribution, No Waters Special Dividend

To calculate the estimated enterprise value of the BDS Business using the discounted cash flow method, Barclays added (1) the present value of the projected unlevered free cash flows of the BDS Business for the period between January 1, 2025 and December 31, 2034 based on Waters Management Adjusted SpinCo Financial

Projections to (2) the present value of the terminal value of the BDS Business as of December 31, 2034, which present values were discounted using a range of selected discount rates from 9.0% to 10.0%. The unlevered free cash flows were calculated by taking the tax-effected earnings before interest and adding back the aggregate of depreciation and amortization, subtracting capital expenditures and adjusting for changes in net working capital. The residual value of the BDS Business at the end of the forecast period, or terminal value, was estimated by applying a range of terminal multiples of 16.0x to 18.0x, which was derived by Barclays utilizing its professional judgment and experience and the results of Barclays’ Selected Precedent Transaction Analysis and applying such range to the BDS Business’s estimated NTM Adjusted EBITDA as of December 31, 2034 of approximately $1.8 billion, as provided by and approved for Barclay’s use by Waters management, both with and without taking into account Waters Management Expected Synergies. The range of discount rates of 9.0% to 10.0% was selected based on an analysis of the weighted average cost of capital of the BDS Business. This resulted in implied enterprise value ranges of $16.8 billion to $19.7 billion on a stand-alone basis, without taking into account Waters Management Expected Synergies, and $19.6 billion to $23.1 billion, taking into account Waters Management Expected Synergies.

Assuming $1.75 billion SpinCo Cash Distribution, $4.0 billion Waters Special Dividend

Additionally, Barclays adjusted the discounted cash flow analysis described above to account for a maximum adjustment to the Exchange Ratio pursuant to Section 3.1(c) of the Merger Agreement and an accompanying SpinCo Cash Distribution of $1.75 billion. The results of these analyses were implied equity value ranges of

$15.1 billion to $18.0 billion for the BDS Business on a stand-alone basis, without taking into account Waters Management Expected Synergies, and $17.9 billion to $21.3 billion, taking into account Waters Management Expected Synergies.

Selected Comparable Company Analysis

Waters

Assuming No Waters Special Dividend, $4.0 billion SpinCo Cash Distribution

In order to assess how the public market values the stock of similar publicly traded companies, Barclays reviewed and compared specific financial data relating to Waters with the below companies in the business of providing products, technologies, and services essential for research, development, and analysis in the life sciences, health care and diagnostic industries, which companies Barclays deemed comparable to Waters and its subsidiary businesses. Barclays chose such selected comparable companies based on its experience in the life sciences research, scientific instruments and analytical solutions sector and because the businesses and operating profiles of such companies (including their products, end markets and geographic footprint, as well as their respective size and valuation) are reasonably similar to Waters. Such selected companies were:

•	Thermo Fisher Scientific

•	Danaher Corporation

•	Agilent Technologies, Inc.

•	Revvity, Inc.

•	Avantor, Inc.

•	Qiagen N.V.

•	Bio-Rad Laboratories, Inc.

•	Mettler Toledo International Inc.

•	Bio-Techne Corporation

•	Bruker Corporation

Barclays calculated and compared various financial multiples and ratios of Waters and the selected comparable companies. As part of its selected comparable company analysis, Barclays calculated and analyzed each company’s ratio of equity value to projected earnings before interest, taxes, depreciation, and amortization (for the purposes of this section, “EBITDA”). Enterprise value and EBITDA calculations for the selected publicly traded comparable companies were based on publicly available financial data, and closing prices, as of July 11, 2025.

Barclays selected the comparable companies listed above because their businesses and operating profiles are reasonably similar to that of Waters. However, because no selected comparable company is exactly the same as Waters, Barclays believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, Barclays also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of Waters and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels, product portfolio, served markets and channel, and degree of operational risk between Waters and the companies included in the selected company analysis. Based on these judgments, Barclays selected the trading value multiples ranging from 18.0x to 20.0x for the projected 2025 fiscal year Adjusted EBITDA of Waters as set forth in the Waters Stand-alone Baseline Financial Projections to calculate a range of implied equity values for Waters of $19.0 billion to $21.2 billion and implied values per share of Waters Common Stock as of July 11, 2025 of $316.28 to $353.18.

Barclays further selected the trading value multiples ranging from 17.0x to19.0x for the projected 2026 fiscal year Adjusted EBITDA of Waters as set forth in the Waters Stand-alone Baseline Financial Projections to calculate a range of implied equity values for Waters of $19.2 billion to $21.6 billion and implied values per share of Waters Common Stock as of July 11, 2025 of $320.65 to $360.21.

Assuming $4.0 billion Waters Special Dividend, $1.75 billion SpinCo Cash Distribution

Additionally, Barclays adjusted the selected comparable company analysis described above to account for a maximum adjustment to the Exchange Ratio pursuant to Section 3.1(c) of the Merger Agreement and an accompanying Waters Special Dividend of $4.0 billion. The results of these analyses were implied equity value ranges for the BDS Business on a stand-alone basis of $15.0 billion to $17.2 billion based on the projected 2025 fiscal year Adjusted EBITDA of Waters and $15.2 billion to $17.6 billion based on the projected 2026 fiscal year Adjusted EBITDA of Waters.

BDS Business

Assuming $4.0 billion SpinCo Cash Distribution, No Waters Special Dividend

In order to assess how the public market values shares of similar companies that are publicly traded, Barclays reviewed and compared specific financial and operating data relating to the BDS Business with the following companies in the business of providing products, technologies, and services essential for research, development, and analysis in the life sciences, health care and diagnostic industries, which companies Barclays deemed comparable to the BDS Business. Barclays chose such selected companies based on its experience in the life sciences research, scientific instruments and analytical solutions sector and because the businesses and operating profiles of such companies (including their products, end markets and geographic footprint, as well as their respective size and valuation) are reasonably similar to the BDS Business. The selected companies were:

•	Thermo Fisher Scientific

•	Danaher Corporation

•	Agilent Technologies, Inc.

•	Revvity, Inc.

•	Avantor, Inc.

•	Qiagen N.V.

•	Bio-Rad Laboratories, Inc.

•	Mettler Toledo International Inc.

•	Waters

•	Bio-Techne Corporation

•	Bruker Corporation

•	BioMérieux SA

•	Diasorin

Barclays calculated and compared various financial multiples and ratios of the BDS Business and the selected comparable companies. As part of its selected comparable company analysis, Barclays calculated and analyzed each company’s ratio of enterprise value to projected EBITDA. Enterprise value and EBITDA calculations for the selected publicly traded comparable companies were based on publicly available financial data, and closing prices, as of July 11, 2025.

Barclays selected the comparable companies listed above because their businesses and operating profiles are reasonably similar to that of the BDS Business. However, because no selected comparable company is exactly the same as the BDS Business, Barclays believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, Barclays also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of the BDS Business and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels, product portfolios, served markets and channels, and degrees of operational risk between the BDS Business and the companies included in the selected company analysis.

Based on these judgments, Barclays selected the trading value multiples ranging from 15.0x to 18.0x for the projected 2025 fiscal year Adjusted EBITDA of the BDS Business based on the Waters Management Adjusted SpinCo Financial Projections to calculate an implied enterprise value range of $13.9 billion to $16.7 billion and an implied equity value range of $9.9 billion to $12.7 billion.

Barclays further selected the trading value multiples ranging from 14.0x to 17.0x for the projected 2026 fiscal year Adjusted EBITDA of the BDS Business based on the Waters Management Adjusted SpinCo Financial Projections to calculate an implied enterprise value range of $13.2 billion to $16.0 billion and an implied equity value range of $9.2 billion to $12.0 billion.

Assuming $1.75 billion Distribution, $4.0 billion Waters Special Dividend

Additionally, Barclays adjusted the selected comparable company analysis described above to account for a maximum adjustment to the Exchange Ratio pursuant to Section 3.1(c) of the Merger Agreement and an accompanying Distribution of $1.75 billion. The results of these analyses were implied equity value ranges for the BDS Business on a stand-alone basis of $12.2 billion to $15.0 billion based on projected 2025 fiscal year Adjusted EBITDA of the BDS Business and $11.5 billion to $14.3 billion based on projected 2026 fiscal year Adjusted EBITDA of the BDS Business.

Selected Precedent Transactions Analysis

Waters

Assuming No Waters Special Dividend, $4.0 billion SpinCo Cash Distribution

Barclays reviewed and compared the purchase prices and financial multiples paid in selected other transactions with a transaction value in excess of $5.0 billion in the life sciences technologies industries that Barclays, based on its professional judgment and experience, deemed relevant. Barclays chose such transactions based on, among other things, the similarity of the applicable target companies in the transactions to with respect to the characteristics of their businesses.

The following table sets forth the transactions analyzed based on such characteristics:

Date Announced	Acquiror	Target

March 2024	Ingersoll Rand	ILC Dover

October 2023	Thermo Fisher	Olink

August 2023	Danaher	Abcam

March 2023	Sartorius	Polyplus

June 2022	EQT	SPT Labtech

December 2021	Thermo Fisher	PeproTech

September 2021	Avantor	Masterflex

July 2021	PerkinElmer, Inc	BioLegend, Inc

June 2021	Tecan Group AG	Paramit Corp

July 2019	Agilent Technologies	Biotek Instruments

February 2019	Danaher	General Electric (Biopharma business)

March 2018	Danaher	IDT

May 2016	Thermo Fisher	FEI

January 2016	Thermo Fisher	Affymetrix

May 2015	Danaher	Pall

September 2014	Merck KGaA	Sigma-Aldrich

April 2013	Thermo Fisher	Life Technologies

Barclays reviewed transaction values, calculated as the enterprise value implied for the target company based on the consideration payable in the selected transaction, as a multiple of the target company’s estimated last twelve month (“LTM”) EBITDA. Barclays then applied LTM EBITDA multiples of 17.0x to 23.0x derived from the selected transactions, based on its professional judgment and experience, to Waters’ LTM estimated EBITDA as of June 30, 2025 of approximately $1.087 billion. Estimated financial data of the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. Estimated financial data of Waters were based on the Waters Stand-alone Baseline Financial Projections. This analysis indicated the approximate implied equity value range of $17.4 billion to $23.9 billion and implied per share equity value range of $290.22 to $398.26 for Waters on a stand-alone basis.

Assuming $4.0 billion Waters Special Dividend, $1.75 billion SpinCo Cash Distribution

Additionally, Barclays adjusted the selected precedent transactions analysis described above to account for a maximum adjustment to the Exchange Ratio pursuant to Section 3.1(c) of the Merger Agreement and an accompanying Waters Special Dividend of $4.0 billion. The results of these analyses were an implied equity value range of $13.4 billion to $19.9 billion for Waters on a stand-alone basis.

BDS Business

Assuming $4.0 billion SpinCo Cash Distribution, No Waters Special Dividend

Barclays reviewed and compared the purchase prices and financial multiples paid in selected other transactions with a transaction value in excess of $5.0 billion in the life sciences technologies industries that Barclays, based on its experience with merger and acquisition transactions, deemed relevant. Barclays chose such transactions based on, among other things, the similarity of the applicable target companies in the transactions to the BDS Business with respect to the characteristics of their businesses.

The following table sets forth the transactions analyzed based on such characteristics:

Date Announced	Acquiror	Target
March 2024	Ingersoll Rand	ILC Dover

October 2023	Thermo Fisher	Olink

August 2023	Danaher	Abcam

March 2023	Sartorius	Polyplus

February 2023	Waters	Wyatt Technology

November 2022	Werfen S.A.	Immucor, Inc.

October 2022	Thermo Fisher	The Binding Site

July 2022	SJL Partners / SD Biosensor	Meridian Bioscience

June 2022	EQT	SPT Labtech

December 2021	Thermo Fisher	PeproTech

December 2021	Quidel	Ortho Clinical Diagnostics

September 2021	Avantor	Masterflex

July 2021	PerkinElmer, Inc	BioLegend, Inc

June 2021	Tecan Group AG	Paramit Corp

April 2021	DiaSorin S.p.A.	Luminex Corp

March 2021	Roche Holding AG	GenMark Diagnostics, Inc

July 2019	Agilent Technologies	Biotek Instruments

February 2019	Danaher	General Electric (Biopharma business)

March 2018	Danaher	IDT

June 2017	PerkinElmer, Inc	EUROIMMUN

September 2016	Danaher	Cepheid

May 2016	Thermo Fisher	FEI

February 2016	Abbott	Alere

January 2016	Thermo Fisher	Affymetrix

May 2015	Danaher	Pall

September 2014	Merck KGaA	Sigma-Aldrich

April 2013	Thermo Fisher	Life Technologies

Barclays reviewed transaction values, calculated as the enterprise value implied for the target company based on the consideration payable in the selected transaction, as a multiple of the target company’s estimated LTM EBITDA. Barclays then applied LTM EBITDA multiples of 17.0x to 23.0x derived from the selected transactions, based on its professional judgment and experience, to the BDS Business’s estimated LTM EBITDA as of June 30, 2025 of approximately $908.0 million. Estimated financial data of the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. Estimated financial data of the BDS Business were based on the Waters Management Adjusted SpinCo Financial Projections. This analysis indicated the approximate implied enterprise value range of $15.4 billion to $20.9 billion and implied equity value range of $11.4 billion to $16.9 billion for the BDS Business on a stand-alone basis.

Assuming $1.75 billion SpinCo Cash Distribution, $4.0 billion Waters Special Dividend

Additionally, Barclays adjusted the selected precedent transactions analysis described above to account for a maximum adjustment to the Exchange Ratio pursuant to Section 3.1(c) of the Merger Agreement and an accompanying SpinCo Cash Distribution of $1.75 billion. The results of these analyses were an implied equity value range of $13.7 billion to $19.1 billion for the BDS Business on a stand-alone basis.

Relative Valuation

Assuming $4.0 billion SpinCo Cash Distribution, No Waters Special Dividend

By dividing the low endpoint and the high endpoint of the implied equity value range derived for Waters pursuant to the analysis of discounted cash flows (both with and without taking into account the Waters Management Expected Synergies) by the high endpoint and the low endpoint of the implied equity value range derived for the BDS Business pursuant to the analysis of discounted cash flows (both with and without taking into account the Waters Management Expected Synergies, and including a $4.0 billion SpinCo Cash Distribution), respectively, Barclays calculated the following approximate reference ranges for the Exchange Ratio and the implied pro forma equity ownership of Waters’ shareholders in the combined company after the consummation of the Transactions, as compared to the Exchange Ratio and the equity ownership in the combined company after the consummation of the Transactions implied by the Exchange Ratio set forth in the Merger Agreement.

Implied Exchange Ratio Reference Range
Discounted Cash Flow Analysis (without Waters Management Expected Synergies)	0.520x – 0.754x
Discounted Cash Flow Analysis (with Waters Management Expected Synergies)	0.632x – 0.913x

Implied Equity Ownership Reference Range
Discounted Cash Flow Analysis (without Waters Management Expected Synergies)	65.8% – 57.0%
Discounted Cash Flow Analysis (with Waters Management Expected Synergies)	61.3% – 52.3%

Assuming $1.75 billion SpinCo Cash Distribution, $4.0 billion Waters Special Dividend

Barclays further calculated the following approximate reference ranges for the Exchange Ratio and the implied equity ownership of Waters’ shareholders in the combined company after the consummation of the Transactions by reflecting an adjustment to the Exchange Ratio equal to the Aggregate Cap pursuant to Section 3.1(c) of the Merger Agreement. Barclays derived the reference ranges by dividing the low endpoint and the high endpoint of the implied equity value range derived for Waters pursuant to the analysis of discounted cash flows (both with and without taking into account the Waters Management Expected Synergies, and including a $4.0 billion Waters Special Dividend) by the high endpoint and the low endpoint of the implied equity value range derived for the BDS Business pursuant to the analysis of discounted cash flows (both with and without taking into account the

Waters Management Expected Synergies, and including a $1.75 billion SpinCo Cash Distribution), respectively. Barclays further compared the reference ranges to the Exchange Ratio and the equity ownership in the combined company after the consummation of the Transactions implied by the Exchange Ratio set forth in the Merger Agreement, each as adjusted pursuant to Section 3.1(c) of the Merger Agreement.

Implied Exchange Ratio Reference Range
Discounted Cash Flow Analysis (without Waters Management Expected Synergies)	0.729x – 1.065x
Discounted Cash Flow Analysis (with Waters Management Expected Synergies)	0.863x – 1.262x

Implied Equity Ownership Reference Range
Discounted Cash Flow Analysis (without Waters Management Expected Synergies)	57.8% – 48.4%
Discounted Cash Flow Analysis (with Waters Management Expected Synergies)	53.7% – 44.2%

Other Factors

Barclays also reviewed and considered other factors, which were not considered part of its financial analyses in connection with rendering its advice, but were references for informational purposes, including, among other things, the following.

Waters 52 Week High / Low Analysis

Barclays reviewed the 52-week low and 52-week high prices of shares of Waters common stock as of July 11, 2025 and calculated the implied equity value range therefrom. The following reflects the results of the analysis, as compared to the equity value of Waters of $21.2 billion calculated at the base stock price of $352.91 as of market close on July 11, 2025:

52-Week Low–High	$292.06-$423.56
Implied Equity Value	$17.5 billion–$25.5 billion

Waters Broker Target Prices Analysis

Barclays reviewed the target prices published by sixteen (16) brokers covering Waters. The per share price target range for Waters common stock was $350.00 to $460.00.

Miscellaneous

Barclays is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The Waters Board selected Barclays because of its familiarity with Waters and its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, as well as substantial experience in transactions comparable to the Transactions.

Waters retained Barclays to provide a fairness opinion in connection with the proposed Merger. As compensation for its services in connection with the Merger, Waters agreed to pay compensation to Barclays of $5.0 million upon the delivery of the opinion by Barclays, which is referred to as the “Opinion Fee.” The Opinion Fee was not contingent upon the conclusion of Barclays’ opinion or the consummation of the Merger. Additional compensation of $43.75 million will be payable on completion of the Merger, against which the amounts paid for the opinion will be credited. In addition, Waters has agreed to reimburse Barclays for its reasonable, documented out-of-pocket expenses, and to indemnify Barclays for certain liabilities that may arise out of its engagement.

Barclays has performed various investment banking and financial services for Waters and BD in the past, and expects to perform such services in the future, and have received, and expects to receive, customary fees for such services. In the past two years as of the date of its opinion, Barclays has not received fees from Waters or BD for any investment banking services.

Barclays and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of Barclays’ business, Barclays and its affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of Waters and BD for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

Overlap Shareholder Determination Process

Under the Merger Agreement, Waters and BD agreed that Overlap Shareholders will mean those persons that are treated as owning (for U.S. federal income tax purposes) both SpinCo Common Stock and Waters Common Stock as of immediately prior to the Effective Time based on (a) the actual knowledge of BD, SpinCo or Waters at the beginning of the day on the date that is two business days prior to the Closing Date or any earlier time specified in the IRS Ruling as the relevant time to gather information to establish the stock ownership of Overlap Shareholders or, absent such actual knowledge, (b) the most recent publicly available information at the relevant time, obtained from sources specified in the IRS Ruling as permitted sources of publicly available information to establish the stock ownership of Overlap Shareholders. Waters and BD acknowledged and agreed that the formal ruling request in respect of the IRS Ruling may request that the Relevant Time is earlier than the date that is two business days prior to the Closing Date (see the section entitled “—IRS Ruling”). The Overlap Shareholders and their respective SpinCo Overlap Ownership Percentages and Waters Overlap Ownership Percentages will be determined in a manner that incorporates, reflects and is consistent with an example described in Annex 1 to Schedule A of the Merger Agreement and based on the sources of publicly available information specified therein (to the extent such sources are permitted sources).

Ownership of Waters Following the Transactions

For a discussion of the ownership of Waters following the Transactions, see the section entitled “The Transaction Agreements—The Merger Agreement—Merger Consideration; Waters Special Dividend.”

Ownership of SpinCo Following the Transactions

Following the Effective Time, 100% of the outstanding shares of SpinCo Common Stock are expected to be owned by Waters, and SpinCo will be a wholly owned subsidiary of Waters.

Interests of Directors and Executive Officers in the Merger

Certain of Waters’ directors and executive officers may have interests in the Transactions that may be different from, or in addition to, the interests of Waters shareholders generally. By virtue of continuing to serve on the Waters Board following the Transactions, Waters’ directors may have different interests in the Transactions than the interests of Waters’ shareholders generally. Similarly, by virtue of continuing to serve as executive officers of Waters following completion of the Transactions, Waters’ executive officers may have interests in the Transactions that are different than those of Waters’ shareholders generally, including that Waters’ executive officers may in the future receive increased compensation reflective of their increased responsibilities and the larger scale and complexity of their roles with respect to the combined company as a result of the Transactions.

As of the date of this proxy statement/prospectus, Waters’ directors and executive officers do not have any financial interests in the Transactions that are different from, or in addition to, the financial interests of Waters’ shareholders generally. As with all Waters shareholders, Waters’ directors and executive officers may benefit from the Transactions as a result of their ownership of Waters Common Stock, including any shares of Waters Common Stock underlying Waters equity-based awards.

Outstanding equity awards under the Waters Stock Plan will remain outstanding following the Merger and the consummation of the Merger will not constitute a “change in control” under the Waters Stock Plan or under the terms of any equity-based award agreements under either Waters Stock Plan. As a result, the consummation of the Merger will not result in the accelerated vesting or cancellation of any outstanding equity-based awards held by Waters named executive officers, and Waters has not taken any action with respect to any such outstanding Waters equity-based awards in connection with the Merger.

Under the Merger Agreement, Waters may establish a retention program in the aggregate amount of up to $5.0 million to promote retention and to incentivize efforts to consummate the Merger and to ensure a successful and efficient integration process. Allocations from this program may be made to any employee of Waters (including the executive officers). The terms of such awards will provide for vesting on the 24-month anniversary of the date of the Merger Agreement, subject to the Closing. As of the date of this proxy statement/prospectus, there are no agreements or arrangements regarding allocation of awards from the retention program to any of the executive officers, and no such allocations to executive officers from this pool are expected.

Because Waters does not have any “golden parachute” arrangements with any of its named executive officers that would involve the payment of any compensation based on or related to the Transactions, this proxy statement/prospectus does not include tabular disclosure pursuant to Item 402(t) of the SEC’s Regulation S-K of the compensation that may be paid or become payable to Waters’ named executive officers in connection with the Transactions, or a proposal for a non-binding, advisory vote with respect to such compensation pursuant to Rule 14a-21(c) of the Exchange Act, on the basis that there is no such compensation.

As of December 18, 2025, the latest practicable date prior to the date hereof, Waters’ directors and executive officers beneficially owned, in the aggregate, less than 1% of the outstanding shares of Waters common stock and none of the directors or executive officers of Waters beneficially own any shares of BD Common Stock.

Treatment of BD Equity Awards in Connection with the Transactions

Equity Awards Held by Individuals Other Than SpinCo Transferred Employees. The equity awards held by employees or former employees of BD who are not SpinCo Transferred Employees will not be converted into or substituted with awards relating to Waters Common Stock. Instead, those awards will remain outstanding as awards for shares of BD, subject to adjustment to reflect the Transactions in such manner as determined by the BD Board or its compensation committee. The Transactions will not automatically result in the accelerated vesting of any of these awards. Under the Merger Agreement, BD may accelerate on a prorated basis the vesting of BD equity awards held by non-employee directors of BD who will become non-employee directors of Waters on or prior to the Closing Date.

Equity Awards Held by SpinCo Transferred Employees:

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BD SAR Awards: All outstanding BD stock appreciation right awards (the “BD SAR Awards”) (whether vested or unvested) held by a SpinCo Employee as of immediately prior to the Distribution Time will be converted, as of the Effective Time, into Waters SAR Awards, subject to the same terms and conditions as were applicable to the BD SAR Awards immediately prior to the Distribution Time, subject to certain administrative and non-substantive changes as are reasonably required. The number of shares of Waters Common Stock subject to each Waters SAR Award will be equal to the product, rounded down to the nearest whole share, of (a) the number of shares of BD Common Stock subject to the BD SAR Award immediately prior to the Distribution Time multiplied by (b) Equity Award Exchange Ratio, and the per-share exercise price of such Waters SAR Award will be equal to the quotient, rounded up to the nearest cent, of (x) the per-share exercise price of the corresponding BD SAR Award immediately prior to the Distribution Time, divided by (b) the Equity Award Exchange Ratio, in each case, determined in a manner consistent with the requirements of Section 409A of the Code.

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BD TVU Awards: Each BD time-based restricted stock unit (“BD TVU Award”) held by a SpinCo Employee immediately prior to the Distribution Time will be converted, as of the Effective Time, into a Waters RSU Award with respect to a number of shares of Waters Common Stock (rounded to the nearest whole share) determined by multiplying the number of shares of BD Common Stock subject to the BD TVU Award immediately prior to the Distribution Time by the Equity Award Exchange Ratio, and will be subject to the same terms and conditions (including with respect to settlement and vesting) after the Effective Time as were applicable to such BD TVU Award immediately prior to the Distribution Time, subject to certain administrative and non-substantive changes as are reasonably required.

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BD PSU Awards: Each BD performance-based restricted stock unit (“BD PSU Award”) held by a SpinCo Employee immediately prior to the Distribution Time will be converted, as of the Effective Time, into a Waters RSU Award with respect to a number of shares of Waters Common Stock (rounded to the nearest whole share) determined by multiplying the number of shares of BD Common Stock subject to the BD PSU Award immediately prior to the Distribution Time based on target performance by the Equity Award Exchange Ratio and will be subject to the same terms and conditions (including with respect to settlement and vesting) after the Effective Time as were applicable to such BD PSU Award immediately prior to the Distribution Time (except that performance conditions will no longer apply), subject to certain administrative and non-substantive changes as are reasonably required.

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The Employee Matters Agreement provides that, in the event of the termination of a SpinCo Employee’s employment by Waters without “cause” (as defined in BD’s 2004 Employee and Director Equity-Based Compensation Plan), within one year following the Effective Time, all of the SpinCo Employee’s outstanding and unvested awards granted to such SpinCo Employee under the Waters Stock Plan in respect of converted BD equity awards will fully vest, effective on the date of such termination.

Regulatory Approvals

HSR Act and U.S. Antitrust Matters

The Merger is subject to the requirements of the HSR Act, and the rules and regulations promulgated thereunder. Under the HSR Act, certain transactions, including the Merger, may not be completed unless certain waiting period requirements have expired or been terminated. The HSR Act provides that each party must file its respective HSR notifications with the FTC and the DOJ. A transaction notifiable under the HSR Act may not be completed until the expiration of a 30-day waiting period following the parties’ filings of their respective HSR notifications or the earlier termination of that waiting period. Waters and BD have both filed their respective HSR notifications, and the HSR Act waiting period expired at 11:59 p.m., Eastern Time, on October 15, 2025. If the Merger is not completed within 12 months after the expiration of the HSR Act waiting period, Waters and BD will be required to submit new information to the DOJ and the FTC, and a new HSR Act waiting period will have to expire or be terminated before the Merger could be completed.

At any time before or after the Merger is completed, the DOJ or the FTC could take action to challenge the Merger on antitrust grounds, including seeking to preliminarily or permanently enjoin the Merger. In addition, U.S. state attorneys general could take such action under the antitrust laws as they deem necessary or desirable in the public interest, including, without limitation, seeking to enjoin completion of the Merger or permitting completion subject to regulatory concessions or conditions. Private parties also may seek to take legal action under the antitrust laws under certain circumstances. Neither Waters nor BD believes that the Merger violates the antitrust laws, but there can be no guarantee that the DOJ, the FTC, U.S. state attorneys general or other private parties will not take a different position.

Global Antitrust and Other Regulatory Approvals

In addition to antitrust approval in the United States, the completion of the Merger is conditioned on the receipt of certain consents or approvals from the competition authorities in Brazil, China, the European Union, Japan, the Kingdom of Saudi Arabia, South Korea, Taiwan, Turkey, clearance under the foreign subsidies regulation (Regulation (EU) 2022/2560 of the European Parliament) and clearance under certain foreign investment laws. There can be no assurance that governmental authorities in these or other jurisdictions will not assert that other notices or regulatory approvals are required or seek to preliminarily or permanently enjoin the Merger.

IRS Ruling

On September 10, 2025, BD submitted to the IRS a request for the IRS Ruling regarding, among other things, the proper time, manner and methodology for measuring Overlap Shareholders for purposes of Section 355(e) of the Code. Receipt of the IRS Ruling in form and substance reasonably satisfactory to BD, which shall continue to be valid and in full force and effect as of the Closing, is a condition to the Distribution and the Merger. Therefore, the parties will not complete the Merger until the third business day following the earlier of the date on which (i) the IRS Ruling is received from the IRS or (ii) BD withdraws its request for the IRS Ruling and waives the condition to Closing.

There can be no assurances when or if BD will receive the IRS Ruling or as to the contents of the IRS Ruling, if received. The IRS has issued private letter rulings to other parties that contain rulings substantially similar to those BD is requesting, but a private letter ruling can only be relied upon by the party to whom it is addressed and the IRS is not required to issue similar rulings to BD. The IRS may decline to issue the IRS Ruling, in which case BD and SpinCo will not be required to close the Merger. Depending on the rulings received and whether BD, in its sole discretion, waives the closing condition tied to receipt of the IRS Ruling, the former shares of SpinCo Common Stock could be converted into approximately 39.2% to 50.5% of the outstanding shares of Waters Common Stock immediately following the Merger, based upon the Exchange Ratio, and any adjustments thereto as provided in the Merger Agreement.

The Exchange Ratio will ultimately depend on the parties’ ability to determine the Overlap Shareholders at the time of the Merger based on the principles set forth in the IRS Ruling. Further, the IRS Ruling will be based on, among other things, certain assumptions as well as the accuracy of certain factual representations and statements that BD has made to the IRS. Although a private letter ruling from the IRS is generally binding on the IRS, if the parties do not apply the IRS Ruling correctly or any of the representations or statements that BD made are, or become, inaccurate or incomplete, the Distributions might not qualify as tax-free for U.S. federal income tax purposes. Receipt of the IRS Ruling is a condition to the Distribution and the Merger. In the event the IRS refuses to grant any ruling requested in the IRS Ruling, Waters and BD will collaborate reasonably and in good faith to change the method or structure of effecting the Transactions so as to either (i) make likely the receipt of the IRS Ruling, (ii) make likely the receipt of the tax opinions required under the Merger Agreement or (iii) allow BD to accomplish the same result as the structure contemplated as of the date of the Merger Agreement in a tax-free or, in the reasonable judgment of BD, tax-efficient manner, as promptly as practicable and in any event prior to the Outside Date.

Listing

Waters intends to file an application with the NYSE for the listing of the shares of Waters Common Stock to be issued pursuant to the Merger Agreement. It is a condition to the obligation of the parties to consummate the Merger that the shares of Waters Common Stock to be issued pursuant to the Waters Share Issuance have been approved for listing on the NYSE.

Federal Securities Laws Consequences; Resale Restrictions

Shares of Waters Common Stock issued pursuant to the Merger Agreement will not be subject to any restrictions on transfer arising under the Securities Act, except for shares issued to any BD shareholder who may be deemed to be an “affiliate” of Waters for purposes of Rule 145 under the Securities Act.

Accounting Treatment

Accounting Standards Codification (“ASC”) 805, Business Combinations, requires the use of the acquisition method of accounting for business combinations. In applying the acquisition method, it is necessary to identify both the accounting acquiree and the accounting acquirer. In a business combination effected through an exchange of equity interests, such as the Merger, the entity that issues the interests (Waters, in this case) is generally the accounting acquirer; however, all pertinent facts and circumstances must be considered, including, the following:

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The composition of the senior management of Waters after the Merger. Udit Batra, the current President and chief executive officer of Waters will serve as chief executive officer of the combined company immediately following the Merger. It is expected that the majority of the executive committee positions in the combined company will be held by current executives of Waters, including the senior vice president and chief financial officer.

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The composition of the governing body of Waters after the Merger. Following the Merger, the Waters Board will consist of 11 to 12 members (as mutually agreed between Waters and BD prior to Closing), where 10 directors will be the members of the Waters Board then in-office immediately prior to the Merger, and the remaining one or two directors will be nominees of BD (selected after good faith consultation with Waters).

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The relative voting interests in the combined company after the Merger. The Exchange Ratio is designed to result in the issued and outstanding shares of Waters Common Stock on a fully diluted basis, immediately following the Merger, being owned approximately 39.2% by the former holders of SpinCo Common Stock (excluding Overlap Shareholders) and approximately 60.8% by the Waters shareholders immediately prior to the Merger. It was also determined that the shareholder bases of both entities are dispersed such that no single holder or group of related holders would control the entity after the Merger.

After considering all pertinent facts, reviewing the criteria outlined in ASC 805 and conducting the relevant analysis, Waters has concluded that it is the accounting acquirer in the Merger. Waters’ conclusion is based primarily on the fact that (i) the current chief executive officer of Waters is expected to continue as the chief executive officer of the combined company after the Transactions, (ii) 10 of the 11 to 12 individuals comprising the combined company’s board of directors following the Merger will be selected by Waters and (iii) Waters is issuing its equity interests as consideration for the Merger. As a result of the identification of Waters as the accounting acquirer, Waters will apply the acquisition method of accounting to the assets acquired and liabilities assumed of the BDS Business upon consummation of the Merger. Upon completion of the Transactions, the financial statements of the combined company for financial periods prior to the completion of the Transactions will reflect only the operations and financial condition of Waters.

While the Exchange Ratio may be adjusted and increased, if necessary, based on the existing level of shareholder overlap, the adjustments to the Exchange Ratio pursuant to the mechanism set forth in the Merger Agreement and described in this proxy statement/prospectus are not expected to be triggered. If the former holders of SpinCo Common Stock do not own (for purposes of Section 355(e) of the Code (determined in a manner consistent with the IRS Ruling)) at least 50.5% (including Overlap Shareholders) of the outstanding shares of Waters Common Stock immediately following the Merger, an adjustment to the exchange ratio would be triggered such that the former holders of SpinCo Common Stock will own approximately 50.5% of the outstanding shares of Waters Common Stock. In that instance, the aforementioned facts are deemed to outweigh the fact that the pre-Merger holders of shares of BD Common Stock who receive shares of Waters Common Stock in the Merger will in the aggregate own a majority of Waters Common Stock and associated voting rights after the Merger. As a result, Waters determined it would still be the accounting acquirer.

No Dissenters’ Rights or Rights of Appraisal

Neither Waters’ shareholders nor BD shareholders will be entitled to exercise appraisal or dissenters’ rights under the DGCL or the New Jersey Business Corporation Act in connection with the Separation, the Distribution or the Merger.

THE TRANSACTION AGREEMENTS

The Merger Agreement

The following is a summary of the material provisions of the Merger Agreement. The summary does not purport to be complete and is subject to, and is qualified in its entirety by the Merger Agreement, which is attached to this proxy statement/prospectus as Annex A and incorporated by reference herein. Waters shareholders and BD shareholders are urged to read the Merger Agreement in its entirety. This summary of the Merger Agreement has been included to provide Waters shareholders and BD shareholders with information regarding its terms. The rights and obligations of the parties are governed by the express terms of the Merger Agreement and not by this summary or any other information included in this proxy statement/prospectus.

The Merger Agreement contains representations and warranties of Waters and Merger Sub that are solely for the benefit of BD and SpinCo, and representations and warranties of BD and SpinCo that are solely for the benefit of Waters and Merger Sub. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules that the parties have exchanged in connection with signing the Merger Agreement as of a specified date. Moreover, the representations and warranties in the Merger Agreement were made solely for the benefit of the other parties to the Merger Agreement and were used for the purpose of allocating risk among the respective parties. Therefore, Waters shareholders and BD shareholders should not treat them as categorical statements of fact. Moreover, these representations and warranties may apply standards of materiality in a way that is different from what may be material to Waters shareholders and BD shareholders and were made only as of the date of the Merger Agreement or such other date or dates as may be specified in the Merger Agreement and are subject to more recent developments. Accordingly, information concerning the subject matter of the representations and warranties may have changed since the date of the Merger Agreement, and Waters shareholders and BD shareholders should read the representations and warranties in the Merger Agreement not in isolation but only in conjunction with the other information about Waters and BD and their subsidiaries that the respective companies include in this proxy statement/prospectus and in other reports and statements they file with the SEC.

The Merger

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time, Merger Sub will be merged with and into SpinCo. By virtue of the Merger, at the Effective Time, the separate existence of Merger Sub will cease and SpinCo will continue as the surviving corporation in the Merger and as a wholly owned subsidiary of Waters, and will succeed to and assume all the property, rights, privileges, powers and franchises and be subject to all of the restrictions, debt and duties of Merger Sub in accordance with the DGCL.

The certificate of incorporation and bylaws of Merger Sub in effect immediately prior to the Merger will, following the Merger, continue as the certificate of incorporation and bylaws of SpinCo as the surviving corporation until thereafter amended.

Closing; Effective Time

Unless the Transactions have been abandoned and the Merger Agreement is terminated pursuant to its terms, the Closing will take place at 10:00 a.m., New York City time, on the date that is three business days after the date on which the conditions set forth in the Merger Agreement (other than certain conditions set forth in the Merger Agreement that are to be satisfied at or immediately prior to the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) have been satisfied or waived, by electronic exchange of documents and signatures or at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, NY 10019, unless another date, time or place is agreed to in writing by BD and Waters.

On the Closing Date, SpinCo and Merger Sub will file a certificate of merger relating to the Merger with the Secretary of the State of Delaware in accordance with the relevant provisions of the DGCL and will make all other filings or recordings required under the DGCL. The Merger will become effective at the time of filing of the certificate of merger or at such later time as may be agreed jointly by Waters and SpinCo and specified in such certificate of merger.

Merger Consideration; Waters Special Dividend

The Merger Agreement provides that, at the Effective Time, each share of SpinCo Common Stock issued and outstanding (except for any such shares held by SpinCo as treasury stock or held by Waters or Merger Sub and any shares of Hook Stock) will be automatically converted into the right to receive a number of fully paid and nonassessable shares of Waters Common Stock, in accordance with the Exchange Ratio (and subject to the adjustments) described below, if applicable and in accordance with the Merger Agreement, with cash paid in lieu of fractional shares of Waters Common Stock in accordance with the Merger Agreement. Prior to the Distribution and the Merger, BD will transfer (or cause to be transferred) and SpinCo will accept and assume (or cause to be accepted and assumed) all of the right, title and interest to and under certain assets and liabilities relating to the BDS Business. BD will distribute to its shareholders all of the issued and outstanding shares of SpinCo Common Stock held by BD by way of the Distribution. Following the Distribution, Merger Sub will be merged with and into SpinCo, with SpinCo as the surviving entity and all SpinCo Common Stock will be converted into the right to receive shares of Waters Common Stock, as calculated and subject to adjustment as set forth in the Merger Agreement. When the Merger is completed, SpinCo will become a wholly owned subsidiary of Waters.

Prior to the adjustment described below, the Exchange Ratio is designed to result in the issued and outstanding shares of Waters Common Stock on a fully diluted basis, immediately following the Merger, being owned approximately 39.2% by the former holders of SpinCo Common Stock (in their capacity as such) and approximately 60.8% by the Waters shareholders immediately prior to the Merger (in their capacity as such).

However, in order to preserve the tax-free nature of the Distribution for U.S. federal income tax purposes, the Merger Agreement generally provides that the Exchange Ratio will be adjusted and increased if necessary to ensure that, immediately following the Closing, former holders of SpinCo Common Stock (including the Overlap Shareholders) own, for U.S. federal income tax purposes, at least the Threshold Percentage of the outstanding shares of Waters Common Stock.

If the Exchange Ratio would result in the percentage of issued and outstanding shares of Waters Common Stock to be received in the Merger by former holders of SpinCo Common Stock (other than Overlap Shareholders), together with the share ownership percentage represented by the aggregate Overlap Shares for all Overlap Shareholders, being less than the Threshold Percentage of all shares of Waters Common Stock outstanding immediately following the consummation of the Merger, then the Exchange Ratio will be increased to result in the percentage of shares of Waters Common Stock to be received by the former holders of SpinCo Common Stock (including the Overlap Shareholders) being equal to the Threshold Percentage.

If additional shares of Waters Common Stock are required to be issued as a result of the Exchange Ratio adjustment, the Merger Agreement provides that, prior to the Closing, Waters, subject to applicable law, will declare the Waters Special Dividend in an aggregate amount equal to the lesser of (x) the Aggregate Adjustment Amount and (y) the Step 1 Cap (or, if clauses (x) and (y) of this paragraph are equal, such amount).

If the Aggregate Adjustment Amount exceeds the Step 1 Cap, then (i) the amount of the SpinCo Cash Distribution will be decreased by 40% of the Step 2 Adjustment Amount, and (ii) the Waters Special Dividend will be increased further by an amount equal to 60% of the Step 2 Adjustment Amount (with such increase described in this clause (ii) being in addition to the increase to the Waters Special Dividend described in Step 1 above).

If the Aggregate Adjustment Amount exceeds the sum of the Step 1 Cap and the Step 2 Cap, then (i) the amount of the SpinCo Cash Distribution will be decreased further by an amount equal to 50% of the Step 3 Adjustment

Amount (with such decrease described in this clause (i) being in addition to the decrease in the SpinCo Cash Distribution as described in Step 2 above), and (ii) the Waters Special Dividend will be increased further by an amount equal to 50% of the Step 3 Adjustment Amount (with such increase described in this clause (ii) being in addition to the increase to the Waters Special Dividend described in Step 1 and Step 2 above).

In the event that the aforementioned reaches the Excess Adjustment Amount, then (i) Waters will, in its sole discretion, be entitled to further increase the Waters Special Dividend up to the Excess Adjustment Amount; and (ii) BD will, in its sole discretion, be entitled to further decrease the amount of the SpinCo Cash Distribution up to the Excess Adjustment Amount. If the Aggregate Adjustment Amount exceeds the Aggregate Cap and the sum of (x) the increase in clause (i) of the prior sentence and (y) the absolute value of the decrease in clause (ii) of the prior sentence is less than the Excess Adjustment Amount, then the Exchange Ratio will not be increased as contemplated, and neither BD nor Waters will be obligated to consummate the Transactions contemplated to occur at the Closing.

In connection with the Transactions, the parties have agreed that BD will seek the IRS Ruling.

No fractional shares of Waters Common Stock or book-entry credit of the same will be issued pursuant to the Merger. All fractional shares of Waters Common Stock that a holder of SpinCo Common Stock would otherwise be entitled to receive as a result of the Merger will, in lieu of such fraction of a share, be aggregated by the Exchange Agent. The Exchange Agent will cause the whole shares obtained thereby to be sold on behalf of such holders that would otherwise have been entitled to receive a fractional share of Waters Common Stock pursuant to the Merger in the open market (or otherwise as reasonably directed by Waters), in each case at then-prevailing market prices and in no case later than 10 business days after the Effective Time.

Distribution of Per-Share Merger Consideration

Promptly after the Effective Time, SpinCo will issue and cause to be deposited with an exchange agent appointed by Waters, shares of SpinCo Common Stock in book-entry form for the benefit of holders of SpinCo Common Stock entitled to such shares upon conversion of shares of SpinCo Common Stock in connection with the Merger.

At the Effective Time, all issued and outstanding shares of SpinCo Common Stock (except for any such shares held by SpinCo as treasury stock or held by Waters or Merger Sub and any shares of Hook Stock) will be automatically converted into the right to receive shares of Waters Common Stock as described above under “Merger Consideration; Waters Special Dividend.”

Immediately thereafter, the exchange agent will deliver to each person who was the record holder of shares of SpinCo Common Stock immediately prior to the Effective Time the shares of Waters Common Stock into which such shares of SpinCo Common Stock have been converted pursuant to the Merger as described above under “Merger Consideration; Waters Special Dividend.”

Termination of Exchange Fund

Any portion of the Exchange Fund deposited with the exchange agent that remains undistributed to the former holders of shares of SpinCo Common Stock on the one-year anniversary of the Effective Time will be delivered to Waters, and any former holders of shares of SpinCo Common Stock who have not received their shares of Waters Common Stock as described above may thereafter look only to Waters for the Merger consideration to which they are entitled, any cash in lieu of fractional shares of Waters Common Stock and any dividends or other distributions with respect to Waters Common Stock.

Representations and Warranties

In the Merger Agreement, Waters has made representations and warranties to BD and SpinCo relating to Waters and Merger Sub, and BD has made representations and warranties to Waters and Merger Sub relating to BD and

SpinCo, in each case, as of the date of the Merger Agreement, which representations and warranties will also be made, subject to certain materiality, “material adverse effect,” knowledge and other qualifications, as of the Closing Date (except for certain representations and warranties that by their terms address matters only as of a specified date, which are made only as of such specified date), as described below. Representations and warranties with respect to SpinCo and Waters relate to, among other things:

•	due organization, good standing and qualification to conduct business;

•	corporate authority to enter into and perform the Merger Agreement (and the Transaction Documents);

•	capital structure, including authorized and outstanding shares and related rights;

•	ownership of certain subsidiaries free of liens, with no outstanding rights to acquire subsidiary interests;

•	absence of conflicts between the Merger Agreement and Transaction Documents and organizational documents and no violations of organizational documents, other obligations or laws;

•	financial statements prepared in accordance with GAAP and no undisclosed liabilities;

•	operation in the ordinary course and absence of certain changes or events;

•	sufficiency of SpinCo’s assets and title to operate its business (SpinCo only);

•	absence of pending or threatened investigations and litigations;

•	good title or valid leasehold in material real property;

•	filed tax returns and absence of tax disputes or liens;

•	valid and enforceable material contracts with no material defaults or termination notices;

•	compliance with labor laws with no material labor disputes or union issues;

•	compliance with applicable laws (including sanctions, U.S. anti-boycott laws and anti-corruption laws);

•	compliance with regulatory filings and permits;

•	funded, operated and administered employee benefit plans in compliance with applicable laws;

•	valid intellectual property rights with no material infringement or misappropriation;

•	compliance with environmental laws with no material environmental liabilities;

•	valid insurance policies;

•	absence of undisclosed affiliate matters;

•	accurate information provided for proxy statement and registration statements;

•	board of director and shareholder approvals;

•	receipt of financial advisor opinion regarding the merger consideration (Waters only);

•	common stock ownership;

•	payment of fees to brokers or finders in connection with the Transactions with no undisclosed brokers or finders;

•	valid and enforceable financing with no undisclosed conditions or terminations; and

•	absence of anti-takeover plan.

Material Adverse Effect

Many of the representations and warranties contained in the Merger Agreement are subject to a “material adverse effect” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, may, as the case may be, have a material adverse effect on Waters and its subsidiaries or the BDS Business, as applicable), knowledge qualifications, or both, and none of the representations and warranties will survive the Effective Time. The Merger Agreement does not contain any post-closing indemnification obligations with respect to these matters.

Under the Merger Agreement, for BD, a material adverse effect means any change, event, development, occurrence or effect that has a material adverse effect on the ability of BD to consummate the Distribution or the Separation by the Outside Date.

For Waters and SpinCo, a material adverse effect means any change, event, development, occurrence or effect that has, individually or in the aggregate, a material adverse effect on (a) the business, financial condition or results of operations of Waters or SpinCo and their respective subsidiaries, as applicable, taken as a whole, or (b) the ability of Waters or SpinCo, as applicable, to consummate the Merger prior to the Outside Date. However, none of the following will be deemed in themselves, either alone or in combination, to constitute, and none of the following will be taken into account in determining whether there has been or would reasonably be expected to be a material adverse effect under clause (a) above (but only, other than in respect of bullet points 1, 2, 3, 4, 5, 6 or 10 below, to the extent such conditions do not have a disproportionate impact on Waters or SpinCo and their respective subsidiaries, as applicable, taken as a whole, relative to other companies in the industry in which Waters or SpinCo and their subsidiaries, as applicable, operate):

•	any changes resulting from general market, economic, financial, capital markets or regulatory conditions;

•	any general changes in the credit, debt, financial or capital markets or changes in interest or exchange rates;

•	any changes in applicable law or U.S. GAAP (or, in each case, authoritative interpretations thereof);

•

any changes resulting from any hurricane, flood, tornado, earthquake or other natural disaster or weather-related events, or other force majeure events, any epidemics, pandemics or disease, or any worsening thereof;

•

any changes resulting from local, national or international political conditions, including the outcome of any elections, the outbreak or escalation of any military conflict, declared or undeclared war, armed hostilities, cyberterrorism or other acts of foreign or domestic terrorism or civil unrest;

•	any changes generally affecting the industries in which Waters and the Waters subsidiaries or SpinCo and the SpinCo subsidiaries, as applicable, operate;

•	any changes resulting from the execution of the Merger Agreement or the Separation Agreement or the announcement or the Merger or the Separation;

•	any changes in Waters’ stock price or the trading volume of Waters’ stock or any change in the credit rating of Waters (Waters only);

•

any change resulting from any action required to be taken by the terms of the Merger Agreement (other than actions taken in accordance with the terms of the Merger Agreement between the execution of the Merger Agreement and the Closing);

•

changes in or the imposition of any tariffs, or any actions relating to trade disputes, or changes in funding policies of or spending by Governmental Authorities (including the National Institutes of Health);

•

the failure to meet internal or analysts’ expectations, projections or results of operations (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted by another clause of this definition); or

•	any shareholder or derivative litigation arising from or relating to the Merger Agreement or the transactions contemplated by the Merger Agreement (Waters only).

Conduct of Business Pending the Merger

Each of the parties to the Merger Agreement has undertaken to perform certain covenants that place restrictions on such party and its subsidiaries until the earlier of the Closing or the termination of the Merger Agreement. In general, each of Waters (with respect to it and its subsidiaries) and BD (with respect to it and the BDS Business) has agreed that, prior to the Closing Date or the termination of the Merger Agreement, except as contemplated by the Merger Agreement, required by applicable law or as disclosed in Waters’ or SpinCo’s disclosure schedules delivered to the other party concurrently with the execution of the Merger Agreement (the “Waters Disclosure Schedule” and the “SpinCo Disclosure Schedule,” respectively) or consented to by the other party (which consent may not be unreasonably withheld, conditioned or delayed), subject to certain agreed exceptions, such party will use its commercially reasonable efforts to conduct its business in all material aspects in the ordinary course of business and to preserve intact the material components of its business organizations and maintain its business relationships with key employees, significant customers, and others having significant business relationships with the BDS Business.

BD has agreed that, prior to the Effective Time through the earlier of the Closing or termination of the Merger Agreement, solely with respect to the SpinCo Group or the BDS Business and excluding the BD Assets and the BD Liabilities, except as required or expressly contemplated by the Merger Agreement, the Separation Agreement, any other Transaction Document, applicable law or consented to by Waters (which consent may not be unreasonably withheld, conditioned or delayed), subject to certain agreed exceptions, BD will not, and will cause its subsidiaries not to, take any of the following actions:

•

amend, modify, restate, waive, rescind or otherwise change the organizational documents of BD or any of its subsidiaries (other than changes that would not prevent or materially impair or delay BD’s or any of its subsidiaries’ ability to comply with its obligations under the Merger Agreement, the Separation Agreement or to consummate the Transactions);

•

(i) except for transactions among BD and its wholly owned subsidiaries, make any material acquisition of any assets or businesses in excess of $10.0 million, individually, other than acquisitions of assets (but not businesses) in the ordinary course of business or (ii) except for transactions between or among wholly owned members of the SpinCo Group, sell, pledge, dispose of or encumber any material assets or businesses other than in the ordinary course of business (solely with respect to assets);

•

(i) issue, sell, pledge or transfer any equity interests of any of the members of the SpinCo Group, or securities convertible into, or exchangeable or exercisable for, or options with respect to, or warrants to purchase, or rights to subscribe for, equity interests of any of the members of the SpinCo Group, in each case other than (A) to BD or any of its wholly owned subsidiaries or (B) the granting of permitted liens described in the Merger Agreement or (ii) from the determination time through the earlier of the Closing or the termination of the Merger Agreement, issue, sell or pledge any equity interests of BD, or securities convertible into, or exchangeable or exercisable for, or options with respect to, or warrants to purchase, or rights to subscribe for, equity interests of BD;

•

(i) sell, lease, license (as licensor), assign, dispose of, or transfer any material SpinCo Intellectual Property (other than non-exclusive licenses of such intellectual property granted in the ordinary course of business and other than transfers to BD or any of its wholly owned Subsidiaries), (ii) abandon, permit to lapse or expire any material registered SpinCo Intellectual Property (other than at the end of its statutory term or otherwise in reasonable business judgment), (iii) disclose any material confidential information or material trade secrets included in the SpinCo Intellectual Property to any Person that is not subject to reasonable obligations with respect to confidentiality and non-disclosure, or (iv) escrow or make available any material source code for any SpinCo software included in the SpinCo Intellectual Property;

•

enter into any contract for the purchase of real property or any lease (as lessee) of real property related to any leased property providing for annual payments in excess of $2.5 million other than any renewal or extension of a real property lease in the ordinary course of business and on substantially similar terms to the existing lease or terms no less favorable in the aggregate to the BDS Business than those in the existing lease;

•

(i) amend any material term of, or waive any material right under, or voluntarily terminate (other than upon expiration in accordance with its terms), any SpinCo material contract, or (ii) enter into any contract that, if in effect on the date hereof, would be a SpinCo material contract, other than, in each case of clauses (i) and (ii), (A) in the ordinary course of business or (B) any modifications which are more favorable to the BDS Business;

•

cause any member of the SpinCo Group to repurchase, repay, prepay, refinance or incur any indebtedness for borrowed money, issue debt securities or any right to acquire any debt securities, engage in any securitization transactions or similar arrangements or assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any Person for borrowed money except (i) in the ordinary course of business, including pursuant to working capital facilities and commercial paper issuances, in an aggregate principal amount not to exceed $25.0 million, (ii) the SpinCo Financing and Permanent SpinCo Financing, (iii) intercompany indebtedness among SpinCo and its wholly owned subsidiaries or among any such wholly owned subsidiaries, (iv) intercompany indebtedness among SpinCo and its subsidiaries, on the one hand, and BD and its subsidiaries (other than SpinCo and its subsidiaries), and the other hand, in connection with the Separation, which shall be settled at or prior to the Closing, and (v) guarantees of BD’s credit agreement put in place substantially concurrently with the incurrence of the SpinCo Financing or the Permanent SpinCo Financing, solely to the extent necessary to enable compliance by BD with the covenants contained in BD’s credit agreement; provided that such guarantees will be automatically released concurrently with the Distribution;

•

except (i) as required by any benefit plan or collective bargaining agreement or (ii) with respect to BD benefit plans (other than SpinCo benefit plans), in connection with any action that applies in a substantially uniform manner to SpinCo Employees and other similarly situated employees of BD and its affiliates, (A) grant any new, or increases in, the compensation or benefits of any SpinCo Employee or other individual service provider of the SpinCo Group, other than any actions taken in the ordinary course of business with respect to SpinCo Employees or other individual service provider of the SpinCo Group (1) below the level of vice president and (2) with annualized base compensation below $275,000; (B) enter into or adopt any new SpinCo benefit plan, or materially amend or terminate any existing SpinCo benefit plan; (C) enter into any employment, consulting, severance or termination agreement with any SpinCo Employee or other individual service provider of the SpinCo Group, other than any actions taken in the ordinary course of business with respect to SpinCo Employees or other individual service provider of the SpinCo Group (1) below the level of vice president and (2) with annualized base compensation below $275,000; (D) accelerate the vesting of, or the lapsing of restrictions with respect to, any equity-based or other incentive-based compensation; (E) terminate the employment or services of any SpinCo Employee or other individual service provider of the SpinCo Group (1) at or above the level of vice president or (2) with annualized base compensation at or above $275,000, other than for cause; provided that any reduction in force impacting more than 50 SpinCo Employees or other individual service provider of the SpinCo Group will require consent from Waters; however, BD will notify Waters of any reduction in force impacting more than 25 SpinCo Employees or other individual services providers of the SpinCo Group; (F) hire, engage or promote any SpinCo Employee or other individual service provider of the SpinCo Group (1) at or above the level of vice president or (2) with annualized base compensation at or above $275,000; or (G) establish, adopt, enter into, negotiate, terminate or materially amend any collective bargaining agreement, or recognize or certify any labor union, works council, or other labor organization or employee representative as the bargaining representative for any SpinCo Employees;

•	implement any reduction-in-force, office or plant closing, or similar action that, in each case, would trigger notice obligations under WARN;

•

transfer or reassign the duties or employment of (i) any SpinCo Employee such that he or she no longer meets the definition of a SpinCo Employee or (ii) any other employee of BD or any of its affiliates such that he or she does meet the definition of a SpinCo Employee;

•	(i) transfer the employment of any individual who is not a SpinCo Employee into the SpinCo Group, or (ii) transfer the employment of any SpinCo Employee out of the SpinCo Group;

•

transfer the sponsorship of, or any liabilities relating to, any BD benefit plan (other than a SpinCo benefit plan set forth and so designated on the SpinCo Disclosure Schedule or immaterial SpinCo benefit plans as listed within 60 days following the date of the Merger Agreement as contemplated by SpinCo or any subsidiary thereof on the SpinCo Disclosure Schedule);

•	commence an obligation of SpinCo or any subsidiary thereof to contribute to any multiemployer plan;

•

other than with respect to any BD combined tax return or any member of BD’s tax group (or any tax return of any member of BD’s tax group) or any tax return to the extent required to conform to a BD combined tax return or a tax return of any member of BD’s tax group, (i) make any change (or file any such change) in any method of tax accounting, (ii) make (other than in a manner consistent with past practice or an initial entity classification election), change or revoke any material tax election, (iii) settle any audit, proceeding, claim or assessment with respect to material taxes of a member of the SpinCo Group, (iv) enter into a “closing agreement” within the meaning of Section 7121 of the Code or other written agreement with a Governmental Authority with respect to material taxes of a member of the SpinCo Group, (v) agree to waive, surrender or abandon any right to claim a material tax refund, offset or other reduction in liability of a member of the SpinCo Group, (vi) file any material tax return other than on a basis consistent in all material respects with past practice (except as otherwise required by a change in applicable law) with respect to a member of the SpinCo Group, (vii) file any material amended tax return or claim for refund for material taxes or (viii) grant, request or consent to any extension (other than in connection with any automatically granted tax return extension obtained in the ordinary course of business) or waiver of the statute of limitations period applicable to any material tax claim or assessment, in each case of clauses (i) through (viii), only to the extent such action (A) would be binding on the SpinCo Group or Waters and its subsidiaries or (B) would reasonably be expected to have an adverse impact on the taxes of the SpinCo Group or Waters and its subsidiaries;

•

make any material change in any method of financial accounting or financial accounting practice or policy applicable to the BDS Business, other than such changes as are required by U.S. GAAP or applicable law or that otherwise apply generally to BD and its subsidiaries;

•

settle or compromise any action, or enter into any consent decree or settlement agreement with any Governmental Authority, against any member of the SpinCo Group or primarily relating to the BDS Business or the liability of which would be SpinCo’s liability, other than settlements or compromises of any action in the ordinary course of business or where the amount paid in settlement or compromise does not exceed $5.0 million individually or $20.0 million in the aggregate (excluding any amounts covered by insurance) (this clause will not apply with respect to Tax matters or derivative, direct or other Actions brought by or on behalf of BD’s shareholders);

•

merge, combine or consolidate any of the members of the SpinCo Group with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other Separation of any of the members of the SpinCo Group (other than in connection with the Separation or the Separation);

•

incur or grant a material lien (other than a permitted lien) on any assets, properties or rights of any member of the SpinCo Group that constitute SpinCo assets, in each case, except (i) liens securing obligations under the SpinCo Financing or Permanent SpinCo Financing, (ii) liens securing guarantees of obligations under credit agreements to which any member of the SpinCo Group is party as of the date of the Merger Agreement; provided that any such liens and guarantee will be released prior to or in connection with the Closing, (iii) liens incurred in connection with the ordinary course factoring of receivables pursuant to agreements delivered to Waters, (iv) liens that will be released prior to or in connection with the Closing or (v) liens securing any intercompany indebtedness among the SpinCo Group or otherwise permitted by the Merger Agreement;

•

except in an amount not to exceed $30.0 million in the aggregate in excess of the annual capital expenditure budget with respect to the BDS Business, or pursuant to a SpinCo material contract made available to Waters as of the date of the Merger Agreement, make any capital expenditure or expenditures or enter into agreements or arrangements providing for capital expenditure or expenditures or otherwise commit to do so;

•

(i) grant any material refunds, discounts, credits, rebates or allowances to customers, or (ii) take actions to delay accounts payable or accelerate accounts receivable in any material respect, in each case, other than in the ordinary course of business consistent with past practice; or

•	authorize or commit or agree to take any of the foregoing actions.

In addition, Waters has agreed that, prior to the Effective Time, except as required or expressly contemplated by the Merger Agreement, the Separation Agreement, any other Transaction Document, applicable law or consented to by BD (which consent may not be unreasonably withheld, conditioned or delayed), subject to certain agreed exceptions, Waters will not, and will cause its subsidiaries (including Merger Sub) not to, take any of the following actions:

•

amend, modify, restate, waive, rescind or otherwise change the organizational documents of Waters or any of its subsidiaries (other than changes that would not prevent or materially impair or delay Waters’ ability to comply with its obligations under the Merger Agreement, the Separation Agreement or to consummate the Transactions);

•

except for transactions among Waters and any of its affiliates in the ordinary course of business and transactions among Waters and its wholly owned subsidiaries, (i) make any material acquisition of any assets or businesses in excess of $10.0 million, individually, other than acquisitions of assets (but not businesses) in the ordinary course of business or (ii) sell, pledge, dispose of or encumber any material assets or businesses other than in the ordinary course of business (solely with respect to assets);

•

issue, sell or pledge any equity interests of Waters, or securities convertible into, or exchangeable or exercisable for, or options with respect to, or warrants to purchase, or rights to subscribe for, equity interests of Waters, in each case other than (i) to Waters or any of its subsidiaries, or (ii) the granting of permitted liens;

•

(i) sell, lease, license (as licensor), assign, dispose of, or transfer, any material Waters intellectual property (other than non-exclusive licenses of such intellectual property granted in the ordinary course of business), (ii) abandon, permit to lapse or expire any material registered Waters intellectual property (other than at the end of its statutory term or otherwise in reasonable business judgment), (iii) disclose any material confidential information or material trade secrets included in the Waters intellectual property to any person that is not subject to reasonable obligations with respect to confidentiality and non-disclosure, or (iv) escrow or make available any material source code for any Waters software included in the Waters intellectual property;

•

enter into any contract for the purchase of real property or any lease (as lessee) of real property related to any leased property providing for annual payments in excess of $2.5 million other than any renewal or extension of a real property lease in the ordinary course of business and on substantially similar terms to the existing lease or terms no less favorable in the aggregate to Waters’ business than those in the existing lease;

•

except as required by any Waters benefit plan or collective bargaining agreement: (i) grant any new, or increases in, the compensation or benefits of any employee or individual service provider of Waters or its subsidiaries, other than any actions taken in the ordinary course of business with respect to employees or individual service providers of Waters or its subsidiaries (a) below the level of vice president and (ii) with annualized base compensation below $275,000; (a) enter into or adopt any new Waters benefit plan, or materially amend or terminate any existing Waters benefit plan, other than with respect to broad-based welfare benefit plans (other than severance) in the ordinary course of business and as would not reasonably be expected to increase the cost of benefits under such Waters benefit plans; (b) enter into any employment, consulting, severance or termination agreement with any employee, individual service provider or former employee of Waters or its subsidiaries, other than any actions taken in the ordinary course of business with respect to employees or individual service providers of Waters or its subsidiaries (1) below the level of vice president and (2) with annualized base compensation below $275,000; (c) accelerate the vesting of, or the lapsing of restrictions with respect to, any equity-based or other incentive-based compensation; (d) terminate the employment or services of any employee or other individual service provider of Waters or its subsidiaries (1) at or above the level of vice president or (2) with annualized base compensation at or above $275,000, other than for cause; provided that any reduction in force impacting more than 50 employees or other individual service providers of Waters or its subsidiaries will require consent from BD; provided, further, that Waters will provide notice to BD of any reduction in force impacting more than 25 employees or other individual service providers of Waters or its subsidiaries; (e) hire, engage or promote any employee or other individual service provider of Waters or its subsidiaries (1) at or above the level of vice president or (2) with annualized base compensation at or above $275,000; or (f) establish, adopt, enter into, negotiate, terminate or materially amend any collective bargaining agreement, or recognize or certify any labor union, works council, or other labor organization or employee representative as the bargaining representative for any employees of Waters or its subsidiaries;

•	implement any reduction-in-force, office or plant closing, or similar action that, in each case, would trigger notice obligations under WARN;

•

(i) amend any material term of, or waive any material right under, or voluntarily terminate (other than upon expiration in accordance with its terms), any Waters material contract, or (ii) enter into any contract that, if in effect on the date hereof, would be a Waters material contract, other than, in each case of clauses (i) and (ii), in the ordinary course of business or any modifications which are more favorable to Waters’ business;

•

repurchase, repay, prepay, refinance or incur any indebtedness for borrowed money, issue any debt securities or any right to acquire debt securities, engage in any securitization transactions or similar arrangements or assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any Person for borrowed money except (i) in the ordinary course of business, including pursuant to working capital facilities and commercial paper issuances, in an aggregate principal amount not to exceed $25.0 million at any time outstanding, (ii) the Waters financing contemplated by the Waters Commitment Letter, (iii) revolving borrowings pursuant to the Waters Existing Credit Agreement (as in effect on the date hereof), and (iv) intercompany indebtedness among Waters and its wholly owned subsidiaries or among any such wholly owned subsidiaries;

•

(i) make any change (or file any such change) in any method of tax accounting, (ii) make (other than in a manner consistent with past practice and other than an initial entity classification election), change or revoke any material tax election, (iii) settle any audit, proceeding, claim or assessment with respect to material taxes, (iv) enter into a “closing agreement” within the meaning of Section 7121 of the Code or other written agreement with a Governmental Authority with respect to material taxes, (v) agree to waive, surrender or abandon any right to claim a material tax refund, offset or other reduction in liability, (vi) file any material tax return other than on a basis consistent in all material respects with past practice (except as otherwise required by a change in applicable law), (vii) file any material amended tax return or claim for refund for material taxes or (viii) grant, request or consent to any extension (other than in connection with any automatically granted tax return extension obtained in the ordinary course of business) or waiver of the statute of limitations period applicable to any material tax claim or assessment, in each case of clauses (i) through (viii), only to the extent such action (A) would be binding on the SpinCo Group or Waters and its subsidiaries or (B) would reasonably be expected to have an adverse impact on the taxes of the SpinCo Group or Waters and its subsidiaries;

•	make any material change in financial accounting practice or policy, other than such changes as are required by U.S. GAAP or applicable law;

•

settle or compromise any Action, or enter into any consent decree or settlement agreement with any Governmental Authority, against Waters or its subsidiaries, other than settlements or compromises of any Action in the ordinary course of business or where the amount does not exceed $5.0 million individually or $20.0 million in the aggregate (excluding any amounts covered by insurance) (this clause will not apply with respect to Tax matters or derivative, direct or other Actions brought by or on behalf of Waters’ shareholders);

•

merge, combine or consolidate with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other Separation of Waters or any of its subsidiaries;

•

incur or grant a material Lien (other than a permitted lien) on any assets, properties or rights of Waters or any of its subsidiaries, in each case, except (i) liens securing obligations under the SpinCo Financing, Permanent SpinCo Financing or Waters financing contemplated by the Waters Commitment Letter, (ii) liens securing guarantees of obligations under credit agreements to which Waters or any of its subsidiaries is party as of the date hereof; provided that any such guarantee will be released prior to or in connection with the Closing, (iii) liens incurred in connection with the ordinary course factoring of receivables pursuant to agreements delivered to BD, (iv) liens that will be released prior to or in connection with the Closing or (v) Liens securing any intercompany indebtedness among Waters and its subsidiaries;

•

except in an amount not to exceed $30.0 million in the aggregate in excess of Waters’ annual capital expenditure budget set forth on the Waters Disclosure Schedule, or pursuant to a SpinCo material contract made available to Waters as of the date of the Merger Agreement, make any capital expenditure or expenditures or enter into agreements or arrangements providing for capital expenditure or expenditures or otherwise commit to do so; or

•	authorize or commit or agree to take any of the foregoing actions.

Conditions to the Merger

The obligations of each of the parties to effect the Closing are subject to the fulfillment or waiver of a number of conditions, including those described below.

Mutual Conditions

The respective obligations of each party to the Merger Agreement to consummate the Merger are subject to the fulfillment (or, to the extent permitted by applicable law, waiver by BD and Waters) of the following conditions:

•

the expiration or termination of any applicable waiting period under the HSR Act with respect to the Merger and the receipt of any required consents, authorizations, approvals, orders, filings and declarations required to be obtained prior to the Merger from certain Governmental Authorities under applicable laws;

•	the consummation of the Separation and the Distribution in accordance with the terms of the Separation Agreement in all material respects;

•

the effectiveness of the Waters registration statement and the SpinCo registration statement in accordance with the Securities Act or the Exchange Act, the absence of any stop order by the SEC or actual or threatened proceedings by a Governmental Authority seeking such a stop order;

•

the absence of a Governmental Authority of competent jurisdiction in the United States, certain jurisdictions set forth on the SpinCo Disclosure Schedule or in any jurisdiction where either SpinCo or Waters conducts non de minimis operations or owns non de minimis amounts of assets having enacted, issued or promulgated any law, statute, code, ordinance, rule or regulation, and the absence of a Governmental Authority of competent jurisdiction having issued or granted any order or injunction whether temporary, preliminary or permanent, in each case, that remains in effect and that has the effect of restraining, enjoining or prohibiting the consummation of the Separation, the Distribution or the Merger;

•	the approval by Waters shareholders of the Waters Share Issuance at the Special Meeting; and

•	the approval for listing (subject to official notice of issuance) on the NYSE of the shares of Waters Common Stock to be issued to the holders of SpinCo Common Stock pursuant to the Merger.

BD’s and SpinCo’s Conditions

The obligations of BD and SpinCo to consummate the Merger are subject to the fulfillment (or, to the extent permitted by applicable law, waiver by BD and SpinCo) of the following additional conditions:

•

the performance and compliance by Waters and Merger Sub in all material respects with the obligations, covenants and agreements required by the Merger Agreement to be performed or complied with by Waters and Merger Sub at or prior to the Closing;

•

the truth and correctness of the representations and warranties of Waters and Merger Sub set forth in the Merger Agreement, generally both when made and as of the Closing, subject to certain specified materiality standards;

•

the delivery by Waters and Merger Sub to BD of a certificate dated as of the Closing Date signed by an executive officer of Waters and Merger Sub certifying the satisfaction of the conditions described in the preceding two bullet points;

•	the receipt by BD of the BD Merger Tax Opinion;

•

the receipt by BD of (i) the IRS Ruling in form and substance reasonably satisfactory to BD, and such IRS Ruling continuing to be valid and in full force and effect at the Closing and (ii) the BD Distribution Tax Opinion; and

•	the SpinCo Cash Distribution having occurred.

Waters’ and Merger Sub’s Conditions

The obligations of Waters and Merger Sub to consummate the Merger are subject to the fulfillment (or, to the extent permissible by applicable law, waiver by Waters and Merger Sub) of the following additional conditions:

•

the performance and compliance by each of BD and SpinCo in all material respects of the obligations, covenants and agreements required by the Merger Agreement to be performed or complied with by it at or prior to the Closing;

•

the truth and correctness of the representations and warranties of BD and SpinCo set forth in the Merger Agreement, generally both when made and as of the Closing, subject to certain specified materiality standards;

•	the delivery by BD of a certificate executed by an executive officer of BD confirming the satisfaction of the conditions described in the preceding two bullet points; and

•	the receipt by Waters of the Waters Merger Tax Opinion.

No Solicitation

The Merger Agreement contains provisions restricting Waters’ ability to seek an alternative transaction. Under these provisions, Waters agrees to immediately cease, and to cause its subsidiaries to immediately cease, and to direct and use reasonable best efforts to cause its representatives to immediately cease, any discussions or negotiations with any person that may be ongoing with respect to a Competing Proposal, or any proposal that would reasonably be expected to lead to a Competing Proposal, and will request the return or destruction of any confidential information provided in any such discussions or negotiations. Waters also agrees that it will not, and will not authorize or permit its subsidiaries or authorize or permit any of its or their directors, officers, and employees to, and will use reasonable best efforts to cause its and their respective representatives not to, directly or indirectly:

•	solicit, initiate, knowingly encourage or knowingly facilitate any Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Competing Proposal; and

•

engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any nonpublic information relating to Waters or any Waters subsidiary relating to any Competing Proposal (or any inquiry, proposal or offer that would reasonably be expected to lead to a Competing Proposal);

However, if, prior to obtaining the approval of Waters’ shareholders and following the receipt of a bona fide written Competing Proposal after the date of the Merger Agreement, the Waters Board determines in good faith (after receiving advice of its financial advisor and of its outside legal counsel) such proposal is or could reasonably be expected to lead to a Superior Proposal and such Competing Proposal was not, directly or indirectly, solicited, initiated, knowingly encouraged or knowingly facilitated, and determines in good faith, after consultation with outside legal counsel, that a failure to take action with respect to such Competing Proposal would be reasonably expected to be inconsistent with the fiduciary duties that the Waters Board owes to Waters and its shareholders under applicable law, then the Waters Board may:

•

furnish information regarding Waters, its subsidiaries and affiliates to the Person making the Competing Proposal pursuant to an acceptable confidentiality agreement, subject to certain restrictions set forth in the Merger Agreement if such person is a competitor; and

•	engage in discussions or negotiations with such Person regarding such Competing Proposal.

The Merger Agreement provides that the term “Superior Proposal” means a bona fide written Competing Proposal (except the references therein to “20%” will be replaced by “50%”) made by a third party that was not solicited by Waters or any of its representatives in violation of the no-solicitation provisions and that, in the good-faith judgment of the Waters Board after consultation with its financial advisor and outside legal counsel, taking into account the various legal, financial and regulatory aspects of the Competing Proposal, (i) if accepted, is reasonably likely to be consummated on the terms proposed, taking into account any legal, financial and regulatory requirements, and the identity of the person or persons making the proposal and (ii) if consummated, would result in a transaction that is more favorable to Waters shareholders from a financial point of view than the Merger and the other transactions contemplated in the Merger Agreement (after giving effect to all adjustment or modification to the terms thereof which may be agreed in writing to be made by BD and SpinCo pursuant to the terms of the Merger Agreement).

Board Recommendation

Waters has agreed in the Merger Agreement that the Waters Board will not, prior to the Closing Date:

•	adopt, approve, endorse or recommend, or publicly propose to adopt, approve, endorse or recommend, any Competing Proposal;

•	withdraw, change, amend, modify or qualify, or publicly propose to withdraw, change, amend, modify or qualify, in a manner adverse to BD or SpinCo, the Waters Board Recommendation;

•

if a Competing Proposal that is structured as a tender offer or exchange offer for the outstanding shares of Waters Common Stock is commenced pursuant to Rule 14d-12 under the Exchange Act, fail to recommend against any such Competing Proposal within 10 business days after such commencement (or, if earlier, by the second business day prior to the then-scheduled Special Meeting);

•	fail to include the Waters Board Recommendation in this proxy statement/prospectus;

•

approve or authorize, or cause or permit Waters or any Waters subsidiary to enter into, any merger agreement, acquisition agreement, reorganization agreement, letter of intent, memorandum of understanding, agreement in principle, or similar agreement with respect to any Competing Proposal (other than an acceptable confidentiality agreement); or

•	commit or agree to do any of the foregoing (any act described in the first four clauses and this clause).

However, the Waters Board, at any time prior to the receipt of the approval of Waters shareholders, may make a Change in Recommendation in response to:

•	receipt by Waters, as the case may be, of a bona fide written Acquisition Proposal if such party has not violated the provisions described under “—No Solicitation” above; or

•	the occurrence of an Intervening Event, which is defined below.

Prior to receipt of Waters shareholder approval, the Waters Board may (i) respond to any bona fide written Competing Proposal that was not directly or indirectly, solicited, initiated or knowingly encouraged in breach of the Merger Agreement, effect a Waters Adverse Recommendation Change or (ii) in response to an Intervening Event, effect a Waters Adverse Recommendation Change, in the case of each of clauses (i) and (ii) above, such actions may only be taken if and only if the following conditions are met (A) (1) the Waters Board concludes in good faith, after consultation with Waters’ outside financial advisor and outside legal counsel, that, in the case of a Competing Proposal as described in (i) above, such Competing Proposal constitutes a Superior Proposal or, (2) in the case of an Intervening Event as described in (ii) above, that an Intervening Event has occurred and is continuing, (B) the Waters Board determines in good faith, after consultation with Waters’ outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties that the directors owe to Waters and its shareholders in their capacity as directors of Waters under applicable laws; (C) the Waters Board provides BD four business days’ prior written notice of its intention to take such action, (D) during the four business days following such written notice (the “Negotiation Period”), if requested by BD, Waters will, and will direct its representatives to, negotiate in good faith with BD regarding any revisions to the terms of the Transactions proposed by BD in response to such Competing Proposal or Intervening Event, and (E) at the end of the Negotiation Period, the Waters Board concludes in good faith, (x) after consultation with Waters’ outside legal counsel and financial advisor, that such Competing Proposal continues to be a Superior Proposal or (y) after consultation with Waters’ outside legal counsel, that the failure to make a Waters Adverse Recommendation Change would reasonably be expected to be inconsistent with the fiduciary duties that the directors owe to Waters and its shareholders in their capacity as directors of Waters under applicable laws.

Under the Merger Agreement, Waters must promptly (and in no event later than 48 hours), after receipt of any Competing Proposal, any request for nonpublic information relating Waters or its subsidiaries relating to, or from any person that has indicated in writing that it is reasonably likely to lead to, a Competing Proposal, or any inquiry or request for discussions or negotiations regarding any Competing Proposal, notify BD (which notice, if provided orally, will be confirmed in writing) of any of the foregoing occurrences (including the identity of the person or entity making or submitting such Competing Proposal or Competing Proposal and the terms thereof), including a copy of such request, inquiry or Competing Proposal, including any modification thereto. Waters must also keep BD reasonably informed on a reasonably prompt basis with respect to the status and the terms of any material modifications related to such matters (and in any event not later than 48 hours after any such change or any material development, discussions and negotiations with respect thereto). Waters has also agreed that it will furnish or make available to the other party, prior to or substantially concurrently with, any nonpublic information furnished or made available to any third party in connection with any Competing Proposal that was not previously provided to BD and SpinCo.

The Merger Agreement provides that the term “Intervening Event” means any change, event, development or occurrence with respect to Waters that is material to Waters and its subsidiaries (taken as a whole) that was not known by or was not reasonably foreseeable to, the Waters Board as of the date of the Merger Agreement. However, none of the following events (or the consequences thereof) will constitute an “Intervening Event”:

•	the receipt, existence or terms of a Competing Proposal or Superior Proposal;

•	any events, developments, occurrences or changes in circumstances of BD or the members of the SpinCo Group;

•	changes in the status of the Merger under the HSR Act or of any of the other required regulatory approvals;

•	any change in the price, or change in trading volume, of Waters Common Stock;

•	meeting or exceeding internal or analysts’ expectations, projections or results of operations;

•	changes in general economic, political or financial conditions or markets (including changes in interest rates, exchange rates, stock, bond or debt prices); or

•	changes in U.S. GAAP, other applicable accounting rules or applicable laws or their respective interpretation.

SpinCo’s Exclusivity

BD will, and will cause its subsidiaries to (and use reasonable best effort to cause its representatives to), immediately cease, any discussions or negotiations (other than with Waters or its affiliates) that may be ongoing with respect to a SpinCo Proposal (as defined below) and will request to have returned or destroyed reasonably promptly any confidential information that has been provided in any such discussions or negotiations. From the date of the Merger Agreement until the earlier of (a) termination of the Merger Agreement and (b) the Closing, BD will not, and will cause its subsidiaries not to (and will use reasonable best efforts to cause its representatives not to): (i) solicit any proposal from a third party relating to the acquisition, exclusive license, recapitalization, liquidation, dissolution or other transaction that constitutes 20% or more of the net revenues, net income or assets of the BDS Business (any of the foregoing, a “SpinCo Proposal”) or any inquiry, offer or proposal that would reasonably be expected to lead to a SpinCo Proposal, (ii) engage in any discussions or negotiations relating to the BDS Business, the SpinCo Assets or the SpinCo Group in connection with any SpinCo Proposal or any inquiry that would reasonably expected to lead to, a SpinCo Proposal, (iii) adopt, approve or recommend any SpinCo Proposal or (iv) approve or authorize or cause or permit BD or any of its subsidiaries to enter into, any merger agreement, acquisition agreement, reorganization agreement, letter of intent, memorandum of understanding, agreement in principle or similar agreement or document relating to any SpinCo Proposal; provided, nothing listed above will limit BD’s ability to pursue any transaction relating to substantially all of the business of BD (as opposed to solely the BDS Business), so long as such transaction would not prevent or materially impair or delay BD’s ability to comply with its obligations under the Merger Agreement, the Separation Agreement and the other Transaction Documents, or to consummate the transactions contemplated by the Merger Agreement, the Separation Agreement and the other Transaction Documents.

Employee Nonsolicitation; Noncompetition

The Merger Agreement contains provisions restricting both BD’s and Waters’ ability to solicit for employment or hire. For a period of eighteen (18) months following the Closing, BD or Waters will not, and will cause its subsidiaries or affiliates (including the members of the SpinCo Group), separately, not to, directly or indirectly solicit for employment or hire or induce or cause, or attempt to induce or cause, to leave the employ of the other party or any of its subsidiaries or affiliates any employee with a title of senior director or higher of, in the case of BD, the BDS Business as of the Closing and in the case of Waters, of BD or its subsidiaries; however, this clause will not restrict any (i) general solicitation for employees and BD with its subsidiaries and Waters with its affiliates will not be restricted in hiring anyone who responds to any such general solicitation or (ii) solicitation or employment of anyone whose employment with Waters or BD or their respective subsidiaries, as applicable, was terminated prior to any solicitation by BD or its subsidiaries, on one hand, or Waters or its subsidiaries, on the other hand.

Until the earlier of (i) three years after the Closing Date and (ii) the date on which any person will acquire 50% or more of the consolidated assets or issued and outstanding shares of BD (the “Restricted Period”), BD may not, and must cause the members of the BD Group not to, directly or indirectly, engage in the BDS Business or certain specified products (the “Competitive Business”). However, this clause will not prohibit (A) any member of the BD Group from engaging in the businesses conducted by the BD Group (excluding the BDS Business) at the Effective Time; (B) any member of the BD Group from directly or indirectly acquiring any interest in a Person or business engaged in a Competitive Business, and operating and managing such Person or business; provided, that if such Competitive Business represents 15% or more of the net revenues or net income of such acquired Person or business, as applicable, for such acquired business’ or Person’s most recently completed fiscal year, then the applicable member of the BD Group must within 18 months after the consummation of the acquisition of such Person or business so long as the Restricted Period is still in effect, either (x) dispose of such Person or business or the relevant portion thereof that is engaged in the Competitive Business or (y) discontinue the operation of such Competitive Business; provided, that in each case, such Person may not use the names “BD Diagnostic” or “BD Biosciences,” or anything substantially similar, in connection with the activities that constitute the Competitive Business; (C) the acquisition and ownership by BD or any of its subsidiaries, directly or indirectly, of less than 5% in the aggregate of the equity interests of any Person engaged in a Competitive Business; or (D) any member of the BD Group from performing their obligations under the Merger Agreement or the Transaction Documents.

SEC Filings

The Merger Agreement provides that, as promptly as reasonably practicable (i) BD and Waters will jointly prepare and cause to be filed with the SEC this proxy statement/prospectus, (ii) Waters will cause to filed with the SEC and the registration statement of which this proxy statement/prospectus is a part and (iii) BD and Waters will jointly prepare and BD will cause SpinCo to file with the SEC a registration statement to register the shares of SpinCo Common Stock to be distributed in Distribution.

BD and Waters are each required under the terms of the Merger Agreement to cause this proxy statement/prospectus to be mailed to Waters shareholders as promptly as reasonably practicable after the registration statement of which this proxy statement/prospectus is a part becomes effective under the Securities Act.

Each of Waters, BD and SpinCo will use its reasonable best efforts to have the Waters Registration Statement and the SpinCo Registration Statement declared effective as promptly as practicable after such filing and, prior to the effective date of the Waters Registration Statement and the SpinCo Registration Statement, each of Waters, BD and SpinCo will take all action reasonably required (subject to certain exceptions) to be taken under any applicable securities laws in connection with, in the case of Waters, the Waters Share Issuance and, in the case of the BD and SpinCo, the Distribution. The parties will cooperate in preparing and filing with the SEC the Waters Registration Statement, the SpinCo Registration Statement and this proxy statement/prospectus and any necessary amendments or supplements thereto. Following the effective date of the Waters Registration Statement and the SpinCo Registration Statement, each of Waters, BD and SpinCo will take all action reasonably required (subject to certain exceptions) to keep the Waters Registration Statement and the SpinCo Registration Statement effective for as long as is necessary in order to consummate the Merger, the Transactions and any other transactions contemplated by the Transaction Documents. As promptly as practicable after the SpinCo Registration Statement will have become effective, BD will cause this proxy statement/prospectus, the Waters Registration Statement, the SpinCo Registration Statement or the documents relating to the Distribution that are filed with the SEC to be mailed or made available to BD’s shareholders pursuant to applicable law.

No filing of, or amendment or supplement to, the Waters Registration Statement or this proxy statement/prospectus or the SpinCo Registration Statement will be made by Waters, BD or SpinCo without providing the other parties with a reasonable opportunity to review and comment thereon.

Waters Special Meeting

Under the terms of the Merger Agreement, Waters is required to, as promptly as practicable following the date on which the SEC has cleared this proxy statement/prospectus and declared effective the registration statement of which this document forms a part, take all action necessary under applicable law to call, give notice of and hold a meeting of its shareholder for the purpose of obtaining the requisite Waters shareholder approval to approve the Transactions.

The Merger Agreement provides that, unless the Merger Agreement has been terminated according to its terms (as further described in the section titled “Termination” below), Waters’ obligation to hold the Special Meeting is not affected by whether (i) the Waters Board has effected a Waters Adverse Recommendation Change or (ii) any Competing Proposal has been publicly proposed or announced or otherwise submitted to Waters or any of its representatives.

Regulatory Matters

The Merger Agreement provides that each party to the Merger Agreement will use reasonable best efforts to promptly take, or cause to be taken, all actions, and to promptly do, or cause to be done, and to assist and cooperate with the other in doing, all things reasonably necessary, proper or advisable under applicable laws to consummate and make effective the Merger, as promptly as practicable and in any event prior to the Outside Date, including: (i) preparing and filing of all forms, registrations, and notifications required to be filed to consummate the Merger and the other Transactions; (ii) obtaining of all necessary actions or non-actions, waivers, consents, clearances, approvals, and expirations or terminations of waiting periods, from Governmental Authorities; (iii) obtaining all necessary consents, approvals or waivers from third parties; and (iv) defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Merger.

Waters and BD also agreed to (i) promptly, but in no event later than 25 business days after the date of the Merger Agreement, file (or cause to be filed) any and all required pre-merger notifications and report forms under the HSR Act with respect to the Merger and the other Transactions contemplated in the Merger Agreement, the Separation Agreement and the other Transaction Documents, (ii) as soon as reasonably practicable file (or cause to be filed) any and all filings or notifications under applicable foreign investment laws, as set forth in the Waters Disclosure Schedule, and (iii) as soon as reasonably practicable, make any and all other filings or notifications (or drafts thereof) under applicable antitrust laws or foreign subsidies regulation, as set forth in the Waters Disclosure Schedule.

BD and Waters have also agreed to request early termination of any applicable waiting periods under the antitrust laws, foreign investment laws and foreign subsidies regulation and will respectively use their reasonable best efforts to cause the expiration or termination of such waiting periods, and will provide an appropriate response to any request for additional information or documents that may be requested pursuant to any applicable law or by any Governmental Authority as promptly as practicable. However, neither Waters, SpinCo nor BD will commit to or agree with any Governmental Authority to (i) stay, toll or extend any applicable waiting period under the HSR Act, (ii) pull and refile or resubmit the notification and report forms pursuant to the HSR Act, (iii) not consummate the Merger or any other transactions contemplated therein or in the other Transaction Documents before an agreed-to date, or (iv) any timing agreement, in each case relating to the Merger and the other transactions contemplated by the other Transaction Documents, without the prior written consent of the other parties.

Waters obligations to use reasonable best efforts (as described above) includes taking or agreeing to take all actions necessary to obtain all necessary actions or nonactions, waivers, consents, clearances, approvals and expirations or terminations of waiting periods, from Governmental Authorities, including divestitures, hold separate arrangements, the termination, assignment, novation or modification of contracts or other business relationships, the acceptance of restrictions on business operations and the entry into other commitments and limitations with respect to the BDS Business. However, Waters is not required to agree to any such actions that would result in a Burdensome Condition. In addition, neither Waters nor BD is required to take any action that is not conditioned upon completion of the Merger and BD is not required to take (and Waters may not agree to) any action with respect to the BD Business post-Merger.

Tax Matters

Pursuant to the Merger Agreement, each of BD, SpinCo and Waters have agreed to certain cooperation covenants with respect to the IRS Ruling request and each of the BD and Waters Merger Tax Opinions. Each of SpinCo, Waters and BD have agreed to cooperate and use reasonable best efforts to cause the delivery of the BD Merger Tax Opinion and the IRS Ruling. Each of SpinCo, BD and Waters has agreed to cooperate and use reasonable best efforts to cause the delivery of the Waters Merger Tax Opinion. BD will provide Waters with draft copies of the IRS Ruling pre-submission conference report, the IRS Ruling request and each material IRS Submission in order to provide Waters the opportunity to review and comment on each such submission.

The Merger Agreement contains certain additional representations, warranties and covenants relating to the preservation of the intended tax treatment of the Separation, the Contribution, the Distribution and the Merger. Additional representations, warranties and covenants relating to the intended tax treatment of the Transactions are contained in the Tax Matters Agreement. Indemnification for taxes generally is governed by the terms, provisions and procedures described in the Tax Matters Agreement.

Listing

Under the terms of the Merger Agreement, Waters is required to use its reasonable best efforts to cause the shares of Waters Common Stock to be issued pursuant to the Merger to be approved for listing (subject to notice of issuance) on the NYSE at or prior to the Effective Time.

Management of the Combined Company

Waters will cause the Waters Board to take all action necessary such that, effective as of the Effective Time, the Waters Board will consist of 11 to 12 individuals, including (a) one or two individuals (as mutually determined by BD and Waters prior to Closing) that meet the requirements under the rules and regulations of the NYSE to be considered an independent director of the Waters Board (which individuals will be selected after good-faith consultation with Waters) and (b) 10 individuals selected by Waters; provided, a majority of the members of the Waters Board must meet the requirements under the rules and regulations of the NYSE to be considered independent directors of the Waters Board.

Name of the Combined Company and Headquarters

The name of Waters and its headquarters will not be changed at the Effective Time as a result of the Merger or any of the other Transactions. Udit Batra will serve as CEO and President of SpinCo and Amol Chaubal will serve as Senior Vice President and CFO.

Financing

The Merger Agreement provides that each of Waters and SpinCo will (and BD will cause SpinCo to) use reasonable best efforts to obtain the financing contemplated by the SpinCo Bridge Commitment Letter and the Waters Commitment Letter (other than any portion of such financing that is replaced with previously or concurrently funded permanent financing), subject to the right to obtain alternative financing under certain circumstances. The Merger Agreement also requires each of BD, SpinCo and Waters to cooperate in the arrangement, marketing and consummation of SpinCo’s and Waters’ respective financing (or, if applicable, alternative financing), subject to the limitations set forth in the Merger Agreement.

If the Merger Agreement is terminated pursuant to its terms (other than a termination by Waters for certain breaches (as set forth in the Merger Agreement) by BD, in which case BD shall be responsible for 100% of the Reimbursement Obligations), Waters will, and will cause its subsidiaries to, pay to BD an amount of cash equal to 100% of the aggregate amount of the Reimbursement Obligations (as defined in the Merger Agreement) then outstanding and without duplication of the foregoing, Waters will, and will cause its subsidiaries to, indemnify and hold harmless BD, its subsidiaries and its and their representatives from and against 100% of losses actually suffered or incurred by them in connection with obtaining the financings contemplated in the Merger Agreement, except any such losses to the extent suffered or incurred as a result of the bad faith, gross negligence, willful misconduct or material breach of the Merger Agreement, the SpinCo Bridge Commitment Letter and the Waters Commitment Letter or any other agreement executed in connection with such financings.

Certain Other Covenants and Agreements

The Merger Agreement contains certain other covenants and agreements, including covenants (with certain exceptions specified in the Merger Agreement) relating to:

•	advanced consultation requirements for press releases or public statements regarding the Merger Agreement or the Transactions;

•

steps required to cause any disposition of SpinCo Common Stock or acquisition of Waters Common Stock resulting from the Transactions by each individual who is subject to reporting requirements of Section 16(a) of the Exchange Act with respect to SpinCo or Waters to be exempt under Rule 16b-3 promulgated under the Exchange Act;

•	litigation brought against BD, Waters and/or their respective boards of directors relating to the Transactions;

•	satisfaction of all notification and consultation obligations in work council matters with respect to the Separation, the Distribution and the Merger;

•	financial statements for the BDS Business that BD will provide to Waters between the signing of the Merger Agreement and the Closing;

•	access to certain information of BD and its affiliates and Waters and its affiliates; and

•	indemnification obligations with respect to former directors or officers of any member of the SpinCo Group.

The Merger Agreement provides that, unless the Merger Agreement has been terminated according to its terms (as further described in the section titled “Termination” below), the proposals requiring Waters shareholder approval will be submitted to Waters shareholders for approval at the Waters Special Meeting whether or not (A) the Waters Board will have effected a Waters Adverse Recommendation Change or (B) any Competing Proposal will have been publicly proposed or announced or otherwise submitted to Waters or any of its Representatives.

Termination

The Merger Agreement may be terminated at any time prior to the Effective Time by mutual written agreement of Waters and BD. Also, subject to specified qualifications and exceptions, Waters or BD may terminate the Merger Agreement if, at any time prior to the Effective Time:

•	the Merger has not been consummated on or prior to the Outside Date, subject to extension to October 13, 2026 in connection with outstanding regulatory approvals;

•

any law, regulation or statute by Governmental Authority that has the effect of restraining the consummation of the Merger permanently preventing or prohibiting consummation of the Merger or Separation is in effect and has become final and non-appealable; or

•	the requisite approval of Waters shareholders has not been obtained at the Waters Special Meeting (including any adjournment or postponement thereof).

In addition, subject to specified qualifications and exceptions, Waters may terminate the Merger Agreement upon written notice if, at any time prior to the Effective Time:

•

a breach of any representation, warranty, covenant or agreement occurs on the part of BD or SpinCo as of the date of signing or the Closing and such breach is incapable of being cured prior to the Outside Date or, if curable, is not cured within the earlier of (i) 60 days after written notice thereof is given by Waters to BD and (ii) the Outside Date.

In addition, subject to specified qualifications and exceptions, BD may terminate the Merger Agreement upon written notice if, at any time prior to the Effective Time:

•

a breach of any representation, warranty, covenant or agreement occurs on the part of RMT Partner or Merger Sub as of the date of signing or the Closing Date and such breach is incapable of being cured prior to the Outside Date or, if curable, is not cured within the earlier of (i) 60 days after written notice thereof is given by BD to Waters and (ii) the Outside Date; or

•	the Waters Board effects a Waters Adverse Recommendation Change at any time prior to obtaining the requisite approval of Waters shareholders.

If the Merger Agreement is terminated, the Merger Agreement will become null and void and have no effect, without any liability on the part of any party; provided, such termination will not relieve any party from any liability from fraud or willful and material breach of any representation, warranty, covenant, obligation or other provision contained in the Merger Agreement except as described below under “The Merger Agreement—Termination Fee Payable in Certain Circumstances.”

Termination Fee Payable in Certain Circumstances

The Merger Agreement provides that in the event of termination of the Merger Agreement prior to the Closing Date under certain circumstances described below, Waters may be required to pay a termination fee equal to $733.0 million to BD. BD is not required to pay a termination fee under the Merger Agreement.

Waters has agreed to pay the Termination Fee to BD in the following circumstances, subject to certain specified conditions:

•	If BD terminates the Merger Agreement following a Waters Adverse Recommendation Change;

•

If a Competing Proposal is publicly made and not withdrawn at least five business days prior to certain specified events, (1) the Merger Agreement is terminated (A) for a failure to obtain the approval by Waters shareholders of the Waters Share Issuance, (B) because Waters has committed an uncured or incurable breach of any representation, warranty, covenant or agreement in the Merger Agreement such that conditions to the closing of the Merger would not be satisfied or (C) because there has not been a vote of Waters shareholders prior to the Outside Date and (2) Waters consummates, or enters into a definitive agreement with respect to a Competing Proposal (substituting “50%” for each reference to “20%” in the definition of “Competing Proposal”) within twelve months of the termination of the Merger Agreement.

In no event will Waters be required to pay the Termination Fee more than once. The Termination Fee will be the sole and exclusive remedy of the BD and SpinCo against Waters, Merger Sub and their respective subsidiaries in circumstances where such Termination Fee is payable.

In addition to the Termination Fee, other than in the event of a termination by Waters as a result of a material breach by BD or SpinCo of covenants that would cause certain closing conditions not to be satisfied at the Closing, Waters will, and will cause its subsidiaries to, pay to BD an amount in cash equal to 100% of the aggregate amount of certain documented out-of-pocket costs and expenses, in each case then outstanding and as incurred by BD, SpinCo or their subsidiaries in connection with certain financing, in each case in accordance with the terms of the Merger Agreement.

Governing Law

The parties to the Merger Agreement have agreed that the Merger Agreement, and all claims, disputes, controversies or causes of action (whether in contract, tort, equity or otherwise) that may be based upon, arise out of or relate to the Merger Agreement (including any schedule or exhibit thereto) or the negotiation, execution or performance of the Merger Agreement (including any claim, dispute, controversy or cause of action related to any representation or warranty made in or in connection with the Merger Agreement) will be governed by and construed in accordance with the laws of the State of Delaware, without regard to any choice or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the State of Delaware.

Forum

The parties to the Merger Agreement have agreed that any action related to the Merger Agreement will be brought exclusively in the Court of Chancery of the State of Delaware or if under applicable law, exclusive jurisdiction over such matter is vested in the federal courts, any federal court in the State of Delaware and any appellate court from any thereof.

Specific Performance

The parties to the Merger Agreement have agreed that the parties to the Merger Agreement are entitled to specific performance and injunctive or other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement without posting any bond.

The Separation Agreement

The following is a summary of the material provisions of the Separation Agreement. This summary does not purport to be complete and is subject to, and is qualified in its entirety by the Separation Agreement, which is attached to this proxy statement/prospectus as Annex B and is incorporated by reference herein. Waters shareholders and BD shareholders are urged to read the Separation Agreement in its entirety. This summary of the Separation Agreement has been included to provide Waters shareholders and BD shareholders with information regarding its terms. The rights and obligations of the parties are governed by the express terms and conditions of the Separation Agreement and not by this summary or any other information included in this proxy statement/prospectus.

Descriptions regarding the assets and liabilities conveyed to (and assumed by) SpinCo and retained by BD contained in the Separation Agreement are qualified by certain information that has been exchanged separately between BD and SpinCo and that is not expressly enumerated in the Separation Agreement. Accordingly, Waters shareholders and BD shareholders should not rely on the general descriptions of assets and liabilities in the Separation Agreement, as they may have been modified in important ways by the information exchanged separately between BD and SpinCo. For the avoidance of doubt, the Separation Agreement does not contain any representations or warranties.

Overview

The Separation Agreement provides for the separation of SpinCo from BD. Among other things, the Separation Agreement specifies which assets of BD related to the BDS Business are to be transferred to, and which liabilities of BD related to the BDS Business are to be assumed by, SpinCo and its subsidiaries, and sets forth when and how these transfers and assumptions will occur. The Separation Agreement also includes procedures by which BD and SpinCo will become separate and independent companies (subject only to the Transition Services Agreement and the Contract Manufacturing Agreements). The matters addressed by the Separation Agreement include the matters described below.

Transfer of Assets and Assumption of Liabilities

The Separation Agreement identifies assets to be transferred (including contracts to be assigned) and liabilities to be assumed by each of BD and SpinCo as part of the separation of the BDS Business into an independent company, and it provides for when and how these transfers, assumptions and assignments will occur.

In particular, the Separation Agreement provides that BD and its subsidiaries will transfer each of their respective right, title and interest in the following assets (the “SpinCo Assets”) to SpinCo:

•

all issued and outstanding capital stock or other equity interests of the existing BD entities to be transferred to SpinCo and other investments in securities in joint ventures, minority investments, partnerships or similar persons owned by SpinCo or any other members of the SpinCo Group;

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(i) all cash or cash equivalents paid to SpinCo by BD related to net working capital obligations, if any, plus (ii) aggregate cash and cash equivalent of SpinCo and other members of the SpinCo Group immediately prior to the Distribution, plus (iii) all cash held by members of the SpinCo Group in excess of $160.0 million (and above certain specified thresholds for specified jurisdictions), plus (iv) restricted cash held in escrow or as collateral or otherwise pursuant to applicable laws, plus (v) all cash proceeds from the SpinCo Financing and/or Permanent SpinCo Financing by SpinCo in excess of the SpinCo Cash Distribution (after taking into account any adjustments pursuant to the Merger Agreement);

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all assets that are expressly provided by the Separation Agreement, the Merger Agreement or any of the other Transaction Documents (or the Schedules thereto) that have been or are to be transferred to SpinCo or any other member of the SpinCo Group;

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all SpinCo owned real property, SpinCo real property leases and SpinCo transferred leased property, together with any tangible personal property or inventory located at such properties (subject to certain exceptions) and any prepaid rent, security deposits and related options to renew or purchase, including easements;

•	all inventory of either BD or SpinCo or any member of the BD Group or SpinCo Group to the extent primarily related to, primarily used in or primarily held for use for the BDS Business;

•	all specified contracts of the BDS Business and all rights, interests or claims of either BD or SpinCo or any of the members of the BD Group or the SpinCo Group thereunder;

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all intellectual property rights owned by either BD or SpinCo or any of the members of the BD Group or the SpinCo Group as of the Distribution Time that are primarily used by the BDS Business (the “SpinCo Intellectual Property”), including rights to sue and recover for past or future infringement, misappropriation or violation thereof;

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all embodiments of intellectual property rights, including design specifications, material or other technical information (the “Technology”), in which the intellectual property rights therein are owned by either BD or SpinCo or any of the members the BD Group or the SpinCo Group, that is used or is necessary to the BDS Business as of the Distribution Time (the “SpinCo Technology”), subject to certain exceptions and know-how or knowledge, to the extent related to the BDS Business;

•	all SpinCo permits as of the Distribution Time and all rights, interests or claims of either BD or SpinCo or any of the members of the BD Group or SpinCo Group thereunder;

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copies of any and all SpinCo books and records in the possession of either BD or SpinCo as of immediately prior to the Distribution Time; provided, BD will be permitted to retain copies of certain such books and records;

•	all tangible personal property primarily used for the BDS Business, subject to certain exceptions;

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all claims, warranties, guarantees, refunds, actions, defenses, rights of recovery, rights of set-off or counterclaim and rights of recoupment of every kind and nature against third parties and to the extent arising out of the SpinCo Assets or SpinCo Liabilities;

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subject to certain conditions and net of certain amounts, all proceeds of third-party insurance policies received or receivable by BD or any member of the SpinCo Group and monies received in the nature of contribution or indemnification in respect of any SpinCo Asset after the date of the latest financial statements of BD as of the execution of the Merger Agreement (“Excluded Cash”);

•	all rights that accrue or will accrue to SpinCo or any member of the SpinCo Group pursuant to the Separation Agreement, the Merger Agreement or any other Transaction Document;

•	any and all assets included in the Final Net Working Capital; and

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all other assets of either BD or SpinCo or any member of the BD Group or SpinCo Group as of the Distribution Time that are primarily related to or are primarily used in or primarily held for use for the BDS Business (other than those that are of a type described above).

All of the assets other than the assets allocated to SpinCo will generally be retained by, or transferred to, BD. The Separation Agreement identifies the BD Assets, including, subject to certain exceptions:

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all assets of either BD or SpinCo or any of the members of the BD Group or SpinCo Group as of the Distribution Time that are contemplated by the Separation Agreement, the Merger Agreement or any other Transaction Document (or the schedules thereto) as assets to be retained by BD or any other member of the BD Group;

•	all inventory of either BD or SpinCo or any of the members of the BD Group or the SpinCo Group other than inventory that are SpinCo Assets;

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all real property, whether owned, leased, subleased, licensed, or otherwise occupied by either BD or SpinCo or any of the members of the BD Group or the SpinCo Group as of the Distribution Time other than the SpinCo owned real property, SpinCo real property leases and SpinCo transferred leased property, and tangible personal property located thereon, (other than any tangible personal property that is a SpinCo Asset) and any prepaid rent, security deposits or related interests that are related thereto;

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all contracts of either BD or SpinCo or any of the members of the BD Group or the SpinCo Group, other than the specified contracts of the BDS Business (including the portion of any shared contracts that are specified contracts of the BDS Business);

•	all intellectual property owned by either BD or SpinCo or any of the members of the BD Group or the SpinCo Group, other than the SpinCo Intellectual Property;

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the Technology set forth on schedules to the Separation Agreement and Technology of either BD or SpinCo or any of the members of the BD Group or the SpinCo Group, other than the copies of such Technology that are SpinCo Technology;

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all information technology owned by either BD or SpinCo or any member of the BD Group or the SpinCo Group as of immediately prior to the Distribution Time (other than contracts relating to certain information technology as specified on a schedule to the Separation Agreement);

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all permits of either BD or SpinCo or any of the members of the BD Group or SpinCo Group other than the permits owned or licensed by either BD, SpinCo or any member of the BD Group or the SpinCo Group;

•	all of BD’s books and records;

•	all cash and cash equivalents of either BD or SpinCo or any of the members of its Group as of the Distribution Time, other than any cash that is a SpinCo Asset and any Excluded Cash;

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all attorney-client privilege and attorney-work-product protection and documents of BD or any member of the BD Group, in connection with the sale of the BDS Business and the Transactions contemplated by the Separation Agreement, the Merger Agreement and the other Transaction Documents, and all documents maintained by BD, the BD Group or representatives in connection with the sale of the BDS Business; and

•	all rights that accrue or will accrue to BD or any member of BD Group pursuant to the Separation Agreement, the Merger Agreement or any other Transaction Document.

The Separation Agreement provides that liabilities related to the BDS Business or the assets allocated to SpinCo will generally be retained by or transferred to SpinCo, including, except to the extent constituting liabilities to be retained by BD (the “SpinCo Liabilities”), the following, subject to certain exceptions:

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all liabilities, including any environmental liabilities, solely to the extent relating to (i) the BDS Business as conducted at any time prior to the Distribution Time by either BD or SpinCo or any of its current or former subsidiaries including any terminated, divested or discontinued business, operations and activities of the BDS Business, or (ii) any SpinCo Asset;

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any and all liabilities of either BD or SpinCo or any of the members of the BD Group or the SpinCo Group that are to be assumed by SpinCo or any other member of the SpinCo Group, and all agreements, obligations and liabilities of any member of the SpinCo Group under the Separation Agreement, the Merger Agreement or any other Transaction Document;

•	all liabilities relating to the specified contracts of the BDS Business, the SpinCo Intellectual Property, the SpinCo Technology or permits that are SpinCo Assets;

•	all liabilities relating to, arising out of or resulting from the SpinCo Financing and/or Permanent SpinCo Financing and Waters Bridge Facility;

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all SpinCo Liabilities, Waters or their respective businesses and operations contained in any of the Disclosure Documents (as defined in the Separation Agreement), other than information relating to the BD Business;

•	any and all liabilities expressly included in the Final Net Working Capital;

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the out-of-pocket cost of the premium or premiums actually incurred by any member of BD or the SpinCo Group, with respect to obtaining the prepaid directors’ and officers’ liability insurance policy or policies and all unpaid reimbursement obligations owed by Waters to BD;

•	all liabilities arising out of claims made by any third party against any member of the BD Group or the SpinCo Group relating to the BDS Business; and

•	subject to certain restrictions, any liabilities relating to the operation of any business conducted by or on behalf of any member of the SpinCo Group after the Distribution Time;

All of the liabilities other than the liabilities allocated to SpinCo will generally be retained by or transferred to BD. The Separation Agreement identifies specific liabilities that will not be allocated to SpinCo (the “BD Liabilities”), including:

•	all liabilities of either BD or SpinCo or any member of the BD Group or the SpinCo Group as of the Distribution Time, in each case, that are not SpinCo Liabilities;

•	all liabilities arising out of claims made by any third party against any member of BD Group or the SpinCo Group to the extent relating to the BD Business or BD Assets;

•	subject to certain restrictions, any liabilities solely to the extent relating to the operation of any business conducted by or on behalf of any member of the BD Group after the Distribution Time; and

•	certain scheduled liabilities.

Consents and Delayed Transfers

The Separation Agreement provides that the parties will use their commercially reasonable efforts to seek and obtain any approvals, consents, ratifications, permissions, waivers or authorizations with applicable regulatory requirements (including governmental authorizations) required for the transfer or assignment of any assets or the assumption of any liabilities under the Separation Agreement, and BD will be solely responsible for any and all out-of-pocket costs and expenses (including consent fees) incurred by BD or any member of the BD Group in connection therewith (and any out-of-pocket costs and expenses incurred by SpinCo or any member of the SpinCo Group prior to the Distribution Time).

The transfer or assignment of assets or the assumption of liabilities, as the case may be, will be automatically deemed deferred and any such purported transfer, assignment or assumption will be null and void until such time as all legal impediments are removed or such approval or notification has been obtained or made if and to the extent that the valid, complete and perfected transfer or assignment of such assets would be a violation of applicable law or require any approvals or notifications that have not been made or obtained at or prior to the Distribution Time. The party retaining such asset will hold such asset in trust for the use and benefit of the other (at the expense of the member of the SpinCo Group or the BD Group, as applicable, entitled thereto) until properly conveyed. From and after the Distribution Time, all the benefits and burdens relating to such asset or liability, including use, risk of loss, potential for gain, and dominion, control and all related costs and expenses, will inure to the SpinCo Group or the BD Group, as applicable. Except as required by applicable law (including pursuant to a “determination” within the meaning of Section 1313(a) of the Code or similar provision of state, local or foreign law), each of BD and SpinCo will, and will cause the members of the BD Group or the SpinCo Group, as applicable, to, (i) treat such asset for all tax purposes as owned by the party entitled to such asset and any liability as a liability of the party intended to be responsible for such liability and (ii) neither report nor take any tax position (on a tax return or otherwise) inconsistent with such treatment.

Shared Contracts

Subject to applicable law, unless the parties otherwise agree or the benefits of the shared contracts are expressly conveyed to the applicable party, any contract, a portion of which is a SpinCo Contract, but the remainder of which is a BD Asset (such contracts, the “Shared Contracts”), will be assigned in relevant part to the applicable member(s) of the BD Group or the SpinCo Group, as applicable, if so assignable, or be appropriately amended so that each applicable member of the BD Group or SpinCo Group will be entitled to the rights and benefits, and will assume the related portion of any liabilities, inuring to the BD Business or the BDS Business, as applicable. In no event will BD or SpinCo be required to assign or amend any shared contract that is not assignable or that cannot be amended without consent of the counterparty. For any shared contract that cannot be so assigned or amended, the party that is a party to such shared contract will take reasonable and permissible actions to cause the other party to receive the rights and benefits of that portion of the shared contract that relates to the BD Business or the BDS Business, as applicable, as if such shared contract had been assigned or amended, and to bear the burden of the corresponding liabilities as if such liabilities had been assumed. Each of BD and SpinCo will use its commercially reasonable efforts to complete the assignment or amendment of all Shared Contracts described above.

Financing

Prior to the Distribution Time and subject to the terms and conditions of the Merger Agreement, SpinCo will enter into a definitive agreement or agreements providing for the SpinCo Financing or Permanent SpinCo

Financing, incur the SpinCo Financing and/or the Permanent SpinCo Financing and receive the proceeds thereof. From and after SpinCo’s or any member of the SpinCo Group’s receipt of the proceeds of the SpinCo Financing and/or the Permanent SpinCo Financing, SpinCo shall not distribute or disburse any portion of the proceeds of the SpinCo Financing and/or the Permanent SpinCo Financing other than in connection with the payment of the SpinCo Cash Distribution, the Cash Transfer and (to the extent applicable) the Waters Special Dividend, in each case, in accordance with the terms of the Separation Agreement or in connection with satisfying any payment obligations (including payment of associated fees, costs and expenses) under the SpinCo Financing and/or the Permanent SpinCo Financing. See the section entitled “The Transaction Agreements—Debt Financing.”

Contribution

As part of the Separation and prior to the Distribution, BD will contribute (i) the SpinCo Assets and (ii) the Cash Transfer (as applicable) to SpinCo in exchange for (a) the assumption of the SpinCo Liabilities by SpinCo, (b) the actual or deemed issuance by SpinCo to BD of shares of SpinCo Common Stock, (c) the payment by SpinCo to BD of the SpinCo Cash Distribution and (d) the payment by SpinCo to BD of the Cash Transfer (as applicable).

The Distribution

In the Distribution, BD will distribute all of the outstanding shares of SpinCo Common Stock to BD’s shareholders, without consideration on a pro rata basis on the Distribution Date.

The BD Board, in accordance with applicable law, will establish a record date and the date of the Distribution (the Distribution Date), and BD will establish appropriate procedures in connection with, and to effectuate in accordance with applicable law, the Distribution. All shares of SpinCo Common Stock held by BD on the date of the Distribution will be distributed to the holders of record of BD Common Stock in the manner determined by BD and in accordance with the distribution formula set forth below. Each holder of BD Common Stock on the BD record date will be entitled to receive (i) the total number of shares of SpinCo Common Stock held by BD on the Distribution Date, multiplied by (ii) a fraction, the numerator of which is the number of shares of BD Common Stock held by such record holder on the record date and the denominator of which is the total number of shares of BD Common Stock outstanding on the record date (excluding treasury shares held by any member of the BD Group).

Upon the consummation of the Distribution, BD will deliver to the distribution agent a global certificate or book-entry authorization representing the shares of SpinCo Common Stock being distributed, which the distribution agent for the Distribution will hold such book-entry shares for the account of BD shareholders pending the Merger, in accordance with the Merger Agreement.

Conditions to the Distribution

The obligation of BD to complete the Distribution is subject to the satisfaction or waiver of the following conditions:

•	the receipt by BD of the BD Distribution Tax Opinion;

•	the receipt by BD of the IRS Ruling and such IRS Ruling will continue to be valid and in full force and effect;

•	the completion of the Separation substantially in accordance with the Separation step plan (other than those steps that are expressly contemplated to occur at or after the Distribution);

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the delivery by an independent appraisal firm reasonably acceptable to BD of one or more opinions to BD Board confirming the solvency and financial viability of BD prior to the Distribution and of BD and SpinCo after giving effect to the consummation of the SpinCo Financing or the Permanent SpinCo Financing, SpinCo Cash Distribution and Cash Transfer and after consummation of the Distribution;

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the consummation of the SpinCo Financing or the Permanent SpinCo Financing in accordance with the Separation Agreement and receipt by SpinCo of net cash proceeds in respect of such financing equal to or greater than the amount of the SpinCo Cash Distribution, and BD, acting reasonably and in good faith, being satisfied that, as of the Distribution Time, it shall have no liability under the SpinCo Financing and/or Permanent SpinCo Financing;

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the satisfaction or valid waiver of all conditions to all parties obligations to effect the Merger other than those conditions that by their nature are to be satisfied substantially contemporaneously with the Distribution and/or the Merger;

•	the confirmation by Waters that conditions to it and Merger Sub’s obligations to effect the Merger have been satisfied;

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the issuance of additional shares of SpinCo Common Stock to BD, or other appropriate actions, such that the number of shares of SpinCo Common Stock then outstanding is equal to the number of shares of SpinCo Common Stock necessary to effect the Distribution and the other transactions contemplated by the Separation Agreement;

•	the consummation of the SpinCo Cash Distribution by SpinCo to BD; and

•	the payment of the Cash Transfer.

In accordance with the Separation Agreement, BD and Waters will cooperate and use their reasonable best efforts to cause the conditions to the Distribution to be satisfied as promptly as practicable, but in any event, prior to the Outside Date. In addition, BD is required to use its reasonable best efforts to obtain the opinions referenced in bullets one and four above to consummate the Distribution.

Initial Adjustment Statement; Post-Closing Adjustments

Prior to the Closing Date, BD will deliver to Waters a statement (the “Initial Adjustment Statement”), which will set forth in reasonable detail BD’s calculation of:

•	the Net Working Capital of SpinCo as of immediately prior to the Distribution;

•	SpinCo Indebtedness immediately prior to the Distribution;

•	the SpinCo Expense Reimbursement; and

•	the Cash Transfer Amount.

BD must consider any comments to the Initial Adjustment Statement proposed by Waters in good faith. BD’s calculations (reflecting, if applicable, any comments from Waters) will be used for purposes of calculating the Cash Transfer Amount to be paid on the Closing Date.

The Separation Agreement provides for a post-closing adjustment. Within 120 days following the Closing, Waters will prepare and deliver to BD a statement (the “Preliminary Adjustment Statement”), which will set forth in reasonable detail Waters’ calculation of the components of the Initial Adjustment Statement and the cash and cash equivalents of SpinCo immediately prior to the Distribution.

If BD disagrees with the calculations set forth in the Preliminary Adjustment Statement, BD will deliver to Waters, within 60 days after receipt by BD of the Preliminary Adjustment Statement, a written statement describing each objection and BD’s proposed adjustments, including reasonable detail of each item or amount in dispute, the basis for such dispute and the supporting documentation, schedules and calculation. BD will be deemed to have accepted the values assigned by the Preliminary Adjustment Statement to any individual item or amount not specifically identified in such notice. If BD does not deliver the notice within the 60 days, BD will be deemed to have accepted the Preliminary Adjustment Statement, which will be the “Final Adjustment Statement” for purposes of the payment.

If BD delivers a notice of disagreement to Waters, BD and Waters will attempt to resolve the dispute within 30 days after Waters’ receipt of BD’s notice. If the parties do not reach a resolution during that 30 day period, BD and Waters will retain a nationally recognized independent certified public accounting firm in the United States who will make a final determination with respect to disputed items.

Within five business days after the determination of the Final Cash Transfer Amount, if the Final Cash Transfer Amount exceeds the Cash Transfer Amount, SpinCo will pay BD the amount of such excess. If the Cash Transfer Amount exceeds the Final Cash Transfer Amount, BD will pay SpinCo the amount of such excess.

Access to Information and Record Retention

The Separation Agreement provides for the following access to information:

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Until the seven-year anniversary of the Distribution Date, each party agrees that it will not destroy or otherwise dispose of, or permit the destruction or disposal of, any of SpinCo’s books and records or any of BD’s books and records in its or its subsidiaries’ possession without first giving SpinCo and Waters, on the one hand, or BD, on the other hand, written notice of such intended destruction or disposition no later than 20 days prior to the date of such destruction or disposition and offering such other party the opportunity to copy any of SpinCo’s books and records or BD’s books and records, as applicable, or to deliver to such other party, at such other party’s expense, custody of such books and records.

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After the Distribution Time, subject to certain applicable confidentiality obligations, Waters and/or SpinCo, or any members of the Waters Group or the SpinCo Group, each of BD, on the one hand, and Waters and/or SpinCo, on the other hand, will use its commercially reasonable efforts to make available to the other party, upon written request, the former, current and future directors, officers, employees, other personnel and agents of the members of the Waters Group, the SpinCo Group or the BD Group as witnesses and any books, records or other documents that are within its control or that it otherwise has the ability to make available without undue burden, to the extent that any such person (giving consideration to business demands of such directors, officers, employees, other personnel and agents) or books, records or other documents may reasonably be required in connection with any action in which the requesting party (or member of the Waters Group, the SpinCo Group or the BD Group) may from time to time be involved, regardless of whether such action is a matter with respect to which indemnification may be sought hereunder. The requesting party will bear all costs and expenses in connection therewith.

Treatment of Intercompany Agreements, Receivables and Payables

The Separation Agreement provides that all agreements that are between members of the SpinCo Group, on the one hand, and BD and its other subsidiaries, on the other hand, other than certain specified contracts, will be terminated without any further liability to BD, SpinCo or any member of the BD Group or the SpinCo Group. The Separation Agreement provides that prior to the separation of SpinCo, all intercompany receivables owed and intercompany payables due solely between members of the SpinCo Group, on the one hand, and BD and its other subsidiaries, on the other hand, will be repaid, settled or otherwise eliminated in full, without any further liability thereunder to either party thereto.

The Separation Agreement also provides that prior to the separation of SpinCo or as soon as possible thereafter, the parties will take all actions necessary to cause all bank and brokerage accounts owned by a member of the SpinCo Group to be de-linked from the accounts owned by BD or any of its other subsidiaries, and all bank and brokerage accounts owned by BD or any of its other subsidiaries to be de-linked from the accounts owned by a member of the SpinCo Group. The parties will also take all actions necessary to cause the contracts governing such bank and brokerage accounts to be amended to transfer such contracts and the related assets to the BD Group or the SpinCo Group as applicable. Further, any outstanding checks issued by BD, SpinCo or any of their respective subsidiaries prior to the time of the Distribution will be honored from and after the time of the Distribution by a Person or entity or a group owning the account on which the check is drawn, without limiting the ultimate allocation of liability for such amounts under the Separation Agreement or any other Transaction Document.

Releases

The Separation Agreement provides that, subject to certain exceptions specified in the Separation Agreement, Waters and SpinCo, on one hand, and BD, on the other hand, each on behalf of itself and each member of the SpinCo Group or the BD Group and certain other of its affiliates and representatives, will release and discharge (i) BD and the members of the BD Group or SpinCo and the members of the SpinCo Group, as applicable, and their respective successors and assigns; (ii) all persons who at any time prior to the Distribution Time have been shareholders, directors, officers, agents or employees of any member of the BD Group or the SpinCo Group (in each case, in their respective capacities as such), as applicable, and their respective heirs, executors, administrators, successors and assigns; and (iii) in the case of Waters and SpinCo only, all persons who at any time prior to the Distribution Time are or have been shareholders, directors, officers, agents or employees of an existing BD entity to be transferred to SpinCo and who are not, as of immediately following the Distribution Time, directors, officers or employees of SpinCo or a member of the SpinCo Group, in each case from (A) all SpinCo Liabilities or BD Liabilities, as applicable, (B) any and all liabilities arising from or in connection with the transactions and all other activities to implement the Separation and the Distribution, the SpinCo Financing, the Permanent SpinCo Financing, the Waters financing, the Merger and any of the other transactions contemplated by the Separation Agreement, the Merger Agreement or any of the other Transaction Documents and (C) all liabilities arising from or in connection with actions, inactions, events, omissions, conditions, facts or circumstances occurring or existing prior to the Distribution Time (whether or not such liabilities cease being contingent, mature, become known, are asserted or foreseen, or accrue, in each case before, at or after the Distribution Time), in the case of Waters and SpinCo, to the extent relating to, arising out of or resulting from, the BDS Business, the SpinCo Assets or the SpinCo Liabilities, and in the case of BD, to the extent relating to, arising out of or resulting from the BD Business, the BD Assets and the BD Liabilities.

Indemnification

The Separation Agreement provides that SpinCo will, and will cause each member of the SpinCo Group to, indemnify defend and hold harmless, BD, each member of the BD Group and BD’s affiliates and each of their respective past, present and future directors, officers, employees and agents, in each case, in their respective capacities as such, including their respective heirs, executors, successors and assigns from and against all liabilities of such indemnitees relating to any of the following:

•	any SpinCo Liability;

•	any failure of SpinCo, any other member of the SpinCo Group or any other person to pay, perform or otherwise promptly discharge any SpinCo Liabilities in accordance with their terms;

•	any breach by SpinCo or any other member of the SpinCo Group of the Merger Agreement or any of the Transaction Documents, subject to certain indemnitee limitations therein;

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except to the extent it relates to a BD Liability, any guarantee, indemnification or contribution obligation, surety bond or other credit support agreement, arrangement, commitment or understanding to the extent discharged or performed by any member of the BD Group for the benefit of any member of the SpinCo Group by any member of the BD Group that survives following the Distribution (other than as a result of breach thereof by any member of the SpinCo Group prior to the Effective Time or breach thereof by any member of the BD Group);

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any liabilities arising out of claims made by the securityholders or lenders of a party or any of their Affiliates to the extent relating to the use of any information provided by or on behalf of Waters in writing prior to the Distribution in connection with the SpinCo Financing, the Permanent SpinCo Financing or the Waters Bridge Facility (other than with respect to information that was initially disclosed or provided to Waters by any member of the BD Group); and

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any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to statements made explicitly in Waters’ name in specified securities filings to be made by the parties in connection with the Transactions.

The Separation Agreement provides that BD will, and will cause other members of the BD Group to, indemnify, defend and hold harmless SpinCo, each member of the SpinCo Group and affiliates, all persons who are or have been their respective shareholders, directors, partners, managers, managing members, officers, agents or employees, and each of their respective successors and permitted assigns, from and against all liabilities relating to, arising out of or resulting from:

•	any BD Liability;

•	any failure of BD, any other member of the BD Group or any other person to pay, perform or otherwise promptly discharge any BD Liability;

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any breach by BD or any other member of the BD Group of the Separation Agreement or any of the other Transaction Documents (other than any Transaction Document that expressly contains indemnification provisions, which will be subject to the indemnification provisions contained in such Transaction Document); provided, SpinCo Indemnitees will not be entitled to indemnification for BD’s, or a member of the BD Group’s, breach prior to the Distribution Time;

•

except to the extent it relates to a SpinCo Liability, any guarantee, indemnification or contribution obligation, surety bond or other credit support agreement, arrangement, commitment or understanding to the extent discharged or performed by any member of the SpinCo Group for the benefit of any member of the BD Group by any member of the SpinCo Group that survives following the Distribution (other than as a result of a breach thereof by any member of the SpinCo Group after the Effective Time);

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liabilities arising out of claims made by the securityholders or lenders of a party or any of their affiliates to the extent relating to the use of any information relating to BD Business provided by or on behalf of BD, SpinCo, or any of their subsidiaries in writing prior to the Distribution in connection with the SpinCo Financing, the Permanent SpinCo Financing or the Waters Bridge Facility (other than with respect to information that was initially disclosed or provided to BD by Waters or any of its subsidiaries); and

•

any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to statements made explicitly in BD’s name in specified securities filings to be made by the parties in connection with the Transactions.

Under the Separation Agreement, each indemnifying party’s indemnification obligations are uncapped and the amount of any indemnifiable loss will be net of any insurance proceeds or other amounts actually recovered from any person in respect of the indemnifiable liability. Each indemnified party must use its commercially reasonable efforts to collect or recover any insurance proceeds or other proceeds to which the indemnified party is entitled in connection with any liability for which the indemnified party seeks indemnification pursuant to the Separation Agreement.

Certain Additional Covenants

The Separation Agreement also addresses additional obligations of the parties relating to further assurances, use of the BD Name and BD Marks, cooperation, ancillary agreements prior to the time of the Distribution, the services to be provided under the Transition Services Agreement and other matters.

Insurance

Following the time of the Distribution, the SpinCo Group and the Waters Group will not be covered by or have access to the insurance policies of the BD Group; provided, that the SpinCo Group will have the right to access occurrence-based coverage, to the extent available, for claims asserted after the time of the Distribution but arising out of an occurrence prior to the time of the Distribution, with any retrospective premiums, deductibles or similar obligations arising from such claims being borne by SpinCo and its subsidiaries.

Dispute Resolution

The Separation Agreement contains provisions that govern, except as otherwise provided in certain Transaction Documents, the resolution of disputes, controversies or claims that may arise between BD and SpinCo related to the Separation Agreement or any ancillary agreement or the Transactions contemplated thereby. As soon as reasonably practicable, an appropriate executive or a senior level of management of each of BD and Waters will begin conducting good faith negotiations with respect to such dispute. If BD and Waters are unable to resolve a dispute through negotiation within thirty (30) days of receiving a negotiation request or such longer period of time as BD and Waters may mutually agree in writing, the dispute will be submitted to mandatory mediation in accordance with the International Institute for Conflicts Prevention & Resolution Mediation Procedure. If the dispute has not been resolved during a set period of time, then either BD or Waters may commence litigation in accordance with the terms in the Separation Agreement.

Termination

The Separation Agreement will terminate simultaneously with a termination of the Merger Agreement prior to the Distribution. In the event of such a termination, none of the parties will have any liability to any person by reason of the Separation Agreement, except as provided in the Merger Agreement.

Governing Law

The parties to the Separation Agreement have agreed that the Separation Agreement will be governed by and construed and interpreted in accordance with the laws of the State of Delaware irrespective of choice of law principles including all matters of validity, construction, effect, enforceability, performance and remedies.

Forum

The parties to the Separation Agreement have agreed that any litigation relating to any dispute with respect to the Separation Agreement, or for recognition and enforcement of any judgment in respect of the Separation Agreement and the rights and obligations arising under the Separation Agreement brought by the other party or its successors or assigns, will be brought and determined exclusively in the Delaware Court of Chancery (or, solely in the case that the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware).

Specific Performance

The parties to the Separation Agreement are entitled to specific performance and injunctive or other equitable relief to prevent breaches of the Separation Agreement and to enforce specifically the terms and provisions of the Separation Agreement without posting any bond.

Debt Financing

Concurrently with the execution of the Merger Agreement, SpinCo entered into the SpinCo Bridge Commitment Letter with certain financial institutions, pursuant to which such financial institutions committed to provide senior unsecured bridge loans under a 364-day senior unsecured bridge loan credit facility in an aggregate principal amount of up to $4.0 billion, subject to the terms and conditions of the SpinCo Bridge Commitment Letter. The SpinCo Bridge Commitment Letter was subsequently terminated on July 29, 2025, in connection with the entry into the Amended and Restated SpinCo Term Loan Commitment Letter.

Concurrently with the execution of the Merger Agreement, SpinCo entered into the SpinCo Term Loan Commitment Letter with certain financial institutions, pursuant to which such financial institutions agreed to arrange and syndicate a senior unsecured term loan credit facility in an aggregate principal amount of up to $4.0 billion and committed to provide a portion of the senior unsecured term loans under such facility, subject to the terms and conditions of the SpinCo Term Loan Commitment Letter. The SpinCo Term Loan Commitment Letter was subsequently amended, restated and superseded in its entirety by the Amended and Restated SpinCo Term Loan Commitment Letter, entered into on July 29, 2025, by SpinCo and certain financial institutions (the “SpinCo Commitment Parties”), pursuant to which the SpinCo Commitment Parties fully committed to provide senior unsecured term loans under a senior unsecured term loan credit facility in an aggregate principal amount of up to $4.0 billion, subject to the terms and conditions of the Amended and Restated SpinCo Term Loan Commitment Letter.

SpinCo expects that SpinCo may reduce commitments under the Amended and Restated SpinCo Term Loan Commitment Letter by incurring the Permanent SpinCo Financing on or prior to the date of the SpinCo Cash Distribution. The aggregate proceeds of the SpinCo Financing and/or the Permanent SpinCo Financing will be used by SpinCo to make the SpinCo Cash Distribution, subject to certain adjustments set forth in the Merger Agreement, and to pay fees and expenses related to the Transactions. In addition, following the Merger, any proceeds of the SpinCo Financing and/or the Permanent SpinCo Financing, if applicable, in excess of the foregoing may be used to pay all or any portion of the Waters Special Dividend. In the event that no Permanent SpinCo Financing is incurred on or prior to the date of the SpinCo Cash Distribution, SpinCo may incur Permanent SpinCo Financing following the consummation of the Merger and use the proceeds from such Permanent SpinCo Financing to repay indebtedness incurred under the SpinCo Financing on or prior to the date of the SpinCo Cash Distribution. SpinCo anticipates that the definitive documentation governing the Permanent SpinCo Financing will contain customary covenants for financing transactions of a similar nature and will carry an interest rate based on then current market conditions. The terms of the Permanent SpinCo Financing are not committed, and the exact terms and interest rate of the Permanent SpinCo Financing will be subject to market conditions. There can be no assurance regarding if or when the Permanent SpinCo Financing will be consummated or the terms of the Permanent SpinCo Financing. Following the Merger, Waters and certain of its subsidiaries are expected to guarantee all indebtedness incurred by SpinCo in connection with the payment of the SpinCo Cash Distribution.

Concurrently with the execution of the Merger Agreement, Waters and a financial institution executed a 364-day senior unsecured bridge loan facility commitment letter, pursuant to which such financial institution has committed to provide senior unsecured bridge financing of $1.8 billion to fund the Waters Special Dividend (if it becomes necessary to pay such dividend to the Waters shareholders), and fees and expenses related to the transactions contemplated by the Merger Agreement, on the terms and conditions set forth therein.

Waters expects that Waters may reduce commitments under the Waters Bridge Facility by incurring indebtedness under the Permanent Waters Financing on or prior to the payment date of the Waters Special Dividend. The aggregate proceeds of the Waters Bridge Facility and/or the Permanent Waters Financing will be used by Waters to make the Waters Special Dividend if the Waters Special Dividend becomes payable pursuant to the Merger Agreement. Waters anticipates that the definitive documentation governing the Permanent Waters Financing will contain customary covenants for financing transactions of a similar nature and will carry an interest rate based on then current market conditions. The terms of the Permanent Waters Financing are not committed, and the exact terms and interest rate of the Permanent Waters Financing will be subject to market conditions. There can be no assurance regarding if or when the Permanent Waters Financing will be consummated or the terms of the Permanent Waters Financing.

It is expected that, if necessary, the proceeds of the Waters Bridge Facility (to the extent not reduced or replaced by the Permanent Waters Financing on or prior to the payment date of the Waters Special Dividend) will be used in a single drawing on or prior to the Closing Date to pay the Waters Special Dividend and fees and expenses related to the Transactions. To the extent the Waters Bridge Facility is undrawn as of the payment date of the Waters Special Dividend, the commitments thereunder will automatically terminate. It is expected that the proceeds of the SpinCo Financing (to the extent not reduced or replaced by the Permanent SpinCo Financing on or prior to the date of the SpinCo Cash Distribution), will be used in a single drawing on or prior to the date of the Distribution to pay the SpinCo Cash Distribution and fees and expenses related to the Transactions. In addition, following the Merger, any proceeds of the SpinCo Financing in excess of the foregoing may be used to pay all or any portion of the Waters Special Dividend. The definitive documentation for each of the Waters Bridge Facility and the SpinCo Financing is expected to reflect substantially the same representations and warranties, covenants and events of default and other relevant provisions as those in the Waters Existing Credit Agreement, with certain modifications as contemplated by the documentation principles specified in the Waters Commitment Letter and the Amended and Restated SpinCo Term Loan Commitment Letter.

This proxy statement/prospectus is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any debt securities of Waters or SpinCo. No offer of debt securities will be made in the United States absent registration under the Securities Act, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

ADDITIONAL AGREEMENTS RELATED TO THE SEPARATION, THE DISTRIBUTION AND THE MERGER

Waters, BD, SpinCo and Merger Sub and certain of their respective subsidiaries, shareholders, directors and officers, in each case as applicable, have entered into or, before the consummation of the Transactions, will enter into, certain other agreements relating to the Transactions and various interim and ongoing relationships among Waters, SpinCo and BD. The material terms of these agreements are summarized below. The summaries below are qualified in their entirety by the contents of the respective agreements, which are incorporated by reference in this proxy statement/prospectus. Shareholders of Waters and BD are urged to read these agreements in their entirety. The summary of the agreements described below has been included to provide Waters shareholders and BD shareholders with information regarding their terms. The rights and obligations of the parties to these agreements are governed by the express terms of the agreements and not by this summary or any other information included in this document. This summary is not intended to provide any other factual information about Waters, Merger Sub, BD or SpinCo. Information about Waters, Merger Sub, BD and SpinCo can be found elsewhere in this proxy statement/prospectus and in the documents incorporated by reference into this proxy statement/prospectus.

Tax Matters Agreement

SpinCo, BD and Waters will enter into a Tax Matters Agreement that governs the parties’ respective rights, responsibilities and obligations with respect to taxes of SpinCo, BD and their respective subsidiaries (including taxes arising in the ordinary course of business and taxes, if any, incurred as a result of any failure of the Separation or the Distribution to qualify for their intended tax treatment), tax benefits and attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings, and assistance and cooperation in respect of tax matters. This summary is qualified by reference to the complete text of the Tax Matters Agreement, which is incorporated by reference and is filed as an exhibit to the registration statement of which this proxy statement/prospectus is a part.

In general, under the Tax Matters Agreement:

•

BD will be responsible for and indemnify SpinCo for (i) any taxes (and any related interest, penalties or audit adjustments) imposed on any consolidated, combined or unitary tax group of BD for any period; (ii) any taxes (including indirect taxes on controlled foreign corporations) (and any related interest, penalties or audit adjustments) imposed on SpinCo or any of its subsidiaries for any tax period or portion thereof ending on or prior to the date of the Distribution; (iii) any taxes (and any related interest, penalties or audit adjustments) attributable to assets or activities of businesses operated by the BD Group and its subsidiaries other than the BDS Business; (iv) any taxes (and any related interest, penalties or audit adjustments) with respect to the Separation or the Distribution (other than taxes resulting from a failure of the Transactions to qualify for the intended tax treatment set forth in the Tax Matters Agreement); and (v) generally, 100% of any taxes (and any related interest, penalties or audit adjustments) resulting from a failure of the Transactions to qualify for the intended tax treatment set forth in the Tax Matters Agreement, except that (a) BD is generally not responsible for any such taxes caused by specified actions of (or relating to) SpinCo (unless such taxes were also caused by specified actions of (or relating to) BD in which case BD remains liable to the extent of its relative fault) and (b) BD is only responsible for its pro rata share of any such taxes that result from an issue with the computation or availability of Overlap Shareholders (described more fully below); and

•

SpinCo will be responsible for and indemnify BD for (i) any taxes (and any related interest, penalties or audit adjustments) imposed on SpinCo for any period or portion thereof beginning after the date of the Distribution; (ii) generally, 100% of any taxes (and any related interest, penalties or audit adjustments) resulting from a failure of the Transactions to qualify for the intended tax treatment set forth in the Tax Matters Agreement that is caused by specified actions of (or involving) SpinCo (unless such taxes were also caused by specified actions of (or involving) BD, in which case BD remains liable to the extent of its relative fault); (iii) any taxes attributable to an action by SpinCo or a member of the SpinCo Group at the direction of Waters (or a subsidiary or Affiliate of Waters) that is not in the ordinary course of business (and not expressly required by the Merger Agreement or the Transaction Documents or party of the separation transaction) effected after the Distribution and on the date of the Distribution; and (iv) its pro rata share of such taxes that result from an issue with the computation or availability of Overlap Shareholders (described more fully below).

As described more fully below under “U.S. Federal Income Tax Consequences of the Distribution and the Merger,” under Section 355(e) of the Code, BD is required to recognize corporate level tax on the Distribution if, as a result of the Merger and any other Transactions considered part of a plan with the Distribution, there is a direct or indirect acquisition by one or more persons of equity representing a 50% or greater interest in SpinCo. For purposes of determining whether one or more persons will acquire directly or indirectly equity representing a 50% or greater interest in BD or SpinCo for purposes of Section 355(e) of the Code, if a holder of SpinCo Common Stock is also a shareholder of Waters immediately prior to the Merger (an Overlap Shareholder), the amount of such Overlap Shareholder’s ownership percentage in SpinCo immediately prior to the Merger that does not decrease as a result of the Merger is not taken into account as a an acquisition of interests for these purposes. BD has requested a private letter ruling from the IRS regarding the proper time, manner and methodology for measuring Overlap Shareholders for these purposes. If, notwithstanding the IRS Ruling, any taxes (and any related interest, penalties or audit adjustments) are attributable to an error in the determination of the Overlap Shareholders or otherwise to the failure of the Contribution or the Distribution to qualify for their intended tax treatment because of an issue with respect to the computation or availability of Overlap Shareholders (and such taxes are not attributable to certain specified actions of BD or Waters that result in such taxes being allocated to BD and/or Waters), then the Tax Matters Agreement provides that BD will bear 39.2% and Waters will bear 60.8% of such taxes.

The parties’ obligations under the Tax Matters Agreement are not limited in amount or subject to any cap. The Tax Matters Agreement does not provide for an indemnity to any holder of SpinCo Common Stock (as determined immediately after the Distribution but prior to the Merger) or any BD Shareholder or Waters Shareholder as a result of any failure of the Separation, the Distribution or the Merger to qualify for their intended tax treatment.

The Tax Matters Agreement also assigns responsibilities for administrative matters, such as the filing of returns, payment of taxes due, retention of records and conduct of audits, examinations or similar proceedings. In general, the party that would be primarily liable under the Tax Matters Agreement to pay the applicable taxes resulting from a tax contest will administer and control such tax contest. However, BD will administer and control any tax proceeding with respect to the intended tax treatment or the tax treatment of any separation transaction; provided, that SpinCo will have joint control and consent rights in any tax proceeding that involves taxes for which SpinCo may reasonably be expected to become liable to make an indemnification payment, to the extent relating to such taxes. In the case of any tax proceeding related to any Tax Return required to be filed by a member of the SpinCo Group for which BD controls the tax proceeding, SpinCo will have information and consent rights to the extent SpinCo may reasonably be expected to become liable to make an indemnification payment or would otherwise reasonably be expected to materially and adversely impact the Tax liability of the SpinCo Group for any post-closing tax period. In addition, the Tax Matters Agreement provides for cooperation and information sharing with respect to tax matters.

The Tax Matters Agreement also imposes certain restrictions on Waters, SpinCo and BD with respect to actions that could cause the Separation and the Distribution to fail to qualify for their intended tax treatment. Unless a favorable ruling or an unqualified will-level opinion (of counsel or an accounting firm) is received that is in form and substance satisfactory to BD in its discretion, or BD waives the requirement to obtain such favorable ruling or will-level opinion, during the two-year period following the Distribution, Waters and SpinCo may not:

•	merge or consolidate with another Person;

•

approve or allow the sale, disposition or other transfer (including discontinuance or cessation) of more than 30% of SpinCo’s gross assets (or the gross assets of the trade or business relied upon to satisfy the requirements of Section 355 of the Code) (other than for sales or dispositions (i) in the ordinary course, (ii) to a disregarded entity of the transferor for U.S. federal income tax purposes, (iii) of any cash paid to acquire assets from an unrelated person or repayment of any indebtedness of a member of the SpinCo’s “separate affiliated group” within the meaning of Section 355(b)(3) of the Code, (iv) to another member of SpinCo’s “separate affiliated group” within the meaning of Section 355(b)(3) of the Code, (v) in connection with the contribution of the stock of SpinCo to a certain subsidiary of Waters or (vi) of certain cash to Waters to fund any Waters Special Dividend in connection with the Transaction);

•

enter into a transaction or series of transactions that results in any person acquiring any shares of Waters or SpinCo, subject to certain exceptions, including (i) adoption of a shareholder rights plan, (ii) in connection with a person’s performance of services, (iii) relating to acquisition by retirement plan of an employee, (iv) relating to public trading, (v) certain share repurchases (if specific requirements satisfied), and (vi) contribution of SpinCo to certain subsidiary of Waters;

•	liquidate or partially liquidate Waters or SpinCo;

•	amend SpinCo’s certificate of incorporation or take any action that affects economic or voting rights with respect to its stock;

•

issue shares of a new class of nonvoting stock, or otherwise issue shares of stock that could reasonably be expected to have adverse consequences on the tax-free status of the Distribution for U.S. federal income tax purposes (which does not include issuances (i) in connection with a person’s performance of services or (ii) relating to a retirement plan of an employee);

•	repurchase equity of Waters, subject to certain exceptions;

•	take or fail to take any action inconsistent with any applicable representation or covenant made in the tax opinions, IRS rulings or IRS ruling request; or

•

take any action that individually or in the aggregate is reasonably likely to adversely affect the intended tax treatment of the Separation, SpinCo Cash Distribution, Distribution or Merger or the intended tax treatment of any separation transaction.

In addition, during the two-year period following the Distribution, BD and any member of the BD Group may not:

•	take any action or fail to take any action that is inconsistent with any representation or covenant made in the tax opinions, IRS rulings or IRS ruling request; or

•	take any action that would be reasonably likely to adversely affect the intended tax treatment of the Separation, Distribution or Merger or the intended tax treatment of any separation transaction.

The Tax Matters Agreement is binding on and will inure to the benefit of any successor to any of the parties of the Tax Matters Agreement to the same extent as if such successor had been an original party to the Tax Matters Agreement.

Contract Manufacturing Agreements

BD and SpinCo will enter into one or more Contract Manufacturing Agreements, pursuant to which each of BD and SpinCo will manufacture certain components for each other on a product-by-product basis according to minimum purchase requirements imposed on both parties. Certain terms of the Contract Manufacturing Agreements have been agreed among the parties and the final Contract Manufacturing Agreements will be executed on the Closing Date.

Intellectual Property Matters Agreement

Waters, BD and SpinCo will enter into an Intellectual Property Matters Agreement, pursuant to which BD and Waters will license to each other certain intellectual property used in their respective businesses.

Pursuant to the Intellectual Property Matters Agreement, Waters and BD each grant the other a worldwide, fully paid, royalty-free, irrevocable, nonexclusive license under the intellectual property owned by the licensor and used in the operation of the licensee’s business to use, make, have made, and sell the licensee’s products in the licensee’s existing field of business. In addition, BD grants Waters a worldwide, fully-paid, royalty-free, irrevocable, exclusive license to three patent families owned by BD which relate to R&D-stage technology for devices and systems that enable the metered collection of biological fluids, such as blood, into evacuated collection devices, including but not limited to blood culture tubes. The underlying patent applications are not associated with any commercialized products of the BDS Business, and the exclusive license is granted solely to enable and support potential future commercialization opportunities within the field of the BDS Business. The licenses are fully paid and royalty-free and, accordingly, do not require milestone or royalty payments by either party. The licenses are irrevocable and continue until the expiration of the last-to-expire of the applicable licensed intellectual property rights, if ever. With respect to the patent licenses, the expiration of the last-to-expire of the licensed patents is not determinable at this time, as the applicable universe of patents which may be covered includes pending patent applications that have not yet been issued and may include patents issuing from future patent applications.

Transition Services Agreement

SpinCo and BD will enter into a Transition Services Agreement, pursuant to which BD will provide services to SpinCo on a transitional basis to facilitate the transition of the BDS Business to Waters. BD will provide to SpinCo various services (including HR, sales and marketing, finance and IT) for a duration ranging from three months up to 24 months.

Employee Matters Agreement

Prior to or at the Effective Time, BD, SpinCo and Waters will enter into an Employee Matters Agreement with respect to the transfer of the employment of certain employees of the BD Group and SpinCo and related matters, including allocation among the parties of assets, liabilities and responsibilities with respect to terms of employment, benefit plan transition and coverage and other compensation and labor matters, as well as responsibility for employee and benefit plan liabilities for certain current and former employees of the BD Group and SpinCo. This summary is qualified by reference to the complete text of the Employee Matters Agreement, which is filed as Exhibit 10.4 hereto.

Transfer of Employees

With respect to transfer of employment, the Employee Matters Agreement generally provides that:

•

In general and except as otherwise provided, no later than immediately prior to the Distribution, BD will, or will cause the respective members of the BD Group to, (i) cause each SpinCo Employee to be employed by a member of the SpinCo Group to the extent such employees are not already employed by the SpinCo Group; and (ii) cause any employee who is not a SpinCo Employee but is employed by a member of the SpinCo Group to be employed by a member of the BD Group. To the extent any SpinCo

Employee cannot be transferred to a member of the SpinCo Group as of the Distribution Time, BD and Waters will cooperate to (x) cause each such employee to transfer to the SpinCo Group as soon as reasonably practicable following the Distribution Time, and (y) cause such SpinCo Employee to continue to provide services to the SpinCo Group until such time as they can transfer to a member of the SpinCo Group.

•

The SpinCo Group is responsible for any severance, termination indemnities or other similar payments or similar benefits arising out of, relating to or resulting from the transfer of SpinCo Employees to the SpinCo Group to the extent such liabilities arise from Waters’ or the SpinCo Group’s non-compliance with the Employee Matters Agreement or applicable law. Unless otherwise agreed to between the parties in a separate agreement, any liability related to a SpinCo Employee for the period between the Distribution Time and the time when such individual actually transfers to the SpinCo Group will be borne by the SpinCo Group (provided that such individual actually provides services to the SpinCo Group during this period and the liabilities are not a result of the BD Group’s violation of law, gross negligence or willful misconduct).

Allocation of Certain Employment and Benefits Liabilities

With respect to the assumption of liabilities, the Employee Matters Agreement generally provides that:

•

SpinCo will assume all liabilities (i) under SpinCo Benefit Plans, (ii) for pension and pension-like liabilities under BD Benefit Plans that relate to SpinCo Employees, if required to transfer to SpinCo pursuant to applicable law and (iii) under BD Benefit Plans that relate to SpinCo Employees to the extent such liabilities included in net working capital or SpinCo’s indebtedness.

•	BD will retain all liabilities arising under BD Benefit Plans, excluding those liabilities that relate to SpinCo Employees that are included in net working capital or SpinCo’s indebtedness.

Post-Closing Preservation of Compensation and Benefits

During the 12-month period following the Closing, the Employee Matters Agreement generally provides that Waters will, or will cause the applicable SpinCo Employee (excluding certain employees covered by works council/collective bargaining agreements to the extent such agreements require differing terms and conditions) who are employed by SpinCo or its affiliates after the Distribution Time (the “Continuing Employees”) with compensation and benefits at certain levels, including base salary or wage rate, target annual cash incentive compensation opportunities, and severance opportunities, each no less favorable than the base salary or wage rate, target annual cash incentive compensation opportunities, and severance protections, as applicable, such SpinCo Employee received immediately prior to the Distribution Time (except that Continuing Employees who are above job group 8 will, upon an involuntary termination without “cause” (as defined in the Waters Corporation 2020 Equity Incentive Plan) be provided with severance benefits that are no less favorable than those provided to similarly situated employees of Waters and its affiliates, which will be no less than the sum of annual base salary and target annual bonus).

Until the end of 2026 (or for one year following the Closing if the Distribution Time occurs after June 30, 2026), each Continuing Employee is to be provided with: (i) retirement benefits, or a combination of cash compensation and retirement benefits, that are no less favorable in the aggregate than those retirement benefits in effect for such Continuing Employee immediately prior to the Distribution Time and (ii) other employee benefits (subject to certain exclusions) that are no less favorable in the aggregate than those in effect for such Continuing Employee immediately prior to the Distribution Time (subject to certain exclusions).

Waters will provide each Continuing Employee long-term incentive compensation opportunities that are no less favorable than those provided to similarly situated employees of Waters in the first quarter of 2027, subject to continued employment through the grant date; provided that the period between the date on which BD would typically grant long-term incentive compensation in the fourth calendar quarter of 2026 and the date on which

Waters grants long-term incentive compensation in the first quarter of 2027 will be accounted for by either (x) increasing the grant date value of 2027 awards for each Continuing Employee or (y) in addition to 2027 awards, providing each Continuing Employee with cash awards with equivalent value corresponding to such period and vesting terms no less favorable than those applicable to Waters 2027 annual long-term incentive compensation grant.

Treatment of Equity Incentive Awards

The Employee Matters Agreement provides generally that at or prior to the Effective Time, the respective boards of directors of BD and Waters (and the respective compensation committees thereof, as applicable) will adopt resolutions to effectuate the specified treatment of certain BD equity incentive awards granted to SpinCo Employees under the BD equity plans.

The equity awards held by employees or former employees of BD who are not SpinCo Employees will not be converted into or substituted with awards relating to Waters Common Stock. Instead, those awards will remain outstanding as awards for shares of BD, subject to adjustment to reflect the Transactions in such manner as determined by the BD Board or its compensation committee. The Transactions will not result in the accelerated vesting of any of these awards. Under the Merger Agreement, BD may accelerate on a prorated basis the vesting of BD equity awards held by non-employee directors of BD who will become non-employee directors of Waters on or prior to the Closing Date.

Pursuant to the Employee Matters Agreement, at the Effective Time, each outstanding BD SAR Award, BD TVU Award and BD PSU Award held by a SpinCo Employee will be converted into, or substituted with, a corresponding award with respect to Waters Common Stock, as follows:

•

BD SAR Award: All outstanding BD SAR Awards (whether vested or unvested) held by a SpinCo Employee as of immediately prior to the Distribution Time will be converted, as of the Effective Time, into Waters SAR Awards, subject to the same terms and conditions as were applicable to the BD SAR Awards immediately prior to the Distribution Time, subject to certain administrative and non-substantive changes as are reasonably required. The number of shares of Waters Common Stock subject to each Waters SAR Award will be equal to the product, rounded down to the nearest whole share, of (a) the number of shares of BD Common Stock subject to the BD SAR Award immediately prior to the Distribution Time multiplied by (b) the Equity Award Exchange Ratio, and the per-share exercise price of such Waters SAR Award will be equal to the quotient, rounded up to the nearest cent, of (x) the per-share exercise price of the corresponding BD SAR Award immediately prior to the Distribution Time, divided by (y) the Equity Award Exchange Ratio, in each case, determined in a manner consistent with the requirements of Section 409A of the Code.

•

BD TVU Awards: Each BD TVU Award held by a SpinCo Employee immediately prior to the Distribution Time will be converted, as of the Effective Time, into a Waters TVU Award with respect to a number of shares of Waters Common Stock (rounded to the nearest whole share) determined by multiplying the number of shares of BD Common Stock subject to the BD TVU immediately prior to the Distribution Time by the Equity Award Exchange Ratio, and will be subject to the same terms and conditions (including with respect to settlement and vesting) after the Effective Time as were applicable to such BD TVU Award immediately prior to the Distribution Time, subject to certain administrative and non-substantive changes as are reasonably required.

•

BD PSU Awards: Each BD PSU Award held by a SpinCo Employee immediately prior to the Distribution Time will be converted, as of the Effective Time, into a Waters TVU Award with respect to a number of shares of Waters Common Stock (rounded to the nearest whole share) determined by multiplying the number of shares of BD Common Stock subject to the BD PSU Award immediately prior to the Distribution Time based on target performance by the Equity Award Exchange Ratio and will be subject to the same terms and conditions (including with respect to settlement and vesting) after the Effective Time as were applicable to such BD PSU Award immediately prior to the Distribution Time (except that performance conditions will no longer apply), subject to certain administrative and non-substantive changes as are reasonably required.

The Employee Matters Agreement provides that, in the event of the termination of a SpinCo Employee’s employment by Waters without “cause” (as defined in BD’s 2004 Employee and Director Equity-Based Compensation Plan), within one year following the Effective Time, all of the SpinCo Employee’s outstanding and unvested awards granted to such SpinCo Employee under the Waters Stock Plan in respect of converted BD equity awards will fully vest, effective on the date of such termination.

Treatment of Other Forms of Employee Compensation and Benefits

•

Service Crediting. As of the Distribution Time or, if later, the end date of benefits coverage pursuant to the Transition Services Agreement, SpinCo Benefit Plans shall recognize the prior service of each Continuing Employee with BD or any of its subsidiaries for purposes of eligibility to participate, vesting, equity award exercisability, determining the level of severance and paid-time-off benefits and for any other purposes required by applicable non-U.S. Law, subject to certain exceptions.

•

Deductible Crediting. Waters or SpinCo shall (a) waive (or, solely with respect to fully insured benefit plans, use commercially reasonable efforts to waive) as of and after the Distribution Time (or, if later, the end date of the applicable benefits coverage pursuant to the Transition Services Agreement) any limitation on health and welfare benefit coverage due to pre-existing conditions, waiting periods, active employment requirements and requirements to show evidence of good health and (b) if the Distribution Date (or, if later, the end date of the applicable benefits coverage pursuant to the Transition Services Agreement) does not occur at the end of the plan year of the applicable BD Benefit Plan, take certain eligible expenses previously paid by and crediting to Continuing Employees into account for purposes of satisfying certain deductible, coinsurance and maximum out-of-pocket requirements under SpinCo medical benefit plans.

•

Cash Incentive Awards. All non-equity incentive awards or entitlements that may become payable to SpinCo Employees for any performance periods that are open as of the Distribution Date, on the first payroll date following the Distribution Date, BD will pay the liabilities corresponding to the completed portion of such performance period, based on actual performance and prorated based on the number of completed days during the performance period. In respect of the portion of the Waters performance period following the Distribution Date, each SpinCo Employee will participate in incentive plans made available to similarly situated employees of Waters, with the same target bonus opportunity as such SpinCo Employee’s cash incentive awards or entitlements in effect as of the Distribution Date, prorated for the portion of the current Waters performance period following the Distribution Date.

•

Director Compensation. BD will be responsible for the payment of any fees for service on the BD Board that are earned at, before, or after the Distribution Time. With respect to any non-employee director of BD who becomes a non-employee director of Waters immediately following the Effective Time, Waters will provide compensation in respect of such directors’ service on the Waters Board following the Distribution Time (including equity award grant and cash fees in respect of any partial year of service) in accordance with Waters’ director compensation program. BD may accelerate on a prorated basis the vesting of BD equity awards held by such transferring directors on or prior to the Closing.

•

Nonqualified Deferred Compensation Plans. Prior to the Distribution Time, BD will cause SpinCo to adopt a new SpinCo deferred compensation plan and a new SpinCo directors’ deferred compensation plan, which will have substantially the same terms as of immediately prior to the Distribution Time as the BD Deferred Compensation and Retirement Benefit Restoration Plan and the BD 1996 Directors’ Deferral Plan, as applicable, for SpinCo Employees and non-employee directors of BD who become non-employee directors of Waters. The new SpinCo deferred compensation plan will assume all liabilities under the BD Deferred Compensation and Retirement Benefit Restoration Plan related to the SpinCo Employees and the new SpinCo directors’ deferred compensation plan will assume all liabilities under the BD 1996 Directors’ Deferral Plan related to each non-employee director of Waters as of immediately following the Effective Time who served on the BD Board immediately prior to the Distribution Time, as applicable.

•

401(k) Plans. Effective on the Distribution Date, Continuing Employees who are participating in the BD 401(k) Plan will cease participation in such plan and become eligible to commence participation in a 401(k) plan adopted or designated by SpinCo or its affiliates (including Waters) and receive a distribution of their account balances under the BD 401(k) Plan, and BD will cause such individuals to become fully vested in their account balances under that plan and make pro-rated contributions for periods prior to such date.

Foreign Pension Plans. Effective as of no later than the Distribution Time, and only where required by applicable law, SpinCo will assume all liabilities relating to non-U.S. SpinCo Employees under BD Benefit Plans that provide defined benefit pension, termination indemnities or similar retirement or post-employment benefits (including post- employment medical and life insurance benefits), and, where funded, assumption shall be in conjunction with a transfer of assets in accordance with applicable law.

DESCRIPTION OF CAPITAL STOCK OF WATERS AND THE COMBINED COMPANY

As a result of the Distribution, all of the issued and outstanding shares of SpinCo Common Stock held by BD will be distributed to the holders of BD Common Stock. Immediately after the Distribution, the SpinCo Cash Distribution and the Distribution, Merger Sub will merge with and into SpinCo and all shares of SpinCo Common Stock (other than shares held by BD, SpinCo, Waters, Merger Sub or their respective subsidiaries, if any, which shares will be cancelled) will be converted into the right to receive shares of Waters Common Stock equal to the Exchange Ratio. The following description of the material terms of the Waters Common Stock is a summary only and is not a complete description of such terms. This description is subject to, and is qualified in its entirety by reference to, the applicable provisions of Delaware law, the Waters Charter and the Waters Bylaws. Each of the Waters Charter and the Waters Bylaws are incorporated by reference into this the registration statement of which this proxy statement/prospectus is a part. To find out where copies of these documents can be obtained, see the section entitled “Where You Can Find More Information; Incorporation by Reference.”

General

Under the Waters Charter, Waters has the authority to issue up to 400,000,000 shares of common stock, par value $0.01 per share. As of the date of this proxy statement/prospectus,      shares of Waters Common Stock are issued and outstanding. As of December 18, 2025, the last practicable date prior to the Record Date, approximately 59,547,678 shares of Waters Common Stock were issued and outstanding. Waters Common Stock is registered under the Exchange Act and is listed on the NYSE under the symbol “WAT.”

The rights, preferences and privileges of holders of Waters Common Stock are subject to the rights of the holders of shares of any series of preferred stock that Waters may designate and issue in the future.

Voting Rights

Holders of Waters Common Stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. The Waters Bylaws provide that a nominee for director will be elected by the affirmative vote of a majority of the votes cast with respect to such nominee; however, if the number of nominees exceeds the number of directors to be elected, the directors will be elected by affirmative vote of a plurality of the votes cast.

Dividend Rights

Subject to the rights of holders of any outstanding shares of preferred stock, holders of Waters Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Waters Board in its discretion out of funds legally available for the payment of dividends.

Liquidation Rights

Subject to the rights of holders of any outstanding shares of preferred stock, holders of Waters Common Stock will share ratably in all assets legally available for distribution to Waters shareholders in the event of dissolution.

Anti-takeover Effects of the Delaware General Corporation Law and Waters’ Charter and Waters Bylaws

The Waters Charter and the Waters Bylaws contain certain provisions that may discourage, delay, or prevent a change in Waters’ management or control over Waters. Waters expects that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of Waters to first negotiate with the Waters Board, which Waters believes may result in an improvement of the terms of any such acquisition in favor of its shareholders. However, they may also discourage acquisitions that some shareholders may favor.

No Stockholder Action by Written Consent

The Waters Charter provides that any action required or permitted to be taken by Waters shareholders must be effected at a duly called annual or special meeting of shareholders and may not be effected by written consent in lieu of a meeting.

Special Meeting of Shareholders and Advance Notice Requirements for Shareholder Proposals

The Waters Charter and Waters Bylaws provide that a special meeting of Waters shareholders may only be called by the Waters Board, the Chairman of the Waters Board or Waters’ President and Chief Executive Officer, or by the Chairman of the Waters Board, Waters’ President and Chief Executive Officer or Waters’ Secretary at the request in writing of shareholders holding at least fifty percent (50%) of the number of shares of stock outstanding and entitled to vote at such meeting.

The Waters Bylaws provide that nominations of persons for election to the Waters Board and the proposal of any other business to be considered by Waters shareholders, may be made at any annual meeting of shareholders, or at any special meeting of shareholders called for such purpose, (i) by or at the direction of the Waters Board (or any duly authorized committee thereof), (ii) by any shareholder of Waters who (a) is a shareholder of record on the date of the giving of the notice required by the Waters Bylaws, on the record date for the determination of shareholders entitled to vote at such meeting and at the time of the meeting, (b) is entitled to vote at such meeting and (c) who complies with the notice procedures set forth in the Waters Bylaws, or (iii) solely with respect to nominations of persons for election to the Waters Board, by an Eligible Stockholder (as defined in the Waters Bylaws) whose Stockholder Nominee (as defined in the Waters Bylaws) is included in Waters’ proxy materials for the annual meeting pursuant to the Waters Bylaws. In addition to any other applicable requirements, for a nomination to be made or other business to be properly brought before an annual or special meeting by a shareholder pursuant to the Waters Bylaws, such shareholder must give timely notice of any such proposal in proper written form to the Waters Secretary. To be timely, a shareholder’s notice must be delivered to the Secretary (1) in the case of an annual meeting, not earlier than the close of business on the 120th calendar day prior to the first anniversary of the date of the preceding year’s annual meeting nor later than the close of business on the 90th calendar day prior to the first anniversary of the date of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 calendar days before or more than 70 calendar days after the anniversary date of the preceding year’s annual meeting, or if no annual meeting was held in the preceding year, notice by the shareholder to be timely must be so delivered not earlier than the close of business on the 120th calendar day prior to the date of such annual meeting and not later than the close of business on the later of the 90th calendar day prior to the date of such annual meeting or the tenth calendar day following the calendar day on which Waters first makes public announcement of the date of such meeting; and (2) in the case of a special meeting of shareholders, not later than the close of business on the tenth day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs. In no event shall the public announcement of an adjournment or postponement of an annual or a special meeting commence a new time period (or extend any time period) for the giving of a shareholder’s notice as described above.

These provisions could have the effect of delaying until the next shareholder meeting any shareholder actions that are favored by the holders of a majority of Waters’ outstanding voting securities.

Requirements for Removal and Interim Election of Directors

The shareholders may, at any special meeting the notice of which states that it is called for that purpose, remove, with or without cause, any director and fill the vacancy. However, if any director was elected by the holders of any class of stock voting separately as a class under the provisions of the Waters Charter, such director may be removed and the vacancy filled only by the holders of that class of stock voting separately as a class. Vacancies caused by any such removal and not filled by the shareholders at the meeting at which such removal was made, or any vacancy caused by the death or resignation of any director or for any other reason, and any newly created directorship resulting from any increase in the authorized number of directors, may be filled by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by sole remaining director, and any director so elected to fill any such vacancy or newly created directorship will hold office until his successor is elected and qualified or until his earlier death, resignation or removal.

In the case of the resignation of a director, a majority of the directors then in office, including those who have so resigned, will have power to fill such vacancy and the vote will take effect when such resignation becomes effective, and each director so chosen will hold office until his successor is elected and qualified or until his earlier death, resignation or removal.

Amendment to Waters Charter and Waters Bylaws

The Waters Bylaws may be amended or repealed, or new bylaws may be adopted, by the Waters Board at any regular or special meeting by the affirmative vote of a majority of all of the members of the Waters Board; provided, in the case of any special meeting at which all of the members of the Waters Board are not present, that the notice of such meeting will have stated that the amendment of the Waters Bylaws was one of the purposes of the meeting. The Waters Bylaws may be altered, amended or repealed and other bylaws may be adopted by the holders of a majority of the total outstanding stock of Waters entitled to vote at any annual meeting or special meeting, provided, in the case of any special meeting, that notice of such proposed alteration, amendment, repeal or adoption is included in the notice of the meeting.

Any provision of the Waters Charter may be amended or repealed from time to time and at any time in the manner prescribed by the laws of the state of Delaware. The DGCL provides generally that the affirmative vote of a majority of the outstanding stock entitled to vote on amendments to a corporation’s certificate of incorporation or bylaws is required to approve such amendment.

Exclusive Jurisdiction of Certain Actions

Unless Waters consents in writing to the selection of an alternative forum, the Waters Bylaws require that the Court of Chancery of the State of Delaware, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on Waters’ behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by, or other wrongdoing by, any of Waters’ directors, officers, employees or agents to Waters or to Waters’ shareholders, creditors or other constituents, or a claim of aiding and abetting any such breach of fiduciary duty, (iii) any action asserting a claim against Waters or any of Waters’ directors or other employees arising pursuant to any provision of the DGCL or the Waters Charter or the Waters Bylaws, (iv) any action to interpret, apply, enforce or determine the validity of the Waters Charter or the Waters Bylaws, (v) any action asserting a claim against Waters or any of Waters’ directors or officers or other employees governed by the internal affairs doctrine, or (vi) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL. Such exclusive forum provision will not apply to any action or proceeding asserting a claim under the Securities Act of 1933, as amended, or the Exchange Act. Further, unless Waters consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act against Waters or any of Waters’ directors or officers. Although Waters believes this provision benefits the company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against Waters’ directors, officers, employees or agents.

Authorized but Unissued Shares

The authorized but unissued shares of Waters Common Stock and preferred stock are available for future issuance without shareholder approval, subject to any limitations imposed by the listing standards of the NYSE.

The Waters Board may issue shares of preferred stock in one or more series, to establish the number of shares to be included in each such series, and to fix the designations, powers, preferences, and rights of the share of each such series, and any qualifications limitations, or restrictions thereof. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued common stock and preferred stock could make more difficult or discourage an attempt to obtain control of Waters by means of a proxy contest, tender offer, merger, or otherwise.

Transfer Agent and Registrar

Computershare Trust Company, N.A. is the transfer agent and registrar for Waters Common Stock.

DESCRIPTION OF SPINCO COMMON STOCK

The following description of the material terms of the SpinCo Common Stock includes a summary of certain provisions of SpinCo’s certificate of incorporation and by-laws. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of SpinCo’s certificate of incorporation or SpinCo’s by-laws.

SpinCo’s authorized capital stock currently consists of 100,000 shares of common stock, par value $0.01 per share. A holder of SpinCo Common Stock is entitled to one vote for each share on all matters to be voted upon by the holders of SpinCo Common Stock, and there are no cumulative voting rights. The holders of SpinCo Common Stock are entitled to receive ratably the dividends, if any, as may be declared from time to time by SpinCo’s board of directors out of funds legally available for that purpose. If there is a liquidation, dissolution or winding up of SpinCo, then the holders of its common stock will be entitled to ratable distribution of its Assets remaining after the payment in full of its liabilities. Holders of SpinCo Common Stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the SpinCo Common Stock.

Prior to the Distribution, SpinCo will amend its certificate of incorporation to increase the number of authorized shares of SpinCo Common Stock so that it exceeds the number of shares to be distributed to BD shareholders in connection with the Distribution. BD will cause BD’s shareholders on the Distribution Record Date to receive on a pro rata basis all of the outstanding shares of SpinCo. Holders of BD Common Stock will retain all of their shares of BD Common Stock, and the Transactions will not affect any rights of BD shareholders with respect to those shares.

As a result of the Merger, each issued and outstanding share of SpinCo Common Stock will be automatically converted into the right to receive a number of fully paid and non-assessable shares of Waters Common Stock based on the Exchange Ratio set forth in the Merger Agreement. See the section entitled “The Transactions—Calculation and Adjustments to the Exchange Ratio; Amount of Waters Special Dividend.”

No trading market currently exists or ever will exist for SpinCo Common Stock. BD and BD shareholders will not be able to trade SpinCo Common Stock before or after it is automatically converted into the right to receive Waters Common Stock in the Merger.

COMPARISON OF SHAREHOLDERS’ RIGHTS

Waters is incorporated in the State of Delaware and the rights of Waters shareholders are governed by Delaware law, including the DGCL, and by the Waters Charter and the Waters Bylaws. BD is incorporated in the State of New Jersey and the rights of BD shareholders are governed by New Jersey law, including the New Jersey Business Corporation Act, and by BD’s amended and restated certificate of incorporation (the “BD Charter”) and BD’s bylaws, as amended (the “BD By-laws”). Holders of BD Common Stock will, with respect to the shares of SpinCo Common Stock they receive in the Distribution, receive shares of Waters Common Stock in the Merger and become Waters shareholders, and their rights with respect to the Waters Common Stock will be governed by Delaware law, the Waters Charter and the Waters Bylaws.

The following description summarizes the material differences between the rights associated with BD Common Stock and Waters Common Stock that may affect BD shareholders who obtain shares of Waters Common Stock in connection with the Merger. While BD and Waters believe this summary covers the material provisions and differences between the two, this summary may not contain all of the information that is important to you and does not purport to be a complete discussion of shareholders’ rights. The following description is qualified in its entirety by, and BD shareholders should read carefully, the relevant provisions of the DGCL, the BD Charter, the BD By-laws, the Waters Charter and the Waters Bylaws. The BD Charter has been publicly filed with the SEC as Exhibit 3 to BD’s Quarterly Report on Form 10-Q filed on February 5, 2019 (the restated certificate of incorporation), Exhibit 3.1 to BD’s Current Report on Form 8-K filed on May 26, 2020 (certificate of amendment) and Exhibit 3.1 to BD’s Current Report on Form 8-K filed on March 21, 2022 (Certificate of Designation of Series C Junior Participating Redeemable Preferred Stock). The BD By-laws have been publicly filed with the SEC as Exhibit 3 to BD’s Current Report on Form 8-K filed on May 2, 2025. You should carefully read this entire proxy statement/prospectus and the other documents referenced in this proxy statement/prospectus for a more complete understanding of the differences between being a shareholder of Waters and being a shareholder of BD. Copies of the respective companies’ constituent documents have been filed with the SEC. To find out where copies of these documents can be obtained, see the section entitled “Where You Can Find More Information; Incorporation by Reference.”

The following table sets forth the authorized and issued capital stock of Waters as of December 18, 2025 and the estimated pro forma authorized and issued capital stock of BD as of December 18, 2025, after giving effect to the Transactions.

BD	Waters

Authorized and Outstanding Capital Stock

The authorized capital stock of BD currently is comprised of (i) 640,000,000 shares of common stock, $1.00 par value per share and (ii) 5,000,000 shares of preferred stock, $1.00 par value per share.

As of December 18, 2025, there were 285,012,256 shares of BD Common Stock outstanding.

Under the Waters Charter, Waters has the authority to issue up to 400,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share.

As of December 18, 2025, there were approximately 59,547,678 shares of Waters Common Stock outstanding.

Preferred Stock
The BD Charter grants, subject to certain limitations, the BD Board authority to fix, by resolution or resolutions adopted prior to the issuance of any shares of each particular series of the preferred stock, the designation, powers, privileges, preferences, and relative participating, optional or other rights, if any, of the	Under the Waters Charter, the Waters Board is authorized to issue one or more series of preferred stock and to fix the designations, powers, preferences, and rights of such preferred stock as well as any qualifications, limitations or restrictions thereof.

BD	Waters
shares of each such series and the qualifications, limitations or restrictions thereof. As of the Record Date, there are no shares of BD preferred stock outstanding.	As of the Record Date, there are no shares of Waters preferred stock outstanding.

Voting Rights

Every shareholder of BD Common Stock is entitled to one vote in person or by proxy for each share of common stock held by the shareholder and registered in the shareholder’s name as of the Distribution Record Date.

All matters (other than the election of directors) shall be decided by the affirmative vote of a majority of votes cast at such meeting by the holders of shares entitled to vote except as otherwise required by law or the BD Charter. Directors shall be elected by a majority of the votes cast in person or represented by proxy at such meeting and entitled to vote on the election of directors.

Holders of Waters Common Stock are entitled to one vote per share on all matters submitted to a shareholder vote and do not have cumulative voting rights.

Number and Classification of Board of Directors

Number of Directors. The BD Charter provides that the BD Board will consist of at least three and no more than 21 directors, with the total number of directors set by the board of directors from time to time. The BD Board currently consists of 12 directors.

No Classified Board. The BD Charter provides that all directors shall be elected annually for terms of one year. Any director elected shall hold office until the next succeeding annual meeting of shareholders and until a successor has been elected and qualified, subject, however, to prior death, resignation, retirement, disqualification or removal from office.

The Waters Bylaws provide that the number of directors shall be fixed from time to time by a majority vote of the Waters Board.

The Waters Bylaws provide that, except as otherwise provided in the Waters Bylaws for filling vacancies, all directors shall be elected to hold office for a term expiring at the next annual meeting of shareholders and shall hold office until their successors have been elected and qualified or until their earlier resignation or removal.

Election of Directors

The BD By-laws provide that, except as otherwise required by law, a nominee for director shall be elected at a meeting for the election of directors at which a quorum is present if the number of votes cast “for” such nominee’s election exceeds the number of votes cast against such nominee’s election; provided that in a contested election, a nominee shall be elected by a plurality of votes cast by the holders of shares entitled to vote at any such meeting. An election is contested if, as of the date that is five business days in advance of the date BD files its definitive proxy statement (regardless	The Waters Bylaws provide that a nominee for director will be elected by the affirmative vote of a majority of the votes cast with respect to such nominee; however, if the number of nominees exceeds the number of directors to be elected, the directors will be elected by affirmative vote of a plurality of the votes cast.

BD	Waters
of whether or not thereafter revised or supplemented) with the SEC, the number of nominees exceeds the number of directors to be elected. Whenever the holders of any one or more classes or series of preferred stock shall have the right to elect directors at an annual or special meeting of shareholders, the election shall be governed by the terms of the BD Charter.

Removal of Directors

The BD Charter provides that the board of directors shall have the power to remove a director for cause and suspend a director pending a final determination that cause exists for removal.	The Waters Bylaws provide that a director may be removed, with or without cause, at a special meeting of the Waters shareholders called for that purpose.

Vacancies on the Board of Directors

The BD Charter provides that vacancies on the BD Board may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.	The Waters Bylaws provide that any vacancy on the board of directors caused by the removal of a director that is not filled by the shareholders at the meeting at which such removal was made, any vacancy caused by the death or resignation of any director or for any other reason, and any newly created directorship resulting from any increase in the authorized number of directors, may only be filled by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, and any director so elected to fill any such vacancy or newly created directorship shall hold office until such director’s successor is elected and qualified or until such director’s earlier death, resignation or removal.

Notice of Shareholder Meetings

The BD By-laws require written notice of each annual or special meeting of shareholders, signed by the chairman, the chief executive officer, the president or the secretary, that states the time, place and purpose for which the meeting is called. Notice must be given to each shareholder of record entitled to vote at the meeting not less than 10 nor more than 60 days before the date of the meeting. If mailed, the notice shall be directed to the shareholder at his or her address as it appears on the record of the stock transfer agent. Any shareholder, in person or by proxy, may at any time by a duly signed statement in writing to that effect, waive any statutory or other notice of the meeting, whether such statement be signed before or after such meeting.	The Waters Bylaws provide that written notice of each meeting of shareholders shall be given to each shareholder entitled to vote at such meeting not less than 10 nor more than 60 days before the date on which the meeting is to be held. The notice shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

BD	Waters

Shareholder Action by Written Consent

The BD By-laws provide that in order for BD to determine whether a shareholder is entitled to consent to corporate action in writing without a meeting in accordance with the law, the BD Board may fix a record date that shall not precede the date upon which the resolution fixing the record date is adopted by the board, and that shall not be more than 60 days before the date fixed by the BD Board for tabulation of the consents or, if no date has been fixed for tabulation, more than 60 days before the last day on which consents received may be counted. When no prior action by the board is required by applicable law, any shareholder of record seeking to have the shareholders authorize or take corporate action by written consent shall, by written notice to the secretary, request the board to fix a record date. The BD Board shall promptly, but in all events within 30 days after the date on which such a request is received, adopt a resolution fixing the record date. If no record date has been fixed by the BD Board within 30 days after the date on which such a request is received, the record date for determining shareholders entitled to consent to corporate action in writing without a meeting, when no prior action by the board is required by applicable law, shall be the first date on which a signed written consent setting forth the action taken or proposed is delivered to BD’s registered office in New Jersey, its principal place of business or to any officer or agent having custody of the book in which proceedings of the meetings of shareholders are recorded. Delivery made to BD’s registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the BD Board and prior action by the board is required by applicable law, the record date shall be at the close of business on the day on which the BD Board adopts the resolution taking such prior action.	The Waters Charter provides that any action required or permitted to be taken by Waters shareholders must be effected at a duly called annual or special meeting of shareholders and may not be effected by written consent in lieu of a meeting.

Special Meetings

BD’s By-laws provide that special meetings of shareholders may be called by the BD Board, the chairperson of the BD Board, or the Chief Executive Officer, and shall be called by the chairperson of the BD Board or the Chief Executive Officer upon written request of a majority of the directors then in office. Subject to the terms contained in the BD By-laws, a special meeting of shareholders shall be called by the Secretary at the written request of holders of record of at least 15% of the voting power of the outstanding capital stock of BD entitled to vote on the matter or matters to be brought before the proposed special meeting.	The Waters Charter and the Waters Bylaws provide that a special meeting of the Waters shareholders may only be called by the Waters Board, the chair of the Waters Board or the president of Waters and shall be called by the chair of the Waters Board, the president of Waters or the secretary of Waters at the request in writing of shareholders holding together at least 50% of the number of shares of Waters Common Stock outstanding and entitled to vote at such meeting.

BD	Waters

Quorum of Shareholders

Under the BD By-laws, the presence, in person or by proxy, of the holders of shares representing a majority of the votes entitled to be cast at a meeting shall constitute a quorum.	The Waters Bylaws provide that at any meeting of the Waters shareholders, a majority in number of the total outstanding shares of stock entitled to vote at the meeting, present in person or by proxy, shall constitute a quorum for the transaction of business, unless the representation of a larger number of shares shall be required by law, in which case the representation of the number of shares so required shall constitute a quorum.

Advance Notice of Shareholder Proposals and Director Nominations

BD’s By-laws establish advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors. The BD By-laws require that a shareholder give timely notice, in writing, to the secretary of BD and provide certain required information.

Such written notice must include, among other things, a brief description of the business desired to be brought before the annual meeting, the reason for conducting such business at the annual meeting, any material interest of such shareholder in such business, certain information regarding the shareholder providing the proposal, a description of any agreement, arrangement or understanding or relationship with any person in connection with the proposal, certain representations and, if the shareholder is proposing to nominate someone to the board of directors, certain information regarding any proposed nominees for election to the board of directors, including a questionnaire and a statement completed and/or signed by such nominee.

To be timely with respect to an annual meeting, a shareholder’s notice must be delivered to the secretary at the principal executive offices of BD not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of shareholders. However, in the event that the annual meeting is called for on a date that is not within 30 days before or after such anniversary date, notice by the shareholder in order to be timely must be received not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting, or the 10th day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever occurs first.

The Waters Bylaws provide that director nominations and proposals for other business to be conducted at a shareholder meeting may be made by any Waters shareholder as of the record date for such meeting, is entitled to vote at such meeting and who complies with the notice procedures set forth in the Waters Bylaws. The Waters Bylaws require a shareholder give timely notice, in writing, to the secretary of Waters and provide certain required information.

In the case of an annual meeting, timely notice is a shareholder’s notice delivered to the secretary of Waters not earlier than the close of business on the 120th calendar day prior to the first anniversary of the date of the preceding year’s annual meeting nor later than the close of business on the 90th calendar day prior to the first anniversary of the date of the preceding year’s annual meeting. However, in the event that the date of the annual meeting is more than 30 calendar days before or more than 70 calendar days after the anniversary date of the preceding year’s annual meeting, or if no annual meeting was held in the preceding year, notice by the shareholder to be timely must be so delivered not earlier than the close of business on the 120th calendar day prior to the date of such annual meeting and not later than the close of business on the later of the 90th calendar day prior to the date of such annual meeting or the tenth calendar day following the calendar day on which public announcement of the date of such meeting is first made by Waters. In case of a special meeting, timely notice is notice delivered to the secretary of Waters not later than the close of business on the tenth day following the day on which notice of the special meeting was mailed or the date of the special meeting was publicly disclosed.

BD	Waters

In the event that the number of directors to be elected to the board of directors is increased by the board of directors and there is no notice or public disclosure by BD naming all of the nominees for director or specifying the size of the increased board of directors at least 70 days prior to the anniversary date of the immediately preceding annual meeting of shareholders, a shareholders notice required shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it is delivered to the secretary at the principal executive offices of BD not later than the close of business on the tenth day following the day on which such notice or public disclosure of such increase was made.

Amendments to Certificate of Incorporation

Under the New Jersey Business Corporation Act (the “NJBCA”), an amendment to the certificate of incorporation of a corporation generally requires the approval of the corporation’s board of directors and the approval of two-thirds of the votes cast by the holders of stock entitled to vote.	The Waters Charter provide that Waters reserves the right to amend or repeal any provision contained in the Waters Charter from time to time and at any time in the manner prescribed by the laws of the State of Delaware. The DGCL provides generally that the affirmative vote of a majority of the outstanding stock entitled to vote on amendments to a corporation’s certificate of incorporation or bylaws is required to approve such amendment.

Amendments to Bylaws

BD’s By-laws provide that by-laws may be adopted, amended or repealed by the shareholders or by a majority vote of the directors then in office. Any by-law adopted or amended by the shareholders may be amended or repealed by a majority vote of the directors then in office unless such by-law expressly reserves to the shareholders the right to amend or repeal it.	The Waters Bylaws may be amended or repealed, or new bylaws may be adopted, by the Waters Board at any regular or special meeting by the affirmative vote of a majority of all of the members of the Waters Board, provided, in the case of any special meeting at which all of the members of the Waters Board are not present, that the notice of such meeting shall have stated that the amendment of the Waters Bylaws was one of the purposes of the meeting. The Waters Bylaws may be altered, amended or repealed and other bylaws may be adopted by the holders of a majority of the total outstanding stock of Waters entitled to vote at any annual meeting or special meeting, provided, in the case of any special meeting, that notice of such proposed alteration, amendment, repeal or adoption is included in the notice of the meeting.

Dividends

The NJBCA permits a corporation to declare and pay dividends on its shares in cash, in its own shares, in its	The Waters Bylaws provide that the Waters Board may declare dividends out of funds available for the

BD	Waters

bonds or in other property, including the shares or bonds of other corporations. Under the NJBCA, a dividend may be paid in shares having a preference in the assets of the corporation upon liquidation, whether or not the net assets at the time of the share dividend are less than the aggregate amount of such prior and newly created preferences.

The decision whether to pay dividends on BD Common Stock is made by its board of directors in its absolute discretion, subject to the restrictions and limitations imposed by law. The NJBCA provides that a corporation may not make a distribution if, after giving effect thereto, either: (i) it would be unable to pay its debts as they become due in the usual course of its business; or (ii) its total assets would be less than its total liabilities.

payment of dividends as provided by law. Dividends shall be payable on such date or dates as the Waters Board shall determine.

Limitation of Personal Liability of Directors and Officers

BD’s Charter includes a provision that eliminates the personal liability of directors for damages for any breach of fiduciary duty as a director, except for any breach of duty based upon an act or omission (a) in breach of such Person’s duty of loyalty to the corporation or its shareholders, (b) not in good faith or involving a knowing violation of law, or (c) resulting in receipt by such Person of an improper personal benefit. The BD Charter provides that if the NJBCA is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of BD shall automatically be further eliminated or limited to the fullest extent permitted.

Under the DGCL, a corporation may adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director or an officer to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, as applicable, except liability for the following: (i) breaches of the director’s duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law; (iii) the payment of unlawful dividends or unlawful stock repurchases or redemptions; or (iv) transactions in which the director received an improper personal benefit.

The Waters Charter provides that no director or officer of Waters shall be liable to Waters or its shareholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL.

Any amendment to, or repeal of, the applicable provisions of the DGCL will not eliminate or reduce the effect of such exculpation provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors and officers of corporations, then the personal liability of our directors and officers will be further limited to the greatest extent permitted by the DGCL.

BD	Waters

Indemnification of Directors and Officers

The BD By-laws provide that BD shall indemnify to the full extent authorized or permitted by the NJBCA any corporate agent (as defined therein) involved in any proceeding (as defined therein) by reason of the fact that he or she is, or was, a corporate agent of BD.

The reasonable expenses incurred by a director or officer in defending or investigating a proceeding shall be paid by BD in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such Person is not entitled to be indemnified by BD.

Any such indemnification shall be made by BD only as authorized in the specific case upon a determination that indemnification of the corporate agent is proper in the circumstances, because such Person has met the applicable standard of conduct set forth in the NJBCA. With respect to directors or officers of BD, such determination shall be made (i) by a majority vote of the directors who are not parties to such proceeding, even though less than a quorum, or (ii) if there are no such directors, or if such directors so direct, in a written opinion by independent legal counsel designated by the board, or (iii) by the shareholders. With respect to all other corporate agents and unless otherwise directed by the board, such determination may be made by the general counsel of BD.

The DGCL permits a corporation to indemnify a person made or threatened to be made a party to any threatened, pending or completed action, suit or proceeding because such person is or was an officer, director, employee or agent of the corporation, or serves or served, at the request of the corporation, as director or officer of another entity. The DGCL permits a corporation to indemnify an officer, director, employee or agent for fines, judgments or settlements, as well as for expenses, in the context of actions other than derivative actions, if such person acted in good faith and reasonably believed that such person’s actions were in, or not opposed to, the best interests of the corporation and, in a criminal proceeding, if such person had no reasonable cause to believe that such person’s conduct was unlawful.

The Waters Charter provides that Waters may indemnify any current or former director, officer, employee, fiduciary, or agent of Waters (or any person serving in such capacities for another corporation at the request of Waters, including service with respect to employee benefit plans) who is or is threatened to be made a party to any civil, criminal, administrative, or investigative proceeding, to the fullest extent permitted by the DGCL. Such indemnification will include all expenses, liabilities, and losses, including attorneys’ fees, and will extend to the heirs, executors, and administrators of such indemnified person.

Indemnification is permitted only if the related proceeding giving rise to the claim for indemnification was authorized by the Waters Board. However, if Waters does not respond to a request for indemnification within sixty days after a determination of entitlement to indemnification, the request is deemed approved. The right to indemnification is considered a contractual right and includes the right to advancement of expenses incurred in defending any proceeding, prior to its final resolution. These rights continue to be available to individuals who has ceased to be a director, officer, employee, or agent of Waters, and inure to the benefit of the heirs and personal representatives of such a person.

BD	Waters

If Waters denies a written request for indemnification or advancing of expenses, in whole or in part, or if payment in full pursuant to such request is not made within 30 days, the right to indemnification or advances as granted by the Waters Charter shall be enforceable by the director or officer in any court of competent jurisdiction.

Any amendment to, or repeal of, the applicable provisions of the DGCL will not eliminate or reduce the effect of such indemnification provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further indemnification of directors and officers of corporations, then the indemnification of our directors and officers will be further limited to the greatest extent permitted by the DGCL.

Voting on Mergers; Transactions with Interested Shareholders; Control Share Acquisitions

Voting on Mergers. Under New Jersey law, after adoption of a resolution by the board of directors, the affirmative vote of a majority of the votes cast by the holders of shares of common stock entitled to vote such matter is required for mergers or plans of consolidation.

BD’s Charter does not require a greater proportion to approve a merger.

However, under New Jersey law, unless the certificate of incorporation requires otherwise, no vote of shareholders will be required in connection with a merger where:

•

the plan of merger does not make an amendment of the certificate of incorporation of the surviving corporation which is required by the provisions of the New Jersey law to be approved by the shareholders;

•

each shareholder of the surviving corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations and rights, immediately after;

•

the number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable on conversion of other securities or on exercise of rights and warrants issued pursuant to the merger, will not exceed by more than 40% the total number of voting shares of the surviving corporation outstanding immediately before the merger; and

N/A

BD	Waters

•

the number of participating shares outstanding immediately after the merger, plus the number of participating shares issuable on conversion of other securities or on exercise of rights and warrants issued pursuant to the merger, will not exceed by more than 40% the total number of participating shares of the surviving corporation outstanding immediately before the merger.

Additionally, under New Jersey law, unless the certificate of incorporation requires otherwise, no vote of shareholders will be required in connection with a merger with or into a single indirect wholly owned subsidiary of that corporation provided that certain conditions are met. BD’s Charter does not require a vote of shareholders to approve a merger under these circumstances.

Transactions with Interested Shareholders. Subject to specific exceptions, the NJBCA prohibits a New Jersey corporation from engaging in a “business combination” with an “interested shareholder,” unless: (1) the board of directors of the corporation has approved, prior to the time that such Person became an interested shareholder, the business combination; (2) at or subsequent to the time such Person became an interested shareholder, the business combination is approved by the affirmative vote (at a special meeting of the shareholders) of at least two-thirds of the outstanding voting stock not beneficially owned by the interested shareholder; (3) a business combination in which the interested shareholder pays a formula price designed to ensure that all other shareholders receive at least the highest price per share paid by such interested shareholder; or (4) the business combination is (i) approved by the board of directors or a committee of the board of directors of the corporation consisting solely of Persons who are not employees, officers, directors, shareholders, affiliates or associates of the interested shareholder prior to the consummation of the business combination; and (ii) the affirmative vote of the holders of a majority of the voting stock not beneficially owned by such interested shareholder at a meeting called for such purpose if the transaction or series of related transactions with the interested shareholder that caused the Person to become an interested shareholder was approved by the board of directors of the corporation prior to the consummation of such transaction or series of related transactions.

BD	Waters

Derivative Actions

Under the NJBCA, any of BD’s shareholders may bring an action in BD’s name to procure a judgment in BD’s favor, also known as a derivative action, provided that the shareholder bringing the action was a holder of BD’s shares at the time of the action or omission complained of or became a shareholder through transfer by operation of law from one who was a shareholder at that time and remains a shareholder throughout the derivative proceeding and fairly and adequately represents the interests of the corporation in enforcing the right of the corporation.	N/A

Exclusive Forum

BD’s Charter does not contain any provision requiring any exclusive forum for certain lawsuits.	Unless Waters consents in writing to the selection of an alternative forum, the Waters Bylaws require that the Court of Chancery of the State of Delaware, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on Waters’ behalf, (b) any action asserting a claim of breach of fiduciary duty owed by, or other wrongdoing by, any of Waters’ directors, officers, employees or agents to Waters or to Waters’ shareholders, creditors or other constituents, or a claim of aiding and abetting any such breach of fiduciary duty, (c) any action asserting a claim against Waters or any of Waters’ directors or other employees arising pursuant to any provision of the DGCL or the Waters Charter or the Waters Bylaws, (d) any action to interpret, apply, enforce or determine the validity of the Waters Charter or the Waters Bylaws, (e) any action asserting a claim against Waters or any of Waters’ directors or officers or other employees governed by the internal affairs doctrine, or (f) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL. Such exclusive forum provision shall not apply to any action or proceeding asserting a claim under the Securities Act or the Exchange Act. Such exclusive forum provision shall not apply to any action or proceeding asserting a claim under the Securities Act of 1933, as amended, or the Exchange Act. Further, unless Waters consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act against Waters or any of Waters’ directors or officers.

INFORMATION ABOUT WATERS

Description of Waters

Waters is a global leader in analytical instruments, separations technologies, and software, serving the life, materials, food, and environmental sciences for over 65 years. Waters helps to ensure the efficacy of medicines, the safety of food and the purity of water, and the quality and sustainability of products used every day. Waters has approximately 7,600 employees, operates directly in over 35 countries and has products available in more than 100 countries. Waters primarily designs, manufactures, sells and services high-performance liquid chromatography (“HPLC”), ultra-performance liquid chromatography (“UPLC” and together with HPLC, referred to as “LC”) mass spectrometry (“MS”) technology systems, light scattering instruments and support products, including chromatography columns, other consumable products and comprehensive post-warranty service plans. These systems are complementary products that are frequently employed together (“LC-MS”) and sold as integrated instrument systems using common software platforms. In addition, Waters designs, manufactures, sells and services thermal analysis, rheometry and calorimetry instruments through its TA Instruments product line. Waters is also a developer and supplier of advanced software-based products that interface with Waters’ instruments, as well as other manufacturers’ instruments.

Waters’ products are used by pharmaceutical, clinical, biochemical, industrial, nutritional safety, environmental, academic and governmental customers working in research and development, quality assurance and other laboratory applications. LC is a standard technique and is utilized in a broad range of industries to detect, identify, monitor and measure the chemical, physical and biological composition of materials, and to purify a full range of compounds. MS technology, principally in conjunction with chromatography, is employed in drug discovery and development, including clinical trial testing, the analysis of proteins in disease processes (known as “proteomics”), nutritional safety analysis and environmental testing. LC-MS instruments combine a liquid phase sample introduction and separation system with mass spectrometric compound identification and quantification. Waters’ thermal analysis, rheometry and calorimetry instruments are used in predicting the suitability and stability of fine chemicals, pharmaceuticals, water, polymers, metals and viscous liquids for various industrial, consumer goods and healthcare products, as well as for life science research.

Waters Corporation, organized as a Delaware corporation in 1991, is a holding company that owns all of the outstanding common stock of Waters Technologies Corporation, its operating subsidiary. Waters Corporation became a publicly traded company with its initial public offering (the “IPO”) in November 1995. Since the IPO, Waters has added three significant and complementary technologies to its range of products with the acquisitions of TA Instruments in May 1996, Micromass Limited in September 1997 and Wyatt Technology in May 2023.

Directors and Executive Officers of Waters

Board of Directors

Following the Merger, the Waters Board will consist of between 11 to 12 members (as mutually agreed between Waters and BD prior to Closing), where ten directors will be the members of the Waters Board then in-office immediately prior to the Merger, and the remaining one or two directors will be nominees of BD (selected after good faith consultation with Waters). Dr. Flemming Ornskov is expected to continue as chair of the Waters Board following the Merger.

Executive Officers

Following the Merger, management of the combined company is expected to be led by Waters’ existing chief executive officer, Udit Batra.

Compensation of Waters’ Directors and Executive Officers

Information on the compensation of Waters’ directors and officers is described on pages 31 through 64 of Waters’ definitive proxy statement on Schedule 14A with respect to the 2025 annual meeting of shareholders, which Waters filed with the SEC on April 9, 2025, which information is incorporated into this proxy statement/prospectus by reference. For more information regarding how to obtain a copy of such documents, see the section entitled “Where You Can Find More Information; Incorporation by Reference.”

INFORMATION ABOUT BD

Becton, Dickinson and Company, a corporation incorporated in New Jersey, and its consolidated subsidiaries is a global medical technology company engaged in the development, manufacture and sale of a broad range of medical supplies, devices, laboratory equipment and diagnostic products used by healthcare institutions, physicians, life science researchers, clinical laboratories, the pharmaceutical industry and the general public. BD provides customer solutions that are focused on improving medication management and patient safety; supporting infection prevention practices; equipping surgical and interventional procedures; improving drug delivery; aiding anesthesiology care; enhancing the diagnosis of infectious diseases and cancers; and advancing cellular research and applications.

Through September 30, 2025, BD consisted of three worldwide business segments: BD Medical, BD Life Sciences and BD Interventional.

BD Medical produces a broad array of medical technologies and devices that are used to help improve healthcare delivery in a wide range of settings. The primary customers served by BD Medical are hospitals and clinics; physicians’ office practices; consumers and retail pharmacies; governmental and nonprofit public health agencies; pharmaceutical companies; and healthcare workers. BD Medical consists of the following organizational units: Medication Delivery Solutions; Medication Management Solutions; Pharmaceutical Systems and Advanced Patient Monitoring.

BD Life Sciences provides products for the safe collection and transport of diagnostics specimens, and instruments and reagent systems that detect a broad range of infectious diseases, healthcare-associated infections and cancers. In addition, BD Life Sciences produces research and clinical tools that facilitate the study of cells, and the components of cells, to gain a better understanding of normal and disease processes. That information is used to aid the discovery and development of new drugs and vaccines, and to improve the diagnosis and management of diseases. The primary customers served by BD Life Sciences are hospitals, laboratories and clinics; blood banks; healthcare workers; physicians’ office practices; academic and government institutions; and pharmaceutical and biotechnology companies. BD Life Sciences consists of the following organizational units: Specimen Management, Diagnostic Solutions and BD Biosciences. During the first quarter of fiscal year 2025, BD Life Sciences split its former Integrated Diagnostic Solutions organizational unit into two units, Specimen Management and Diagnostic Solutions, to better align BD resources with the distinct needs of each business.

BD Interventional provides vascular, urology, oncology and surgical specialty products that are intended to be used once and then discarded or are either temporarily or permanently implanted. The primary customers served by BD Interventional are hospitals, ambulatory surgery centers, individual healthcare professionals, extended care facilities, alternate site facilities, and patients via BD’s Homecare business. BD Interventional consists of the following organizational units: Surgery, Peripheral Intervention, and Urology and Critical Care. BD’s principal executive offices are located at 1 Becton Drive, Franklin Lakes, New Jersey 07417-1880, and its telephone number is (201) 847-6800. BD’s internet address is www.bd.com. The information contained on BD’s website is not incorporated by reference into this proxy statement/prospectus or any future documents that may be filed with the SEC and should not be considered part of this document.

Effective October 1, 2025, BD reorganized its organizational units into five distinct, separately-managed segments, based on the nature of BD’s product and service offerings. BD’s new organizational structure is based upon the following five segments: Medical Essentials, Connected Care, BioPharma Systems, Interventional and Life Sciences. BD will commence reporting on the basis of these new segments beginning with the next Quarterly Report on Form 10-Q.

The foregoing information does not purport to be complete. Certain additional information relating to BD’s business, management, executive officer and director compensation, voting securities and certain relationships is provided in other documents filed by BD with the SEC. If you desire copies of any of these documents, then you may contact BD at its address and phone number indicated under “Where You Can Find More Information; Incorporation by Reference.”

INFORMATION ABOUT THE BDS BUSINESS

Overview

The BDS Business is a Life Sciences Tools and Diagnostics leader that provides products for the safe collection and transport of diagnostics specimens, and instruments and reagent systems that detect a broad range of infectious diseases, healthcare-associated infections and cancers or that enable a wide variety of medical and biological research fields, primarily in the fields of cancer and immunology. The BDS Business’s products have been used to improve understanding of cellular health and cellular processes and in the discovery and development of new drugs and vaccines, and to improve the diagnosis and management of diseases.

The BDS Business consists of BD’s Biosciences and Diagnostic Solutions business units. Biosciences is a leader in flow cytometry (a technique that measures physical and chemical characteristics of cells or particles as they flow single-file past lasers, enabling rapid multi-parameter analysis) solutions for immunology and cancer research and related clinical diagnostics and has innovative single-cell multiomics tools (methods that profile multiple molecular layers (e.g., gene expression and protein markers) from the same individual cell). Principal product lines in Biosciences include Fluorescence-activated cell sorters and analyzers (FACS) (a form of flow cytometry that uses fluorescence signals to analyze and then physically sort and collect specific cell populations with the intent to use the sorted cells in subsequent applications) along with associated software and informatics; antibodies and reagents (chemical or biological substances used to cause a reaction or detect, measure, or prepare other substances in an experiment or test) for life science research and diagnostics, including research reagents made with the BDS Business’s proprietary Sirigen™ dye technology; research solutions for high-throughput single-cell gene and protein expression analysis (solutions/tools to measure and analyze genes, proteins, and DNA from individual cells, at more than hundreds of thousands of cells per experiment). Diagnostic products are used in clinical oncology, immunological and transplantation diagnostic/monitoring applications.

Diagnostic Solutions is a leader in microbiology and infectious disease diagnostics, including molecular diagnostics, cervical cancer screening, microbiology automation and point-of-care offerings. Principal product lines in Diagnostic Solutions include automated blood culturing and tuberculosis culturing systems; molecular testing systems for infectious diseases and women’s health; microorganism identification and drug susceptibility systems; liquid-based systems and HPV tests for cervical cancer screening and genotyping (determining genetic variants or alleles present in a sample, often to identify pathogens, strains, or patient risk markers); rapid diagnostic assays for testing of respiratory infections at the point of care; automated systems and workflows that culture, process, identify, and assess microbes to improve lab throughput, consistency and clinical performance; and plated media for clinical and industrial applications.

The BDS Business as a stand-alone business is not currently required to file reports with the SEC.

Competition

The BDS Business operates in highly competitive and constantly evolving markets that are significantly affected by new product introductions and innovation. The BDS Business faces competition from both new and existing companies in the industry. Areas of competition in the BDS Business include price, quality, innovation, scientific contribution, service, reputation, geographic presence, and distribution. The BDS Business periodically evaluates its competitive position in its markets based on available market data and relevant benchmarks compared to its relative peer group and industry trends. The impact of these factors on the BDS Business’s competitive position varies among the BDS Business’s various product offerings. In order to remain competitive in the industries in which it operates and to boost supply reliability and productivity, the BDS Business makes investments in research and development (R&D), marketing, scientific support, quality management, quality improvement, product innovation, manufacturing and supply chain.

BDS Business Products

Key products for the Diagnostic Solutions business unit include:

•	the BD® ESwab™ Collection and Transport System, to which BD has a non-exclusive distribution license, and is used in the collection of bacteria and subsequent testing;

•	the BD® Universal Viral Transport System, which is designed to transport certain microbes at room temperature;

•	BD Kiestra™ Laboratory Automation Solutions, which are modular scalable solutions designed to automate critical processes in a microbiology laboratory;

•	BD BBL™ Plated Media, prepared plated media designed to enable the isolation of microorganisms from samples or specimens;

•	BD BBL™ IC-XT Sterile Plated Media, a sterile isolator used for passive and active environmental monitoring used for industrial manufacturing;

•

the BD COR™ System, a highly automated system designed to be used for automated sample-to-result execution and analysis of certain assays, performance of certain assay processing steps, and sample-to-result execution;

•

the BD MAX™ System, which is intended for in vitro diagnostic use in performing FDA cleared or approved nucleic acid testing in clinical laboratories and is capable of automated extraction and purification of nucleic acids from multiple specimen types, as well as the automated amplification and detection of target nucleic acid sequences by fluorescence-based PCR;

•

BD Women’s Health and Cancer, a family of products consisting of a combination of instruments, consumables, reagents and collection devices that enable cervical cancer screening testing with liquid-based cytology;

•	BD® Bruker MALDI Biotyper™, a benchtop microbiology system that uses mass spectrometry to identify microorganisms by analyzing their unique protein fingerprint;

•

the BD® BACTEC™ Blood Culture System, a portfolio of scalable instruments, blood culture media and informatics which utilizes a fluorescence-based technology to continuously monitor blood culture bottles for microbial growth, ensuring rapid and reliable detection of organism growth;

•	BD Onclarity™, a qualitative in vitro test for the detection of high-risk human papillomavirus;

•	the BD Viper™ System, a table-top instrument that is capable of performing automated nucleic acid extraction and detection of amplified target DNA;

•

the BD® Veritor™ Plus System, a system including a point of care instrument which uses reflective-based measurement using lateral flow immunoassays for detection to qualitatively determine positivity of certain respiratory viruses;

•

BD Automated Identification and Antimicrobial Susceptibility Testing Solutions, which include instruments, consumables and informatics to enable microbiology laboratories to streamline workflows, detect known and emerging resistance, and support antimicrobial stewardship initiatives;

•	the BD EpiCenter™ System, a microbiology data management informatics platform that enables certain BD instruments and the laboratory information system to communicate and share data;

•	the BD Synapsys™ Solution, an informatics system connecting multiple BD instruments to the laboratory information system; and

•	BD® CellView™ Image Technology, technology inside certain other instruments that enables real-time imaging of cells as they are analyzed in the instrument.

Key instruments for the BD Biosciences business unit include:

•	the BD FACSDiscover™ S8 Cell Sorter, which isolates specific, live cell populations of biological cells for use in discovery research;

•	the BD FACSAria™ Fusion Flow Cytometer, a cell sorter used for isolating subpopulations of biological cells for use in discovery research;

•	the BD FACSAria™ III Cell Sorter, a cell sorter that combines fixed optical alignment and high sensitivity detection for use in routine cell sorting applications across biological research;

•	the BD FACSDiscover ™ A8 Cell Analyzer, a cell analyzer that combines spectral unmixing and imaging technologies to analyze cells and that is used in discover research;

•	the BD FACSymphony™ A1 Cell Analyzer, the BD FACSymphony™ A5 SE Cell Analyzer and the BD LSRFortessa™ X-20 Cell Analyzer, each a cell analyzer used in biological discovery research; and

•

the BD FACSLyric™ Clinical Flow Cytometry System, a clinical cell analyzer that supports both manual and automated sample acquisition used for disease diagnosis, immune monitoring, transplant monitoring, residual disease detection and standardized workflow.

Key reagents for the BD Biosciences business unit include Ultraviolet Conjugates, Violet Conjugates, BD Horizon RealYellow™, BD Horizon RealBlue™ Reagents and BD OptiBuild™ On-Demand Reagents, IVDR Compliant Portfolio of Reagents, IVDR compliant BD® Single Color Reagent Portfolio, Single vial ASRs/IVD, BD RUO/GMP Reagents, Multitest 6-color TBNK and BD OneFlow™ Solution.

These reagents are used for research purposes in flow cytometry processes. Key technologies for the BD Biosciences business unit also include BD CellView™ Image Technology as well as FlowJo™ analysis software, BD FACSDiva™ and BD FACSChorus™. In addition to branded product lines, BDS Business offers custom panels and reagents manufactured from its broad portfolio of antibodies and dyes to enable researchers flexibility in the design of their experiments. In addition to branded product lines, BDS Business offers custom panels and reagents manufactured from its broad portfolio of antibodies and dyes to enable researchers flexibility in the design of their experiments.

Customers

The primary customers served by the BDS Business are hospitals, laboratories and clinics; academic institutions, universities, government laboratories, blood banks; healthcare workers; physicians’ office practices; and pharmaceutical and biotechnology companies. The BDS Business also sells to the U.S. government, state funded institutions such as academic institutions, universities and other entities funded by a governmental agency.

Outside of the United States, many of the BDS Business’s sales are through government tenders. Many of the BDS Business’s products are purchased with direct or indirect support from government bodies, including government medical funding, government grants and other government funding. Changes in government and other funding in support of medical care and scientific research can be expected to affect the BDS Business.

Research and Development

The BDS Business conducts R&D activities at its operating units and at its manufacturing sites located in the United States, Ireland, Netherlands, China, Spain, Germany and Canada. The BDS Business also collaborates with universities, medical centers and other entities on R&D programs and retains individual consultants and partners to support its efforts in specialized fields. In addition, the BDS Business continually evaluates developing technologies in areas that SpinCo believes will enhance its business for possible investment or acquisition.

Suppliers and Raw Materials

BDS Business uses a broad range of raw materials in the manufacture of products. It purchases many different types of raw materials and components, including electro-chemical components, chemicals, packaging, labeling, wiring, plastics, glass, metals and metal support structuring, textiles, paper products, agricultural products, electronic and mechanical sub-assemblies, and various biological, chemical and petrochemical products and molded plastic products, examples of the foregoing including lasers, optical detectors, antibodies, biological samples, specialized dyes, software, robotics, and laboratory equipment and molded components. The BDS Business seeks to ensure continuity of supply by securing multiple options for sourcing. However, there are situations where raw materials and components are only available from one supplier, which are referred to as sole sourced. The use of sole sourced materials and components may be due to regulatory needs, especially with respect to products that cleared or that have a version cleared with regulatory agencies tied in-country filing, or may be due to a need to access sourcing of proprietary and/or patented technology and processes that are intended to provide a unique market differentiation to the BDS Business’s product or due to a desire to limit access to BD technology used in manufacturing. In other cases, while a raw material or component can be sourced from multiple manufacturers, only one supplier is qualified due to quality assurance, cost or other considerations. BD works to identify alternative suppliers for sole sourced or critical components, and vets carefully any supplier that it purchases from. In order to provide alternate sources, the BDS Business must complete a rigorous qualification process for each vendor, which often includes completion of a quality audit and regulatory registration and approval. If clinical trials are not required, then this qualification process can take three to 18 months depending on the criticality of the change. When clinical trials are required, this process may lengthen the qualification phase from one to three years. The BDS Business continuously assesses its sole sourced raw materials and components, and maintains business continuity plans with its suppliers. The BDS Business’s continuity plans may include securing secondary supply with alternate suppliers, qualification of alternate manufacturing facilities, maintaining contingency stock, internal development of supply and establishment of technology escrow accounts.

Intellectual Property and Licenses

The BDS Business owns significant intellectual property, including patents, patent applications, technology, trade secrets, know-how, copyrights and trademarks in the United States and other countries. The BDS Business is also licensed under domestic and foreign patents, patent applications, technology, trade secrets, know-how, copyrights and trademarks owned by others. In the aggregate, these intellectual property assets and licenses are of material importance to the BDS Business. SpinCo believes, however, that no single patent, technology, trademark, intellectual property asset or license is material in relation to the BDS Business as a whole, or to any business segment.

Although patents remain an important component of the BDS Business’s overall strategy to protect innovation and maintain differentiation, the BDS Business’s competitive advantages arise from a combination of factors, including its use of proprietary technology in manufacturing, the collective know-how and expertise across R&D and technical teams, strong brand reputation, longstanding commercial relationships, and collaborations with universities, medical centers, and other entities in specialized fields, as well as broad technology platforms that enable multiple product lines across geographies. Because of these factors, the BDS Business’s commercial success does not depend on the validity, enforceability, or expiration timing of any individual patent, patent family or other intellectual property asset.

Patent Portfolio Description

As of December 2025, the BDS Business’s global patent portfolio consisted of over 6,500 total issued patents and pending patent applications. Approximately 75% of the BDS Business’s global patent portfolio consists of issued patents; the remainder consists of pending patent applications.

Patent Assets by Status

The BDS Business’s global patent portfolio includes assets across 40 jurisdictions worldwide. The top 15 jurisdictions, measured by portfolio size, include: the United States, European Union, Japan, China, United Kingdom, Australia, Canada, Germany, France, Spain, Italy, Korea, India, Mexico and Brazil.

Patent Assets by Jurisdiction

A high-level breakdown of the BDS Business’s global patent portfolio by technology platform is illustrated in the graph below, providing an overview of how issued patents and pending patent applications align with key technology areas within the BDS Business. However, patents do not always correspond directly to individual commercial products, and many products rely on integrated technologies supported by multiple families of patents. Conversely, certain patents may read on multiple platforms, technologies, or product categories, and the associations between particular patents and products or technologies may change over time as product lines evolve and new innovations are developed. For these reasons, SpinCo does not consider the graph to represent a definitive mapping of patents to any specific technology platform, but rather a high-level representation of the relative distribution of patent assets across key technology areas.

Patent Assets by Platform

Patent expirations in the portfolio occur across a broad time range. The expiration of a patent would not prevent the BDS Business from continuing to sell products protected by the patent, but it might allow third parties to use the patented technology. SpinCo does not believe that expiration of patents in any given year or period will materially affect the BDS Business or any segment due to the diversified nature of the portfolio, as well as the BDS Business’s reliance on other competitive strengths, including know-how and proprietary manufacturing and process technologies, strong brand reputation, longstanding commercial relationships and ongoing investments in R&D.

Anticipated Expiration Dates of Utility Patents

Representative Product-to-Patent Mapping

A key source of the BDS Business’s competitive advantage is the breadth of its product offerings, rather than reliance on any single product or product family. Accordingly, the BDS Business does not consider any individual product as material to the BDS Business. The below table maps certain products of the BDS Business to U.S. issued patents. This product-to-patent table is not exhaustive of all patents that may cover a given product and associations between particular products and patents may change over time. This table may include patents that relate to multiple platforms, technologies, or product categories, and may omit products that are nevertheless protected by one or more of the disclosed patents.

Product	US Patent Number	Anticipated Expiration Date
BD Accuri™ Flow Cytometer	7,328,722	3/30/2026
	7,520,300	12/7/2025
	7,739,060	4/2/2028
	7,776,268	11/28/2027
	7,780,916	3/11/2026
	7,843,561	4/20/2029
	7,857,005	12/7/2025
	8,017,402	8/12/2026
	8,149,402	2/7/2028
	8,187,888	3/8/2026
	8,262,990	6/18/2026
	8,283,177	12/28/2026
	8,445,286	6/14/2029

BD COR™ GX Instrument	10,168,347	2/17/2037
	10,234,474 B2	7/14/2028
	10,451,644 B2	2/17/2037
	10,816,566	2/17/2037
	11,913,083	7/30/2032
	11,099,203	2/17/2037
	11,199,560	5/2/2038
	11,433,397	9/3/2035

Product	US Patent Number	Anticipated Expiration Date
	11,754,582	11/10/2041
	11,828,767	8/19/2041
	11,865,544	9/3/2035
	12,345,729	11/20/2043
	D916767	4/20/2036

BD COR™ MX Instrument	7,998,708	3/26/2027
	8,323,900	3/26/2027
	10,168,347	2/17/2037
	10,234,474 B2	7/14/2028
	10,451,644 B2	2/17/2037
	10,625,261	11/14/2027
	10,625,262	11/14/2027
	10,816,566	2/17/2037
	11,099,203	2/17/2037
	11,828,767	8/19/2041
	11,970,692	12/10/2040
	12,345,729	11/20/2043
	D1014549	2/13/2039

BD COR™ Products	12,345,729	11/20/2043

BD COR™ PX Instrument	10,168,347	2/17/2037
	10,451,644 B2	2/17/2037
	10,816,566	2/17/2037
	11,099,203	2/17/2037
	11,181,541	9/21/2039
	11,828,767	8/19/2041
	11,940,456	4/1/2041
	12,345,729	11/20/2043
	D1014549	2/13/2039
	D989119	6/13/2038

BD FACSChorus™ Flow Cytometer	10,753,848	10/9/2034

BD FACsFusion™ Flow Cytometer	9,446,159	10/2/2034
	9,575,050	4/24/2035

BD FACSJazz™ Cell Sorter	8,223,445	3/9/2031

BD FACSLyric™ Flow Cytometer	8,528,427	4/3/2032
	9,092,034	4/20/2032

BD FACSMelody™ Cell Sorter	10,739,248	1/31/2034

BD FACSPresto™ Cell Analyzer System	8,248,597	11/17/2028
	9,097,640	1/22/2028
	9,523,682	1/20/2033
	9,678,065	3/17/2036
	9,797,899	8/8/2035
	10,018,640	2/15/2035

BD FACSVerse™ Flow Cytometer	8,528,427	4/3/2032
	9,092,034	4/20/2032

Product	US Patent Number	Anticipated Expiration Date

BD FACSVia™ Flow Cytometer	7,328,722	3/30/2026
	7,520,300	12/7/2025
	7,739,060	4/2/2028
	7,776,268	11/28/2027
	7,780,916	3/11/2026
	7,843,561	4/20/2029
	7,857,005	12/7/2025
	8,017,402	8/12/2026
	8,149,402	2/7/2028
	8,187,888	3/8/2026
	8,262,990	6/18/2026
	8,283,177	12/28/2026
	8,445,286	6/14/2029

BD FACSymphony™ A1 Cell Analyzer	10,184,879	6/1/2036
	10,585,031	2/12/2038
	11,085,869	2/12/2038
	11,099,066	11/2/2039

BD FACSymphony™ A3 Cell Analyzer	10,184,879	6/1/2036
	10,585,031	2/12/2038
	11,085,869	2/12/2038
	11,099,066	11/2/2039

BD FACSymphony™ A5 Cell Analyzer	10,184,879	6/1/2036
	10,585,031	2/12/2038
	11,085,869	2/12/2038
	11,099,066	11/2/2039

BD FACSymphony™ A5 SE Cell Analyzer	10,184,879	6/1/2036
	10,585,031	2/12/2038
	11,085,869	2/12/2038
	11,099,066	11/2/2039

BD FACSYMPHONY™ Flow Cytometer	10,184,879	6/1/2036
	10,585,031	2/12/2038
	11,085,869	2/12/2038
	11,099,066	11/2/2039

BD FACSymphony™ S6 Cell Sorter	10,184,879	6/1/2036
	10,585,031	2/12/2038
	11,085,869	2/12/2038
	11,099,066	11/2/2039

BD FACSymphony™ S6 System	10,184,879	6/1/2036
	10,585,031	2/12/2038
	11,085,869	2/12/2038
	11,099,066	11/2/2039

BD FlowJo	10,438,120	7/24/2037
	10,713,572	4/17/2039
	11,573,182	12/6/2041
	11,674,879	4/29/2041
	11,988,592	4/26/2043

Product	US Patent Number	Anticipated Expiration Date

BD GeneOhm™ StaphSR Assay	10,308,984	3/13/2033

BD Horizon Brilliant Violet™ Reagents	10,288,620	1/19/2031
	10,458,989	1/19/2031
	10,481,161	1/19/2031
	10,641,775	1/19/2031
	10,641,777	10/8/2027
	10,955,417	1/19/2031
	10,962,546	1/19/2031

BD Horizon Brilliant™ Dyes	10,288,620	1/19/2031
	10,458,989	1/19/2031
	10,481,161	1/19/2031
	10,533,092	2/19/2038
	10,641,775	1/19/2031
	10,641,777	10/8/2027
	10,955,417	1/19/2031
	10,962,546	1/19/2031

BD Horizon™ BB700 Reagents	8,110,673	1/31/2026
	8,158,444	6/5/2029
	8,338,532	1/10/2026
	8,354,239	10/8/2027
	8,546,081	1/31/2026
	8,575,303	1/19/2031
	8,759,444	1/10/2026
	8,802,450	10/8/2027
	9,383,353	10/8/2027
	10,126,302	10/8/2027
	10,288,620	1/19/2031
	10,302,648	1/19/2031
	10,458,989	1/19/2031
	10,481,161	1/19/2031
	10,641,777	10/8/2027

BD Horizon™ BUV563 Reagents	8,110,673	1/31/2026
	8,546,081	1/31/2026
	9,719,998	3/2/2036
	10,228,375	3/2/2036
	10,288,620	1/19/2031
	10,302,648	1/19/2031
	10,458,989	1/19/2031
	10,481,161	1/19/2031
	10,533,092	2/19/2038
	10,641,775	1/19/2031
	10,641,777	10/8/2027
	10,955,417	1/19/2031
	10,962,546	1/19/2031
	11,119,107	5/2/2036

BD Horizon™ BUV611 Reagents	8,546,081	1/31/2026
	9,719,998	3/2/2036
	10,228,375	3/2/2036

Product	US Patent Number	Anticipated Expiration Date
	10,288,620	1/19/2031
	10,302,648	1/19/2031
	10,458,989	1/19/2031
	10,481,161	1/19/2031
	10,533,092	2/19/2038
	10,641,775	1/19/2031
	10,641,777	10/8/2027
	10,955,417	1/19/2031
	10,962,546	1/19/2031
	11,119,107	5/2/2036

BD Horizon™ BV650 Reagents	8,110,673	1/31/2026
	8,158,444	6/5/2029
	8,354,239	10/8/2027
	8,455,613	1/19/2031
	8,546,081	1/31/2026
	8,575,303	1/19/2031
	8,802,450	10/8/2027
	9,383,353	10/8/2027
	10,126,302	10/8/2027
	10,288,620	1/19/2031
	10,302,648	1/19/2031
	10,458,989	1/19/2031
	10,481,161	1/19/2031
	10,641,775	1/19/2031
	10,641,777	10/8/2027
	10,955,417	1/19/2031
	10,962,546	1/19/2031
	11,639,937	10/8/2027

BD Horizon™ BV711 Reagents	8,110,673	1/31/2026
	8,158,444	6/5/2029
	8,354,239	10/8/2027
	8,455,613	1/19/2031
	8,546,081	1/31/2026
	8,575,303	1/19/2031
	8,802,450	10/8/2027
	10,126,302	10/8/2027
	10,288,620	1/19/2031
	10,302,648	1/19/2031
	10,458,989	1/19/2031
	10,481,161	1/19/2031
	10,641,775	1/19/2031
	10,641,777	10/8/2027
	10,955,417	1/19/2031
	10,962,546	1/19/2031

BD Horizon™ BV750 Reagents	8,110,673	1/31/2026
	8,158,444	6/5/2029
	8,354,239	10/8/2027
	8,455,613	1/19/2031
	8,546,081	1/31/2026

Product	US Patent Number	Anticipated Expiration Date
	8,575,303	1/19/2031
	8,802,450	10/8/2027
	10,126,302	10/8/2027
	10,288,620	1/19/2031
	10,302,648	1/19/2031
	10,458,989	1/19/2031
	10,481,161	1/19/2031
	10,641,775	1/19/2031
	10,641,777	10/8/2027
	10,955,417	1/19/2031
	10,962,546	1/19/2031

BD Horizon™ BV786 Reagents	8,110,673	1/31/2026
	8,158,444	6/5/2029
	8,354,239	10/8/2027
	8,455,613	1/19/2031
	8,546,081	1/31/2026
	8,575,303	1/19/2031
	8,802,450	10/8/2027
	10,126,302	10/8/2027
	10,288,620	1/19/2031
	10,302,648	1/19/2031
	10,458,989	1/19/2031
	10,481,161	1/19/2031
	10,641,775	1/19/2031
	10,641,777	10/8/2027
	10,955,417	1/19/2031
	10,962,546	1/19/2031

BD Horizon™ BB660 Reagents	8,110,673	1/31/2026
	8,158,444	6/5/2029
	8,338,532	1/10/2026
	8,354,239	10/8/2027
	8,546,081	1/31/2026
	8,575,303	1/19/2031
	8,759,444	1/10/2026
	8,802,450	10/8/2027
	9,383,353	10/8/2027
	10,126,302	10/8/2027
	10,288,620	1/19/2031
	10,458,989	1/19/2031
	10,481,161	1/19/2031

BD Horizon™ BB755 Reagents	8,110,673	1/31/2026
	8,158,444	6/5/2029
	8,338,532	1/10/2026
	8,354,239	10/8/2027
	8,546,081	1/31/2026
	8,575,303	1/19/2031
	8,759,444	1/10/2026
	8,802,450	10/8/2027
	9,383,353	10/8/2027

Product	US Patent Number	Anticipated Expiration Date
	10,126,302	10/8/2027
	10,288,620	1/19/2031
	10,458,989	1/19/2031
	10,481,161	1/19/2031

BD Horizon™ BB790, Reagent	8,110,673	1/31/2026
	8,158,444	6/5/2029
	8,338,532	1/10/2026
	8,354,239	10/8/2027
	8,546,081	1/31/2026
	8,575,303	1/19/2031
	8,759,444	1/10/2026
	8,802,450	10/8/2027
	9,383,353	10/8/2027
	10,126,302	10/8/2027
	10,288,620	1/19/2031
	10,458,989	1/19/2031
	10,481,161	1/19/2031

BD Horizon™ BUV395 Reagents	8,158,444	6/5/2029
	8,354,239	10/8/2027
	8,575,303	1/19/2031
	8,802,450	10/8/2027
	9,383,353	10/8/2027
	9,719,998	3/2/2036
	10,126,302	10/8/2027
	10,228,375	3/2/2036
	10,288,620	1/19/2031
	10,302,648	1/19/2031
	10,458,989	1/19/2031
	10,481,161	1/19/2031
	10,533,092	2/19/2038
	10,641,775	1/19/2031
	10,641,777	10/8/2027
	10,920,082	4/30/2038
	10,955,417	1/19/2031
	10,962,546	1/19/2031
	11,119,107	5/2/2036
	11,639,937	10/8/2027

BD Horizon™ BUV496 Reagents	8,110,673	1/31/2026
	8,158,444	6/5/2029
	8,354,239	10/8/2027
	8,546,081	1/31/2026
	8,575,303	1/19/2031
	9,719,998	3/2/2036
	10,228,375	3/2/2036
	10,288,620	1/19/2031
	10,302,648	1/19/2031
	10,458,989	1/19/2031
	10,481,161	1/19/2031
	10,533,092	2/19/2038

Product	US Patent Number	Anticipated Expiration Date
	10,641,775	1/19/2031
	10,641,777	10/8/2027
	10,955,417	1/19/2031
	10,962,546	1/19/2031
	11,119,107	5/2/2036

BD Horizon™ BUV805 Reagents	8,158,444	6/5/2029
	8,354,239	10/8/2027
	8,546,081	1/31/2026
	8,575,303	1/19/2031
	8,802,450	10/8/2027
	9,383,353	10/8/2027
	10,228,375	3/2/2036
	10,288,620	1/19/2031
	10,302,648	1/19/2031
	10,458,989	1/19/2031
	10,481,161	1/19/2031
	10,533,092	2/19/2038
	10,641,775	1/19/2031
	10,641,777	10/8/2027
	10,955,417	1/19/2031
	10,962,546	1/19/2031
	11,119,107	5/2/2036
	11,639,937	10/8/2027

BD Horizon™ BV421 Reagents	8,158,444	6/5/2029
	8,354,239	10/8/2027
	8,362,193	1/19/2031
	8,455,613	1/19/2031
	8,575,303	1/19/2031
	8,802,450	10/8/2027
	9,383,353	10/8/2027
	10,126,302	10/8/2027
	10,288,620	1/19/2031
	10,302,648	1/19/2031
	10,458,989	1/19/2031
	10,481,161	1/19/2031
	10,641,775	1/19/2031
	10,641,777	10/8/2027
	10,955,417	1/19/2031
	10,962,546	1/19/2031
	11,639,937	10/8/2027

BD Horizon™ BV480 Reagents	8,158,444	6/5/2029
	8,455,613	1/19/2031
	8,802,450	10/8/2027
	10,126,302	10/8/2027
	10,288,620	1/19/2031
	10,302,648	1/19/2031
	10,458,989	1/19/2031
	10,481,161	1/19/2031
	10,533,092	2/19/2038
	10,641,777	10/8/2027

Product	US Patent Number	Anticipated Expiration Date

BD Horizon™ BV510 Reagents	8,158,444	6/5/2029
	8,354,239	10/8/2027
	8,455,613	1/19/2031
	8,575,303	1/19/2031
	8,802,450	10/8/2027
	9,383,353	10/8/2027
	10,126,302	10/8/2027
	10,288,620	1/19/2031
	10,302,648	1/19/2031
	10,458,989	1/19/2031
	10,481,161	1/19/2031
	10,533,092	2/19/2038
	10,641,775	1/19/2031
	10,641,777	10/8/2027
	10,955,417	1/19/2031
	10,962,546	1/19/2031
	11,639,937	10/8/2027

BD Horizon™ BV570 Reagents	8,110,673	1/31/2026
	8,158,444	6/5/2029
	8,354,239	10/8/2027
	8,455,613	1/19/2031
	8,546,081	1/31/2026
	8,575,303	1/19/2031
	8,802,450	10/8/2027
	9,383,353	10/8/2027
	10,126,302	10/8/2027
	10,288,620	1/19/2031
	10,302,648	1/19/2031
	10,458,989	1/19/2031
	10,481,161	1/19/2031
	10,641,775	1/19/2031
	10,641,777	10/8/2027
	10,955,417	1/19/2031
	10,962,546	1/19/2031
	11,639,937	10/8/2027

BD Horizon™ BV605 Reagents	8,110,673	1/31/2026
	8,158,444	6/5/2029
	8,354,239	10/8/2027
	8,455,613	1/19/2031
	8,546,081	1/31/2026
	8,575,303	1/19/2031
	8,802,450	10/8/2027
	9,383,353	10/8/2027
	10,126,302	10/8/2027
	10,288,620	1/19/2031
	10,302,648	1/19/2031
	10,458,989	1/19/2031
	10,481,161	1/19/2031
	10,641,775	1/19/2031
	10,641,777	10/8/2027

Product	US Patent Number	Anticipated Expiration Date
	10,955,417	1/19/2031
	10,962,546	1/19/2031
	11,639,937	10/8/2027

BD Horizon™ Dri-Chroma	10,545,137	4/18/2037

BD Horizon™ RB780 Reagents	10,844,228	3/28/2039
	11,214,688	3/28/2039
	11,702,547	3/28/2039

BD Horizon™ Reagents	10,288,620	1/19/2031
	10,458,989	1/19/2031
	10,481,161	1/19/2031
	10,641,775	1/19/2031
	10,641,777	10/8/2027
	10,955,417	1/19/2031
	10,962,546	1/19/2031

BD Macro-Vue™ RPR Card Test	10,912,935	11/29/2030

BD MAX™ CDIFF Assay	7,998,708	3/26/2027
	8,323,900	3/26/2027
	10,308,984	3/13/2033
	10,625,261	11/14/2027
	10,625,262	11/14/2027
	11,254,927	4/25/2034

BD MAX™ CRE Assay, Research Use Only	7,998,708	3/26/2027
	8,323,900	3/26/2027
	10,625,262	11/14/2027
	11,254,927	4/25/2034

BD MAX™ CT/GC/TV	7,998,708	3/26/2027
	8,323,900	3/26/2027
	8,492,092	4/21/2030
	9,416,426	4/21/2030
	10,308,984	3/13/2033
	10,625,261	11/14/2027
	10,625,262	11/14/2027
	11,124,844	12/19/2034
	11,254,927	4/25/2034

BD MAX™ DNA MMK SPC, Lab Use Only	7,998,708	3/26/2027
	8,323,900	3/26/2027
	9,822,402	5/1/2034
	10,625,261	11/14/2027
	10,625,262	11/14/2027
	11,254,927	4/25/2034

BD MAX™ DNA MMK, Lab Use Only	7,998,708	3/26/2027
	8,323,900	3/26/2027
	10,625,261	11/14/2027
	10,625,262	11/14/2027
	11,254,927	4/25/2034

Product	US Patent Number	Anticipated Expiration Date

BD MAX™ Enteric Bacterial Panel	7,998,708	3/26/2027
	8,323,900	3/26/2027
	10,308,984	3/13/2033
	10,625,261	11/14/2027
	10,625,262	11/14/2027
	11,254,927	4/25/2034

BD MAX™ Enteric Parasite Panel	7,998,708	3/26/2027
	8,323,900	3/26/2027
	10,308,984	3/13/2033
	10,625,261	11/14/2027
	10,625,262	11/14/2027
	11,254,927	4/25/2034

BD MAX™ Enteric Viral Panel	7,998,708	3/26/2027
	8,323,900	3/26/2027
	10,308,984	3/13/2033
	10,625,261	11/14/2027
	10,625,262	11/14/2027
	11,254,927	4/25/2034

BD MAX™ ExK™ DNA 1	8,710,211	7/11/2028
	9,701,957	9/17/2030
	10,076,754	12/18/2035
	10,590,410	4/25/2034
	10,625,261	11/14/2027
	10,625,262	11/14/2027
	11,254,927	4/25/2034
	9,480,983	9/28/2032
	D692162	10/22/2027
	D742027	10/27/2029
	D831843	10/23/2033
	D905269	12/15/2035

BD MAX™ ExK™ DNA 2	8,710,211	7/11/2028
	9,701,957	9/17/2030
	10,076,754	12/18/2035
	10,590,410	4/25/2034
	10,625,261	11/14/2027
	10,625,262	11/14/2027
	11,254,927	4/25/2034
	9,480,983	9/28/2032
	D692162	10/22/2027
	D742027	10/27/2029
	D831843	10/23/2033
	D905269	12/15/2035

BD MAX™ ExK™ DNA 3	8,710,211	7/11/2028
	9,701,957	9/17/2030
	10,076,754	12/18/2035
	10,590,410	4/25/2034
	10,625,261	11/14/2027
	10,625,262	11/14/2027

Product	US Patent Number	Anticipated Expiration Date
	11,254,927	4/25/2034
	9,480,983	9/28/2032
	D692162	10/22/2027
	D742027	10/27/2029
	D831843	10/23/2033
	D905269	12/15/2035

BD MAX™ ExK™ DNA 4	8,710,211	7/11/2028
	9,701,957	9/17/2030
	10,076,754	12/18/2035
	10,590,410	4/25/2034
	10,625,261	11/14/2027
	10,625,262	11/14/2027
	11,254,927	4/25/2034
	9,480,983	9/28/2032
	D692162	10/22/2027
	D742027	10/27/2029
	D831843	10/23/2033
	D905269	12/15/2035

BD MAX™ ExK™ TNA 2 (24 ea)	8,710,211	7/11/2028
	9,701,957	9/17/2030
	10,076,754	12/18/2035
	10,590,410	4/25/2034
	10,625,261	11/14/2027
	10,625,262	11/14/2027
	11,254,927	4/25/2034
	9,480,983	9/28/2032
	D692162	10/22/2027
	D742027	10/27/2029
	D831843	10/23/2033
	D905269	12/15/2035

BD MAX™ ExK™ TNA 3 (24 ea)	8,710,211	7/11/2028
	9,701,957	9/17/2030
	10,076,754	12/18/2035
	10,590,410	4/25/2034
	10,625,261	11/14/2027
	10,625,262	11/14/2027
	11,254,927	4/25/2034
	9,480,983	9/28/2032
	D692162	10/22/2027
	D742027	10/27/2029
	D831843	10/23/2033
	D905269	12/15/2035

BD MAX™ Extended Enteric Bacterial Panel	7,998,708	3/26/2027
	8,323,900	3/26/2027
	10,308,984	3/13/2033
	10,625,261	11/14/2027
	10,625,262	11/14/2027
	11,254,927	4/25/2034

Product	US Patent Number	Anticipated Expiration Date

BD MAX™ GBS Assay	7,998,708	3/26/2027
	8,323,900	3/26/2027
	10,308,984	3/13/2033
	10,625,261	11/14/2027
	10,625,262	11/14/2027
	11,254,927	4/25/2034

BD MAX™ Molecular Diagnostic System	12,128,402	11/14/2027

BD MAX™ Molecular Diagnostic System, BD MAX™ Instrument	7,998,708	3/26/2027
	8,088,616	3/5/2030
	8,133,671	9/22/2028
	8,323,900	3/26/2027
	8,883,490	6/12/2028
	9,040,288	3/26/2027
	9,080,207	3/26/2027
	9,186,677	6/10/2028
	9,259,734	8/18/2028
	9,765,389	4/13/2032
	10,139,012	7/14/2028
	10,625,261	11/14/2027
	10,625,262	11/14/2027
	11,254,927	4/25/2034
	11,466,263	7/14/2028
	11,806,718	10/7/2041
	11,845,081	11/14/2027
	11,970,692	12/10/2040
	D787087	5/16/2032
	D814653	4/3/2032

BD MAX™ MRSA XT Assay	7,998,708	3/26/2027
	8,323,900	3/26/2027
	10,308,984	3/13/2033
	10,625,261	11/14/2027
	10,625,262	11/14/2027
	11,254,927	4/25/2034

BD MAX™ PCR Cartridge	7,998,708	3/26/2027
	8,105,783	9/9/2029
	8,323,900	3/26/2027
	8,709,787	11/14/2027
	8,765,076	3/26/2027
	9,238,223	3/5/2028
	10,625,261	11/14/2027
	10,625,262	11/14/2027
	11,254,927	4/25/2034
	11,266,987	11/14/2027
	12,128,402	11/14/2027

BD MAX™ STAPHSR Assay	7,998,708	3/26/2027
	8,323,900	3/26/2027
	10,308,984	3/13/2033

Product	US Patent Number	Anticipated Expiration Date
	10,625,261	11/14/2027
	10,625,262	11/14/2027
	11,254,927	4/25/2034

BD MAX™ TNA MMK	7,998,708	3/26/2027
	8,323,900	3/26/2027
	10,625,261	11/14/2027
	10,625,262	11/14/2027
	11,254,927	4/25/2034

BD MAX™ TNA MMK SPC, Lab Use Only	7,998,708	3/26/2027
	8,323,900	3/26/2027
	10,625,261	11/14/2027
	10,625,262	11/14/2027
	11,254,927	4/25/2034

BD MAX™ Vaginal Panel	7,625,704	7/29/2027
	7,998,708	3/26/2027
	8,323,900	3/26/2027
	10,308,984	3/13/2033
	10,625,261	11/14/2027
	10,625,262	11/14/2027
	11,124,844	12/19/2034
	11,254,927	4/25/2034

BD OneFlow™ LST Panel	10,209,245	12/20/2037

BD OneFlow™ Panel	10,209,245	12/20/2037

BD OneFlow™ PCST Panel	10,942,171	12/20/2037

BD OptiBuild™ BB700 Reagents	10,302,648	1/19/2031

BD OptiBuild™ BUV563 Reagents	10,302,648	1/19/2031

BD OptiBuild™ BUV611 Reagents	10,302,648	1/19/2031

BD OptiBuild™ BV650Reagents	10,302,648	1/19/2031

BD OptiBuild™ BV711 Reagents	10,302,648	1/19/2031

BD OptiBuild™ BV750 Reagents	10,302,648	1/19/2031

BD OptiBuild™ BV786 Reagents	10,302,648	1/19/2031

BD OptiBuild™ BUV395, Reagent	10,302,648	1/19/2031

BD OptiBuild™ BUV496 , Reagent	10,302,648	1/19/2031

BD OptiBuild™ BUV737 Reagent	10,302,648	1/19/2031

BD OptiBuild™ BUV737, Reagent	8,158,444	6/5/2029
	8,354,239	10/8/2027
	8,546,081	1/31/2026
	8,575,303	1/19/2031
	8,802,450	10/8/2027
	9,383,353	10/8/2027
	9,719,998	3/2/2036
	10,228,375	3/2/2036

Product	US Patent Number	Anticipated Expiration Date
	10,288,620	1/19/2031
	10,302,648	1/19/2031
	10,458,989	1/19/2031
	10,481,161	1/19/2031
	10,533,092	2/19/2038
	10,641,775	1/19/2031
	10,641,777	10/8/2027
	10,955,417	1/19/2031
	10,962,546	1/19/2031
	11,119,107	5/2/2036
	11,639,937	10/8/2027

BD OptiBuild™ BUV805, Reagent	10,302,648	1/19/2031

BD OptiBuild™ BV421, Reagent	10,302,648	1/19/2031

BD OptiBuild™ BV480 Reagents	10,302,648	1/19/2031

BD OptiBuild™ BV510 Reagents	10,302,648	1/19/2031

BD OptiBuild™ BV605 Reagents	10,302,648	1/19/2031

BD Phosflow™ BUV395 Reagents	10,302,648	1/19/2031

BD Phosflow™ BV 421 Reagents	10,302,648	1/19/2031

BD Phosflow™ BV510 Reagents	10,302,648	1/19/2031

BD ProbeTec™ ET Control Set	7,371,531	9/22/2025
	8,859,199	6/19/2026

BD Rhapsody™ Cartridge	10,527,171	1/9/2038
	10,634,691	5/18/2038
	11,702,706	3/27/2035

BD Rhapsody™ Single-Cell Analysis System	9,290,809	12/15/2030
	9,567,646	8/28/2034
	9,598,736	8/28/2034
	9,708,659	12/15/2030
	10,202,641	5/30/2037
	10,208,356	8/28/2034
	10,722,880	11/8/2038
	10,954,570	8/28/2034
	11,634,708	11/28/2033
	11,702,706	3/27/2035
	11,397,882	1/26/2040

BD Rhapsody™ Targeted mRNA Kits	11,460,468	10/6/2037

BD Rhapsody™ TCR/BCR Analyses Assays	11,460,468	10/6/2037
	11,661,625	8/21/2041

BD Rhapsody™ Whole Transcriptome Analysis (WTA) Amplification Kit	9,290,809	12/15/2030
	9,567,646	8/28/2034
	9,708,659	12/15/2030
	10,202,641	5/30/2037
	10,208,356	8/28/2034

Product	US Patent Number	Anticipated Expiration Date
	10,954,570	8/28/2034
	11,634,708	11/28/2033
	11,460,468	10/6/2037

BD SeqGeq	10,438,120	7/24/2037
	10,713,572	4/17/2039

BD SurePath™ Gyn Test Kit, Matsunami	8,177,084	9/25/2030
	9,075,039	9/30/2033
	10,123,785	9/30/2033

BD SurePath™ Pap Test Cap	8,177,084	9/25/2030
	9,075,039	9/30/2033
	10,123,785	9/30/2033

BD SurePath™ Precoated Slides	11,274,999	4/22/2027

BD SurePath™ Preservative Fluid, 3.6 L	10,190,152	4/7/2032

BD SurePath™ Vial and Broom Collection Kit	9,075,039	9/30/2033
	10,123,785	9/30/2033

BD SurePath™ Vial and Brush/Spatula Collection Kit	9,075,039	9/30/2033
	10,123,785	9/30/2033

BD SurePath™ Vial and Comb Collection Kit	9,075,039	9/30/2033
	10,123,785	9/30/2033

BD Totalys™ MultiProcessor Instrument	9,381,524	12/1/2034

BD Veritor™ Plus System	11,397,181	11/10/2039
	11,802,869	6/9/2037
	11,968,299	9/21/2037

BD Viper™ Extraction Reagent and Lysis Trough	7,371,531	9/22/2025
	8,859,199	6/19/2026

BD Viper™ LT Instrument	11,913,083	7/30/2032
	11,433,397	9/3/2035
	11,865,544	9/3/2035
	D709625	7/22/2028
	D759835	6/21/2030
	D762873	8/2/2030

BD Viper™ LT Molecular Diagnostic System	10,220,392	3/15/2033

BD Viper™ Molecular Diagnostic Products	D709625	7/22/2028
	D759835	6/21/2030
	D762873	8/2/2030

BD Viper™ Molecular Diagnostic System	10,220,392	3/15/2033

BD Viper™ SDA Extraction Reagent Trough	7,371,531	9/22/2025
	8,859,199	6/19/2026

BD Viper™ XTR™ Piercable caps	8,387,810	2/1/2031
	8,387,811	2/1/2031

BD Viper™ XTR™ Specimen Tubes and Piercable caps	8,387,810	2/1/2031
	8,387,811	2/1/2031

Product	US Patent Number	Anticipated Expiration Date

BD Viper™ XTR™ System	10,220,392	3/15/2033
	D709625	7/22/2028
	D759835	6/21/2030
	D762873	8/2/2030

BD® AbSeq Assay	9,290,809	12/15/2030
	9,567,646	8/28/2034
	9,598,736	8/28/2034
	9,708,659	12/15/2030
	10,202,641	5/30/2037
	10,208,356	8/28/2034
	10,954,570	8/28/2034
	11,634,708	11/28/2033
	11,782,059	9/25/2037
	11,460,468	10/6/2037
	11,467,157	9/25/2037
	11,661,631	1/30/2041

BD® Single-Cell Multiplexing Kit	9,290,809	12/15/2030
	9,567,646	8/28/2034
	10,202,641	5/30/2037
	10,208,356	8/28/2034
	10,954,570	8/28/2034
	11,634,708	11/28/2033
	11,782,059	9/25/2037
	11,661,631	1/30/2041

CAP SEPTUM RECLOSING	11,389,802	3/17/2035

Clinical Reagent	10,209,245	12/20/2037
	10,942,171	12/20/2037

FACSDiscover S8	8,975,595	4/11/2034
	9,366,616	8/22/2034
	9,952,076	3/19/2036
	9,983,132	1/9/2034
	10,006,852	9/7/2037
	10,078,045	2/4/2037
	10,408,758	4/24/2038
	10,613,017	4/24/2039
	10,620,111	3/17/2037
	10,684,211	8/8/2038
	10,733,784	4/25/2039
	10,739,248	1/31/2034
	10,823,658	9/7/2037
	10,935,485	11/27/2038
	10,976,236	3/12/2040
	11,055,897	4/25/2039
	11,060,894	6/15/2034
	11,085,868	12/23/2039
	11,105,728	3/17/2037
	11,268,890	6/3/2040
	11,275,026	11/19/2040

Product	US Patent Number	Anticipated Expiration Date
	11,327,003	4/27/2040
	11,327,016	4/27/2034
	11,328,422	1/14/2041
	11,371,937	12/25/2035
	11,513,058	7/27/2041
	11,592,386	6/26/2041
	11,644,407	10/8/2039
	11,808,690	4/7/2041

FACsimplexity	10,739,248	1/31/2034

IdentifA	10,168,347	2/17/2037
	10,451,644 B2	2/17/2037
	10,816,566	2/17/2037
	11,099,203	2/17/2037
	11,828,767	8/19/2041
	12,345,729	11/20/2043

Synapsis	11,405,592	6/16/2038

Seasonality

The BDS Business experiences seasonality of demand for its flu or other respiratory illness diagnostic products in the Diagnostic Solutions business unit, which relates to seasonal diseases such as influenza, COVID-19 or RSV.

The BDS Business also depends upon general economic conditions and other market factors beyond its control, and the BDS Business serves customers in cyclical industries.

Human Capital Management

As of October 1, 2025, BDS Business employed approximately 8,300 employees throughout the world, approximately 4,100 of whom were located in the United States. Attracting, developing and retaining talented people in all different functions is crucial to executing the BDS Business’s strategy and its ability to compete effectively in a highly competitive industry. The BDS Business’s ability to recruit and retain such talent depends on several factors, including compensation and benefits, talent development and career opportunities and culture. To attract and retain top talent and incentivize performance, the BDS Business offers its employees competitive compensation packages and benefit plans.

Additionally, the BDS Business invests significant resources to develop talent with the right capabilities to deliver the growth and innovation needed to support its strategy and customers. The BDS Business offers its employees classroom and online learning to foster their professional and leadership development, including career planning, leadership accelerator programs and skills development resources. The BDS Business also encourages employee engagement by communicating often and transparently with employees and offering employees a forum in which to deliver feedback.

Government Regulations

Overview of regulatory status and key products. The BDS Business operates globally and its diagnostic assays, reagents, instruments and related software and services are subject to extensive regulation in the United States and in other jurisdictions in which the products are marketed. In the United States, the FDA regulates most of the BDS Business’s in vitro diagnostic (“IVD”) assays, certain accessories and software, and specific classes of instruments as medical devices under the Federal Food, Drug, and Cosmetic Act and its implementing regulations. Certain research-use-only (“RUO”) reagents, general laboratory equipment, and informatics offerings are not marketed for clinical diagnostic use and are instead subject to other legal and regulatory frameworks, as described below. Outside the United States, the BDS Business’s products are subject to comparable regulation, including under the European Union In Vitro Diagnostic Medical Devices Regulation (EU) 2017/746 (“EU IVDR”), the EU Medical Devices Regulation (EU) 2017/745 (“EU MDR”) for applicable instruments, the United Kingdom Medical Devices Regulations (as amended) and UKCA marking regime, Health Canada’s Medical Devices Regulations, China’s National Medical Products Administration (“NMPA”) regime, and Japan’s Pharmaceuticals and Medical Devices Act (“PMD Act”), among others.

Key products and regulatory authorizations.

The following table summarizes the FDA classification and type of FDA clearance for each of the key products of the BDS Business, along with the date such clearance was obtained and the year the product was commercialized:

Product	US FDA Classification	Type of Clearance	Initial US clearance (month/year)	Commercial Launch Year
BD ESwab Collection and Transport System	Class I	510(k)	6/06	2006
BD Universal Viral Transport System	Class I	510(k)	12/04	2004
BD Kiestra™ Laboratory Automation Solutions (3rd gen)	Class I & II	510(k)	11/21	2021
BD BBL Plated Media	Class I & II	510(k)	10/76	1976
BD BBL IC-XT Sterile Plated Media	N/A (Industrial Use)	N/A (Industrial Use)	N/A (Industrial Use)	2016
BD COR System	Class III	PMA	8/21	2021
BD Max System	Class I (Instrument), Class II (Assays)	510(k)	2/12	2012
BD Women’s Health and Cancer (Totalys)	Class III	PMA	6/99	1999
BD Bruker MALDI Biotyper	Class II	510(k)	11/13	2013
BD BACTEC Blood Culture System	Class I	510(k)	12/79	1979
BD Onclarity HPV Assay	Class III	PMA	2/18	2018
BD Viper LT System	Class II	510(k)	5/14	2014
BD Veritor Plus System	Class II	510(k)	10/11	2011
BD Automated Identification and Antimicrobial Susceptibility Testing Solutions	Class II	510(k)	5/02	2002
BD Epicenter System	Class I Exempt	Exempt	Exempt	2000
BD Synapsys Solution	Class I Exempt	Exempt	Exempt	2010
BD FACSDiscover S8 Cell Sorter	N/A (RUO)	N/A (RUO)	N/A (RUO)	2023
BD FACSAria Fusion Flow Cytometer	N/A (RUO)	N/A (RUO)	N/A (RUO)	2013
BD FACSAria III Cell Sorter	N/A (RUO)	N/A (RUO)	N/A (RUO)	2010

Product	US FDA Classification	Type of Clearance	Initial US clearance (month/year)	Commercial Launch Year
BD FACSDiscover A8 Cell Analyzer	N/A (RUO)	N/A (RUO)	N/A (RUO)	2025
BD FACSymphony A1 Cell Analyzer	N/A (RUO)	N/A (RUO)	N/A (RUO)	2021
BD FACSymphony A5 SE Cell Analyzer	N/A (RUO)	N/A (RUO)	N/A (RUO)	2021
BD LSRFortessa X-20 Cell Analyzer	N/A (RUO)	N/A (RUO)	N/A (RUO)	2013
BD 193 FACS Lyric Clinical Flow Cytometry System	Class II	510(k)	7/17	2017
Ultraviolet conjugates	N/A (RUO)	N/A (RUO)	N/A (RUO)	2012
Violet Conjugates	N/A (RUO)	N/A (RUO)	N/A (RUO)	2011
BD Horizon RealYellow	N/A (RUO)	N/A (RUO)	N/A (RUO)	2022
BD Horizon RealBlue	N/A (RUO)	N/A (RUO)	N/A (RUO)	2022
BD OptiBuild On-Demand Reagents	N/A (RUO)	N/A (RUO)	N/A (RUO)	2014
IVDR Complaint Portfolio of Reagents	N/A (Not US Product)	N/A (Not US Product)	N/A (Not US Product)	2020
IVDR compliant BD Single Color Reagent Portfolio	N/A (Not US Product)	N/A (Not US Product)	N/A (Not US Product)	2020
Single vial ASRs/IVD	Class I Exempt	Exempt	Exempt	2009
BD RUO/GMP Reagents	N/A (RUO)	N/A (RUO)	N/A (RUO)	Pre-2000
Multitest 6-color TBNK	Class II	510(k)	7/09	2009
IVDR Compliant BD OneFlow Solution	N/A (RUO)	N/A RUO	N/A (RUO)	2022
BD CellView Image Technology	N/A (RUO)	N/A (RUO)	N/A (RUO)	2023
FlowJo analysis software	N/A (RUO)	N/A (RUO)	N/A (RUO)	1996
BD FACSDiva	Class II	510(k)	9/04	2004
BD FACSChorus	N/A (RUO)	N/A (RUO)	5/16	2016

The following table summarizes the regulatory clearances of each of the key products of the BDS Business in the applicable non-U.S. jurisdictions:

Country	Product	Clearance / Classification Type	Regulatory Agency
Argentina	BD® ESwab™ Collection and Transport System	IVD	ANMAT
Australia	BD® ESwab™ Collection and Transport System	IVD	TGA
Botswana	BD® ESwab™ Collection and Transport System	IVD	BoMRA
Colombia	BD® ESwab™ Collection and Transport System	Medical Device	INVIMA
Costa Rica	BD® ESwab™ Collection and Transport System	IVD	Ministry of Health
Ecuador	BD® ESwab™ Collection and Transport System	Medical Device	ARCSA

Country	Product	Clearance / Classification Type	Regulatory Agency
El Salvador	BD® ESwab™ Collection and Transport System	Medical Device	DNM
EU	BD® ESwab™ Collection and Transport System	Medical Device	EU Notified Body - (BSI, TUV, etc)
Guatemala	BD® ESwab™ Collection and Transport System	Medical Device	DRCPFA
Honduras	BD® ESwab™ Collection and Transport System	IVD	DGRS
Israel	BD® ESwab™ Collection and Transport System	IVD	Ministry of Health
Japan	BD® ESwab™ Collection and Transport System	IVD	PMDA
Panama	BD® ESwab™ Collection and Transport System	IVD	Ministry of Health
Peru	BD® ESwab™ Collection and Transport System	Medical Device	DIGEMID
Saudi Arabia	BD® ESwab™ Collection and Transport System	IVD	SFDA
Singapore	BD® ESwab™ Collection and Transport System	IVD	HSA
South Africa	BD® ESwab™ Collection and Transport System	IVD	SAHPRA
South Korea	BD® ESwab™ Collection and Transport System	Medical Device	MFDS
Taiwan	BD® ESwab™ Collection and Transport System	IVD	TFDA
Turkey	BD® ESwab™ Collection and Transport System	Medical Device	TITCK
UK	BD® ESwab™ Collection and Transport System	Medical Device	MHRA
Vietnam	BD® ESwab™ Collection and Transport System	Medical Device	IMDA
Argentina	BD® Universal Viral Transport System	IVD	ANMAT
Australia	BD® Universal Viral Transport System	IVD	TGA
Botswana	BD® Universal Viral Transport System	IVD	BoMRA
Canada	BD® Universal Viral Transport System	IVD	Health Canada
China	BD® Universal Viral Transport System	IVD	NMPA
Colombia	BD® Universal Viral Transport System	IVD	INVIMA
Costa Rica	BD® Universal Viral Transport System	IVD	Ministry of Health
Ecuador	BD® Universal Viral Transport System	IVD	ARCSA
El Salvador	BD® Universal Viral Transport System	Medical Device	DNM

Country	Product	Clearance / Classification Type	Regulatory Agency
EU	BD® Universal Viral Transport System	Medical Device	EU Notified Body - (BSI, TUV, etc)
Guatemala	BD® Universal Viral Transport System	IVD	DRCPFA
Honduras	BD® Universal Viral Transport System	IVD	DGRS
India	BD® Universal Viral Transport System	IVD	CDSCO
Indonesia	BD® Universal Viral Transport System	IVD	Ministry of Health
Israel	BD® Universal Viral Transport System	IVD	Ministry of Health
Japan	BD® Universal Viral Transport System	IVD	PMDA
Kenya	BD® Universal Viral Transport System	IVD	PPB
South Korea	BD® Universal Viral Transport System	IVD	MFDS
Malaysia	BD® Universal Viral Transport System	Medical Device	MDA
Mexico	BD® Universal Viral Transport System	IVD	COFEPRIS
Myanmar	BD® Universal Viral Transport System	IVD	FDA
Nicaragua	BD® Universal Viral Transport System	IVD	Ministry of Health
Panama	BD® Universal Viral Transport System	IVD	Ministry of Health
Peru	BD® Universal Viral Transport System	IVD	DIGEMID
Saudi Arabia	BD® Universal Viral Transport System	IVD	SFDA
Singapore	BD® Universal Viral Transport System	IVD	HSA
South Africa	BD® Universal Viral Transport System	IVD	SAHPRA
Taiwan	BD® Universal Viral Transport System	IVD	TFDA
Thailand	BD® Universal Viral Transport System	Medical Device	FDA
Turkey	BD® Universal Viral Transport System	IVD	TITCK
Ukraine	BD® Universal Viral Transport System	IVD	SMDC
UK	BD® Universal Viral Transport System	RUO	MHRA
Vietnam	BD® Universal Viral Transport System	IVD	IMDA
Argentina	BD Kiestra™	IVD	ANMAT
Australia	BD Kiestra™	Medical Device	TGA
Brazil	BD Kiestra™	IVD	ANVISA

Country	Product	Clearance / Classification Type	Regulatory Agency
Canada	BD Kiestra™	IVD	Health Canada
China	BD Kiestra™	IVD	NMPA
Colombia	BD Kiestra™	IVD	INVIMA
EU	BD Kiestra™	IVD, RUO	EU Notified Body - (BSI, TUV, etc)
Israel	BD Kiestra™	IVD	Ministry of Health
Japan	BD Kiestra™	Medical Device, IVD	PMDA
Kazakhstan	BD Kiestra™	Medical Device, IVD	Ministry of Health
Saudi Arabia	BD Kiestra™	IVD	SFDA
Singapore	BD Kiestra™	IVD	HSA
South Africa	BD Kiestra™	RUO	SAHPRA
South Korea	BD Kiestra™	IVD	MFDS
Switzerland	BD Kiestra™	IVD, RUO	Swissmedic
Thailand	BD Kiestra™	IVD	FDA
Taiwan	BD Kiestra™	IVD	TFDA
Turkey	BD Kiestra™	IVD	TITCK
UK	BD Kiestra™	IVD, RUO	MHRA
Ukraine	BD Kiestra™	IVD	SMDC
Algeria	BD BBL™ Plated Media,	IVD	Ministry of Health
Argentina	BD BBL™ Plated Media,	IVD	ANMAT
Australia	BD BBL™ Plated Media,	IVD	TGA
Belarus	BD BBL™ Plated Media,	IVD	Ministry of Health
Botswana	BD BBL™ Plated Media,	IVD	BoMRA
Brazil	BD BBL™ Plated Media,	IVD	ANVISA
Cambodia	BD BBL™ Plated Media,	IVD	Ministry of Health
Canada	BD BBL™ Plated Media,	IVD	Health Canada
China	BD BBL™ Plated Media,	IVD	NMPA
Colombia	BD BBL™ Plated Media,	IVD	INVIMA
Costa Rica	BD BBL™ Plated Media,	IVD	Ministry of Health
Ecuador	BD BBL™ Plated Media,	RUO, IVD	ARCSA
El Salvador	BD BBL™ Plated Media,	Medical Device, IVD	DNM
EU	BD BBL™ Plated Media,	RUO, IVD	EU Notified Body - (BSI, TUV, etc)
Guatemala	BD BBL™ Plated Media,	Medical Device, IVD	DRCPFA
Honduras	BD BBL™ Plated Media,	IVD	DGRS
India	BD BBL™ Plated Media,	Medical Device, IVD	CDSCO
Indonesia	BD BBL™ Plated Media,	IVD	Ministry of Health
Israel	BD BBL™ Plated Media,	IVD	Ministry of Health
Japan	BD BBL™ Plated Media,	IVD	PMDA
Kazakhstan	BD BBL™ Plated Media,	Medical Device	Ministry of Health
Kenya	BD BBL™ Plated Media,	IVD	PPB
South Korea	BD BBL™ Plated Media,	IVD	MFDS
Malaysia	BD BBL™ Plated Media,	Medical Device. IVD	MDA
Mexico	BD BBL™ Plated Media,	IVD	COFEPRIS
Morocco	BD BBL™ Plated Media,	IVD	DPM
Myanmar	BD BBL™ Plated Media,	Medical Device, IVD	FDA
Nicaragua	BD BBL™ Plated Media,	RUO	Ministry of Health
Panama	BD BBL™ Plated Media,	IVD	Ministry of Health
Paraguay	BD BBL™ Plated Media,	IVD	MSPBS
Peru	BD BBL™ Plated Media,	RUO, IVD	DIGEMID
Philippines	BD BBL™ Plated Media,	IVD	FDA

Country	Product	Clearance / Classification Type	Regulatory Agency
Russia	BD BBL™ Plated Media,	IVD	Roszdravnadzor
Saudi Arabia	BD BBL™ Plated Media,	IVD	SFDA
Singapore	BD BBL™ Plated Media,	Medical Device, IVD	HSA
South Africa	BD BBL™ Plated Media,	IVD	SAHPRA
Switzerland	BD BBL™ Plated Media,	IVD	Swissmedic
Taiwan	BD BBL™ Plated Media,	IVD	TFDA
Thailand	BD BBL™ Plated Media,	IVD	FDA
Turkey	BD BBL™ Plated Media,	IVD	TITCK
Ukraine	BD BBL™ Plated Media,	IVD	SMDC
UAE	BD BBL™ Plated Media,	IVD	Ministry of Health
UK	BD BBL™ Plated Media,	RUO, IVD	MHRA
Uruguay	BD BBL™ Plated Media,	Medical Device, IVD	MSP
Vietnam	BD BBL™ Plated Media,	RUO, IVD	IMDA
Canada	BD BBL™ IC-XT Sterile Plated Media,	IVD	Health Canada
Israel	BD BBL™ IC-XT Sterile Plated Media,	IVD	Ministry of Health
Australia	BD COR™ System,	IVD	TGA
Canada	BD COR™ System,	Medical Device	Health Canada
Colombia	BD COR™ System,	IVD	INVIMA
EU	BD COR™ System,	IVD	EU Notified Body - (BSI, TUV, etc)
Indonesia	BD COR™ System,	IVD	Ministry of Health
Israel	BD COR™ System,	RUO, IVD	Ministry of Health
Japan	BD COR™ System,	Medical Device	PMDA
South Africa	BD COR™ System,	IVD	SAHPRA
Switzerland	BD COR™ System,	IVD	Swissmedic
UK	BD COR™ System,	IVD	MHRA
Algeria	BD MAX™ System,	IVD	Ministry of Health
Argentina	BD MAX™ System,	IVD	ANMAT
Australia	BD MAX™ System,	IVD	TGA
Botswana	BD MAX™ System,	IVD	BoMRA
Brazil	BD MAX™ System,	IVD	ANVISA
Canada	BD MAX™ System,	Medical Device, IVD	Health Canada
China	BD MAX™ System,	IVD	NMPA
Colombia	BD MAX™ System,	Medical Device, IVD	INVIMA
Costa Rica	BD MAX™ System,	IVD	Ministry of Health
Ecuador	BD MAX™ System,	Medical Device, IVD	ARCSA
El Salvador	BD MAX™ System,	Medical Device, IVD	DNM
EU	BD MAX™ System,	RUO, Medical Device, IVD	EU Notified Body - (BSI, TUV, etc)
Guatemala	BD MAX™ System,	Medical Device, IVD	DRCPFA
India	BD MAX™ System,	RUO, IVD	CDSCO
Indonesia	BD MAX™ System,	IVD	Ministry of Health
Israel	BD MAX™ System,	Medical Device, IVD	Ministry of Health
Japan	BD MAX™ System,	IVD	PMDA
Kazakhstan	BD MAX™ System,	IVD	Ministry of Health
Kenya	BD MAX™ System,	IVD	PPB
South Korea	BD MAX™ System,	IVD	MFDS
Kuwait	BD MAX™ System,	RUO, IVD	Ministry of Health
Malaysia	BD MAX™ System,	Medical Device, IVD	MDA

Country	Product	Clearance / Classification Type	Regulatory Agency
Mexico	BD MAX™ System,	Medical Device, IVD	COFEPRIS
Morocco	BD MAX™ System,	Medical Device	DPM
Nicaragua	BD MAX™ System,	Medical Device, IVD	Ministry of Health
Panama	BD MAX™ System,	IVD	Ministry of Health
Peru	BD MAX™ System,	IVD	DIGEMID
Philippines	BD MAX™ System,	Medical Device, IVD	FDA
Russia	BD MAX™ System,	IVD	Roszdravnadzor
Saudi Arabia	BD MAX™ System,	IVD	SFDA
Singapore	BD MAX™ System,	RUO, Medical Device, IVD	HSA
South Africa	BD MAX™ System,	RUO	SAHPRA
Switzerland	BD MAX™ System,	IVD	Swissmedic
Taiwan	BD MAX™ System,	RUO, IVD	TFDA
Thailand	BD MAX™ System,	Medical Device, IVD	FDA
Turkey	BD MAX™ System,	IVD	TITCK
Ukraine	BD MAX™ System,	IVD	SMDC
UAE	BD MAX™ System,	IVD	Ministry of Health
UK	BD MAX™ System,	Medical Device, IVD	MHRA
Uruguay	BD MAX™ System,	IVD	MSP
Vietnam	BD MAX™ System,	RUO, IVD	IMDA
Australia	BD Women’s Health and Cancer (Totalys)	IVD	TGA
Belarus	BD Women’s Health and Cancer (Totalys)	IVD	Ministry of Health
Brazil	BD Women’s Health and Cancer (Totalys)	IVD	ANVISA
Canada	BD Women’s Health and Cancer (Totalys)	Medical Device	Health Canada
Colombia	BD Women’s Health and Cancer (Totalys)	RUO, Medical Device	INVIMA
Costa Rica	BD Women’s Health and Cancer (Totalys)	IVD	Ministry of Health
Ecuador	BD Women’s Health and Cancer (Totalys)	IVD	ARCSA
El Salvador	BD Women’s Health and Cancer (Totalys)	IVD	DNM
EU	BD Women’s Health and Cancer (Totalys)	RUO, IVD	EU Notified Body - (BSI, TUV, etc)
Guatemala	BD Women’s Health and Cancer (Totalys)	IVD	DRCPFA
Honduras	BD Women’s Health and Cancer (Totalys)	IVD	DGRS
India	BD Women’s Health and Cancer (Totalys)	IVD	CDSCO
Israel	BD Women’s Health and Cancer (Totalys)	RUO, IVD	Ministry of Health
Japan	BD Women’s Health and Cancer (Totalys)	RUO	PMDA
Kazakhstan	BD Women’s Health and Cancer (Totalys)	IVD	Ministry of Health

Country	Product	Clearance / Classification Type	Regulatory Agency
Malaysia	BD Women’s Health and Cancer (Totalys)	IVD	MDA
Mexico	BD Women’s Health and Cancer (Totalys)	Medical Device	COFEPRIS
Morocco	BD Women’s Health and Cancer (Totalys)	IVD	DPM
Nicaragua	BD Women’s Health and Cancer (Totalys)	IVD	Ministry of Health
Panama	BD Women’s Health and Cancer (Totalys)	IVD	Ministry of Health
Peru	BD Women’s Health and Cancer (Totalys)	General Purpose Reagent	DIGEMID
Russia	BD Women’s Health and Cancer (Totalys)	IVD	Roszdravnadzor
Saudi Arabia	BD Women’s Health and Cancer (Totalys)	IVD	SFDA
Singapore	BD Women’s Health and Cancer (Totalys)	IVD	HSA
South Africa	BD Women’s Health and Cancer (Totalys)	IVD	SAHPRA
Switzerland	BD Women’s Health and Cancer (Totalys)	IVD	Swissmedic
Taiwan	BD Women’s Health and Cancer (Totalys)	IVD	TFDA
Tanzania	BD Women’s Health and Cancer (Totalys)	IVD	FDA
Thailand	BD Women’s Health and Cancer (Totalys)	IVD	FDA
Turkey	BD Women’s Health and Cancer (Totalys)	IVD	TITCK
Ukraine	BD Women’s Health and Cancer (Totalys)	IVD	SMDC
UAE	BD Women’s Health and Cancer (Totalys)	Medical Device	Ministry of Health
UK	BD Women’s Health and Cancer (Totalys)	IVD	MHRA
Vietnam	BD Women’s Health and Cancer (Totalys)	IVD	IMDA
Argentina	BD® Bruker MALDI Biotyper™,	IVD	ANMAT
Australia	BD® Bruker MALDI Biotyper™,	IVD	TGA
Bolivia	BD® Bruker MALDI Biotyper™,	IVD	AGEMED
Brazil	BD® Bruker MALDI Biotyper™,	IVD	ANVISA
Canada	BD® Bruker MALDI Biotyper™,	RUO	Health Canada
Colombia	BD® Bruker MALDI Biotyper™,	RUO, Medical Device, IVD	INVIMA

Country	Product	Clearance / Classification Type	Regulatory Agency
Costa Rica	BD® Bruker MALDI Biotyper™,	IVD	Ministry of Health
Ecuador	BD® Bruker MALDI Biotyper™,	Medical Device, IVD	ARCSA
El Salvador	BD® Bruker MALDI Biotyper™,	Medical Device, IVD	DNM
Guatemala	BD® Bruker MALDI Biotyper™,	Medical Device, IVD	DRCPFA
Honduras	BD® Bruker MALDI Biotyper™,	IVD	DGRS
Indonesia	BD® Bruker MALDI Biotyper™,	IVD	Ministry of Health
Israel	BD® Bruker MALDI Biotyper™,	RUO	Ministry of Health
Japan	BD® Bruker MALDI Biotyper™,	Medical Device	PMDA
Kenya	BD® Bruker MALDI Biotyper™,	IVD	PPB
South Korea	BD® Bruker MALDI Biotyper™,	IVD	MFDS
Mexico	BD® Bruker MALDI Biotyper™,	Medical Device, IVD	COFEPRIS
Morocco	BD® Bruker MALDI Biotyper™,	IVD	DPM
Nicaragua	BD® Bruker MALDI Biotyper™,	IVD	Ministry of Health
Panama	BD® Bruker MALDI Biotyper™,	IVD	Ministry of Health
Paraguay	BD® Bruker MALDI Biotyper™,	IVD	MSPBS
Peru	BD® Bruker MALDI Biotyper™,	RUO, Medical Device, IVD	DIGEMID
South Africa	BD® Bruker MALDI Biotyper™,	IVD	SAHPRA
Thailand	BD® Bruker MALDI Biotyper™,	IVD	FDA
Turkey	BD® Bruker MALDI Biotyper™,	IVD	TITCK
UAE	BD® Bruker MALDI Biotyper™,	IVD	Ministry of Health
UK	BD® Bruker MALDI Biotyper™,	IVD	MHRA
Uruguay	BD® Bruker MALDI Biotyper™,	IVD	MSP
Vietnam	BD® Bruker MALDI Biotyper™,	IVD	IMDA
Algeria	BD® BACTEC™ Blood Culture System,	Medical Device, IVD	Ministry of Health
Argentina	BD® BACTEC™ Blood Culture System,	IVD	ANMAT

Country	Product	Clearance / Classification Type	Regulatory Agency
Australia	BD® BACTEC™ Blood Culture System,	IVD	TGA
Belarus	BD® BACTEC™ Blood Culture System,	IVD	Ministry of Health
Bolivia	BD® BACTEC™ Blood Culture System,	IVD	AGEMED
Botswana	BD® BACTEC™ Blood Culture System,	IVD	BoMRA
Brazil	BD® BACTEC™ Blood Culture System,	IVD	ANVISA
Cambodia	BD® BACTEC™ Blood Culture System,	IVD	Ministry of Health
Canada	BD® BACTEC™ Blood Culture System,	Medical Device	Health Canada
China	BD® BACTEC™ Blood Culture System,	Medical Device, IVD	NMPA
Colombia	BD® BACTEC™ Blood Culture System,	Medical Device, IVD	INVIMA
Costa Rica	BD® BACTEC™ Blood Culture System,	Medical Device, IVD	Ministry of Health
Ecuador	BD® BACTEC™ Blood Culture System,	Medical Device, IVD	ARCSA
El Salvador	BD® BACTEC™ Blood Culture System,	IVD	DNM
EU	BD® BACTEC™ Blood Culture System,	IVD	EU Notified Body - (BSI, TUV, etc)
Guatemala	BD® BACTEC™ Blood Culture System,	Medical Device, IVD	DRCPFA
Honduras	BD® BACTEC™ Blood Culture System,	Medical Device, IVD	DGRS
India	BD® BACTEC™ Blood Culture System,	IVD	CDSCO
Indonesia	BD® BACTEC™ Blood Culture System,	IVD	Ministry of Health
Iran	BD® BACTEC™ Blood Culture System,	IVD	Ministry of Health
Japan	BD® BACTEC™ Blood Culture System,	RUO, Medical Device, IVD	PMDA
Kazakhstan	BD® BACTEC™ Blood Culture System,	IVD	Ministry of Health
Kenya	BD® BACTEC™ Blood Culture System,	IVD	PPB
South Korea	BD® BACTEC™ Blood Culture System,	IVD	MFDS
Kuwait	BD® BACTEC™ Blood Culture System,	IVD	Ministry of Health
Malaysia	BD® BACTEC™ Blood Culture System,	IVD	MDA
Mexico	BD® BACTEC™ Blood Culture System,	Medical Device, IVD	COFEPRIS

Country	Product	Clearance / Classification Type	Regulatory Agency
Morocco	BD® BACTEC™ Blood Culture System,	IVD	DPM
Myanmar	BD® BACTEC™ Blood Culture System,	Medical Device, IVD	FDA
Nicaragua	BD® BACTEC™ Blood Culture System,	Medical Device, IVD	Ministry of Health
Panama	BD® BACTEC™ Blood Culture System,	Medical Device, IVD	Ministry of Health
Paraguay	BD® BACTEC™ Blood Culture System,	IVD	MSPBS
Peru	BD® BACTEC™ Blood Culture System,	Medical Device, IVD	DIGEMID
Philippines	BD® BACTEC™ Blood Culture System,	IVD	FDA
Russia	BD® BACTEC™ Blood Culture System,	IVD	Roszdravnadzor
Saudi Arabia	BD® BACTEC™ Blood Culture System,	IVD	SFDA
Singapore	BD® BACTEC™ Blood Culture System,	IVD	HSA
South Africa	BD® BACTEC™ Blood Culture System,	IVD	SAHPRA
Switzerland	BD® BACTEC™ Blood Culture System,	IVD	Swissmedic
Taiwan	BD® BACTEC™ Blood Culture System,	IVD	TFDA
Tanzania	BD® BACTEC™ Blood Culture System,	IVD	FDA
Thailand	BD® BACTEC™ Blood Culture System,	IVD	FDA
Turkey	BD® BACTEC™ Blood Culture System,	IVD	TITCK
Ukraine	BD® BACTEC™ Blood Culture System,	IVD	SMDC
UAE	BD® BACTEC™ Blood Culture System,	IVD	Ministry of Health
UK	BD® BACTEC™ Blood Culture System,	IVD	MHRA
Uruguay	BD® BACTEC™ Blood Culture System,	IVD	MSP
Uzbekistan	BD® BACTEC™ Blood Culture System,	IVD	Ministry of Health
Venezuela	BD® BACTEC™ Blood Culture System,	Medical Device, IVD	SACS
Vietnam	BD® BACTEC™ Blood Culture System,	IVD	IMDA
Argentina	BD Onclarity™ HPV Assay	IVD	ANMAT
Australia	BD Onclarity™ HPV Assay	IVD	TGA
Brazil	BD Onclarity™ HPV Assay	IVD	ANVISA
Canada	BD Onclarity™ HPV Assay	IVD	Health Canada
China	BD Onclarity™ HPV Assay	IVD	NMPA

Country	Product	Clearance / Classification Type	Regulatory Agency
Colombia	BD Onclarity™ HPV Assay	IVD	INVIMA
Costa Rica	BD Onclarity™ HPV Assay	IVD	Ministry of Health
Ecuador	BD Onclarity™ HPV Assay	IVD	ARCSA
El Salvador	BD Onclarity™ HPV Assay	IVD	DNM
EU	BD Onclarity™ HPV Assay	IVD	EU Notified Body - (BSI, TUV, etc)
Guatemala	BD Onclarity™ HPV Assay	IVD	DRCPFA
India	BD Onclarity™ HPV Assay	IVD	CDSCO
Indonesia	BD Onclarity™ HPV Assay	IVD	Ministry of Health
Israel	BD Onclarity™ HPV Assay	IVD	Ministry of Health
Japan	BD Onclarity™ HPV Assay	IVD	PMDA
Kazakhstan	BD Onclarity™ HPV Assay	IVD	Ministry of Health
Kenya	BD Onclarity™ HPV Assay	IVD	PPB
South Korea	BD Onclarity™ HPV Assay	IVD	MFDS
Malaysia	BD Onclarity™ HPV Assay	IVD	MDA
Mexico	BD Onclarity™ HPV Assay	IVD	COFEPRIS
Panama	BD Onclarity™ HPV Assay	IVD	Ministry of Health
Peru	BD Onclarity™ HPV Assay	IVD	DIGEMID
Russia	BD Onclarity™ HPV Assay	IVD	Roszdravnadzor
Saudi Arabia	BD Onclarity™ HPV Assay	IVD	SFDA
Singapore	BD Onclarity™ HPV Assay	IVD	HSA
South Africa	BD Onclarity™ HPV Assay	IVD	SAHPRA
Switzerland	BD Onclarity™ HPV Assay	IVD	Swissmedic
Taiwan	BD Onclarity™ HPV Assay	IVD	TFDA
Thailand	BD Onclarity™ HPV Assay	IVD	FDA
Turkey	BD Onclarity™ HPV Assay	IVD	TITCK
Ukraine	BD Onclarity™ HPV Assay	IVD	SMDC
UAE	BD Onclarity™ HPV Assay	IVD	Ministry of Health
UK	BD Onclarity™ HPV Assay	IVD	MHRA
Vietnam	BD Onclarity™ HPV Assay	IVD	IMDA
Argentina	BD Viper™ System,	IVD	ANMAT
Australia	BD Viper™ System,	IVD	TGA
Botswana	BD Viper™ System,	IVD	BoMRA
Brazil	BD Viper™ System,	IVD	ANVISA
Canada	BD Viper™ System,	Medical Device, IVD	Health Canada
China	BD Viper™ System,	Medical Device, IVD	NMPA
Colombia	BD Viper™ System,	Medical Device, IVD	INVIMA
Costa Rica	BD Viper™ System,	IVD	Ministry of Health
Ecuador	BD Viper™ System,	Medical Device, IVD	ARCSA
El Salvador	BD Viper™ System,	RUO, IVD	DNM
EU	BD Viper™ System,	IVD	EU Notified Body - (BSI, TUV, etc)
Guatemala	BD Viper™ System,	RUO, IVD	DRCPFA
India	BD Viper™ System,	IVD	CDSCO
Indonesia	BD Viper™ System,	IVD	Ministry of Health
Israel	BD Viper™ System,	LUO	Ministry of Health
Japan	BD Viper™ System,	RUO, Medical Device, IVD	PMDA
Kazakhstan	BD Viper™ System,	IVD	Ministry of Health
Kenya	BD Viper™ System,	IVD	PPB
South Korea	BD Viper™ System,	IVD	MFDS

Country	Product	Clearance / Classification Type	Regulatory Agency
Malaysia	BD Viper™ System,	IVD	MDA
Mexico	BD Viper™ System,	Medical Device, IVD	COFEPRIS
Panama	BD Viper™ System,	RUO, IVD	Ministry of Health
Peru	BD Viper™ System,	Medical Device, IVD	DIGEMID
Philippines	BD Viper™ System,	IVD	FDA
Russia	BD Viper™ System,	IVD	Roszdravnadzor
Saudi Arabia	BD Viper™ System,	IVD	SFDA
Singapore	BD Viper™ System,	IVD	HSA
South Africa	BD Viper™ System,	IVD	SAHPRA
Switzerland	BD Viper™ System,	IVD	Swissmedic
Taiwan	BD Viper™ System,	IVD	TFDA
Thailand	BD Viper™ System,	IVD	FDA
Turkey	BD Viper™ System,	IVD	TITCK
Ukraine	BD Viper™ System,	IVD	SMDC
UAE	BD Viper™ System,	IVD	Ministry of Health
UK	BD Viper™ System,	IVD	MHRA
Uzbekistan	BD Viper™ System,	IVD	Ministry of Health
Vietnam	BD Viper™ System,	IVD	IMDA
Argentina	BD®Veritor™ Plus System,	IVD	ANMAT
Australia	BD®Veritor™ Plus System,	IVD	TGA
Brazil	BD®Veritor™ Plus System,	IVD	ANVISA
Canada	BD®Veritor™ Plus System,	Medical Device	Health Canada
Colombia	BD®Veritor™ Plus System,	Medical Device	INVIMA
Costa Rica	BD®Veritor™ Plus System,	IVD	Ministry of Health
Ecuador	BD®Veritor™ Plus System,	IVD	ARCSA
El Salvador	BD®Veritor™ Plus System,	IVD	DNM
EU	BD®Veritor™ Plus System,	IVD	EU Notified Body - (BSI, TUV, etc)
Guatemala	BD®Veritor™ Plus System,	Other	DRCPFA
Honduras	BD®Veritor™ Plus System,	IVD	DGRS
India	BD®Veritor™ Plus System,	IVD	CDSCO
Indonesia	BD®Veritor™ Plus System,	IVD	Ministry of Health
Israel	BD®Veritor™ Plus System,	IVD	Ministry of Health
Japan	BD®Veritor™ Plus System,	Medical Device	PMDA
Kenya	BD®Veritor™ Plus System,	IVD	PPB
South Korea	BD®Veritor™ Plus System,	IVD	MFDS
Mexico	BD®Veritor™ Plus System,	Medical Device	COFEPRIS
Panama	BD®Veritor™ Plus System,	IVD	Ministry of Health
Peru	BD®Veritor™ Plus System,	Medical Device	DIGEMID
Saudi Arabia	BD®Veritor™ Plus System,	IVD	SFDA
Singapore	BD®Veritor™ Plus System,	IVD	HSA
Singapore	BD®Veritor™ Plus System,	Medical Device	HSA
South Africa	BD®Veritor™ Plus System,	IVD	SAHPRA
Switzerland	BD®Veritor™ Plus System,	IVD	Swissmedic
Thailand	BD®Veritor™ Plus System,	Medical Device, IVD	FDA
Turkey	BD®Veritor™ Plus System,	IVD	TITCK
Ukraine	BD®Veritor™ Plus System,	IVD	SMDC
UAE	BD®Veritor™ Plus System,	IVD	Ministry of Health
UK	BD®Veritor™ Plus System,	IVD	MHRA
Uruguay	BD®Veritor™ Plus System,	IVD	MSP
Vietnam	BD®Veritor™ Plus System,	IVD	IMDA

Country	Product	Clearance / Classification Type	Regulatory Agency
Algeria	BD Automated Identification and Antimicrobial Susceptibility Testing Solutions,	Medical Device, IVD	Ministry of Health
Argentina	BD Automated Identification and Antimicrobial Susceptibility Testing Solutions,	IVD	ANMAT
Australia	BD Automated Identification and Antimicrobial Susceptibility Testing Solutions,	IVD	TGA
Belarus	BD Automated Identification and Antimicrobial Susceptibility Testing Solutions,	IVD	Ministry of Health
Bolivia	BD Automated Identification and Antimicrobial Susceptibility Testing Solutions,	IVD	AGEMED
Botswana	BD Automated Identification and Antimicrobial Susceptibility Testing Solutions,	IVD	BoMRA
Brazil	BD Automated Identification and Antimicrobial Susceptibility Testing Solutions,	IVD	ANVISA
Cambodia	BD Automated Identification and Antimicrobial Susceptibility Testing Solutions,	IVD	Ministry of Health
Canada	BD Automated Identification and Antimicrobial Susceptibility Testing Solutions,	Medical Device, IVD	Health Canada
China	BD Automated Identification and Antimicrobial Susceptibility Testing Solutions,	Medical Device, IVD	NMPA
Colombia	BD Automated Identification and Antimicrobial Susceptibility Testing Solutions,	RUO, Medical Device, IVD	INVIMA
Costa Rica	BD Automated Identification and Antimicrobial Susceptibility Testing Solutions,	Medical Device, IVD	Ministry of Health
Ecuador	BD Automated Identification and Antimicrobial Susceptibility Testing Solutions,	Medical Device, IVD	ARCSA

Country	Product	Clearance / Classification Type	Regulatory Agency
El Salvador	BD Automated Identification and Antimicrobial Susceptibility Testing Solutions,	Medical Device, IVD	DNM
EU	BD Automated Identification and Antimicrobial Susceptibility Testing Solutions,	IVD	EU Notified Body - (BSI, TUV, etc)
Guatemala	BD Automated Identification and Antimicrobial Susceptibility Testing Solutions,	Medical Device, IVD	DRCPFA
Honduras	BD Automated Identification and Antimicrobial Susceptibility Testing Solutions,	Medical Device, IVD	DGRS
India	BD Automated Identification and Antimicrobial Susceptibility Testing Solutions,	IVD	CDSCO
Indonesia	BD Automated Identification and Antimicrobial Susceptibility Testing Solutions,	IVD	Ministry of Health
Iran	BD Automated Identification and Antimicrobial Susceptibility Testing Solutions,	IVD	Ministry of Health
Israel	BD Automated Identification and Antimicrobial Susceptibility Testing Solutions,	RUO, IVD	Ministry of Health
Japan	BD Automated Identification and Antimicrobial Susceptibility Testing Solutions,	RUO, Medical Device, IVD	PMDA
Kazakhstan	BD Automated Identification and Antimicrobial Susceptibility Testing Solutions,	IVD	Ministry of Health
Kenya	BD Automated Identification and Antimicrobial Susceptibility Testing Solutions,	IVD	PPB
South Korea	BD Automated Identification and Antimicrobial Susceptibility Testing Solutions,	IVD	MFDS
Malaysia	BD Automated Identification and Antimicrobial Susceptibility Testing Solutions,	IVD	MDA

Country	Product	Clearance / Classification Type	Regulatory Agency
Mexico	BD Automated Identification and Antimicrobial Susceptibility Testing Solutions,	Medical Device, IVD	COFEPRIS
Morocco	BD Automated Identification and Antimicrobial Susceptibility Testing Solutions,	IVD	DPM
Myanmar	BD Automated Identification and Antimicrobial Susceptibility Testing Solutions,	IVD	FDA
Myanmar	BD Automated Identification and Antimicrobial Susceptibility Testing Solutions,	Medical Device	FDA
Nicaragua	BD Automated Identification and Antimicrobial Susceptibility Testing Solutions,	Medical Device, IVD	Ministry of Health
Panama	BD Automated Identification and Antimicrobial Susceptibility Testing Solutions,	IVD	Ministry of Health
Paraguay	BD Automated Identification and Antimicrobial Susceptibility Testing Solutions,	IVD	MSPBS
Peru	BD Automated Identification and Antimicrobial Susceptibility Testing Solutions,	RUO, Medical Device, IVD	DIGEMID
Philippines	BD Automated Identification and Antimicrobial Susceptibility Testing Solutions,	IVD	FDA
Russia	BD Automated Identification and Antimicrobial Susceptibility Testing Solutions,	IVD	Roszdravnadzor
Saudi Arabia	BD Automated Identification and Antimicrobial Susceptibility Testing Solutions,	IVD	SFDA
Singapore	BD Automated Identification and Antimicrobial Susceptibility Testing Solutions,	IVD	HSA
South Africa	BD Automated Identification and Antimicrobial Susceptibility Testing Solutions,	IVD	SAHPRA

Country	Product	Clearance / Classification Type	Regulatory Agency
Sudan	BD Automated Identification and Antimicrobial Susceptibility Testing Solutions,	IVD	NMPA
Switzerland	BD Automated Identification and Antimicrobial Susceptibility Testing Solutions,	IVD	Swissmedic
Taiwan	BD Automated Identification and Antimicrobial Susceptibility Testing Solutions,	IVD	TFDA
Thailand	BD Automated Identification and Antimicrobial Susceptibility Testing Solutions,	IVD	FDA
Turkey	BD Automated Identification and Antimicrobial Susceptibility Testing Solutions,	IVD	TITCK
Ukraine	BD Automated Identification and Antimicrobial Susceptibility Testing Solutions,	IVD	SMDC
UAE	BD Automated Identification and Antimicrobial Susceptibility Testing Solutions,	IVD	Ministry of Health
UK	BD Automated Identification and Antimicrobial Susceptibility Testing Solutions,	IVD	MHRA
Uruguay	BD Automated Identification and Antimicrobial Susceptibility Testing Solutions,	IVD	MSP
Uzbekistan	BD Automated Identification and Antimicrobial Susceptibility Testing Solutions,	IVD	Ministry of Health
Vietnam	BD Automated Identification and Antimicrobial Susceptibility Testing Solutions,	IVD	IMDA
Australia	BD EpiCenter™ System,	IVD	TGA
Belarus	BD EpiCenter™ System,	IVD	Ministry of Health
Botswana	BD EpiCenter™ System,	IVD	BoMRA
Brazil	BD EpiCenter™ System,	Medical Device	ANVISA
Canada	BD EpiCenter™ System,	Medical Device	Health Canada
Colombia	BD EpiCenter™ System,	Medical Device	INVIMA

Country	Product	Clearance / Classification Type	Regulatory Agency
EU	BD EpiCenter™ System,	IVD	EU Notified Body - (BSI, TUV, etc)
India	BD EpiCenter™ System,	IVD	CDSCO
Israel	BD EpiCenter™ System,	RUO, IVD	Ministry of Health
Kenya	BD EpiCenter™ System,	IVD	PPB
Malaysia	BD EpiCenter™ System,	IVD	MDA
Mexico	BD EpiCenter™ System,	IVD	COFEPRIS
Philippines	BD EpiCenter™ System,	IVD	FDA
Singapore	BD EpiCenter™ System,	IVD	HSA
Thailand	BD EpiCenter™ System,	IVD	FDA
Turkey	BD EpiCenter™ System,	IVD	TITCK
Ukraine	BD EpiCenter™ System,	IVD	SMDC
UK	BD EpiCenter™ System,	IVD	MHRA
Uzbekistan	BD EpiCenter™ System,	IVD	Ministry of Health
Australia	BD Synapsys™ Solution and BD® CellView™ Image Technology.	IVD	TGA
EU	BD Synapsys™ Solution and BD® CellView™ Image Technology.	IVD	EU Notified Body - (BSI, TUV, etc)
Israel	BD Synapsys™ Solution and BD® CellView™ Image Technology.	RUO	Ministry of Health
Kazakhstan	BD Synapsys™ Solution and BD® CellView™ Image Technology.	IVD	Ministry of Health
Kenya	BD Synapsys™ Solution and BD® CellView™ Image Technology.	IVD	PPB
Malaysia	BD Synapsys™ Solution and BD® CellView™ Image Technology.	IVD	MDA
Singapore	BD Synapsys™ Solution and BD® CellView™ Image Technology.	IVD	HSA
South Africa	BD Synapsys™ Solution and BD® CellView™ Image Technology.	IVD	SAHPRA
Switzerland	BD Synapsys™ Solution and BD® CellView™ Image Technology.	IVD	Swissmedic
Thailand	BD Synapsys™ Solution and BD® CellView™ Image Technology.	IVD	FDA
Global	BD FACSDiscover S8 Cell Sorter	RUO	NA
Global	BD FACSAria Fusion Flow Cytometer	RUO	NA
Global	BD FACSAria III Cell Sorter	RUO	NA
Global	BD FACSDiscover A8 Cell Analyzer	RUO	NA

Country	Product	Clearance / Classification Type	Regulatory Agency
Global	BD FACSymphony A1 Cell Analyzer	RUO	NA
Global	BD FACSymphony™ A5 SE Cell Analyzer	RUO	NA
Global	BD LSRFortessa X-20 Cell Analyzer	RUO	NA
Algeria	BD FACSLyric™ Clinical Flow Cytometry System	IVD	Ministry of Health
Argentina	BD FACSLyric™ Clinical Flow Cytometry System	IVD	ANMAT
Australia	BD FACSLyric™ Clinical Flow Cytometry System	IVD	TGA
Botswana	BD FACSLyric™ Clinical Flow Cytometry System	IVD	BoMRA
Brazil	BD FACSLyric™ Clinical Flow Cytometry System	IVD	ANVISA
Canada	BD FACSLyric™ Clinical Flow Cytometry System	IVD	Health Canada
China	BD FACSLyric™ Clinical Flow Cytometry System	Medical Device, IVD	NMPA
Colombia	BD FACSLyric™ Clinical Flow Cytometry System	Medical Device, IVD	INVIMA
Costa Rica	BD FACSLyric™ Clinical Flow Cytometry System	Medical Device, IVD	Ministry of Health
Ecuador	BD FACSLyric™ Clinical Flow Cytometry System	Medical Device, IVD	ARCSA
El Salvador	BD FACSLyric™ Clinical Flow Cytometry System	Medical Device, IVD	DNM
EU	BD FACSLyric™ Clinical Flow Cytometry System	IVD	EU Notified Body - (BSI, TUV, etc)
Guatemala	BD FACSLyric™ Clinical Flow Cytometry System	IVD	DRCPFA
Honduras	BD FACSLyric™ Clinical Flow Cytometry System	IVD	DGRS
India	BD FACSLyric™ Clinical Flow Cytometry System	IVD	CDSCO
Indonesia	BD FACSLyric™ Clinical Flow Cytometry System	IVD	Ministry of Health
Iran	BD FACSLyric™ Clinical Flow Cytometry System	IVD	Ministry of Health
Israel	BD FACSLyric™ Clinical Flow Cytometry System	IVD	Ministry of Health
Japan	BD FACSLyric™ Clinical Flow Cytometry System	Medical Device	PMDA
Kazakhstan	BD FACSLyric™ Clinical Flow Cytometry System	IVD	Ministry of Health
Kenya	BD FACSLyric™ Clinical Flow Cytometry System	IVD	PPB
South Korea	BD FACSLyric™ Clinical Flow Cytometry System	IVD	MFDS

Country	Product	Clearance / Classification Type	Regulatory Agency
Malaysia	BD FACSLyric™ Clinical Flow Cytometry System	IVD	MDA
Mexico	BD FACSLyric™ Clinical Flow Cytometry System	Medical Device	COFEPRIS
Morocco	BD FACSLyric™ Clinical Flow Cytometry System	IVD	DPM
Myanmar	BD FACSLyric™ Clinical Flow Cytometry System	Medical Device, IVD	FDA
Nicaragua	BD FACSLyric™ Clinical Flow Cytometry System	IVD	Ministry of Health
Panama	BD FACSLyric™ Clinical Flow Cytometry System	IVD	Ministry of Health
Paraguay	BD FACSLyric™ Clinical Flow Cytometry System	IVD	MSPBS
Peru	BD FACSLyric™ Clinical Flow Cytometry System	Medical Device	DIGEMID
Philippines	BD FACSLyric™ Clinical Flow Cytometry System	IVD	FDA
Russia	BD FACSLyric™ Clinical Flow Cytometry System	IVD	Roszdravnadzor
Saudi Arabia	BD FACSLyric™ Clinical Flow Cytometry System	IVD	SFDA
Singapore	BD FACSLyric™ Clinical Flow Cytometry System	IVD	HSA
South Africa	BD FACSLyric™ Clinical Flow Cytometry System	IVD	SAHPRA
Sri Lanka	BD FACSLyric™ Clinical Flow Cytometry System	IVD	NMRA
Sudan	BD FACSLyric™ Clinical Flow Cytometry System	IVD	NMPA
Switzerland	BD FACSLyric™ Clinical Flow Cytometry System	IVD	Swissmedic
Taiwan	BD FACSLyric™ Clinical Flow Cytometry System	IVD	TFDA
Tanzania	BD FACSLyric™ Clinical Flow Cytometry System	IVD	FDA
Thailand	BD FACSLyric™ Clinical Flow Cytometry System	IVD	FDA
Turkey	BD FACSLyric™ Clinical Flow Cytometry System	IVD	TITCK
Ukraine	BD FACSLyric™ Clinical Flow Cytometry System	IVD	SMDC
UAE	BD FACSLyric™ Clinical Flow Cytometry System	IVD	Ministry of Health
UK	BD FACSLyric™ Clinical Flow Cytometry System	IVD	MHRA
Uruguay	BD FACSLyric™ Clinical Flow Cytometry System	IVD	MSP
Uzbekistan	BD FACSLyric™ Clinical Flow Cytometry System	IVD	Ministry of Health

Country	Product	Clearance / Classification Type	Regulatory Agency
Vietnam	BD FACSLyric™ Clinical Flow Cytometry System	IVD	IMDA
Global	Ultraviolet conjugates	RUO	NA
Global	Violet Conjugates	RUO	NA
Global	BD Horizon RealYellow	RUO	NA
Global	BD Horizon RealBlue	RUO	NA
Global	BD OptiBuild On-Demand Reagents	RUO	NA
Algeria	IVDR Complaint Portfolio of Reagents	IVD	Ministry of Health
Argentina	IVDR Complaint Portfolio of Reagents	IVD	ANMAT
Australia	IVDR Complaint Portfolio of Reagents	IVD	TGA
Botswana	IVDR Complaint Portfolio of Reagents	IVD	BoMRA
Brazil	IVDR Complaint Portfolio of Reagents	IVD	ANVISA
Canada	IVDR Complaint Portfolio of Reagents	IVD	Health Canada
China	IVDR Complaint Portfolio of Reagents	IVD	NMPA
Colombia	IVDR Complaint Portfolio of Reagents	IVD	INVIMA
Costa Rica	IVDR Complaint Portfolio of Reagents	IVD	Ministry of Health
Ecuador	IVDR Complaint Portfolio of Reagents	IVD	ARCSA
El Salvador	IVDR Complaint Portfolio of Reagents	IVD	DNM
Ethiopia	IVDR Complaint Portfolio of Reagents	IVD	FDA
EU	IVDR Complaint Portfolio of Reagents	IVD	EU Notified Body - (BSI, TUV, etc)
Guatemala	IVDR Complaint Portfolio of Reagents	IVD	DRCPFA
Honduras	IVDR Complaint Portfolio of Reagents	IVD	DGRS
India	IVDR Complaint Portfolio of Reagents	IVD	CDSCO
Indonesia	IVDR Complaint Portfolio of Reagents	IVD	Ministry of Health
Iran	IVDR Complaint Portfolio of Reagents	IVD	Ministry of Health
Israel	IVDR Complaint Portfolio of Reagents	IVD	Ministry of Health
Japan	IVDR Complaint Portfolio of Reagents	IVD	PMDA
Kazakhstan	IVDR Complaint Portfolio of Reagents	IVD	Ministry of Health

Country	Product	Clearance / Classification Type	Regulatory Agency
Kenya	IVDR Complaint Portfolio of Reagents	IVD	PPB
South Korea	IVDR Complaint Portfolio of Reagents	IVD	MFDS
Kuwait	IVDR Complaint Portfolio of Reagents	IVD	Ministry of Health
Malaysia	IVDR Complaint Portfolio of Reagents	IVD	MDA
Mexico	IVDR Complaint Portfolio of Reagents	Medical Device, IVD	COFEPRIS
Morocco	IVDR Complaint Portfolio of Reagents	IVD	DPM
Myanmar	IVDR Complaint Portfolio of Reagents	IVD	FDA
Nicaragua	IVDR Complaint Portfolio of Reagents	Medical Device, IVD	Ministry of Health
Panama	IVDR Complaint Portfolio of Reagents	IVD	Ministry of Health
Paraguay	IVDR Complaint Portfolio of Reagents	IVD	MSPBS
Peru	IVDR Complaint Portfolio of Reagents	RUO, IVD	DIGEMID
Philippines	IVDR Complaint Portfolio of Reagents	IVD	FDA
Russia	IVDR Complaint Portfolio of Reagents	IVD	Roszdravnadzor
Saudi Arabia	IVDR Complaint Portfolio of Reagents	IVD	SFDA
Singapore	IVDR Complaint Portfolio of Reagents	IVD	HSA
South Africa	IVDR Complaint Portfolio of Reagents	IVD	SAHPRA
Sri Lanka	IVDR Complaint Portfolio of Reagents	IVD	NMRA
Sudan	IVDR Complaint Portfolio of Reagents	IVD	NMPA
Taiwan	IVDR Complaint Portfolio of Reagents	IVD	TFDA
Tanzania	IVDR Complaint Portfolio of Reagents	IVD	FDA
Thailand	IVDR Complaint Portfolio of Reagents	IVD	FDA
Turkey	IVDR Complaint Portfolio of Reagents	IVD	TITCK
Ukraine	IVDR Complaint Portfolio of Reagents	IVD	SMDC
UAE	IVDR Complaint Portfolio of Reagents	IVD	Ministry of Health
UK	IVDR Complaint Portfolio of Reagents	IVD	MHRA

Country	Product	Clearance / Classification Type	Regulatory Agency
Uruguay	IVDR Complaint Portfolio of Reagents	IVD	MSP
Uzbekistan	IVDR Complaint Portfolio of Reagents	IVD	Ministry of Health
Venezuela	IVDR Complaint Portfolio of Reagents	RUO, IVD	SACS
Vietnam	IVDR Complaint Portfolio of Reagents	IVD	IMDA
Algeria	IVDR compliant BD Single Color Reagent Portfolio	IVD	Ministry of Health
Argentina	IVDR compliant BD Single Color Reagent Portfolio	IVD	ANMAT
Australia	IVDR compliant BD Single Color Reagent Portfolio	IVD	TGA
Belarus	IVDR compliant BD Single Color Reagent Portfolio	IVD	Ministry of Health
Bolivia	IVDR compliant BD Single Color Reagent Portfolio	IVD	AGEMED
Canada	IVDR compliant BD Single Color Reagent Portfolio	IVD	Health Canada
China	IVDR compliant BD Single Color Reagent Portfolio	IVD	NMPA
Colombia	IVDR compliant BD Single Color Reagent Portfolio	IVD	INVIMA
Costa Rica	IVDR compliant BD Single Color Reagent Portfolio	IVD	Ministry of Health
Ecuador	IVDR compliant BD Single Color Reagent Portfolio	IVD	ARCSA
El Salvador	IVDR compliant BD Single Color Reagent Portfolio	IVD	DNM
Ethiopia	IVDR compliant BD Single Color Reagent Portfolio	IVD	FDA
EU	IVDR compliant BD Single Color Reagent Portfolio	IVD	EU Notified Body - (BSI, TUV, etc)
Guatemala	IVDR compliant BD Single Color Reagent Portfolio	IVD	DRCPFA
Honduras	IVDR compliant BD Single Color Reagent Portfolio	IVD	DGRS
India	IVDR compliant BD Single Color Reagent Portfolio	IVD	CDSCO
Indonesia	IVDR compliant BD Single Color Reagent Portfolio	IVD	Ministry of Health
Iran	IVDR compliant BD Single Color Reagent Portfolio	IVD	Ministry of Health
Israel	IVDR compliant BD Single Color Reagent Portfolio	IVD	Ministry of Health
Japan	IVDR compliant BD Single Color Reagent Portfolio	IVD	PMDA
Kazakhstan	IVDR compliant BD Single Color Reagent Portfolio	IVD	Ministry of Health

Country	Product	Clearance / Classification Type	Regulatory Agency
Kenya	IVDR compliant BD Single Color Reagent Portfolio	IVD	PPB
South Korea	IVDR compliant BD Single Color Reagent Portfolio	IVD	MFDS
Kuwait	IVDR compliant BD Single Color Reagent Portfolio	IVD	Ministry of Health
Malaysia	IVDR compliant BD Single Color Reagent Portfolio	IVD	MDA
Mexico	IVDR compliant BD Single Color Reagent Portfolio	Medical Device, IVD	COFEPRIS
Morocco	IVDR compliant BD Single Color Reagent Portfolio	IVD	DPM
Myanmar	IVDR compliant BD Single Color Reagent Portfolio	Medical Device, IVD	FDA
Panama	IVDR compliant BD Single Color Reagent Portfolio	IVD	Ministry of Health
Paraguay	IVDR compliant BD Single Color Reagent Portfolio	IVD	MSPBS
Peru	IVDR compliant BD Single Color Reagent Portfolio	RUO, IVD	DIGEMID
Philippines	IVDR compliant BD Single Color Reagent Portfolio	IVD	FDA
Russia	IVDR compliant BD Single Color Reagent Portfolio	IVD	Roszdravnadzor
Saudi Arabia	IVDR compliant BD Single Color Reagent Portfolio	IVD	SFDA
Singapore	IVDR compliant BD Single Color Reagent Portfolio	IVD	HSA
South Africa	IVDR compliant BD Single Color Reagent Portfolio	IVD	SAHPRA
Sri Lanka	IVDR compliant BD Single Color Reagent Portfolio	IVD	NMRA
Sudan	IVDR compliant BD Single Color Reagent Portfolio	IVD	NMPA
Taiwan	IVDR compliant BD Single Color Reagent Portfolio	IVD	TFDA
Thailand	IVDR compliant BD Single Color Reagent Portfolio	IVD	FDA
Turkey	IVDR compliant BD Single Color Reagent Portfolio	IVD	TITCK
Ukraine	IVDR compliant BD Single Color Reagent Portfolio	IVD	SMDC
UAE	IVDR compliant BD Single Color Reagent Portfolio	IVD	Ministry of Health
UK	IVDR compliant BD Single Color Reagent Portfolio	IVD	MHRA
Uruguay	IVDR compliant BD Single Color Reagent Portfolio	IVD	MSP
Uzbekistan	IVDR compliant BD Single Color Reagent Portfolio	IVD	Ministry of Health

Country	Product	Clearance / Classification Type	Regulatory Agency
Venezuela	IVDR compliant BD Single Color Reagent Portfolio	IVD	SACS
Vietnam	IVDR compliant BD Single Color Reagent Portfolio	IVD	IMDA
Global	BD RUO/GMP Reagents	RUO	NA
Algeria	Multitest 6-color TBNK	IVD	Ministry of Health
Argentina	Multitest 6-color TBNK	IVD	ANMAT
Australia	Multitest 6-color TBNK	IVD	TGA
Belarus	Multitest 6-color TBNK	IVD	Ministry of Health
Bolivia	Multitest 6-color TBNK	IVD	AGEMED
Brazil	Multitest 6-color TBNK	IVD	ANVISA
Canada	Multitest 6-color TBNK	IVD	Health Canada
China	Multitest 6-color TBNK	IVD	NMPA
Colombia	Multitest 6-color TBNK	IVD	INVIMA
Costa Rica	Multitest 6-color TBNK	IVD	Ministry of Health
Ecuador	Multitest 6-color TBNK	IVD	ARCSA
El Salvador	Multitest 6-color TBNK	IVD	DNM
Ethiopia	Multitest 6-color TBNK	IVD	FDA
EU	Multitest 6-color TBNK	IVD	EU Notified Body - (BSI, TUV, etc)
Guatemala	Multitest 6-color TBNK	IVD	DRCPFA
India	Multitest 6-color TBNK	IVD	CDSCO
Indonesia	Multitest 6-color TBNK	IVD	Ministry of Health
Israel	Multitest 6-color TBNK	IVD	Ministry of Health
Japan	Multitest 6-color TBNK	IVD	PMDA
Kazakhstan	Multitest 6-color TBNK	IVD	Ministry of Health
Kenya	Multitest 6-color TBNK	IVD	PPB
South Korea	Multitest 6-color TBNK	IVD	MFDS
Kuwait	Multitest 6-color TBNK	IVD	Ministry of Health
Malaysia	Multitest 6-color TBNK	IVD	MDA
Mexico	Multitest 6-color TBNK	Medical Device, IVD	COFEPRIS
Morocco	Multitest 6-color TBNK	IVD	DPM
Myanmar	Multitest 6-color TBNK	Medical Device, IVD	FDA
Nicaragua	Multitest 6-color TBNK	Medical Device, IVD	Ministry of Health
Panama	Multitest 6-color TBNK	Medical Device, IVD	Ministry of Health
Paraguay	Multitest 6-color TBNK	IVD	MSPBS
Peru	Multitest 6-color TBNK	RUO, IVD	DIGEMID
Philippines	Multitest 6-color TBNK	IVD	FDA
Russia	Multitest 6-color TBNK	IVD	Roszdravnadzor
Saudi Arabia	Multitest 6-color TBNK	IVD	SFDA
Singapore	Multitest 6-color TBNK	IVD	HSA
South Africa	Multitest 6-color TBNK	IVD	SAHPRA
Sri Lanka	Multitest 6-color TBNK	IVD	NMRA
Taiwan	Multitest 6-color TBNK	IVD	TFDA
Thailand	Multitest 6-color TBNK	IVD	FDA
Turkey	Multitest 6-color TBNK	IVD	TITCK
Ukraine	Multitest 6-color TBNK	IVD	SMDC
UK	Multitest 6-color TBNK	IVD	MHRA
Uruguay	Multitest 6-color TBNK	IVD	MSP
Uzbekistan	Multitest 6-color TBNK	IVD	Ministry of Health
Vietnam	Multitest 6-color TBNK	IVD	IMDA

Country	Product	Clearance / Classification Type	Regulatory Agency
Algeria	IVDR Compliant BD OneFlow Solution	IVD	Ministry of Health
Argentina	IVDR Compliant BD OneFlow Solution	IVD	ANMAT
Australia	IVDR Compliant BD OneFlow Solution	IVD	TGA
Belarus	IVDR Compliant BD OneFlow Solution	IVD	Ministry of Health
Bolivia	IVDR Compliant BD OneFlow Solution	IVD	AGEMED
Brazil	IVDR Compliant BD OneFlow Solution	IVD	ANVISA
Colombia	IVDR Compliant BD OneFlow Solution	Medical Device, IVD	INVIMA
Costa Rica	IVDR Compliant BD OneFlow Solution	Medical Device, IVD	Ministry of Health
Ecuador	IVDR Compliant BD OneFlow Solution	Medical Device, IVD	ARCSA
El Salvador	IVDR Compliant BD OneFlow Solution	Medical Device, IVD	DNM
EU	IVDR Compliant BD OneFlow Solution	IVD	EU Notified Body - (BSI, TUV, etc)
Guatemala	IVDR Compliant BD OneFlow Solution	IVD	DRCPFA
Honduras	IVDR Compliant BD OneFlow Solution	Medical Device, IVD	DGRS
India	IVDR Compliant BD OneFlow Solution	IVD	CDSCO
Indonesia	IVDR Compliant BD OneFlow Solution	IVD	Ministry of Health
Israel	IVDR Compliant BD OneFlow Solution	IVD	Ministry of Health
Kazakhstan	IVDR Compliant BD OneFlow Solution	IVD	Ministry of Health
Kenya	IVDR Compliant BD OneFlow Solution	IVD	PPB
South Korea	IVDR Compliant BD OneFlow Solution	IVD	MFDS
Kuwait	IVDR Compliant BD OneFlow Solution	IVD	Ministry of Health
Malaysia	IVDR Compliant BD OneFlow Solution	IVD	MDA
Mexico	IVDR Compliant BD OneFlow Solution	Medical Device, IVD	COFEPRIS
Morocco	IVDR Compliant BD OneFlow Solution	IVD	DPM
Myanmar	IVDR Compliant BD OneFlow Solution	IVD	FDA
Nicaragua	IVDR Compliant BD OneFlow Solution	IVD	Ministry of Health

Country	Product	Clearance / Classification Type	Regulatory Agency
Panama	IVDR Compliant BD OneFlow Solution	IVD	Ministry of Health
Paraguay	IVDR Compliant BD OneFlow Solution	IVD	MSPBS
Peru	IVDR Compliant BD OneFlow Solution	RUO, IVD	DIGEMID
Philippines	IVDR Compliant BD OneFlow Solution	IVD	FDA
Saudi Arabia	IVDR Compliant BD OneFlow Solution	IVD	SFDA
Singapore	IVDR Compliant BD OneFlow Solution	IVD	HSA
South Africa	IVDR Compliant BD OneFlow Solution	IVD	SAHPRA
Sri Lanka	IVDR Compliant BD OneFlow Solution	IVD	NMRA
Taiwan	IVDR Compliant BD OneFlow Solution	IVD	TFDA
Thailand	IVDR Compliant BD OneFlow Solution	IVD	FDA
Turkey	IVDR Compliant BD OneFlow Solution	IVD	TITCK
Ukraine	IVDR Compliant BD OneFlow Solution	IVD	SMDC
UK	IVDR Compliant BD OneFlow Solution	IVD	MHRA
Uruguay	IVDR Compliant BD OneFlow Solution	IVD	MSP
Venezuela	IVDR Compliant BD OneFlow Solution	IVD	SACS
Vietnam	IVDR Compliant BD OneFlow Solution	IVD	IMDA
Global	BD CellView Image Technology	RUO	NA
Global	FlowJo analysis software	RUO	NA
Global	BD FACSDiva	See BD FACSMelody, FACSDiscover S8, and FACSDiscover A8	NA
Global	BD FACSChorus	RUO	NA

The BDS Business maintains establishment registrations, product listings and quality system certifications or approvals where required.

U.S. medical device and IVD regulation. The BDS Business’s FDA-regulated products are generally classified as Class I, II or III devices based on risk, with Class II devices typically requiring premarket notification (510(k)) to demonstrate substantial equivalence to a predicate device. Certain higher-risk IVDs and instrument systems may require premarket approval (“PMA”), supported by clinical data and non-clinical data, comprehensive risk analysis, proposed labeling, and evidence of compliance with Quality System Regulations (“QSR”), as well as adherence to postmarket reporting and surveillance requirements. The FDA also regulates labeling, advertising and promotion (including restrictions on off-label promotion and claims), device modifications that may trigger new submissions, and the manufacture of devices under the QSR. The BDS Business’s device establishments are subject to periodic FDA inspections for compliance with QSR, complaint handling, corrective and preventive actions, and other requirements. The BDS Business complies with device listing and registration, unique device identification (“UDI”), Medical Device Reporting (MDR) for adverse events and malfunctions, and corrections and removals (recalls) reporting. The BDS Business also complies with import/export requirements, including applicable customs regulations, product classification, and documentation obligations, radiation-emitting product requirements as applicable, and cybersecurity expectations for connected devices and software.

Certain of the BDS Business’s instruments and reagents are marketed for research use only with RUO labeling and are not intended for diagnostic use. The BDS Business’s clinical laboratory partners may develop and validate laboratory developed tests (“LDTs”) using the BDS Business’s RUO products; however, RUO products may not be marketed, labeled or promoted for clinical diagnostic use. In addition, clinical laboratories performing testing using the BDS Business’s IVDs are subject to the Clinical Laboratory Improvement Amendments of 1988 (“CLIA”) and state laboratory laws; while the BDS Business does not typically operate clinical laboratories, its IVD products must be suitable for use in CLIA-certified settings and may be labeled for use in CLIA-moderate or CLIA-high complexity environments.

International regulation of medical devices and IVDs. In the European Union, the BDS Business’s IVD assays are transitioning to or are already certified under the EU IVDR, which imposes risk-based classification, performance evaluation (including scientific validity, analytical and clinical performance), quality management system requirements, unique device identification, post-market surveillance and vigilance. Certain instruments and accessories are regulated under the EU MDR. The BDS Business also complies with applicable national transpositions and implementing acts. In the United Kingdom, the BDS Business complies with the UK Medical Devices Regulations and UKCA marking requirements, including relevant transitional provisions. In Canada, the BDS Business’s products are licensed under the Medical Devices Regulations administered by Health Canada, with Class II–IV licenses, quality system (ISO 13485) requirements, and post-market obligations. In China, the NMPA regulates medical devices and IVDs with classification-based registration, type testing, local agent requirements, and post-market surveillance. In Japan, the PMD Act imposes pre-market certification or approval, Good Quality Practice, and post-market vigilance. Other jurisdictions in which the BDS Business operates impose similar classification, authorization and quality requirements, along with local language, labeling, and vigilance obligations.

Other healthcare and commercial regulations. The BDS Business’s U.S. healthcare activities are subject to federal and state fraud and abuse laws, including the federal Anti-Kickback Statute, the federal False Claims Act, the Physician Payments Sunshine Act and state analogues governing interactions with healthcare professionals and reporting of transfers of value. The BDS Business is also subject to anti-bribery and anti-corruption laws, including the U.S. Foreign Corrupt Practices Act and similar laws in other jurisdictions, and to economic sanctions and export control laws and regulations that limit or require authorization for certain exports, reexports, or transfers, including with respect to specific high-parameter flow cytometers and related technology. The BDS Business maintains policies, training and controls designed to promote compliance with these laws.

Privacy, data protection and cybersecurity. The BDS Business processes personal data in connection with its products and services and are subject to global privacy and data protection laws, including the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) and where applicable, state privacy laws in the United States, the EU General Data Protection Regulation (“GDPR”), the Personal Information Protection Law (“PIPL”) in China, and comparable laws in other jurisdictions. The BDS Business collects, processes, and stores personal data in accordance with applicable data protection laws, providing notice and obtaining consent when required. The BDS Business implements technical and organizational measures intended to safeguard personal data, and is subject to breach notification obligations, data subject rights requests, and cross-border data transfer requirements. The BDS Business’s connected devices and software are also subject to cybersecurity expectations and guidance from regulators, and the BDS Business maintains programs intended to address these risks.

Export controls. Certain advanced biotechnology and life sciences instruments, software and technology, including some flow cytometry platforms, are currently subject to U.S. export controls administered by the Department of Commerce. Expanding trade controls relating to biotechnology equipment and services may affect the BDS Business’s ability to export and serve certain markets and may require enhanced due diligence and contractual controls.

Environmental, health and safety. Environmental laws, particularly with respect to climate change and the emission of greenhouse gases, are also becoming more stringent throughout the world, which may increase BDS Business costs of operations or necessitate closures of, or changes to, BDS Business manufacturing plants or processes or those of its suppliers, or result in liability to the BDS Business. The BDS Business is subject to extensive regulation by the FDA pursuant to the Federal Food, Drug and Cosmetic Act, by comparable agencies in foreign countries, and by other regulatory agencies and governing bodies, including those governing the use, storage and disposal of hazardous materials, waste, chemicals and biological agents; product stewardship regimes such as RoHS, REACH and WEEE. The enactment of additional laws or governmental policies or changes in existing laws or policies may increase compliance costs or otherwise adversely impact the BDS Business operations.

Compliance and enforcement risks. Violations of the laws described above can result in civil or criminal penalties, injunctions, product seizures or recalls, operating restrictions, exclusion from government healthcare programs, debarment, delays in approvals, reputational harm and other sanctions. Regulatory frameworks evolve over time; the enactment of additional laws, issuance of new guidance, or changes in enforcement priorities or interpretations—such as changes relating to the regulation of LDTs, software as a medical device, cybersecurity, or export controls—could increase compliance costs, delay product introductions, limit indications for use, or otherwise adversely affect the BDS Business operations.

Properties

As of October 1, 2025, the BDS Business had 15 primary manufacturing facilities. These manufacturing facilities are set forth below by geographic region:

Geographic Region	Owned Facilities	Leased Facilities
Americas	9	2
Rest of world	3	1

SpinCo believes its properties are suitable for its operations and provide sufficient capacity for its current and future anticipated needs.

Legal Proceedings

In the normal course of business, the BDS Business is subject from time to time to claims and litigation, including intellectual property disputes, commercial and contract disputes, employment matters, product liability and product defect claims, and other matters. The BDS Business operates in multiple jurisdictions and, as a result, claims in one jurisdiction may lead to claims or regulatory penalties in other jurisdictions. In its opinion, pending legal matters are not expected to have a material adverse impact on its results of operations, financial condition, liquidity or cash flows.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE BDS BUSINESS

The following discussion and analysis should be read in conjunction with the other sections of this proxy statement/prospectus, including “Risk Factors,” “Cautionary Statement Concerning Forward-Looking Statements,” “Unaudited Pro Forma Condensed Combined Financial Information” and the historical combined financial statements of the BDS Business included elsewhere in this proxy statement/prospectus. This discussion contains a number of forward-looking statements, all of which are based on its current expectations and could be affected by the uncertainties and other factors described throughout this proxy statement/prospectus and particularly in the sections entitled “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.”

References in this section to the “BDS Business” and “the business” refer to the BDS Business as defined in the historical combined financial statements of the BDS Business included in this proxy statement/prospectus.

All amounts discussed are in millions of U.S. dollars, unless otherwise indicated. Unless otherwise stated, all references to “2025,” “2024” and “2023” in this section refer to BD’s fiscal years ended September 30, 2025, 2024 and 2023, respectively.

Overview of the BDS Business

The BDS Business is a global life sciences business engaged in the development, manufacturing and sale of instruments and reagent systems to detect a broad range of infectious diseases, healthcare-associated infections, and cancers. The BDS Business’s organizational structure is based upon two principal business segments, Biosciences and Diagnostic Solutions. Biosciences is a leader in flow cytometry solutions for immunology and cancer research and related clinical diagnostics and has innovative single-cell multiomics tools. Diagnostic Solutions is a leader in microbiology and infectious disease diagnostics, including molecular diagnostics, cervical cancer screening, microbiology automation, and point-of-care offerings. Both businesses have strong leadership teams with excellent commercial, manufacturing, engineering, and R&D expertise, and are dedicated to bringing the next generation of breakthrough innovations to researchers, clinicians, and patients.

The BDS Business’s products are manufactured and sold worldwide. Its products are marketed in the United States and internationally through independent distribution channels and directly to end-users by BD and independent sales representatives. The BDS Business organizes its operations outside the United States as follows: EMEA (which includes Europe, the Middle East and Africa); Greater Asia (which includes countries in Greater China, Japan, South Asia, Southeast Asia, Korea, and Australia and New Zealand); and Other, which is comprised of Latin America (which includes Mexico and South America) and Canada. The BDS Business continues to pursue growth opportunities in emerging markets, which include the following geographic regions: Eastern Europe, the Middle East and Africa (collectively referred to below as “EMA”), as well as Latin America and certain countries within Greater Asia.

Proposed Reverse Morris Trust Transaction

On July 14, 2025, Waters and BD announced a plan to combine the BDS Business with Waters. In order to effect the Separation, the Distribution and the Merger, Waters, Merger Sub, BD and SpinCo entered into the Merger Agreement and Waters, BD and the BDS Business entered into the Separation Agreement. These agreements, which are described in greater detail in this proxy statement/prospectus, provide for (1) the separation of the BDS Business from BD’s other businesses and the subsequent transfer of the BDS Business into SpinCo and its subsidiaries, (2) a cash distribution to BD equal to $4 billion, subject to adjustment for cash, working capital, and indebtedness of SpinCo and subject to decrease if additional shares of Waters Common Stock will be issued to the former holders of SpinCo, (3) the delivery to BD shareholders of all of the issued and outstanding shares of

SpinCo Common Stock held by BD by way of a pro rata distribution, and (4) the merger of SpinCo with Merger Sub, with SpinCo continuing as the surviving corporation of the Merger and becoming a wholly owned subsidiary of Waters.

In order to preserve the tax-free nature of the Distribution for U.S. federal income tax purposes, the Merger Agreement generally provides that the Exchange Ratio (designed, prior to any adjustment, to result in the outstanding shares of Waters Common Stock, immediately following the Merger, being owned approximately 39.2% by the former holders of SpinCo Common Stock and approximately 60.8% by the Waters shareholders immediately prior to the Merger) will be adjusted and increased if necessary to ensure that, immediately following the Closing, former holders of SpinCo Common Stock (including the Overlap Shareholders) own, for U.S. federal income tax purposes, at least the Threshold Percentage of the outstanding shares of Waters Common Stock.

If the Exchange Ratio would result in the percentage of issued and outstanding shares of Waters Common Stock to be received in the Merger by former holders of SpinCo Common Stock (other than Overlap Shareholders), together with the share ownership percentage represented by the aggregate Overlap Shares for all Overlap Shareholders, being less than the Threshold Percentage of all shares of Waters Common Stock outstanding immediately following the consummation of the Merger, then the Exchange Ratio will be increased to result in the percentage of shares of Waters Common Stock to be received by the former holders of SpinCo Common Stock (including the Overlap Shareholders) being equal to the Threshold Percentage.

Basis of Presentation of Financial Information

The accompanying historical combined financial statements of the BDS Business included in this proxy statement/prospectus were derived from the consolidated financial statements and accounting records of BD. These combined financial statements reflect the combined historical results of operations, financial position and cash flows of the BDS Business of BD as they were historically managed and adjusted in conformity with U.S. GAAP on a stand-alone basis. Therefore, this historical combined financial information may not be indicative of the BDS Business’s future performance and does not necessarily reflect what the BDS Business’s combined results of operations, financial condition and cash flows would have been had the BDS Business operated as a separate, stand-alone company during the periods presented.

The historical combined financial statements of the BDS Business include certain assets and liabilities specifically attributable to the BDS Business. BD employs a centralized approach to cash management and the financing of its operations. For all periods presented, cash and equivalents, and liabilities legally held by the BDS Business were included in the combined balance sheets. BD’s debt and related interest expense have not been attributed to the BDS Business for any of the periods presented. These arrangements are not reflective of the manner in which the BDS Business would have financed operations as a stand-alone company separate from BD during the periods presented. Cash pooling, related interest and intercompany arrangements are excluded from the asset and liability balances in the combined balance sheets. These amounts have instead been reported as Net parent investment on the combined balance sheets.

Additionally, BD provides certain services, such as legal, accounting, information technology, human resources, and other infrastructure support to the BDS Business. The cost of these services has been included in the BDS Business combined financial statements through allocations based upon a proportion of revenue or headcount. BD considers these allocations to be reflective of the benefits received by the BDS Business during the periods presented in the historical combined financial statements of the BDS Business, as required by and in conformity with U.S. GAAP. While these allocations include an apportionment of BD’s corporate and public company costs, such allocated costs may not be indicative or necessary if the BDS Business operated as a part of another existing public company nor are they necessarily representative of the costs that may be incurred in the future, following the completion of the Transactions. Actual costs that would have been incurred if the BDS Business had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure.

Percentages presented are calculated from the underlying amounts. References to years throughout this discussion relate to the fiscal years, which end on September 30.

Relationship with BD

Following the completion of the Transactions, certain functions previously provided by BD to the BDS Business will either continue to be delivered to the BDS Business under the Transition Services Agreement or the other Transaction Documents or will be assumed by Waters, either through internal resources or third-party service providers. Additionally, under the Contract Manufacturing Agreements, BD will manufacture certain products for the BDS Business and its subsidiaries following the Distribution.

Concurrent with the consummation of the Transactions, SpinCo will enter into other agreements with BD relating to the Transactions and various interim and ongoing relationships among Waters, SpinCo and BD. See the section entitled “Additional Agreements Related to the Separation, the Distribution and the Merger.”

Key Trends Affecting Results of Operations

The BDS Business’s operations, supply chain, suppliers and customers are exposed to various global macroeconomic factors and other risks which the BDS Business continually evaluates to assess their potential impact to the BDS Business’s operations and financial results.

The BDS Business has been experiencing, and may continue to experience, some adverse impact to its results of operations due to reductions or delays in academic and governmental research funding which has caused customers for certain of its instruments to delay or forgo purchases of these products. The deterioration of healthcare systems’ budgets could also reduce the demand for capital purchases.

Additionally, the BDS Business has experienced, and may continue to experience, temporary shortages in supply of certain materials or components that are used in its products. The stable flow of global transport is critical to its operations and as such, events affecting the flow of logistics around the globe may adversely impact the BDS Business supply chain and distribution channels. In late fiscal year 2024, the BDS Business experienced a supply disruption of blood culture vials used in the production of BD BACTEC™ bottle products, which negatively impacted the financial performance of the BDS Business and its microbiology platform in particular. In response to the shortage, BD conducted risk assessments to mitigate future disruptions, strategically directed investments to increase capacity, continued to seek additional sourcing and manufacturing solutions for increased resiliency, and improved upon its communications channels. In mid fiscal year 2025, BD announced a full recovery of BD BACTEC™ blood culture media globally and a restoration of all media formulations to optimal inventory levels. Despite the improved outlook, the BDS Business may be adversely impacted should another supply shortage occur in the future. In general, major disruptions in the sourcing, manufacturing and distribution of its products could adversely impact its results of operations. Also, tariffs, sanctions or other trade barriers imposed by the United States, or against the United States from countries in which the BDS Business does business, could adversely impact the BDS Business’s supply chain costs, results of operations and the BDS Business’s financial condition. Based upon the latest published tariffs that are currently in effect, the BDS Business expects tariffs to adversely impact the BDS Business’s operating expense for fiscal year 2026 and potentially beyond, primarily relating to any products (or components) imported from countries across the BDS Business’s global supply chain which have no exemption opportunities. The BDS Business continues to monitor international trade policy-related developments to assess their potential impacts to the BDS Business’s operations. The ultimate impact of any existing or new tariffs or other changes in international trade policies is subject to a number of factors including, but not limited to, the duration of such tariffs, changes in tariff rates, the amount, scope and nature of the tariffs, any countermeasures that target countries may take, or any mitigating actions that may become available. While sourcing optimization and tariff exemptions for qualifying products are key aspects of the BDS Business’s mitigation strategy, the timing of such or the ultimate results the BDS Business will realize from these efforts are uncertain as the political climate continues to develop. In addition, the BDS Business’s tariff mitigation strategies may be challenged, rejected, or eliminated through legislation or other challenges, or may otherwise not be effective.

Geopolitical conditions may weaken the global economy and/or could result in additional inflationary pressures and supply chain constraints, including the unavailability and cost of energy. Certain international market dynamics, such as China’s volume-based procurement programs and the Chinese government’s focus to improve compliance of healthcare practitioners, could also adversely affect the BDS Business results of operations. Additionally, export bans on certain spectrometry and flow cytometry instruments implemented by the U.S. on China could impact the BDS Business’s operations while in effect.

The BDS Business continues to invest in research and development, geographic expansion and new product market programs to drive further revenue and profit growth. Its ability to sustain long-term growth will depend on several factors, including ability to expand its core business (including geographical expansion), develop innovative new products, and continue to improve operating efficiency and organizational effectiveness.

For additional information on trends that may impact the BDS Business, results of operations, financial condition and cash flows, see “Risk Factors.”

Summary of Financial Results

Worldwide revenues in 2025 of $3,296 million decreased 1.4% from the prior-year period. The decrease reflected the impacts detailed below.

Increase (decrease) in current-year revenues
Volume/other (a)	(2.0)%
Pricing	(0.1)%
Foreign currency impact (b)	0.7%

Decrease in revenues from the prior-year period	(1.4)%

(a)

Volume includes revenues attributable to products, services and licensing. The decline in volume was primarily driven by softer research instrument demand across all regions due to funding constraints and market dynamics, partially offset by higher licensing revenue and continued growth in the BDS Business’s MAX™ IVD, COR™, and FACSDiscover™ platforms.

(b)

Each reporting period, the BDS Business faces currency exposure that arises from translating the results of its worldwide operations to the U.S. dollar at exchange rates that fluctuate from the beginning of such period.

Results of Operations

Biosciences Segment

Overall, the Biosciences segment’s revenues and operating income were unfavorably impacted by market dynamics, including reductions and delays in research funding, as well as regulations that impacted the sales of certain products to China. These market dynamics were offset by strong sales of the recently launched FACSDiscover™ A8 Cell Analyzer. The segment also encountered increased costs due to tariff regulations imposed by the U.S. government. These increased costs were offset by productivity initiatives.

The following is a summary of revenue for the Biosciences segment:

				2025 vs. 2024			2024 vs. 2023
(Millions of dollars)	2025	2024	2023	Total Change	Estimated FX Impact	FXN Change (a)	Total Change	Estimated FX Impact	FXN Change (a)
Biosciences	$1,458	$1,512	$1,509	(3.6)%	0.4%	(4.0)%	0.2%	0.0%	0.2%

(a)

Foreign currency-neutral (“FXN”) information compares results between periods as if exchange rates had remained constant period-over-period. The BDS Business uses results on a foreign currency-neutral basis as one measure to evaluate its performance. The BDS Business calculates foreign currency-neutral percentages by converting its current-period local currency financial results using the prior-period foreign currency exchange rates and comparing these adjusted amounts to its current-period results. These results should be considered in addition to, not as a substitute for, results reported in accordance with U.S. GAAP. Results on a foreign currency-neutral basis, as presented here, may not be comparable to similarly titled measures used by other companies and are not measures of performance presented in accordance with U.S. GAAP. This explanation applies to all subsequent references to FXN.

2025 vs. 2024

The Biosciences segment’s revenues of $1,458 million in 2025 decreased by $54 million, or 3.6%, compared with revenues of $1,512 million in 2024, which primarily reflected continued market dynamics impacting sales of instruments due to research funding constraints and international regulations, partially offset by strong sales of the recently launched FACSDiscover™ A8 Cell Analyzer.

2024 vs. 2023

The Biosciences segment’s revenues of $1,512 million in 2024 increased by $3 million, or 0.2%, compared with revenues of $1,509 million in 2023, which primarily reflected strong demand for the Biosciences unit’s clinical reagents, partially offset by a decline in the segment’s sales of research instrumentation due to a decline in life science research funding, primarily in the United States and China, and less licensing revenues.

(Millions of dollars)	2025	2024	2023
Biosciences operating income	$510	$565	$537
Biosciences operating income as % of Biosciences revenues	35.0%	37.4%	35.6%

The Biosciences segment’s operating income as a percentage of revenues in 2025 and 2024, compared with the prior-year periods, reflected the following:

2025 vs. 2024

•

Lower gross profit margin in 2025 compared with 2024 primarily reflected lower revenue in the current year due to market dynamics impacting research funding, as well as an unfavorable impact from tariffs, partially offset by favorable foreign currency translation and the realization of productivity initiatives across new manufacturing locations.

•

Selling and administrative expense as a percentage of revenues in 2025 was higher compared with 2024, primarily reflecting the current period decline in revenues in combination with higher shipping costs and other selling and administrative expenses.

•

Research and development expense as a percentage of revenues in 2025 was higher compared with 2024, primarily due to lower revenues in 2025 in combination with costs associated with progression of certain initiatives.

2024 vs. 2023

•

Higher gross profit margin in 2024 compared with 2023 primarily reflected lower manufacturing costs resulting from continuous improvement projects and other productivity initiatives, partially offset by higher material and labor costs, as well as unfavorable foreign currency translation.

•	Selling and administrative expense as a percentage of revenues in 2024 was lower compared with 2023 primarily due to productivity initiatives.

•	Research and development expense as a percentage of revenues in 2024 was lower compared with 2023, primarily due to the timing of project spending and product launches.

Diagnostic Solutions Segment

The Diagnostic Solutions segment had fairly consistent revenue with increased operating margins. There were lower sales of point-of-care products, partially offset by continued double-digit growth in sales of MAX™ IVD. Operating margins improved as a result of productivity initiatives and efficiencies and improvements resulting from portfolio rationalization projects and contract manufacturer consolidations.

The following is a summary of revenue for the Diagnostic Solutions segment:

				2025 vs. 2024			2024 vs. 2023
(Millions of dollars)	2025	2024	2023	Total Change	Estimated FX Impact	FXN Change	Total Change	Estimated FX Impact	FXN Change
Diagnostic Solutions	$1,838	$1,848	$1,885	(0.5)%	0.3%	(0.8)%	(2.0)%	(0.1)%	(1.9)%

2025 vs. 2024

The Diagnostic Solutions segment’s revenues of $1,838 million in 2025 decreased by $10 million, or 0.5%, compared with revenues of $1,848 million in 2024. The decline was primarily driven by lower sales of BACTEC™ blood culture products, even as customer utilization continued to normalize following the resolution of a supply disruption, as well as by lower sales of point-of-care products. These declines were partially offset by continued growth in sales of MAX™ IVD.

2024 vs. 2023

The Diagnostic Solutions segment’s revenues of $1,848 million in 2024 decreased by $37 million, or 2.0%, compared with revenues of $1,885 million in 2023, which primarily reflected reduced demand for its respiratory illness diagnostic products as COVID-19 moves to an endemic stage, partially offset by strong sales in the Microbiology platform.

(Millions of dollars)	2025	2024	2023
Diagnostic Solutions operating income	$389	$360	$414
Diagnostic Solutions operating income as % of Diagnostic Solutions revenues	21.2%	19.5%	22.0%

The Diagnostic Solutions segment’s operating income as a percentage of revenues in 2025, compared with the prior-year period, reflected the following:

2025 vs. 2024

•

Higher gross profit margin in 2025 compared with 2024 primarily reflected lower manufacturing costs resulting from continuous improvement projects and other productivity initiatives, partially offset by an unfavorable impact from tariffs.

•	Selling and administrative expense as a percentage of revenues was higher in 2025 compared with 2024, which primarily reflected an increase in marketing and other professional-related expenses.

•	Research and development expense as a percentage of revenues was lower in 2025 compared with 2024, primarily reflecting the progression of current projects.

2024 vs. 2023

•

Lower gross profit margin in 2024 compared with 2023 primarily reflected a decline in sales of high-margin respiratory testing products, unfavorable foreign currency translation, as well as higher cost of raw materials and labor costs, which was partially offset by lower manufacturing costs resulting from continuous improvement projects and other productivity initiatives.

•	Selling and administrative expense as a percentage of revenue was higher in 2024 compared with 2023 which primarily reflected the decline in revenues as well as higher shipping costs.

•	Lower research and development expense as a percentage of revenues in 2024 compared with 2023 primarily reflected the progression of current projects.

Geographic Revenues

The following provides a summary of revenue by geography:

				2025 vs. 2024			2024 vs. 2023
(Millions of dollars)	2025	2024	2023	Total Change	Estimated FX Impact	FXN Change	Total Change	Estimated FX Impact	FXN Change
United States	$1,348	$1,361	$1,469	(1.0)%	—%	(1.0)%	(7.4)%	—%	(7.4)%
International	1,948	1,982	1,925	(1.7)%	1.0%	(2.7)%	3.0%	(0.1)%	3.1%

Revenues	$3,296	$3,343	$3,394	(1.4)%	0.7%	(2.1)%	(1.5)%	(0.5)%	(1.0)%

2025 vs. 2024

The decline in U.S. revenues in 2025 was primarily driven by lower sales of BACTEC™ blood culture products, even as customer utilization continues to normalize following the resolution of a supply disruption, partially offset by strong performance in Lab Automation, Biosciences licensing revenue and the continued traction of the recently launched FACSDiscover™ platform within the Biosciences segment.

The decline in international revenues in 2025 was driven by the continued research funding decreases affecting sales of the Biosciences segment’s flow cytometry instruments, as well as a decline in sales of clinical reagents as result of HIV product discontinuation, primarily in EMEA. The decline was partially offset by higher sales in the Diagnostic Solutions segment’s molecular portfolio, including MAX™ IVD and COR™ systems.

2024 vs. 2023

The decline in U.S. revenues in 2024 reflected lower sales of the Biosciences segment’s research instruments and reagents due to the constraints in U.S. research funding, as further discussed above. The decline in U.S. revenues in 2024 also reflected lower sales of the Diagnostic Solutions segment’s respiratory testing products, as further discussed above, and an unfavorable impact due to a supply disruption that has affected U.S. sales of the segment’s blood culture products. These unfavorable impacts to U.S. revenues were partially offset by strong growth in sales of the Biosciences segment’s clinical instruments and reagents.

International revenue growth in 2024 was driven by the Biosciences segment’s sales of clinical reagents and research instruments, as well as by the Diagnostic Solutions segment’s sales of microbiology products. International revenues in 2024 were unfavorably impacted by a $17 million accrual relating to the Italian government medical device pay back legislation, which substantially relates to years prior to 2024. Additional disclosures regarding this matter are provided in Note 6 to the historical combined financial statements of the BDS Business included elsewhere in this proxy statement/prospectus.

Specified Items

Reflected in the financial results for 2025, 2024 and 2023 were the following specified items:

(Millions of dollars)	2025	2024	2023
Integration, restructuring and transaction expense (a)	$5	$89	$55
Purchase accounting adjustments (b)	33	26	17
Product, litigation, and other items (c)	42	21	—
European regulatory initiative-related costs (d)	—	9	12

Total specified items	80	145	84
Less: tax impact of specified items	7	16	11

After-tax impact of specified items	$73	$129	$73

(a)	Represents amounts associated with restructuring and integration activities which are recorded in Integration, restructuring and transaction expense and are further discussed below.
(b)

Includes amortization and other adjustments related to the purchase accounting for acquisitions. The amortization expense is recorded in Cost of sales. The amortization in 2024 and 2023 is partially offset by amounts recorded in Selling and administrative expense related to the change in fair value of contingent consideration.

(c)

Includes certain items which are not part of ordinary operations and affect the comparability of the periods presented. Such items may include certain asset impairment charges, the impact of legislative rulings and fair market value adjustments. The amount in 2025 was primarily recorded to Research and development expense and included a $30 million impairment to the carrying value of acquired in-process research and development assets in the Diagnostic Solutions segment discussed below. The amount in 2024 was primarily recorded to Total net sales and Selling and administrative expense and included the accrual relating to the Italian government medical device pay-back legislation, which was recognized as a reduction to Total net sales as further discussed above.

(d)

Represents costs incurred to develop processes and systems to establish initial compliance with the European Union Medical Device Regulation, which represent a significant, unusual change to the existing regulatory framework. The BDS Business considers these costs to be duplicative of previously incurred costs and/or one-off costs, which are limited to a specific period of time. These expenses, which are recorded in Total cost of sales and Research and development expense, include the cost of labor, other services and consulting (in particular, research and development and clinical trials) and supplies, travel and other miscellaneous costs.

Gross Profit

The comparison of gross profits in 2025, 2024 and 2023 included the following:

(Millions of dollars)	2025	2024	2023	2025 vs. 2024	2024 vs. 2023
Gross profit	$1,630	$1,630	$1,698	$—	$(68)
% of revenues	49.5%	48.8%	50.0%

The favorable impact on gross margin from specified items in 2025 compared to 2024 was primarily driven by the absence of the $17 million accrual recorded to Net sales in 2024 relating to the Italian government medical device pay-back legislation, which negatively impacted gross margin in 2024, as discussed above.

Operating performance in 2025 primarily reflected lower manufacturing costs resulting from the BDS Business’s ongoing continuous improvement projects and other productivity initiatives, as well as favorable foreign currency translation impacts. These benefits were partially offset by higher costs associated with tariffs.

Lower operating performance in 2024 primarily reflected the decline in respiratory testing revenues, which yield higher gross margins, along with higher raw material and labor costs and unfavorable foreign currency translation impact, offset by lower manufacturing costs resulting from ongoing continuous improvement projects and other productivity initiatives, as well as a favorable impact from pricing.

Operating Expenses

Operating expenses in 2025, 2024 and 2023 were as follows:

(Millions of dollars)	2025	2024	2023	2025 vs. 2024	2024 vs. 2023
Selling and administrative expense	$865	$866	$849	$(1)	$17
% of revenues	26.2%	25.9%	25.0%
Research and development expense	$321	$306	$342	$15	$(36)
% of revenues	9.7%	9.2%	10.1%
Integration, restructuring and transaction expense	$5	$89	$55	$(84)	$34
Other operating income, net	$—	$(2)	$(5)

Selling and Administrative

Selling and administrative expense of $865 million in 2025 decreased by $1 million, or 0.1%, compared with $866 million in 2024. Selling and administrative expense as a percentage of revenues in 2025 was higher when compared with 2024, which primarily reflected lower revenues.

Selling and administrative expense of $866 million in 2024 increased by $17 million, or 2.0%, compared with $849 million in 2023. Selling and administrative expense as a percentage of revenues in 2024 was higher when compared with 2023, which primarily reflected lower revenues.

Research and Development

Research and development expense of $321 million in 2025 increased by $15 million, or 4.9%, compared with $306 million in 2024. Research and development expense as a percentage of revenues in 2025 was higher compared with 2024, driven by a $30 million write-down of certain assets in the Diagnostic Solutions segment, as described in Note 10 to the historical combined financial statements of the BDS Business included elsewhere in this proxy statement/prospectus. This impact was partially offset by lower research and development spending resulting from the timing and advancement of current projects.

Research and development expense of $306 million in 2024 decreased by $36 million, or 10.5%, compared with $342 million in 2023. Research and development expense as a percentage of revenues in 2024 was lower compared with 2023, which primarily reflected the timing and progression of current projects.

Integration, Restructuring and Transaction Expense

Integration, restructuring, and transaction expense declined significantly in 2025 compared with 2024 and 2023, reflecting the completion of major initiatives during 2024. In prior years, expenses primarily related to simplification and cost-saving initiatives focused on aligning organizational structures to current business needs, including portfolio rationalization projects, contract manufacturer consolidations, and a major real estate consolidation and relocation in California. With these projects largely concluded, related activity and associated costs were substantially lower in 2025.

Income Taxes

The income tax rates in 2025, 2024 and 2023 were as follows:

	2025	2024	2023
Effective income tax rate	16.4%	12.4%	8.6%

The BDS Business’s effective income tax rate was 16.4%, 12.4% and 8.6% in 2025, 2024 and 2023, respectively. The increase in the effective income tax rate in 2025 compared with 2024 is mainly driven by higher U.S. taxes on earnings from non-U.S. subsidiaries and the establishment of a valuation allowance on certain tax credit carryforwards generated during the current period. This was partially offset by tax benefits resulting from a shift in the geographical mix of earnings. The higher effective income tax rate in 2024 compared with 2023 was primarily driven by a favorable impact of a remeasurement of deferred tax assets and liabilities upon the approval of a tax incentive in 2023.

Foreign Exchange Risk

The BDS Business conducts business in multiple foreign currencies across regions including Europe, Greater Asia, Canada, and Latin America. As a result, it is exposed to foreign currency risk stemming from its international operations. These exposures primarily arise from intercompany transactions denominated in currencies other than the functional currency, particularly in non-hyperinflationary countries. BD primarily manages this transactional currency risk through the use of foreign exchange forward contracts. To further mitigate expected foreign currency exposures from future intercompany sales and purchases denominated in non-local currencies, BD also utilizes forward and option contracts, which are designated as cash flow hedges to offset this risk.

The BDS Business itself does not directly engage in derivative instruments, including forward contracts, options, swaps, or similar financial instruments. As such, any derivative-related assets or liabilities recognized at BD’s corporate level, along with the associated impacts recorded in Accumulated other comprehensive loss, are not attributable to the BDS Business for any of the periods presented.

For transactional foreign exchange exposures related primarily to intercompany payables and receivables, BD employs undesignated hedging instruments. Gains and losses from these instruments are recognized immediately in the income statement and are generally offset by the corresponding gains and losses on the underlying transactions, along with any associated hedging costs. Because the BDS Business participates in BD’s overall hedging strategy, it records an allocated portion of the impact from these undesignated hedges in its financial results.

Liquidity and Capital Resources

Historical Liquidity

Historically, the BDS Business has generated positive cash flows from operations.

Cash and cash equivalents and liabilities legally held by the BDS Business were included in the combined balance sheets. However, as part of BD, the BDS Business has been dependent upon BD for substantially all of its working capital and financing requirements. BD uses a centralized approach to cash management and financing of its operations. The majority of the cash of the BDS Business is transferred to BD daily and BD funds the operating and investing activities of such business as needed. This arrangement is not reflective of the manner in which the BDS Business would have been able to finance its operations had the BDS Business been a stand-alone business separate from BD during the periods presented. Cash transfers to and from BD’s cash management accounts are reflected within Net parent investment as a component of equity.

BD’s debt and related interest expense have not been attributed to the BDS Business for any of the periods presented.

Future Liquidity

As described elsewhere in this proxy statement/prospectus, the Separation Agreement requires that, prior to the Distribution and Merger, the BDS Business expects to incur indebtedness under the SpinCo Financing and/or the Permanent SpinCo Financing in an aggregate principal amount of up to $4 billion. The aggregate proceeds of the SpinCo Financing and/or the Permanent SpinCo Financing, as applicable, will be used by SpinCo to make the SpinCo Cash Distribution, subject to certain adjustments set forth in the Merger Agreement, and to pay fees and expenses related to the Transactions. In addition, following the Merger, any proceeds of the SpinCo Financing and/or the Permanent SpinCo Financing, if applicable, in excess of the foregoing may be used to pay all or any portion of the Waters Special Dividend.

The material terms of the BDS Business Financing are described in more detail under “The Transaction Agreements—Debt Financing.” Following the Merger, Waters and certain of its subsidiaries are expected to guarantee all indebtedness incurred by SpinCo in connection with the payment of the SpinCo Cash Distribution.

Following the Separation, BDS Business will make a cash distribution to BD equal to $4 billion, subject to adjustment. See the section entitled “The Transaction Agreements—The Separation Agreement—Post-Closing Adjustments” for further description of adjustments to the SpinCo Cash Distribution.

The following table summarizes the combined statements of cash flows in 2025, 2024 and 2023:

(Millions of dollars)	2025	2024	2023
Net cash provided by (used for)
Operating activities	$462	$641	$371
Investing activities	$(143)	$(147)	$(179)
Financing activities	$(309)	$(470)	$(174)

Net Cash Flows from Operating Activities

Net cash provided by operating activities was $462 million in 2025 as compared to $641 million in 2024 and $371 million for 2023.

Net cash provided by operating activities during 2025 was attributable to net income of $353 million in 2025 and net adjustments of $109 million, including adjustments related to depreciation and amortization, share-based compensation, impairment of intangible assets, loss on settlement of investment, pension expense, deferred taxes and $135 million of operating cash outflows relating to changes in working capital. The operating cash outflows were primarily driven by lower levels of accounts payable and accrued expenses, higher levels of trade receivables, and higher levels of inventory.

Net cash provided by operating activities during 2024 was attributable to net income of $321 million in 2024 and net adjustments of $320 million, including adjustments related to depreciation and amortization, share-based compensation, pension expense, deferred taxes and a $107 million of operating cash inflows relating to changes in working capital. The operating cash inflows were primarily driven by higher levels of accounts payable and accrued expenses and lower levels of trade receivables, which reflects the business’ continued focus on collection efforts.

Net cash provided by operating activities during 2023 was attributable to net income of $415 million in 2023 offset by net adjustments of $44 million, including adjustments related to depreciation and amortization, share-based compensation, pension expense, deferred taxes and $152 million of operating cash outflows relating to changes in working capital. The operating cash outflows were primarily driven by higher levels of trade receivables and lower levels of accounts payable and salaries, wages, and related items.

Net Cash Flows from Investing Activities

Net cash used for investing activities was primarily comprised of capital expenditures of $50 million, $64 million and $73 million and the acquisition of placed instruments of $82 million, $81 million and $91 million in 2025,

2024 and 2023, respectively. Net cash used for investing activities included $12 million related to the acquisition of NIRvana Sciences, Inc. in 2025. Net cash used for investing activities during 2025, 2024 and 2023 also included $9 million, $10 million and $8 million, respectively, related to the acquisition of intangible assets.

Net Cash Flows from Financing Activities

Net cash used for financing activities, which represents net transfers to BD, was $309 million in 2025, compared to $470 million in 2024 and $174 million in 2023.

Contractual Obligations

In the normal course of business, the BDS Business enters into contracts and commitments that obligate it to make payments in the future. Information regarding the BDS Business obligations under purchase and lease arrangements are provided in Notes 6 and 12, respectively, to the historical combined financial statements of the BDS Business included elsewhere in this proxy statement/prospectus.

The BDS Business’s contractual obligations as of September 30, 2025 were as follows:

(Millions of dollars)	Total	2026	2027	2028	2029	2030	Thereafter
Leases(a)	$370	$37	$34	$31	$30	$30	$208
Purchase Obligations(b)	3	3	—	—	—	—	—

Total	$373	$40	$34	$31	$30	$30	$208

(a)	Refer to Note 12 to the historical combined financial statements of the BDS Business included elsewhere in this proxy statement/prospectus.
(b)	Refer to Note 6 to the historical combined financial statements of the BDS Business included elsewhere in this proxy statement/prospectus.

Critical Accounting Policies

The following discussion supplements the descriptions of the BDS Business’s accounting policies contained in Note 2 to the historical combined financial statements of the BDS Business included elsewhere in this proxy statement/prospectus. The preparation of the historical combined financial statements of the BDS Business requires management to use estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities at the date of the historical combined financial statements. Some of those judgments can be subjective and complex and, consequently, actual results could differ from those estimates. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. For any given estimate or assumption made by management, it is possible that other people applying reasonable judgment to the same facts and circumstances could develop different estimates. Actual results that differ from management’s estimates could have an unfavorable effect on the historical combined financial statements of the BDS Business. Management believes the following policy areas require more significant judgment:

Revenue Recognition

The BDS Business revenues are primarily recognized when the customer obtains control of the product sold, which is generally upon shipment or delivery, depending on the delivery terms specified in the distribution or sales agreement. Revenues associated with certain instruments and equipment for which installation is complex, and therefore significantly affects the customer’s ability to use and benefit from the product, are recognized when customer acceptance of these installed products has been confirmed. For certain service arrangements, including extended warranty and software maintenance contracts, revenue is recognized ratably over the contract term. The majority of revenues relating to extended warranty contracts associated with certain instruments and equipment is generally recognized within a few years whereas deferred revenue relating to software maintenance contracts is generally recognized over a longer period.

The BDS Business gross revenues are subject to a variety of deductions, which include rebates, sales discounts and sales returns. These deductions represent estimates of the related obligations, and judgment is required when determining the impact of these revenue deductions on gross revenues for a reporting period. Rebates, sales discounts and sales returns are estimated and treated as a reduction of revenue in the same period the related revenue is recognized. These estimates are based on contractual terms, historical practices, and current trends, and are adjusted as new information becomes available. Additional factors considered in the estimate of the BDS Business’s rebate liability include the quantification of inventory that is either in stock at or in transit to its distributors, as well as the estimated lag time between the sale of product and the payment of corresponding rebates.

Impairment of Assets

Goodwill assets are subject to impairment reviews at least annually, or whenever indicators of impairment arise. Intangible assets with finite lives and other long-lived assets are periodically reviewed for impairment when impairment indicators are present.

The BDS Business assesses goodwill for impairment at the reporting unit level, which is defined as an operating segment or one level below an operating segment, referred to as a component. The BDS Business has two reporting units, which are also the operating segments. Potential impairment of goodwill is generally identified by comparing the fair value of a reporting unit with its carrying value. The BDS Business’s annual goodwill impairment test performed on July 1, 2025 did not result in any impairment charges, as the fair value of each reporting unit exceeded its carrying value.

The BDS Business generally uses the income approach to derive the fair value for impairment assessments. This approach calculates fair value by estimating future cash flows attributable to the assets and then discounting these cash flows to a present value using a risk-adjusted discount rate. The BDS Business selected this method because it believes the income approach most appropriately measures the value of its income-producing assets. This approach requires management judgment with respect to future volume, revenue and expense growth rates, changes in working capital use, appropriate discount rates, terminal values and other assumptions and estimates. The estimates and assumptions used are consistent with the BDS Business’s business plans. The use of alternative estimates and assumptions could increase or decrease the estimated fair value of the asset. Actual results may differ materially from management’s estimates.

Income Taxes

Most of the BDS Business’s operations are included in the consolidated tax returns of BD. Income taxes as presented in the historical combined financial statements of the BDS Business attribute current and deferred income tax assets and liabilities of BD to the BDS Business in a manner that is systematic, rational and consistent with the asset and liability method prescribed by the accounting guidance for income taxes. The BDS Business’s income tax provision is prepared using the separate return method. The separate return method applies the accounting guidance for income taxes to the stand-alone financial statements as if the BDS Business were a separate taxpayer and a stand-alone enterprise. The BDS Business believes the assumptions supporting the allocation and presentation of income taxes on a separate return basis are reasonable.

The BDS Business has reviewed its needs in the United States for possible repatriation of undistributed earnings of its foreign subsidiaries and continues to invest foreign subsidiaries’ earnings outside of the United States to fund foreign investments or meet foreign working capital and property, plant and equipment expenditure needs. As a result, the BDS Business is permanently reinvested with respect to all of its historical foreign earnings as of September 30, 2025. Deferred taxes are not provided on undistributed earnings of foreign subsidiaries that are indefinitely reinvested. The determination of the amount of the unrecognized deferred tax liability related to the undistributed earnings is not practicable because of the complexities associated with its hypothetical calculation.

BD conducts business and files tax returns in numerous countries and currently has tax audits in progress in a number of tax jurisdictions. The BDS Business operations are included in the consolidated tax returns of BD. In evaluating the exposure associated with various tax filing positions, the BDS Business records accruals for uncertain tax positions, based on the technical support for the positions, past audit experience with similar situations and the potential interest and penalties related to the matters. The effects of tax adjustments and settlements from taxing authorities are presented in the historical combined financial statements of the BDS Business in the period to which they relate as if the BDS Business was a separate filer.

The BDS Business maintains valuation allowances where it is more likely than not that all or a portion of a deferred tax asset will not be realized. Changes in valuation allowances are included in the tax provision in the period of change. In determining whether a valuation allowance is warranted, the BDS Business evaluates factors such as prior earnings history, expected future earnings, carryback and carryforward periods and tax strategies that could potentially enhance the likelihood of the realization of a deferred tax asset.

The BDS Business is subject to tax on global intangible low-taxed income (“GILTI”) earned by certain foreign subsidiaries. The BDS Business has elected to account for its GILTI tax due as a period expense in the year the tax is incurred.

The BDS Business maintains income tax payable and receivable accounts for entities that are being contributed as part of the spin-off and file separate income tax returns. All other income tax payables and receivables are deemed to be settled with the tax-paying entities in their respective jurisdictions and are classified as changes in Net parent investment. However, the combined balance sheets reflect liabilities for unrecognized income tax benefits, along with related interest and penalties.

Additional disclosures regarding the BDS Business’s accounting for income taxes are provided in Note 11 to the historical combined financial statements of the BDS Business included elsewhere in this proxy statement/prospectus.

Recent Accounting Pronouncements

See Note 3 to the historical combined financial statements of the BDS Business included elsewhere in this proxy statement/prospectus for a discussion of recent accounting pronouncements.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On July 13, 2025, Waters and BD entered into certain agreements to effect the transfer of the BDS Business to Waters. The transactions contemplated by the agreements provide for the separation of the BDS Business from BD, the distribution of SpinCo Common Stock to BD shareholders and the subsequent merger of Merger Sub with and into SpinCo, with SpinCo surviving as a wholly owned subsidiary of Waters. As a result of and immediately following these transactions, it is expected that the shares of SpinCo Common Stock will be converted into approximately 39.2% of the outstanding shares of Waters Common Stock on a fully diluted basis immediately following the Merger. However, in order to preserve the tax-free nature of the Distribution for U.S. federal income tax purposes, the Merger Agreement provides that the Exchange Ratio will be adjusted if necessary, in certain circumstances such that the number of shares of Waters Common Stock issued in the Merger to shareholders of SpinCo will be increased. In the event that the Exchange Ratio is adjusted upward, Waters will issue the Waters Special Dividend and, depending on the size of the adjustment of the Exchange Ratio, the SpinCo Cash Distribution could be decreased, in each case, to account for the value of the additional shares issued to BD’s shareholders (as required pursuant to the Merger Agreement).

The unaudited pro forma condensed combined financial information have been prepared in accordance with Article 11 of Regulation S-X in order to give effect to the Transactions and the incurrence of indebtedness under the SpinCo Financing and/or the Permanent SpinCo Financing, as applicable, and the Waters Bridge Facility and/or the Permanent Waters Financing, as applicable (all applicable financings related to the Transactions collectively, the “Transaction Financing”).

The unaudited pro forma condensed combined financial information should be read in conjunction with the historical financial statements of Waters and the BDS Business referenced below:

•

Waters’ unaudited consolidated financial statements and the notes thereto for the nine months ended September 27, 2025, which are included in Waters’ Quarterly Report on Form 10-Q for the quarterly period ended September 27, 2025, filed on November 4, 2025, which is incorporated by reference into this proxy statement/prospectus;

•

Waters’ audited consolidated financial statements and the notes thereto for the year ended December 31, 2024, which are included in Waters’ Annual Report on Form 10-K for the year ended December 31, 2024, filed on February 25, 2025, which is incorporated by reference into this proxy statement/prospectus; and

•

the BDS Business’s audited combined statements of income for the years ended September 30, 2025, 2024 and 2023, audited combined balance sheets as of September 30, 2025 and 2024, and the notes thereto, included elsewhere in this proxy statement/prospectus.

For the purposes of the preparation of the unaudited pro forma condensed combined financial information, the BDS Business’s results for the nine months ended September 30, 2025 have been used to prepare the unaudited pro forma condensed combined statement of operations for the nine months ended September 27, 2025. The BDS Business’s results for the nine months ended September 30, 2025 have been derived by utilizing the BDS Business’s audited historical financial data for the fiscal year ended September 30, 2025 and subtracting the unaudited interim historical financial data for the three-month period ended December 31, 2024.

Autonomous entity adjustments are adjustments that would be necessary to reflect the operations and financial position of the BDS Business as an autonomous entity given that the BDS Business is not currently a stand-alone entity. There are currently no autonomous entity adjustments included in the unaudited pro forma condensed combined financial information as they are not reasonable and supportable as of the date of this proxy statement/prospectus. No management adjustments or adjustments related to forward-looking information were included in the notes to the unaudited pro forma condensed combined financial information.

The unaudited pro forma adjustments represent Waters’ estimates based on information available as of the date of this proxy statement/prospectus and are subject to change as additional information becomes available and analyses are performed. The Transactions have not been consummated as of the date of the preparation of the unaudited pro forma condensed combined financial information and their completion is subject to numerous conditions, including the occurrence of certain events contemplated by the Merger Agreement and the Separation Agreement. The pro forma purchase price allocation of the BDS Business assets to be acquired and liabilities to be assumed is based on preliminary estimates of the fair values of the assets acquired and liabilities assumed.

Upon the completion of the Transactions, final valuations will be performed. The completion of the valuation accounting for the Transactions and the allocation of the purchase price may be different than that of the amounts reflected in the pro forma purchase price allocation, and any differences could be material. Such differences could affect the purchase price and allocation of the purchase price, which may affect the value assigned to the tangible or intangible assets and amount of depreciation and amortization expense recorded in the condensed combined statements of operations. Under the Merger Agreement, BD may accelerate on a prorated basis the vesting of BD equity awards held by non-employee directors of BD who will become non-employee directors of Waters on or prior to the Closing Date. The unaudited pro forma adjustments do not give effect to accelerated BD vesting as acceleration is not probable as of the date of the preparation of the unaudited pro forma condensed combined financial information. Should this acceleration occur, it will not have a material impact on the purchase price or the post-Merger share-based compensation expense. Additionally, prior to or at the Closing, the SpinCo Financing may be replaced by the Permanent SpinCo Financing and the Waters Bridge Facility may be replaced by the Permanent Waters Financing. Since the terms of the Permanent SpinCo Financing and the Permanent Waters Financing are currently unavailable, the unaudited pro forma condensed combined financial information is prepared using the terms of the SpinCo Financing and the Waters Bridge Facility, as further discussed in Note 7—Transaction Adjustments. As a result, debt assumed, debt issuance costs, financing fees, and interest expense could significantly differ. See the section entitled “Risk Factors” for additional discussion of risk factors associated with the unaudited pro forma condensed combined financial information. Waters management believes that the assumptions included herein provide a reasonable basis for presenting the significant effects of the Transactions as contemplated, and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

Transaction accounting adjustments are intended to represent the necessary adjustments to account for the Transactions. The process of evaluating accounting policies for conformity is still in the preliminary stages. Following the consummation of the Transactions, Waters management will perform a detailed review of the BDS Business’s accounting policies and may identify additional differences, which could have a material impact on the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is presented for informational purposes only and is not necessarily indicative of the financial position or results that would have occurred had the events been consummated as of the dates indicated, nor is it indicative of any future results.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF SEPTEMBER 27, 2025

(In thousands)

	Historical
	As of September 27, 2025	As of September 30, 2025	Separation and Pre-Merger Adjustments (Note 4 & Note 5)
	Waters	BDS Business after Reclassification (Note 3)		Note	Transaction Accounting Adjustments (Note 7)	Note	Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$459,118	$73,729	$(5,067)	5(a)	$(87,413)	7(a)	$440,367
Accounts receivable, net	748,519	600,787	—		—		1,349,306
Inventories	572,941	742,594	—		227,706	7(b)	1,543,241
Other current assets	138,612	128,790	—		(5,506)	7(c)	261,896

Total current assets	1,919,190	1,545,900	(5,067)		134,787		3,594,810
Property, plant and equipment, net	636,964	824,473	—		350,227	7(d)	1,811,664
Intangible assets, net	570,773	178,574	—		9,549,426	7(e)	10,298,773
Goodwill	1,338,358	896,017	—		8,658,853	7(f)	10,893,228
Operating lease assets	76,426	348,706	—		(73,980)	7(g)	351,152
Other assets	320,853	237,030	—		—		557,883

Total assets	$4,862,564	$4,030,700	$(5,067)		$18,619,313		$27,507,510

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Notes payable	$460,000	$—	$—		$—		$460,000
Account payable	115,728	196,993	—		—		312,721
Short-term debt	—	336	3,495,567	5(a)	4,433	7(h)	3,500,336
Accrued employee compensation	80,331	153,785	220	4(a)	—		234,336
Deferred revenue and customer advances	301,342	144,648	—		—		445,990
Current operating lease liabilities	28,487	22,915	—		—		51,402
Accrued income taxes	56,370	1,188	—		(10,594)	7(i)	46,964
Accrued warranty	11,569	15,870	—		—		27,439
Other current liabilities	197,468	114,615	—		(25,863)	7(a)	286,220

Total current liabilities	1,251,295	650,350	3,495,787		(32,024)		5,365,408
Long-term liabilities:
Long-term debt	947,206	343	499,366	5(a)	634	7(h)	1,447,549
Long-term portion of retirement benefits	47,744	18,443	26,900	4(a)	—		93,087
Long-term income tax liabilities	30,880	97,611	(66,947)	4(a)(b)(c)	2,414,027	7(i)	2,475,571
Long-term operating lease liabilities	50,472	251,811	—		—		302,283
Other long-term liabilities	204,274	44,431	(17,000)	4(b)	—		231,705

Total long-term liabilities	1,280,576	412,639	442,319		2,414,661		4,550,195

Total liabilities	2,531,871	1,062,989	3,938,106		2,382,637		9,915,603
Stockholders’ equity:
Preferred stock	—	—	—		—		—
Common stock	1,631	—	—		387	7(j)	2,018
Additional paid-in capital	2,396,477	—	—		15,317,289	7(j)	17,713,766
Retained earnings	10,206,070	—	—		(56,462)	7(j)	10,149,608
Treasury stock, at cost	(10,162,316)	—	—		—		(10,162,316)
Accumulated other comprehensive loss	(111,169)	(92,294)	—		92,294	7(j)	(111,169)
Net parent investment	—	3,060,005	(3,943,173)	4(a)(b)(c) 5(a)	883,168	7(j)	—

Total stockholders’ equity	2,330,693	2,967,711	(3,943,173)		16,236,676		17,591,907

Total liabilities and stockholders’ equity	$4,862,564	$4,030,700	$(5,067)		$18,619,313		$27,507,510

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 27, 2025

(In thousands, except per share data)

	Historical
	Nine Months Ended September 27, 2025	Nine Months Ended September 30, 2025
	Waters	BDS Business After Reclassification (Note 3)	Pre-Merger Adjustments (Note 5)	Note	Transaction Accounting Adjustments (Note 7)	Note	Pro Forma Combined
Revenues:
Product sales	$1,373,894	$2,138,127	$—		$—		$3,512,021
Service sales	859,030	323,585	—		—		1,182,615

Total net sales	2,232,924	2,461,712	—		—		4,694,636
Costs and operating expenses:
Cost of product sales	579,686	1,074,465	—		2,820	7(m)(o)	1,656,971
Cost of service sales	346,272	211,922	—		—		558,194
Selling and administrative expenses	590,367	587,305	—		(17,467)	7(m)(o)	1,160,205
Research and development expenses	148,813	214,768	—		(3,402)	7(m)(o)	360,179
Purchased intangibles amortization	35,714	28,975	—		504,456	7(n)	569,145

Total costs and operating expenses	1,700,852	2,117,435	—		486,407		4,304,694

Operating income (loss)	532,072	344,277	—		(486,407)		389,942
Other income (expense), net	778	(16,501)	—		—		(15,723)
Interest expense	(55,261)	(58)	(166,358)	5(b)	—		(221,677)
Interest income	13,108	1,763	—		—		14,871

Income (loss) before income taxes	490,697	329,481	(166,358)		(486,407)		167,413
Provision (benefit) for income taxes	73,282	54,099	(39,926)	5(c)	(116,738)	7(q)	(29,283)

Net income (loss)	$417,415	$275,382	$(126,432)		$(369,669)		$196,696

Net income per basic common share	$7.02						$2.00
Weighted-average number of basic common shares Basic	59,496						98,240
Net income per diluted common share	$7.00						$2.00
Weighted-average number of diluted common shares and equivalents	59,656						98,432

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2024

(In thousands, except per share data)

	Historical
	Year Ended December 31, 2024	Year Ended September 30, 2024
	Waters	BDS Business After Reclassification (Note 3)	Pre-Merger Adjustments (Note 5)	Note	Transaction Accounting Adjustments (Note 7)	Note	Pro Forma Combined
Revenues:
Product sales	$1,844,176	$2,944,750	$—		$—		$4,788,926
Service sales	1,114,211	398,237	—		—		1,512,448

Total net sales	2,958,387	3,342,987	—		—		6,301,374
Costs and operating expenses:
Cost of product sales	747,920	1,502,033	—		227,131	7(k)(m)(o)	2,477,084
Cost of service sales	452,281	270,568	—		—		722,849
Selling and administrative expenses	690,148	851,912	—		38,571	7(l)(m)(o)	1,580,631
Research and development expenses	183,027	310,666	—		(4,608)	7(m)(o)	489,085
Purchased intangibles amortization	47,090	37,147	—		674,093	7(n)	758,330
Litigation provision	11,568	—	—		—		11,568

Total costs and operating expenses	2,132,034	2,972,326	—		935,187		6,039,547

Operating income (loss)	826,353	370,661	—		(935,187)		261,827
Other income (expense), net	776	(5,991)	—		—		(5,215)
Interest expense	(89,677)	(4)	(221,882)	5(b)	(7,211)	7(p)	(318,774)
Interest income	17,416	1,684	—		—		19,100

Income (loss) before income taxes	754,868	366,350	(221,882)		(942,398)		(43,062)
Provision (benefit) for income taxes	117,034	45,137	(53,252)	5(c)	(222,166)	7(q)	(113,247)

Net income (loss)	$637,834	$321,213	$(168,630)		$(720,232)		$70,185

Net income per basic common share	$10.75						$0.72
Weighted-average number of basic common shares Basic	59,333						98,077
Net income per diluted common share	$10.71						$0.71
Weighted-average number of diluted common shares and equivalents	59,552						98,328

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

NOTE 1 – Description of the Transaction

On July 13, 2025, Waters, BD, Merger Sub and SpinCo, as applicable, entered into transactions to effect the transfer of the BDS Business to Waters in accordance with the Merger Agreement and the Separation Agreement, pursuant to which and subject to the terms and conditions therein:

•

Prior to the Distribution and the Merger, BD will transfer (or cause to be transferred) and SpinCo will accept and assume (or cause to be accepted and assumed) all of the rights, titles and interests to and under certain assets and liabilities relating to the BDS Business;

•

Prior to the Distribution and the Merger, SpinCo expects to incur indebtedness under the SpinCo Financing and/or the Permanent SpinCo Financing in an aggregate principal amount of up to $4.0 billion. The aggregate proceeds of the SpinCo Financing and/or the Permanent SpinCo Financing, as applicable, will be used by SpinCo to make the SpinCo Cash Distribution, subject to certain adjustments set forth in the Merger Agreement, and to pay fees and expenses related to the Transactions. In addition, following the Merger, any proceeds of the SpinCo Financing and/or the Permanent SpinCo Financing, if applicable, in excess of the foregoing may be used to pay all or any portion of the Waters Special Dividend;

•

In connection with the Closing, Waters may incur new indebtedness in the form of the Waters Bridge Facility and/or the Permanent Waters Financing in an aggregate principal amount of up to $1.8 billion. The aggregate proceeds of the Waters Bridge Facility and/or the Permanent Waters Financing may be used by Waters to (i) pay all or any portion of the Waters Special Dividend and (ii) to pay fees and expenses in connection with the Transactions. To the extent the Waters Bridge Facility is undrawn as of the payment date of the Waters Special Dividend, the commitments automatically terminate upon that date;

•

Following the SpinCo Cash Distribution, BD will distribute to its shareholders all of the issued and outstanding shares of SpinCo Common Stock held by BD by way of a pro rata distribution and for no consideration; and

•

Following the Distribution, Merger Sub will be merged with and into SpinCo, with SpinCo as the surviving entity and all SpinCo Common Stock will be converted into the right to receive shares of Waters Common Stock, as calculated and subject to adjustment as set forth in the Merger Agreement. When the Merger is completed, SpinCo will become a wholly owned subsidiary of Waters.

As a result of the Merger, each share of SpinCo Common Stock as of immediately prior to the Effective Time (other than (A) shares held by SpinCo as treasury stock or by Waters or Merger Sub, in each case, as of immediately prior to the Merger that are automatically canceled and (B) any shares of Hook Stock) will be converted into the right to receive a number of shares of newly issued Waters Common Stock equal to the Exchange Ratio, which is subject to (i) required adjustments from stock splits, recapitalizations or similar equity transactions in Waters Common Stock and, (ii) if applicable, required adjustments to the Exchange Ratio to satisfy the Threshold Percentage as described below, with cash paid in lieu of fractional shares of Waters Common Stock in accordance with the Merger Agreement. Prior to the adjustment described in the Merger Agreement, the Exchange Ratio is designed to result in the issued and outstanding shares of Waters Common Stock on a fully diluted basis, immediately following the Merger, being owned approximately 39.2% by the former holders of SpinCo Common Stock (in their capacity as such) and approximately 60.8% by the Waters shareholders (in their capacity as such) immediately prior to the Merger. As described below and more fully set out in the Merger Agreement, under certain circumstances, the Exchange Ratio will be adjusted to the extent necessary to ensure that, immediately following the Closing, former holders of SpinCo Common Stock (including the Overlap Shareholders) own, for U.S. federal income tax purposes, at least the Threshold Percentage of the outstanding shares of Waters Common Stock. If the Exchange Ratio is adjusted and the number of shares of Waters Common Stock that Waters issues in the Merger would represent greater than 39.2% of the issued and outstanding shares of Waters Common Stock immediately following the Merger, then (i) Waters would pay a cash dividend to Waters shareholders who held shares of Waters Common Stock as of the Waters Special Dividend record date, which record date will be a date prior to the date of the Merger, and (ii) the SpinCo Cash Distribution may be decreased. While the Waters Special Dividend will be paid only to shareholders of record of Waters Common Stock as of the Waters Special Dividend record date, which will be a date before the Merger, Waters expects the payment date for any Waters Special Dividend would be following the Closing. The Waters Special Dividend is designed to preserve the nominal economic allocation between the holders of SpinCo Common Stock (in their capacity as such) and Waters shareholders (in their capacity as such) that would have resulted from the Exchange Ratio if it were not adjusted. Additionally, all outstanding BD SAR Awards (whether vested or unvested) held by a SpinCo Employee as of immediately prior to the Distribution Time will be converted, as of the Effective Time, into Waters SAR Awards, and all BD TVU Awards and BD PSU Awards held by a SpinCo Employee as of immediately prior to the Distribution Time will be converted, as of the Effective Time, into Waters RSU Awards as set forth in the Employee Matters Agreement.

As described elsewhere in this proxy statement/prospectus, the Transactions are structured as a Reverse Morris Trust transaction. The parties determined that the Reverse Morris Trust structure was the superior choice for the Transactions because, among other things, the anticipated tax-free nature of the Contribution and Distribution for U.S. federal income tax purposes provides a tax efficient method to separate the BDS Business from BD that is not provided by other structures, thereby making the Reverse Morris Trust structure economically more appealing than alternative transaction structures. Further, the parties determined that a Reverse Morris Trust transaction that included the counting of Overlap Shares for purposes of Section 355(e) of the Code, for purposes of determining how many shares would be received by former shareholders of SpinCo Common Stock prior to the Merger, was preferable because it is expected to permit Waters to issue fewer shares of its common stock in the Merger and therefore pay a smaller Waters Special Dividend, if any, to Waters shareholders. The unaudited pro forma condensed combined financial information and related notes were prepared assuming that no Waters Special Dividend will be paid based on facts and circumstances existing at the time of the filing of this proxy statement/prospectus. Refer to Note 9—Additional Presentation to Reflect Possible Waters Special Dividend—for additional information on alternative scenarios. For more information about Waters and BD’s reasons for the Transactions, see the section entitled “The Transactions—Waters’ Reasons for the Merger; Recommendation of Waters’ Board of Directors” and “The Transactions—BD’s Reasons for the Merger; Recommendation of BD’s Board.”

The SpinCo Cash Distribution will be funded by newly issued debt in the form of the SpinCo Financing (which may be replaced by the Permanent SpinCo Financing prior to or at the Closing). Following the Merger, Waters and certain of its subsidiaries are expected to guarantee all indebtedness incurred by SpinCo in connection with the payment of the SpinCo Cash Distribution. Refer to Note 5—Pre-Merger Adjustments for additional information.

NOTE 2 – Basis of Presentation

The unaudited pro forma condensed combined financial information and notes thereto have been prepared by Waters in accordance with Article 11 of Regulation S-X in order to give effect to the Transactions, including full consolidation of the BDS Business at Closing, and the incurrence of indebtedness under the Transaction Financing. Prior to or at the Closing, the SpinCo Financing may be replaced by the Permanent SpinCo Financing and the Waters Bridge Facility may be replaced by the Permanent Waters Financing. Since the terms of the Permanent SpinCo Financing and the Permanent Waters Financing are currently unavailable, the unaudited pro forma condensed combined financial information is prepared using the terms of the SpinCo Financing and the Waters Bridge Facility, as further discussed in Note 7—Transaction Adjustments.

The unaudited pro forma condensed combined financial information is based on Waters’ historical consolidated financial information and the BDS Business’s historical combined financial information prepared on a carve-out basis from BD’s consolidated financial information using the historical results of operations, assets and liabilities of the BDS Business and include allocations of expenses from BD. As a result, the BDS Business’s historical financial information may not necessarily reflect what its financial condition and results of operations would have been had the BDS Business been an independent, stand-alone entity during the periods presented.

The unaudited pro forma condensed combined statements of operations for nine months ended September 27, 2025 and for fiscal year ended December 31, 2024 give effect to the Transactions and the incurrence of indebtedness under the Transaction Financing as if they had occurred on January 1, 2024, the beginning of the earliest period presented. Waters has a December 31 fiscal year-end date, while the BDS Business has historically operated with a September 30 fiscal year-end date.

Because the difference between Waters’ fiscal period representing the nine months ended September 27, 2025 and the BDS Business’s fiscal period representing the nine months ended September 30, 2025 is within one quarter of one another, the BDS Business’s results for the nine months ended September 30, 2025 have been used to prepare the unaudited pro forma condensed combined statement of operations for the nine months ended September 27, 2025. The BDS Business’s results for the nine months ended September 30, 2025 have been derived by utilizing the BDS Business’s audited historical financial data for the fiscal year ended September 30, 2025 and subtracting the unaudited interim historical financial data for the three month period ended December 31, 2024. As a result, the BDS Business’s results for three months ended December 31, 2024 have not been included in any of the unaudited pro forma condensed combined financial information periods presented and are not included in this proxy statement/prospectus. Revenue and net income of the BDS Business for three months ended December 31, 2024, were $834 million and $78 million, respectively.

The unaudited pro forma condensed combined balance sheet as of September 27, 2025 gives effect to the Transactions and the incurrence of indebtedness under the Transaction Financing as if they had occurred on September 27, 2025 and combines the balance sheet of Waters as of September 27, 2025 with that of the BDS Business as of September 30, 2025.

Additionally, because the difference between Waters’ fiscal year end of December 31, 2024 and the BDS Business’s fiscal year end of September 30, 2024 is within one quarter of one another, the BDS Business’s fiscal results for the year ended September 30, 2024 have been used to prepare the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024, as permitted under Rule 11-02 of Regulation S-X.

The historical financial information has been adjusted in the unaudited pro forma condensed combined financial information to give pro forma effect to transaction accounting adjustments that reflect the accounting for the Transactions and the incurrence of indebtedness under the Transaction Financing under U.S. GAAP.

The unaudited pro forma condensed combined financial information and related notes were prepared by applying the acquisition method of accounting to the Merger in accordance with ASC 805, Business Combinations, with Waters as the accounting acquirer of the BDS Business. In identifying Waters as the accounting acquirer, Waters’ conclusion is based primarily upon the following facts: (1) the issuance of Waters Common Stock in the Merger, (2) the proposed composition of the senior management of Waters after the Merger, (3) the proposed composition of the Waters Board after the Merger and (4) the relative voting interests in the combined company after the Merger. ASC 805 requires, among other things, that the assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date. For purposes of the unaudited pro forma condensed combined balance sheet, the estimated purchase consideration has been allocated to the assets acquired and liabilities assumed of the BDS Business based upon Waters management’s preliminary estimate of their fair values. Accordingly, the preliminary purchase price allocation and related adjustments reflected in this unaudited pro forma condensed combined financial information are subject to further adjustment as additional information becomes available and as additional analyses and final valuations are completed. There can be no assurances that these additional analyses and final valuations will not result in significant changes to the estimates of fair value set forth below.

The historical financial information of the BDS Business reflects the combined historical results of operations, financial position and cash flows of the BDS Business of BD as they were historically managed in conformity with U.S. GAAP. Therefore, the historical combined financial information of the BDS Business may not be indicative of the BDS Business’s future performance and do not necessarily reflect what the BDS Business’s combined results of operations, financial condition and cash flows would have been had the BDS Business operated as a separate, standalone company during the periods presented, particularly because of changes expected to occur in the future as a result of the separation of the BDS Business from BD, including changes in the financing, cash management, operations, cost structure and personnel needs of the business.

The historical financial information of the BDS Business includes certain assets and liabilities specifically attributable to the BDS Business. BD employs a centralized approach to cash management and the financing of its operations. For all periods presented, cash and cash equivalents, and liabilities legally held by the BDS Business were included in the combined balance sheets. BD’s debt and related interest expense have not been attributed to the BDS Business for any of the periods presented. These arrangements are not reflective of the manner in which the BDS Business would have financed operations as a stand-alone company separate from BD during the periods presented. Cash pooling, related interest and intercompany arrangements are excluded from the asset and liability balances in the combined balance sheets. These amounts have instead been reported as Net parent investment on the combined balance sheet.

Additionally, BD provides certain services, such as legal, accounting, information technology, human resources and other infrastructure support to the BDS Business. The cost of these services have been included in the BDS Business combined financial information through allocations based upon a proportion of revenue or headcount. BD considers these allocations to be reflective of the benefits received by the BDS Business during the periods presented in the historical combined financial information of the BDS Business, as required by and in conformity with U.S. GAAP. While these allocations include an apportionment of BD’s corporate and public company costs, such allocated costs may not be indicative or necessary if the BDS Business operated as a part of another existing public company nor are they necessarily representative of the costs expected to be incurred in the future, following the completion of the Transactions. Actual costs that would have been incurred if the BDS Business had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure.

Following the completion of the Transactions, certain functions previously provided by BD to the BDS Business will either continue to be delivered to the BDS Business under the Transition Services Agreement or will be assumed by Waters, either through internal resources or third-party service providers. Additionally, under one or more Contract Manufacturing Agreements, BD will manufacture certain products for the BDS Business and its subsidiaries following the Distribution.

In order to preserve the tax-free nature of the Distribution for U.S. federal income tax purposes, the Merger Agreement generally provides that the Exchange Ratio (designed to result in the issued and outstanding shares of Waters Common Stock on a fully diluted basis, immediately following the Merger, being owned approximately 39.2% by the former holders of SpinCo Common Stock (in their capacity as such) and approximately 60.8% by the Waters shareholders (in their capacity as such) immediately prior to the Merger) will be adjusted and increased if necessary to ensure that, immediately following the Closing, former holders of SpinCo Common Stock (including the Overlap Shareholders) own, for U.S. federal income tax purposes, at least the Threshold Percentage (which is 50.5%) of the outstanding shares of Waters Common Stock. See the section entitled “The Transactions—Calculation and Adjustments to the Exchange Ratio; Amount of Waters Special Dividend” and “U.S. Federal Income Tax Consequences of the Distribution and the Merger.” The Threshold Percentage noted above for U.S. federal income tax purposes includes the Overlap Shareholders in the calculation of ownership percentages. For accounting purposes, contingent upon any potential adjustments, the Exchange Ratio is calculated to result in approximately 39% of the outstanding shares of Waters Common Stock being owned by the former holders of SpinCo Common Stock (in their capacity as such) and approximately 61% of the outstanding shares of Waters Common Stock being owned by the Waters shareholders (in their capacity as such) immediately prior to the Merger.

In addition, in connection with the Transactions, the parties will seek the IRS Ruling (see the section entitled “The Transactions—IRS Ruling”) with respect to certain U.S. federal income tax aspects of the Transactions, including matters relating to the nature and extent of shareholders who may be counted as Overlap Shareholders for purposes of determining the Exchange Ratio.

In the event that the number of shares that Waters will issue to former holders of SpinCo at the completion of the Transactions is increased in the manner described above, including as a result of the inability to count the Overlap Shareholders, the Merger Agreement provides that Waters will declare the Waters Special Dividend to its shareholders in an amount that will depend in part on the number of shares being issued, but which may range in amount between $0.01 per share and approximately $4.0 billion (the “Maximum Special Dividend”). Additionally, in certain circumstances where the Exchange Ratio increases, the SpinCo Cash Distribution may also be reduced as a result of the inability to count the Overlap Shareholders; the SpinCo Cash Distribution may be reduced by up to $2.3 billion.

The determination of how the Overlap Shareholders’ ownership will be treated for U.S. federal income tax purposes depends on the issuance of the IRS Ruling, which is within the discretion of the IRS. Waters, BD and SpinCo can offer no assurance concerning the extent of the Overlap Shareholders upon the completion of the Transactions or assurance that the IRS Ruling will be received.

While BD and Waters believe, based on information available to them as of the date of this proxy statement/prospectus, that it is a reasonable assumption that the outcome of the variables will likely result in no Waters Special Dividend being paid, there can be no assurance that a result somewhere between zero (the “Minimum Special Dividend”) and the Maximum Special Dividend will be the case and substantial uncertainty exists regarding the final determination of the Exchange Ratio and the amount, if any, of the Waters Special Dividend. As noted above, the unaudited pro forma condensed combined financial information and related notes were prepared assuming that no Waters Special Dividend will be paid based on facts and circumstances existing at the time of the filing of this proxy statement/prospectus. The receipt of the IRS Ruling is a condition to the Distribution and the Merger. Therefore, the parties will not complete the Merger until the third business day following the earlier of the date on which (i) the IRS Ruling is received from the IRS or (ii) BD withdraws its request for the IRS Ruling and waives the condition to closing. As of the date of this proxy statement/prospectus, Waters believes that the assumption of no Waters Special Dividend is the most meaningful representation based on current analysis and estimates of Overlap Shareholders. Refer to Note 9—Additional Presentation to Reflect Possible Waters Shares of Common Stock to be Issued in the Merger for additional information regarding the impact of the Overlap Shareholders and the Waters Special Dividend on the unaudited pro forma condensed combined financial information. See the section entitled “The Transactions—Calculation and Adjustments to the Exchange Ratio; Amount of Waters Special Dividend.”

The unaudited pro forma condensed combined financial information, including the preliminary purchase price allocation, are presented for illustrative purposes only and do not necessarily reflect the operating results or financial position that would have occurred if the Transactions and the incurrence of indebtedness under the Transaction Financing had been consummated on the dates indicated, nor is it necessarily indicative of the results of operations or financial condition that may be expected for any future period or date. Accordingly, such information should not be relied upon as an indicator of future performance, financial condition or liquidity.

NOTE 3 – Reclassification Adjustments

Based on a preliminary review of the accounting policies of Waters and the BDS Business, Waters is not aware of any differences that would have a material impact on the unaudited pro forma condensed combined financial information. Following the completion of the Transactions, or as more information becomes available, Waters will perform a full and detailed review of the BDS Business’s accounting policies and financial information. As a result of the review, accounting policy differences may be identified and these differences, if identified, could produce results that are materially different from the results reflected in the unaudited pro forma condensed combined financial information.

During the preparation of the unaudited pro forma condensed combined financial information related to the transactions between Waters, Merger Sub, BD, and SpinCo, Waters’ management performed a preliminary analysis of the BDS Business’s financial information to identify differences in financial statement presentation compared to the presentation of Waters. Certain reclassifications have been made to the historical consolidated presentation of the BDS Business to conform to the financial statement presentation of Waters.

Balance Sheet Reclassifications:

The table below summarizes the mapping of financial statement line items between the BDS Business and Waters and the reclassification adjustments made to present the audited historical combined balance sheet of the BDS Business as of September 30, 2025, in conformity with the audited historical consolidated balance sheet of Waters as of September 27, 2025 (in thousands).

BDS Business Presentation	Waters Presentation	Historical BDS Business	Reclassifications	Note		Historical BDS Business (Reclassified)
Assets
Cash and cash equivalents	Cash and cash equivalents	$73,729	$—			$73,729
Trade receivables, net	Accounts receivable, net	596,814	3,973	(a	)	600,787
Inventories, net	Inventories	742,594	—			742,594
Prepaid expenses and other	Other current assets	132,763	(3,973)	(a	)	128,790
Property, Plant and Equipment, Net	Property, plant and equipment, net	647,415	177,058	(b	)	824,473
Goodwill	Goodwill	896,017	—			896,017
Other Intangibles, Net	Intangible assets, net	178,574	—			178,574
	Operating lease assets	—	348,706	(b	)	348,706
Other Assets	Other assets	762,794	(525,764)	(b	)	237,030
Liabilities
Accounts payable	Accounts payable	196,993	—			196,993
Salaries, wages and related items	Accrued employee compensation	153,498	287	(c	)	153,785
	Deferred revenue and customer advances	—	144,648	(c	)	144,648
	Current operating lease liabilities	—	22,915	(c	)	22,915
	Accrued income taxes	—	1,188	(c	)	1,188
	Accrued warranty	—	15,870	(c	)	15,870
	Short-term debt		336	(c	)	336
Accrued expenses and other liabilities	Other current liabilities	299,859	(185,244)	(c	)	114,615
	Long-term debt	—	343	(d	)	343
	Long-term portion of retirement benefits	—	18,443	(d	)	18,443
	Long-term income tax liabilities	—	97,611	(d	)	97,611
	Long-term operating lease liabilities	—	251,811	(d	)	251,811
Deferred Income Taxes and Other Liabilities	Other long-term liabilities	412,639	(368,208)	(d	)	44,431

BDS Business Presentation	Waters Presentation	Historical BDS Business	Reclassifications	Note	Historical BDS Business (Reclassified)
Parent’s Equity
Accumulated other comprehensive loss	Accumulated other comprehensive loss	(92,294)	—		(92,294)
Net parent investment		3,060,005	—		3,060,005

Notes:

a.

The BDS Business’s historical presentation included Prepaid expenses and other of $133 million, of which $4 million related to royalty receivables determined to be trade related and were reclassified to Accounts receivable, net to conform to Waters’ presentation.

b.

Waters separately reflected Operating lease assets as its own caption in its historical presentation such that $349 million of right of use assets reflected within Other assets in the BDS Business’s historical presentation was reclassified to Operating lease assets to conform to Waters’ presentation. Additionally, $177 million of placed instruments that were historically presented in BDS Business’s balance sheet within Other assets were reclassified to Property, plant and equipment, net to conform to Waters’ presentation of placed and other instrumentation.

c.

The BDS Business’s historical Accrued expenses and other liabilities caption aggregated several amounts for which Waters has a separate caption presented in its historical presentation to disaggregate balances in more detail. Of the BDS Business’s total balance in Accrued expenses and other of $300 million, the following adjustments were made to conform to Waters’ presentation of each of these balances in separate captions:

•	An immaterial amount of accrued employee expenses were reclassified to Accrued employee compensation,

•	Deferred income of $145 million was reclassified to Deferred revenue and customer advances,

•	Accrued lease liabilities of $23 million were reclassified to Current operating lease liabilities,

•	Income tax accruals of $1 million were reclassified to Accrued income taxes,

•	Warranty reserve balances of $16 million were reclassified to Accrued warranty,

•	An immaterial amount of the current portion of long-term debt was reclassified to Short-term debt.

The remaining balance of $115 million within the BDS Business’s Accrued expenses and other caption relating to accrued marketing, taxes, freight, royalties expenses corresponds to Other current liabilities in Waters’ presentation.

d.

The BDS Business’s historical Deferred income taxes and other liabilities caption aggregated several amounts for which Waters has separate captions presented in its historical presentation to disaggregate balances in more detail. Of the BDS Business’s total balance in Deferred income taxes and other liabilities of $413 million, the following adjustments were made to conform to Waters’ presentation of each of these balances in separate captions:

•	An immaterial amount of non-current debt of the BDS Business was reclassified from Deferred Income taxes and other liabilities to Long-term debt,

•	Long-term employee benefit obligations of $18 million were reclassified to Long-term portion of retirement benefits,

•	$98 million was reclassified to Long-term income tax liabilities, and

•	Long-term lease liabilities of $252 million were reclassified to Long-term operating lease liabilities.

The remaining balance of $44 million within the BDS Business’s Deferred income taxes and other liabilities caption relating to long-term liabilities of a more general nature corresponds to Other long-term liabilities in Waters’ presentation.

Statements of Operations Reclassifications:

The table below summarizes the mapping of financial statement line items between the BDS Business and Waters and the reclassification adjustments made to present the unaudited historical combined statement of income of the BDS Business for the nine months ended September 30, 2025 in conformity with the unaudited historical consolidated statement of operations of Waters for the nine months ended September 27, 2025 (in thousands).

BDS Business Presentation	Waters Presentation	Historical BDS Business	Reclassifications	Note		Historical BDS Business (Reclassified)
Product sales	Product sales	2,138,127	—			2,138,127
Service sales	Service sales	323,585	—			323,585
Cost of product sales	Cost of product sales	1,047,661	26,804	(e) (f)		1,074,465
Cost of service sales	Cost of service sales	211,922	—			211,922
Selling and administrative expense	Selling and administrative expenses	639,865	(52,560)	(f) (g)		587,305
Research and development expense	Research and development expenses	214,768	—			214,768
	Purchased intangibles amortization		28,975	(e)		28,975
Integration, restructuring, and transaction expense		3,219	(3,219)	(g	)	—
Other expense, net	Other income (expense), net	(14,796)	(1,705)	(h	)	(16,501)
	Interest expense	—	(58)	(h	)	(58)
	Interest income	—	1,763	(h	)	1,763
Income tax provision	Provision (benefit) for income taxes	54,099	—			54,099

Notes:

e.

Waters separately reflects purchased intangibles amortization in its own caption such that $29 million of amortization reflected within Cost of products sold in the BDS Business’s historical presentation was reclassified to Purchased intangibles amortization to conform to Waters’ presentation.

f.

The BDS Business’s shipping expenses were historically reflected within Selling and administrative expense while Waters records these amounts within Cost of product sales such that $56 million of shipping expenses were reclassified from Selling and administrative expense to Cost of product sales.

g.

Integration and restructuring expenses of $3 million that were separately reflected in the BDS Business’s historical presentation were reclassified to Selling and administrative expense to conform to Waters’ presentation.

h.

An immaterial amount of interest expense and $2 million of interest income that were reflected within Other expense, net in the BDS Business’s historical presentation were reclassified to Interest expense and Interest income, respectively, to conform to Waters’ presentation. The remaining balance of $17 million within Other expense, net in the BDS Business’s historical presentation corresponds to the Other income (expense), net caption in Waters’ presentation.

The table below summarizes the mapping of financial statement line items between the BDS Business and Waters and the reclassification adjustments made to present the unaudited historical combined statement of income of the BDS Business for the year ended September 30, 2024, in conformity with the audited historical consolidated statement of operations of Waters for the year ended December 31, 2024 (in thousands).

BDS Business Presentation	Waters Presentation	Historical BDS Business	Reclassifications	Note	Historical BDS Business (Reclassified)
Product sales	Product sales	2,944,750	—		2,944,750
Service sales	Service sales	398,237	—		398,237
Cost of product sales	Cost of product sales	1,442,808	59,225	(i) (j) (k)	1,502,033
Cost of service sales	Cost of service sales	270,568	—		270,568
Selling and administrative expense	Selling and administrative expenses	865,718	(13,806)	(j) (k) (l)	851,912
Research and development expense	Research and development expenses	306,152	4,514	(k)	310,666
	Purchased intangibles amortization		37,147	(i)	37,147
Integration, restructuring, and transaction expense		88,707	(88,707)	(k)	—
Other operating income, net		1,627	(1,627)	(l)	—
Other expense, net	Other income (expense), net	(4,311)	(1,680)	(m)	(5,991)
	Interest expense		(4)	(m)	(4)
	Interest income		1,684	(m)	1,684
Income tax provision	Provision (benefit) for income taxes	45,137	—		45,137

Notes:

i.

Waters separately reflects purchased intangibles amortization in its own caption such that $37 million of amortization reflected within Cost of products sold in the BDS Business’s historical presentation was reclassified to Purchased intangibles amortization to conform to Waters’ presentation.

j.

The BDS Business’s shipping expenses were historically reflected within Selling and administrative expense while Waters records these amounts within Cost of product sales such that $71 million of shipping expenses were reclassified from Selling and administrative expense to Cost of product sales.

k.

Integration and restructuring expenses of $89 million were separately reflected in the BDS Business’s historical presentation. As there is no such separate caption in the Waters’ presentation, the balance was allocated to separate captions based on the nature of the expenses. A majority of the expenses are general in nature such that $59 million was reclassified to Selling and administrative expense to conform to Waters’ presentation. The remaining $30 million related to salaries, equipment and leases which relate to various functions included in other captions resulting in reclassifications of $25 million to Cost of product sales and $5 million to Research and development expenses.

l.

Other operating income, net of $2 million that was separately reflected in the BDS Business’s historical presentation was reclassified to Selling and administrative expenses to conform to Waters’ presentation.

m.

An immaterial amount of interest expense and $2 million of interest income that were reflected within Other expense, net in the BDS Business’s historical presentation were reclassified to Interest expense and Interest income, respectively, to conform to Waters’ presentation. The remaining balance of $6 million within Other expense, net in the BDS Business’s historical presentation corresponds to the Other income (expense), net caption in Waters’ presentation.

NOTE 4 – Separation Adjustments

a.

The BDS Business’s audited combined balance sheet as of September 30, 2025 excludes certain assets and liabilities related to pension and other post-retirement and post-employment benefit plans that have historically been held at the BD corporate level but are specifically identifiable or otherwise attributable to employees transferred to the BDS Business. Pro forma adjustments are included in the unaudited pro forma condensed combined balance sheet to reflect the impact of defined benefit plans of BD that will be transferred to the BDS Business pursuant to the Separation Agreement based on the amounts attributed to transferred employees of the BDS Business. These adjustments are based on an actuarial valuation performed based on a preliminary analysis of participant’s data as of September 30, 2025 and include assumptions that have a significant effect on the amounts reported. The pro forma adjustments recorded to the unaudited pro forma condensed combined balance sheet related to these plans are as follows:

•

An increase of an immaterial amount in Accrued employee compensation and of $27 million in Long-term portion of retirement benefits related to the defined benefit plan obligations of employees transferring to Waters;

•	A decrease of $6 million to Long-term income tax liabilities to reflect deferred tax assets resulting from defined benefit plan obligations for employees transferring to Waters;

•	A decrease of $21 million to Net parent investment for the related impact of the defined benefit plan obligations attributed to transferred employees of the BDS Business;

A 10% change in the valuation of the defined benefit plan obligation would cause a corresponding increase or decrease in the balance of Goodwill by $2 million and in the balance of Long-term income tax liabilities by $1 million as of September 27, 2025.

b.

In 2015, legislation was enacted in Italy which requires medical technology companies to make payments to the Italian government if Italy’s medical device expenditures exceed annual regional expenditure ceilings. The amount of these payments is based on the amount by which the regional ceilings for the given year were exceeded. Considerable uncertainty has existed regarding the enforceability and implementation of this payback legislation since it was enacted and the BDS Business, as well as other medical device companies, have filed appeals which challenge the enforceability of this legislation. As specified in the Separation Agreement, all historical liabilities resulting from this legislation and litigation are retained by BD and are not assumed by Waters. Since this historical liability is not being assumed by Waters as per the Separation Agreement, the following pro forma adjustments are made to remove the effects of the litigation accruals to the BDS Business in the unaudited pro forma condensed combined balance sheet:

•	A decrease of $17 million to Other long-term liabilities related to the liability that is not retained by the BDS Business;

•	An increase of $3 million to Long-term income tax liabilities to exclude deferred tax assets related to the litigation liability;

•	An increase of $14 million to Net parent investment for the related impact of the liability that is not retained by the BDS Business.

c.	The BDS Business’s audited combined balance sheet as of September 30, 2025 includes uncertain tax benefits that are retained by BD and are not assumed by Waters. The following pro forma adjustments remove the effects of the uncertain tax benefits to the BDS Business in the unaudited pro forma condensed combined balance sheet:

•	A decrease of $63 million to Long-term income tax liabilities related to the uncertain tax benefits that are not retained by the BDS Business.

•	An increase of $63 million to Net parent investment for the related impact of the uncertain tax benefits that are not retained by the BDS Business.

NOTE 5 – Pre-Merger Adjustments

The SpinCo Cash Distribution and related financing arrangements are required pre-Merger steps under the Separation Agreement and Merger Agreement to effect the Separation and Distribution. These capital structure adjustments are not discretionary, but contractual conditions precedent to consummation of the Transactions. The amount of the SpinCo Cash Distribution is equal to $4.0 billion, subject to adjustment for cash, working capital, and indebtedness of SpinCo and subject to decrease if additional shares of Waters Common Stock will be issued to the former holders of SpinCo.

Concurrently with the execution of the Merger Agreement, SpinCo entered into the SpinCo Bridge Commitment Letter with certain financial institutions, pursuant to which such financial institutions committed to provide senior unsecured bridge loans (the “SpinCo Bridge Loan”) under a 364-day senior unsecured bridge loan credit facility in an aggregate principal amount of up to $4.0 billion, subject to the terms and conditions of the SpinCo Bridge Commitment Letter. The SpinCo Bridge Commitment Letter was subsequently terminated on July 29, 2025, in connection with the entry into the Amended and Restated SpinCo Term Loan Commitment Letter, pursuant to which the SpinCo Commitment Parties fully committed to provide senior unsecured term loans under a senior unsecured term loan credit facility in an aggregate principal amount of up to $4.0 billion, subject to the terms and conditions of the Amended and Restated SpinCo Term Loan Commitment Letter. The debt financing contemplated by the Amended and Restated SpinCo Term Loan Commitment Letter (which is referred to herein as the SpinCo Financing) will be used to fund the SpinCo Cash Distribution subject to certain adjustments set forth in the Merger Agreement, and to pay fees and expenses related to the Transactions.

The following adjustments are included in the unaudited pro forma condensed combined balance sheet and unaudited pro forma condensed combined statements of operations to reflect the impact of these pre-Merger transactions.

Balance Sheet

The following summarizes the pre-Merger pro forma adjustments to give effect to those transactions that would occur immediately prior to the Merger, as if the Merger had been completed on September 27, 2025 for the purposes of the unaudited pro forma condensed combined balance sheet.

a.

Represents adjustments related to the debt issuance and cash payment in connection with the SpinCo Bridge Loan, SpinCo Financing, and SpinCo Cash Distribution. The adjustment reflects the following impact on the unaudited pro forma condensed combined balance sheet:

Cash and Cash Equivalents

As of September 27, 2025 (in thousands)
Proceeds from the issuance of the SpinCo Financing	$4,000,000
SpinCo Cash Distribution to BD	(4,000,000)
Debt issuance costs and financing fees related to the SpinCo Financing (i)	(5,067)

Pro forma adjustment to Cash and cash equivalents	$(5,067)

(i)

Of the total debt issuance costs and financing fees related to the SpinCo Financing of $11 million, $6 million were already paid by Waters and included in Waters’ income statement for nine months ended September 27, 2025 such that the pro forma adjustment above includes only those incremental costs of $5 million that have not been included in Waters’ historical financial statements as of September 27, 2025.

Additionally, debt issuance costs and financing fees related to the SpinCo Bridge Loan of $7 million were already paid by Waters and included in Waters’ income statement for nine months ended September 27, 2025 and therefore are excluded from the pro forma adjustments above.

Short-Term Debt and Long-Term Debt

As of September 27, 2025 (in thousands)
Proceeds from the issuance of the SpinCo Financing	$4,000,000

Debt issuance costs and financing fees related to the SpinCo Financing (i)	(5,067)

Total pro forma adjustment for debt	$3,994,933

Pro forma adjustment to Short-term debt	$3,495,567

Pro forma adjustment to Long-term debt	499,366

The first tranche of the SpinCo Financing totaling $3.5 billion matures one year following the Merger, while the second tranche of $0.5 billion matures two years following the Merger. Therefore, the first tranche is classified as Short-term debt while the second tranche is classified as Long-term debt. Waters expects to replace this debt with longer term financing at or before maturity.

(i)

Of the total debt issuance costs and financing fees related to the SpinCo Financing of $11 million, $6 million were already recognized in interest expense by Waters as of September 27, 2025 such that the pro forma adjustment above includes only the incremental contra-debt amount of $5 million that has not been included in Waters’ unaudited consolidated balance sheet as of September 27, 2025.

Equity

Represents a pro forma adjustment to reduce Net parent investment to reflect the SpinCo Cash Distribution to BD of $4.0 billion.

Statements of Operations

The following summarizes the pre-Merger pro forma adjustments to give effect to those transactions that would occur immediately prior to the Merger, for the purposes of the unaudited pro forma condensed combined statements of operations for nine months ended September 27, 2025 and for the year ended December 31, 2024.

b.

Represents an adjustment of $166 million for the nine months ended September 27, 2025 and $222 million for the year ended December 31, 2024 for incremental Interest expense related to the SpinCo Financing. Although the first tranche of the SpinCo Financing totaling $3.5 billion matures one year following the Merger and the second tranche of $0.5 billion matures two years following the Merger, the calculation of interest expense assumes that the first tranche of the SpinCo Financing will be replaced by permanent financing. Therefore, pro forma interest expense is reflected for the entire pro forma period presented based on a commensurate level of financing as if the first tranche was outstanding through September 27, 2025.

The interest rate on the SpinCo Financing reflects an assumed SOFR rate plus an applicable margin per the terms of the SpinCo Financing. As of December 5, 2025, the rate inclusive of these elements was determined to be 3.93% plus 1.225% of an applicable margin. The applicable margin is based on the credit rating of SpinCo; the applicable margin will increase approximately every 90 days over the term of the SpinCo Financing for the first tranche and will remain constant for the full duration of the second tranche. A sensitivity analysis has been performed to consider the effect that a change of 0.125% to the interest rate would have on Interest expense. A 0.125% increase or decrease in interest rates would result in a change in Interest expense of approximately $4 million for the nine months ended September 27, 2025 and $5 million for the year ended December 31, 2024.

The SpinCo Bridge Loan was terminated prior to the Transactions and replaced with the SpinCo Financing. Debt issuance costs and financing fees related to the SpinCo Bridge Loan of $7 million were recognized in their entirety as Interest expense in Waters’ unaudited consolidated statement of operations for the nine months ended September 27, 2025. Therefore, no pro forma adjustment is included for this amount.

c.

Represents an adjustment of $40 million for the nine months ended September 27, 2025 and $53 million for the year ended December 31, 2024 to reflect the estimated tax impacts of the pro forma adjustments in Provision for income taxes in the unaudited pro forma condensed combined statements of operations. The adjustment was determined by using a blended statutory tax rate of 24% for both the nine months ended September 27, 2025 and the year ended December 31, 2024. The total effective tax rate of the combined company could be significantly different depending on the geographical mix of income and other factors following the completion of the Transactions. Because the tax rate used for the unaudited pro forma condensed combined financial information is an estimate, it will likely vary from the actual rate in periods subsequent to the completion of the Transactions and those differences may be material.

There is no adjustment related to the tax impact of undistributed earnings included in the unaudited pro forma condensed combined balance sheet as the final transaction structure and chain of ownership has not been determined. Therefore, an adjustment for the potential tax impact is not reasonable and supportable as of the date of this proxy statement/prospectus.

NOTE 6 – Preliminary Purchase Consideration

Pursuant to the Merger, absent adjustment of the Exchange Ratio as detailed in the Merger Agreement and described elsewhere in this proxy statement/prospectus, the Exchange Ratio is designed to result in the issued and outstanding shares of Waters Common Stock on a fully diluted basis, immediately following the Merger being owned approximately 39.2% by the former holders of SpinCo Common Stock and approximately 60.8% by the Waters shareholders immediately prior to the Merger.

The following table represents the preliminary estimate of the purchase consideration to be paid in the Merger:

(in thousands, except per share amounts and exchange ratio)
Estimated number of fully diluted shares of Waters Common Stock immediately prior to the Merger (a)	60,069
Share issuance ratio (b)	0.64474

Estimated number of shares of Waters Common Stock to be issued to SpinCo shareholders as a result of the Merger	38,729
Waters Common Stock price (c)	$394.81

Estimated fair value of Waters Common Stock to be issued	$15,290,477
Estimated fair value of share-based compensation awards to be issued to BDS Business Employees related to pre-combination services (d)	27,199

Estimated preliminary purchase consideration	$15,317,676

a.	Estimated number of fully diluted shares of Waters Common Stock:

Number of shares of Waters Common Stock issued and outstanding (excluding Waters Common Stock held in treasury)	59,546
Number of shares of Waters Common Stock issuable upon conversion of Waters equity awards	523

60,069

b.

The number of shares of Waters Common Stock to be issued as a result of the Merger will be calculated such that immediately after the Merger such shares of Waters Common Stock issued to former holders of SpinCo Common Stock will represent approximately 39.2% of Waters Common Stock issued and outstanding on a fully diluted basis immediately following the Merger, and the shareholders of Waters Common Stock issued and outstanding immediately prior to the Merger will collectively own approximately 60.8% of Waters Common Stock issued and outstanding immediately following the Merger, i.e. the number of shares of Waters Common Stock immediately prior to the Merger (calculated on a fully diluted basis) multiplied by the quotient of 39.2% divided by 60.8%.

c.

Represents the closing price per share of Waters Common Stock as reported by the NYSE on December 5, 2025. The actual value of Waters Common Stock to be issued in the Merger will depend on the market price of shares of Waters Common Stock on the Closing Date. Therefore, the actual purchase consideration will fluctuate until the Merger is consummated. The final purchase consideration may differ significantly from the consideration assumed for purposes of preparing the unaudited pro forma condensed combined financial information.

d.

Estimated consideration for replacement of SpinCo’s outstanding equity awards. All outstanding BD SAR Awards (whether vested or unvested) held by a SpinCo Employee as of immediately prior to the Distribution Time will be converted, as of the Effective Time, into Waters SAR Awards and all BD TVU Awards and BD PSU Awards held by a SpinCo Employee as of immediately prior to the Distribution Time will be converted, as of the Effective Time, into Waters RSU Awards as set forth in the Employee Matters Agreement. A portion of the fair value of equity awards held by SpinCo Employees and replaced as a result of the Merger represents consideration transferred because it relates to services rendered by such BDS Business Employees to BD prior to the Merger. This amount is calculated based on the ratio of the pre-combination service period (from the grant date until assumed the Closing Date) to the longer of the original total service period or the modified service period, if any, multiplied by the fair value of the BD awards (the number of BD awards multiplied by the BD share price on the Closing Date). The compensation expense related to services provided post-Merger is discussed in item 7(o) below.

The table below depicts a sensitivity analysis of the estimated purchase consideration and goodwill, assuming a 10% increase or decrease of Waters’ Common Stock closing price used to determine the total estimated purchase consideration. This 10% is not indicative of Waters’ expectation for future stock price performance. For purposes of this calculation, the total number of shares of Waters Common Stock to be issued to holders of SpinCo Common Stock has been assumed to be the same as in the table above.

	Waters Common Stock closing price per share	Estimated preliminary purchase consideration (in thousands)	Goodwill (in thousands)
As presented in the unaudited pro forma condensed combined financial information	$394.81	$15,317,676	$9,554,870
A 10% increase in Waters Common Stock price	434.29	16,846,724	11,083,918
A 10% decrease in Waters Common Stock price	355.33	13,788,628	8,025,822

Preliminary purchase price allocation

The table below summarizes the preliminary allocation of purchase price to the assets acquired and liabilities assumed, as if the Merger had been completed on September 27, 2025. The allocation has not been finalized. The final determination of these estimated fair values, the assets’ useful lives and the amortization methods are dependent upon certain valuations and other analyses that have not yet been completed, and as previously stated could differ materially from the amounts presented in the unaudited pro forma condensed combined financial information. The final determination will be completed as soon as practicable but no later than one year after the consummation of the Merger.

The preliminary purchase price allocation is presented below:

As of September 27, 2025 (in thousands)
Estimated preliminary purchase consideration	$15,317,676

Assets

Cash and cash equivalents	68,662
Accounts receivable, net	600,787
Inventories	970,300
Other current assets	128,790
Property, plant and equipment, net	1,174,700
Intangible assets, net	9,728,000
Operating lease assets	274,726
Other assets	237,030

Liabilities

Accounts payable	196,993
Short-term debt (i)	3,500,336
Accrued employee compensation	154,005
Deferred revenue and customer advances	144,648
Current operating lease liabilities	22,915
Accrued income taxes	1,188
Accrued warranty	15,870
Other current liabilities	114,615
Long-term debt (i)	500,343
Long-term portion of retirement benefits	45,343
Long-term income tax liabilities	2,444,691
Long-term operating lease liabilities	251,811
Other long-term liabilities	27,431

Net Assets Acquired	5,762,806

Goodwill	$9,554,870

(i)	Includes the assumption of $4 billion of short-term and long-term debt incurred by SpinCo to fund the SpinCo Cash Distribution to BD prior to the completion of the Merger.

Any increase or decrease in the fair value of the net assets acquired, as compared to the information shown herein, could also change the portion of the purchase consideration allocable to goodwill and could impact the operating results of the combined company following the Transactions due to differences in the allocation of the purchase consideration, and changes in the depreciation and amortization related to some of these assets and liabilities.

NOTE 7 – Transaction Accounting Adjustments

Balance Sheet

The following summarizes the transaction accounting adjustments to give effect as if the Transactions and the incurrence of indebtedness under the Transaction Financing had been completed on September 27, 2025 for the purposes of the unaudited pro forma condensed combined balance sheet.

a.	Represents an adjustment to Cash and cash equivalents consisting of the following:

As of September 27, 2025 (in thousands)
Waters Bridge Facility debt issuance costs and financing fees (i)	$(1,705)
Transaction fees and expenses (ii)	(85,708)

Pro forma adjustment to Cash and cash equivalents	$(87,413)

(i)

Of the total debt issuance costs and financing fees related to the Waters Bridge Financing of $7 million, $5 million were already paid by Waters as of September 27, 2025 such that the pro forma adjustment above includes only those incremental costs of $2 million that have not yet been paid as of September 27, 2025.

(ii)

Of the total estimated costs of $95 million expected to be incurred by Waters through the closing of the Transactions for professional, legal and other fees, the unaudited pro forma condensed combined balance sheet reflects an adjustment for future costs not yet paid of $86 million reflected as a decrease to Cash and cash equivalents.

Though $86 million of transaction fees and expenses remain to be paid, $26 million have been incurred and accrued by Waters as of September 27, 2025. Therefore, the payment of transaction fees and expenses above results in corresponding adjustments to decrease Other current liabilities by $26 million and to decrease Retained earnings by $60 million. These adjustments reduce the liability accrued for expenses incurred but not paid and reduce equity for the remaining expenses that have not yet been incurred, respectively. The remaining effect to Retained earnings from the cash adjustment for the Waters Bridge Facility debt issuance costs and financing fees is described in item 7(c) below.

b.

Represents an adjustment of $228 million to Inventories to reflect the estimated step-up in fair value of SpinCo’s inventory acquired, valued using a cost-based approach. The calculated value is preliminary and subject to change and could vary materially from the final purchase price allocation.

As of September 27, 2025 (in thousands)
Finished Goods	$668,400
WIP	168,400
Raw Materials	133,500
Less: Historical Inventories	(742,594)

Pro forma adjustment to Inventories	$227,706

c.

Of the total debt issuance costs and financing fees related to the Waters Bridge Financing of $7 million, $5 million were already paid by Waters as of September 27, 2025 and capitalized to Other assets. Therefore, a pro forma adjustment reclassifies $5 million of previously capitalized costs to reflect the amount in Retained earnings as of September 27, 2025. An incremental adjustment to Retained earnings records the debt issuance costs not yet incurred of $2 million related to the Waters Bridge Facility that is recognized as interest expense upon the Closing Date due to extinguishment of the Waters Bridge Facility. In total, Retained earnings is adjusted by $7 million to reflect the total debt issuance costs and financing fees expensed as of the Closing Date.

d.

Represents an adjustment of $350 million to Property, plant and equipment, net to reflect the estimated step-up in fair value of those SpinCo assets acquired. The fair value estimate was determined based on the cost and market approaches. The calculated value is preliminary and subject to change and could vary materially from the final valuation.

As of September 27, 2025 (in thousands)
Land and land improvements	$64,600
Buildings and leasehold improvements	433,100
Production and other equipment	521,000
Construction in progress	156,000
Less: Historical Property, plant and equipment, net	(824,473)

Pro forma adjustment to Property, plant and equipment, net	$350,227

e.	Represents an adjustment of $9.5 billion to Intangible assets, net to reflect the estimated fair value of intangible assets acquired consisting of the following:

As of September 27, 2025 (in thousands)
Trade Names	$134,000
Developed Technology	2,679,000
Customer Relationships	6,915,000
Less: Historical Intangible assets, net	(178,574)

Pro forma adjustment to Intangible assets, net	$9,549,426

The fair value estimates for identifiable intangible assets are preliminary and are based upon assumptions that market participants would use in pricing an asset. The fair values of the trade name portfolio, developed technology, and customer relationships are valued based on earning and royalty-based methodologies, which incorporate assumptions and methods suitable for estimating the future economic benefits of these assets. The calculated value is preliminary and subject to change and could vary materially from the final valuations.

A 10% change in the valuation of intangible assets would cause a corresponding increase or decrease in the balance of Goodwill and Long-term income tax liabilities by $739 million and $233 million, respectively, as of September 27, 2025.

f.	Represents an adjustment to Goodwill to reflect the resulting goodwill that would have been recorded if the Merger occurred on September 27, 2025.

As of September 27, 2025 (in thousands)
Goodwill resulting from the Merger	$9,554,870
Less: Historical goodwill of the BDS Business	(896,017)

Pro forma adjustment to Goodwill	$8,658,653

g.

Represents an adjustment to decrease Operating lease assets by $74 million to reflect the remeasurement of the BDS Business’s leases based on Waters’ estimated incremental borrowing rate as of the date of the Transactions.

h.

Represents adjustments to Short-term debt and Long-term debt of $4 million and $1 million, respectively, to reflect the adjustment to the fair value of the SpinCo Financing assumed in the Merger. As debt issuance costs and financing fees do not meet the definition of an asset, $5 million in financing fees were not recognized as part of the Merger. Consistent with item 5(a) above, of the total debt issuance costs and financing fees related to the SpinCo Financing of $11 million, $6 million were already recorded to interest expense by Waters as of September 27, 2025 such that the adjustment adjusts the fair value only for those remaining debt issuance costs and financing fees not yet reflected in Waters’ unaudited consolidated financial information as of September 27, 2025.

i.

Represents an adjustment to Long-term income tax liabilities of $2.4 billion for the estimated tax impacts of the pro forma adjustments to deferred income taxes as a result of purchase accounting, in the unaudited pro forma condensed combined balance sheet as of September 27, 2025 by using a blended statutory tax rate of 24%. Additionally, an adjustment of $11 million is recorded in Accrued income taxes to reflect a decrease to current income taxes payable related to the tax effect of deductible transaction costs assuming a blended statutory tax rate of 24%. The reduction of the accrued liability results in a corresponding adjustment to increase Retained earnings by $11 million. The total effective tax rate of the combined company could be significantly different than the blended statutory tax rate applied depending on the geographical mix of income and other factors following the completion of the Transactions. Because the tax rate used for this unaudited pro forma condensed combined financial information is an estimate, it will likely vary from the actual rate in periods subsequent to the completion of the business combination and those differences may be material.

j.	Represents an adjustment to Total stockholders’ equity as of September 27, 2025 consisting of the following:

in thousands)	Common stock	Additional paid-in capital	Retained earnings		Accumulated other comprehensive losses	Net parent investment
Elimination of total historical equity of SpinCo	$—	$—	$		$92,294	$883,168
Issuance of shares of Waters Common Stock	387	15,290,090			—	—
Replacement of share-based compensation awards related to pre-combination services	—	27,199			—	—
Payment of transaction fees and expenses (i)				(59,845)
Payment of Waters Bridge Facility debt issuance costs and financing fees (ii)				(7,211)
Reduction to accrued income taxes related to deductible transaction costs (iii)				10,594

Pro forma adjustment to Total stockholders’ equity	$387	$15,317,289		$(56,462)	$92,294	$883,168

(i)	Refer to item 7(a) for supporting details.
(ii)	Refer to item 7(c) for supporting details.
(iii)	Refer to item 7(i) for supporting details.

Statements of Operations

k.

Represents an adjustment to Cost of product sales from the run-off of the estimated step-up in fair value of inventory acquired. As all inventory is expected to be sold within a year following the Merger, no adjustment is needed for the nine months ended September 27, 2025, and $228 million is reflected as an adjustment for the year ended December 31, 2024.

l.

Represents an adjustment to Selling and administrative expenses of $61 million for the year ended December 31, 2024 resulting from estimated transaction-related costs that are not currently reflected in the historical consolidated financial information of Waters, which consist of professional, legal, and other acquisition-related fees.

m.

Represents an adjustment for the incremental depreciation expense of $11 million for the nine months ended September 27, 2025 and $8 million for the year ended December 31, 2024 relating to the estimated step-up in fair value of Property, plant and equipment, net. Depreciation expense is based on a straight-line methodology over the estimated useful lives noted below. Given that depreciation is reflected in multiple captions based on the nature of the asset, the adjustment is applicable to the captions as noted below.

	Estimated Useful Life (in years)	Nine months ended September 27, 2025 (in thousands)	Year ended December 31, 2024 (in thousands)
Depreciation expense – Land improvements	7	$304	$406
Depreciation expense – Buildings and leasehold improvements	12 - 22	15,204	20,272
Depreciation expense – Production and other equipment	2 - 7	37,302	49,736
Less: Historical depreciation expense related to property, plant and equipment		(41,977)	(62,068)

Total incremental depreciation expense:		$10,833	$8,346

Pro forma adjustment to Cost of product sales		$8,865	$6,748
Pro forma adjustment to Selling and administrative expenses		668	510
Pro forma adjustment to Research and development expenses		1,300	1,088

n.

Represents the net adjustment to Purchased intangibles amortization of $504 million for the nine months ended September 27, 2025 and $674 million for the year ended December 31, 2024 relating to the estimated fair values of the Intangible assets recognized in the Transaction.

	Estimated Useful Life (in years)	Nine months ended September 27, 2025 (in thousands)	Year ended December 31, 2024 (in thousands)
Amortization on Trade Names	3	$33,500	$44,667
Amortization of Developed Technology	11-12	175,790	234,386
Amortization of Customer Relationships	16	324,141	432,188
Less: Historical Purchased intangibles amortization		(28,975)	(37,148)

Pro forma adjustment to Purchased intangibles amortization		$504,456	$674,093

A 10% change in the valuation of intangible assets would cause a corresponding increase or decrease in the amount of amortization expense by $53 million for the nine months ended September 27, 2025 and $71 million for the year ended December 31, 2024.

o.

Represents an adjustment of $29 million for the nine months ended September 27, 2025 and an adjustment of $36 million for the year ended December 31, 2024 resulting from the recognition of replacement share-based awards attributable to post-combination services, net of historical share-based compensation that has been reversed. Pro forma share-based compensation expense has been calculated by using the acquisition-date fair value of the Waters replacement awards (the number of BD awards converted to Waters awards using the Exchange Ratio, multiplied by the Waters share price on the Closing Date) less the amount attributed to pre-combination services disclosed in Note 6 – Preliminary Purchase Consideration. Given that share-based compensation expense is reflected in multiple captions based on the nature of the award, the adjustment is applicable to the captions as noted below:

	Nine months ended September 27, 2025 (in thousands)	Year ended December 31, 2024 (in thousands)
Pro forma share-based compensation expense	$3,368	$8,197
Less: Historical share-based compensation expense	(32,250)	(44,000)

Total reduction in share-based compensation expense	$(28,882)	$(35,803)

Pro forma adjustment to Cost of product sales	$(6,045)	$(7,323)
Pro forma adjustment to Selling and administrative expenses	(18,135)	(22,784)
Pro forma adjustment to Research and development expenses	(4,702)	(5,696)

p.

Represents an adjustment for the incremental Interest expense related to the Waters Bridge Facility to reflect the amount as interest expense as of the Closing Date given that the debt is not expected to be drawn. This results in an adjustment of $7 million for the year ended December 31, 2024. As of the date of this proxy statement/prospectus, Waters believes that the assumption of no Waters Special Dividend is the most meaningful representation based on current analysis and estimates of Overlap Shareholders as described above. Accordingly, Waters does not expect to replace the Waters Bridge Facility with permanent financing at or before maturity. As a result, no adjustment is needed for the nine months ended September 27, 2025.

q.

Represents an adjustment for the estimated tax impacts of the pro forma adjustments in Provision for income taxes in the unaudited pro forma condensed combined statement of operations by using a blended statutory tax rate of 24% for both the nine months ended September 27, 2025 and the year ended December 31, 2024. This results in an adjustment of $117 million for the nine months ended September 27, 2025 and $222 million for the year ended December 31, 2024.

The total effective tax rate of the combined company could be significantly different depending on the geographical mix of income and other factors following the completion of the Transactions. Because the tax rate used for this pro forma financial information is an estimate, it will likely vary from the actual rate in periods subsequent to the completion of the business combination and those differences may be material.

There is no adjustment related to the tax impact of undistributed earnings included in the unaudited pro forma condensed combined statements of operations as the final transaction structure and chain of ownership has not been determined. Therefore, an adjustment for the potential tax impact is not reasonable and supportable as of the date of this proxy statement/prospectus.

NOTE 8 — Earnings per Share

As a result of the adjustments as described above, an adjustment to earnings per share (“EPS”) for the nine months ended September 27, 2025 and for the year ended December 31, 2024 was made to present pro forma basic and diluted weighted average shares of the combined company using the historical weighted average shares of Waters Common Stock outstanding combined with the additional Waters equity awards issued in connection with the Merger. The following table sets forth a reconciliation of the numerators and denominators used to compute pro forma basic and diluted earnings per share:

Pro Forma Basic Weighted-Average Shares	Nine months ended September 27, 2025 (in thousands, except per share data)	Year ended December 31, 2024 (in thousands, except per share data)
Pro forma net income attributable to common shareholders	$196,696	$70,185

Historical weighted-average number of basic common shares	59,496	59,333
Issuance of shares to SpinCo common stock shareholders	38,729	38,729
Impact of Waters RSUs and SARs to replace SpinCo RSUs and SARs	15	15

Pro forma weighted average shares (basic)	98,240	98,077

Pro forma basic EPS	$2.00	$0.72

Pro Forma Diluted Weighted-Average Shares	Nine months ended September 27, 2025 (in thousands, except per share data)	Year ended December 31, 2024 (in thousands, except per share data)
Pro forma net income attributable to common shareholders	$196,696	$70,185

Historical weighted-average number of diluted common shares and equivalents	59,656	59,552
Issuance of shares to SpinCo common stock shareholders	38,729	38,729
Dilutive impact of Waters RSUs and SARs to replace SpinCo RSUs and SARs	47	47

Pro forma weighted average shares (diluted)	98,432	98,328

Pro forma diluted EPS	$2.00	$0.71

NOTE 9 — Additional Presentation to Reflect Possible Waters Special Dividend

As described in Note 2—Basis of Presentation, the number of shares of Waters Common Stock that Waters will issue at the completion of the Transactions may change depending on the nature and extent of shareholders who may be counted as Overlap Shareholders for purposes of determining the Exchange Ratio. The Merger Agreement provides that Waters may declare a Waters Special Dividend to its shareholders in an amount that will depend on the number of shares being issued, but which may range in amount between $0.01 per share and approximately $4.0 billion. In the event that the Exchange Ratio is increased, requiring a Waters Special Dividend, the SpinCo Cash Distribution will also decrease, by up to $2.3 billion.

The extent of the Overlap Shareholders is outside of Waters’ and BD’s control and will not be known until the completion of the Transactions. The grant of the IRS Ruling is at the discretion of the IRS. Waters, BD, and SpinCo can offer no assurance concerning the extent of the Overlap Shareholders at the completion of the Transactions or assurance that the IRS Ruling will be received.

The unaudited pro forma condensed combined financial information and related notes were prepared assuming an illustrative scenario, which represents the amount of Waters common shares that will be exchanged in the Transactions assuming no payment of the Waters Special Dividend based on facts and circumstances existing at the time of the filing of this proxy statement/prospectus, including an assumption that the IRS Ruling will be received, assumption as to its contents and an assumption of the extent of the Overlap Shareholders that will exist at Closing.

The additional presentation below gives effect to another possible result that will depend on the extent of the Overlap Shareholders. The possible result below is presented as the “Maximum Special Dividend” (reflecting $4.0 billion cash dividend paid to Waters shareholders upon completion of the Transactions and the incurrence of indebtedness under the Transaction Financing). The Maximum Special Dividend scenario presented below assumes that Waters would fully draw upon the Waters Bridge Facility entered in connection with the Transactions to fund the Waters Special Dividend, resulting in additional financing fees and incremental interest expense. Where the Exchange Ratio increases and requires a Waters Special Dividend of $4.0 billion, the SpinCo Cash Distribution will decrease by $2.3 billion, from $4.0 billion to $1.8 billion. If the Waters Special Dividend is paid, Waters directors participating in the Waters Director Deferred Compensation Plan who have elected to receive fees in Common Stock Units will be kept whole pursuant to the existing anti-dilution provisions in the applicable plan documents. Any such participation will depend upon the amount of the Waters Special Dividend, determinations made by the Compensation Committee of the Waters Board and other facts and circumstances as of the date of the dividend. Given the mechanism to keep Waters directors whole has not been determined, no adjustment has been reflected. Further assessment of impacts to existing agreements and arrangements as a result of the Maximum Bridge Facility Dividend may affect the assumptions set forth.

The following table represents the preliminary estimate of the purchase consideration to be paid in the Transaction under the Maximum Special Dividend scenario:

(in thousands, except per share data)	Illustrative Scenario	Maximum Special Dividend
Estimated number of shares of Waters Common Stock to be issued in the Merger in the illustrative scenario (i)	38,729	38,729
Plus: Incremental number of shares of Waters Common Stock to be issued in the Maximum Special Dividend scenario (ii)	—	17,907

Total estimated number of shares of Waters common stock to be issued in the Merger	38,729	56,636
Waters common stock price	$394.81	$394.81
Less: Impact of Waters Special Dividend on Waters Common Stock per share (per share)(iii)	—	(66.59)

Waters Common Stock price after impact of Waters Special Dividend on Waters price per share (per share)	$394.81	$328.22

Estimated fair value of Waters common stock to be issued	$15,290,477	$18,589,065
Estimated equity consideration related to pre-combination share-based compensation awards	27,199	27,199

Estimated preliminary purchase consideration	$15,317,676	$18,616,264

(i)

For the illustrative scenario, the estimated number of shares of Waters Common Stock to be issued in the Merger was calculated as the product of (a) the estimated number of fully diluted shares of Waters Common Stock immediately prior to the Merger multiplied by (b) the share issuance ratio, as detailed in Note 6 – Preliminary Purchase Consideration.

(ii)

The incremental shares of Waters Common Stock to be issued in the Maximum Special Dividend scenario was calculated based on the terms of the Merger Agreement as the quotient of (c) the Aggregate Cap of $6.25 billion divided by (d) $349.02. The payment of the Maximum Special Dividend of $4.0 billion assumes an Aggregate Adjustment Amount up to the Aggregate Cap of $6.25 billion. The Aggregate Adjustment Amount is calculated based on the product of (e) the amount by which the Exchange Ratio increases, (f) $349.02, and (g) the number of outstanding shares of SpinCo Common Stock outstanding immediately prior to the Effective Time. Noting that the number of incremental shares of Waters Common Stock to be issued is a function of (e) and (g) in the preceding calculation, the incremental shares of Waters Common Stock to be issued in the Maximum Special Dividend scenario is calculated based on the Aggregate Adjustment Amount of $6.25 billion divided by $349.02.

(iii)

Because the payment of the Waters Special Dividend is conditioned on the closing of the Merger, it is anticipated that the market value of Waters Common Stock will decline as a result of the Waters Special Dividend. The estimated Waters Special Dividend per share is derived by the total amount of the Waters Special Dividend (estimated to be $4.0 billion) over the number of Waters common stock issued and outstanding immediately prior to the Effective Time (estimated to be 60 million shares). BD shareholders who receive Waters Common Stock in the Merger will not be entitled to the Waters Special Dividend since the record date for the Waters Special Dividend will be prior to the Effective Time.

The following represents the impact of the Maximum Special Dividend on the unaudited pro forma condensed combined balance sheet as of September 27, 2025. The Incremental Pre-Merger Adjustments and Incremental Transaction Accounting Adjustments reflect the impact of the Maximum Special Dividend scenario compared to the Pre-Merger Adjustments and Transaction Accounting Adjustments calculated in the Illustrative Scenario.

	Illustrative Scenario			Maximum Special Dividend
(in thousands)	Separation and Pre- Merger Adjustments	Transaction Accounting Adjustments	Pro Forma Combined	Incremental Separation and Pre- Merger Adjustments	Note		Incremental Transaction Accounting Adjustments	Note		Pro Forma Combined
Cash and cash equivalents	$(5,067)	$(87,413)	$440,367	$2,250,000	9	(a)	$(2,206,800)	9	(c)	$483,567
Other current assets	—	(5,506)	261,896	—			—			261,896
Goodwill	—	8,658,853	10,893,228	—			1,048,588	9	(e)	11,941,816
Short-term debt	3,495,567	4,433	3,500,336	—			1,785,989	9	(d)	5,286,325
Other current liabilities	—	(25,863)	286,220	4,000,000	9	(b)	(4,000,000)	9	(c)	286,220
Long-term debt	499,366	634	1,447,549	—			—			1,447,549
Common stock	—	387	2,018	—			179	9	(f)	2,197
Additional paid-in capital	—	15,317,289	17,713,766	—			3,298,409	9	(f)	21,012,175
Retained earnings	—	(56,462)	10,149,608	(4,000,000)	9	(b)	7,211	9	(d)	6,156,819
Net parent investment	(3,943,173)	883,168	—	2,250,000	9	(a)	(2,250,000)	9	(f)	—

The following represents the impact of the Maximum Special Dividend on the unaudited pro forma condensed combined statement of operations for the nine months ended September 27, 2025.

	Illustrative Scenario			Maximum Special Dividend
(in thousands)	Pre-Merger Adjustments	Transaction Accounting Adjustments	Pro Forma Combined	Incremental Pre-Merger Adjustments	Note	Incremental Transaction Accounting Adjustments	Note		Pro Forma Combined
Operating income	$—	$(486,407)	$389,942	$—		$—			$389,942
Other expense, net	—	—	(15,723)	—		—			(15,723)
Interest expense	(166,358)	—	(221,677)	—		(86,012)	9	(d)	(307,689)
Interest income	—	—	14,871	—		—			14,871

Income (loss) before income taxes	(166,358)	(486,407)	167,413	—		(86,012)			81,401
Provision for income taxes	(39,926)	(116,738)	(29,283)	—		(20,643)	9	(g)	(49,926)

Net income	(126,432)	(369,669)	196,696	—		(65,369)			131,327

Net income per basic common share			$2.00						$1.13
Weighted-average number of basic common shares Basic			98,240						116,132
Net income per diluted common share			$2.00						$1.13
Weighted-average number of diluted common shares and equivalents			98,432						116,292

The following represents the impact of the Maximum Special Dividend on the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024.

	Illustrative Scenario			Maximum Special Dividend
(in thousands)	Pre-Merger Adjustments	Transaction Accounting Adjustments	Pro Forma Combined	Incremental Pre-Merger Adjustments	Note	Incremental Transaction Accounting Adjustments	Note		Pro Forma Combined
Operating income	$—	$(935,187)	$261,827	$—		$—			$261,827
Other expense, net	—	—	(5,215)	—		—			(5,215)
Interest expense	(221,882)	(7,211)	(318,774)	—		(107,471)	9	(d)	(426,245)
Interest income	—	—	19,100	—		—			19,100

Income (loss) before income taxes	(221,882)	(942,398)	(43,062)	—		(107,471)			(150,533)
Benefit for income taxes	(53,252)	(222,166)	(113,247)	—		(25,793)	9	(g)	(139,040)

Net income (loss)	$(168,630)	$(720,232)	$70,185	$—		$(81,678)			$(11,493)

Net income (loss) per basic common share			$0.72						$(0.10)
Weighted-average number of basic common shares Basic			98,077						115,984
Net income (loss) per diluted common share			$0.71						$(0.10)
Weighted-average number of diluted common shares and equivalents(1)			98,328						115,984

(1)

There was no difference in the weighted average number of common shares used for the calculation of pro forma basic and diluted loss per share in the Maximum Special Dividend scenario as the effect of all potentially dilutive shares outstanding would have been anti-dilutive.

Incremental Pre-Merger Adjustments

a.

The SpinCo Cash Distribution decreases from $4.0 billion to $1.8 billion. However, SpinCo will continue to draw the entirety of the $4.0 billion SpinCo Financing and use the remainder of the funds to pay the Waters Special Dividend as further described below. The change to the SpinCo Cash Distribution results in the following incremental adjustments:

Cash and cash equivalents

While the SpinCo Cash Distribution is decreased to $1.8 billion, SpinCo will still draw the entirety of the $4.0 billion SpinCo Financing. Therefore, Cash and cash equivalents reflects an incremental adjustment of $2.3 billion as of September 27, 2025 to include the cash retained by SpinCo from the SpinCo Financing.

Net parent investment

As SpinCo pays only $1.8 billion for the reduced SpinCo Cash Distribution, the adjustment to Net parent investment is reduced by $2.3 billion as compared to the illustrative scenario as of September 27, 2025.

b.

The Waters Special Dividend is declared prior to the Merger, but is not paid until after the Merger, when the requisite cash is obtained from the funds SpinCo retains from the SpinCo Financing. This results in the following incremental adjustments:

Other current liabilities

An incremental adjustment is made to increase Other current liabilities to reflect a dividend payable of $4.0 billion for Waters based on the dividend declared but not yet paid.

Retained earnings

As a result of the divided declaration, an incremental adjustment is reflected to decrease Retained earnings by $4.0 billion.

Incremental Transaction Accounting Adjustments

c.

Waters will draw $1.8 billion from the Waters Bridge Facility to fund, in part, the Waters Special Dividend of $4.0 billion. The remaining portion of the Waters Special Dividend will be paid from the excess cash from SpinCo’s draw on the SpinCo Financing that is acquired in the Merger. The payment of the Waters Special Dividend through these funds results in the following incremental adjustments:

Cash and cash equivalents

Waters will draw $1.8 billion from the Waters Bridge Facility to fund, in part, the Waters Special Dividend of $4.0 billion. The remaining portion of the Waters Special Dividend will be paid from the excess cash from the SpinCo’s draw on the SpinCo Financing that is acquired in the Merger. The proceeds of $1.8 billion from the Waters Bridge Facility is offset by the payment of the Waters Special Dividend of $4.0 billion, resulting in a net decrease to Cash and cash equivalents of $2.2 billion. Further, the draw of Waters Bridge Facility increases financing fees for incremental contingent fees that are incurred upon the draw, resulting in a further decrease to cash of $7 million for Waters’ payment of the fees. The Waters Bridge Facility, therefore, results in a decrease to Cash and cash equivalents of $2.2 billion as of September 27, 2025.

Other current liabilities

The payment of $4.0 billion for the Waters Special Dividend as described above extinguishes the previously recorded dividend liability, resulting in a $4.0 billion adjustment to reduce Other current liabilities.

d.	The draw of the Waters Bridge Facility will also result in the following incremental adjustments related to the resulting debt accounting:

Short-term debt

As the Waters Bridge Facility is drawn in the Maximum Special Dividend scenario, an incremental adjustment is made to Short-term debt to reflect the debt proceeds of $1.8 billion, net of $14 million of debt issuance and financing fees incurred upon the draw of the Waters Bridge Facility. This results in a net incremental adjustment to Short-term debt of $1.8 billion as of September 27, 2025. This obligation is classified as Short-term debt based on its term of one year. Waters expects to replace this debt with permanent financing at or before maturity.

Retained earnings

The illustrative scenario assumed that the Waters Bridge Facility would not be drawn and therefore reflected an adjustment of $7 million to Retained earnings for debt issuance and financing fees recognized as interest expense upon the extinguishment of the debt commitments. However, upon the draw of the Waters Bridge Facility in the Maximum Special Dividend scenario, all such costs are included in the carrying value of the debt. Therefore, an adjustment increases Retained earnings by $7 million to reverse the impact of the expense recognition in the illustrative scenario.

Interest expense

In the illustrative scenario, $7 million of interest expense for the year ended December 31, 2024 was reflected related to the debt issuance costs and financing fees for the undrawn Waters Bridge Facility extinguished as of the Closing Date. As the Waters Bridge Facility is drawn in the Maximum Special Dividend scenario, interest expense is calculated under the effective interest method resulting in interest of $86 million for the nine months ended September 27, 2025 and $114 million for the year ended December 31, 2024. Therefore, an incremental adjustment increases Interest expense by $86 million for the nine months ended September 27, 2025 and $107 million for the year ended December 31, 2024. Although the term of the Waters Bridge Facility is only one year, Waters expects to replace this debt with permanent financing at or before maturity under the Maximum Special Dividend scenario. As a result, the adjustment to record interest expense assumes the Waters Bridge Loan was outstanding for the nine months ended September 27, 2025 and for the entire year ended December 31, 2024. A sensitivity analysis has been performed to consider the effect of a change of 0.125% to the interest rate would have on Interest expense. A 0.125% increase or decrease in interest rates would result in a change in Interest expense of approximately $2 million for the nine months ended September 27, 2025 and $2 million for the year ended December 31, 2024.

e.	Goodwill

As a result of the changes to purchase consideration and the changes in net assets acquired based on prior incremental adjustments, each as described above, an incremental adjustment of $1.0 billion to Goodwill is reflected as of September 27, 2025.

f.	Given the changes in purchase price and the adjustment to Net parent investment, each as described above, incremental adjustments are reflected for Stockholders’ equity as noted below:

Common stock and Additional paid-in capital

The incremental Waters common stock to be issued in the Maximum Special Dividend scenario results in an incremental adjustment to Common stock of an immaterial amount and to Additional paid-in capital of $3.3 billion, both as of September 27, 2025.

Net parent investment

Noting the reduced adjustment to Net parent investment of $2.3 billion in the pre-Merger adjustments resulting from the decreased SpinCo Cash Distribution, an incremental offsetting adjustment of $2.3 billion is recorded as part of the transaction accounting adjustments to fully eliminate the historical equity of the BDS Business.

g.	Provision for income taxes

As a result of the incremental Interest expense for the Waters Bridge Facility noted above, an incremental adjustment is recorded in Provision for income taxes of $21 million for the nine months ended September 27, 2025 and $26 million for the year ended December 31, 2024. The amount was calculated using a blended statutory tax rate of 24% for both the nine months ended September 27, 2025 and the year ended December 31, 2024.

The total effective tax rate of the combined company could be significantly different depending on the post-acquisition geographical mix of income and other factors. Because the tax rate used for this pro forma financial information is an estimate, it will likely vary from the actual rate in periods subsequent to the completion of the business combination and those differences may be material.

U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION AND THE MERGER

The following discussion is a summary of the material U.S. federal income tax consequences applicable to BD and BD shareholders as a result of the Distribution and the Merger and to the Waters shareholders (prior to the Merger) as a result of any Waters Special Dividend. This summary is based on the Code, the Treasury Regulations, and judicial and administrative interpretations of those authorities, in each case as in effect as of the date of this prospectus, and all of which are subject to change at any time, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions set forth in this discussion. This summary assumes that the Transactions will be consummated in accordance with the Separation Agreement and the Merger Agreement and as described in this prospectus. Except as discussed below with respect to the Waters Special Dividend, this summary is limited to BD shareholders and Waters shareholders that are U.S. holders and hold their shares of BD Common Stock or Waters Common Stock, as applicable, as a capital asset within the meaning of the Code.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of shares of BD Common Stock or Waters Common Stock, as applicable, that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•

a corporation (or other entity or arrangement subject to tax as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (i) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) it has a valid election in place under applicable Treasury Regulations to be treated as a U.S. person.

A “non-U.S. holder” is a beneficial owner of shares of BD Common Stock or Waters Common Stock, as applicable, that is not a U.S. holder (and not a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes).

This summary does not discuss all tax consequences that may be relevant to holders of BD Common Stock or Waters Common Stock, as applicable, in light of their particular circumstances, nor does it address the consequences to U.S. holders of BD Common Stock or Waters Common Stock, as applicable, subject to special treatment under the U.S. federal income tax laws, such as:

•	dealers or traders in securities;

•	tax-exempt entities;

•	banks, financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	Persons who acquired shares of BD Common Stock or Waters Common Stock, as applicable, pursuant to the exercise of employee stock options or otherwise as compensation;

•

Persons owning shares of BD Common Stock or Waters Common Stock, as applicable, as part of a position in a straddle or as part of a hedging, conversion or other risk reduction transaction for U.S. federal income tax purposes;

•	certain former citizens or long-term residents of the United States;

•	Persons who are subject to the alternative minimum tax;

•	a partnership or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes;

•	Persons who own shares of BD Common Stock or Waters Common Stock, as applicable, through a partnership or any other entity treated as a partnership for U.S. federal income tax purposes;

•	Persons whose functional currency is not the U.S. dollar; or

•	Persons who hold shares of BD Common Stock or Waters Common Stock, as applicable, through a tax-qualified retirement plan.

Moreover, this discussion does not address any non-U.S., state or local tax consequences, any aspect of the Medicare tax on net investment income, the Foreign Account Tax Compliance Act of 2010 (including the Treasury Regulations promulgated thereunder and intergovernmental agreements entered into pursuant thereto or in connection therewith and any laws, regulations or practices adopted in connection with any such agreement) or any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws.

If a partnership, or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds shares of BD Common Stock or Waters Common Stock, as applicable, then the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to its tax consequences of the Distribution and the Merger or the Waters Special Dividend, as applicable, to it.

EACH SHAREHOLDER IS URGED TO CONSULT ITS TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE DISTRIBUTION AND THE MERGER OR THE WATERS SPECIAL DIVIDEND, AS APPLICABLE, TO THAT SHAREHOLDER, INCLUDING THE EFFECT OF ANY U.S. FEDERAL, STATE OR LOCAL OR FOREIGN TAX LAWS AND OF CHANGES IN APPLICABLE TAX LAWS.

Treatment of the Distribution

The consummation of the Distribution is conditioned upon the receipt by BD of the BD Distribution Tax Opinion, to the effect that (among other things) the Contribution and Distribution, taken together, will qualify as a “reorganization” under Sections 355 and 368(a)(1)(D) of the Code. This condition is waivable, and Waters will undertake to recirculate and resolicit shareholder approval if the condition is waived and the change in U.S. federal income tax consequences is material. As set forth in the tax opinion included herewith as Exhibit 8.2:

•	the Contribution and Distribution, taken together, will qualify as a “reorganization” under Sections 355 and 368(a)(1)(D) of the Code;

•

subject to the discussion below regarding Section 355(e) of the Code, and except for taxable income or gain possibly arising as a result of certain internal reorganization transactions undertaken prior to or in anticipation of the Distribution, BD will not recognize gain or loss in connection with the Contribution and the Distribution;

•	no gain or loss will be recognized by, or be includible in the income of, a U.S. holder of BD Common Stock solely as a result of the receipt of SpinCo Common Stock in the Distribution;

•

the aggregate tax basis in the shares of BD Common Stock and SpinCo Common Stock in the hands of each U.S. holder of BD Common Stock immediately after the Distribution will be the same as the aggregate tax basis of the shares of BD Common Stock held by such U.S. holder immediately before the Distribution, allocated between the shares of BD Common Stock and SpinCo Common Stock in proportion to their relative fair market values immediately following the Distribution; and

•

the holding period for each U.S. holder of BD Common Stock for the SpinCo Common Stock received in the Distribution will include the holding period for the BD Common Stock with respect to which the SpinCo Common Stock was received.

The BD Distribution Tax Opinion will be based on, among other things, certain assumptions as well as on the accuracy, correctness and completeness of certain covenants, representations and statements made by BD, SpinCo and Waters. If any of the assumptions, representations or statements made by BD, SpinCo or Waters are, or become, inaccurate, incorrect or incomplete, or if BD, SpinCo or Waters breach any of their covenants, then the BD Distribution Tax Opinion may be invalid and the conclusions reached therein could be jeopardized.

In addition to the receipt of the BD Distribution Tax Opinion, a condition to the consummation of the Distribution and the Merger is the receipt by BD of the IRS Ruling addressing, among other things, the nature and extent of shareholders who may be counted as Overlap Shareholders, the counting methodologies employed, and the sources that can be referenced to for ascertaining such shareholders, for purposes of determining the Exchange Ratio in the Merger (for additional information on the contents of the IRS Ruling, see the section entitled “The Transactions—IRS Ruling”). If the IRS Ruling is not obtained, then this condition will not be satisfied, and unless this condition is waived by BD, the Distribution and the Merger will not be consummated. In addition, Skadden would likely be unable to deliver the BD Distribution Tax Opinion if the IRS Ruling is not obtained due to the uncertainties associated with ascertaining Overlap Shareholders in the absence of an IRS private letter ruling. There can be no assurance that the IRS Ruling will be received on a timely basis, and any delay or failure to obtain the IRS Ruling may prevent the Distribution, Merger and related transactions from being completed.

If the Contribution and Distribution, taken together, were determined not to qualify as a “reorganization” under Sections 368(a) and 355 of the Code, BD would recognize taxable gain as if it had sold the SpinCo Common Stock in a taxable sale for its fair market value, which could result in significant tax to BD. In addition, each U.S. holder of BD Common Stock who receives SpinCo Common Stock in the Distribution would be treated as receiving a taxable distribution equal to the amount of the fair market value of the SpinCo Common Stock received by the U.S. holder. Specifically, the full value of SpinCo Common Stock distributed to a U.S. holder of BD Common Stock would be treated first as a taxable dividend to the extent of the holder’s pro rata share of BD’s current and accumulated earnings and profits, then as a non-taxable return of capital to the extent of the holder’s basis in the BD Common Stock, and finally as capital gain from the sale or exchange of BD Common Stock with respect to any remaining value.

Even if the Contribution and Distribution, taken together, otherwise qualify as a transaction described in Sections 355 and 368(a)(1)(D) of the Code, the Distribution would be taxable to BD (but not to U.S. holders of BD Common Stock) pursuant to Section 355(e) of the Code if one or more persons acquire a 50% or greater interest (measured by vote or value) in the BD Common Stock or SpinCo Common Stock (or Waters Common Stock after the Merger), directly or indirectly, as part of a plan or series of related transactions that include the Distribution. For purposes of Section 355(e) of the Code, any acquisitions of BD Common Stock, SpinCo Common Stock or Waters Common Stock within the period beginning two years before the Distribution and ending two years after the Distribution are presumed to be part of such a plan (subject to certain enumerated exceptions), although BD may, depending on the facts and circumstances, be able to rebut that presumption. Although the Merger will be treated as part of a plan with the Distribution for purposes of this test, the Merger, standing alone, is not expected to cause the Distribution to be taxable to BD under Section 355(e) of the Code because holders of SpinCo Common Stock are expected to own more than 50% of Waters Common Stock following the Merger after factoring in Overlap Shareholders’ ownership percentage in SpinCo immediately prior to the Merger in accordance with the IRS Ruling, if received. The process for determining whether an acquisition is part of a plan under these rules is complex, inherently factual in nature and subject to a comprehensive analysis of the facts and circumstances of the particular case. If the IRS were to determine that other acquisitions of BD, SpinCo or Waters Common Stock, either before or after the Distribution, were part of a plan or series of related transactions that included the Distribution, then such determination could result in the recognition of a material amount of taxable gain by BD under Section 355(e) of the Code. In connection with the IRS Ruling, the BD Distribution Tax Opinion, and the BD Merger Tax Opinion, BD and SpinCo will represent that the Distribution is not part of any such plan or series of related transactions, and Waters will represent that the Merger is not part of any such plan or series of related transactions with the Distribution, in each case pursuant to which one or more persons will acquire directly or indirectly a 50% or greater interest in BD Common Stock or SpinCo Common Stock.

The parties will rely on the overlapping shareholder exception in Code Section 355(e)(3)(A)(iv) to establish that one or more persons will not acquire directly or indirectly equity representing a 50% or greater interest in BD or SpinCo for purposes of Section 355(e) of the Code. For purposes of determining whether one or more persons will acquire directly or indirectly equity representing a 50% or greater interest in BD or SpinCo, Section 355(e) of the Code provides that the amount of any Overlap Shareholder’s ownership percentage in SpinCo immediately prior to the Merger that does not decrease as a result of the Merger is not taken into account as an acquisition of interests. However, no formal guidance exists regarding the manner in which the Overlap Shareholders may be identified or such Overlap Shareholders’ ownership percentages may be determined for these purposes. Absent receipt of the IRS Ruling, BD and Waters will not be able to make the assumptions about beneficial ownership needed to treat specified investors as Overlap Shareholders (or to determine the amount of overlapping shareholdings), and Skadden would likely be unable to deliver the BD Distribution Tax Opinion. Accordingly, in connection with the Transactions, the parties have agreed that a condition to the consummation of the Transactions (in addition to BD’s receipt of the BD Distribution Tax Opinion) is the receipt by BD of the IRS Ruling addressing, among other things, the nature and extent of shareholders who may be counted as Overlap Shareholders, the counting methodologies employed, and the sources that can be referenced to for ascertaining such shareholders, for purposes of determining the Exchange Ratio in the Merger.

If the IRS Ruling is received, the continuing validity of such ruling will be subject to the accuracy of factual representations and assumptions made in the ruling request. Moreover, the IRS Ruling, if received, will only describe the time, manner and methodology for measuring Overlap Shareholders and may be subject to varying interpretations. The actual determination and calculation of Overlap Shareholders will be made by Waters, BD and their respective advisors based on the IRS Ruling, but no assurance can be given that the IRS will agree with these determinations or calculations. If the IRS were to determine that the Merger, as a result of an error in the determination of Overlap Shareholders, or other transactions, either before or after the Transactions, resulted in one or more persons acquiring directly or indirectly a 50% or greater interest in BD Common Stock or SpinCo Common Stock and were part of a plan or series of related transactions that included the Distribution, such determination could result in significant tax to BD. In certain circumstances and subject to certain limitations, under the Tax Matters Agreement, SpinCo (then a subsidiary of Waters) is required to indemnify BD for 100% of the taxes that result if the Distribution becomes taxable as a result of certain actions by SpinCo or Waters and for 60.8% of the taxes that result as a result of a miscalculation of the Overlap Shareholders. If this occurs and SpinCo is required to indemnify BD, this indemnification obligation could be substantial and could have a material adverse effect on SpinCo and Waters, including with respect to financial condition and results of operations given that Waters has guaranteed the indemnification obligations of SpinCo.

For more information regarding the Tax Matters Agreement, see the section entitled “Additional Agreements Related to the Separation, the Distribution and the Merger—Tax Matters Agreement.”

Treatment of the Merger

Immediately following the receipt by a U.S. holder of BD Common Stock of shares of SpinCo Common Stock in the Distribution, the shares of SpinCo Common Stock so received will be exchanged for shares of Waters Common Stock pursuant to the Merger. The consummation of the Merger is conditioned upon the receipt by BD of the BD Merger Tax Opinion and the receipt by Waters of the Waters Merger Tax Opinion, in each case, to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. These conditions are waivable, and Waters will undertake to recirculate and resolicit shareholder approval if either of these conditions is waived and the change in U.S. federal income tax consequences is material.

As set forth in the tax opinions included herewith as Exhibits 8.1 and 8.2:

•	the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code;

•

U.S. holders of SpinCo Common Stock will not recognize gain or loss upon the receipt of Waters Common Stock pursuant to the Merger, except for any gain or loss recognized with respect to cash received in lieu of a fractional share of Waters Common Stock;

•

the aggregate tax basis in the shares of Waters Common Stock received by a U.S. holder of SpinCo Common Stock pursuant to the Merger (including fractional shares deemed received) will be equal to such holder’s aggregate tax basis in its SpinCo Common Stock surrendered in exchange for the Waters Common Stock;

•

a U.S. holder’s holding period for the Waters Common Stock received in the Merger (including fractional shares deemed received) will include the holding period for the SpinCo Common Stock surrendered in the Merger; and

•

a U.S. holder that receives cash in lieu of a fractional share of Waters Common Stock will be treated as having received a fractional share and having received such cash as consideration for the sale of such share, and will recognize capital gain or loss based on the difference between the amount of cash received and the portion of the holder’s aggregate adjusted basis in the SpinCo Common Stock surrendered which is allocable to the fractional share. Such gain or loss will be long-term capital gain or loss if the holder’s holding period for its SpinCo Common Stock, as described above, exceeds one year at the Effective Time of the Merger. Long-term capital gains generally are subject to preferential rates of U.S. federal income tax for certain non-corporate U.S. holders (including individuals). The deductibility of capital losses is subject to limitations.

The BD Merger Tax Opinion and the Waters Merger Tax Opinion will be based on, among other things, certain assumptions as well as on the accuracy, correctness and completeness of certain covenants, representations and statements made by BD, SpinCo and Waters. If any of the assumptions, representations or statements made by BD, SpinCo or Waters are, or become, inaccurate, incorrect or incomplete, or if BD, SpinCo or Waters breach any of their covenants, then the BD Merger Tax Opinion or the Waters Merger Tax Opinion may be invalid and the conclusions reached therein could be jeopardized.

If the Merger were taxable, then U.S. holders of SpinCo Common Stock would be considered to have made a taxable sale of their SpinCo Common Stock to Waters, and such holders of SpinCo Common Stock would recognize taxable gain or loss on their receipt of Waters Common Stock in the Merger.

Information Reporting and Backup Withholding

Treasury Regulations generally require persons who own at least five percent of the total outstanding BD Common Stock (by vote or value) and who receive SpinCo Common Stock pursuant to the Distribution and Persons who own at least one percent of the total outstanding SpinCo Common Stock and who receive Waters Common Stock pursuant to the Merger to attach to their U.S. federal income tax return for the year in which the Distribution and the Merger occur a detailed statement setting forth certain information relating to the tax-free nature of the Distribution and the Merger, as the case may be, to BD shareholders. BD and/or SpinCo will provide the appropriate information to each holder upon request, and each such holder is required to retain permanent records of this information. In addition, payments of cash to a U.S. holder of SpinCo Common Stock in lieu of a fractional share of Waters Common Stock in the Merger may be subject to information reporting, unless the U.S. holder provides the withholding agent with proof of an applicable exemption. Payments that are subject to information reporting may also be subject to backup withholding (currently at a rate of 24%) unless such U.S. holder provides the withholding agent with a correct taxpayer identification number and otherwise complies with the requirements of the backup withholding rules. Backup withholding does not constitute an additional tax, but merely an advance payment, which may be refunded or credited against a U.S. holder’s U.S. federal income tax liability; provided that the required information is timely supplied to the IRS.

Treatment of the Waters Special Dividend

As discussed herein, in order to preserve the tax-free nature of the Distribution for U.S. federal income tax purposes, the Merger Agreement provides that the Exchange Ratio will be adjusted and increased if necessary to ensure that, immediately following the Closing, former holders of SpinCo Common Stock (including the Overlap Shareholders) own, for U.S. federal income tax purposes, at least the Threshold Percentage of the outstanding shares of Waters Common Stock. If additional shares of Waters Common Stock are required to be issued as a result of the Exchange Ratio adjustment, the Merger Agreement provides that, prior to the Closing, Waters, subject to applicable law, will declare the Waters Special Dividend. Each holder of Waters Common Stock who receives the Waters Special Dividend would be treated as receiving a taxable distribution equal to the amount of cash received by the holder. Specifically, the amount will be treated first as a taxable dividend to the extent of the holder’s pro rata share of Waters’ current and accumulated earnings and profits, then as a non-taxable return of capital to the extent of the holder’s basis in the Waters Common Stock, and finally as capital gain from the sale or exchange of Waters Common Stock with respect to any remaining value.

With respect to U.S. holders of Waters Common Stock, such capital gain will be long-term capital gain if the U.S. holder’s holding period for its Waters Common Stock exceeds one year at the effective time of the Merger. Long-term capital gains generally are subject to preferential rates of U.S. federal income tax for certain non-corporate U.S. holders (including individuals).

With respect to any non-U.S. holder, except as described below, the portion treated as a dividend is subject to withholding of U.S. federal income tax at a 30% rate of the gross amount unless the non-U.S. holder is eligible for an exemption from, or a reduced rate of, such withholding tax under an applicable income tax treaty and the non-U.S. holder provides proper certification of its eligibility for such exemption or reduced rate. If a non-U.S. holder is eligible for a reduced rate of U.S. withholding tax under an income tax treaty, the holder may obtain a refund of any amounts withheld in excess of that rate by timely filing a refund claim with the Internal Revenue Service.

If the dividend to a non-U.S. holder is effectively connected with the conduct by such non-U.S. holder of a trade or business within the United States (or, if required by an applicable income tax treaty, are attributable to a permanent establishment or a fixed base of such non-U.S. holder in the United States) will not be subject to U.S. withholding tax, as described above, if the non-U.S. holder complies with applicable certification and disclosure requirements. Instead, such dividend will be subject to U.S. federal income tax on a net income basis, at the U.S. federal income tax rates applicable to U.S. citizens, nonresident aliens or domestic corporations, as applicable. Dividends received by a non-U.S. holder that is a corporation and that are effectively connected with its conduct of trade or business within the United States may be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Any portion of the Waters Special Dividend that is treated as capital gain from the sale or exchange of Waters Common Stock by a non-U.S. holder will not be subject to any U.S. federal income tax unless: the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States (or, if required by an applicable income tax treaty, is attributable to a permanent establishment or a fixed base of such non-U.S. holder in the United States) (which will be subject to tax as described above); the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met (which will be subject to a flat 30% tax (unless the non-U.S. holder is eligible for a lower rate under an applicable income tax treaty) on the gain from such sale or other disposition, which may be offset by U.S. source capital losses, if any, of the non-U.S. holder); or Waters is or has been a U.S. real property holding corporation for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of such disposition or such non-U.S. holder’s holding period of such Waters Common Stock and own (directly, indirectly or constructively) more than 5% of Waters Common Stock during the applicable period.

THE FOREGOING IS A SUMMARY OF THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION AND THE MERGER OR THE WATERS SPECIAL DIVIDEND, AS APPLICABLE, TO U.S. HOLDERS UNDER CURRENT LAW. THE FOREGOING DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF SHAREHOLDERS. EACH BD SHAREHOLDER OR WATERS SHAREHOLDER, AS APPLICABLE, IS ENCOURAGED TO CONSULT ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION AND THE MERGER OR THE WATERS SPECIAL DIVIDEND, AS APPLICABLE, TO SUCH SHAREHOLDER, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Ancillary Agreements

Waters, BD or SpinCo or their respective subsidiaries, in each case as applicable, have entered into or, before the consummation of the Transactions, will enter into, certain ancillary agreements relating to the Transactions and various interim and ongoing relationships between Waters, BD and SpinCo. See the section entitled “Additional Agreements Related to the Separation, the Distribution and the Merger.”

Policies and Procedures for Related Person Transactions

The Waters Board has adopted a written Related Party Transactions Policy, which covers “Interested Transactions” between a “Related Party” or parties and Waters. An Interested Transaction is a transaction or arrangement in which the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year and in which Waters and/or any Related Party may have an interest.

A Related Party includes an executive officer, director or nominee for election as a director of Waters, any holder of more than a 5% beneficial ownership interest in Waters, any immediate family member of any of the foregoing, or any firm, corporation or entity in which any of the foregoing persons is employed or is a general partner or principal or in which such person or persons collectively have a 10% or greater beneficial ownership interest.

Waters’ General Counsel is responsible for identifying potential Interested Transactions and determining whether a proposed transaction is an Interested Transaction and accordingly, reportable to the Audit & Finance Committee for consideration at its next regularly scheduled meeting. Waters’ Audit & Finance Committee will review the material facts of all Interested Transactions and report its recommendations to the Waters Board which will either approve or disapprove the Interested Transaction.

Waters’ Audit & Finance Committee and its board of directors have reviewed and determined that certain categories of Interested Transactions are deemed to be pre-approved or ratified (as applicable) by the Waters Board under the terms of the policy. These are: (i) the employment and compensation arrangements of named executive officers required to be reported in Waters’ proxy statement; (ii) director compensation required to be reported in Waters’ proxy statement; (iii) ordinary course charitable contributions periodically reviewed by the Compensation Committee of the Waters Board; and (iv) ordinary course business transactions conducted on an “arm’s length” basis with Galderma S.A. (of which Dr. Flemming Ornskov is Chief Executive Officer), Avient Corp. (of which Mr. Richard Fearon is an independent director but not an employee) and Baxter International Inc. (of which Ms. Heather Knight is Executive Vice President and Group President, Medical Products & Therapies).

CERTAIN BENEFICIAL OWNERS OF WATERS COMMON STOCK

The table below sets forth certain information regarding beneficial ownership of Waters Common Stock as of December 18, 2025, unless otherwise indicated, by (i) each person or entity who is known to Waters to beneficially own five percent or more of Waters Common Stock, (ii) each of Waters’ directors and named executive officers and (iii) all of Waters’ current directors and executive officers as a group.

Waters has determined beneficial ownership in accordance with the rules of the SEC, and includes sole or shared voting or investment power with respect to shares of Waters Common Stock. Unless otherwise indicated, to Waters’ knowledge, the persons and entities named in the table below have sole voting and sole investment power with respect to the shares indicated as beneficially owned. Waters has deemed shares of Waters Common Stock subject to (i) options that are currently exercisable or exercisable within 60 days of December 18, 2025, (ii) subject to RSUs that would vest upon the satisfaction of time-based vesting conditions within 60 days of December 18, 2025 and (iii) subject to common stock units that will automatically convert if such holder’s service as a director ceased within 60 days of December 18, 2025, to be beneficially owned by the person holding such securities for the purpose of computing the percentage ownership of that person, but have not treated them as outstanding for the purpose of computing the percentage ownership of any other person. For purposes of providing the number of shares beneficially owned by the persons named in the table below, any fractional shares held by such person have been rounded up to the nearest whole share. As of December 18, 2025, there were approximately 59,547,678 shares of Waters Common Stock outstanding.

Unless otherwise indicated, the address for each beneficial owner listed in the table below is c/o Waters Corporation, 34 Maple Street, Milford, Massachusetts 01757.

Name of Beneficial Owner	Number of Shares Beneficially Owned		Percent of Outstanding Shares Beneficially Owned
5% Shareholders
The Vanguard Group, Inc.	7,656,891	(1)	12.9%
BlackRock, Inc.	5,350,223	(2)	9.0%
Fundsmith LLP	4,935,371	(3)	8.3%
Directors and Named Executive Officers
Udit Batra, Ph.D.	212,385	(4)	*
Linda Baddour	10,315	(5)	*
Jianqing Bennett	35,405	(6)	*
Dan Brennan	4,479	(7)	*
Robert Carpio	9,315	(8)	*
Amol Chaubal	45,830	(9)	*
Richard Fearon	5,219	(10)	*
Pearl S. Huang, Ph.D.	8,592	(11)	*
Wei Jiang	6,647	(12)	*
Heather Knight	2,440	(13)	*
Christopher A. Kuebler	36,081	(14)	*
Dr. Flemming Ornskov, M.D., M.P.H.	20,191	(15)	*
Mark P. Vergnano	7,664	(16)	*
All directors and executive officers as a group (13 persons)	404,563	(17)	*

*	Represents beneficial ownership of less than 1% of the outstanding shares of common stock.

(1)

Based solely on information set forth in a Schedule 13G/A filed with the SEC on October 31, 2025. The Schedule 13G/A indicates that the Vanguard Group, Inc. holds sole voting power as to 0 shares, shared voting power as to 353,361 shares, sole dispositive power as to 7,088,359 shares, and shared dispositive power as to 586,532 shares. The address of The Vanguard Group, Inc. is 100 Vanguard Boulevard, Malvern, PA 19355.

(2)

Based solely on information set forth in a Schedule 13G/A filed with the SEC on April 17, 2025. The Schedule 13G/A indicates that Blackrock, Inc. holds sole voting power as to 4,914,821 shares, shared voting power as to 0 shares, sole dipositive power as to 5,350,223 shares, and shared dispositive power as to 0 shares. The address of BlackRock, Inc. is 50 Hudson Yards, New York, NY 10001.

(3)

Based solely on information set forth in a Schedule 13G/A filed with the SEC on February 14, 2024. The Schedule 13G/A indicates that Fundsmith LLP holds sole voting power as to 4,917,502 shares, shared voting power as to 0 shares, sole dipositive power as to 4,935,371 shares, and shared dispositive power as to 0 shares. The address of Fundsmith LLP is 33 Cavendish Square, London, UK, W1G 0PW.

(4)

Consists of (i) 20,922 shares of common stock held by Dr. Batra, (ii) 724 shares of common stock issuable upon the settlement of RSUs held by Dr. Batra that will vest within 60 days of December 18, 2025, and (iii) 190,739 shares of common stock issuable upon the exercise of options held by Dr. Batra that have vested or will vest within 60 days of December 18, 2025.

(5)

Consists of (i) 2,569 shares of common stock held by Ms. Baddour and (ii) 7,746 shares of common stock issuable upon the exercise of options held by Ms. Baddour that have vested or will vest within 60 days of December 18, 2025.

(6)

Consists of (i) 3,624 shares of common stock held by Ms. Bennett, (ii) 123 shares of common stock issuable upon the settlement of RSUs held by Ms. Bennett that will vest within 60 days of December 18, 2025, and (iii) 31,658 shares of common stock issuable upon the exercise of options held by Ms. Bennett that have vested or will vest within 60 days of December 18, 2025.

(7)

Consists of (i) 1,025 shares of common stock held by Mr. Brennan and (ii) 3,454 shares of common stock issuable upon the exercise of options held by Mr. Brennan that have vested or will vest within 60 days of December 18, 2025.

(8)

Consists of (i) 315 shares of common stock issuable upon the exercise of options held by Mr. Carpio that have vested or will vest within 60 days of December 18, 2025, (ii) 108 shares of common stock issuable upon the settlement of RSUs held by Mr. Carpio that will vest within 60 days of December 18, 2025, and (iii) 8,892 shares of common stock issuable upon the exercise of options held by Mr. Carpio that have vested or will vest within 60 days of December 18, 2025.

(9)

Consists of (i) 3,898 shares of common stock held by Mr. Chaubal, (ii) 166 shares of common stock issuable upon the settlement of RSUs held by Mr. Chaubal that will vest within 60 days of December 18, 2025, and (iii) 41,766 shares of common stock issuable upon the exercise of options held by Mr. Chaubal that have vested or will vest within 60 days of December 18, 2025.

(10)

Consists of (i) 1,972 shares of common stock held by Mr. Fearon and (ii) 3,247 shares of common stock issuable upon the exercise of options held by Mr. Fearon that have vested or will vest within 60 days of December 18, 2025.

(11)

Consists of (i) 1,711 shares of common stock held by Dr. Huang, (ii) 1,236 shares of common stock issuable upon the conversion of common stock units held by Dr. Huang pursuant to the 1996 Non-Employee Director Deferred Compensation Plan (the “Director Deferred Compensation Plan”), which will automatically convert if Dr. Huang ceases to serve as a director, and (iii) 5,645 shares of common stock issuable upon the exercise of options held by Dr. Huang that have vested or will vest within 60 days of December 18, 2025.

(12)

Consists of (i) 1,419 shares of common stock held by Mr. Jiang, (ii) 398 shares of common stock issuable upon the conversion of common stock units held by Mr. Jiang pursuant to the Director Deferred Compensation Plan, which will automatically convert if Mr. Jiang ceases to serve as a director, and (iii) 4,830 shares of common stock issuable upon the exercise of options held by Mr. Jiang that have vested or will vest within 60 days of December 18, 2025.

(13)

Consists of (i) 455 shares of common stock held by Ms. Knight and (ii) 1,985 shares of common stock issuable upon the exercise of options held by Ms. Knight that have vested or will vest within 60 days of December 18, 2025.

(14)

Consists of (i) 17,478 shares of common stock held by Mr. Kuebler, (ii) 3,279 shares of common stock issuable upon the conversion of common stock units held by Mr. Kuebler pursuant to the Director Deferred Compensation Plan, which will automatically convert if Mr. Kuebler ceases to serve as a director, and (iii) 15,324 shares of common stock issuable upon the exercise of options held by Mr. Kuebler that have vested or will vest within 60 days of December 18, 2025.

(15)

Consists of (i) 4,628 shares of common stock held by Dr. Ornskov, (ii) 823 shares of common stock issuable upon the conversion of common stock units held by Dr. Ornskov pursuant to the Director Deferred Compensation Plan, which will automatically convert if Dr. Ornskov ceases to serve as a director, and (iii) 14,740 shares of common stock issuable upon the exercise of options held by Dr. Ornskov that have vested or will vest within 60 days of December 18, 2025.

(16)

Consists of (i) 4,210 shares of common stock held by Mr. Vergnano and (ii) 3,454 shares of common stock issuable upon the exercise of options held by Mr. Vergnano that have vested or will vest within 60 days of December 18, 2025.

(17)

Consists of (i) 64,266 shares of common stock held by Waters’ current directors and executive officers, (ii) 1,121 shares of common stock issuable upon the settlement of RSUs held by Waters’ current directors and executive officers that will vest within 60 days of December 18, 2025, (iii) 5,736 shares of common stock issuable upon the conversion of common stock units held by Waters’ current directors pursuant to the Director Deferred Compensation Plan, which will automatically convert if such directors cease to serve as a director and (iv) 333,480 shares of common stock issuable upon the exercise of options held by Waters’ current directors and executive officers that have vested or will vest within 60 days of December 18, 2025.

APPRAISAL RIGHTS

Waters’ shareholders will not be entitled to exercise appraisal or dissenters’ rights under the DGCL in connection with the Separation, the Distribution or the Merger.

LEGAL MATTERS

The validity of the issuance of Waters Common Stock pursuant to the Merger Agreement is being passed upon for Waters by Kirkland & Ellis LLP. Skadden, Arps, Slate, Meagher & Flom LLP will provide legal opinions to BD regarding certain U.S. federal income tax matters relating to the Transactions. Kirkland & Ellis LLP will provide a legal opinion to Waters regarding certain U.S. federal income tax matters relating to the Merger.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of Waters Corporation incorporated in this proxy statement/prospectus by reference to Waters Corporation’s Annual Report on Form 10-K for the year ended December 31, 2024 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The historical combined financial statements of the BDS Business at September 30, 2025 and 2024, and for each of the three years in the period ended September 30, 2025, included in this proxy statement/prospectus of Waters Corporation, which is referred to and made part of the Waters Registration Statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

FUTURE SHAREHOLDER PROPOSALS

Shareholder Proposals for Inclusion in the Proxy Statement for Waters’ 2026 Annual Meeting

If a shareholder wishes to have a proposal formally considered at Waters’ 2026 annual meeting of shareholders (the “2026 Annual Meeting”) and included in Waters’ proxy statement for that meeting, the proposal must be in writing and received by the Secretary of Waters at Waters’ principal executive offices at 34 Maple Street, Milford, Massachusetts 01757 by no later than December 10, 2025, and the proposal must otherwise comply with the requirements of Rule 14a-8 under the Exchange Act.

Director Nominations for Inclusion in the Proxy Statement for the 2026 Annual Meeting

The Waters Board has adopted a proxy access provision in the Waters Bylaws that allows an eligible shareholder or group of up to 20 shareholders owning at least 3% of Waters Common Stock continuously for three years to nominate up to two individuals or 20% of the Waters Board, whichever is greater, for election at the 2026 Annual Meeting, and to have those individuals included in Waters’ proxy statement for that meeting. If a shareholder or group of shareholders wishes to nominate one or more director candidates to be included in the proxy statement for the 2026 Annual Meeting pursuant to these proxy access provisions in Article I, Section 11 of the Waters Bylaws, notice must be received by the Secretary of Waters at Waters’ principal executive offices no earlier than November 10, 2025 and no later than December 10, 2025 (subject to adjustment as described in the Waters Bylaws), and the nomination must otherwise comply with the Waters Bylaws.

Other Proposals or Director Nominations for Presentation at the 2026 Annual Meeting

Following the Merger, the Waters Board will consist of between 11 to 12 members (as mutually agreed between Waters and BD prior to Closing), where 10 directors will be the members of the Waters Board then in-office immediately prior to the Merger, and the remaining one or two directors will be nominees of BD (selected after good faith consultation with Waters). If a shareholder wishes to present other business or nominate a director candidate at the 2026 Annual Meeting, then notice must be received by the Secretary of Waters at Waters’ principal executive offices no earlier than January 22, 2026, and no later than February 21, 2026 (subject to adjustment as described in the Waters Bylaws). Any such notice must include the information specified in the Waters Bylaws.

In addition to satisfying the requirements of the Waters Bylaws, including the notice deadlines set forth above and therein, to comply with the SEC’s universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than Waters’ nominees must also comply with the additional requirements of Rule 14a-19 under the Exchange Act.

PROPOSALS TO BE ACTED UPON AT THE SPECIAL MEETING

PROPOSAL 1—SHARE ISSUANCE PROPOSAL

Overview

Waters is asking its shareholders to consider and vote upon a proposal to approve the issuance of shares of Waters Common Stock pursuant to the Merger Agreement. Completion of the Merger is conditioned on the approval by Waters shareholders of the Share Issuance Proposal.

Required Vote and Recommendation of the Waters Board of Directors

Where a quorum is present, the affirmative vote of a majority of the votes cast in person via the Internet or by proxy by the shareholders entitled to vote thereon at the Special Meeting, is required to approve the Share Issuance Proposal. Abstentions and broker non-votes will be counted as present for the purpose of determining whether a quorum is present but will not be treated as votes cast with respect to the proposal and therefore will not have an effect on the determination of whether the Share Issuance Proposal has been approved. If you own shares through a bank, broker, or other holder of record, then you must instruct your bank, broker or other holder of record how to vote in order for them to vote your shares so that your vote can be counted on this proposal.

THE WATERS BOARD OF DIRECTORS RECOMMENDS A VOTE

“FOR” THE SHARE ISSUANCE PROPOSAL

PROPOSAL 2—ADJOURNMENT PROPOSAL

Overview

Waters is asking its shareholders to consider and vote upon a proposal to approve the adjournment of the Special Meeting, if necessary, (a) to solicit additional proxies in the event there are not sufficient votes at the time of the Special Meeting to approve the Share Issuance Proposal, (b) if there are insufficient shares of Waters Common Stock represented (either in person via the Internet or by proxy) to constitute a quorum necessary to conduct business at the Special Meeting or (c) to allow reasonable time for the filing or mailing of any supplemental or amended disclosures that Waters has determined, based on the advice of outside legal counsel, are reasonably likely to be required under applicable law and for such supplemental or amended disclosures to be disseminated and reviewed by Waters shareholders prior to the Special Meeting.

Required Vote and Recommendation of the Waters Board of Directors

Where a quorum is present, the affirmative vote of a majority of the votes cast in person via the Internet or by proxy by the shareholders entitled to vote thereon at the Special Meeting, is required to approve the Share Issuance Proposal. Abstentions and broker non-votes will be counted as present for the purpose of determining whether a quorum is present but will not be treated as votes cast with respect to the proposal and therefore will not have an effect on the determination of whether the Share Issuance Proposal has been approved. If you own shares through a bank, broker, or other holder of record, then you must instruct your bank, broker or other holder of record how to vote in order for them to vote your shares so that your vote can be counted on this proposal.

THE WATERS BOARD OF DIRECTORS RECOMMENDS A VOTE

“FOR” THE ADJOURNMENT PROPOSAL

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE

Waters files annual, quarterly and current reports, proxy statements and other information with the SEC, which are available to the public on the SEC’s website at www.sec.gov.

In addition, copies of the documents filed with the SEC by Waters will be available free of charge on Waters’ website at waters.com under the tab “About Waters” and under the heading “Investor Relations” and subheading “Financials—SEC Filings.”

SpinCo is filing with the SEC a registration statement on Form 10 under the Exchange Act with respect to the shares of SpinCo Common Stock to be delivered in the Distribution pursuant to the Separation Agreement.

Information contained on Waters’ website is not incorporated by reference into this proxy statement/prospectus, and you should not consider information contained on either website as part of this proxy statement/prospectus.

The SEC permits Waters to “incorporate by reference” information into this proxy statement/prospectus. This means that Waters can disclose important information to you by referring to another document filed separately with the SEC. The information incorporated by reference is considered a part of this proxy statement/prospectus, except for any information superseded by information contained directly in this proxy statement/prospectus or by information contained in documents filed with or furnished to the SEC after the date of the information that is incorporated by reference in this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the documents set forth below that have been previously filed with the SEC, other than, in each case, documents or information deemed to have been furnished and not filed according to SEC rules. These documents contain important information about Waters and its financial condition.

Waters SEC Filings (SEC File Number 001-04010)	Period or Date Filed
Annual Report on Form 10-K	Fiscal year ended December 31, 2024
Quarterly Reports on Form 10-Q	Filed May 6, 2025 Filed August 4, 2025 Filed November 4, 2025
Definitive Proxy Statement on Schedule 14A	Filed April 9, 2025
Current Reports on Form 8-K or 8-K/A	Filed May 23, 2025 Filed May 29, 2025 Filed July 14, 2025 (Item 1.01 only)
Description of Waters Common Stock contained in Exhibit 4.1 on Form 10-K	February 25, 2025

In addition, Waters also incorporates by reference additional documents that it may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and prior to the date on which the Transactions have been completed. These documents include Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

Notwithstanding the foregoing, Waters will not incorporate by reference in this proxy statement/prospectus any documents or portions thereof that are not deemed “filed” with the SEC, including any information furnished pursuant to Item 2.02 or Item 7.01 or otherwise of Waters’ Current Reports on Form 8-K (“Current Reports”) after the date of this proxy statement/prospectus unless, and except to the extent, specified in such Current Reports.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

Documents incorporated by reference are available from Waters, excluding all exhibits unless an exhibit has been specifically incorporated by reference into this proxy statement/prospectus. You can obtain documents incorporated by reference in this proxy statement/prospectus from the SEC’s website or from Waters’ website as described above or by requesting them in writing or by telephone from Waters at the following address and telephone number:

Waters Corporation

34 Maple Street

Milford, Massachusetts 01757

Attention: Investor Relations

Telephone: (508) 478-2000

To obtain timely delivery of these documents, you must request them by     , 202  to receive them before the Special Meeting.

Waters has not authorized anyone to give any information or make any representation about the Transactions or the Special Meeting that is different from, or in addition to, what is contained in this proxy statement/prospectus or in any of the materials that are incorporated by reference into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this proxy statement/prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this proxy statement/prospectus nor any distribution of securities pursuant to this proxy statement/prospectus will, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this proxy statement/prospectus by reference or in Waters’, BD’s or the BDS Business’s affairs since the date of this proxy statement/prospectus. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Becton, Dickinson and Company

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of the Biosciences and Diagnostic Solutions Business of Becton, Dickinson and Company (“BDS Business”) as of September 30, 2025 and 2024, the combined statements of income, comprehensive income and cash flows for each of the three years in the period ended September 30, 2025 and the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the BDS Business at September 30, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the BDS Business’s management. Our responsibility is to express an opinion on the BDS Business’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the BDS Business in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The BDS Business is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the BDS Business’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the combined financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Income taxes – Application of Separate Return Method

Description of the Matter

As discussed in Notes 1 and 11, the income tax provision and related income tax accounts on the balance sheet in the combined financial statements were calculated as if the BDS Business filed a separate tax return as a standalone entity. As a result, the recognition and measurement of certain items reflected in the combined financial statements may be different than how they are reflected in the Becton, Dickinson and Company’s consolidated financial statements. The BDS Business recognized a combined provision for income taxes of $70 million for the year ended September 30, 2025, a liability for unrecognized tax benefits of $54 million, deferred tax assets net of valuation allowance of $222 million and deferred tax liabilities, net of $94 million as of September 30, 2025.

Auditing the BDS Business’s income tax accounts is especially challenging because of the complexities and significant management judgment in the allocations and assumptions necessary to prepare the income tax accounts on a separate return basis as a standalone entity.

How We Addressed the Matter in Our Audit	To evaluate the BDS Business’s income tax provision and related income tax accounts on the balance sheet, we performed audit procedures that included, among others, testing management’s assumptions and attribution of current and deferred income tax assets and liabilities of Becton, Dickinson and Company to the BDS Business, and evaluation of applicable tax law, tax regulations and other regulatory guidance. We also involved our tax subject matter professionals in our testing over the income tax provision, deferred income taxes, uncertain tax positions and transfer pricing. We also evaluated the adequacy of the BDS Business’s income tax disclosures included in Note 1 and 11 to the combined financial statements in relation to these matters.

We have served as the BDS Business’s auditor since 2025.

/s/ Ernst & Young LLP

New York, New York

December 11, 2025

Combined Statements of Income

BDS Business

Years Ended September 30

Millions of dollars	2025	2024	2023
Revenues:
Product sales	$2,866	$2,945	$3,026
Service sales	430	398	368

Total net sales	3,296	3,343	3,394
Operating costs and expenses:
Cost of product sales	1,390	1,443	1,426
Cost of service sales	276	270	270

Total cost of sales	1,666	1,713	1,696

Selling and administrative expense	865	866	849
Research and development expense	321	306	342
Integration, restructuring and transaction expense	5	89	55
Other operating income, net	—	(2)	(5)

Total Operating Costs and Expenses	2,857	2,972	2,937

Operating Income	439	371	457
Other expense, net	(16)	(5)	(3)

Income Before Income Taxes	423	366	454
Income tax provision	70	45	39

Net Income	$353	$321	$415

See notes to combined financial statements.

Combined Statements of Comprehensive Income

BDS Business

Years Ended September 30

Millions of dollars	2025	2024	2023
Net Income	$353	$321	$415
Other Comprehensive Income, Net of Tax
Foreign currency translation adjustments	20	38	81
Other Comprehensive Income, Net of Tax	20	38	81

Comprehensive Income	$373	$359	$496

See notes to combined financial statements.

Combined Balance Sheets

BDS Business

September 30

Millions of dollars	2025	2024
Assets
Current Assets
Cash and equivalents	$74	$64
Trade receivables, net	597	572
Inventories, net	743	695
Prepaid expenses and other	133	133

Total Current Assets	1,547	1,464
Property, Plant and Equipment, Net	647	662
Goodwill	896	886
Other Intangibles, Net	179	226
Other Assets	762	738

Total Assets	$4,031	$3,976

Liabilities and Parent’s Equity
Current Liabilities
Accounts payable	$197	$217
Accrued expenses and other liabilities	300	324
Salaries, wages and related items	153	156

Total Current Liabilities	650	697
Deferred Income Taxes and Other Liabilities	413	427
Parent’s Equity
Accumulated other comprehensive loss	(92)	(112)
Net parent investment	3,060	2,964

Total Parent’s Equity	2,968	2,852

Total Liabilities and Parent’s Equity	$4,031	$3,976

See notes to combined financial statements.

Combined Statements of Cash Flows

BDS Business

Years Ended September 30

Millions of dollars	2025	2024	2023
Operating Activities
Net income	$353	$321	$415
Adjustments to net income to derive net cash provided by operating activities:
Depreciation and amortization	170	174	169
Share-based compensation	43	44	46
Impairment of intangible assets	31	—	—
Loss on settlement of investment	10	—	—
Pension and other postretirement benefit expense	8	16	21
Deferred income taxes	(25)	(45)	(51)
Contingent consideration fair value adjustment	—	(7)	(17)
Change in operating assets and liabilities:
Trade receivables, net	(18)	49	(87)
Inventories, net	(45)	5	5
Prepaid expenses and other	(28)	(15)	(4)
Accounts payable, income taxes and other liabilities	(44)	68	(66)
Other, net	7	31	(60)

Net Cash Provided by Operating Activities	462	641	371

Investing Activities
Capital expenditures	(50)	(64)	(73)
Investment in placed instruments	(82)	(81)	(91)
Acquisition, net of cash acquired	(12)	—	—
Acquisitions of intangible assets	(9)	(10)	(8)
Other, net	10	8	(7)

Net Cash Used for Investing Activities	(143)	(147)	(179)

Financing Activities
Net transfers to Parent	(309)	(470)	(174)

Net Cash Used for Financing Activities	(309)	(470)	(174)

Net Increase in Cash and equivalents	10	24	18
Opening Cash and equivalents	64	40	22

Closing Cash and equivalents	$74	$64	$40

See notes to combined financial statements.

Notes to Combined Financial Statements

BDS Business

Millions of dollars, or as otherwise specified

Note 1 — Background and Basis of Presentation

Background

On July 13, 2025, Becton, Dickinson and Company (“BD” or the “Parent”) entered into a definitive agreement to combine the Biosciences and Diagnostic Solutions Businesses of BD (together, the “Company” or the “BDS Business”) through an initial spin-off, followed by a merger executed as a Reverse Morris Trust transaction with Waters Corporation (“Waters” and such transaction, the “Transaction”). In order to effect the Transaction, Waters and BD entered into a number of agreements, including a merger and separation agreement. These agreements provide for (1) the separation of the BDS Business from BD’s other businesses and the subsequent transfer of the BDS Business into Augusta SpinCo Corporation (“SpinCo”) and its subsidiaries, (2) a cash distribution to BD up to $4 billion, subject to certain adjustments (the “SpinCo Cash Distribution”), (3) the delivery to BD shareholders of all of the issued and outstanding shares of SpinCo Common Stock held by BD by way of a pro rata distribution, and (4) the merger of SpinCo with Beta Merger Sub, Inc. (“Merger Sub”), with SpinCo continuing as the surviving corporation of the merger and becoming a wholly owned subsidiary of Waters. The BDS Business is composed of instruments and informatics, reagents, single-cell multiomics tools, and a range of products focused on microbiology and infectious disease diagnostics, including molecular testing, cervical cancer screening, microbiology automation, and point-of-care solutions. SpinCo had no assets, liabilities, operations, or commitments and contingencies during the periods presented in these combined financial statements and will not have any assets, liabilities, operations or commitments in respect of the BDS Business until such business’ assets and liabilities are transferred to SpinCo. These combined financial statements reflect the combined historical results of operations, financial position and cash flows of the BDS Business.

The Transaction is expected to close around the end of the first quarter of calendar year 2026, subject to receipt of required regulatory approvals, Waters shareholder approval, compliance with applicable U.S. Securities and Exchange Commission (the “SEC”) requirements, the receipt of a private letter ruling from the Internal Revenue Service (“IRS”) regarding certain matters germane to the U.S. federal income tax consequences of the transactions, and satisfaction of other customary closing conditions. There are no assurances as to when the planned spin-off will be completed, if at all.

Basis of Presentation

The combined financial statements have been derived from BD’s historical accounting records and were prepared on a stand-alone basis in accordance with U.S. generally accepted accounting principles (“GAAP”) and pursuant to the rules and regulations of the SEC. The assets, liabilities, revenue and expenses of the BDS Business have been reflected in these combined financial statements on a historical cost basis, as included in the consolidated financial statements of BD, using the historical accounting policies applied by BD. Historically, separate financial statements have not been prepared for the BDS Business and it has not operated as a stand-alone business from BD. The historical results of operations, financial position and cash flows of the BDS Business presented in these combined financial statements may not be indicative of what they would have been had the BDS Business actually been an independent stand-alone company, nor are they necessarily indicative of the BDS Business’s future results of operations, financial position and cash flows.

BDS Business has historically functioned together with other BD businesses. Accordingly, the BDS Business relied on certain of BD’s Corporate and Life Sciences segment support functions to operate. BD’s Life Sciences segment includes three organizational units, including the Biosciences, Diagnostic Solutions, and Specimen Management Businesses. The combined financial statements include all revenues and costs directly attributable to the BDS Business, as well as an allocation of expenses related to certain BD corporate functions and shared functions within BD’s Life Sciences segment (Note 5). These expenses have been allocated to the BDS Business on a pro rata basis of global and regional revenues, as well as headcount. The BDS Business considers these allocations to be a reasonable reflection of the utilization of services or the benefit received. However, the allocations may not be indicative of the actual expense that would have been incurred had the BDS Business operated as an independent, stand-alone entity, nor are they indicative of the BDS Business’s future expenses.

Following the Transaction, certain functions that BD provided to the BDS Business prior to the Transaction will either continue to be provided to the BDS Business by BD under transition services agreements or will be performed using the BDS Business’s own resources or third-party service providers.

The combined financial statements were prepared on a going concern basis and include assets and liabilities specifically attributable to the BDS Business. Cash and equivalents and liabilities legally held by the BDS Business were included in the combined balance sheets. BD uses a centralized approach to cash management and financing of its operations. As part of BD, the BDS Business has been and will continue to be dependent upon BD for substantially all of its working capital and financing requirements. The BDS Business believes the financial support of BD is sufficient to allow it to continue to fund its operations for at least twelve months from the issuance of these combined financial statements. These arrangements are not reflective of the manner in which the business would have financed its operations had it been a stand-alone company separate from BD during the periods presented. Cash pooling, related interest, and intercompany arrangements are excluded from the asset and liability balances in the combined balance sheets. These amounts are reported in Net parent investment as a component of Parent’s Equity.

The Parent’s debt and related interest expense have not been attributed to the BDS Business for any of the periods presented.

All intercompany transactions and balances within the BDS Business have been eliminated. Transactions between the BDS Business and BD have been included in these combined financial statements and are considered related party transactions (Note 5). Transactions with Parent are reflected in Parent’s Equity as Net transfers to parent and in the accompanying combined balance sheets within Net parent investment (Note 4).

The Income tax provision in the combined statements of income has been calculated as if the BDS Business filed a separate tax return and was operating as a stand-alone company. Therefore, tax expense, cash tax payments, and items of current and deferred taxes may not be reflective of the BDS Business’s actual tax balances prior to or subsequent to the distribution.

Management has concluded that the BDS Business operates in two segments based upon the information used by the chief operating decision-maker (“CODM”) in evaluating the performance of the BDS Business and allocating resources and capital.

Financial information is disclosed in millions unless otherwise noted. The BDS Business’s fiscal year ends on September 30. Within the combined financial statements and tables presented, certain columns and rows may not add due to the use of rounded numbers for disclosure purposes.

Note 2 — Summary of Significant Accounting Policies

Presentation

Certain reclassifications of prior-period amounts have been made to conform to the current-period presentation of disaggregated product and service revenues and the related costs for the BDS Business. These reclassifications do not impact total revenues or results for any periods presented. See Note 3 for further details on new accounting principles adopted in the current-period, and Note 7 for further information on revenues.

Cash and Equivalents

Cash and equivalents consist of all highly liquid investments with a maturity of three months or less at time of purchase. Cash and equivalents include term deposits with one-month durations of $35 million as of September 30, 2025 and 2024. The BDS Business held restricted cash of $1 million as of September 30, 2024. There were no requirements to hold restricted cash as of September 30, 2025.

Revenue Recognition

The BDS Business recognizes revenue from product sales when the customer obtains control of the product, which is generally upon shipment or delivery, depending on the delivery terms specified in the sales agreement. Revenues associated with certain instruments and equipment for which installation is complex, and therefore significantly affect the customer’s ability to use and benefit from the product, are recognized upon customer acceptance of these installed products. Revenue for certain service arrangements, including extended warranty and software maintenance contracts, is recognized ratably over the contract term. When arrangements include multiple performance obligations, the total transaction price of the contract is allocated to each performance obligation based on the estimated relative stand-alone selling prices of the promised goods or services underlying each performance obligation. The BDS Business generally estimates stand-alone selling prices using its list prices and a consideration of typical discounts offered to customers. Variable consideration, such as rebates, sales discounts and sales returns, is estimated and treated as a reduction of revenue in the same period the related revenue is recognized. These estimates are based on contractual terms, historical practices, and current trends, and are adjusted as new information becomes available. Revenues exclude any taxes that the BDS Business collects from customers and remits to tax authorities.

Additional disclosures regarding the BDS Business’s accounting for revenue recognition are provided in Note 7.

Trade Receivables

The BDS Business grants credit to customers in the normal course of business and the resulting trade receivables are stated at their net realizable value. The allowance for doubtful accounts represents the BDS Business’s estimate of expected credit losses relating to trade receivables and is determined based on historical experience, current conditions, reasonable and supportable forecasts and other specific account data. Amounts are written off against the allowances for doubtful accounts when the BDS Business determines that a customer account is not collectable. See Note 13 for further information.

Inventories

Inventories are stated at the lower of approximate cost or net realizable value determined on the first-in, first-out basis.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation is principally provided on the straight-line basis over estimated useful lives, which range from 20 to 45 years for buildings, four to 20 years for machinery and equipment and one to 20 years for leasehold improvements. Depreciation expense was $60 million, $62 million and $59 million in the fiscal years 2025, 2024 and 2023, respectively.

Goodwill and Other Intangible Assets

Unamortized intangible assets include goodwill and in-process research and development assets that arise from certain acquisitions made by the BDS Business. Acquired in-process research and development assets are reviewed at least annually for impairment, using qualitative and quantitative models. Goodwill is reviewed at least annually for impairment using qualitative and quantitative models at the reporting unit level, which is defined as an operating segment or one level below an operating segment, referred to as a component. The BDS Business has two reporting units or operating segments, which are further described in Note 8. The BDS Business reviews goodwill for each reporting unit by first performing a qualitative analysis and determining if it is more likely than not that the carrying value of the reporting unit exceeds the fair value. The quantitative model includes comparing the fair value of the reporting unit, estimated using an income approach, with the estimated carrying value. The annual impairment review performed on July 1, 2025 indicated that the reporting units’ fair values exceeded their respective carrying values.

Amortized intangible assets include developed technology, customer relationships and internally developed patents. Developed technology assets represent acquired intellectual property that is already technologically feasible upon the acquisition date or acquired in-process research and development assets that are completed subsequent to acquisition. These assets are generally amortized over periods ranging from 15 to 20 years, using the straight-line method. Customer relationship assets are generally amortized over periods ranging from 10 to 15 years, using the straight-line method. Other intangibles with finite useful lives, which include patents, are amortized over periods principally ranging from one to 20 years, using the straight-line method. Finite-lived intangible assets are periodically reviewed when impairment indicators are present to assess recoverability from future operations using undiscounted cash flows. The carrying values of these finite-lived assets are compared to the undiscounted cash flows they are expected to generate, and an impairment loss is recognized in operating results to the extent any finite-lived intangible asset’s carrying value exceeds its calculated fair value.

Foreign Currency Translation

Generally, foreign subsidiaries’ functional currencies are the local currencies of operations, and the net assets of foreign operations are translated into U.S. dollars using current exchange rates. The U.S. dollar results that arise from such translation are included in Accumulated other comprehensive loss.

Shipping and Handling Costs

The BDS Business considers its shipping and handling costs to be contract fulfillment costs and records them within Selling and administrative expense. Shipping expenses were $76 million, $71 million and $70 million in 2025, 2024 and 2023 respectively.

Contingencies

The BDS Business establishes accruals for contingent losses which are both probable and can be reasonably estimated. Additional disclosures regarding the accounting for contingencies are provided in Note 6.

Benefit Plans

Certain employees, retirees, and former employees participate in defined benefit pension plans, as well as defined contribution and other postretirement benefit plans, which are sponsored by BD and include participants from other BD businesses (collectively, the “Shared Plans”) in the United States and in certain international locations. The participation in the Shared Plans is accounted for as a multiemployer benefit plan. Accordingly, the BDS Business does not record an asset or liability to recognize any portion of the funded status of the Shared Plans. The amount recognized as expense represents an allocation of net periodic pension and postretirement benefit cost based on the headcount of participants in the Shared Plans. Service costs are recorded to Cost of sales, Selling and administrative expense and Research and development expense while all other components of net periodic pension and postretirement benefit costs are recorded to Other expense, net in the combined statements of income. The pension and postretirement benefit expense attributable to the BDS Business participants in the Shared Plans for the years ended September 30, 2025, 2024 and 2023 was $8 million, $16 million and $21 million respectively.

BD has voluntary defined contribution plans for the benefit of substantially all the BDS Business employees meeting certain eligibility requirements. Employer contributions to such plans for the BDS Business employees were $30 million, $24 million and $19 million in 2025, 2024 and 2023 respectively.

Effective September 30, 2024, BD froze its U.S. pension plan, and its plan participants no longer accrue benefits under the plan subsequent to this date. This plan had already been frozen to new participants effective January 1, 2018.

Share-Based Compensation

Certain employees of the BDS Business have historically participated in the BD 2004 Employee and Director Equity-Based Compensation Plan, which provides long-term incentive compensation to employees and directors consisting of: stock appreciation rights, performance-based restricted stock units, time-vested restricted stock units and other stock awards. All significant awards granted under the plan will settle in shares of BD’s Class A Common Stock and are approved by BD’s Compensation and Human Capital Committee of the BD Board. As such, all related equity account balances, other than allocations of compensation expense, remained at the BD level. Stock compensation allocated for BD Corporate and Life Sciences Segment employees, who are not dedicated to the BDS Business, are included as a component of corporate allocations. The allocation of stock compensation for BD Corporate and Life Sciences employees was $13 million, $14 million and $15 million for the years ended September 30, 2025, 2024 and 2023, respectively.

The fair value of share-based payments is recognized as compensation expense. BD estimates forfeitures based on experience at the time of grant and adjusts expense to reflect actual forfeitures.

The amounts and location of compensation cost relating to both the BDS Business employees and an allocation for BD Corporate and Life Sciences employees included in the combined statements of income is as follows:

(Millions of dollars)	2025	2024	2023
Cost of sales	$9	$9	$9
Selling and administrative expense	27	28	30
Research and development expense	7	7	7

Total Share-Based Compensation Expense	$43	$44	$46

Income Taxes

Most of the BDS Business’s operations are included in the consolidated tax returns of BD. Income taxes as presented in the historical combined financial statements of the BDS Business attribute current and deferred income tax assets and liabilities of BD to the BDS Business in a manner that is systematic, rational and consistent with the asset and liability method prescribed by the accounting guidance for income taxes. The BDS Business’s income tax provision is prepared using the separate return method. The separate return method applies the accounting guidance for income taxes to the stand-alone financial statements as if the BDS Business were a separate taxpayer and a stand-alone enterprise. The BDS Business believes the assumptions supporting the allocation and presentation of income taxes on a separate return basis are reasonable.

The BDS Business has reviewed its needs in the United States for possible repatriation of undistributed earnings of its foreign subsidiaries and continues to invest foreign subsidiaries’ earnings outside of the United States to fund foreign investments or meet foreign working capital and property, plant and equipment expenditure needs. As a result, the BDS Business is permanently reinvested with respect to all of its historical foreign earnings as of September 30, 2025. Deferred taxes are not provided on undistributed earnings of foreign subsidiaries that are indefinitely reinvested. The determination of the amount of the unrecognized deferred tax liability related to the undistributed earnings is not practicable because of the complexities associated with its hypothetical calculation.

BD conducts business and files tax returns in numerous countries and currently has tax audits in progress in a number of tax jurisdictions. The BDS Business operations are included in the consolidated tax returns of BD. In evaluating the exposure associated with various tax filing positions, the BDS Business records accruals for uncertain tax positions, based on the technical support for the positions, past audit experience with similar situations, and the potential interest and penalties related to the matters. The effects of tax adjustments and settlements from taxing authorities are presented in the historical combined financial statements of the BDS Business in the period to which they relate as if the BDS Business was a separate filer.

The BDS Business maintains valuation allowances where it is more likely than not that all or a portion of a deferred tax asset will not be realized. Changes in valuation allowances are included in the tax provision in the period of change. In determining whether a valuation allowance is warranted, the BDS Business evaluates factors such as prior earnings history, expected future earnings, carryback and carryforward periods and tax strategies that could potentially enhance the likelihood of the realization of a deferred tax asset.

The BDS Business is subject to tax on global intangible low-taxed income (“GILTI”) earned by certain foreign subsidiaries. The BDS Business has elected to account for its GILTI tax due as a period expense in the year the tax is incurred.

The BDS Business maintains income tax payable and receivable accounts for entities that are being contributed as part of the spin-off and file separate income tax returns. All other income tax payables and receivables are deemed to be settled with the tax-paying entities in their respective jurisdictions and are classified as changes in Net parent investment. However, the combined balance sheets reflect liabilities for unrecognized income tax benefits, along with related interest and penalties.

Additional disclosures regarding the BDS Business’s accounting for income taxes are provided in Note 11.

Segment Data

The BDS Business operates and reports its financial information as two segments. In making this determination, the BDS Business (i) determines its CODM; (ii) identifies and analyzes potential business components; (iii) identifies its operating segments and (iv) determines whether there are multiple operating segments requiring presentation as reportable segments. The BDS Business’s decision to report as two segments is based upon the following: (1) its internal organizational structure; (2) the manner in which its operations are managed; and (3) the criteria used by the BDS Business’s President, its CODM, to evaluate performance of the BDS Business and allocate resources and capital.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. These estimates or assumptions affect reported assets, liabilities, revenues and expenses, including determining the allocation of shared costs and expenses from BD, depreciable and amortizable lives, sales returns and allowances, rebate accruals, inventory reserves and taxes on income as reflected in the combined financial statements. Actual results could differ from these estimates.

Note 3 — Accounting Changes

New Accounting Principles Adopted

In November 2023, the Financial Accounting Standards Board (“FASB”) issued a new accounting standard update that requires more disaggregated expense information about a public entity’s reportable segments on an annual and interim basis. This standard became effective for the BDS Business, on a retrospective basis, for its fiscal year 2025 reporting and for interim periods beginning in its fiscal year 2026. Disclosures regarding the BDS Business’s reportable segments are provided in Note 8.

In September 2022, the FASB issued an accounting standard update that requires additional qualitative and quantitative disclosures regarding supplier finance programs. The new disclosure requirements are intended to help investors better consider the effect of these programs on a company’s working capital, liquidity, and cash flows. The BDS Business adopted this accounting standard on October 1, 2023. Disclosures regarding the BDS Business’s supplier finance programs are provided in Note 10.

New Accounting Principles Not Yet Adopted

In September 2025, the FASB issued an accounting standard update to amend the criteria for capitalizing internal-use software costs. This update is intended to modernize the accounting for software costs by replacing the legacy guidance under which capitalization is based on the nature of costs and the project development stage. This update requires software capitalization to begin when (1) management has authorized and committed funding to the software project and (2) it is probable that the project will be completed, and the software will be used to perform the function intended. The update is effective for the BDS Business beginning in its fiscal year 2029, with early adoption permitted. The BDS Business is currently assessing the potential impact of this update on its combined financial statements.

In November 2024, the FASB issued an accounting standard update that requires the BDS Business to disclose more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization and depletion) included in each relevant income statement expense caption. The update is effective for the BDS Business beginning with its fiscal year 2028 reporting and for interim reporting beginning with its fiscal year 2029. Early adoption is permitted. The BDS Business is currently evaluating the impact that this update will have on its disclosures.

In December 2023, the FASB issued an accounting standard update that requires more disaggregated information to be included in the income tax rate reconciliation and income taxes paid annual disclosures. This update is effective for the BDS Business beginning in its fiscal year 2026 and the BDS Business is currently evaluating the impact that this update will have on its disclosures.

Note 4 — Parent’s Equity

Changes in certain components of Parent’s Equity were as follows:

(Millions of dollars)	Net Parent Investment	Accumulated Other Comprehensive Loss	Total Parent’s Equity
Balance, October 1, 2022	$2,738	$(231)	$2,507
Net income	415	—	415
Foreign currency translation	—	81	81
Net transfers to Parent	(100)	—	(100)

Balance, September 30, 2023	$3,053	$(150)	$2,903
Net income	321	—	321
Foreign currency translation	—	38	38
Net transfers to Parent	(410)	—	(410)

Balance, September 30, 2024	$2,964	$(112)	$2,852
Net income	353	—	353
Foreign currency translation	—	20	20
Net transfers to Parent	(257)	—	(257)

Balance, September 30, 2025	$3,060	$(92)	$2,968

Note 5 — Related Party Transactions and Parent Company Investment

Corporate and Life Sciences Segment Allocations

The BDS Business’s combined financial statements include general corporate expenses of BD and shared segment expenses, which were not historically allocated to the BDS Business for certain support functions that are centralized within the Parent and Life Sciences segment and not recorded at the business unit level, such as expenses related to the executive leadership team and other functions such as finance, human resources, information technology, facilities, and legal (collectively, “General Corporate Expenses”). For purposes of these combined financial statements, the General Corporate Expenses have been allocated to the BDS Business. The General Corporate Expenses are included in the combined statements of income in Cost of sales, Selling and administrative expense, Research and development expense and Other expense, net and, accordingly, as a component of Net parent investment on the combined balance sheets. These expenses have been allocated to the BDS Business on a pro rata basis of global revenues, regional revenues or headcount. Management believes the assumptions underlying the combined financial statements, including the assumptions regarding allocating General Corporate Expenses from BD, are reasonable. Nevertheless, the combined financial statements may not include all of the actual expenses that would have been incurred and may not reflect the BDS Business’s combined results of operations, financial position and cash flows had it been a stand-alone company during the periods presented. Actual costs that would have been incurred if the BDS Business had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure. The BDS Business does not believe, however, that it is practicable to estimate what these expenses would have been had the BDS Business operated as an independent entity, including any expenses associated with obtaining any of these services from unaffiliated entities.

The allocations of General Corporate Expenses are reflected in the combined statements of income as follows:

(Millions of dollars)	2025	2024	2023
Cost of sales	$45	$45	$41
Selling and administrative expense	299	318	317
Research and development expense	16	20	22
Other expense, net	1	(2)	(4)

Total General Corporate Expenses	$361	$381	$376

Parent Company Investment

All significant intercompany transactions between the BDS Business and BD have been included in the combined financial statements and are considered to be effectively settled at the time the transaction is closed. The total net effect of the settlement of these intercompany transactions is reflected in the combined statements of cash flows as a financing activity and in the combined balance sheets as Net parent investment.

The following table summarizes the components of the net transfers to Parent in Net parent investment for the years ended September 30, 2025, 2024 and 2023:

(Millions of dollars)	2025	2024	2023
Cash pooling and general financing activities (a)	$733	$906	$601
Corporate and segment allocations, excluding non-cash share-based compensation	(348)	(367)	(361)
Taxes deemed settled with parent	(76)	(69)	(66)
Net transfers to Parent as reflected in the combined statements of cash flows	309	470	174
Share-based compensation	(43)	(44)	(46)
Pension expense	(8)	(16)	(21)
Other transfers from Parent, net	(1)	—	(7)

Net transfers to Parent (Note 4)	$257	$410	$100

(a)

The nature of activities includes financing activities for capital transfers, cash sweeps, and other treasury services. As part of this activity, cash balances are swept to BD on a daily basis under the BD Treasury function and the BDS Business receives capital from BD for its cash needs.

Note 6 — Commitments and Contingencies

Commitments

The BDS Business has certain future purchase commitments entered in the normal course of business to meet operational and capital expenditure requirements. As of September 30, 2025, these commitments totaled approximately $3 million, nearly all of which are expected to be expended within the next year.

Contingencies

The BDS Business regularly monitors and evaluates the status of product liability and other legal matters, and may, from time to time, engage in settlement and mediation discussions taking into consideration developments in the matters and the risks and uncertainties surrounding litigation. These discussions could result in settlements of one or more of these claims at any time. Although management currently believes that resolving claims against the BDS Business, including claims where an unfavorable outcome is reasonably possible, will not have a material impact on the liquidity, results of operations, or financial condition of the BDS Business, these matters are subject to inherent uncertainties and management’s view of these matters may change in the future. It is possible that an unfavorable outcome resulting from legal matters or other contingencies could have a material impact on the liquidity, results of operations or financial condition of the BDS Business.

Significant judgment is required in both the determination of probability of loss and the determination as to whether the amount can be reasonably estimated. Accruals are based only on information available at the time of the assessment, due to the uncertain nature of such matters. As additional information becomes available, management reassesses potential liabilities related to pending claims and litigation and may revise its previous estimates, which could materially affect the BDS Business’s results of operations in a given period.

Italy Legislation

In 2015, legislation was enacted in Italy which requires medical technology companies to make payments to the Italian government if Italy’s medical device expenditures exceed annual regional expenditure ceilings. The amount of these payments is based on the amount by which the regional ceilings for the given year were exceeded. Considerable uncertainty has existed regarding the enforceability and implementation of this payback legislation since it was enacted and the BDS Business, as well as other medical device companies, have filed appeals which challenge the enforceability of this legislation. In July 2024, the Italian Constitutional Court issued two judgments which concluded that the medical device payback legislation is constitutional. In fiscal year 2024, the BDS Business recorded an accrual of $17 million as an impact to Total net sales as a preliminary estimate of the liability related to this matter, which substantially relates to years prior to fiscal year 2024. During its fourth quarter of fiscal year 2025, the BDS Business made a payment to settle its obligations for calendar years 2015 through 2018 in accordance with an Economy Decree issued by the Italian government in June 2025 which allowed companies, upon their closure of all pending litigation relating to amounts due for calendar years 2015 through 2018, to pay 25% of the invoiced amounts for those years. No payment requests have been issued to the BDS Business for any subsequent years and ultimate resolution for amounts that may be due for these later years is unknown at this time. As such, it is possible that the amount of the BDS Business’s liability could differ from its currently accrued amount. Remaining accruals for this matter are recorded within Deferred Income Taxes and Other Liabilities on the combined balance sheet.

Note 7 — Revenues

The BDS Business sells products through the Biosciences and Diagnostic Solutions Business of BD. The Biosciences business sells immunology and cancer research solutions and related clinical diagnostics, including instruments & informatics and reagents, and has innovative single-cell multiomics tools. The Diagnostic Solutions business sells microbiology and infectious disease diagnostics, including molecular diagnostics, cervical cancer screening, microbiology automation and point-of-care offerings. These services and products are sold through independent distribution channels and directly by BD through sales representatives. End-users of the BDS Business’s products include healthcare institutions, physicians, life science researchers, clinical laboratories, the pharmaceutical industry, academic and government institutions and the general public. In the current and prior-year periods, the BDS Business generated revenues attributable to licensing, which includes consideration received in exchange for the use of the BDS Business’s intellectual property by third parties.

Timing of Revenue Recognition

The BDS Business’s revenues are primarily recognized when the customer obtains control of the product sold, which is generally upon shipment or delivery, depending on the delivery terms specified in the sales agreement. Revenues associated with certain instruments and equipment for which installation is complex, and therefore significantly affects the customer’s ability to use and benefit from the product, are recognized when customer acceptance of these installed products has been confirmed. For certain service arrangements, including extended warranty and software maintenance contracts, revenue is recognized ratably over the contract term. The majority of revenues relating to extended warranty contracts associated with certain instruments and equipment is generally recognized within a few years, whereas deferred revenue relating to software maintenance contracts is generally recognized over a longer period.

Measurement of Revenues

The BDS Business acts as the principal in substantially all of its customer arrangements and as such, generally records revenues on a gross basis. Revenues exclude any taxes that the BDS Business collects from customers and remits to tax authorities.

Payment terms extended to the BDS Business’s customers are based upon commercially reasonable terms for the markets in which the BDS Business’s products are sold. Because the BDS Business generally expects to receive payment within one year or less from when control of a product is transferred to the customer, the BDS Business does not generally adjust its revenues for the effects of a financing component. Additional disclosures regarding the amounts recognized relating to allowance for doubtful accounts are provided in Note 13.

The BDS Business’s gross revenues are subject to a variety of deductions that are recorded in the same period that the underlying revenues are recognized. Such variable consideration includes rebates, sales discounts and sales returns. Because these deductions represent estimates of the related obligations, judgment is required when determining the impact of these revenue deductions on gross revenues for a reporting period. Rebates provided by the BDS Business are based upon prices determined under the BDS Business agreements primarily with its end-user customers. Additional factors considered in the estimate of the rebate liability include the quantification of inventory that is either in stock at or in transit to the BDS Business’s distributors, as well as the estimated lag time between the sale of product and the payment of corresponding rebates. Rebate liabilities classified as an offset to Trade receivables, net were $88 million, and $68 million at September 30, 2025 and 2024, respectively. Rebates recorded as a reduction of gross revenues during the years ended September 30, 2025, 2024 and 2023, were $444 million, $453 million and $449 million, respectively. For the same periods, sales discounts and sales returns recorded as a reduction of gross revenues were $116 million, $137 million and $162 million, respectively.

Disaggregation of Revenues

Revenues by geographic region for the years ended September 30, 2025, 2024 and 2023 consisted of:

(Millions of dollars)	2025	2024	2023
United States	$1,348	$1,361	$1,469
China	279	337	336
Other international (a)	1,669	1,645	1,589

Total	$3,296	$3,343	$3,394

(a)	During the years ended September 30, 2025, 2024 and 2023, no individual country other than the United States and China generated revenue that represented more than 10% of total revenues.

Costs to Obtain Revenue Contracts

Due to the nature of the majority of the products, the BDS Business typically does not incur costs to fulfill a contract in advance of providing the customer with goods or services. The BDS Business’s costs to obtain contracts are comprised of sales commissions, which are paid to employees or third-party agents. Sales commissions incurred by the BDS Business relate to revenue that is recognized over a period that is less than one year and, as such, the BDS Business has elected a practical expedient provided under ASC 606 to record its expense associated with sales commissions as it is incurred. Sales commissions are recorded within Selling and administrative expense in the combined statements of income.

Contract Assets and Liabilities

The BDS Business records contract liabilities when consideration from a customer is received prior to the satisfaction of performance obligations, such as extended warranty and software maintenance contracts, which are performed over time. These amounts are presented within Accrued expenses and other liabilities on the BDS Business’s combined balance sheet. As of September 30, 2025 and 2024, contract liabilities totaled approximately $145 million and $126 million, respectively.

Contract assets represent the BDS Business’s conditional right to consideration for revenue recognized from performance obligations that were satisfied or partially satisfied in advance of customer billings. These amounts are recorded within Prepaid expenses and other and Other assets on the combined balance sheets. The BDS Business’s contract asset balances as of September 30, 2025 and 2024 were $15 million and $13 million, respectively.

Remaining Performance Obligations

The BDS Business’s obligations relating to service contracts, and pending installations of equipment, represent unsatisfied performance obligations of the BDS Business. The revenues under existing contracts with original expected durations of more than one year, which are attributable to products and/or services that have not yet been installed or provided, are estimated to be approximately $247 million at September 30, 2025. The BDS Business expects to recognize the majority of this revenue over the next three years.

Some of the BDS Business’s contracts also contain minimum purchase commitments of reagents or other consumables and the future sales of these consumables represent additional unsatisfied performance obligations of the BDS Business. The revenue attributable to the unsatisfied minimum purchase commitment-related performance obligations, for contracts with original expected durations of more than one year, is estimated to be approximately $470 million at September 30, 2025. This revenue will be recognized over the customer relationship periods.

Note 8 — Segment Data

The BDS Business’s organizational structure is based upon two worldwide business segments: Biosciences and Diagnostic Solutions. The worldwide business segments are strategic businesses that are managed separately because each one develops, manufactures, and markets distinct products and services. The BD Life Sciences President is the BDS Business’s chief operating decision maker (“CODM”).

Biosciences

The Biosciences business offers a comprehensive portfolio of instruments, software and informatics, reagents, and single cell multiomics solutions, supporting the advanced analysis of cell populations for use in fields such as immunology, oncology, and infectious disease research. Its products are used by a broad range of customers, including academic and government institutions, pharmaceutical and biotechnology companies, and clinical laboratories. In addition to supporting basic research, the business provides essential tools that facilitate drug discovery and development, contributing to advancements in precision medicine, as well as tools for clinical diagnostics. Biosciences operates through a common global commercial infrastructure that includes a specialized sales force, technical application specialists and channel partners dedicated to serving the life sciences market.

Diagnostic Solutions

The Diagnostic Solutions business provides a broad range of diagnostic instrumentation, assays, consumables, automation, and informatics that support the detection, identification and drug susceptibility testing of infectious disease organisms. Key areas of focus are sepsis, tuberculosis, sexually transmitted infections, healthcare-associated infections, women’s health conditions, and cervical cancer screening. The Diagnostic Solutions portfolio employs several technologies and innovations, centered across three key areas, microbiology solutions, molecular diagnostics platforms, and diagnostic testing performed near the patient to deliver rapid results that can inform immediate care decisions designed to deliver rapid results in decentralized healthcare settings. These technologies serve a global customer base of hospitals, clinical laboratories, public health agencies and integrated delivery networks. The Diagnostic Solutions business plays a central role in improving clinical workflows, enhancing diagnostic accuracy, and supporting timely treatment decisions.

Additional Segment Information

Distribution of products is primarily through independent distribution channels, and directly to end-users by the BDS Business and independent sales representatives. No customer accounted for 10% or more of revenues in any of the three years presented.

The BDS Business presents segment results on a consistent basis with internal reporting regularly reviewed by the CODM, on both a reported and a foreign currency-neutral basis, to evaluate business segment performance, as compared to budget, and allocate resources such as capital and headcount. Business segment performance is evaluated based on operating income before taxes excluding certain corporate expenses and other adjustments that are not considered part of ordinary operations. Such adjustments primarily include: amortization and other adjustments related to the purchase accounting for acquisitions; amounts related to certain legal matters; costs associated with restructuring and integration activities; and costs incurred to develop processes and systems to establish initial compliance with the European Union Medical Device Regulation and the European Union In Vitro Diagnostic Medical Device Regulation. These amounts are included in the reconciliation of segment operating income to the BDS Business’s Income Before Income Taxes, below. Prior period segment expense amounts have been recast to conform to the current year presentation.

The BDS Business’s CODM does not receive any asset information by business segment and, as such, the BDS Business does not report asset information by business segment.

The BDS Business’s segment revenues are detailed below. The BDS Business has no intersegment revenues.

(Millions of dollars)	2025			2024			2023
	United States	International	Total	United States	International	Total	United States	International	Total
Biosciences	$593	$865	$1,458	$577	$935	$1,512	$603	$906	$1,509
Diagnostic Solutions	755	1,083	1,838	784	1,064	1,848	866	1,019	1,885

Total segment revenues	$1,348	$1,948	$3,296	$1,361	$1,999	$3,360	$1,469	$1,925	$3,394

Other (a)	$—	$—	$—	$—	$(17)	$(17)	$—	$—	$—

Total BDS Business	$1,348	$1,948	$3,296	$1,361	$1,982	$3,343	$1,469	$1,925	$3,394

(a)

Represents the recognition of an accrual relating to the Italian government medical device pay back legislation which substantially relates to years prior to fiscal year 2024. Such amounts were not allocated to the BDS Business’s reportable segments, and this matter is further discussed in Note 6.

The following tables include the significant expenses by segment that are regularly provided to the CODM and a reconciliation of segment operating income to Income Before Income Taxes.

Fiscal Year 2025

(Millions of dollars)	Biosciences	Diagnostic Solutions	Total
Revenues	$1,458	$1,838	$3,296
Segment expenses:
Total cost of sales	561	1,018	1,579
% of revenues	38.5%	55.4%
Selling and administrative expense	247	301	548
% of revenues	16.9%	16.4%
Research and development expense	140	130	270
% of revenues	9.6%	7.1%

Segment Operating Income	$510	$389	$899
% of revenues	35.0%	21.2%

Unallocated items
Net interest income			2
Corporate administrative and other unallocated (a)			(398)
Specified items:
Purchase accounting adjustments (b)			(33)
Integration, restructuring and transaction expense (c)			(5)
Product, litigation, and other items (d)			(42)

Income Before Income Taxes			$423

Fiscal Year 2024

(Millions of dollars)	Biosciences	Diagnostic Solutions	Total
Revenues	$1,512	$1,848	$3,360
Segment expenses:
Total cost of sales	581	1,049	1,630
% of revenues	38.4%	56.8%
Selling and administrative expense	239	293	532
% of revenues	15.8%	15.9%
Research and development expense	128	147	275
% of revenues	8.5%	8.0%
Other operating income, net	(1)	(1)	(2)
% of revenues	(0.1)%	(0.1)%

Segment Operating Income	$565	$360	$925
% of revenues	37.4%	19.5%

Unallocated items
Net interest income			2
Corporate administrative and other unallocated (a)			(416)
Specified items:
Purchase accounting adjustments (b)			(26)
Integration, restructuring and transaction expense (c)			(89)
Product, litigation, and other items (d)			(21)
European regulatory initiative-related costs (e)			(9)

Income Before Income Taxes			$366

Fiscal Year 2023

(Millions of dollars)	Biosciences	Diagnostic Solutions	Total
Revenues	$1,509	$1,885	$3,394
Segment expenses:
Total cost of sales	589	1,025	1,614
% of revenues	39.0%	54.4%
Selling and administrative expense	242	284	526
% of revenues	16.0%	15.1%
Research and development expense	145	163	308
% of revenues	9.6%	8.6%
Other operating income, net	(4)	(1)	(5)
% of revenues	(0.3)%	(0.1)%

Segment Operating Income	$537	$414	$951
% of revenues	35.6%	22.0%

Unallocated items
Corporate administrative and other unallocated (a)			(413)
Specified items:
Purchase accounting adjustments (b)			(17)
Integration, restructuring and transaction expense (c)			(55)
European regulatory initiative-related costs (e)			(12)

Income Before Income Taxes			$454

(a)	Primarily comprised of corporate general and administrative expenses, share-based compensation expense, and foreign exchange.
(b)

Includes amortization and other adjustments related to the purchase accounting for acquisitions. The BDS Business’s amortization expense is recorded in Cost of sales across all years. The amortization in 2024 and 2023 is partially offset by amounts recorded in Selling and administrative expense related to the change in fair value of contingent consideration.

(c)	Represents amounts associated with restructuring and integration activities which are recorded in Integration, restructuring and transaction expense.
(d)

Includes certain items which are not part of ordinary operations and affect the comparability of the periods presented. Such items may include amounts related to certain legal matters, certain investment gains and losses, certain asset impairment charges, and certain pension settlement costs. The amount in 2025 included a non-cash asset impairment charge of $30 million recorded to Research and development expense to write down the carrying value of acquired in-process research and development assets in the Diagnostic Solutions segment which is further discussed in Note 10. The amount in 2024 included a $17 million accrual recorded in Total net sales relating to the Italian government medical device pay back legislation, which substantially relates to years prior to 2024 and is further discussed in Note 6.

(e)

Represents costs incurred to develop processes and systems to establish initial compliance with the European Union Medical Device Regulation, which constitute a significant, unusual change to the existing regulatory framework. The BDS Business considers these costs to be duplicative of previously incurred costs and/or one-off costs, which are limited to a specific period of time. These expenses, which are recorded in Cost of sales and Research and development expense, include the cost of labor, other services, and consulting (in particular, research and development and clinical trials) and supplies, travel, and other miscellaneous costs.

Segment information for both capital expenditures and depreciation and amortization is provided below:

(Millions of dollars)	2025	2024	2023
Capital Expenditures
Biosciences	$13	$23	$23
Diagnostic Solutions	37	41	50

Total Capital Expenditures	$50	$64	$73

Depreciation and Amortization
Biosciences	$51	$52	$52
Diagnostic Solutions	119	122	117

Total Depreciation and Amortization (a)	$170	$174	$169

(a)

Consists of depreciation and amortization amounts disclosed in Note 2 and Note 9 in addition to amortization of placed instruments of $71 million, $74 million, and $70 million and capitalized software amortization of $1 million, $1 million and $2 million in fiscal years 2025, 2024 and 2023, respectively.

Geographic Information

The countries in which the BDS Business has local revenue-generating operations have been combined into the following geographic areas: the United States (including Puerto Rico); EMEA (which includes Europe, the Middle East and Africa); Greater Asia (which includes countries in Greater China, Japan, South Asia, Southeast Asia, Korea, and Australia and New Zealand); and Other, which is comprised of Latin America (which includes Mexico and South America) and Canada.

Revenues to unaffiliated customers are generally based upon the source of the product shipment. Long-lived assets, which include net property, plant and equipment, are based upon physical location.

The table below shows revenues and long-lived assets by geographic area:

(Millions of dollars)	2025	2024	2023
Revenues
United States	$1,348	$1,361	$1,469
EMEA	994	956	909
Greater Asia	709	766	781
Other	245	260	235

	$3,296	$3,343	$3,394

Long-Lived Assets
United States	$1,836	$1,883	$1,625
EMEA	367	344	314
Greater Asia	174	181	175
Other	107	104	106

	$2,484	$2,512	$2,220

Note 9 — Goodwill and Intangible Assets

Intangible assets as of September 30 consisted of:

	2025			2024
(Millions of dollars)	Gross Carrying Amount	Accumulated Amortization	Net Carrying amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying amount
Amortized intangible assets
Developed technology	$798	$(710)	$88	$787	$(687)	$100
Customer relationships	58	(33)	25	57	(29)	28
Patents, trademarks and other	218	(168)	50	212	(160)	52

Amortized intangible assets	$1,074	$(911)	$163	$1,056	$(876)	$180

Unamortized intangible assets
Acquired in-process research and development	$14			$44
Trademarks	2			2

Unamortized intangible assets	$16			$46

Intangible amortization expense was $38 million, $37 million, and $38 million in 2025, 2024, and 2023, respectively. The estimated aggregate amortization expense for the fiscal years ending September 30, 2026 to 2030 are as follows: 2026 — $33 million; 2027 — $18 million; 2028 — $16 million; 2029 — $15 million; 2030 — $14 million.

The following is a reconciliation of goodwill by business segment:

(Millions of dollars)	Biosciences	Diagnostic Solutions	Total
Goodwill as of October 1, 2023	$448	$431	$879
Currency translation	5	2	7

Goodwill as of September 30, 2024	$453	$433	$886
Acquisitions (a)	4	—	4
Currency translation	4	2	6

Goodwill as of September 30, 2025	$461	$435	$896

(a)

Represents the goodwill recognized within the Biosciences segment in connection with the acquisition of NIRvana Sciences, Inc. during fiscal year 2025. This transaction is further discussed in Note 13.

Note 10 — Financial Instruments and Fair Value Measurements

Foreign Currency and Other Risks

The BDS Business has foreign currency exposures throughout the various countries in which it operates. BD uses derivative instruments at the corporate level to mitigate these exposures. BD does not enter into derivative financial instruments for trading or speculative purposes.

Transactional currency exposures that arise from entering into transactions, generally on an intercompany basis, in non-hyperinflationary countries that are denominated in currencies other than the functional currency are mitigated by BD primarily through the use of forward contracts that are recorded as undesignated hedges. In order to mitigate transactional foreign currency exposures resulting from anticipated intercompany purchases and sales denominated in a currency other than local functional currencies, BD entered into certain instruments such as foreign exchange forward and option contracts to hedge a portion of this currency risk, which are designated as cash flow hedges.

The BDS Business does not enter into any derivative transactions. Accordingly, derivative assets and liabilities held by BD at the corporate level and the related impacts recorded within BD’s Accumulated other comprehensive loss were not attributable to the BDS Business for any of the periods presented.

As the hedges of the transactional foreign exchange exposures resulting primarily from intercompany payables and receivables are undesignated hedges, the gains or losses on these instruments are recognized immediately in income. These gains and losses are largely offset by gains and losses on the underlying hedged items, as well as the hedging costs associated with the derivative instruments. Due to the BDS Business’s participation in BD’s hedging program, the BDS Business records an allocated portion of the impact of these activities. The net foreign exchange loss amounts recognized in Other expense, net during the years ending September 30, 2025, 2024 and 2023 were $7 million, $8 million, and $6 million, respectively.

Net gains or losses resulting from the change in fair value of the foreign exchange contracts designated as cash flow hedges are initially recorded by BD within Other comprehensive loss and reclassified into earnings upon the occurrence of the related underlying third-party transaction. If foreign exchange contracts designated as cash flow hedges are terminated prematurely as a result of the hedged transaction being probable of not occurring, the balance in Accumulated other comprehensive loss attributable to those derivatives is immediately reclassified into Net sales or Cost of sales (depending on whether the hedged item is an intercompany sale or purchase). Amounts reclassified from Accumulated other comprehensive loss into earnings related to these cash flow hedges were immaterial during 2025, and no amounts were reclassified from Accumulated other comprehensive loss into earnings relating to these cash flow hedges during 2024. BD did not have foreign exchange contracts designated as cash flow hedges during 2023. The amounts expected to be reclassified from Accumulated other comprehensive loss into earnings within the next 12 months, are not material to the BDS Business’s combined financial results.

Fair Value of Financial Instruments

The fair value of an asset or liability is the price that would be received to sell an asset or transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A fair value hierarchy is applied to prioritize inputs used in measuring fair value. The three levels of inputs used to measure fair value are detailed below.

Level 1 — Inputs to the valuation methodology which represent unadjusted quoted prices in active markets for identical assets and liabilities.

Level 2 — Inputs to the valuation methodology which include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability.

Level 3 — Inputs to the valuation methodology which are unobservable and significant to the fair value measurement.

The carrying value of cash and cash equivalents, accounts receivable, net and accounts payable, as reflected in the BDS Business’s combined balance sheets, approximates fair value due to the short-term maturities of these financial instruments.

Level 3 inputs were used to determine the fair value of contingent consideration owed by the BDS Business. As part of an acquisition entered into by the BDS Business in 2020, the BDS Business agreed to make contingent cash payments to the former owners of the acquired company based upon achievement of certain development related milestones following the acquisition date. As of September 30, 2025 and September 30, 2024, the fair value of the contingent consideration was determined to have a fair value of zero due to the remote likelihood of achieving certain development related milestones. The decreases in the fair value of the contingent consideration of $7 million and $17 million in the fiscal years ended 2024 and 2023, respectively were recorded within Selling and administrative expense. Additionally, further information about fair value measurements regarding the acquisition of NIRvana Sciences, Inc. (“NIRvana”) can be found in Note 13.

Nonrecurring Fair Value Measurements

Non-financial assets, including property, plant and equipment as well as intangible assets, are measured at fair value when there are indicators of impairment and these assets are recorded at fair value only when an impairment is recognized. These measurements of fair value are generally estimated, based upon a market participant’s perspective, using Level 3 inputs, including values estimated using the income approach.

During the fiscal year 2025, a non-cash asset impairment charge of $30 million was recorded to Research and development expense to write down the carrying value of acquired in-process research and development assets in the Diagnostic Solutions segment.

Concentration of Credit Risk

The BDS Business maintains cash deposits in excess of government-provided insurance limits. Such cash deposits are exposed to loss in the event of nonperformance by financial institutions. Substantially all of the BDS Business’s trade receivables are due from public and private entities involved in the healthcare industry. Due to the large size and diversity of the BDS Business’s customer base, concentrations of credit risk with respect to trade receivables are limited. The BDS Business does not normally require collateral.

The BDS Business continually evaluates its accounts receivables for potential collection risks. The BDS Business believes the current reserves related to all receivables are adequate and that concentration of credit risk will not have a material adverse impact on its financial position or liquidity.

Supplier Finance Programs

The BDS Business has agreements where participating suppliers are provided the ability to receive early payment of the BDS Business’s obligations at a nominal discount through supplier finance programs entered into with third party financial institutions. The BDS Business is not a party to these arrangements, and these programs do not impact the BDS Business’s obligations or affect the BDS Business’s payment terms, which generally range from 90 to 150 days. The agreements with the financial institutions do not require the BDS Business to pledge assets as security or provide other forms of guarantees for the supplier finance programs. Outstanding payables related to supplier finance programs are recorded within Accounts payable on the combined balance sheets. A rollforward of the BDS Business’s outstanding obligations under its supplier financing programs is provided below.

(Millions of dollars)
Balance at September 30, 2024	$14
Additions	89
Settlements	(79)

Balance at September 30, 2025	$24

Note 11 — Income Taxes

Provision for Income Taxes

The provision (benefit) for income taxes for the years ended September 30, 2025, 2024 and 2023 consisted of:

(Millions of dollars)	2025	2024	2023
Current:
Federal	$23	$19	$18
State and local	11	4	5
Foreign	63	67	67

	$97	$90	$90

Deferred:
Domestic	$(33)	$(41)	$(40)
Foreign	6	(4)	(11)

	(27)	(45)	(51)

Income tax provision	$70	$45	$39

The BDS Business’s domestic and foreign operations are included in BD’s domestic consolidated and foreign tax returns, and payments to most tax authorities are made by BD on the BDS Business’s behalf. The BDS Business files its own foreign tax return and makes its own foreign tax payments in Canada, China, and Spain. The BDS Business’s current tax liabilities computed under the separate return method are considered to be effectively settled in the combined financial statements at the time the transaction is recorded, with the offset recorded against Net parent investment.

The components of Income Before Income Taxes for the years ended September 30, 2025, 2024 and 2023 consisted of:

(Millions of dollars)	2025	2024	2023
Domestic, including Puerto Rico	$113	$109	$155
Foreign	310	257	299

Income Before Income Taxes	$423	$366	$454

Unrecognized Tax Benefits

The table below summarizes the gross amounts of unrecognized tax benefits without regard to reduction in tax liabilities or additions to deferred tax assets and liabilities if such unrecognized tax benefits were settled. The BDS Business believes it is reasonably possible that the amount of unrecognized tax benefits will change during the next twelve months due to one or more of the following events: expiring statutes, audit activity, tax payments, other activity, or final decisions in matters that are the subject of controversy in various taxing jurisdictions in which the BDS Business operates. However, the BDS Business does not expect changes to have a significant effect on its results of operations, financial condition, or cash flows.

	Fiscal Year
(Millions of dollars)	2025	2024	2023
Balance at October 1	$51	$47	$44
Increase due to current year tax positions	5	4	5
Increase due to prior year tax positions	—	—	10
Decrease due to prior year tax positions	(1)	—	(6)
Decrease due to settlements with tax authorities	—	—	(1)
Decrease due to lapse of statutes with limitations	(1)	(1)	(5)

Balance at September 30	$54	$50	$47

Unrecognized tax benefits that would affect the effective tax rate if recognized	$54	$50	$47

The following were included for the years ended September 30, 2025, 2024 and 2023 as a component of Income tax provision on the combined statements of income.

(Millions of dollars)	2025	2024	2023
Interest and penalties associated with unrecognized tax benefits	$12	$9	$6

BD conducts business and files tax returns in numerous countries and currently has tax audits in progress in a number of tax jurisdictions. In most jurisdictions, the BDS Business has historically been included in BD’s income tax return filings. The IRS has completed its audit for the BD combined company through fiscal year 2017. The IRS is reviewing BD’s fiscal years 2018 through 2023. For the other major tax jurisdictions where BD conducts business, tax years are generally open after 2016.

Deferred Income Taxes

Deferred income taxes at September 30, 2025 and 2024 consisted of:

	2025		2024
(Millions of dollars)	Assets	Liabilities	Assets	Liabilities
Compensation and benefits	$21	$—	$24	$—
Property and equipment	—	48	—	54
Intangibles	—	43	—	50
Loss and credit carryforwards	145	—	113	—
Product recall and liability reserves	57	—	52	—
Capitalized research and development expenses	140	—	124	—
Other	12	3	15	2

	375	94	328	106
Valuation allowance	(153)	—	(120)	—

Net (a)	$222	$94	$208	$106

(a)	Net deferred tax assets are included in Other Assets and net deferred tax liabilities are included in Deferred Income Taxes and Other Liabilities on the combined balance sheets.

Deferred tax assets and liabilities are netted on the balance sheet by separate tax jurisdictions. The BDS Business asserts indefinite reinvestment for all historical unremitted foreign earnings as of September 30, 2025. Deferred taxes have not been provided on undistributed earnings of foreign subsidiaries as of September 30, 2025 since the determination of the total amount of unrecognized deferred tax liability is not practicable.

Generally, deferred tax assets have been established as a result of net operating losses and credit carryforwards with expiration dates from 2032 to an unlimited expiration date. Valuation allowances have been established as a result of an evaluation of the uncertainty associated with the realization of certain deferred tax assets on these losses and credit carryforwards. Valuation allowances are also maintained with respect to state deferred tax assets, including losses and credit carryforwards that may not be realized. The net change during the year in the total valuation allowance is attributable to foreign losses, federal and state credit carryforwards, and certain state deferred tax assets and net operating losses carryforwards.

Tax Rate Reconciliation

A reconciliation of the federal statutory tax rate to the BDS Business’s effective income tax rate was as follows:

	2025	2024	2023
Federal statutory tax rate	21.0%	21.0%	21.0%
State and local income taxes, net of federal tax benefit	0.1	0.2	0.4
Foreign income tax at rates other than 21%	(11.9)	(9.5)	(7.3)
Effect of foreign operations	4.9	2.4	(1.4)
Effect of research credits and FDII	(1.9)	(3.0)	(3.9)
Effect of valuation allowance	3.8	1.6	0.6
Other, net	0.4	(0.3)	(0.8)

Effective income tax rate	16.4%	12.4%	8.6%

Tax Holiday

The approximate tax impact related to the tax holiday in which the BDS Business does business is provided below. The tax holiday expires in 2037. The BDS Business’s income tax payments, net of refunds are also provided below.

(Millions of dollars)	2025	2024	2023
Tax impact related to tax holiday	$102	$81	$73
Income tax payments, net of refunds	20	17	10

Tax Legislation

On July 4, 2025, the One Big Beautiful Bill Act (“OBBBA”) was enacted. The OBBBA introduces amendments to U.S. tax laws, effective on various dates from 2025 to 2027. The BDS Business is assessing the implications of this new U.S. tax legislation; however, it did not materially impact the BDS Business’s combined financial results from fiscal year 2025.

Note 12 — Leases

The BDS Business leases real estate, vehicles and other equipment which are used in their manufacturing, administrative, and research and development activities.

The BDS Business identifies a contract that contains a lease as one which conveys a right, either explicitly or implicitly, to control the use of an identified asset in exchange for consideration. The BDS Business’s lease arrangements are generally classified as operating leases. These arrangements have remaining terms ranging from less than one year to approximately 13 years and the weighted-average remaining lease term of the BDS Business’s leases is approximately 10.7 years as of September 30, 2025. An option to renew or terminate the current term of a lease arrangement is included in the lease term if the BDS Business is reasonably certain to exercise that option.

The BDS Business does not recognize a right-of-use asset and lease liability for short-term leases, which have terms of 12 months or less, on its combined balance sheets. For the longer-term lease arrangements that are recognized on the BDS Business’s combined balance sheets, the right-of-use asset and lease liability are initially measured at the commencement date based upon the present value of the lease payments due under the lease. These payments represent the combination of the fixed lease and fixed non-lease components that are due under the arrangement. The costs associated with short-term leases, as well as variable costs relating to the BDS Business’s lease arrangements, are not material to its combined financial results.

The implicit interest rates of the BDS Business’s lease arrangements are generally not readily determinable and as such, the BDS Business uses BD’s incremental borrowing rate, which is established based upon the information available at the lease commencement date, to determine the present value of lease payments due under an arrangement. The weighted-average incremental borrowing rate that has been applied to measure the BDS Business’s lease liabilities is 5.5%.

The BDS Business’s lease costs recorded in its combined statements of income for the years ended September 30, 2025, 2024 and 2023 were $50 million, $62 million, and $26 million, respectively. Lease costs include those related to real estate leases for the Milpitas, California and San Diego, California facilities that commenced in fiscal year 2024.

Cash payments arising from the BDS Business’s lease arrangements are reflected on its combined statements of cash flows as outflows used for operating activities. The right-of-use assets and lease liabilities recognized on the BDS Business’s combined balance sheet as of September 30, 2025, and 2024, were as follows:

(Millions of dollars)	September 30, 2025	September 30, 2024
Right-of-use assets recorded in Other Assets	$349	$377
Current lease liabilities recorded in Accrued expenses and other liabilities	$23	$26
Non-current lease liabilities recorded in Deferred Income Taxes and Other Liabilities	$252	$270

The BDS Business’s payments due under its operating leases are as follows:

(Millions of dollars)
2026	$37
2027	34
2028	31
2029	30
2030	30
Thereafter	208

Total payments due	370
Less: imputed interest	95

Total	$275

Note 13 — Supplemental Financial Information

Trade Receivables, Net

The BDS Business’s allowance for doubtful accounts reflects the current estimate of credit losses expected to be incurred over the life of its trade receivables. Such estimated credit losses are determined based on historical loss experiences, customer-specific credit risk, and reasonable and supportable forward-looking information, such as country or regional risks that are not captured in the historical loss information. Amounts are written off against the allowances for doubtful accounts when the BDS Business determines that a customer account is uncollectible. The amounts recognized in September 30, 2025 and 2024 relating to allowances for doubtful accounts and cash discounts, which are netted against trade receivables, are provided in the following table:

(Millions of dollars)	Allowance for Doubtful Accounts		Allowance for Cash Discounts	Total
Balance at October 1, 2022	$11		$1	$12
Additions charged to costs and expenses	3		18	21
Deductions and other	(3	) (a)	(18)	(21)

Balance at September 30, 2023	$11		$1	$12
Additions charged to costs and expenses	4		15	19
Deductions and other	(2	) (a)	(15)	(17)

Balance at September 30, 2024	$13		$1	$14

Additions charged to costs and expenses	4		13	17
Deductions and other	(2	) (a)	(13)	(15)

Balance at September 30, 2025	$15		$1	$16

(a)	Accounts written off.

Inventories, net

Inventories at September 30, 2025 and 2024 consisted of:

(Millions of dollars)	2025	2024
Materials	$134	$134
Work in process	137	108
Finished products	472	453

Total inventories, net	$743	$695

Property, Plant and Equipment, Net

Property, plant and equipment, net at September 30, 2025 and 2024 consisted of:

(Millions of dollars)	2025	2024
Land	$14	$14
Buildings	542	529
Machinery, equipment and fixtures	752	725
Leasehold improvements	17	17
Construction in progress	158	167

	1,483	1,452
Less: accumulated depreciation	836	790

Total property, plant and equipment, net	$647	$662

Prepaid Expenses and Other

Prepaid expenses and other at September 30, 2025 and 2024 consisted of:

(Millions of dollars)	2025	2024
Net investment in sales-type leases	$22	$21
Contract assets	15	13
Royalty receivables	4	7
Notes receivable non-trade(a)	—	11
Deposits, bids and advances	15	14
VAT taxes (b)	11	13
Income tax receivable	42	35
Other	24	19

Total	$133	$133

(a)

During fiscal year 2025, a loss of $10 million was recorded to Other expense, net, related to the settlement of an investment made by the Diagnostic Solutions segment, which included the write-off of non-trade notes receivable associated with the investment.

(b)	Value Added Tax.

Other Assets

Other assets at September 30, 2025 and 2024 consisted of:

(Millions of dollars)	2025	2024
Placed instruments, net	$177	$164
Right-of-use assets	349	377
Deferred income tax assets noncurrent, net of valuation allowance	159	133
Other	77	64

Total	$762	$738

Deferred Income Taxes and Other Liabilities

Deferred income taxes and other liabilities at September 30, 2025 and 2024 consisted of:

(Millions of dollars)	2025	2024
Deferred income	$23	$26
Lease liability (a)	252	270
Deferred income tax	31	31
Employee benefit obligations	18	17
Income tax reserves (b)	66	59
Other	23	24

Total	$413	$427

(a)	Includes the BDS Business’s lease obligations for the Milpitas, California and San Diego, California facilities, as further discussed in Note 12.
(b)	FIN 48 Uncertain Tax Liability and any correlated interest/penalties.

NIRvana Sciences Acquisition

On May 1, 2025, the BDS Business acquired 100% of the equity of NIRvana, a North Carolina-based developer of synthetic bacteriochlorin and fluorescent dyes. The acquisition is intended to complement the Biosciences business’s products using a flow cytometry approach that captures full emission spectra from fluorochromes to enable better separation of overlapping signals in high-parameter panels. The acquisition was accounted for under the acquisition method of accounting for business combinations. The total purchase price of $15 million includes an upfront cash payment of $12 million and an additional $3 million that is contingent upon the sellers achieving a knowledge transfer milestone within two years following the closing date. The fair value of the contingent consideration was estimated using the probability-weighted expected return method.

The assets acquired and liabilities assumed in this acquisition included a developed technology intangible asset of $12 million and $1 million of other net liabilities. The goodwill recorded from the excess of the purchase price over the fair value of the acquired net assets was $4 million, which related to the future economic benefits arising from synergies and growth opportunities within the Biosciences business. The goodwill is not deductible for tax purposes.

The acquired business did not contribute to revenues and had an immaterial impact to earnings for the period from May 1, 2025 to September 30, 2025.

Note 14 — Subsequent Events

Management has evaluated subsequent events through December 11, 2025, the date the combined financial statements were available to be issued. Based on this review, management did not identify any subsequent events that would have required adjustment or disclosure in the combined financial statements.

Annex A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

dated as of July 13, 2025

by and among

BECTON, DICKINSON AND COMPANY,

AUGUSTA SPINCO CORPORATION,

WATERS CORPORATION

and

BETA MERGER SUB, INC.

A-i

A-ii

A-iii

SCHEDULES AND EXHIBITS

Exhibit A	Separation Agreement
Exhibit B	Form of Tax Matters Agreement
Exhibit C	Form of Employee Matters Agreement
Exhibit D	Form of Transition Services Agreement
Exhibit E	Form of Intellectual Property Matters Agreement

Schedule A	Overlap Shareholder Determination Process

A-iv

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of July 13, 2025, is entered into by and among Becton, Dickinson and Company, a New Jersey corporation (the “Company”), Augusta SpinCo Corporation, a Delaware corporation and a wholly owned Subsidiary of the Company (“SpinCo”), Waters Corporation, a Delaware corporation (“RMT Partner”), and Beta Merger Sub, Inc., a Delaware corporation and wholly owned Subsidiary of RMT Partner (“Merger Sub”). Each of the foregoing parties is referred to herein as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, the Company, acting through itself and its direct and indirect Subsidiaries, currently conducts the Company Business and the SpinCo Business;

WHEREAS, contemporaneously with the execution of this Agreement, the Company, SpinCo and RMT Partner are entering into the Separation Agreement, pursuant to which the Company will, upon the terms and conditions set forth therein and in accordance with the Reorganization, separate the SpinCo Business such that, as of the Distribution, the SpinCo Business is held by the members of the SpinCo Group;

WHEREAS, to effect such separation, the Company shall, and cause members of the Company Group to, contribute, convey, transfer, assign and deliver to SpinCo and members of the SpinCo Group, and SpinCo and members of the SpinCo Group shall accept and assume from the Company and members of the Company Group, all of the right, title and interest of the Company and the members of the Company Group in, to and under certain assets and liabilities relating to the SpinCo Business, in each case on the terms and subject to the conditions set forth in the Separation Agreement;

WHEREAS, in connection with such separation and in partial consideration of the transfer to SpinCo of such assets, SpinCo will make the SpinCo Cash Distribution (as adjusted in accordance with this Agreement) to the Company;

WHEREAS, after such separation and upon the terms and subject to the conditions set forth in the Separation Agreement, the Company will distribute all of the outstanding shares of the common stock, $0.01 par value, of SpinCo (the “SpinCo Common Stock”) to the Company’s stockholders without consideration on a pro rata basis (the disposition by the Company of 100% of the SpinCo Common Stock by way of such distribution is referred to as the “Distribution”);

WHEREAS, following the Distribution, at the Effective Time, the Parties will effect the merger of Merger Sub with and into SpinCo, with SpinCo continuing as the surviving corporation and becoming a wholly owned Subsidiary of RMT Partner, all upon the terms and subject to the conditions set forth herein;

WHEREAS, the board of directors of RMT Partner (the “RMT Partner Board”) has unanimously (a) determined that the terms of the Agreement and the transactions contemplated hereby, including the RMT Partner Share Issuance, are fair to and in the best interests of RMT Partner and its stockholders, (b) approved and declared advisable the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger and the RMT Partner Share Issuance, on the terms and subject to the conditions set forth herein, (c) resolved to recommend that the stockholders of RMT Partner approve the RMT Partner Share Issuance (the “RMT Partner Board Recommendation”), and (d) directed that the RMT Partner Share Issuance be submitted to a vote at a meeting of RMT Partner’s stockholders;

WHEREAS, the board of directors of Merger Sub has determined that the Merger and this Agreement are advisable and in the best interests of its sole stockholder and has approved this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, the board of directors of the Company (the “Company Board”) has approved this Agreement and the transactions contemplated hereby, subject to such further action by the Company Board required, if applicable, to determine the structure of the Distribution, establish the Record Date and the Distribution Date, and the effectiveness of the declaration of the Distribution by the Company Board (which shall be subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Separation Agreement);

WHEREAS, the board of directors of SpinCo (the “SpinCo Board”) has determined that the Merger and this Agreement are advisable and in the best interests of its sole stockholder and has approved this Agreement and the transactions contemplated hereby, including the Merger; and

WHEREAS, it is the intention of the Parties that, for U.S. federal income Tax purposes: (a) the Contribution and the Distribution, taken together, qualify as a “reorganization” within the meanings of Sections 368(a)(1)(D) and 355(a) of the Code; (b) the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code; and (c) this Agreement constitutes, and is hereby adopted as, a “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for the Merger and for purposes of Sections 354, 361 and 368 of the Code.

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. As used herein, the following terms have the following meanings:

1. “Acceptable Confidentiality Agreement” shall mean a confidentiality agreement that contains confidentiality and use provisions that are not materially less restrictive to the other party than the terms in the Confidentiality Agreement are on RMT Partner; provided that such confidentiality agreement may not include any provision calling for an exclusive right to negotiate with any Party to this Agreement or otherwise prohibiting RMT Partner’s compliance with its obligations under this Agreement.

2. “Action” shall mean any action, claim, dispute, suit, countersuit, arbitration or proceeding of any nature (whether criminal, civil, legislative, administrative, regulatory, prosecutorial or otherwise) by or before any federal, state, local, foreign or international Governmental Authority or any arbitration or mediation tribunal.

3. “Adverse Law Event” shall mean (a) the enactment of any Law, issuance of any judicial determination or proposal or promulgation of any administrative authority or pronouncement (including any interpretation of Law) which would materially adversely affect the Intended Tax Treatment, (b) the approval by either house of the U.S. Congress or the U.S. executive branch of any legislation which would if enacted and signed into Law, or would reasonably be expected to if enacted and signed into Law, materially adversely affect the Intended Tax Treatment or (c) the refusal by the IRS to issue any ruling requested in the IRS Ruling Request.

4. “Affiliate” shall mean, when used with respect to a specified Person (at any point of time or with respect to a period of time, as applicable), a Person that, directly or indirectly, through one (1) or more intermediaries, controls, is controlled by or is under common control with such specified Person. For the purpose of this definition, “control” (including, with correlative meanings, “controlled by” and “under common control with”), when used with respect to any specified Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other interests, by contract, agreement, obligation, indenture, instrument, lease, promise, arrangement, release, warranty, commitment, undertaking or otherwise. Following the Effective Time, Affiliates of RMT Partner shall include the members of the SpinCo Group.

5. “Agreement” shall mean this Agreement and Plan of Merger, including all Annexes, Exhibits and Schedules hereto (including the RMT Partner Disclosure Schedule and the SpinCo Disclosure Schedule), as may be amended, restated, modified or supplemented from time to time in accordance with its terms.

6. “Anti-Corruption Laws” shall mean all Laws relating to the prevention of corruption, money laundering and bribery, including the U.S. Foreign Corrupt Practices Act of 1977 and the UK Bribery Act 2010.

7. “Antitrust Laws” shall mean the Sherman Antitrust Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, the HSR Act and any other federal, state, foreign or supranational Law that is designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

8. “Benefit Plan” shall mean each “employee benefit plan” (within the meaning of Section 3(3) of ERISA but regardless of whether such plan is subject to ERISA) and each benefit or compensation plan, program, policy, contract, agreement or arrangement, including each pension, retirement, profit sharing, 401(k), severance, health and welfare, disability, deferred compensation, employment, consulting, termination, change-in-control, retention, fringe benefit, stock purchase, cash bonus or equity-based incentive or other compensatory or benefit plan, program, agreement, policy or other arrangement, in each case, excluding any plan, program or arrangement that is sponsored, maintained or administered by any Governmental Authority or any Multiemployer Plan.

9. “Business Day” shall mean any day that is not a Saturday, a Sunday or other day on which banking institutions are authorized or obligated by Law to be closed in New York, New York.

10. “Code” shall mean the U.S. Internal Revenue Code of 1986.

11. “Collective Bargaining Agreement” shall mean each written Contract with a labor union, labor organization, works council or other employee representative body.

12. “Company Assets” has the meaning set forth in the Separation Agreement.

13. “Company Award” has the meaning set forth in the Employee Matters Agreement.

14. “Company Benefit Plan” shall mean each Benefit Plan that is (a) maintained, sponsored, contributed to or entered into, or is required to be maintained, sponsored, contributed to or entered into, by the Company or any of its Affiliates (including SpinCo and its Subsidiaries) for the benefit of any SpinCo Group Employee or any other current or former director, officer, consultant, employee or other individual service provider of the SpinCo Business or (b) under or with respect to which SpinCo has any Liability.

15. “Company Business” has the meaning set forth in the Separation Agreement.

16. “Company Combined Tax Return” shall mean any combined, consolidated, affiliated, unitary or similar Tax Return that includes the Company or any of its Affiliates (other than the members of the SpinCo Group), on the one hand, and any of SpinCo or the SpinCo Subsidiaries, on the other hand, it being understood that a Tax Return claiming group relief or similar sharing of Tax losses or other attributes (or surrendering) shall not, by virtue of such claiming, be considered a Company Combined Tax Return.

17. “Company Common Stock” shall mean the common stock, par value $1.00 per share, of the Company.

18. “Company Credit Agreement” shall mean that certain Second Amended and Restated Credit Agreement, dated as of January 25, 2023, by and among the Company, the other entities party thereto and Citibank, N.A., as administrative agent, as amended, restated, supplemented or otherwise modified from time to time.

19. “Company Distribution Tax Representations” shall mean the representations of an officer of the Company, dated as of the Closing Date, in form and substance reasonably satisfactory to Tax Counsel, delivered to Tax Counsel in connection with the Distribution Tax Opinion.

20. “Company Group” has the meaning set forth in the Separation Agreement.

21. “Company Liabilities” has the meaning set forth in the Separation Agreement.

22. “Company Material Adverse Effect” shall mean any change, event, development, occurrence or effect that has a material adverse effect on the ability of the Company to consummate the Distribution or the Separation by the Outside Date.

23. “Company PSU Award” has the meaning set forth in the Employee Matters Agreement.

24. “Company SEC Documents” shall mean all forms, reports, Schedules, statements and other documents required to be filed or furnished by the Company or SpinCo with the SEC since January 1, 2024.

25. “Company Tax Group” shall mean any consolidated, combined, affiliated or unitary group that includes the Company or any of its Affiliates that are not SpinCo or the SpinCo Subsidiaries.

26. “Confidentiality Agreement” shall mean that certain Confidentiality Agreement, by and between RMT Partner and the Company, dated as of March 14, 2025, as amended, restated or supplemented from time to time, including any addendum thereto.

27. “Consent” shall mean any consent, clearance, expiration or termination of a waiting period, approval, exemption, waiver, authorization, filing, registration or notification.

28. “Contract” shall mean any binding contract (whether written or oral), agreement, understanding, arrangement, subcontract, commitment, loan or credit agreement, note, bond, indenture, lease, warranty, accepted purchase order with outstanding performance obligations at the applicable time of determination, sublicense or license or other instrument.

29. “Contract Manufacturing Agreements” shall mean Contract Manufacturing Agreements in substantially the form agreed among the Parties pursuant to Section 8.4 of the Separation Agreement (with such changes as set forth on Section 1.1(a) of the SpinCo Disclosure Schedule), as such agreements may be amended, restated, modified or supplemented from time to time in accordance with their terms.

30. “Contribution” has the meaning set forth in the Separation Agreement.

31. “Controlled Group Liability” shall mean any and all Liabilities (a) under Title IV of ERISA, (b) under Section 302 of ERISA, (c) under Sections 412 and 4971 of the Code, and (d) as a result of a failure to comply with the continuing coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code.

32. “Determination Time” means 4:30 p.m. Eastern Time on the second (2nd) Business Day immediately prior to the date on which the Closing occurs.

33. “DGCL” shall mean the Delaware General Corporation Law.

34. “Distribution Date” has the meaning set forth in the Separation Agreement.

35. “Distribution Time” has the meaning set forth in the Separation Agreement.

36. “Employee Matters Agreement” shall mean an Employee Matters Agreement in substantially the form attached hereto as Exhibit C, as such agreement may be amended, restated, modified or supplemented from time to time in accordance with its terms.

37. “Environmental Law” has the meaning set forth in the Separation Agreement.

38. “Environmental Liabilities” has the meaning set forth in the Separation Agreement.

39. “ERISA” shall mean the Employee Retirement Income Security Act of 1974.

40. “ERISA Affiliate” shall mean, with respect to any entity, trade or business (whether or not incorporated), any other entity, trade or business (whether or not incorporated) that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

41. “Exchange Act” shall mean the U.S. Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.

42. “Exchange Ratio” shall mean (subject to adjustment as contemplated by Section 3.1(a)(iv) and Section 3.1(c)), a number equal to (a) the Fully Diluted SpinCo Shares minus the SpinCo Make Whole Awards divided by (b) the number of outstanding shares of SpinCo Common Stock immediately following the Distribution other than any Hook Stock.

43. “Ex-Im Laws” shall mean all Laws relating to export, reexport, transfer, and import controls, including the Export Administration Regulations, the customs and import Laws administered by U.S. Customs and Border Protection, and the EU Dual Use Regulation.

44. “FDA” shall mean the U.S. Food and Drug Administration.

45. “Food and Drug Law” shall mean the United States Federal Food, Drug, and Cosmetic Act (21 U.S.C. §§ 301 et seq.) and the Public Health Service Act (42 U.S.C. §§ 201 et seq.), including the regulations promulgated and guidance issued thereunder, including Good Manufacturing Practices, Good Clinical Practices, Good Laboratory Practice Requirements, Good Distribution Practices, Controlled Substance Law, any other applicable Laws governing or relating to the procurement, development, research, testing, investigation, approval, manufacture, processing, reprocessing, production, packaging, labeling, advertising, marketing, sale, distribution, recall, importation, exportation, handling, quality or pharmacovigilance of drugs, biological products, cosmetics, medical devices and combination products, and with respect to each of the foregoing, all equivalent or similar Laws in any jurisdiction.

46. “Foreign Benefit Plan” shall mean any Benefit Plan that is maintained primarily for the benefit of any current and/or former director, officer, consultant, employee or other individual service provider outside the United States.

47. “Foreign Investment Law” shall mean any federal, state, foreign, or supranational Law that is designed or intended to screen, prohibit, restrict or regulate investments on cultural, public order or safety, privacy, or national or economic security grounds.

48. “Foreign Subsidies Regulation” shall mean Regulation (EU) 2022/2560 of the European Parliament and any related rules and regulations, as administered and enforced by the European Commission.

49. “Fraud” shall mean any actual and intentional misrepresentation of a material fact by a Party in making the representations and warranties set forth in Article IV, Article V or Article VI, as applicable, or in the certificate contemplated by Section 8.2(c) and Section 8.3(c), as applicable, that constitutes actual common law fraud under the Laws of the State of Delaware, but does not include fraud based on constructive knowledge, negligent misrepresentation, recklessness or a similar theory.

50. “Fully Diluted RMT Partner Shares” shall mean the sum of (a) the number of shares of RMT Partner Common Stock outstanding as of the Determination Time plus (b) the number of shares of RMT Partner Common Stock underlying RMT Partner LTI Awards as of the Determination Time (provided that for purposes of this clause (b), shares of RMT Partner Common Stock underlying RMT Partner Options will be calculated using the treasury stock method and performance awards will be calculated assuming performance goals are satisfied based on target performance).

51. “Fully Diluted SpinCo Shares” shall mean a number of shares of RMT Partner Common Stock equal to (a) the Fully Diluted RMT Partner Shares, multiplied by (b) a fraction equal to 39.2%, divided by 60.8%.

52. “GAAP” shall mean generally accepted accounting principles in the United States.

53. “Good Clinical Practices” shall mean the FDA’s standards for the design, conduct, performance, monitoring, auditing, recording, analysis, and reporting of clinical trials, including those standards contained in 21 C.F.R. Parts 50, 54, 56 and 312, and comparable standards of any other applicable Governmental Authority.

54. “Good Distribution Practices” shall mean the FDA’s standards for the distribution of drugs, biological products, medical devices and combination products including those set forth in applicable FDA regulations and applicable guidance issued by FDA and any comparable foreign standards as applicable.

55. “Good Laboratory Practice Requirements” shall mean the FDA’s standards for conducting non-clinical laboratory studies, including those standards contained in 21 C.F.R. Part 58, and comparable standards of any other applicable Governmental Authority.

56. “Good Manufacturing Practices” shall mean the current good manufacturing practices and quality systems required for drugs, biological products, medical devices, and combination products including as set forth in 21 C.F.R. Parts 4, 210, 211, 601, 610, and 820, and 21 U.S.C. § 351 and 42 U.S.C. 262, and any comparable foreign standards as applicable.

57. “Governmental Authority” shall mean any nation or government, any state, municipality or other political subdivision thereof, and any entity, body, agency, commission, department, board, bureau, court, tribunal or other instrumentality, whether federal, state, local, domestic, foreign or multinational, exercising executive, legislative, judicial, regulatory, administrative or other similar functions of, or pertaining to, a government and any executive official thereof.

58. “Hazardous Materials” has the meaning set forth in the Separation Agreement.

59. “Healthcare Laws” shall mean all Laws applicable to the Company’s and each of its Subsidiaries’ business relating to the regulation, provision, management or administration of, ordering or arranging for, or payment or reimbursement for, any healthcare items or services, including: (a) the Anti-Kickback Act of 1986 (41 U.S.C. §§ 51-58); (b) the False Claims Act (31 U.S.C. §§ 3729-3733); (c) the Exclusion Law, 42 U.S.C. § 1320a-7; (d) the Civil Monetary Penalties Law (42 U.S.C. § 1320 a-7a); (e) the Physician Payments Sunshine Act (42 U.S.C. § 1320a-7h); (f) the False Claim Law (42 U.S.C. § 1320a-7b(a)); (g) the Anti-inducement Law (42 U.S.C. § 1320a-7a(a)(5)); (h) the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)); (i) HIPAA; (j) the Deficit Reduction Act of 2005 (Pub. L. No. 109-171, 120 Stat. 5 (2005)); (k) the FDA debarment rules (21 U.S.C. § 335a); and (l) any other Laws with respect to healthcare related fraud and abuse, false claims, self-referral, anti-kickback, and licensing.

60. “HIPAA” shall mean the Health Insurance Portability and Accountability Act of 1996, including the Standards for Privacy of Individually Identifiable Health Information (45 CFR Part 160 and Part 164, Subparts A, D and E), the Transactions and Code Set Standards (45 CFR Part 162), and the Security Standards for the Protection of Electronic Protected Health Information (45 CFR Part 164, Subparts A and C), the Health Information Technology for Economic and Clinical Health Act (Title XIII of the American Recovery and Reinvestment Act of 2009) as set forth at 42 USC §§ 17931 et seq., as may be amended, and implementing regulations thereof.

61. “Hook Stock” shall mean any shares of SpinCo Common Stock that are distributed in the Distribution to a Subsidiary of the Company that is a member of the Company Group, which, in accordance with Section 3.4 of the Separation Agreement, will be acquired by the Company for cash, and subsequently transferred by the Company to SpinCo for no consideration and be cancelled and cease to be outstanding, in each case, prior to the Merger.

62. “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

63. “Information Technology” has the meaning set forth in the Separation Agreement.

64. “Intellectual Property” has the meaning set forth in the Separation Agreement.

65. “Intellectual Property Matters Agreement” shall mean an Intellectual Property Matters Agreement in substantially the form attached hereto as Exhibit E, as such agreement may be amended, restated, modified or supplemented from time to time in accordance with its terms.

66. “Interests” shall mean shares, partnership interests, limited liability company interests or any other equity interest in any Person.

67. “Intervening Event” shall mean any change, event, development or occurrence with respect to RMT Partner that is material to RMT Partner and its Subsidiaries (taken as a whole) which was not known by or was not reasonably foreseeable to, the RMT Partner Board as of the date of this Agreement (or which was known or reasonably foreseeable but in respect of which the probability or magnitude of the consequences were not known or reasonably foreseeable as of the date hereof); provided, however, that in no event shall (a) the receipt, existence or terms of a Competing Proposal or Superior Proposal, (b) any events, developments, occurrences or changes in circumstances of the Company or the members of the SpinCo Group, (c) the status of the Merger under the HSR Act or of any of the other Requisite Regulatory Approvals, (d) any change in the price, or change in trading volume, of RMT Partner Common Stock (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been an Intervening Event, to the extent not otherwise expressly prohibited by this definition), (e) the fact in and of itself of meeting or exceeding internal or analysts’ expectations, projections or results of operations (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been an Intervening Event, to the extent not otherwise expressly prohibited by this definition), (f) changes in general economic, political or financial conditions or markets (including changes in interest rates, exchange rates, stock, bond or debt prices) or (g) changes in GAAP, other applicable accounting rules or applicable Law or, in any such case, changes in the interpretation thereof, constitute or be deemed to contribute to an Intervening Event.

68. “IRS” shall mean the U.S. Internal Revenue Service.

69. “IRS Ruling” shall mean a private letter ruling from the IRS received by the Company after the date hereof regarding such matters germane to the U.S. federal income Tax consequences of the Reorganization, Contribution, Distribution and Merger and any related transactions as the Company and RMT Partner may determine in accordance with Section 7.2(g), including any matters included in the initial formal private letter ruling request (as distinguished from any pre-submission conference memorandum) submitted by the Company pursuant to Section 7.2(g) and any supplemental requests or information submissions by the Company with respect to modifications requested by, or needed or appropriate to accommodate or respond to, the IRS after such initial formal request, which private letter ruling (a) shall include rulings substantively similar to the rulings contained in IRS Private Letter Ruling 202145020, including with respect to the “Overlap Counting Principles” described therein, and (b) shall not impose an obligation to review investor websites or other sources of information to gather information at a time following the beginning of the day on the date that is two (2) Business Days prior to the Closing Date.

70. “IRS Ruling Request” shall mean a formal request (as distinguished from any pre-submission conference memorandum) for the IRS Ruling that will be submitted by the Company to the IRS.

71. “Knowledge” shall mean (a) with respect to the Company, the actual knowledge of the persons set forth in Section 1.1(b) of the SpinCo Disclosure Schedule, (b) with respect to SpinCo, the actual knowledge of the persons set forth in Section 1.1(c) of the SpinCo Disclosure Schedule, and (c) with respect to RMT Partner, the actual knowledge of the persons set forth in Section 1.1(a) of the RMT Partner Disclosure Schedule.

72. “Law” shall mean any national, supranational, federal, state, provincial, local or similar law (including common law), statute, code, order, ordinance, rule, regulation, treaty (including any income tax treaty), license, Permit, decree, injunction, binding judicial or administrative interpretation or other requirement, in each case, enacted, promulgated, issued or entered by a Governmental Authority, including Regulatory Laws.

73. “Liability” shall mean all debts, guarantees, assurances, commitments, liabilities, responsibilities, Losses, deficiencies, fines, settlements, sanctions, costs, interest and obligations of any nature or kind, whether accrued or fixed, absolute or contingent, matured or unmatured, accrued or not accrued, asserted or unasserted, liquidated or unliquidated, foreseen or unforeseen, known or unknown, reserved or unreserved, or determined or determinable, including those arising under any Law, Action or order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority or arbitration tribunal, and those arising under any contract, agreement, obligation, indenture, instrument, lease, promise, arrangement, release, warranty, commitment or undertaking, or any fines, damages or equitable relief that is imposed, in each case, including all costs and expenses relating thereto.

74. “Lien” shall mean any mortgage, deed of trust, pledge, hypothecation, encumbrance, easement, exclusive license, purchase option, right of first refusal, security interest or other lien of any kind.

75. “Losses” shall mean actual losses (including any diminution in value), costs, damages, penalties and expenses (including legal and accounting fees and expenses and costs of investigation and litigation).

76. “Merger Tax Opinions” shall mean the Company Merger Tax Opinion and the RMT Partner Merger Tax Opinion.

77. “Multiemployer Plan” shall mean any “multiemployer plan” within the meaning of Section 3(37) or Section 4001(a)(3) of ERISA.

78. “NYSE” shall mean the New York Stock Exchange.

79. “OFAC” shall mean the U.S. Department of the Treasury Office of Foreign Assets Control.

80. “Open Source Software” shall mean any software that is subject to the terms of any license agreement that meets the definition of “Open Source” promulgated by the Open Source Initiative, available online at http://www.opensource.org/osd.html or a similar license.

81. “Organizational Documents” shall mean: (a) with respect to any corporation, its articles or certificate of incorporation and bylaws; (b) with respect to any limited liability company, its articles or certificate of organization or formation and its operating agreement or limited liability company agreement or documents of similar substance; (c) with respect to any limited partnership, its certificate of limited partnership and partnership agreement or governing or organizational documents of similar substance; and (d) with respect to any other entity, governing or organizational documents of similar substance to any of the foregoing, in the case of each of the foregoing clauses (a) through (d), including any amendments as may be in effect from time to time.

82. “Overlap Shareholders” shall have the meaning set forth on Schedule A.

83. “Overlap Shares” shall mean, with respect to any Overlap Shareholder, (a) the lesser of (i) the SpinCo Overlap Ownership Percentage for such Overlap Shareholder and (ii) the RMT Partner Overlap Ownership Percentage for such Overlap Shareholder, multiplied by (b) the number of shares of RMT Partner Common Stock that will be issued and outstanding immediately following the Effective Time.

84. “Permits” shall mean permits, approvals, authorizations, consents, licenses or certificates issued by any Governmental Authority.

85. “Permitted Liens” shall mean: (a) statutory Liens arising by operation of Law with respect to a Liability incurred in the ordinary course of business and which is not delinquent or is being contested in good faith by appropriate proceedings; (b) requirements and restrictions of zoning, licensing, permitting, building and other similar land-use Laws which are not violated by the present use or occupancy of the real property subject thereto; (c) Liens for Taxes or mechanics’, materialmen’s and similar Liens arising or incurred in the ordinary course of business and with respect to any amounts, in each case (i) not yet due and payable or (ii) which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (d) non-exclusive license rights to Intellectual Property granted in the ordinary course of business; (e) easements (including conservation easements and public trust easements, rights-of-way, road use Contracts, covenants, conditions, restrictions, reservations, licenses, Contracts and other similar non-monetary matters) of public record (provided, however, that the same, individually and in the aggregate, do not materially impair or interfere with the operation or use of such real property in the operation of the business currently conducted thereon); (f) purchase money Liens and Liens securing rental payments under capital lease agreements; (g) pledges or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security (other than pursuant to Section 303(k) or 4068 of ERISA or Section 430(k) of the Code) or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, performance and return of money bonds and similar obligations; (h) Liens arising under conditional sales Contracts and equipment leases with third parties entered into in the ordinary course of business; (i) pledges or deposits to secure public or statutory obligations unrelated to any default or violation of any Law; (j) Liens arising under or created by this Agreement or any Transaction Document (other than as a result of a breach or default under such Contracts); (k) Liens securing the obligations in respect of SpinCo Financing, Permanent SpinCo Financing or RMT Partner Financing; (l) restrictions on transfer resulting from securities Laws; and (m) Liens described on Section 1.1(d) of the SpinCo Disclosure Schedule or Section 1.1(b) of the RMT Partner Disclosure Schedule.

86. “Person” shall mean an individual, a general or limited partnership, a corporation, a trust, a joint venture, an unincorporated organization, a limited liability entity, any other entity and any Governmental Authority.

87. “Personal Information” shall mean all information in any form or media that identifies, could be used to identify or is otherwise related to an individual person (including any current, prospective or former customer, end user or employee), in addition to any definition for “personal information” or any similar term provided by applicable Law, Privacy Requirements or by the Company or RMT Partner, as applicable, in any of their respective privacy policies, notices or contracts (e.g., “personal data,” “personally identifiable information” or “PII”).

88. “Preferred Stock Exchange” has the meaning set forth in the Separation Agreement.

89. “Preferred Stock Recapitalization” has the meaning set forth in the Separation Agreement.

90. “Privacy Laws” shall mean any and all applicable Laws, legal requirements and self-regulatory guidelines (including of any applicable foreign jurisdiction) relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (technical, physical or administrative), disposal, destruction, disclosure or transfer (including cross-border) of any Personal Information, including, but not limited to, the Federal Trade Commission Act, California Consumer Privacy Act (CCPA), Payment Card Industry Data Security Standard (PCI-DSS), EU General Data Protection Regulation (GDPR), any and all applicable Laws relating to breach notification, the use of biometric identifiers and the use of Personal Information for marketing purposes.

91. “Privacy Requirements” shall mean all applicable Privacy Laws and all of the Company’s and RMT Partner’s, as applicable, policies, notices and contractual obligations relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (technical, physical and administrative), disposal, destruction, disclosure or transfer (including cross-border) of Personal Information.

92. “Proxy Statement” shall mean the proxy statement to be mailed to the stockholders of RMT Partner relating to the RMT Partner Stockholders Meeting, including any amendments or supplements thereto.

93. “Qualified SpinCo Common Stock” shall mean SpinCo Common Stock received by holders of Company Common Stock pursuant to the Distribution, except for any SpinCo Common Stock that is acquired, directly or indirectly, pursuant to a plan (or series of related transactions) that includes the Distribution, within the meaning of Section 355(e) of the Code and the Treasury Regulations promulgated thereunder. This definition (and the application thereof) is intended to monitor compliance with Section 355(e) of the Code and shall be interpreted accordingly.

94. “Record Date” shall mean the close of business on the date to be determined by the Company Board (or a committee thereof) as the record date for the determination of holders of record of the Company Common Stock entitled to receive shares of SpinCo Common Stock in the Distribution.

95. “Registered IP” has the meaning set forth in the Separation Agreement.

96. “Regulatory Authorizations” shall mean all approvals, clearances, Permits authorizations, registrations and listings of the Company or any of its Subsidiaries, including FDA establishment registrations, new drug applications, abbreviated new drug applications, biologic license applications, investigational new drug applications, investigational device exemptions, drug listings, medical device listings, de novo applications, premarket notifications and premarket approvals in any applicable jurisdiction, and 510(k) clearances and certifications by the International Organization for Standardization, in any applicable jurisdiction.

97. “Regulatory Laws” shall mean all Healthcare Laws and all Food and Drug Laws.

98. “Reimbursement Obligations” shall mean the sum of (a) all documented out-of-pocket costs and expenses incurred by the Company, SpinCo or any of their respective Subsidiaries in connection with the SpinCo Financing or any Permanent SpinCo Financing (including all commitment fees and other fees, obligations and expenses arising pursuant to the terms of the SpinCo Commitment Letter or the SpinCo Financing Agreements or in connection with any Permanent SpinCo Financing, and the documented out-of-pocket fees, costs and expenses of counsel, accountants, consultants or other advisors (including financial or capital markets advisors)) and (b) all interest expense incurred and fees paid by the Company, SpinCo or any of their respective Subsidiaries with respect to any SpinCo Financing (whether pursuant to the SpinCo Commitment Letter, the SpinCo Financing Agreements or otherwise) or any Permanent SpinCo Financing with respect to any period, or on any date, at or prior to the earlier of the Closing or the termination of this Agreement; provided that costs of preparation of the SpinCo Unaudited September 2024 Financial Statements, the SpinCo Unaudited December 2024 Financial Statements, the SpinCo Audited Financial Statements and the SpinCo Subsequent Unaudited Financial Statements shall not constitute “Reimbursement Obligations.”

99.  “Release” has the meaning set forth in the Separation Agreement.

100. “Reorganization” has the meaning set forth in the Separation Agreement.

101. “Reorganization Step Plan” has the meaning set forth in the Separation Agreement.

102. “Representative” shall mean, with respect to any Person, any of such Person’s directors, officers, employees, agents, consultants, advisors, accountants, financing sources, attorneys or other representatives.

103. “RMT Partner Affiliate Contract” shall mean any Contract, whether or not in writing, between any of RMT Partner or its Subsidiaries, on the one hand, and any present or former officer or director of RMT Partner or any of its Subsidiaries or “immediate family member” thereof (as defined in Rule 16a-1 under the Exchange Act), on the other hand.

104. “RMT Partner Benefit Plan” shall mean each Benefit Plan that is maintained, sponsored, contributed to or entered into, or is required to be maintained, sponsored, contributed to or entered into, by RMT Partner or any of its Affiliates or under or with respect to which RMT Partner or any of its Affiliates has any Liability.

105. “RMT Partner Business” shall mean the businesses of RMT Partner and its Subsidiaries as conducted as of the date hereof.

106. “RMT Partner Business Systems” shall mean the Information Technology and Software used or relied on by or for the operation of the RMT Partner Business, including in each case any outsourced systems and processes.

107. “RMT Partner Common Stock” shall mean the common stock, par value $0.01 per share, of RMT Partner.

108. “RMT Partner Credit Agreement” shall mean the Amendment and Restatement Agreement to the Credit Agreement, dated as of September 17, 2021, by and among RMT Partner, the lenders and issuing banks party thereto and JPMorgan Chase Bank, N.A., as administrative agent.

109. “RMT Partner Datasite” shall mean the datasite established by RMT Partner for purposes of due diligence of RMT Partner and the RMT Partner Subsidiaries and their respective businesses (including any “clean room” or similar subset of a datasite or folders in which access is restricted to certain Representatives of the Company) located at www.intralinks.com.

110. “RMT Partner Director Deferred Compensation Plan” means the RMT Partner 1996 Non-Employee Director Deferred Compensation Plan, as amended and restated effective January 1, 2008.

111. “RMT Partner Disclosure Schedule” shall mean the Disclosure Schedule delivered by RMT Partner to the Company and SpinCo on the date hereof and identified as such.

112. “RMT Partner Distribution Tax Representations” shall mean the representations of an officer of RMT Partner, dated as of the Closing Date, in form and substance reasonably satisfactory to Tax Counsel, delivered to Tax Counsel in connection with the Distribution Tax Opinion.

113. “RMT Partner Employee Stock Purchase Plan” means the RMT Partner 2009 Employee Stock Purchase Plan, as adopted on February 27, 2009.

114. “RMT Partner Intellectual Property” shall mean the Intellectual Property owned by RMT Partner or any of its Subsidiaries.

115. “RMT Partner Lender Parties” shall mean the RMT Partner Lenders, together with their Affiliates, and their Affiliates’ current or future officers, directors, employees, agents, Representatives, stockholders, limited partners, managers, members or partners and their successors and assigns, in each case in their respective capacities as such.

116. “RMT Partner Lenders” shall mean the entities that have committed or commit, after the date hereof, to provide or otherwise enter into agreements as lenders in connection with the RMT Partner Financing, including the parties to the RMT Partner Commitment Letter and any joinder agreements or credit agreements relating thereto.

117. “RMT Partner LTI Awards” shall mean, collectively, RMT Partner Options, RMT Partner RSU Awards, RMT Partner Restricted Share Awards, RMT Partner Performance Unit Awards.

118. “RMT Partner Material Adverse Effect” shall mean any change, event, development, occurrence or effect that has, individually or in the aggregate, a material adverse effect on (a) the business, financial condition or results of operations of RMT Partner and the RMT Partner Subsidiaries, taken as a whole; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or would reasonably be expected to be a RMT Partner Material Adverse Effect for purposes of this clause (a): (i) any changes resulting from general market, economic, financial, capital markets or regulatory conditions, (ii) any general changes in the credit, debt, financial or capital markets or changes in interest or exchange rates, (iii) any changes in applicable Law or GAAP (or, in each case, authoritative interpretations thereof), (iv) any changes resulting from any hurricane, flood, tornado, earthquake or other natural disaster or weather-related events, or other force majeure events, any epidemics, pandemics or disease, or any worsening thereof, (v) any changes resulting from local, national or international political conditions, including the outcome of any elections, the outbreak or escalation of any military conflict, declared or undeclared war, armed hostilities, cyberterrorism or other acts of foreign or domestic terrorism or civil unrest, (vi) any changes generally affecting the industries in which RMT Partner and the RMT Partner Subsidiaries operate, (vii) any changes resulting from the execution of this Agreement or the Separation Agreement or the announcement or the pendency of the Merger or the Separation, including, to the extent resulting therefrom, any actions of or loss of customers, suppliers, distributors, employees or other material business relationships (including any cancellation or delay in customer orders or any termination of or adverse changes to any Contract effected or proposed by any customer, supplier, distributor or other counterparty) (provided that this clause (vii) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address, as applicable, the consequences resulting from the execution of this Agreement or the Separation Agreement or the announcement or the pendency of the Merger or the Separation), (viii) any changes in RMT Partner’s stock price or the trading volume of RMT Partner’s stock or any change in the credit rating of RMT Partner (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted by another clause of this definition), (ix) any change resulting from any action required to be taken by the terms of this Agreement (other than pursuant to Section 7.1), (x) changes in or the imposition of any tariffs, or any actions relating to trade disputes, or changes in funding policies of or spending by Governmental Authorities (including the National Institutes of Health), (xi) the failure to meet internal or analysts’ expectations, projections or results of operations (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted by another clause of this definition) or (xii) any stockholder or derivative litigation arising from or relating to this Agreement or the transactions contemplated hereby; provided that, in the case of clauses (i), (ii), (iii), (iv), (v),

(vi) and (x), if such changes, events, developments, conditions, occurrences or effects disproportionately impact RMT Partner and the RMT Partner Subsidiaries, taken as a whole, as compared to other participants in the industries in which RMT Partner and the RMT Partner Subsidiaries operate, only the incremental disproportionate impact thereof may be taken into account in determining whether a RMT Partner Material Adverse Effect has occurred or would reasonably be expected to occur; or (b) the ability of RMT Partner to consummate the Merger prior to the Outside Date.

119. “RMT Partner Merger Tax Representations” shall mean the representations of an officer of RMT Partner, dated as of the Closing Date, in form and substance reasonably satisfactory to Tax Counsel and RMT Partner’s Tax Counsel, delivered to Tax Counsel and RMT Partner’s Tax Counsel in connection with the Merger Tax Opinions.

120. “RMT Partner Option” shall mean an option to purchase RMT Partner Common Stock granted under the RMT Partner Stock Plan.

121. “RMT Partner Overlap Ownership Percentage” shall mean, with respect to any Overlap Shareholder, the fraction obtained by dividing (a) the number of shares of RMT Partner Common Stock that will be owned directly or indirectly by such Overlap Shareholder immediately following the Effective Time (calculated pursuant to this Agreement and in accordance with the methodology set forth in Schedule A, but excluding any shares of RMT Partner Common Stock issued pursuant to the Merger in exchange for shares of SpinCo Common Stock that do not constitute Qualified SpinCo Common Stock) by (b) the number of shares of RMT Partner Common Stock that will be issued and outstanding immediately following the Effective Time (calculated pursuant to this Agreement).

122. “RMT Partner Performance Unit Award” shall mean a performance stock unit award granted under the RMT Partner Stock Plan.

123. “RMT Partner Registration Statement” shall mean the registration statement on Form S-4 to be filed or confidentially submitted by RMT Partner with the SEC to effect the registration under the Securities Act of the issuance of the shares of RMT Partner Common Stock that will be issued to holders of SpinCo Common Stock pursuant to the Merger (as amended and supplemented from time to time).

124. “RMT Partner Restricted Share Award” shall mean a restricted stock award granted under the RMT Partner Stock Plan.

125. “RMT Partner RSU Award” shall mean a restricted stock unit award granted under the RMT Partner Stock Plan.

126. “RMT Partner SEC Documents” shall mean all forms, reports, schedules, statements and other documents required to be filed or furnished by RMT Partner with the SEC since January 1, 2024.

127. “RMT Partner Share Issuance” shall mean the issuance of the shares of RMT Partner Common Stock in the Merger.

128. “RMT Partner Stock Plan” shall mean the 2020 Equity Incentive Plan of the RMT Partner together with the 2012 Equity Incentive Plan of the RMT Partner.

129. “RMT Partner Stockholder Approval” shall mean the approval of the RMT Partner Share Issuance at the RMT Partner Stockholders Meeting by the affirmative vote of a majority of the total votes cast by the holders of RMT Partner Common Stock entitled to vote thereon.

130. “RMT Partner Tax Counsel” shall mean the RMT Partner’s outside tax counsel, Kirkland & Ellis LLP.

131. “RMT Partner Tax Representations” shall mean the RMT Partner Distribution Tax Representations and the RMT Partner Merger Tax Representations.

132. “Sanctioned Country” shall mean any country or region or government thereof that is, or has been in the five (5) years prior to the date hereof, the subject or target of a comprehensive embargo under Trade

Controls (including Cuba, Iran, North Korea, Syria, Venezuela, and the Crimea, the so-called “Donetsk People’s Republic,” and the so-called “Luhansk People’s Republic” regions of Ukraine).

133. “Sanctioned Person” shall mean any Person that is the subject or target of sanctions or restrictions under Trade Controls including: (a) any Person listed on any U.S. or non-U.S. sanctions- or export-related restricted party list, including the OFAC List of Specially Designated Nationals and Blocked Persons, or any other OFAC, U.S. Department of Commerce Bureau of Industry and Security, or U.S. Department of State sanctions- or export-related restricted party list; (b) any Person located, organized, or resident in a Sanctioned Country; or (c) any Person that is, in the aggregate, 50 percent or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clauses (a)-(b).

134. “Sanctions” shall mean all U.S. and non-U.S. Laws relating to economic or trade sanctions, including the Laws administered or enforced by the United States (including by OFAC or the U.S. Department of State) and the United Nations Security Council.

135. “SEC” shall mean the U.S. Securities and Exchange Commission.

136. “Securities Act” shall mean the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

137. “Separation” shall mean the transactions contemplated by Section 2.1(a) of the Separation Agreement, subject to Section 2.4 of the Separation Agreement.

138. “Separation Agreement” shall mean that Separation Agreement dated as of the date hereof among the Company, SpinCo and RMT Partner, attached as Exhibit A to this Agreement, as may be amended, restated, modified or supplemented from time to time in accordance with its terms.

139. “Shared Services” has the meaning set forth in the Separation Agreement.

140. “Software” has the meaning set forth in the Separation Agreement.

141. “SpinCo Affiliate Contract” shall mean any Contract, whether or not in writing, (a) between any member of the SpinCo Group, on the one hand, and any present or former officer or director of any member of the SpinCo Group or “immediate family member” thereof (as defined in Rule 16a-1 under the Exchange Act), on the other hand, or (b) between any member of the SpinCo Group, on the one hand, and the Company and/or any of its Subsidiaries (other than a member of the SpinCo Group), on the other hand.

142. “SpinCo Assets” has the meaning set forth in the Separation Agreement.

143. “SpinCo Benefit Plan” shall mean each Company Benefit Plan that is (a) maintained, sponsored, contributed to or entered into, or is required to be maintained, sponsored, contributed to or entered into, solely by SpinCo or a Subsidiary thereof, or to which SpinCo or any of its Subsidiaries (and none of the Company or any of its other Subsidiaries) is a party, or (b) an individual offer letter, employment agreement, change in control employment agreement, or consulting agreement between the Company or one of its Affiliates (other than the SpinCo Group) and a SpinCo Group Employee.

144. “SpinCo Books and Records” has the meaning set forth in the Separation Agreement.

145. “SpinCo Business” has the meaning set forth in the Separation Agreement.

146. “SpinCo Business Systems” shall mean the Information Technology and Software used or relied on by or for the operation of the SpinCo Business, including in each case any outsourced systems and processes.

147. “SpinCo Cash Distribution” has the meaning set forth in the Separation Agreement.

148. “SpinCo Datasite” shall mean the datasite established by the Company for purposes of due diligence of the members of the SpinCo Group and the SpinCo Business (including any “clean room” or similar subset of a datasite or folders in which access is restricted to certain Representatives of RMT Partner) located at www.datasite.com.

149. “SpinCo Disclosure Schedule” shall mean the Disclosure Schedule delivered by the Company and SpinCo to RMT Partner on the date hereof and identified as such.

150. “SpinCo Group” has the meaning set forth in the Separation Agreement.

151. “SpinCo Group Employee” has the meaning set forth in the Employee Matters Agreement.

152. “SpinCo Intellectual Property” has the meaning set forth in the Separation Agreement.

153. “SpinCo Lender Parties” shall mean the SpinCo Lenders, together with their Affiliates, and their Affiliates’ current or future officers, directors, employees, agents, Representatives, stockholders, limited partners, managers, members or partners and their successors and assigns, in each case in their respective capacities as such.

154. “SpinCo Lenders” shall mean the entities that have committed or commit, after the date hereof, to provide or otherwise enter into agreements as lenders in connection with the SpinCo Financing or the Permanent SpinCo Financing, including the parties to the SpinCo Commitment Letter and any joinder agreements or credit agreements relating thereto.

155. “SpinCo Liabilities” has the meaning set forth in the Separation Agreement.

156. “SpinCo Make Whole Awards” shall mean the number of shares of RMT Partner Common Stock underlying the RMT Partner LTI Awards that would be awarded in respect of Company Awards pursuant to Section 4.01(a)-(c) of the Employee Matters Agreement, based on Company Awards outstanding as of, and otherwise calculated as of, the Determination Time (provided that for purposes of this definition, shares underlying stock appreciation rights will be calculated using the treasury stock method and performance awards will be calculated assuming performance goals are satisfied based on target performance).

157. “SpinCo Material Adverse Effect” shall mean any change, event, development, occurrence or effect that has, individually or in the aggregate, a material adverse effect on (a) the business, financial condition or results of operations of the SpinCo Business, taken as a whole; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or would reasonably be expected to be a SpinCo Material Adverse Effect for purposes of this clause (a): (i) any changes resulting from general market, economic, financial, capital markets or regulatory conditions, (ii) any general changes in the credit, debt, financial or capital markets or changes in interest or exchange rates, (iii) any changes in applicable Law or GAAP (or, in each case, authoritative interpretations thereof), (iv) any changes resulting from any hurricane, flood, tornado, earthquake or other natural disaster or weather-related events, or other force majeure events, any epidemics, pandemics or disease, or any worsening thereof, (v) any changes resulting from local, national or international political conditions, including the outcome of any elections, the outbreak or escalation of any military conflict, declared or undeclared war, armed hostilities, cyberterrorism or other acts of foreign or domestic terrorism or civil unrest, (vi) any changes generally affecting the industries in which the SpinCo Business operates, (vii) any changes resulting from the execution of this Agreement or the Separation Agreement or the announcement or the pendency of the Merger or the Separation, including, to the extent resulting therefrom, any actions of or loss of customers, suppliers, distributors, employees or other material business relationships (including any cancellation or delay in customer orders or any termination of or adverse changes to any Contract effected or proposed by any customer, supplier, distributor or other counterparty) (provided that this clause (vii) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address, as applicable, the consequences resulting from the execution of this Agreement or the Separation Agreement or the announcement or the pendency of the Merger or the Separation), (viii) any change resulting from any action required to be taken by the terms of this Agreement (other than pursuant to Section 7.1), (ix) changes in or imposition of any tariffs, or any actions relating to trade disputes, or changes in funding policies of or spending by Governmental Authorities (including the National Institutes of Health) or (x) the failure to meet internal or analysts’ expectations, projections or results of operations (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted by another clause of this definition); provided that in the case of clauses (i), (ii), (iii), (iv), (v), (vi) and (ix), if such changes, events, developments, conditions, occurrences or effects disproportionately impacts the SpinCo Business, taken as a whole, as compared to other participants in the industries in which the SpinCo Business operates, only the incremental disproportionate impact thereof may be taken into account in determining whether a SpinCo Material Adverse Effect has occurred or would reasonably be expected to occur; or (b) the ability of the Company or SpinCo to consummate the Merger prior to the Outside Date.

158. “SpinCo Merger Tax Representations” shall mean the representations of an officer of SpinCo, dated as of the Closing Date, in form and substance reasonably satisfactory to Tax Counsel and RMT Partner Tax Counsel, delivered to Tax Counsel and RMT Partner Tax Counsel, respectively, in connection with the Merger Tax Opinions.

159. “SpinCo Overlap Ownership Percentage” shall mean, with respect to any Overlap Shareholder, the fraction obtained by dividing (a) the number of shares of SpinCo Common Stock that will be owned directly or indirectly by such Overlap Shareholder immediately prior to the Effective Time (calculated pursuant to this Agreement and in accordance with the methodology set forth on Schedule A, but excluding any shares of SpinCo Common Stock that do not constitute Qualified SpinCo Common Stock) by (b) the number of shares of SpinCo Common Stock that will be issued and outstanding immediately prior to the Effective Time.

160. “SpinCo Registration Statement” shall mean the registration statement to be filed or confidentially submitted by SpinCo with the SEC to effect the registration of the shares of SpinCo Common Stock in connection with the Distribution, as such registration statement may be amended or supplemented from time to time prior to the Distribution Time.

161. “SpinCo Subsidiaries” shall mean all direct and indirect Subsidiaries of SpinCo, after giving effect to the Reorganization. Following the Effective Time, the SpinCo Subsidiaries shall include RMT Partner and the RMT Partner Subsidiaries.

162. “Subsidiary” shall mean, with respect to any Person, any corporation, limited liability company, joint venture or partnership of which such Person (a) beneficially owns, either directly or indirectly, more than fifty percent (50%) of (i) the total combined voting power of all classes of voting securities, (ii) the total combined economic interests or (iii) the capital or profit interests, in the case of a partnership, or (b) otherwise has the power to vote, either directly or indirectly, sufficient securities to elect a majority of the board of directors or similar governing body; provided that, from and after the Closing, none of the members of the SpinCo Group shall be considered a Subsidiary of the Company or any of its Subsidiaries.

163. “Tax Authority” has the meaning set forth in the Form of Tax Matters Agreement, included as Exhibit B hereto.

164. “Tax Counsel” shall mean Company’s outside tax counsel, Skadden, Arps, Slate, Meagher & Flom LLP.

165. “Tax Matters Agreement” shall mean a Tax Matters Agreement in substantially the form attached hereto as Exhibit B, as such agreement may be amended, restated, modified or supplemented from time to time in accordance with its terms.

166. “Tax Returns” has the meaning set forth in the Form of Tax Matters Agreement, included as Exhibit B hereto.

167. “Taxes” has the meaning set forth in the Form of Tax Matters Agreement, included as Exhibit B hereto.

168. “Technology” has the meaning set forth in the Separation Agreement.

169. “Threshold Percentage” shall mean 50.5%.

170. “Trade Secret” has the meaning set forth in the Separation Agreement.

171. “Transaction Documents” shall mean the Separation Agreement, the Employee Matters Agreement, the Tax Matters Agreement, the Transition Services Agreement, the Intellectual Property Matters

Agreement and the Contract Manufacturing Agreements, and including all annexes, Exhibits, Schedules, attachments and appendices thereto, and any certificate or other instrument delivered by any Party to any other Party pursuant to this Agreement or any of the foregoing.

172. “Transaction Process” shall mean all matters relating to the separation, disposition or sale of the SpinCo Business and the review of strategic alternatives with respect to the SpinCo Business (including the potential spin-off of the SpinCo Business), including matters relating to (a) the solicitation of proposals from and negotiations with third parties in connection with the disposition or sale of the SpinCo Business or SpinCo Assets or any portions thereof, or (b) the drafting, negotiation or interpretation of any of the provisions of this Agreement or the Transaction Documents, or the determination of the allocation of any assets or Liabilities pursuant to the foregoing agreements or the transactions contemplated thereby.

173. “Transactions” shall mean the Merger, the Separation, the Distribution, the RMT Partner Special Dividend and the other transactions contemplated by this Agreement, the Separation Agreement and the other Transaction Documents.

174. “Transition Services Agreement” shall mean a Transition Services Agreement in substantially the form attached hereto as Exhibit D (with such changes as set forth on Section 1.1(a) of the SpinCo Disclosure Schedule), as such agreement may be amended, restated, modified or supplemented from time to time in accordance with its terms.

175. “Treasury Regulations” shall mean the regulations promulgated by the U.S. Treasury Department under the Code.

176. “Willful Breach” shall mean, with respect to any obligation, covenant or agreement of a Party in this Agreement, any action or omission taken or omitted to be taken by such Party in material breach of such obligation, covenant or agreement that such Party intentionally takes (or intentionally fails to take or perform) with actual knowledge that such action or omission would, or would reasonably be expected to, cause or result in a breach of this Agreement.

Section 1.2 Cross References. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Additional RMT Partner SEC Documents	Section 6.7(a)
Agent Agreement	Section 3.2(b)
Aggregate Adjustment Amount	Section 3.1(c)(iii)(A)
Aggregate Cap	Section 3.1(c)(iii)(B)
Alternative Notice	Section 7.9(c)
Alternative SpinCo Financing	Section 7.5(b)
Applicable Percentage	Section 3.1(c)(i)
Burdensome Condition	Section 7.4(c)
Certificate of Merger	Section 2.3
Chosen Courts	Section 10.2
Closing	Section 2.2
Closing Date	Section 2.2
COBRA	Section 5.15(j)
Company	Preamble
Company Audit Committee	Section 4.6
Company Board	Recitals
Company Foreign Benefit Plan	Section 5.15(k)
Company Merger Tax Opinion	Section 7.2(c)
Competing Proposal	Section 7.9(g)(i)
Competitive Business	Section 7.12(c)
Distribution	Recitals

Term	Section
Distribution Documents	Section 5.20
Distribution Tax Opinion	Section 7.2(b)
Effective Time	Section 2.3
Excess Adjustment Amount	Section 3.1(c)(ii)
Exchange Agent	Section 3.2(b)
Exchange Fund	Section 3.2(b)
Exchange Ratio Increase Amount	Section 3.1(c)(i)
Foreign Tax Rulings	Section 7.2(g)(ix)
Foreign Tax Submission	Section 7.2(g)(ix)
Indemnified Parties	Section 7.8(a)
Intended Tax Treatment	Section 7.2(a)
Interim Period	Section 7.1(a)
IRS Pre-Submission Conference Request	Section 7.2(g)(i)
IRS Submission	Section 7.2(g)(i)
Legal Restraint	Section 8.1(d)
Merger	Section 2.1
Merger Consideration	Section 3.1(a)(i)
Merger Sub	Preamble
Merger Sub Common Stock	Section 3.1(a)(v)
Merger Sub Stockholder Approval	Section 7.22
Negotiation Period	Section 7.9(c)
New SpinCo Group Member	Section 5.1
Order	Section 5.8
Outside Date	Section 9.1(b)
Parties	Preamble
Party	Preamble
Permanent SpinCo Financing	Section 7.5(g)
Permanent SpinCo Financing Agreements	Section 7.5(g)
Redactable Information	Section 7.2(g)(iv)
Registered RMT Partner Intellectual Property	Section 6.18(a)
Registered SpinCo Intellectual Property	Section 5.16(a)
Remedies Exception	Section 4.2
Required RMT Partner Information	Section 7.6(d)
Required SpinCo Information	Section 7.5(d)
Requisite Regulatory Approval	Section 8.1(a)
Restricted Period	Section 7.12(c)
RMT Partner	Preamble
RMT Partner Adverse Recommendation Change	Section 7.9(a)
RMT Partner Alternative Financing	Section 7.6(b)
RMT Partner Audit Committee	Section 6.7(b)
RMT Partner Board	Recitals
RMT Partner Board Recommendation	Recitals
RMT Partner Commitment Letter	Section 7.6(a)
RMT Partner Environmental Permit	Section 6.19(a)
RMT Partner Financing	Section 7.6(a)
RMT Partner Financing Agreements	Section 7.6(d)
RMT Partner Foreign Benefit Plan	Section 6.17(j)
RMT Partner Leased Real Property	Section 6.10(b)
RMT Partner Material Contracts	Section 6.13(a)
RMT Partner Merger Tax Opinion	Section 7.2(c)
RMT Partner Owned Real Property	Section 6.10(a)

Term	Section
RMT Partner Preferred Stock	Section 6.3(a)
RMT Partner Real Property Leases	Section 6.10(b)
RMT Partner Software	Section 6.18(h)
RMT Partner Special Dividend	Section 3.1(c)(ii)(A)
RMT Partner Stockholders Meeting	Section 7.3(d)(i)
RMT Partner Termination Fee	Section 9.3(b)
Securities Filings	Section 7.3(a)
Specified RMT Partner Governmental Authority	Section 6.16(a)
Specified SpinCo Governmental Authority	Section 5.14(a)
SpinCo	Preamble
SpinCo Audited Financial Statements	Section 7.24(a)
SpinCo Board	Recitals
SpinCo Commitment Letter	Section 7.5(a)
SpinCo Common Stock	Recitals
SpinCo Environmental Permit	Section 5.17(a)
SpinCo Financing	Section 7.5(a)
SpinCo Financing Agreements	Section 7.5(d)
SpinCo Guarantees	Section 7.1(b)(vii)
SpinCo Material Contracts	Section 5.11(a)
SpinCo Owned Real Property	Section 5.9(a)
SpinCo Proposal	Section 7.10
SpinCo Software	Section 5.16(h)
SpinCo Stockholder Approval	Section 5.21(b)
SpinCo Subsequent Unaudited Financial Statements	Section 7.24(b)
SpinCo Transferred Leased Property	Section 5.9(b)
SpinCo Transferred Property Leases	Section 5.9(b)
SpinCo Unaudited December 2024 Financial Statements	Section 7.24(a)
SpinCo Unaudited September 2024 Statements	Section 5.5(a)
Step 1 Adjustment Amount	Section 3.1(c)(iii)(C)
Step 1 Cap	Section 3.1(c)(iii)(F)
Step 2 Adjustment Amount	Section 3.1(c)(iii)(D)
Step 2 Cap	Section 3.1(c)(iii)(G)
Step 3 Adjustment Amount	Section 3.1(c)(iii)(E)
Step 3 Cap	Section 3.1(c)(iii)(H)
Superior Proposal	Section 7.9(g)(ii)
Surviving Corporation	Section 2.1
Trade Controls	Section 5.13(c)
WARN	Section 5.12(c)

Section 1.3 Interpretation.

(a) Unless the context of this Agreement otherwise requires:

(i) (A) words of any gender include each other gender and neuter form; (B) words using the singular or plural number also include the plural or singular number, respectively; (C) derivative forms of defined terms will have correlative meanings; (D) the terms “hereof,” “herein,” “hereby,” “hereto,” “herewith,” “hereunder” and derivative or similar words refer to this entire Agreement; (E) the terms “Article,” “Section,” “Annex,” “Exhibit,” “Schedule,” and “Disclosure Schedule” refer to the specified Article, Section, Annex, Exhibit, Schedule or Disclosure Schedule of this Agreement and references to “paragraphs” or “clauses” shall be to separate paragraphs or clauses of the Section or subsection in which the reference occurs; (F) the words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation”; and (G) the word “or” shall be disjunctive but not exclusive;

(ii) any Law defined or referred to in this Agreement or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws and the related regulations thereunder and published interpretations thereof; provided that, for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any Law shall be deemed to refer to such Law, as amended, and the related regulations thereunder and published interpretations thereof, in each case, as of such date or dates;

(iii) references to any federal, state, local, or foreign statute or Law shall include all rules and regulations promulgated thereunder; and

(iv) references to any Person include references to such Person’s successors and permitted assigns, and in the case of any Governmental Authority, to any Person succeeding to its functions and capacities.

(b) The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent. The Parties acknowledge that each Party and its attorney has reviewed and participated in the drafting of this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party, or any similar rule operating against the drafter of an agreement, shall not be applicable to the construction or interpretation of this Agreement.

(c) Nothing herein (including the SpinCo Disclosure Schedule and the RMT Partner Disclosure Schedule) shall be deemed an admission by any Party or any of its Affiliates, in any Action, that such Party or any such Affiliate, or any third party, is or is not in breach or violation of, or in default in, the performance or observance of any term or provisions of any Contract or any Law.

(d) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(e) When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day.

(f) The phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”

(g) The term “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.

(h) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP, unless the context otherwise requires.

(i) All monetary figures shall be in United States dollars unless otherwise specified.

(j) No reference in this Agreement to dollar amount thresholds shall be deemed to be evidence of a SpinCo Material Adverse Effect, Company Material Adverse Effect or a RMT Partner Material Adverse Effect, as applicable, or materiality.

(k) Unless otherwise appropriate based on the context or specified herein, each of the representations and warranties of the Company related to SpinCo or the SpinCo Business set forth herein shall be deemed to be made as if the transactions contemplated by the Separation Agreement (including the Reorganization) have been consummated in accordance with the terms thereof as of the date such representations and warranties are made hereunder.

(l) The phrases “filed,” “furnished,” “provided,” “delivered” or “made available” when used with respect to information or documents means that such information or documents have been (i) physically or electronically delivered to the relevant Party (and includes that such information or documents have been furnished to its Representatives acting on its behalf or posted to the RMT Partner Datasite or the SpinCo Datasite) or (ii) are otherwise RMT Partner SEC Documents or Company SEC Documents and made publicly available on the SEC’s EDGAR website by RMT Partner or the Company, as applicable, in each case, not later than twenty-four (24) hours prior to the execution of this Agreement.

ARTICLE II

THE MERGER

Section 2.1 The Merger. At the Effective Time and upon the terms and subject to the conditions of this Agreement, Merger Sub shall be merged with and into SpinCo (the “Merger”) in accordance with the applicable provisions of the DGCL, the separate existence of Merger Sub shall cease and SpinCo shall continue as the surviving corporation of the Merger (sometimes referred to herein as the “Surviving Corporation”) and shall succeed to and assume all the rights, powers and privileges and be subject to all of the obligations of Merger Sub in accordance with the DGCL. As a result of the Merger, SpinCo shall become a direct, wholly owned Subsidiary of RMT Partner. References herein to “SpinCo” with respect to the period from and after the Effective Time shall be deemed to be references to the Surviving Corporation. At the Effective Time, the effects of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL.

Section 2.2 Closing. Unless the transactions herein contemplated shall have been abandoned and this Agreement terminated pursuant to Section 9.1, the closing of the Merger and the other transactions contemplated hereby (the “Closing”) shall take place at 10:00 a.m., New York City time, on the date that is three (3) Business Days after the date on which after the conditions set forth in Article VIII (other than those conditions set forth in Section 8.1(b), and the conditions set forth in Section 8.2 or Section 8.3 that are to be satisfied at or immediately prior to the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of such conditions at the Closing) have been satisfied or, to the extent permitted by applicable Law, waived, by electronic exchange of documents and signatures or at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, NY 10019, unless another date, time or place is agreed to in writing by the Company and RMT Partner. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.”

Section 2.3 Effective Time. On the Closing Date, SpinCo and Merger Sub shall file a certificate of merger relating to the Merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger shall become effective at the time the Certificate of Merger shall have been duly filed with the Secretary of State of the State of Delaware, or such later time as RMT Partner and SpinCo shall agree and specify in the Certificate of Merger (such time as the Merger becomes effective being the “Effective Time”).

Section 2.4 Certificate of Incorporation and Bylaws of the Surviving Corporation; Directors and Officers of the Surviving Corporation.

(a) Without limiting Section 7.8(a), the certificate of incorporation of Merger Sub in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with applicable Law, except the name of the Surviving Corporation shall be as provided in Section 2.4(b) and the reference to the incorporator shall be deleted.

(b) Without limiting Section 7.8(a), the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with applicable Law, except the name of the Surviving Corporation shall be Augusta SpinCo Corporation.

(c) From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable Law, (i) the directors of Merger Sub as of immediately prior to the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of Merger Sub as of immediately prior to the Effective Time shall be the officers of the Surviving Corporation.

Section 2.5 Governance Matters. RMT Partner shall cause the RMT Partner Board to take all action necessary such that, effective as of the Effective Time, the RMT Partner Board shall consist of eleven (11) to twelve (12) individuals, including (a) one (1) or two (2) individuals (as mutually determined by the Company and RMT Partner) that meet the requirements under the rules and regulations of the NYSE to be considered an independent director of the RMT Partner Board (which individuals shall be selected prior to the Closing by the Company after good-faith consultation with RMT Partner) and (b) ten (10) individuals selected by RMT Partner; provided that a majority of the members of the RMT Partner Board shall meet the requirements under the rules and regulations of the NYSE to be considered independent directors of the RMT Partner Board.

ARTICLE III

CONVERSION OF SHARES

Section 3.1 Effect on Capital Stock; RMT Partner Special Dividend. At the Effective Time, by virtue of the Merger and without any action on the part of any party to this Agreement or any holder of the capital stock of the Company, SpinCo, Merger Sub or RMT Partner:

(a) SpinCo Capital Stock and Merger Sub Common Stock.

(i) Each share of SpinCo Common Stock issued and outstanding as of immediately prior to the Effective Time (other than (A) shares canceled in accordance with Section 3.1(a)(ii) and (B) any shares of Hook Stock) shall be automatically converted into the right to receive a number of fully paid and nonassessable shares of RMT Partner Common Stock equal to the Exchange Ratio, subject to adjustment in accordance with Section 3.1(a)(iv) and, if applicable, in accordance with Section 3.1(c), with cash paid in lieu of fractional shares of RMT Partner Common Stock in accordance with Section 3.2(e) (the “Merger Consideration”).

(ii) Each share of SpinCo Common Stock held by SpinCo as treasury stock or by RMT Partner or Merger Sub, in each case, as of immediately prior to the Effective Time shall automatically be canceled and shall cease to exist and no stock or other consideration shall be issued or delivered in exchange therefor or in respect thereof.

(iii) Each share of SpinCo Common Stock issued and outstanding as of immediately prior to the Effective Time, when converted in accordance with this Section 3.1, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of such shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration as provided in Section 3.1(a)(i) and any dividends or distributions and other amounts payable in accordance with Section 3.2(d).

(iv) The Exchange Ratio and any other similarly dependent items shall be adjusted to the extent appropriate to reflect the effect of any stock split, split-up, reverse stock split, stock dividend or distribution of RMT Partner Common Stock, or securities convertible into any such securities, reorganization, recapitalization, reclassification or other like change with respect to RMT Partner Common Stock having a record date occurring on or after the date of this Agreement and prior to the Effective Time or the Distribution Time (as applicable), other than the Reorganization and the Distribution; provided that, in the case of SpinCo Common Stock, to the extent contemplated in the Separation Agreement (including the Separation or in connection with the Distribution) the Company shall be entitled to cause the number of outstanding shares of SpinCo Common Stock as of immediately prior to the Distribution Time to be an amount that it determines in its sole and absolute discretion; provided, further, that nothing in this Section 3.1(a)(iv) shall be construed to permit the RMT Partner, SpinCo or the Company to take or to permit any of their respective Subsidiaries to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(v) At the Effective Time, all of the shares of common stock, par value $0.01 per share, of Merger Sub (“Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be automatically converted into one (1) fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b) RMT Partner Common Stock. Each share of RMT Partner Common Stock that is issued and outstanding immediately prior to and at the Effective Time shall remain outstanding immediately following the Effective Time.

(c) Potential Exchange Ratio Adjustment.

(i) If the Exchange Ratio would result in the percentage of issued and outstanding shares of RMT Partner Common Stock to be received in the Merger by holders of SpinCo Common Stock with respect to Qualified SpinCo Common Stock (other than the Overlap Shareholders), together with the number of aggregate Overlap Shares for all Overlap Shareholders (if any) (the “Applicable Percentage”), being less than the Threshold Percentage of all shares of RMT Partner Common Stock outstanding immediately following the consummation of the Merger (determined without regard to any adjustment pursuant to this Section 3.1(c)) (for this purpose, (A) including instruments other than RMT Partner Common Stock that are treated as stock of RMT Partner for U.S. federal income Tax purposes, and treating such instruments as a number of shares of RMT Partner Common Stock corresponding to the relative value or voting power of such instruments (whichever is greater)) and (B) including stock or other instruments described in clause (A) that may be issued after the consummation of the Merger, pursuant to the exercise or settlement of an option or other contract acquired or entered into before the Merger that may be regarded as having been acquired or entered into as part of a “plan” or “series of related transactions” of which the Distribution is a part within the meaning of Section 355(e) of the Code (taking into account the safe harbors under Treasury Regulations Section 1.355-7(d)), then the Exchange Ratio shall be increased (the amount of such increase, the “Exchange Ratio Increase Amount”) to the extent necessary so that such increased Exchange Ratio would result in the percentage of shares of RMT Partner Common Stock to be received by the holders of SpinCo Common Stock with respect to Qualified SpinCo Common Stock (other than Overlap Shareholders (if any)), together with all Overlap Shares for all Overlap Shareholders (if any), being equal to the Threshold Percentage. It is understood and agreed that, notwithstanding the references to holders of SpinCo Common Stock other than the Overlap Shareholders in this Section 3.1(c)(i), this distinction is being made solely for the purposes of the calculation of the Exchange Ratio and is not intended to, and does not, describe which holders of SpinCo Common Stock receive shares of RMT Partner Common Stock in the Merger, which is described in Section 3.1(a).

(ii) If the Exchange Ratio is increased pursuant to Section 3.1(c)(i), then:

(A) Step 1. Prior to the Merger (regardless of whether the actual payment date for any RMT Partner Special Dividend is before, on or after the Effective Time), RMT Partner, subject to applicable Law, shall declare a special dividend pro rata to the holders of RMT Partner Common Stock as of a record date prior to the Closing Date (the “RMT Partner Special Dividend”) in an aggregate amount equal to the Step 1 Adjustment Amount;

(B) Step 2. If the Aggregate Adjustment Amount exceeds the Step 1 Cap, then (i) the amount of the SpinCo Cash Distribution shall be decreased by an amount equal to 40% of the Step 2 Adjustment Amount, and (ii) the RMT Partner Special Dividend shall be increased further by an amount equal to 60% of the Step 2 Adjustment Amount (it being understood that the increase in the RMT Partner Special Dividend described in this clause (ii) shall be in addition to the increase to the RMT Partner Special Dividend described in Step 1 above); and

(C) Step 3. If the Aggregate Adjustment Amount exceeds the sum of the Step 1 Cap and the Step 2 Cap, then (i) the amount of the SpinCo Cash Distribution shall be decreased further by an amount equal to 50% of the Step 3 Adjustment Amount (it being understood that such decrease in the SpinCo Cash Distribution described in this clause (i) shall be in addition to the decrease in the SpinCo Cash Distribution described in Step 2 above), and (ii) the RMT Partner Special Dividend shall be increased further by an amount equal to 50% of the Step 3 Adjustment Amount (it being understood that the increase in the RMT Partner Special Dividend described in this clause (ii) shall be in addition to the increase to the RMT Partner Special Dividend described in Steps 1 and 2 above).

If the Aggregate Adjustment Amount exceeds the Aggregate Cap (the amount by which the Aggregate Adjustment Amount exceeds the Aggregate Cap, the “Excess Adjustment Amount”), then (1) RMT Partner shall, in its sole discretion, be entitled to further increase the RMT Partner Special Dividend up to the Excess Adjustment Amount; and (2) the Company shall, in its sole discretion, be entitled to further decrease the amount of the SpinCo Cash Distribution up to the Excess Adjustment Amount. If the Aggregate Adjustment Amount exceeds the Aggregate Cap and the sum of (i) the increase in clause (1) of the prior sentence and (ii) the absolute value of the decrease in clause (2) of the prior sentence is less than the Excess Adjustment Amount, then the Exchange Ratio shall not be increased as contemplated by Section 3.1(c)(i), and neither the Company nor RMT Partner shall be obligated to consummate the transactions contemplated to occur at the Closing.

(iii) For purposes of this Agreement:

(A) “Aggregate Adjustment Amount” shall mean the product of: (A) the Exchange Ratio Increase Amount, multiplied by (B) $349.02, multiplied by (C) the number of outstanding shares of SpinCo Common Stock that will be outstanding immediately prior to the Effective Time (excluding any Hook Stock).

(B) “Aggregate Cap” shall mean $6,250,000,000.

(C) “Step 1 Adjustment Amount” shall mean the lesser of (x) the Aggregate Adjustment Amount and (y) the Step 1 Cap (or, if clauses (x) and (y) are equal, such amount).

(D) “Step 2 Adjustment Amount” shall mean the lesser of (x) the Aggregate Adjustment Amount minus the Step 1 Cap and (y) the Step 2 Cap (or, if clauses (x) and (y) are equal, such amount).

(E) “Step 3 Adjustment Amount” shall mean the lesser of (x) the Aggregate Adjustment Amount minus the sum of the Step 1 Cap and the Step 2 Cap and (y) the Step 3 Cap (or, if clauses (x) and (y) are equal, such amount).

(F) “Step 1 Cap” shall mean $750,000,000.

(G) “Step 2 Cap” shall mean $5,000,000,000.

(H) “Step 3 Cap” shall mean $500,000,000.

(iv) The determination as to whether the percentage of RMT Partner Common Stock to be received in the Merger by holders of SpinCo Common Stock with respect to Qualified SpinCo Common Stock (other than the Overlap Shareholders), together with the number of aggregate Overlap Shares for all Overlap Shareholders (if any), meets the Threshold Percentage shall be made jointly by RMT Partner and the Company acting reasonably and in good faith and in consultation with their respective outside legal counsel and tax advisors. In furtherance thereof, (A) during the Interim Period, RMT Partner and the Company shall promptly notify the other upon it becoming aware of any action or occurrence that would reasonably be expected to result in the need for an adjustment to the Exchange Ratio pursuant to this Section 3.1(c), (B) no later than ten (10) Business Days prior to the expected Closing, and on each Business Day following the tenth (10th) Business Day prior to the expected Closing, RMT Partner and the Company shall provide the other with any information that is reasonably necessary or reasonably requested by the other Party with respect to the calculation of the Overlap Shares, the Applicable Percentage, the Exchange Ratio, the Aggregate Adjustment Amount and the Excess Adjustment Amount (if any) as of such date and shall provide one another with such information as of the Determination Time as promptly as reasonable practicable and (C) promptly thereafter, if such Party determines, acting reasonably and in good faith and in consultation with the other Party and its outside legal counsel and tax advisors, that the Threshold Percentage is not met, such Party shall notify the other Party thereof (together with its calculation of the Applicable Percentage and proposed Exchange Ratio Increase Amount, Aggregate Adjustment Amount and Excess Adjustment Amount (if any), including reasonable supporting detail for any such calculations). The

Company and RMT Partner shall consider and discuss in good faith any comments to the Exchange Ratio Increase Amount, the Aggregate Adjustment Amount or the Excess Adjustment Amount (if any) proposed by the other Party and seek to determine the final amounts thereof as promptly as practicable following the Determination Time.

Section 3.2 Surrender and Payment.

(a) Pursuant to Section 3.3 of the Separation Agreement, the Exchange Agent (as defined below, and acting as “Distribution Agent” thereunder) shall hold, for the account of the relevant SpinCo stockholders, book-entry shares representing all of the outstanding shares of SpinCo Common Stock distributed or exchanged, as applicable, in the Distribution (other than any shares of Hook Stock, which shares of Hook Stock are addressed in and shall be treated in accordance with Section 3.4 of the Separation Agreement).

(b) Prior to the Effective Time, RMT Partner shall designate a nationally recognized commercial bank or trust company reasonably acceptable to the Company to act as agent (the “Exchange Agent”) for the benefit of the holders of shares of SpinCo Common Stock whose shares of SpinCo Common Stock are exchanged in accordance with this Section 3.2(b). At or substantially concurrently with the Effective Time, SpinCo shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of the holders of shares of SpinCo Common Stock, for exchange in accordance with this Section 3.2(b) as promptly as practicable after the Effective Time, book-entry shares representing the Merger Consideration issuable to holders of shares of SpinCo Common Stock as of immediately prior to the Effective Time pursuant to Section 3.1(a)(i) (such book-entry shares of RMT Partner Common Stock, together with any cash received by the Exchange Agent in respect of dividends or distributions with respect thereto pursuant to Section 3.2(d) and other amounts payable in accordance with Section 3.2(e), the “Exchange Fund”). The Exchange Agent shall, following the Effective Time, pursuant to irrevocable instructions from RMT Partner, deliver the Merger Consideration out of the Exchange Fund. The cash portion, if any, of the Exchange Fund shall be invested by the Exchange Agent as directed by RMT Partner; provided that (i) no such investment of or losses thereon shall relieve RMT Partner from making or causing to be made the payments required by this Section 3.2 or elsewhere in this Agreement, or affect the amount payable in respect of the shares of SpinCo Common Stock outstanding as of immediately prior to the Effective Time, (ii) to the extent the Exchange Fund is insufficient at any time to make such payments, RMT Partner shall promptly provide additional funds to the Exchange Agent in the amount of any such deficiency and (iii) no such investment shall have maturities that would reasonably be expected to prevent or delay the payments to be made pursuant to this Section 3.2. Any interest or other income from such investments shall be paid to and become the property of RMT Partner. The Exchange Fund shall not be used for any purpose other than as specified in this Section 3.2(b). No later than ten (10) Business Days prior to the Effective Time, RMT Partner shall enter into an agreement with the Exchange Agent, in form and substance reasonably satisfactory to the Company, to effect the applicable terms of this Agreement (the “Agent Agreement”).

(c) As promptly as practicable after the Effective Time, RMT Partner shall cause the Exchange Agent to deliver to each holder of shares of SpinCo Common Stock following the Distribution and immediately prior to the Effective Time, from the Exchange Fund, the shares of RMT Partner Common Stock into which such shares of SpinCo Common Stock have been converted pursuant to the Merger, which shares shall, for the sake of clarity, be delivered to the same Persons who received shares of SpinCo Common Stock in the Distribution (in respect of such shares of SpinCo Common Stock). Each holder of shares of SpinCo Common Stock following the Distribution and immediately prior to the Effective Time shall be entitled to receive in respect of such shares of SpinCo Common Stock held by such Person a book-entry authorization representing the number of whole shares of RMT Partner Common Stock that such holder has the right to receive pursuant to this Section 3.2(c) (and cash in lieu of fractional shares of RMT Partner Common Stock, as contemplated by Section 3.2(e), and any dividends or distributions and other amounts pursuant to Section 3.2(d)). The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to RMT Partner Common Stock held by it from time to time hereunder or under the Agent Agreement.

(d) Distributions After the Effective Time. Subject to the following sentence, no dividends or other distributions declared with respect to RMT Partner Common Stock with a record date after the Effective Time shall be paid with respect to any shares of RMT Partner Common Stock that are not able to be delivered by the Exchange Agent promptly after the Effective Time, whether due to a legal impediment to such delivery or otherwise. Subject to the effect of abandoned property, escheat, Tax or other applicable Laws, following the delivery of any such previously undelivered shares of RMT Partner Common Stock, there shall be paid to the record holder of such shares of RMT Partner Common Stock, without interest, (i) at the time of delivery, the amount of cash payable in lieu of fractional shares of RMT Partner Common Stock to which such holder is entitled pursuant to Section 3.2(e), (ii) at the time of delivery, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of RMT Partner Common Stock and (iii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to the distribution of such whole shares of RMT Partner Common Stock and a payment date subsequent to the distribution of such whole shares of RMT Partner Common Stock.

(e) No Fractional Shares. No certificates or scrip representing fractional shares of RMT Partner Common Stock or book-entry credit of the same shall be issued on conversion of shares of SpinCo Common Stock, and such fractional share interests will not entitle the owner thereof to vote, or to any other rights of a stockholder of RMT Partner. All fractional shares of RMT Partner that a holder of shares of SpinCo Common Stock would otherwise be entitled to receive as a result of the Merger shall be aggregated by the Exchange Agent. The Exchange Agent shall cause the whole shares obtained thereby to be sold on behalf of such holders that would otherwise have been entitled to receive a fractional share of RMT Partner Common Stock pursuant to the Merger in the open market (or otherwise as reasonably directed by RMT Partner), in each case at then-prevailing market prices and in no case later than ten (10) Business Days after the Effective Time. The Exchange Agent shall make available the net proceeds thereof, subject to the deduction of the amount of any withholding Taxes as contemplated in Section 3.2(j) and brokerage charges, commissions and conveyance and similar Taxes, to the holders of shares of SpinCo Common Stock that would otherwise have been entitled to receive a fractional share of RMT Partner Common Stock pursuant to the Merger on a pro rata basis based on such fractional interest, without interest, as soon as practicable thereafter.

(f) No Further Ownership Rights in SpinCo Common Stock. All shares of RMT Partner Common Stock issued in respect of shares of SpinCo Common Stock in accordance with the terms of this Section 3.2 (including any cash paid pursuant to Section 3.2(d) or Section 3.2(e)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of SpinCo Common Stock.

(g) Termination of Exchange Fund. Any portion of the Exchange Fund made available to the Exchange Agent that remains undistributed to the former holders of shares of SpinCo Common Stock on the one (1) year anniversary of the Effective Time shall be delivered to RMT Partner, and any former holders of shares of SpinCo Common Stock who have not received shares of RMT Partner Common Stock in accordance with this Article III shall thereafter look only to RMT Partner for the Merger Consideration to which they are entitled pursuant to Section 3.1(a)(i), any cash in lieu of fractional shares of RMT Partner Common Stock to which they are entitled pursuant to Section 3.2(e) and any dividends or other distributions with respect to the RMT Partner Common Stock to which they are entitled pursuant to Section 3.2(d) (subject to any applicable abandoned property, escheat or similar Law).

(h) No Liability. Neither the Company, the Surviving Corporation, RMT Partner, Merger Sub, the Exchange Agent nor any other Person shall be liable to any holder of SpinCo Common Stock or any holder of shares of Company Common Stock for shares of RMT Partner Common Stock (or dividends or distributions with respect thereto or with respect to SpinCo Common Stock) or cash properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(i) Closing of Transfer Books. From and after the Effective Time, the stock transfer books of SpinCo shall be closed and no transfer shall be made of any shares of capital stock of SpinCo that were outstanding as of immediately prior to the Effective Time.

(j) Tax Withholding. SpinCo, the Company, RMT Partner, Merger Sub and the Exchange Agent shall each be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of SpinCo Common Stock such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign Tax Law. To the extent that amounts are so deducted or withheld and paid over to the appropriate Governmental Authority, such deducted or withheld amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

Section 3.3 Appraisal Rights. In accordance with Section 262 of the DGCL, no appraisal rights shall be available to the holders of SpinCo Common Stock in connection with the Merger.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

RELATING TO THE COMPANY

Except as otherwise disclosed or identified in (a) the Company SEC Documents filed with or furnished to the SEC and publicly available on the SEC’s EDGAR database at least one (1) Business Day prior to the date hereof (excluding any disclosures of factors or risks contained or references therein under the captions “Risk Factors” or “Forward-Looking Statements” to the extent they are forward-looking statements and any other similar general, forward-looking predictive or cautionary statements) or (b) the SpinCo Disclosure Schedule (it being understood that each such disclosure shall also apply to each other representation and warranty contained in this Article IV to the extent that it is reasonably apparent on the face of such disclosure that it is relevant to or applies to such representation or warranty), the Company hereby represents and warrants to RMT Partner and Merger Sub as follows:

Section 4.1 Organization of the Company.

(a) The Company has been duly incorporated and is validly existing and in good standing as a New Jersey corporation.

(b) The Company and (to the extent relating to the SpinCo Business) each member of the Company Group has all requisite corporate power and authority to own, lease and operate its respective properties and assets in all manner in which such assets and properties are now owned, leased and operated and to conduct its business as it is now being conducted, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to RMT Partner and Merger Sub true and complete copies of the Organizational Documents of the Company as in effect on the date hereof. The Company and (to the extent relating to the SpinCo Business) each member of the Company Group is duly licensed or qualified and in good standing (or equivalent status as applicable) in each jurisdiction in which the assets owned or leased by it or the character of its activities require it to be so licensed or qualified or in good standing (or equivalent status as applicable), except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 4.2 Due Authorization. The Company has all requisite corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is or will be a party and to consummate the Transactions, except for such further action of the Company Board required, if applicable, to determine the structure of the Distribution, establish the Record Date and the Distribution Date, and declare the Distribution (the effectiveness of which will be subject to the satisfaction or, to the extent permitted by applicable Law, waiver, of the conditions set forth in the Separation Agreement). The execution and delivery by the Company of this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time and the consummation of the Transactions have been duly authorized by all necessary and proper corporate action on its part, and no other corporate action on the part of the Company is necessary to authorize this Agreement or the Transaction Documents to which it is or will be a party as of the Effective Time or, subject to such further action of the Company Board required, if applicable, to establish the Record Date and the Distribution Date, and declare the Distribution (the effectiveness of which will be subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Separation Agreement), consummate the Transactions. Each of this Agreement and the Transaction Documents to which the Company is or will be a party as of the Effective Time has been or will be duly and validly executed and delivered by it and (assuming that each of this Agreement and the other applicable Transaction Documents to which each of RMT Partner or Merger Sub is or will be a party as of the Effective Time constitutes a legal, valid and binding obligation of RMT Partner or Merger Sub (as applicable)), constitutes or will when executed and delivered constitute the legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity, whether considered in an Action at law or in equity (collectively, the “Remedies Exception”).

Section 4.3 Consents and Approvals; No Violations.

(a) Assuming the accuracy of the representations and warranties of RMT Partner and Merger Sub set forth in Article VI, no filing with or notice to, and no permit, authorization, registration, consent or approval of, any Governmental Authority is required on the part of the Company for the execution, delivery and performance by the Company of this Agreement or by any member of the Company Group of any Transaction Document to which it is a party or the consummation by the Company or any member of the Company Group of the Transactions, except: (i) compliance with any applicable requirements of any Antitrust Law, Foreign Investment Law or Foreign Subsidies Regulation, the Securities Act, the Exchange Act, or applicable blue sky laws; (ii) compliance with any Permits relating to the SpinCo Business; (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the provisions of the DGCL; (iv) the rules and regulations of the NYSE; (v) the filing of any amendment to the Organizational Documents of SpinCo to effect the Separation and Distribution; or (vi) any Consents, the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Subject to the receipt of the Consents set forth in Section 4.3(a), neither the execution, delivery and performance by the Company of this Agreement and by any member of the Company Group of the Transaction Documents to which it is or will be a party as of the Effective Time, nor the consummation by the Company or of any member of the Company Group of the Transactions, will (i) conflict with or result in any breach or violation of any provision of the Organizational Documents of the Company or of any member of the Company Group, (ii) result in a breach or violation of, or constitute a default under, require a Consent under or give rise to any right of termination, amendment, cancellation payment obligation or acceleration adverse to the Company under a Contract to which the Company or any member of the Company Group is a party that constitutes (A) an “instrument defining the rights of holders of the equity or debt securities” with respect to the Company as such term is described in Item 601(b)(4) of Regulation S-K of the SEC, or (B) a “material contract” with respect to the Company as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC (other than those agreements and arrangements described in Item 601(b)(10)(iii) of Regulation S-K of the SEC), (iii) result in the creation or imposition of any Lien (other than Permitted Liens) upon any of the SpinCo Assets or (iv) violate any Law applicable to the Company or of any member of the Company Group, except, in the case of clause (ii), clause (iii) and clause (iv), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.4 Litigation. (a) There are no, and in the past two (2) years have been no, Actions pending or, to the Knowledge of the Company, threatened before or by any Governmental Authority against the Company or any of its Subsidiaries that, individually or in the aggregate, would reasonably be expected to result in a Company Material Adverse Effect, and (b) neither the Company nor any of its Subsidiaries is subject to any Order that, in each case, would reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.5 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission for which RMT Partner or any of its Subsidiaries, including Merger Sub, the Surviving Corporation or the members of the SpinCo Group would be liable after the Closing, in connection with this

Agreement or the Transaction Documents, or the Transactions, based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 4.6 Company Reports and Financial Statements. The Company has established and maintains a system of internal controls and procedures that comply in all material respects with applicable Law (including disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act). Such internal controls and procedures are designed to ensure that information required to be disclosed by the Company with respect to the SpinCo Business in any Company SEC Document is recorded and reported on a timely basis to the individuals responsible for the preparation of such Company SEC Document. Such internal controls and procedures are designed to provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets. Such internal controls are overseen by the audit committee of the Company Board (the “Company Audit Committee”). Since January 1, 2024, the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s independent auditor and the Company Audit Committee (i) any significant deficiency or material weakness in the Company’s internal controls and (ii) any Fraud, whether or not material, involving management or other employees who have a significant role in the Company’s internal controls. Since January 1, 2024, neither the Company nor any member of the Company Group has received any material, unresolved complaint, allegation, assertion or claim regarding the impropriety of any accounting or auditing practices, procedures, methodologies or methods of the Company or any member of the Company Group or their respective internal accounting controls with respect to the SpinCo Business.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY RELATING TO SPINCO

Except as otherwise disclosed or identified in (a) the Company SEC Documents filed with or furnished to the SEC and publicly available on the SEC’s EDGAR database at least one (1) Business Day prior to the date hereof (excluding any disclosures of factors or risks contained or references therein under the captions “Risk Factors” or “Forward-Looking Statements” to the extent they are forward-looking statements and any other similar general, forward-looking, predictive or cautionary statements) or (b) the corresponding section or subsection of the SpinCo Disclosure Schedule (it being understood that each such disclosure shall also apply to each other representation and warranty contained in this Article V to the extent that it is reasonably apparent on the face of such disclosure that it is relevant to or applies to such representation or warranty), the Company hereby represents and warrants to RMT Partner and Merger Sub as follows:

Section 5.1 Organization of the SpinCo Group. SpinCo is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each member of the SpinCo Group other than SpinCo is a corporation or other legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect. Each member of the SpinCo Group has all requisite corporate or other organizational power and authority to own, lease and operate its assets in the manner as it is now being conducted and to carry on its business as now being conducted and is duly licensed or qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the conduct of its business requires such qualification, in each case except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect. SpinCo has made available to RMT Partner true and complete copies of the Organizational Documents of SpinCo as in effect on the date of this Agreement. Section 5.1 of the SpinCo Disclosure Schedule sets forth a list of each member of the SpinCo Group and its respective jurisdiction of its organization; provided that to the extent that the Reorganization provides for the formation of new members of the SpinCo Group (each, a “New SpinCo Group Member”), Section 5.1 of the SpinCo Disclosure Schedule shall be deemed to be automatically amended to include such New SpinCo Group Member upon the Company delivering copies of the Organizational Documents of such New SpinCo Group

Member to RMT Partner to the extent applicable and the representations set forth in this Section 5.1 with respect to such New SpinCo Group Member shall be deemed to be given as of the date such New SpinCo Group Member is formed and not as of the date hereof.

Section 5.2 Due Authorization. SpinCo has all requisite corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is or will be a party at the Effective Time and (subject to the receipt of the Consents described in Section 5.4(a)) to consummate the Transactions (subject, in the case of the Merger, to the SpinCo Stockholder Approval, which will occur promptly (and in any event within twenty-four (24) hours) after the execution of this Agreement), and except for such further action of the Company Board required, if applicable, to establish the Record Date and the Distribution Date, and the effectiveness of the declaration of the Distribution by the Company (which is subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Separation Agreement). The execution and delivery by SpinCo of this Agreement and the Transaction Documents to which it is or will be a party at the Effective Time and the consummation by SpinCo of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by all necessary and proper corporate action on its part and, except for the SpinCo Stockholder Approval, no other corporate action on the part of SpinCo, the SpinCo Group or the Company Group is necessary to authorize this Agreement or the Transaction Documents to which it is or will be a party at the Effective Time. Each of this Agreement and the Transaction Documents to which it is or will be a party at the Effective Time has been, or when executed and delivered will be, duly and validly executed and delivered by SpinCo and (assuming that this Agreement and such other applicable Transaction Documents to which RMT Partner or Merger Sub is or will be a party at the Effective Time constitutes a legal, valid and binding obligation of RMT Partner or Merger Sub (as applicable)) constitutes or will constitute a legal, valid and binding obligation of SpinCo, enforceable against SpinCo in accordance with its terms, subject to the Remedies Exception.

Section 5.3 Capitalization of the Members of the SpinCo Group.

(a) As of the date hereof, (i) the authorized capital stock of SpinCo consists of 100,000 shares of SpinCo Common Stock, (ii) the issued and outstanding shares of capital stock of SpinCo consists of 1,000 shares of SpinCo Common Stock and (iii) no shares of SpinCo Common Stock are being held by SpinCo in its treasury. All of the issued and outstanding shares of SpinCo Common Stock are, as of the date hereof (and as of immediately prior to the Distribution will be), owned, of record and beneficially, by the Company and have been duly authorized and validly issued, are fully paid and nonassessable and have not been issued in violation of any preemptive or similar rights. Immediately prior to the Effective Time, there will be outstanding a number of shares of SpinCo Common Stock determined in accordance with Section 7.16.

(b) Except for the shares of SpinCo Common Stock, there are no shares of common stock, preferred stock or other equity interests of SpinCo issued or outstanding. No bonds, debentures, notes or other indebtedness of any member of the SpinCo Group having the right to vote (or convertible or exchangeable into or exercisable for securities having the right to vote) on any matters on which holders of shares of capital stock of SpinCo (including SpinCo Common Stock) may vote are, or as of the Effective Time will be, issued or outstanding.

(c) Except pursuant to the Separation Agreement and the Transaction Documents (including the Separation, the Distribution, the Preferred Stock Recapitalization and the Preferred Stock Exchange provided for thereunder), there are no (i) outstanding options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of capital stock of SpinCo, or any other commitments or agreements providing for the issuance, sale, repurchase or redemption of shares of capital stock of SpinCo, (ii) agreements of any kind which may obligate SpinCo to issue, purchase, redeem or otherwise acquire any of its shares of capital stock or (iii) voting trusts, proxies or other agreements or understandings with respect to the voting shares of capital stock of SpinCo.

(d) The issued and outstanding Interests of each Subsidiary of SpinCo have been duly authorized and validly issued and, as applicable, are fully paid and nonassessable. SpinCo, directly or indirectly, owns, or will own at the Closing, legal and beneficial title to all the issued and outstanding Interests of each Subsidiary of SpinCo, free and clear of any Liens (other than those set forth in their respective Organizational Documents or arising pursuant to applicable securities Laws or created by this Agreement), except as would not reasonably be expected to be material to the SpinCo Business, taken as a whole. There are no outstanding options, warrants, rights or other securities exercisable or exchangeable for Interests of any Subsidiary of SpinCo, any other commitments or agreements providing for the issuance, sale, repurchase or redemption of Interests of any Subsidiary of SpinCo, and there are no agreements of any kind which may obligate any Subsidiary of SpinCo to issue, purchase, redeem or otherwise acquire any of its Interests. The representations set forth in this Section 5.3(d) with respect to each New SpinCo Group Member shall be deemed to be given as of the date such New SpinCo Group Member becomes a Subsidiary of SpinCo.

(e) Section 5.3(e) of the SpinCo Disclosure Schedule contains a true, correct and complete list, as of a date within fifteen (15) days prior to the date hereof, of all Company Award held by SpinCo Group Employees, indicating, as applicable, with respect to each Company Award held by SpinCo Group Employees then outstanding, the employee ID of the holder of the Company Award, the type of Company Award, the number of shares of common stock of the Company subject to such Company Award, the grant date for such Company Award, the exercise or purchase price and expiration date of such Company Award (as applicable), and the vesting schedule for such Company Award (with the number of shares subject to issuance pursuant to outstanding Company PSU Awards based on target performance achievement). No later than five (5) days prior to the Closing, the Company shall provide an updated version of Section 5.3(e) of the SpinCo Disclosure Schedule as of such date.

Section 5.4 Consents and Approvals; No Violations.

(a) Assuming the accuracy of the representations and warranties of RMT Partner and Merger Sub set forth in Article VI, no filing with or notice to, and no permit, authorization, registration, consent or approval of, any Governmental Authority is required on the part of SpinCo for the execution, delivery and performance by SpinCo of this Agreement or by SpinCo or any member of the SpinCo Group of any Transaction Document to which it is a party or the consummation by SpinCo or any member of the SpinCo Group of the Transactions, except (i) compliance with any applicable requirements of any Antitrust Law, Foreign Investment Law or Foreign Subsidies Regulation, the Securities Act, the Exchange Act, or applicable blue sky laws; (ii) compliance with any Permits relating to the SpinCo Business; (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the provisions of the DGCL; (iv) the rules and regulations of the NYSE; (v) the filing of any amendment to the Organizational Documents of SpinCo to effect the Separation and Distribution; or (vi) any Consents, the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.

(b) Subject to the receipt of the Consents set forth in Section 5.4(a), neither the execution, delivery and performance of this Agreement by SpinCo or any Transaction Document by SpinCo or any member of the SpinCo Group to which it is or will be a party as of the Effective Time, nor the consummation by SpinCo or any member of the SpinCo Group of the Transactions, will (i) conflict with or result in any breach or violation of any provision of the respective Organizational Documents of SpinCo or of the members of the SpinCo Group, (ii) result in a breach or violation of, require a Consent under or constitute a default under, or give rise to any right of termination, amendment, cancellation, payment obligation or acceleration adverse to any member of the SpinCo Group under any SpinCo Material Contract or SpinCo Transferred Property Lease or (iii) violate any Law applicable to the SpinCo Business, except, in the case of clause (ii) and clause (iii), as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.

Section 5.5 Financial Statements; Undisclosed Liabilities.

(a) Section 5.5(a) of the SpinCo Disclosure Schedule sets forth the carve-out unaudited statement of operations of the SpinCo Business for the fiscal years ended September 30, 2024 and September 30, 2023 and the unaudited balance sheet of the SpinCo Business as of September 30, 2023 and September 30, 2024 (collectively, the “SpinCo Unaudited September 2024 Financial Statements”). The SpinCo Unaudited September 2024

Financial Statements (x) were prepared in good faith and derived from the financial data inputs in the consolidated audited financial statements of the Company for the fiscal years ended September 30, 2024 and September 30, 2023, which were prepared in accordance with GAAP as consistently applied by the Company throughout the periods covered, and (y) present fairly, in all material respects, the financial position and the results of operations of the SpinCo Business, in the aggregate, as of the respective dates thereof or the periods then ended, in each case except as may be noted therein and subject to the absence of footnote disclosures and to normal and recurring year-end adjustments that are not, individually or in the aggregate, material to the SpinCo Business; provided that the SpinCo Unaudited September 2024 Financial Statements and the foregoing representations and warranties are qualified by the fact that (A) the SpinCo Business has not operated on a separate standalone basis and has historically been reported within the Company’s consolidated financial statements, (B) the SpinCo Unaudited September 2024 Financial Statements assume certain allocated charges and credits which do not necessarily reflect amounts that would have resulted from arm’s-length transactions or that the SpinCo Business would incur on a standalone basis, and (C) the SpinCo Unaudited September 2024 Financial Statements are not necessarily indicative of what the results of operations, financial position and cash flows of the SpinCo Business or the members of the SpinCo Group will be in the future.

(b) There are no liabilities or obligations of the SpinCo Business of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected or reserved for on a combined balance sheet of the SpinCo Business, other than those that: (i) are reflected or reserved for in the SpinCo Unaudited September 2024 Financial Statements; (ii) have been incurred in the ordinary course of business since September 30, 2024; (iii) are incurred in connection with the Transactions or the announcement, negotiation, execution or performance of this Agreement, the Transaction Documents or the Distribution; (iv) have been (or will be prior to the Closing) discharged or paid off; (v) arise in connection with future performance under existing Contracts unrelated to any breach or default by SpinCo or its Subsidiaries; or (vi) would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.

(c) When delivered pursuant to Section 7.24 of this Agreement, the SpinCo Audited Financial Statements will (x) have been prepared in accordance with GAAP as consistently applied by the Company throughout the periods covered, and (y) present fairly, in all material respects, the financial position and the results of operations of the SpinCo Business, in the aggregate, as of the respective dates thereof or the periods then ended; provided that the SpinCo Audited Financial Statements and the foregoing representations and warranties are qualified by the fact that (A) the SpinCo Business has not operated on a separate standalone basis and has historically been reported within the Company’s consolidated financial statements, (B) the SpinCo Audited Financial Statements will assume certain allocated charges and credits which do not necessarily reflect amounts that would have resulted from arm’s-length transactions or that the SpinCo Business would incur on a standalone basis, and (C) the SpinCo Audited Financial Statements will not necessarily be indicative of what the results of operations, financial position and cash flows of the SpinCo Business or the members of the SpinCo Group will be in the future. The SpinCo Audited Financial Statements will conform in all respects to the published rules and regulations of the SEC applicable to financial statements for each of the periods that will be required to be included in the SpinCo Registration Statement and the RMT Partner Registration Statement.

(d) No member of the SpinCo Group is a party to, or has any commitment to become a party to, any off-balance sheet joint venture, off-balance sheet partnership or any other “off-balance sheet arrangements” (as defined in Item 303(b) of Regulation S-K promulgated by the SEC) that is material to the SpinCo Group, taken as a whole.

Section 5.6 Absence of Certain Changes or Events. (a) Except in connection with the process related to the potential separation, disposition or sale of the SpinCo Business and the review of strategic alternatives with respect to the SpinCo Business or as contemplated by this Agreement or the other Transaction Documents (including the reorganizations and transactions undertaken to facilitate the Reorganization and the Distribution), since September 30, 2024 and through the date of this Agreement, the SpinCo Business has been operated in the ordinary course of business in all material respects and (b) since September 30, 2024, there has not occurred any event, change, occurrence, circumstance, development or effect that is, or would reasonably be expected to result in, individually or in the aggregate, a SpinCo Material Adverse Effect.

Section 5.7 Sufficiency of the SpinCo Assets. At the Closing, (a) taking into account and giving effect to all of the Transaction Documents (including the rights, benefits and services made available in the Transaction Documents) and the Reorganization, (b) assuming all consents, authorizations, assignments, amendments and Permits necessary in connection with the consummation of the transactions contemplated by this Agreement and the Transaction Documents have been obtained and (c) other than with respect to Shared Services, the members of the SpinCo Group will own or have good, valid and marketable title to, or the right to use (including by means of ownership of rights pursuant to licenses or other Contracts) the assets, properties and rights necessary to conduct the SpinCo Business immediately following the Closing in substantially the same manner in all material respects as conducted by the Company and its Subsidiaries as of the date hereof. The foregoing is not, and is not intended to be, a representation or warranty of any kind regarding Intellectual Property or non-infringement (which representation and warranty is solely as set forth in Section 5.16).

Section 5.8 Litigation. (a) There is no, and in the past two (2) years has been no, Action pending or, to the Knowledge of SpinCo, threatened, against any member of the SpinCo Group, or arising out of or relating to the SpinCo Business and pending or, to the Knowledge of SpinCo, threatened, against the Company or any of its Subsidiaries other than the members of the SpinCo Group, except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, and (b) no member of the SpinCo Group (nor any of the Company or any of its other Subsidiaries solely with respect to the SpinCo Business) is subject to any outstanding order, judgment, writ, injunction, stipulation, award or decree issued by any Governmental Authority (any “Order”), except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.

Section 5.9 Real Property.

(a) Section 5.9(a) of the SpinCo Disclosure Schedule sets forth a true and complete list of the material real property owned, or that will be owned following the Reorganization, by members of the SpinCo Group which constitute SpinCo Assets (together with the land, buildings, structures, improvements and fixtures thereon, the “SpinCo Owned Real Property”). Except as would not reasonably be expected to be material to the SpinCo Business, taken as a whole, (i) the members of the SpinCo Group, as applicable, have good and marketable indefeasible fee simple or valid title to all SpinCo Owned Real Property, free and clear of all Liens, except Permitted Liens and (ii) neither the Company, the members of the SpinCo Group, nor their respective Subsidiaries have received written notice of any, and to the Knowledge of SpinCo, there is no, pending condemnation, expropriation, eminent domain or similar Action affecting all or any material portion of any SpinCo Owned Real Property. Except as set forth on Section 5.9(a) of the SpinCo Disclosure Schedule and as would not reasonably be expected to be material to the SpinCo Business, taken as a whole, (i) no member of the SpinCo Group has granted to any Person the right to use or occupy any SpinCo Owned Real Property, and (ii) there are no outstanding options, rights of right offer to purchase any SpinCo Owned Real Property or any portion thereof or interest therein. Except as would not reasonably be expected to be material to the SpinCo Business, taken as a whole, no member of the SpinCo Group is in breach or default under any restrictive or other covenant encumbering any SpinCo Owned Real Property.

(b) Section 5.9(b) of the SpinCo Disclosure Schedule sets forth a true and complete list of material leased real property in which the members of the SpinCo Group have, or will have an interest following the Reorganization, a leasehold or subleasehold interest and which constitute SpinCo Assets (the “SpinCo Transferred Leased Property”), and the leases, subleases and other similar agreements with respect thereto (the “SpinCo Transferred Property Leases”). Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, (i) the members of the SpinCo Group, as applicable, have a valid leasehold or subleasehold interest in the SpinCo Transferred Leased Property, free and clear of all Liens, except Permitted Liens and subject to the Remedies Exception, and each such leasehold or subleasehold interest in a SpinCo Transferred Leased Property is legal, valid, binding, enforceable and in full force and effect, (ii) no member of the SpinCo Group, or, to the Knowledge of SpinCo, as of the date hereof, any other party thereto, is in breach of or default under any SpinCo Transferred Property Lease and no event has occurred or circumstances exists which, with delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination or acceleration of rent under such SpinCo Transferred Property Lease, (iii) no member of the SpinCo Group has, as of the date hereof, received any written notice from any lessor of any SpinCo Transferred Leased Property of any breach of or default under any lease or sublease thereto by any member of the SpinCo Group, which breach or default has not been cured, and (iv) no member of the SpinCo Group has subleased, licensed, assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in any SpinCo Transferred Property Lease or SpinCo Transferred Leased Property, except Permitted Liens.

Section 5.10 Tax Matters.

(a) Except as would not, individually or in the aggregate, have a SpinCo Material Adverse Effect:

(i) (A) All Tax Returns required to be filed by or with respect to a member of the SpinCo Group have been timely filed (taking into account applicable extensions), (B) all filed Tax Returns are true, correct and complete, and (C) all Taxes, whether or not shown as due on any Tax Returns, in respect of each member of the SpinCo Group and the SpinCo Business have been paid;

(ii) (A) No Governmental Authority has asserted any written claim, assessment or deficiency for Taxes against any member of the SpinCo Group (and, to the Knowledge of SpinCo, no such claim, assessment or deficiency has been threatened or proposed in writing), except for deficiencies which have been fully satisfied by payment, settled or withdrawn and (B) no claim, audit or other proceeding by any Governmental Authority is ongoing, pending or threatened in writing with respect to any Taxes of any member of the SpinCo Group;

(iii) All amounts of Taxes (including sales and other similar Taxes) required to be deducted, collected or withheld by each member of the SpinCo Group have been deducted, collected or withheld and have been (or will be) duly and timely paid to the proper Governmental Authority and each member of the SpinCo Group has complied in all respects with all informational reporting requirements related thereto;

(iv) No waivers or extension of any statute of limitations on the assessment and collection of any Tax or governmental charge with respect to any member of the SpinCo Group have been requested or made that has not expired (or would not expire) prior to the Closing;

(v) No member of the SpinCo Group has been subject to Tax in any jurisdiction outside the jurisdiction that it is incorporated or organized thereunder as a result of having a permanent establishment. No claim has ever been made by a Governmental Authority in a jurisdiction where any member of the SpinCo Group does not file Tax Returns of a particular type that such entity is or may be subject to taxation of such type by that jurisdiction;

(vi) No member of the SpinCo Group (A) is party to any Tax allocation, sharing, indemnity, or reimbursement agreement or other similar agreement (other than any customary commercial, leasing or employment contracts the primary purpose of which is not related to Taxes or any Tax allocation, sharing, indemnity, or reimbursement agreement the only parties to which are members of the SpinCo Group), (B) is subject to any “closing agreement” within the meaning of Section 7121 of the Code (or any corresponding similar provision of state, local or non-U.S. Tax Law) or other written agreement (including a Tax ruling) with a Governmental Authority that will remain in effect after the Closing, or (C) has any Liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by operation of law or by contract (other than customary commercial, leasing or employment contracts, the primary purposes of which do not relate to Taxes);

(vii) Other than in connection with the Separation, within the past two (2) years, no member of the SpinCo Group has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code;

(viii) No member of the SpinCo Group has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2); and

(ix) There are no Liens for Taxes (other than Permitted Liens) upon the assets of any member of the SpinCo Group or the SpinCo Business.

(b) Neither the Company nor any of its Subsidiaries has taken or agreed to take any action or knows of any fact, agreement, plan or other circumstance that would reasonably be expected to prevent or impede (i) the Intended Tax Treatment, (ii) the Company from delivering the Company Distribution Tax Representations, (iii) SpinCo from delivering the SpinCo Merger Tax Representations, (iv) RMT Partner from delivering the RMT Partner Tax Representations, (v) the Company from receiving the IRS Ruling, (vi) the Company or RMT Partner from receiving the Tax opinions described in Section 7.2(d), (vii) the Company from receiving the Company Merger Tax Opinion or (viii) RMT Partner from receiving the RMT Partner Merger Tax Opinion.

(c) Except as explicitly provided in this Section 5.10, no representation or warranty in this Section 5.10 shall be deemed to apply directly or indirectly with respect to any Company Combined Tax Return or any member of the Company Tax Group (or any Taxes with respect to such Tax Return).

Section 5.11 Material Contracts.

(a) There are no SpinCo Material Contracts as of the date hereof except as set forth in Section 5.11(a) of the SpinCo Disclosure Schedule. The term “SpinCo Material Contracts” means Contracts (other than sales or purchase orders, statements of work, standard terms and conditions, invoices and similar instruments) in the following categories that are primarily related to the SpinCo Business and to which the Company or any of its Subsidiaries is a party (in each case, other than any Contract that is a Company Asset, any intercompany agreements or any Contract for Shared Services):

(i) each of the top ten (10) Contracts that are exclusively related to the SpinCo Business, measured by the total amounts invoiced to the SpinCo Business during the twelve (12) month period ending September 30, 2024, other than any such Contracts that can be terminated on less than one hundred twenty (120) days’ notice without material monetary penalty;

(ii) the customer Contracts with each of the top ten (10) customers of the Biosciences and Diagnostic Solutions divisions of the SpinCo Business, measured by amounts paid to the SpinCo Business during the twelve (12) month period ending September 30, 2024;

(iii) any Contract requiring future capital commitments, investments or expenditures (or series of capital expenditures) by the SpinCo Business in excess of $5,000,000, other than partnerships, joint ventures, collaborations or similar material agreements involving partnership, co-investment or collaboration between the SpinCo Business and a third party;

(iv) any material partnership, joint venture, profit sharing, joint development, collaboration or similar material agreement involving partnership, co-investment or collaboration involving the SpinCo Business and a third party which (A) is reasonably expected to have revenues attributable to the SpinCo Business in excess of $5,000,000 during the twelve (12) month period following the date hereof, or (B) pursuant to which the Company or any of its Subsidiaries has an express obligation to make any investment in, or advancement or capital contribution to, any other Person in excess of $5,000,000, in the aggregate, in the twelve (12) month period following the date hereof, in each case, other than any such Contract solely between the Company and its wholly owned Subsidiaries or among wholly owned Subsidiaries of the Company;

(v) any Contract relating to the acquisition or disposition of any business, product line, equity interests or a material amount of assets, in each case for aggregate consideration under such contract in excess of $5,000,000 (whether by merger, sale of stock, sale of assets or otherwise) under which, after the Closing, the SpinCo Business will have any remaining material obligation with respect to an indemnification, “earn out,” contingent purchase price or similar contingent obligations;

(vi) (A) any Contract the express terms of which restrict or limit in any material respect the ability of any member of the SpinCo Group after the Closing to compete in any business or with any Person or in any geographic area, (B) any Contract the express terms of which grant the other party “most favored nation” status or equivalent preferential pricing terms as would have a material impact on the SpinCo Business, or (C) any Contract the express terms of which grant the other party exclusivity or similar rights as would have a material impact on the SpinCo Business;

(vii) any Contract (A) pursuant to which (1) any Person has licensed any material Intellectual Property to any member of the SpinCo Group or (with respect to the SpinCo Business) the Company Group, or granted to any member of the SpinCo Group or (with respect to the SpinCo Business) the Company Group, any covenant not to sue or substantial right of use with respect to any Intellectual Property, excluding non-exclusive licenses with respect to commercially available software or Technology, or (2) any member of the SpinCo Group or (with respect to the SpinCo Business) the Company Group has granted any Person a license to any material SpinCo Intellectual Property or a covenant not to sue or other substantial right of use with respect to any SpinCo Intellectual Property other than non-exclusive licenses granted in the ordinary course of business in connection with the sale or licensing of any products or services, or (B) relating to the development of any material SpinCo Intellectual Property (other than Contracts entered into with employees or independent contractors on the Company’s standard form invention assignment agreements);

(viii) other than the SpinCo Commitment Letter or otherwise in connection with the SpinCo Financing or Permanent SpinCo Financing, any Contract relating to or evidencing indebtedness for borrowed money of the SpinCo Business in excess of $5,000,000, except for any Contract relating to indebtedness for borrowed money or guarantees or credit support arrangements with respect to any such indebtedness or arrangements between the Company and a Subsidiary of the Company or between Subsidiaries of the Company;

(ix) any material interest rate, currency, commodity or other swap, collar, cap or other hedging or similar agreements or arrangements exclusively related to the SpinCo Business;

(x) each Contract under which any member of the SpinCo Group has continuing material guarantee or indemnification obligations to any Person, other than those entered into in the ordinary course of the SpinCo Business;

(xi) any material vendor Contracts with a third party pursuant to which such third party provides information technology, human resources or financial services to the Company, SpinCo or any member of the Company Group or SpinCo Group primarily used or primarily held for use in the SpinCo Business; and

(xii) any material settlement Contract relating to any actual or threatened Actions in the two (2) years preceding the date of this Agreement pursuant to which any member of the SpinCo Group (after giving effect to the Reorganization) has ongoing obligations after the Closing.

(b) The Company has made available to RMT Partner copies of each SpinCo Material Contract that are correct and complete in all material respects (subject to any redaction of information deemed competitively sensitive by the Company or pursuant to applicable Law or contractual obligation to which the Company is bound). Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, (i) each SpinCo Material Contract is a legal, valid and binding obligation of the Company or a Subsidiary thereof, as applicable, and, to the Knowledge of SpinCo, each counterparty thereto, and is in full force and effect and enforceable in accordance with its terms, (ii) neither the Company and its applicable Subsidiaries nor, to the Knowledge of SpinCo, any other party thereto, is in breach of, or in default under, any such SpinCo Material Contract, and (iii) no event has occurred that with notice or lapse of time or both would constitute such a breach or default thereunder by the Company or any of its applicable Subsidiaries, or, to the Knowledge of SpinCo, any other party thereto. As of the date hereof, no party to any SpinCo Material Contract has exercised any termination rights with respect thereto (or provided written notice of intent to exercise such termination rights or written notice that such party intends to adversely amend or modify or elect not to renew or perform such SpinCo Material Contract).

Section 5.12 Labor Relations.

(a) Section 5.12(a) of the SpinCo Disclosure Schedule sets forth a list, as of the date of hereof, of (i) each labor union, works council or other employee representative body that represents SpinCo Group Employees and (ii) each Collective Bargaining Agreement covering SpinCo Group Employees and/or to which any member of the SpinCo Group is a party or by which any member of the SpinCo Group is bound. Except as would not reasonably be expected to be material to the SpinCo Business, taken as a whole or as set forth on Section 5.12(a) of the SpinCo Disclosure Schedule: (i) no petition for recognition or certification of a bargaining unit or employee representative of a labor organization for the representation of any SpinCo Group Employees is pending or, to the Knowledge of SpinCo, threatened; and (ii) no strike, slowdown, work stoppage, lockout, job action, picketing, handbilling material labor dispute, union organizing activity, in each case affecting the SpinCo Business or any of the members of the SpinCo Group or relating to any SpinCo Group Employees, is pending or has occurred within the past two (2) years.

(b) There are no pending, or to the Knowledge of SpinCo, threatened, unfair labor or other employment-related practice charges, complaints, grievances or other Actions by or before any Governmental Authority arising under any applicable Law governing labor or employment by, in connection with or otherwise related to any SpinCo Group Employees or current independent contractors of the SpinCo Business, other than any such charges, complaints, grievances or Actions that would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, for the past two (2) years, the Company and each of its Affiliates, as well as the SpinCo Group, has been in compliance with all Laws relating to labor and employment and employment practices, including all Laws respecting terms and conditions of employment, employment practices, discrimination, harassment, retaliation civil rights, plant closures and mass layoffs (including the Worker Adjustment and Retraining Notification Act (“WARN”)) and any similar state or local plant closures and mass layoffs Laws, wages (including minimum wage and overtime), hours of work, meal and rest breaks, withholdings and deductions, worker classification (including the classification of exempt and non-exempt employees and of independent contractors and consultants), employment equity, collective bargaining, occupational health and safety, workers’ compensation and immigration, in each case, with respect to the SpinCo Group Employees, former employees, and independent contractors or other workers providing services to the SpinCo Business.

(d) With respect to the SpinCo Business and the SpinCo Group Employees, the Company and its Affiliates have reasonably investigated all allegations of sexual or other harassment that have been reported to the Company’s Ethics Office in the past two (2) years. Neither the Company nor any of its Affiliates reasonably anticipates any material Liabilities relating to any such allegations.

(e) All SpinCo Group Employees are exclusively or primarily dedicated to the SpinCo Business.

Section 5.13 Compliance with Law; Permits.

(a) Except for Environmental Laws (which are addressed exclusively as set forth in Section 5.17), the Company and the Company’s Subsidiaries (in each case, solely with respect to the SpinCo Business) and the members of the SpinCo Group are, and, during the past two (2) years the Company and the Company’s Subsidiaries (in each case, solely with respect to the SpinCo Business) and the members of the SpinCo Group (i) have been in compliance with all applicable Laws and (ii) have not received notice from any Governmental Authority alleging any material non-compliance with or possible violation of any applicable Law or that the Company or any of its Subsidiaries (with respect to the SpinCo Business) or the members of the SpinCo Group, is subject to any inspection, investigation, survey, audit or other review, except in each case as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect. Neither the Company nor any of its Subsidiaries (in each case, solely with respect to the SpinCo Business) is subject to any corporate integrity agreements, deferred prosecution agreements, monitoring agreements or consent decrees with or imposed by any Governmental Authority and to the Knowledge of SpinCo (A) the imposition of any such agreement or decree is not currently pending, and (B) neither the Company nor any of its Subsidiaries has received written notice that the imposition of any such agreement or decree is currently contemplated or proposed.

(b) Except with respect to Permits required under applicable Environmental Laws (which are addressed exclusively in Section 5.17), at all times during the past two (2) years (i) the Company and its Subsidiaries (with respect to the SpinCo Business) and the members of the SpinCo Group have obtained and maintained all of the Permits and Regulatory Authorizations necessary to conduct the SpinCo Business substantially in the manner it conducted as of the applicable date in compliance with applicable Law and (ii) such Permits and Regulatory Authorizations as are necessary to conduct the SpinCo Business substantially in the manner it is currently conducted are valid and in full force and effect and the Company or its applicable Subsidiary or the applicable member of the SpinCo Group is in compliance with the terms thereof, in each case of (i) and (ii) except for such matters that would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.

(c) None of the Company or any of the Company’s Subsidiaries (in each case, solely with respect to the SpinCo Business) or any member of the SpinCo Group, any SpinCo Group Employee or, to the Knowledge of SpinCo, any agent or other third party representative acting on behalf of the SpinCo Business, (i) is currently, or since April 24, 2019 (A) been a Sanctioned Person; (B) been engaging in any dealings or transactions with or for the benefit of any Sanctioned Person or in any Sanctioned Country in violation of Sanctions; or (C) otherwise been in violation of Sanctions, Ex-Im Laws, or U.S. anti-boycott Laws (collectively, “Trade Controls”); or (ii) has in the past two (2) years (A) made or accepted any unlawful payment or given, received, offered, promised, or authorized or agreed to give or receive, any money, advantage or thing of value, directly or indirectly, to or from any employee or official of any Governmental Authority or any other Person in violation of Anti-Corruption Laws or (B) otherwise been in violation of any Anti-Corruption Laws.

(d) None of the Company or any of the Company’s Subsidiaries (in each case, solely with respect to the SpinCo Business) or any member of the SpinCo Group has (i) received from any Governmental Authority or any Person any written notice, inquiry, or internal or external allegation; (ii) made any voluntary or involuntary disclosure to a Governmental Authority; or (iii) conducted any internal investigation or audit, in each case of clauses (i)-(iii) concerning any actual or potential violation or wrongdoing related to Trade Controls or Anti-Corruption Laws. There are no pending or, to the Knowledge of SpinCo, threatened claims against the Company or any of its Subsidiaries (in each case, solely with respect to the SpinCo Business) with respect to Trade Controls or Anti-Corruption Laws.

Section 5.14 Regulatory Matters.

(a) During the past two (2) years the Company and the Company’s Subsidiaries (in each case, solely with respect to the SpinCo Business) and the members of the SpinCo Group have filed with the applicable regulatory authorities (including the FDA or any other Governmental Authority having jurisdiction over the safety, efficacy, approval, development, testing, labeling, manufacture, store, sale, commercialization or distribution of the products of the SpinCo Business (each, a “Specified SpinCo Governmental Authority”)) all required material filings, declarations, listings, registrations, reports or submissions, including, but not limited to, adverse event reports, except, in each case, as would not have, and would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect. All such filings, declarations, listings, registrations, reports or submissions were in material compliance with all applicable Laws (including all applicable Regulatory Laws) when filed, and, as of the date of this Agreement, no deficiencies have been asserted in writing by any applicable Specified SpinCo Governmental Authority to the Company or any of its Subsidiaries with respect to any such filings, declarations, listing, registrations, reports or submissions, except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.

(b) Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, the Company and the Company’s Subsidiaries (in each case, solely with respect to the SpinCo Business) have for the past two (2) years had appropriate internal controls that are reasonably designed to ensure compliance with, all applicable Laws, including all Regulatory Laws.

(c) Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, all preclinical and clinical studies or tests sponsored by the

Company or the Company’s Subsidiaries (in each case, solely with respect to the SpinCo Business) and the members of the SpinCo Group in the past two (2) years have been conducted in material compliance with applicable Law, including all applicable Regulatory Laws and Regulatory Authorizations, rules, regulations and binding guidance, including Good Clinical Practices and Good Laboratory Practice Requirements and federal and state laws, rules, regulations and binding guidance restricting the use and disclosure of individually identifiable health information. In the past two (2) years and through the date of this Agreement, the Company or the Company’s Subsidiaries (in each case, solely with respect to the SpinCo Business) and the members of the SpinCo Group have not received any written notices or other material correspondence from any Specified SpinCo Governmental Authority with respect to any ongoing clinical or pre-clinical studies or tests withdrawing, placing, or threatening to withdraw or place any such studies on “clinical hold” requiring the termination, suspension or material modification of such studies or tests.

(d) Except as set forth on Section 5.14(d) of the SpinCo Disclosure Schedule, in the past two (2) years, neither the Company or the Company’s Subsidiaries (in each case, solely with respect to the SpinCo Business) has received any written notification from any Specified SpinCo Governmental Authority of any material violation of any Food and Drug Law or Healthcare Law or any pending or threatened Actions under any Regulatory Laws, including any FDA warning letter, FDA Form 483, untitled letter, “it has come to our attention” letter, or other written notice of potential enforcement proceedings or similar correspondence or written notice from any Specified SpinCo Governmental Authority.

(e) Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, during the past two (2) years and through the date of this Agreement, neither the Company nor its Subsidiaries (in each case, solely with respect to the SpinCo Business), nor to the Knowledge of SpinCo, any of its or their officers, employees, or agents, have been (i) disqualified, suspended or debarred for any purpose, or received written notice of action or threat of action with respect to debarment under the provisions of 21 U.S.C. § 335a or any equivalent provisions in any other jurisdiction; (ii) excluded under 42 U.S.C. Section 1320a-7 or otherwise from participation in the Medicare program, any state Medicaid program or any other federal healthcare program; or (iii) formally charged with or convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar Law or authorized by 21 U.S.C. § 335a(b) or any similar Law.

(f) Except as set forth on Section 5.14(f) of the SpinCo Disclosure Schedule, during the past two (2) years and through the date of this Agreement, neither the Company nor its Subsidiaries (in each case, solely with respect to the SpinCo Business) has voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall or any field corrective action, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, investigator notice, or other notice or action to wholesalers, distributors, retailers, healthcare professionals or patients relating to an alleged lack of safety, efficacy or regulatory compliance of any SpinCo Business product, or is currently considering initiating, conducting or issuing any recall of any SpinCo Business product, except in each case as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect. To the Knowledge of SpinCo, there are no facts which would reasonably be expected to cause, and neither the Company nor any Subsidiary (with respect to the SpinCo Business) has received in the past two (2) years any written notice from the FDA or any other Specified SpinCo Governmental Authority regarding, (i) the recall, market withdrawal or replacement of any SpinCo Business product sold or intended to be sold by the SpinCo Business, (ii) a change in the marketing classification or a material change in the labelling of any such SpinCo Business products, (iii) a termination, enjoinment or suspension of the manufacturing, marketing, or distribution of such SpinCo Business products, or (iv) a negative change in reimbursement status of a SpinCo Business product, that in each case, would reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.

(g) Neither the Company nor its Subsidiaries (in each case, solely with respect to the SpinCo Business), (i) is a “business associate” or “covered entity” as such terms are defined in HIPAA, or (ii) has submitted or currently submits claims for its respective products or services to Medicare, or Medicaid, or any other U.S. federal healthcare program, except in each case as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.

(h) Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, during the past two (2) years, none of the Company nor its Subsidiaries (in each case, solely with respect to the SpinCo Business), nor any of their respective directors, officers managing employees, nor to the Knowledge of SpinCo, any of their independent contractors or agents, have knowingly and willfully offered or paid any remuneration (including any kickback, bribe, rebate, payoff, influence payment or inducement) directly or indirectly, overtly or covertly, in cash or in kind, to any Person to induce such Person (i) to refer an individual to a Person for the furnishing or arranging for the furnishing of any item or service in violation of any Regulatory Law; or (ii) to purchase, lease, order, arrange for or recommend purchasing, leasing or ordering any good, facility, service or item in violation of any Regulatory Law.

Section 5.15 SpinCo Benefit Plans.

(a) Section 5.15(a) of the SpinCo Disclosure Schedule sets forth a list, as of the date hereof, of each material Company Benefit Plan and separately identifies and sets forth each material SpinCo Benefit Plan; provided that (x) with respect to individual offer letters or employment or similar agreements, such lists shall consist of representative forms and of individual agreements with SpinCo Group Employees who are members of the SpinCo Group Leadership Team (as defined in the SpinCo Disclosure Schedule) that contain ongoing contractual obligations, and may be provided during the sixty (60)-day period following the date hereof, (y) with respect to ordinary course retention agreements, such lists may be provided during the sixty (60)-day period following the date hereof, and (z) with respect to Company Benefit Plans (other than SpinCo Benefit Plans) maintained outside of the United States, such lists may be provided during the sixty (60)-day period following the date hereof. Each SpinCo Benefit Plan is exclusive to SpinCo and its Subsidiaries, and no SpinCo Benefit Plan covers or provides benefits to any individual who is not a current or former employee of SpinCo (or an eligible dependent or beneficiary thereof).

(b) As applicable with respect to each of the material SpinCo Benefit Plans (other than individual agreements or arrangements), the Company has made available to RMT Partner true and complete copies of: (i) the applicable plan document (including all amendments thereto) and all related trust agreements, insurance policies or other funding arrangements; (ii) the most recent summary plan description; (iii) the most recent Form 5500 (including all schedules and attachments thereto); (iv) the most recent determination, opinion or advisory letter issued by the IRS; and (v) any material, non-routine correspondence with any Governmental Authority in the past two (2) years. As applicable with respect to each of the material Company Benefit Plans (other than individual agreements or arrangements), the Company has made available to RMT Partner true and complete copies of: (A) the applicable plan document (including all amendments thereto) or, for any unwritten plan, a summary of the material terms thereof; and (B) the most recent determination, opinion or advisory letter issued by the IRS. Notwithstanding the foregoing provisions of this paragraph, material Company Benefit Plans (other than SpinCo Benefit Plans) maintained outside of the United States may be made available to RMT Partner during the sixty (60)-day period following the date hereof.

(c) Each Company Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS (or is entitled to rely upon a favorable opinion letter issued by the IRS), and, to the Knowledge of SpinCo, there are no existing circumstances or events that would reasonably be expected to adversely affect the qualified status of any such plan.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect: (i) each of the Company Benefit Plans has been established, maintained, operated, funded and administered in all respects in accordance with its terms and in compliance with applicable Law, including ERISA and the Code; (ii) there are no pending Actions or claims (other than routine claims for benefits), or to the Knowledge of SpinCo, threatened, against or involving any Company Benefit Plan (or the assets thereof); (iii) all required contributions and other payments to each Company Benefit Plan that have become due have been timely made or, if not yet due, properly accrued; (iv) there has been no “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA or breach of fiduciary duty (as determined under ERISA) with respect to any Company Benefit Plan; and (v) neither SpinCo nor any of its Subsidiaries has incurred (whether or not assessed) any Liability that has not been satisfied under Section 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(e) No SpinCo Benefit Plan is, and neither SpinCo nor any of its ERISA Affiliates sponsors, maintains, contributes to, has any obligation to contribute to, has any Liability under or with respect to: (i) any Multiemployer Plan; or (ii) a plan that has two (2) or more contributing sponsors, at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA, or any “multiple employer plan” within the meaning of Section 210 of ERISA or Section 413 of the Code. No SpinCo Benefit Plan is a “defined benefit plan” (as defined in Section 3(35) of ERISA) or a plan subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code. Neither SpinCo nor any of its ERISA Affiliates has incurred (x) any Liability to or with respect to a Multiemployer Plan, including as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA, that has not been satisfied in full, or (y) any Controlled Group Liability that has not been satisfied in full, and, to the Knowledge of SpinCo, no condition exists that presents a material risk to SpinCo or its ERISA Affiliates of incurring any such Liabilities.

(f) Neither the execution and delivery of this Agreement nor the consummation of the Transactions would reasonably be expected to, either alone or in combination with another event: (i) entitle any SpinCo Group Employee to material severance pay, unemployment compensation or any other material benefits or payments; (ii) accelerate the time of payment, funding or vesting, or materially increase the amount of any payments or benefits due to any SpinCo Group Employee (including the forgiveness of indebtedness); (iii) limit or restrict the right to merge, terminate or amend any SpinCo Benefit Plan on or after the Closing; or (iv) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that would, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(g) No SpinCo Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code.

(h) Each SpinCo Benefit Plan that constitutes in any part a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) subject to Section 409A of the Code has been operated and administered in all material respects in operational compliance with, and is in all material respects in documentary compliance with, Section 409A of the Code and all IRS guidance promulgated thereunder, and no amount under any such plan, agreement or arrangement is, has been or would reasonably be expected to be subject to any additional Tax, interest or penalties under Section 409A of the Code.

(i) Except for individual offer letters or individual agreements disclosed in accordance with Section 5.15(a) of the SpinCo Disclosure Schedule as of the date hereof and made available to RMT Partner as of the date hereof, no SpinCo Group Employee that is a resident of the United States as of the date hereof is eligible to receive severance (except pursuant to a broad based severance plan or policy disclosed in Section 5.15(a) of the SpinCo Disclosure Schedule).

(j) No SpinCo Benefit Plan provides, and SpinCo does not have any obligation to provide, retiree, post-termination or other post-employment health or welfare benefits, other than health care continuation coverage as required by Section 4980B of the Code or any similar Law (“COBRA”) or ERISA.

(k) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect: (i) each Company Benefit Plan that is a Foreign Benefit Plan (a “Company Foreign Benefit Plan”) has been established, maintained, funded, operated and administered in all respects in accordance with its terms and applicable Laws, and if intended to qualify for special Tax treatment, meets all the requirements for such treatment; (ii) is funded, book-reserved or secured by an insurance policy to the extent required by the terms of the applicable Company Foreign Benefit Plan or applicable Law, based on reasonable actuarial assumptions in accordance with applicable accounting principles; and (iii) each Company Foreign Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.

Section 5.16 Intellectual Property.

(a) Section 5.16(a) of the SpinCo Disclosure Schedule sets forth a list, as of the date hereof, of all SpinCo Intellectual Property that is Registered IP (the “Registered SpinCo Intellectual Property”). Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, the Intellectual Property required to be disclosed in Section 5.16(a) of the SpinCo Disclosure Schedule pursuant to the foregoing sentence (i) are all subsisting and, other than Registered SpinCo Intellectual Property constituting applications, valid or enforceable and (ii) do not require any filings, payments or similar actions to be taken by the Company Group for the purposes of obtaining, maintaining, perfecting or renewing such Intellectual Property.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect: (i) the Company and its Subsidiaries solely and exclusively own and, as of the Distribution, the members of the SpinCo Group solely and exclusively own all rights, title and interest in and to the SpinCo Intellectual Property, in each case, free and clear of all Liens other than Permitted Liens; and (ii) the SpinCo Intellectual Property and the Intellectual Property licensed to the members of the SpinCo Group pursuant to the Transaction Documents constitute all Intellectual Property of the Company and its Subsidiaries used in or necessary for the operation of the SpinCo Business as currently conducted.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect: (i) there is no opposition or cancellation Action pending that challenges the ownership, validity or enforceability of any SpinCo Intellectual Property (other than ordinary course proceedings related to the application for any item of Registered SpinCo Intellectual Property); (ii) the operation of the SpinCo Business does not infringe, misappropriate or violate, and in the past two (2) years has not infringed, misappropriated, or violated the Intellectual Property of any other Person; and (iii) none of the Company or any of its Subsidiaries (including the SpinCo Group) have received any written notice since the date that is one (1) year prior to the date hereof alleging that the operation of the SpinCo Business infringes, misappropriates, or violates the Intellectual Property of any other Person.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect: (i) to the Knowledge of SpinCo, no Person is infringing, misappropriating or otherwise violating, and in the past two (2) years has not infringed, misappropriated, or violated, any SpinCo Intellectual Property, and (ii) neither the Company nor any member of the SpinCo Group has, since the date that is two (2) years prior to the date hereof, made any written allegation or brought any Action against any Person claiming that such Person is infringing, misappropriating or otherwise violating, any SpinCo Intellectual Property.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, the Company and its Subsidiaries and the members of the SpinCo Group have taken commercially reasonable measures to protect, preserve, and maintain the SpinCo Intellectual Property, including by protecting the confidentiality of all material Trade Secrets included in the SpinCo Intellectual Property, and there are, and in the past two (2) years there have been, no unauthorized uses or disclosures of any such Trade Secrets.

(f) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, all Persons (including current and former employees, consultants and independent contractors) who contributed to the development or creation of any material SpinCo Intellectual Property, have assigned (including by operation of law) to the Company or one of its Subsidiaries (or, if applicable, a member of the SpinCo Group) all of such Person’s right, title and interest in and to all such Intellectual Property developed or created in the course of such Person’s employment or retention thereby.

(g) Except as would not have, individually or in the aggregate, a SpinCo Material Adverse Effect, (i) no funding, personnel, or facilities of any Governmental Authority, university, college, or other educational institution or research center was used, directly or indirectly, to create, author, conceive of, invent, modify, improve, or develop any material Intellectual Property for or on behalf of the SpinCo Business in a manner that has resulted in any such third party having any current claim or right in or to any SpinCo Intellectual Property, or

(ii) no such Person has asserted in writing any claim or right in or to any SpinCo Intellectual Property on the basis that its funding, personnel, or facilities were used in the development thereof.

(h) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, the Company and its Subsidiaries and the members of the SpinCo Group have not incorporated, included, embedded, linked or distributed any Open Source Software with material proprietary Software included in the SpinCo Intellectual Property (“SpinCo Software”) and distributed such combined Software in a manner that would require as a condition of the use, modification, hosting, or distribution of such Open Source Software that any such SpinCo Software (or material portion thereof): (i) be disclosed or distributed in source code form; (ii) be licensed for the purpose of making, or otherwise permit any Person to make, derivative works of or reverse engineer any such source code; or (iii) be redistributed, hosted or otherwise made available at no or nominal charge. Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, (x) no material portion of source code of SpinCo Software has been disclosed, licensed, released, distributed or made available to or for any Person who was not or is not an employee, contractor, consultant or other Person working on behalf of the Company and its Subsidiaries and the members of the SpinCo Group, or escrowed to or for any Person, and no Person has been granted any rights thereto or agreed to disclose, license, release, deliver, escrow, or otherwise grant any right thereto and (y) no event has occurred, and no circumstance or condition exists, that (whether with or without the passage of time, the giving of notice or both) will, or would reasonably be expected to, result in a requirement that any such source code be disclosed, licensed, released, distributed, escrowed or made available, or any other grant of any right be made with respect thereto.

(i) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, in each case solely with respect to the SpinCo Business, (i) neither the Company nor its Subsidiaries has, in the past one (1) year, sent, been required to send, or received any written notice in connection with any violation by the Company or its Subsidiaries of any Privacy Requirement, nor has the Company or its Subsidiaries been threatened in writing to be charged with any such violation by any Governmental Authority; (ii) neither the Company nor its Subsidiaries has, in the past one (1) year, received any written complaint by any Person with respect to the collection, use or processing of Personal Information; (iii) the Company and its Subsidiaries maintain policies and procedures regarding data security, privacy, data transfer and the processing of data and Personal Information that are commercially reasonable and designed to protect Personal Information against any unauthorized use, access or disclosure and otherwise comply with Privacy Requirements; (iv) the Company and its Subsidiaries, in connection with the SpinCo Business, in the past one (1) year, have been in compliance in all material respects with all Privacy Requirements; and (v) in the past one (1) year, to the Knowledge of SpinCo, there has been no unauthorized use, access or disclosure or other processing of any SpinCo Business Systems, data, or other information (including Trade Secrets and Personal Information) used in the SpinCo Business.

(j) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect: (i) as of (A) the date hereof, the Company and its Subsidiaries, and (B) the Distribution Time, the SpinCo Group, owns or has a valid right to access and use the SpinCo Business Systems, taking into account all assets and services to be provided, acquired, leased, licensed or otherwise obtained under the Transaction Documents or independently acquired by RMT Partner or its Affiliates as contemplated thereby; and (ii) the SpinCo Business Systems do not, to the Knowledge of the Company, contain any viruses, worms, trojan horses, bugs, faults or other devices, errors, contaminants or effects that disrupt or adversely affect the functionality of any such SpinCo Business Systems, except as disclosed in their documentation.

(k) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect: (i) the Company and its Subsidiaries (including the SpinCo Group) have taken commercially reasonable precautions to protect the confidentiality, integrity and security of the SpinCo Business Systems, and all information processes thereby or stored therein from any unauthorized processing; and (ii) in the past one (1) year there have been no failures or other adverse events affecting any of the SpinCo Business Systems that have caused any material disruption in the use thereof or to the operation of the SpinCo Business.

(l) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, neither the execution of this Agreement or the Transaction Documents nor the consummation of the Transaction Process will result in the loss or impairment of the Company’s or any member of the SpinCo Group’s right to own or use any of the SpinCo Intellectual Property, other than any obligations which such party was bound by or subject to any rights granted prior to the Closing.

Section 5.17 Environmental Matters.

(a) The members of the SpinCo Group and the Company Group and the facilities, assets and operations on any real property owned, leased or operated by the members of the SpinCo Group and the Company Group, in each case with respect to the SpinCo Business, are, and during the past two (2) years have been, in compliance with applicable Environmental Laws and any material Permit required to operate the SpinCo Business or SpinCo Assets or occupy and use any real property or facility (including the SpinCo Transferred Leased Property and SpinCo Owned Real Property) under any applicable Environmental Law (any “SpinCo Environmental Permit”), except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.

(b) As of the date of this Agreement, (i) there is no Action pending or, to the Knowledge of the Company, threatened that asserts any actual or potential Environmental Liability relating to the SpinCo Business, (ii) no outstanding Order has been issued or is otherwise in effect in relation to any Environmental Law or any SpinCo Environmental Permit, in each case relating to the SpinCo Business, the SpinCo Assets or any real property or facility currently owned, leased or operated by the SpinCo Business (including the SpinCo Transferred Leased Property or SpinCo Owned Real Property), and (iii) neither the SpinCo Group nor the Company or any of its Subsidiaries have received, in the past two (2) years, any written notice, report or other information alleging any Environmental Liability relating to the SpinCo Business, except in each case of (i) through (iii) as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.

(c) To the Knowledge of SpinCo, no member of the SpinCo Group, the Company or any Company Subsidiary (or any other Person to the extent resulting in Environmental Liability for the SpinCo Group), in each case with respect to the SpinCo Business, has Released, disposed of, arranged for the disposal of, or exposed any Person to, any Hazardous Materials, in each case except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.

Section 5.18 Insurance. All insurance policies (excluding those funding any SpinCo Benefit Plans set forth on Section 5.15(a) of the SpinCo Disclosure Schedule) to which any member of the SpinCo Group is currently a party, or which are held for the benefit of the members of the SpinCo Group or the SpinCo Business, are in full force and effect, and, to the Knowledge of SpinCo, have been issued by licensed insurers, all premiums due and payable with respect thereto have been paid, and no notice of cancellation or termination has been received with respect to any such policies, except for such cancellations or terminations which would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect.

Section 5.19 Affiliate Matters. Except for Contracts solely between or among the members of the SpinCo Group or Contracts for employment, compensation or benefit agreements or arrangements with directors, officers and employees made in the ordinary course of business or as set forth on Section 5.19 of the SpinCo Disclosure Schedule, no member of the SpinCo Group is party to any SpinCo Affiliate Contract.

Section 5.20 Proxy Statement; Registration Statements. None of the information regarding any of the Company or any of its Subsidiaries (including the members of the SpinCo Group), the SpinCo Business, or the transactions contemplated by this Agreement or any Transaction Document to be provided by the Company or SpinCo or any of their respective Subsidiaries specifically for inclusion in, or incorporation by reference into, the Proxy Statement, the RMT Partner Registration Statement, the SpinCo Registration Statement or the documents relating to the Distribution that are filed with the SEC and/or distributed to Company stockholders or RMT Partner stockholders (the “Distribution Documents”) will, in the case of the Proxy Statement or the Distribution Documents or any amendment or supplement thereto, at the time of the first mailing of the Proxy Statement and the Distribution Documents and of any amendment or supplement thereto, or, in the case of the RMT Partner Registration Statement and the SpinCo Registration Statement, at the time such registration statement becomes effective, on the date of the RMT Partner Stockholders Meeting, at the Distribution Date or at the Effective Time, contain an untrue or false statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not false or misleading. The SpinCo Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act, as the case may be, except that no representation is made by the Company or SpinCo with respect to information provided by RMT Partner specifically for inclusion in, or incorporation by reference into, the SpinCo Registration Statement.

Section 5.21 Board and Stockholder Approval.

(a) Each of the Company Board and the SpinCo Board, at a meeting duly called and held or by written consent, has by unanimous vote of all directors present or unanimous consent, (i) approved this Agreement, the Separation Agreement and the other Transaction Documents and authorized and approved the execution, delivery and performance hereof and thereof and the consummation of the transactions contemplated hereby and thereby, including the Merger and the Separation and (ii) declared each of them advisable, fair to and in the best interests of the Company, SpinCo and their respective stockholders. As of the date hereof, the sole stockholder of SpinCo is (and as of immediately prior to the Distribution the sole stockholder of SpinCo will be) the Company.

(b) Immediately after the execution of this Agreement, the Company will approve and adopt, as SpinCo’s sole stockholder, this Agreement and the Transaction Documents and the transactions contemplated hereby and thereby, including the Merger (the “SpinCo Stockholder Approval”). The approval of the Company’s stockholders is not required to effect the transactions contemplated by the Separation Agreement, this Agreement or any of the other Transaction Documents. Upon obtaining the SpinCo Stockholder Approval, the approval of SpinCo’s stockholders after the Distribution Date will not be required to effect the transactions contemplated by this Agreement, including the Merger, unless this Agreement is amended on or after the Distribution Date.

Section 5.22 RMT Partner Common Stock. Neither the Company nor any of its Subsidiaries, including SpinCo owns (directly or indirectly, beneficially or of record) or will own on the Closing Date nor is a party to any Contract for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of RMT Partner (other than as contemplated by this Agreement).

Section 5.23 SpinCo Financing. On or prior to the date of this Agreement, SpinCo has delivered to RMT Partner a true, complete and fully executed copy of the SpinCo Commitment Letter. As of the date of this Agreement, (a) the SpinCo Commitment Letter has not been amended, waived or modified in any respect and no such amendment, waiver or modification is contemplated, (b) to the Knowledge of the Company, the respective commitments contained in the SpinCo Commitment Letter have not been withdrawn, terminated, modified or rescinded in any respect and (c) the SpinCo Commitment Letter is in full force and effect and is a legal, valid and binding obligation of SpinCo, and, to the Knowledge of the Company, each of the other parties thereto, enforceable against SpinCo, and, to the Knowledge of the Company, each of the other parties thereto in accordance with its terms (except insofar as such enforceability is subject to the Remedies Exception). As of the date of this Agreement, except for the SpinCo Commitment Letter, there are no side letters or other Contracts to which SpinCo or any of its Affiliates is a party containing conditions precedent to or otherwise relating to the funding of the full amount of the SpinCo Financing, other than as expressly set forth in the SpinCo Commitment Letter delivered to RMT Partner. As of the date of this Agreement, no event has occurred, which, with or without notice, lapse of time or both, (i) would constitute a default or breach on the part of SpinCo, its Affiliates or, to the Knowledge of the Company, any other party to the SpinCo Commitment Letter under the SpinCo Commitment Letter, or (ii) to the Knowledge of the Company, would result in any portion of the SpinCo Financing being unavailable or delayed.

Section 5.24 No Other Representations and Warranties. Except as expressly set forth in Article VI or in any Transaction Document (and except for any RMT Partner Tax Representations), (a) the Company and SpinCo each acknowledges and agrees that neither RMT Partner, Merger Sub nor any of their Affiliates, nor any of their respective Representatives has made, or is making, any express or implied representation or warranty whatsoever with respect to RMT Partner, Merger Sub or any of their Affiliates, or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and (b) the Company and SpinCo each further acknowledges and agrees that neither RMT Partner, Merger Sub nor any of their Affiliates shall be liable in respect of the accuracy or completeness of any information provided to the Company, SpinCo or any of their respective Affiliates or Representatives. Without limiting the generality of the foregoing, except as expressly set forth in Article VI or in any Transaction Document (and except for any RMT Partner Tax Representations), each of the Company and SpinCo acknowledges and agrees that no representations or warranties are made with respect to any projections, forecasts, estimates or budgets with respect to RMT Partner or any of its Subsidiaries that may have been made available, in the RMT Partner Datasite or otherwise, to the Company, SpinCo or any of their Representatives, and expressly disclaims reliance on any other representations, warranties, statements, information or inducements, oral or written, express or implied, or as to the accuracy or completeness of any statements or other information, made to, or made available to, itself or any of its Representatives, in each case with respect to, or in connection with, the negotiation, execution or delivery of this Agreement, any instrument or other document delivered pursuant to this Agreement or the transactions contemplated by this Agreement, and notwithstanding the distribution, disclosure or other delivery to the Company, SpinCo or any of their respective Representatives of any document or other information with respect to any one or more of the foregoing, and waive any claims or causes of actions relating thereto, other than those for Fraud. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in this Agreement (including the RMT Partner Disclosure Schedule), any information, documents or other materials (including any such materials contained in the RMT Partner Datasite or otherwise reviewed by the Company, SpinCo or any of their respective Affiliates or Representatives) or management presentations that have been or shall hereafter be provided to the Company, SpinCo or any of their respective Affiliates or Representatives are not and will not be deemed to be representations or warranties of RMT Partner or Merger Sub, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as expressly set forth in Article VI of this Agreement or in any Transaction Document (and except for any RMT Partner Tax Representations). In entering into this Agreement, the Company and SpinCo acknowledge and agree that they have relied solely upon their own investigation and analysis, and the Company and SpinCo acknowledges and agrees, to the fullest extent permitted by Law, that RMT Partner, Merger Sub and their Affiliates and their respective Representatives shall not have any Liability or responsibility whatsoever to the Company or SpinCo or any of their respective Representatives on any basis (including in contract or tort, under federal or state securities laws or otherwise) based upon any information provided or made available, or statements made (or any omissions therefrom), to the Company or SpinCo or their Affiliates or any of their respective Representatives, including in respect of the specific representations and warranties as set forth in Article VI of this Agreement or any Transaction Document, except as and only to the extent expressly set forth herein or therein with respect to such representations and warranties and subject to the limitations and restrictions contained herein or therein.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF RMT PARTNER AND MERGER SUB

Except as otherwise disclosed or identified in (a) the RMT Partner SEC Documents filed with or furnished to the SEC and publicly available on the SEC’s EDGAR database at least one (1) Business Day prior to the date hereof (excluding any disclosures of factors or risks contained or references therein under the captions “Risk Factors” or “Forward-Looking Statements” to the extent they are forward-looking statements and any other similar general, forward-looking, predictive or cautionary statements) or (b) the corresponding section or subsection of the RMT Partner Disclosure Schedule (it being understood that each such disclosure shall also apply to each other representation and warranty contained in this Article VI to the extent that it is reasonably apparent on the face of such disclosure that it is relevant to or applies to such representation or warranty), RMT Partner and Merger Sub, jointly and severally, hereby represent and warrant to the Company and SpinCo as follows:

Section 6.1 Organization. Each of RMT Partner and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization. Each of RMT Partner’s Subsidiaries other than Merger Sub is a corporation or other legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect. Each of Merger Sub and RMT Partner has all requisite corporate or other organizational power and authority to own, lease and operate its assets in the manner as it is now being conducted and to carry on its businesses as now being conducted and is duly licensed or qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the conduct of its business requires such qualification, in each case except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

Section 6.2 Due Authorization. Each of RMT Partner and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is or will be a party at the Effective Time and (subject to the receipt of the Consents described in Section 6.6(a), and, solely with respect to RMT Partner, the RMT Partner Stockholder Approval) to consummate the Transactions. The execution and delivery by RMT Partner and Merger Sub of this Agreement and the Transaction Documents to which each is or will be a party at the Effective Time and the consummation by RMT Partner and Merger Sub of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by all necessary and proper corporate action on its part, and, except for the RMT Partner Stockholder Approval (solely with respect to RMT Partner), no other corporate action on the part of RMT Partner is necessary to authorize this Agreement or the Transaction Documents to which it is or will be a party at the Effective Time. Each of this Agreement and the Transaction Documents to which it is or will be a party at the Effective Time has been, or when executed and delivered will be, duly and validly executed and delivered by each of RMT Partner and Merger Sub (as applicable) and (assuming that this Agreement or such other applicable Transaction Documents to which the Company or SpinCo is or will be a party at the Effective Time constitutes a legal, valid and binding obligation of the Company or SpinCo (as applicable)) constitutes or will constitute a legal, valid and binding obligation of each of RMT Partner and Merger Sub (as applicable), enforceable against each of RMT Partner and Merger Sub (as applicable) in accordance with its terms, subject to the Remedies Exception.

Section 6.3 Capital Stock and Other Matters.

(a) As of the date hereof, the authorized capital stock of RMT Partner consists of 400,000,000 shares of RMT Partner Common Stock and 5,000,000 shares of preferred stock, par value $0.01 per share, of RMT Partner (“RMT Partner Preferred Stock”). As of the Closing, the authorized capital stock of RMT Partner shall consist of 400,000,000 shares of RMT Partner Common Stock and 5,000,000 shares of RMT Partner Preferred Stock. At the close of business on July 10, 2025: (i) 59,523,356 shares of RMT Partner Common Stock were issued and outstanding; (ii) 6,828,402 shares of RMT Partner Common Stock were reserved for issuance pursuant to the RMT Partner Stock Plan, of which (A) 620,572 shares of RMT Partner Common Stock were issuable upon exercise of outstanding RMT Partner Options, (B) 279,408 shares of RMT Partner Common Stock were issuable upon the vesting and settlement of RMT Partner RSU Awards, (C) 122,152 shares of RMT Partner Common Stock were issuable upon the vesting and settlement of RMT Partner Performance Unit Awards (assuming applicable performance goals are satisfied at the target level), and (D) 3,007 unvested shares of RMT Partner Common Stock issued pursuant to RMT Partner Restricted Share Awards were outstanding; (iii) 103,611,864 shares of RMT Partner Common Stock were held by RMT Partner in its treasury or by its Subsidiaries; (iv) no shares of RMT Partner Preferred Stock were issued and outstanding; (v) 783,715 shares of RMT Partner Common Stock were reserved for issuance pursuant to the RMT Partner Employee Stock Purchase Plan; and (vi) 321,730 shares of RMT Partner Common Stock were reserved for issuance pursuant to the RMT Partner Director Deferred Compensation Plan. All of the issued and outstanding shares of RMT Partner Common Stock have been, and all shares of RMT Partner Common Stock issued pursuant to the Merger will be at Closing duly authorized and validly issued, fully paid and nonassessable and have not been, issued in violation of any preemptive or similar rights.

(b) No bonds, debentures, notes or other indebtedness of RMT Partner or any of the RMT Partner Subsidiaries having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which holders of shares of capital stock of RMT Partner (including RMT Partner Common Stock) may vote are, or as of the Effective Time will be, issued or outstanding.

(c) As of the date hereof, (i) the authorized capital stock of Merger Sub consists of 100 shares of Merger Sub Common Stock and (ii) the issued and outstanding shares of capital stock of Merger Sub consists of 100 shares of Merger Sub Common Stock.

(d) Except as expressly set forth in paragraph (a) above, or in connection with the Merger, as of the date hereof, there are no (i) outstanding options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of capital stock of RMT Partner, or any other commitments or agreements providing for the issuance, sale, repurchase or redemption of shares of capital stock of RMT Partner, (ii) agreements of any kind which may obligate RMT Partner to issue, purchase, redeem or otherwise acquire any of its shares of capital stock or (iii) voting trusts, proxies or other agreements or understandings with respect to the voting shares of capital stock of RMT Partner.

Section 6.4 Capitalization of Subsidiaries. The issued and outstanding Interests of each of the RMT Partner Subsidiaries have been duly authorized and validly issued and, as applicable, are fully paid and nonassessable. RMT Partner, directly or indirectly, owns legal and beneficial title to all the issued and outstanding Interests of the RMT Partner Subsidiaries, free and clear of any Liens (other than those set forth in their respective Organizational Documents or arising pursuant to applicable securities Laws or created by this Agreement). There are no outstanding options, warrants, rights or other securities exercisable or exchangeable for Interests of such RMT Partner Subsidiaries, any other commitments or agreements providing for the issuance, sale, repurchase or redemption of Interests of such RMT Partner Subsidiaries, and there are no agreements of any kind which may obligate any RMT Partner Subsidiary to issue, purchase, redeem or otherwise acquire any of its Interests.

Section 6.5 Subsidiaries.

(a) Section 6.5(a) of the RMT Partner Disclosure Schedule sets forth a list of the RMT Partner Subsidiaries and their respective jurisdictions of organization, as of the date hereof. Each RMT Partner Subsidiary is a corporation or other legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization, except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect. Each RMT Partner Subsidiary has all requisite organizational power and authority to own, lease and operate its assets where such assets are now owned, leased, and operated and to conduct its business as it is now being conducted, except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

(b) Each RMT Partner Subsidiary is duly licensed or qualified and in good standing (or equivalent status as applicable) in each jurisdiction in which the assets owned or leased by it or the character of its activities require it to be so licensed or qualified or in good standing (or equivalent status as applicable), as applicable, except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect. Except as set forth in Section 6.5(b) of the RMT Partner Disclosure Schedule, and other than the Subsidiaries set forth on Section 6.5(a) of the RMT Partner Disclosure Schedule, as of the date hereof, RMT Partner does not own or hold, directly or indirectly, any Interest in any other Person.

Section 6.6 Consents and Approvals; No Violations.

(a) Assuming the accuracy of the representations and warranties of the Company and SpinCo set forth in Article IV and Article V, no filing with or notice to, and no Permit, authorization, registration, consent or approval of, any Governmental Authority is required on the part of RMT Partner or any of the RMT Partner Subsidiaries for the execution, delivery and performance by RMT Partner or any of the RMT Partner Subsidiaries of this Agreement or by RMT Partner or any of the RMT Partner Subsidiaries of any Transaction Document to which it is a party or the consummation by RMT Partner or any of the RMT Partner Subsidiaries of the Transactions, except: (i) compliance with any applicable requirements of any Antitrust Law, Foreign Investment Law or Foreign Subsidies Regulation, the Securities Act, the Exchange Act, or applicable blue sky laws; (ii) compliance with any Permits relating to the RMT Partner Business; (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the provisions of the DGCL; (iv) the rules and regulations of the NYSE; or (v) Consents, the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

(b) Subject to the receipt of the Consents set forth in Section 6.6(a), neither the execution, delivery and performance of this Agreement by each of RMT Partner and Merger Sub or any Transaction Document by RMT Partner or any of the RMT Partner Subsidiaries to which it is or will be a party as of the Effective Time, nor the consummation by RMT Partner or any of the RMT Partner Subsidiaries of the Transactions, will (i) conflict with or result in any breach or violation of any provision of the respective Organizational Documents of RMT Partner or the RMT Partner Subsidiaries, (ii) result in a breach or violation of, require a Consent under or constitute a default under, or give rise to any right of termination, amendment, cancellation, payment obligation or acceleration adverse to RMT Partner or any of the RMT Partner Subsidiaries under any RMT Partner Material Contract or RMT Partner Real Property Lease or (iii) violate any Law applicable to RMT Partner or any of the RMT Partner Subsidiaries, except, in the case of clause (ii) and clause (iii), as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

Section 6.7 RMT Partner Reports and Financial Statements.

(a) RMT Partner has timely filed or furnished with the SEC all RMT Partner SEC Documents. As of their respective filing dates (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), the RMT Partner SEC Documents (including any amendments thereto) complied in all material respects, and each other form, report, schedule, statement, prospectus or other document filed by RMT Partner or any of its Subsidiaries after the date hereof and prior to the Effective Time (the “Additional RMT Partner SEC Documents”) will comply in all material respects, with the requirements of the Securities Act, the Exchange Act and the applicable regulations promulgated thereunder, as the case may be, and none of such RMT Partner SEC Documents when filed contained (or, with respect to the Additional RMT Partner SEC Documents, will contain) any untrue statement of a material fact or omitted (or, with respect to the Additional RMT Partner SEC Documents, will omit) to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not false or misleading. The consolidated financial statements (including all related notes and schedules) of RMT Partner included or incorporated by reference in the RMT Partner SEC Documents when filed complied (or, with respect to the Additional RMT Partner SEC Documents, will comply) as to form with the published rules and regulations of the SEC with respect thereto, in each case, in effect at the time of such filing. The audited consolidated financial statements and unaudited consolidated interim financial statements included in the RMT Partner SEC Documents and the Additional RMT Partner SEC Documents fairly present in all material respects (or, with respect to the Additional RMT Partner SEC Documents, will fairly present in all material respects) the financial position of RMT Partner and its consolidated Subsidiaries as of the respective dates thereof and the results of operations and changes in cash flows or changes in stockholders’ equity or other information included therein for the periods or as of the respective dates then ended, in each case except as otherwise noted therein and subject, in the case of unaudited interim statements, to normal year-end audit adjustments. Each of the financial statements (including the related notes) of RMT Partner included in the RMT Partner SEC Documents have been prepared in accordance with GAAP, consistently applied throughout the periods covered, except as otherwise noted therein and, in the case of unaudited statements, as permitted by Form 10-Q or any successor form under the Exchange Act, and except that unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not, individually or in the aggregate, material to the RMT Partner Business.

(b) RMT Partner has established and maintains a system of internal controls that comply in all material respects with applicable Law and that are designed to provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets. Such internal controls are overseen by the audit committee of the RMT Partner Board (the “RMT Partner Audit Committee”). Since January 1, 2024, RMT Partner’s principal executive officer and its principal financial officer have disclosed to RMT Partner’s independent auditor and the RMT Partner Audit Committee (the material circumstances of which (if any) have been made available to RMT Partner) (a) any significant deficiency or material weakness in RMT Partner’s internal controls and (b) any fraud involving management or other employees who have a significant role in RMT Partner’s internal controls. Since January 1, 2024, neither RMT Partner nor any RMT Partner Subsidiary has received any material, unresolved complaint, allegation, assertion or claim regarding the impropriety of any accounting or auditing practices, procedures, methodologies or methods of RMT Partner or any RMT Partner Subsidiary or their respective internal accounting controls.

Section 6.8 No Undisclosed Liabilities. There are no liabilities or obligations of the RMT Partner Business of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected or reserved for on a consolidated balance sheet of the RMT Partner Business or in the notes thereto prepared in accordance with GAAP, other than those that: (i) are reflected or reserved for in the financial statements of RMT Partner included in the RMT Partner SEC Documents or disclosed in the notes thereto; (ii) have been incurred in the ordinary course of business since March 29, 2025; (iii) are incurred in connection with the Transactions or the announcement, negotiation, execution or performance of this Agreement, the Transaction Documents or the Distribution; (iv) have been (or will be prior to the Closing) discharged or paid off; (v) arise in connection with future performance under existing Contracts unrelated to any breach or default by RMT Partner or its Subsidiaries; or (vi)  would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

Section 6.9 Litigation. (a) There is no, and in the past two (2) years has been no, Action pending or, to the Knowledge of RMT Partner, threatened, against RMT Partner or its Subsidiaries, or arising out of or relating to the business of RMT Partner and the RMT Partner Subsidiaries, except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect, and (b) none of RMT Partner or any RMT Partner Subsidiary is subject to any outstanding Order, except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

Section 6.10 Real Property.

(a) Section 6.10(a) of the RMT Partner Disclosure Schedule sets forth a true and complete list of the material real property owned by RMT Partner and its Subsidiaries (together with the land, buildings, structures, improvements and fixtures thereon, the “RMT Partner Owned Real Property”). Except as would not reasonably be expected to be material to the RMT Partner Business, taken as a whole, (i) RMT Partner and its Subsidiaries, as applicable, have good and marketable indefeasible fee simple valid title to all RMT Partner Owned Real Property, free and clear of all Liens, except Permitted Liens and (ii) neither RMT Partner nor its Subsidiaries has received written notice of any, and to the Knowledge of RMT Partner, there is no, pending condemnation, expropriation, eminent domain or similar Action affecting all or any material portion of any RMT Partner Owned Real Property. Except as set forth on Section 6.10(a) of the RMT Partner Disclosure Schedule and as would not reasonably be expected to be material to the RMT Partner Business, taken as a whole, (i) neither RMT Partner nor its Subsidiaries have granted to any Person the right to use or occupy any RMT Partner Owned Real Property, and (ii) there are no outstanding options, rights of right offer to purchase any RMT Partner Owned Real Property or any portion thereof or interest therein. Except as would not reasonably be expected to be material to the RMT Partner Business, taken as a whole, neither RMT Partner nor its Subsidiaries are in breach or default under any restrictive or other covenant encumbering any RMT Partner Owned Real Property.

(b) Section 6.10(b) of the RMT Partner Disclosure Schedule sets forth a true and complete list of material leased real property in which RMT Partner and its Subsidiaries have a leasehold or subleasehold interest, or other interest to occupy such lease real property (the “RMT Partner Leased Real Property”, and the leases, subleases, and other similar agreements with respect thereto, the “RMT Partner Real Property Leases”). With respect to the RMT Partner Leased Real Property and RMT Partner Real Property Leases, (i) RMT Partner and its Subsidiaries, as applicable, have a valid leasehold or subleasehold interest in the RMT Partner Leased Real Property, free and clear of all Liens, except Permitted Liens and subject to the Remedies Exception, and each such leasehold or subleasehold interest in a RMT Partner Real Property Lease is legal, valid, binding, enforceable and in full force and effect, (ii) none of RMT Partner or its Subsidiaries, or, to the Knowledge of RMT Partner, any other party thereto, is in breach of or default under any RMT Partner Real Property Lease and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such RMT Partner Real Property Lease, (iii) none of RMT Partner or its Subsidiaries has, as of the date hereof, received any written notice from any lessor of any RMT Partner Leased Real Property of any breach of or default under any lease or sublease thereto by RMT Partner or its Subsidiaries, which breach or default has not been cured, and (iv) none of RMT Partner or its Subsidiaries has subleased, licensed, assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in any RMT Partner Leased Real Property, except Permitted Liens.

Section 6.11 Tax Matters.

(a) Except as would not, individually or in the aggregate, have a RMT Partner Material Adverse Effect:

(i) (A) All Tax Returns required to be filed by or with respect to RMT Partner or any of the RMT Partner Subsidiaries have been timely filed (taking into account applicable extensions), (B) all filed Tax Returns are true, correct and complete, and (C) all Taxes, whether or not shown as due on any Tax Return, have been paid;

(ii) (A) No Governmental Authority has asserted any written claim, assessment or deficiency for Taxes against RMT Partner or any RMT Partner Subsidiary (and, to the Knowledge of RMT Partner, no such claim, assessment or deficiency has been threatened or proposed in writing), except for deficiencies which have been fully satisfied by payment, settled or withdrawn and (B) no claim, audit or other proceeding by any Governmental Authority is ongoing, pending or threatened in writing with respect to any Taxes of RMT Partner or any of the RMT Partner Subsidiaries;

(iii) All amounts of Taxes (including sales and other similar Taxes) required to be deducted, collected or withheld by RMT Partner and each RMT Partner Subsidiary have been deducted, collected or withheld and have been (or will be) duly and timely paid to the proper Governmental Authority and RMT Partner and each RMT Partner Subsidiary has complied in all respects with all informational reporting requirements related thereto;

(iv) No waivers or extension of any statute of limitations on the assessment and collection of any Tax or governmental charge with respect to the RMT Partner or any RMT Partner Subsidiary have been requested or made that has not expired (or would not expire) prior to the Closing;

(v) Neither RMT Partner nor any RMT Partner Subsidiary has been subject to Tax in any jurisdiction outside the jurisdiction that it is incorporated or organized thereunder as a result of having a permanent establishment. No claim has ever been made by a Governmental Authority in a jurisdiction where the RMT Partner or any RMT Partner Subsidiary does not file Tax Returns of a particular type that such entity is or may be subject to taxation of such type by that jurisdiction;

(vi) Neither RMT Partner nor any RMT Partner Subsidiary (A) is party to any Tax allocation, sharing, indemnity, or reimbursement agreement or other similar agreement (other than any customary commercial, leasing or employment contracts the primary purpose of which is not related to Taxes or any tax allocation, sharing, indemnity or reimbursement agreement the only parties to which are RMT Partner or any RMT Partner Subsidiary), (B) is subject to any “closing agreement” within the meaning of Section 7121 of the Code (or any corresponding similar provision of state, local or non-U.S. Tax Law) or other written agreement (including a Tax ruling) with a Governmental Authority that will remain in effect after the Closing, or (C) has any Liability for Taxes of any Person (other than RMT Partner or any RMT Partner Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by operation of law or by contract (other than customary commercial, leasing or employment contracts the primary purposes of which do not relate to Taxes);

(vii) Within the past two (2) years, neither RMT Partner nor any RMT Partner Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code;

(viii) Neither RMT Partner nor any RMT Partner Subsidiary has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2); and

(ix) There are no Liens for Taxes (other than Permitted Liens) upon the assets of RMT Partner or any of the RMT Partner Subsidiaries.

(b) Neither RMT Partner nor any of the RMT Partner Subsidiaries has taken or agreed to take any action or knows of any fact, agreement, plan or other circumstance that would reasonably be expected to prevent or impede (i) the Intended Tax Treatment, (ii) the Company from delivering the Company Distribution Tax Representations, (iii) SpinCo from delivering the SpinCo Merger Tax Representations, (iv) RMT Partner from delivering the RMT Partner Tax Representations, (v) the Company from receiving the IRS Ruling, (vi) the Company or RMT Partner from receiving the Tax opinions described in Section 7.2(d), (vii) the Company from receiving the Company Merger Tax Opinion or (viii) RMT Partner from receiving the RMT Partner Merger Tax Opinion.

(c) Merger Sub was formed solely for the purpose of engaging in the Merger, and does not have any assets and has not engaged in any business activities or conducted any operations other than in connection with the Merger.

Section 6.12 Absence of Certain Changes or Events. (a) Except as contemplated by this Agreement or the other Transaction Documents, since December 31, 2024 and through the date of this Agreement, the RMT Partner Business has operated in the ordinary course of business consistent in all material respects and (b) since December 31, 2024, there has not occurred any event, change, development or effect that is, or would reasonably be expected to result in, individually or in the aggregate, a RMT Partner Material Adverse Effect.

Section 6.13 Material Contracts.

(a) There are no RMT Partner Material Contracts as of the date hereof except as set forth on Section 6.13(a) of the RMT Partner Disclosure Schedule. The term “RMT Partner Material Contracts” means Contracts (other than sales or purchase orders, statements of work, standard terms and conditions, invoices and similar instruments) in the following categories to which RMT Partner or any of the RMT Partner Subsidiaries is a party:

(i) each of the top ten (10) Contracts, measured by the total amounts invoiced to RMT Partner or any RMT Partner Subsidiary during the twelve (12) month period ending December 31, 2024, other than any such Contracts that can be terminated on less than one hundred twenty (120) days’ notice without material monetary penalty;

(ii) each of the top ten (10) Contracts measured by amounts paid to the RMT Partner or any RMT Partner Subsidiary during the twelve (12) month period ending December 31, 2024;

(iii) any Contract requiring future capital commitments, investments or expenditures (or series of capital expenditures) by RMT Partner or its Subsidiaries in excess of $5,000,000 other than partnerships, joint ventures, collaborations or similar material agreements involving partnership, co-investment or collaboration between RMT Partner or its Subsidiaries and a third party;

(iv) any material partnership, joint venture, profit sharing, joint development, collaboration or similar material agreement involving partnership, co-investment or collaboration involving RMT Partner or its Subsidiaries and a third party which (A) is reasonably expected to have revenues attributable to RMT Partner in excess of $5,000,000 during the twelve (12) month period following the date hereof, or (B) pursuant to which RMT Partner or its Subsidiaries has an express obligation to make any investment in, or advancement or capital contribution to, any other Person in excess of $5,000,000, in the aggregate, in the twelve (12) month period following the date hereof, in each case, other than any such Contract solely between RMT Partner and its wholly owned Subsidiaries or among wholly owned Subsidiaries of RMT Partner;

(v) any Contract relating to the acquisition or disposition of any business, product line, equity interests or material amount of assets, in each case, for aggregate consideration under such contract in excess of $5,000,000 (whether by merger, sale of stock, sale of assets or otherwise) under which, after the Closing, RMT Partner or its Affiliates will have any remaining material obligation with respect to an indemnification, “earn out,” contingent purchase price or similar contingent obligation;

(vi) (A) any Contract the express terms of which restrict or limit in any material respect the ability of RMT Partner or its Affiliates after the Closing to compete in any business or with any Person or in any geographic area, (B) any Contract the express terms of which grant the other party “most favored nation” status or equivalent preferential pricing terms as would have a material impact on the RMT Partner Business, (C) any Contract the express terms of which grant the other party exclusivity rights as would have a material impact on the RMT Partner Business;

(vii) any Contract (A) pursuant to which (1) any Person has licensed any material Intellectual Property to RMT Partner or its Subsidiaries, or granted to RMT Partner or its Subsidiaries, any covenant not to sue or substantial right of use with respect to any Intellectual Property, excluding non-exclusive licenses with respect to commercially available software or Technology, or (2) RMT Partner or its Subsidiaries have granted any Person a license to any material RMT Partner Intellectual Property or a covenant not to sue or other substantial right of use with respect to any RMT Partner Intellectual Property other than non-exclusive licenses granted in the ordinary course of business in connection with the sale or licensing of any products or services, or (B) relating to the development of any material RMT Partner Intellectual Property (other than Contracts entered into with employees or independent contractors on RMT Partner’s standard form invention assignment agreements);

(viii) other than the RMT Partner Commitment Letter or otherwise in connection with the RMT Partner Financing, any Contract relating to or evidencing indebtedness for borrowed money of RMT Partner or its Subsidiaries in excess of $5,000,000, except for any Contract relating to indebtedness for borrowed money or guarantees or credit support arrangements with respect to any such indebtedness or arrangements between RMT Partner and a Subsidiary of RMT Partner or between Subsidiaries of RMT Partner;

(ix) any material interest rate, currency, commodity or other swap, collar, cap or other hedging or similar agreements or arrangements to which RMT Partner or its Subsidiaries are party;

(x) each Contract under which RMT Partner or any of its Subsidiaries has continuing material guarantee or indemnification obligations to any Person, other than those entered into in the ordinary course of the RMT Partner Business;

(xi) any material vendor Contracts with a third party pursuant to which such third party provides information technology, human resources or financial services to RMT Partner or any of its Subsidiaries exclusively used or exclusively held for use in the RMT Partner Business; and

(xii) any material settlement Contract relating to actual or threatened Actions in the two (2) years preceding the date of this Agreement pursuant to which RMT Partner or any of its Subsidiaries has ongoing obligations after the Closing.

(b) RMT Partner has made available to the Company copies of each RMT Partner Material Contract that are correct and complete in all material respects (subject to any redaction of information deemed competitively sensitive by RMT Partner or pursuant to applicable Law or contractual obligation to which RMT Partner is bound). Except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect, (i) each RMT Partner Material Contract is a legal, valid and binding obligation of RMT Partner or a Subsidiary thereof, as applicable, and, to the Knowledge of RMT Partner, each counterparty and is in full force and effect and enforceable in accordance with its terms, (ii) neither RMT Partner and its applicable Subsidiaries nor, to the Knowledge of RMT Partner, any other party thereto, is in breach of, or in default under, any such RMT Partner Material Contract, and (iii) no event has occurred that with notice or lapse of time or both would constitute such a breach or default thereunder by RMT Partner or any of its applicable Subsidiaries, or, to the Knowledge of RMT Partner, any other party thereto. As of the date hereof, no party to any RMT Partner Material Contract has exercised any termination rights with respect thereto (or provided written notice of intent to exercise such termination rights or written notice that such party intends to adversely amend or modify or elect not to renew or perform such RMT Partner Material Contract).

Section 6.14 Labor Relations.

(a) Section 6.14(a) of the RMT Partner Disclosure Schedule sets forth a list, as of the date hereof, of (i) each labor union, works council or other employee representative body that represents employees of RMT Partner or its Subsidiaries and (ii) each Collective Bargaining Agreement covering employees of RMT Partner or its Subsidiaries. Except as would not reasonably be expected to be material to the RMT Partner Business, taken as a whole: (A) no petition for recognition or certification of a bargaining unit or employee representative by a labor organization for the representation of any employees of RMT Partner or its Subsidiaries is pending or, to the Knowledge of RMT Partner, threatened; and (B) no strike, slowdown, work stoppage, lockout, job action, picketing, handbilling, labor dispute, union organizing activity, in each case affecting RMT Partner or its Subsidiaries, is pending or has occurred within the past two (2) years.

(b) There are no pending, or to the Knowledge of RMT Partner, threatened, unfair labor or other employment-related practice charges, complaints, grievances or other Actions by or before any Governmental Authority arising under any applicable Law governing labor or employment by, in connection with, or otherwise related to any current employees or independent contractors of RMT Partner or its Subsidiaries, other than any such charges, complaints, grievances or Actions that would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect, for the past two (2) years, RMT Partner and its Subsidiaries have been in compliance with all Laws relating to labor, employment, and employment practices, including all Laws respecting terms and conditions of employment, employment practices, discrimination, harassment, retaliation, civil rights, plant closures and mass layoffs (including WARN and any similar state or local plant closures and mass layoffs Laws), wages (including minimum wage and overtime), hours of work, meal and rest breaks, withholdings and deductions, worker classification (including the classification of exempt and non-exempt employees and of independent contractors and consultants), employment equity, collective bargaining, labor relations, occupational health and safety, workers’ compensation and immigration.

(d) RMT Partner and each of its Subsidiaries have reasonably investigated all allegations of sexual or other harassment that have been reported to RMT Partner’s human resources department in the past two (2) years made against any officer, director, executive, or similarly-levelled employee. Neither the RMT Partner nor any of its Subsidiaries reasonably anticipates any material Liabilities relating to any such allegations.

Section 6.15 Compliance with Law; Permits.

(a) Except for Environmental Laws (which are addressed exclusively as set forth in Section 6.19), RMT Partner and its Subsidiaries are, and, during the past two (2) years RMT Partner and its Subsidiaries (i) have been in compliance with all applicable Laws and (ii) have not received notice from any Governmental Authority alleging any material non-compliance with or possible violation of any applicable Law (including any Regulatory Laws) or that RMT Partner or any of its Subsidiaries is subject to any inspection, investigation, survey, audit or other review, except in each case as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect. Neither RMT Partner nor any of its Subsidiaries is subject to any corporate integrity agreements, deferred prosecution agreements, monitoring agreements or consent decrees with or imposed by any Governmental Authority and to the Knowledge of RMT Partner (A) the imposition of any such agreement or decree is not currently pending, and (B) neither RMT Partner nor any of its Subsidiaries has received written notice that the imposition of any such agreement or decree is currently contemplated or proposed.

(b) Except with respect to Permits required under applicable Environmental Laws (which are addressed exclusively in Section 5.17), at all times during the past two (2) years (i) the Company and its Subsidiaries (with respect to the SpinCo Business) and the members of RMT Partner has obtained and maintained in an uninterrupted manner all of the Permits and Regulatory Authorizations necessary to conduct its business substantially in the manner it is currently conducted as of the date hereof in compliance with applicable Law (including Regulatory Laws) and (ii) such Permits and Regulatory Authorizations are valid and in full force and effect and the RMT Partner or its applicable Subsidiary is in compliance with the terms thereof, in each case of (i) and (ii) except for such matters that would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

(c) None of RMT Partner or any of its Subsidiaries or any of their respective employees nor, to the Knowledge of RMT Partner, any agent or other third party representative acting on behalf of RMT Partner or its Subsidiaries, (i) is currently, or has since in the past two (2) years (A) been a Sanctioned Person; (B) been engaging in any dealings or transactions with or for the benefit of any Sanctioned Person or in any Sanctioned Country; or (C) otherwise been in violation of Trade Controls; or (ii) has in the past two (2) years (A) made or accepted any unlawful payment or given, received, offered, promised, or authorized or agreed to give or receive, any money, advantage or thing of value, directly or indirectly, to or from any employee or official of any Governmental Authority or any other Person in violation of Anti-Corruption Laws or (B) otherwise been in violation of any Anti-Corruption Laws.

(d) None of RMT Partner nor any of its Subsidiaries has (i) received from any Governmental Authority or any Person any written notice, inquiry, or internal or external allegation; (ii) made any voluntary or involuntary disclosure to a Governmental Authority; or (iii) conducted any internal investigation or audit, in each case of clauses (i)-(iii) concerning any actual or potential violation or wrongdoing related to Trade Controls or Anti-Corruption Laws. There are no pending or, to the Knowledge of RMT Partner, threatened claims against the RMT Partner or any of its Subsidiaries with respect to Trade Controls or Anti-Corruption Laws.

Section 6.16 Regulatory Matters.

(a) During the past two (2) years RMT Partner and its Subsidiaries have filed with the applicable regulatory authorities (including the FDA or any other Governmental Authority having jurisdiction over the safety, efficacy, approval, development, testing, labeling, manufacture, store, sale, commercialization or distribution of the products of the RMT Partner Business (each, a “Specified RMT Partner Governmental Authority”)) all required material filings, declarations, listings, registrations, reports or submissions, including, but not limited to, adverse event reports, except, in each case, as would not have, and would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect. All such filings, declarations, listings, registrations, reports or submissions were in material compliance with all applicable Laws (including all applicable Regulatory Laws) when filed, and, as of the date of this Agreement, no deficiencies have been asserted in writing by any applicable Specified RMT Partner Governmental Authority to RMT Partner or any of its Subsidiaries with respect to any such filings, declarations, listing, registrations, reports or submissions, except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

(b) Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect, RMT Partner and its Subsidiaries have for the past two (2) years had appropriate internal controls that are reasonably designed to ensure compliance with, all applicable Laws, including all Regulatory Laws.

(c) Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect, all preclinical and clinical studies or tests sponsored by RMT Partner or its Subsidiaries in the past two (2) years have been conducted in material compliance with applicable Law including all applicable Regulatory Laws or Regulatory Authorizations, rules, regulations and binding guidance, including Good Clinical Practices and Good Laboratory Practice Requirements and federal and state laws, rules, regulations and binding guidance restricting the use and disclosure of individually identifiable health information. In the past two (2) years and through the date of this Agreement, RMT Partner and its Subsidiaries have not received any written notices or other correspondence from any Specified RMT Partner Governmental Authority with respect to any ongoing clinical or pre-clinical studies or tests withdrawing, placing, or threatening to withdraw or place any such studies on “clinical hold” requiring the termination, suspension or material modification of such studies or tests.

(d) Except as set forth on Section 6.16(d) of the RMT Partner Disclosure Schedule, in the past two (2) years, neither RMT Partner nor its Subsidiaries has received any written notification from any Specified RMT

Partner Governmental Authority of any material violation of any Food and Drug Law or Healthcare Law or any pending or threatened Actions under any Regulatory Laws, including any FDA warning letter, FDA Form 483, untitled letter, “it has come to our attention” letter, or other written notice of potential enforcement proceedings or similar correspondence or written notice from any Specified RMT Partner Governmental Authority.

(e) Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect, during the past two (2) years and through the date of this Agreement, neither RMT Partner nor its Subsidiaries, nor to the Knowledge of RMT Partner, any of its or their officers, employees, or agents, have been (i) disqualified, suspended or debarred for any purpose, or received written notice of action or threat of action with respect to debarment under the provisions of 21 U.S.C. § 335a or any equivalent provisions in any other jurisdiction; (ii) excluded under 42 U.S.C. Section 1320a-7 or otherwise from participation in the Medicare program, any state Medicaid program or any other federal healthcare program; or (iii) formally charged with or convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar Law or authorized by 21 U.S.C. § 335a(b) or any similar Law.

(f) Except as set forth on Section 6.16(f) of the RMT Partner Disclosure Schedule, during the past two (2) years and through the date of this Agreement, neither RMT Partner nor its Subsidiaries has voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall or any field corrective action, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, investigator notice, or other notice or action to wholesalers, distributors, retailers, healthcare professionals or patients relating to an alleged lack of safety, efficacy or regulatory compliance of any RMT Partner product, or is currently considering initiating, conducting or issuing any recall of any RMT Partner product, except in each case as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect. To the Knowledge of RMT Partner, there are no facts which would reasonably be expected to cause, and neither RMT Partner nor its Subsidiaries has received in the past two (2) years any written notice from the FDA or any other Specified RMT Partner Governmental Authority regarding, (i) the recall, market withdrawal or replacement of any RMT Partner product sold or intended to be sold by RMT Partner, (ii) a change in the marketing classification or a material change in the labelling of any such RMT Partner products, (iii) a termination, enjoinment or suspension of the manufacturing, marketing, or distribution of such RMT Partner products, or (iv) a negative change in reimbursement status of a RMT Partner product, that in each case, would reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

(g) Neither RMT Partner nor its Subsidiaries, (i) is a “business associate” or “covered entity” as such terms are defined in HIPAA, or (ii) has submitted or currently submits claims for its respective products or services to Medicare, or Medicaid, or any other U.S. federal healthcare program, except in each case as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

(h) Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect, during the past two (2) years, none of RMT Partner nor its Subsidiaries, nor any of their respective directors, officers managing employees, nor to the Knowledge of RMT Partner, any of their independent contractors or agents, have knowingly and willfully offered or paid any remuneration (including any kickback, bribe, rebate, payoff, influence payment or inducement) directly or indirectly, overtly or covertly, in cash or in kind, to any Person to induce such Person (i) to refer an individual to a Person for the furnishing or arranging for the furnishing of any item or service in violation of any Regulatory Law; or (ii) to purchase, lease, order, arrange for or recommend purchasing, leasing or ordering any good, facility, service or item in violation of any Regulatory Law.

Section 6.17 RMT Partner Benefit Plans.

(a) Section 6.17(a) of the RMT Partner Disclosure Schedule sets forth a list, as of the date hereof, of each material RMT Partner Benefit Plan; provided that with respect to RMT Partner Benefit Plans maintained outside of the United States, such list may be provided during the sixty (60)-day period following the date hereof.

(b) As applicable with respect to each of the material RMT Partner Benefit Plans (other than individual agreements or arrangements), RMT Partner has made available to the Company true and complete copies of: (i) the applicable plan document (including all amendments thereto) and all related trust agreements, insurance policies or other funding arrangements; (ii) the most recent summary plan description; (iii) the most recent Form 5500 (including all schedules and attachments thereto); (iv) the most recent determination, opinion or advisory letter issued by the IRS; and (v) any material, non-routine correspondence with any Governmental Authority in the past two (2) years. As applicable with respect to each of the material RMT Partner Benefit Plans (other than individual agreements or arrangements), RMT Partner has made available to the Company true and complete copies of: (A) the applicable plan document (including all amendments thereto) or, for any unwritten plan, a summary of the material terms thereof; and (B) the most recent determination, opinion or advisory letter issued by the IRS. Notwithstanding the foregoing provisions of this paragraph, material RMT Partner Benefit Plans maintained outside of the United States may be made available to the Company during the sixty (60)-day period following the date hereof.

(c) Each RMT Partner Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS (or is entitled to rely upon a favorable opinion letter issued by the IRS), and to the Knowledge of RMT Partner, there are no existing circumstances or events that would reasonably be expected to adversely affect the qualified status of any such plan.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect: (i) each of the RMT Partner Benefit Plans has been established, maintained, operated, funded and administered in all respects in accordance with its terms and in compliance with applicable Law, including ERISA and the Code; (ii) there are no pending Actions or claims (other than routine claims for benefits), or to the Knowledge of RMT Partner, threatened, against or involving any RMT Partner Benefit Plan (or the assets thereof); (iii) all required contributions and other payments to each RMT Partner Benefit Plan that have become due have been timely made or, if not yet due, properly accrued; (iv) there has been no “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA or breach of fiduciary duty (as determined under ERISA) with respect to any RMT Partner Benefit Plan; and (v) neither RMT Partner nor any of its Subsidiaries has incurred (whether or not assessed) any Liability that has not been satisfied under Section 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(e) Neither RMT Partner nor any of its ERISA Affiliates sponsors, maintains, contributes to, has any obligation to contribute to, has any Liability under or with respect to: (i) any Multiemployer Plan or (ii) a plan that has two (2) or more contributing sponsors, at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA, or any “multiple employer plan” within the meaning of Section 210 of ERISA or Section 413 of the Code. No RMT Partner Benefit Plan is a “defined benefit plan” (as defined in Section 3(35) of ERISA) or a plan subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code. Neither RMT Partner nor any of its ERISA Affiliates has incurred (x) any Liability to or with respect to a Multiemployer Plan, including as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA, that has not been satisfied in full, or (y) any Controlled Group Liability that has not been satisfied in full, and, to the Knowledge of RMT Partner, no condition exists that presents a risk to RMT Partner or its ERISA Affiliates of incurring any such Liability.

(f) Neither the execution and delivery of this Agreement nor the consummation of the Transactions would reasonably be expected to, either alone or in combination with another event: (i) entitle any employee of RMT Partner or its Subsidiaries to material severance pay, unemployment compensation or any other material benefits or payments; (ii) accelerate the time of payment, funding or vesting, or materially increase the amount of any payments or benefits due to any employee of RMT Partner or its Subsidiaries (including the forgiveness of indebtedness); (iii) limit or restrict the right to merge, terminate or amend any RMT Partner Benefit Plan on or after the Closing; or (iv) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that would, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(g) No RMT Partner Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code.

(h) Each RMT Partner Benefit Plan that constitutes in any part a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) subject to Section 409A of the Code has been operated and administered in all material respects in operational compliance with, and is in all material respects in documentary compliance with, Section 409A of the Code and all IRS guidance promulgated thereunder, and no amount under any such plan, agreement or arrangement is, has been or would reasonably be expected to be subject to any additional Tax, interest or penalties under Section 409A of the Code.

(i) No RMT Partner Benefit Plan provides, and neither RMT Partner or any of its Subsidiaries has any obligation to provide, retiree, post-termination or other post-employment health or welfare benefits, other than health care continuation coverage as required by COBRA or ERISA.

(j) Except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect: (i) each RMT Partner Benefit Plan that is a Foreign Benefit Plan (a “RMT Partner Foreign Benefit Plan”) has been established, maintained, funded, operated and administered in all respects in accordance with its terms and applicable Laws, and if intended to qualify for special Tax treatment, meets all the requirements for such treatment; (ii) is funded, book-reserved or secured by an insurance policy to the extent required by the terms of the applicable RMT Partner Foreign Benefit Plan or applicable Law, based on reasonable actuarial assumptions in accordance with applicable accounting principles; and (iii) each RMT Partner Foreign Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.

Section 6.18 Intellectual Property.

(a) Section 6.18(a) of the RMT Partner Disclosure Schedule sets forth a list, as of the date hereof, of all RMT Partner Intellectual Property that is Registered IP (the “Registered RMT Partner Intellectual Property”). Except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect, the Intellectual Property required to be disclosed in Section 6.18(a) of the RMT Partner Disclosure Schedule pursuant to the foregoing sentence (i) are all subsisting and, other than Registered RMT Partner Intellectual Property constituting applications, valid and enforceable and (ii) do not require any filings, payments or similar actions to be taken by RMT Partner for the purposes of obtaining, maintaining, perfecting or renewing such Intellectual Property.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect, the RMT Partner and its Subsidiaries solely and exclusively own all rights, title and interest in and to the RMT Partner Intellectual Property, in each case, free and clear of all Liens other than Permitted Liens.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect: (i) there is no opposition or cancellation Action pending that challenges the ownership, validity or enforceability of any RMT Partner Intellectual Property (other than ordinary course proceedings related to the application for any item of Registered RMT Partner Intellectual Property); (ii) the operation of its business does not infringe, misappropriate or violate, and in the past two (2) years has not infringed, misappropriated, or violated the Intellectual Property of any other Person; and (iii) RMT Partner and its Subsidiaries have not received any written notice in the past two (2) years alleging that the operation of its business materially infringes, misappropriates or violates the Intellectual Property of any other Person.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect: (i) to the Knowledge of RMT Partner, no Person is infringing, misappropriating or otherwise violating, and in the past two (2) years has not infringed, misappropriated, or violated, any RMT Partner Intellectual Property, and (ii) neither RMT Partner nor any of its Subsidiaries have, since the date that is two (2) years prior to the date hereof, made any allegation or brought any Action against any Person claiming that such Person is infringing, misappropriating or otherwise violating any RMT Partner Intellectual Property.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect, RMT Partner and its Subsidiaries have taken commercially reasonable measures to protect, preserve, and maintain the RMT Partner Intellectual Property, including by protecting the confidentiality of all material Trade Secrets included in the RMT Partner Intellectual Property, and there are, and in the past two (2) years there have been, no unauthorized uses or disclosures of any such Trade Secrets.

(f) Except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect, all Persons (including current and former employees, consultants and independent contractors) who contributed to the development or creation of any material RMT Partner Intellectual Property have assigned (including by operation of law) to RMT Partner or one of its Subsidiaries all of such Person’s right, title and interest in and to all such Intellectual Property developed or created in the course of such Person’s employment or retention thereby.

(g) Except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect, (i) no funding, personnel, or facilities of any Governmental Authority, university, college, or other educational institution or research center was used, directly or indirectly, to create, author, conceive of, invent, modify, improve, or develop any material Intellectual Property for or on behalf of the RMT Partner Business in a manner that has resulted in any such third party having any current claim or right in or to any RMT Partner Intellectual Property, or (ii) no such Person has asserted in writing any claim or right in or to any RMT Partner Intellectual Property on that basis that its funding, personnel, or facilities were used in the development thereof.

(h) Except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect, RMT Partner and its Subsidiaries have not incorporated, included, embedded, linked or distributed any Open Source Software with material proprietary Software included in the RMT Partner Intellectual Property (“RMT Partner Software”) and distributed such combined Software in a manner that would require as a condition of the use, modification, hosting, or distribution of such Open Source Software that any such RMT Partner Software (or material portion thereof): (i) be disclosed or distributed in source code form; (ii) be licensed for the purpose of making, or otherwise permit any person to make, derivative works of or reverse engineer any such source code; or (iii) be redistributed, hosted or otherwise made available at no or nominal charge. Except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect, (A) no material portion of source code of the RMT Partner Software has been disclosed, licensed, released, distributed, escrowed or made available to or for any Person who was not or is not an employee, contractor, consultant or other Person working on behalf of the RMT Partner and its Subsidiaries, and no such Person has been granted any rights thereto or agreed to disclose, license, release, deliver, escrow, or otherwise grant any right thereto and (B) no event has occurred, and no circumstance or condition exists, that (whether with or without the passage of time, the giving of notice or both) will, or would reasonably be expected to, result in a requirement that any such source code be disclosed, licensed, released, distributed, escrowed or made available, or any other grant of any right be made with respect thereto.

(i) Except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect, in each case solely with respect to the RMT Partner Business, (i) neither the Company nor its Subsidiaries has, in past two (2) years, sent, been required to send, or received any written notice in connection with any violation by RMT Partner or its Subsidiaries of any Privacy Requirement, nor has RMT Partner or its Subsidiaries been threatened in writing to be charged with any such violation by any Governmental Authority; (ii) neither RMT Partner nor its Subsidiaries has, in past two (2) years, received any written complaint by any Person with respect to the collection, use or processing of Personal Information; (iii) RMT Partner and its Subsidiaries maintain policies and procedures regarding data security, privacy, data transfer and the processing of data and Personal Information that are commercially reasonable and designed to protect Personal Information against any unauthorized use, access or disclosure and otherwise comply with, Privacy Requirements; (iv) RMT Partner and its Subsidiaries, in connection with the RMT Partner Business, in past two (2) years, have been in compliance in all material respects with all Privacy Requirements; and (v) in past two (2) years, to the Knowledge of RMT Partner, there has been no unauthorized use, access or disclosure or other processing of any RMT Partner Business Systems, data, or other information (including Trade Secrets and Personal Information) used in the RMT Partner Business and owned by the Company.

(j) Except as would not reasonably be expected to have, individually or in the aggregate, an RMT Partner Material Adverse Effect: (i) as of the Distribution Date, RMT Partner owns or has a valid right to access and use the RMT Partner Business Systems; and (ii) the RMT Partner Business Systems do not, to the Knowledge of the Company, contain any viruses, worms, trojan horses, bugs, faults or other devices, errors, contaminants or effects that disrupt or adversely affect the functionality of any such RMT Partner Business Systems, except as disclosed in their documentation.

(k) Except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect: (i) RMT Partner and its Subsidiaries have taken commercially reasonable precautions to protect the confidentiality, integrity and security of the RMT Partner Business Systems, and all information processes thereby or stored therein from any unauthorized processing; and (ii) in past two (2) years there have been no failures or other adverse events affecting any of the RMT Partner Business Systems that have caused any material disruption in the use thereof or to the operation of the RMT Partner Business.

(l) Except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect, neither the execution of this Agreement or the Transaction Documents nor the consummation of the Transaction Process will result in the loss or impairment of the Company’s or any member of the RMT Partner’s right to own or use any of the RMT Partner Intellectual Property, other than any obligations which such party was bound by or subject to any rights granted prior to the Closing.

Section 6.19 Environmental Matters.

(a) RMT Partner and its Subsidiaries and the facilities, assets, and operations on any real property owned, leased or operated by RMT Partner and its Subsidiaries are, and during the past two (2) years have been, in compliance with applicable Environmental Laws and any material Permit required to operate RMT Partner’s business or occupy and use any real property or facility (including the RMT Partner Leased Real Property) under any applicable Environmental Law (any “RMT Partner Environmental Permit”), except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

(b) As of the date of this Agreement, (i) there is no Action pending or, to the Knowledge of RMT Partner, threatened that asserts any actual or potential Environmental Liability relating to RMT Partner or its Subsidiaries, (ii) no outstanding Order has been issued or is otherwise in effect in relation to any Environmental Law or any RMT Partner Environmental Permit, in each case relating to RMT Partner or its Subsidiaries or any real property or facility currently owned, leased or operated by RMT Partner or its Subsidiaries (including the RMT Partner Leased Real Property), and (iii) neither RMT Partner nor its Subsidiaries has received, in the past two (2) years, any written notice, report or other information alleging any Environmental Liability, except in each case of clauses (i) through (iii), as that would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

(c) To the Knowledge of RMT Partner, neither RMT Partner nor any of its Subsidiaries (or any other Person to the extent resulting in Environmental Liability for RMT Partner or its Subsidiaries) has Released, disposed of, arranged for the disposal of, or exposed any Person to, any Hazardous Materials, in each case except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

Section 6.20 Insurance. All insurance policies (excluding those funding any RMT Partner Benefit Plans set forth on Section 6.17 of the RMT Partner Disclosure Schedule) to which RMT Partner or any of its Subsidiaries is currently a party, or which are held for the benefit of RMT Partner or any of its Subsidiaries, are in full force and effect, and, to the Knowledge of RMT Partner, have been issued by licensed insurers, all premiums due and payable with respect thereto have been paid, and no notice of cancellation or termination has been received with respect to any such policies, except for such cancellations or terminations which would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

Section 6.21 Affiliate Matters. Except for Contracts solely between or among RMT Partner and its Subsidiaries or Contracts for employment, compensation or benefit agreements or arrangements with directors, officers and employees made in the ordinary course of business or as set forth on Section 6.21 of the RMT Partner Disclosure Schedule, neither RMT Partner nor any of its Subsidiaries is party to any RMT Partner Affiliate Contract.

Section 6.22 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from RMT Partner or its Subsidiaries in connection with this Agreement or the Transaction Documents or the transactions contemplated hereby or thereby based upon arrangements made by or on behalf of RMT Partner or any of its Subsidiaries.

Section 6.23 Proxy Statement; Registration Statements. None of the information regarding RMT Partner or any of the RMT Partner Subsidiaries or the transactions contemplated by this Agreement or any Transaction Document to be provided by RMT Partner or any RMT Partner Subsidiaries specifically for inclusion in, or incorporation by reference into, the Proxy Statement, the RMT Partner Registration Statement, the SpinCo Registration Statement or the Distribution Documents will, in the case of the Proxy Statement or the Distribution Documents or any amendment or supplement thereto, at the time of the first mailing of the Proxy Statement and the Distribution Documents and of any amendment or supplement thereto, or, in the case of the RMT Partner Registration Statement and the SpinCo Registration Statement, at the time such registration statement becomes effective, on the date of the RMT Partner Stockholders Meeting, at the Distribution Date or at the Effective Time, contain an untrue or false statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not false or misleading. The Proxy Statement and the RMT Partner Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act, as the case may be, except that no representation is made by RMT Partner with respect to information provided by the Company or SpinCo specifically for inclusion in, or incorporation by reference into, the Proxy Statement or the RMT Partner Registration Statement.

Section 6.24 Opinion of RMT Partner Financial Advisor. The RMT Partner Board has received, the opinion of Barclays Capital Inc. to the effect that, as of the date of such opinion, and based upon and subject to the qualifications, assumptions, limitations and other matters set forth in the written opinion, the Exchange Ratio pursuant to this Agreement (subject to any adjustment pursuant to Section 3.1(c)(ii) that is not in excess of the Aggregate Cap) is fair, from a financial point of view, to RMT Partner.

Section 6.25 Certain Board Findings. The RMT Partner Board, at a meeting duly called and held, unanimously adopted resolutions (a) determining that the terms of the Agreement and the transactions contemplated hereby, including the RMT Partner Share Issuance, are advisable and in the best interests of RMT Partner and its stockholders, (b) approving the execution, delivery and performance of this Agreement and the consummation of the Transactions, including the Merger and the RMT Partner Share Issuance, (c) resolving to make the RMT Partner Board Recommendation, subject to Section 7.4(d), and (d) directing that the RMT Partner Share Issuance be submitted to a vote at a meeting of RMT Partner’s stockholders.

Section 6.26 Stockholder Approval Required. No vote of the holders of any class of equity securities of RMT Partner or any of its Subsidiaries is required for the execution and delivery of this Agreement or any other Transaction Documents to which any of RMT Partner or its Subsidiaries is to be a party, the performance by RMT Partner or any of its Subsidiaries of its obligations hereunder and thereunder, or to consummate the Merger and the other transactions contemplated hereunder and thereunder, except that the RMT Partner Share Issuance requires the RMT Partner Stockholder Approval.

Section 6.27 SpinCo Common Stock. Neither RMT Partner nor any of the RMT Partner Subsidiaries owns or will own (directly or indirectly, beneficially or of record) on the Closing Date, nor is RMT Partner or any of the RMT Partner Subsidiaries a party to any Contract for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of SpinCo (other than as contemplated by this Agreement) or the Company.

Section 6.28 RMT Partner Financing. On or prior to the date of this Agreement, RMT Partner has delivered to SpinCo and the Company a true, complete and fully executed copy of the RMT Partner Commitment Letter; provided that any fee letters related thereto may be redacted in a customary manner to remove fee amounts, pricing caps, rates, ratios, basket amounts, time periods and other customary economic terms of the “market flex”. As of the date of this Agreement, (a) the RMT Partner Commitment Letter has not been amended, waived or modified in any respect and no such amendment, waiver or modification is contemplated, (b) to the Knowledge of RMT Partner, the respective commitments contained in the RMT Partner Commitment Letter have not been withdrawn, terminated, modified or rescinded in any respect and (c) the RMT Partner Commitment Letter is in full force and effect and is a legal, valid and binding obligation of RMT Partner, and, to the Knowledge of RMT Partner, each of the other parties thereto, enforceable against RMT Partner, and to the Knowledge of RMT Partner, each of the other parties thereto in accordance with its terms (except insofar as such enforceability is subject to the Remedies Exception). As of the date of this Agreement, except for the RMT Partner Commitment Letter, there are no side letters or other Contracts to which RMT Partner or any of its Affiliates is a party containing conditions precedent to or otherwise relating to the funding of the full amount of the RMT Partner Financing, other than as expressly set forth in the RMT Partner Commitment Letter delivered to SpinCo and the Company on or prior to the date of this Agreement. As of the date of this Agreement, no event has occurred, which, with or without notice, lapse of time or both, (i) would constitute a default or breach on the part of RMT Partner, its Affiliates or, to the Knowledge of RMT Partner, any other party to the RMT Partner Commitment Letter, under the RMT Partner Commitment Letter, or (ii) to the Knowledge of RMT Partner, would result in any portion of the RMT Partner Financing being unavailable or delayed.

Section 6.29 No Rights Plan; No Antitakeover Law. As of the date hereof, there is no rights plan, “poison pill,” antitakeover plan or other similar device in effect, to which RMT Partner or any of its Subsidiaries is a party or otherwise bound. As of the Effective Time, there will be no rights plan, “poison pill,” antitakeover plan or other similar device in effect, to which RMT Partner or any of its Subsidiaries will be a party or otherwise be bound, other than any such plan or device that (x) contains an express exception for this Agreement, the Merger and the other transactions contemplated hereby and any acquisition of RMT Partner Common Stock pursuant to the Merger and (y) does not otherwise interfere with or adversely affect any of the transactions contemplated hereby. No “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar antitakeover Law applicable to RMT Partner or Merger Sub applies to this Agreement, the Merger or the other transactions contemplated hereby or thereby.

Section 6.30 No Other Representations and Warranties. Except as expressly set forth in Article IV or Article V or in any Transaction Document (and except for any Company Distribution Tax Representations), (a) RMT Partner and Merger Sub each acknowledges and agrees that neither the Company, SpinCo nor any of their Affiliates (including the members of the SpinCo Group), nor any of their respective Representatives has made, or is making, any express or implied representation or warranty whatsoever with respect to the Company, SpinCo nor any of their Affiliates (including the members of the SpinCo Group), or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and (b) each of RMT Partner and Merger Sub each further acknowledges and agrees that neither the Company, SpinCo nor any of their Affiliates shall be liable in respect of the accuracy or completeness of any information provided to RMT Partner, Merger Sub or any of their respective Affiliates or Representatives. Without limiting the generality of the foregoing, except as expressly set forth in Article IV or Article V or in any Transaction Document (and except for any Company Distribution Tax Representations), RMT Partner and Merger Sub each acknowledges and agrees that no representations or warranties are made with respect to any projections, forecasts, estimates or budgets with respect to the Company, SpinCo, Merger Sub, any of the members of the SpinCo Group or the SpinCo Business that may have been made available, in the SpinCo Datasite or otherwise, to RMT Partner or Merger Sub or any of their respective Representatives, and expressly disclaims reliance on any other representations, warranties, statements, information or inducements, oral or written, express or implied, or as to the accuracy or completeness of any statements or other information, made to, or made available to, itself or any of its Representatives, in each case with respect to, or in connection with, the negotiation, execution or delivery of this Agreement, any instrument or other document delivered pursuant to this Agreement or the transactions contemplated by this

Agreement, and notwithstanding the distribution, disclosure or other delivery to RMT Partner or Merger Sub or any of their respective Representatives of any document or other information with respect to any one (1) or more of the foregoing, and waive any claims or causes of actions relating thereto, other than those for Fraud. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in this Agreement (including the SpinCo Disclosure Schedule), any information, documents or other materials (including any such materials contained in the SpinCo Datasite or otherwise reviewed by RMT Partner, Merger Sub or any of their respective Affiliates or Representatives) or management presentations that have been or shall hereafter be provided to RMT Partner, Merger Sub or any of their respective Affiliates or Representatives are not and will not be deemed to be representations or warranties of the Company or SpinCo, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as expressly set forth in Article IV or Article V of this Agreement or in any Transaction Document (and except, in each case, for any Company Distribution Tax Representations). In entering into this Agreement, RMT Partner and Merger Sub acknowledge and agree they have relied solely upon their own investigation and analysis, and RMT Partner and Merger Sub each acknowledges and agrees, to the fullest extent permitted by Law, that the Company, the members of the SpinCo Group and their Affiliates and their respective Representatives shall not have any Liability or responsibility whatsoever to RMT Partner or its Subsidiaries or any of their respective Representatives on any basis (including in contract or tort, under federal or state securities laws or otherwise) based upon any information provided or made available, or statements made (or any omissions therefrom), to RMT Partner or its Subsidiaries or any of their respective Representatives, including in respect of the specific representations and warranties as set forth in Article IV or Article V of this Agreement or any Transaction Document, except as and only to the extent expressly set forth herein or therein with respect to such representations and warranties and subject to the limitations and restrictions contained herein or therein.

ARTICLE VII

COVENANTS

Section 7.1 Conduct of Business.

(a) The Company covenants and agrees that, from the date of this Agreement through the earlier of the Closing or the termination of this Agreement (the “Interim Period”) (solely with respect to the SpinCo Group or the SpinCo Business and excluding the Company Assets and the Company Liabilities), except (i) as otherwise required or expressly contemplated by this Agreement (including in furtherance of the Distribution, the Reorganization, the Preferred Stock Recapitalization and the Preferred Stock Exchange), (ii) as required by Law, (iii) as disclosed in Section 7.1(a) of the SpinCo Disclosure Schedule or (iv) as otherwise consented to by RMT Partner (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall (and shall cause each of its Subsidiaries to) use commercially reasonable efforts to, conduct the SpinCo Business in all material respects in the ordinary course of business and to preserve intact its businesses and its business relationships with key employees, significant customers and others having significant business relationships with the SpinCo Business; provided, however, that (x) no action by the Company or its Subsidiaries with respect to matters specifically addressed by any other provision of this Section 7.1 shall be deemed a breach of this Section 7.1(a) and (y) any failure to take any action for which RMT Partner’s consent was required by Section 7.1(b) and not provided by RMT Partner shall not be deemed a breach of this Section 7.1(a).

(b) The Company covenants and agrees that, during the Interim Period (solely with respect to the SpinCo Group or the SpinCo Business and excluding the Company Assets and the Company Liabilities), except (i) as otherwise required or expressly contemplated by this Agreement (including in order to give effect to the Distribution, the Reorganization, the Preferred Stock Recapitalization, the Preferred Stock Exchange and the disposition of any Hook Stock in accordance with Section 3.4 of the Separation Agreement), (ii) as required by Law, (iii) as disclosed in Section 7.1(b) of the SpinCo Disclosure Schedule or (iv) as otherwise consented to by RMT Partner (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause its Subsidiaries not to:

(i) amend, modify, restate, waive, rescind or otherwise change the Organizational Documents of the Company or any of its Subsidiaries (other than any such changes thereto that would not prevent or materially impair or materially delay the Company’s or any of its Subsidiary’s ability to comply with its obligations hereunder and under the Separation Agreement, or to consummate the transactions contemplated hereby or thereby);

(ii) (A) except for transactions among the Company and its wholly owned Subsidiaries, make any material acquisition of any assets or businesses in excess of $10,000,000, individually, other than acquisitions of assets (but not businesses) in the ordinary course of business or (B) except for transactions between or among wholly-owned members of the SpinCo Group, sell, pledge, dispose of or encumber any material assets or businesses other than in the ordinary course of business (solely with respect to assets);

(iii) (A) issue, sell, pledge or transfer any equity interests of any of the members of the SpinCo Group, or securities convertible into, or exchangeable or exercisable for, or options with respect to, or warrants to purchase, or rights to subscribe for, equity interests of any of the members of the SpinCo Group, in each case other than (1) to the Company or any of its wholly owned Subsidiaries or (2) the granting of Permitted Liens described in clause (j) of the definition thereof or (B) from the Determination Time through the earlier of the Closing or the termination of this Agreement, issue, sell or pledge any equity interests of the Company, or securities convertible into, or exchangeable or exercisable for, or options with respect to, or warrants to purchase, or rights to subscribe for, equity interests of the Company;

(iv) (A) sell, lease, license (as licensor), assign, dispose of, or transfer any material SpinCo Intellectual Property (other than non-exclusive licenses of such Intellectual Property granted in the ordinary course of business and other than transfers to the Company or any of its wholly owned Subsidiaries), (B) abandon, permit to lapse or expire any material Registered SpinCo Intellectual Property (other than at the end of its statutory term or otherwise in reasonable business judgment), (C) disclose any material confidential information or material Trade Secrets included in the SpinCo Intellectual Property to any Person that is not subject to reasonable obligations with respect to confidentiality and non-disclosure, or (D) escrow or make available any material source code for any SpinCo Software included in the SpinCo Intellectual Property;

(v) enter into any Contract for the purchase of real property or any lease (as lessee) of real property related to any leased property providing for annual payments in excess of $2,500,000 other than any renewal or extension of a real property lease in the ordinary course of business and on substantially similar terms to the existing lease or terms no less favorable in the aggregate to the SpinCo Business than those in the existing lease;

(vi) (A) amend any material term of, or waive any material right under, or voluntarily terminate (other than upon expiration in accordance with its terms), any SpinCo Material Contract, or (B) enter into any Contract that, if in effect on the date hereof, would be a SpinCo Material Contract, other than, in each case of clauses (A) and (B), (1) in the ordinary course of business or (2) any modifications which are more favorable to the SpinCo Business;

(vii) cause any member of the SpinCo Group to repurchase, repay, prepay, refinance or incur any indebtedness for borrowed money, issue debt securities or any right to acquire any debt securities, engage in any securitization transactions or similar arrangements or assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any Person for borrowed money except (A) in the ordinary course of business, including pursuant to working capital facilities and commercial paper issuances, in an aggregate principal amount not to exceed $25,000,000, (B) the SpinCo Financing and Permanent SpinCo Financing, (C) intercompany indebtedness among SpinCo and its wholly owned Subsidiaries or among any such wholly owned Subsidiaries, (D) intercompany indebtedness among SpinCo and its Subsidiaries, on the one hand, and the Company and its Subsidiaries (other than SpinCo and its Subsidiaries), and the other hand, in connection with the Reorganization, which shall be settled at or prior to the Closing, and (E) guarantees of the Company Credit Agreement put in place substantially concurrently with the incurrence of the SpinCo Financing or the

Permanent SpinCo Financing, solely to the extent necessary to enable compliance by the Company with the covenants contained in the Company Credit Agreement (the “SpinCo Guarantees”); provided that such SpinCo Guarantees shall be automatically released concurrently with the Distribution;

(viii) except (A) as required by any Benefit Plan or Collective Bargaining Agreement or (B) with respect to Company Benefit Plans (other than SpinCo Benefit Plans), in connection with any action that applies in a substantially uniform manner to SpinCo Group Employees and other similarly situated employees of the Company and its Affiliates, (1) grant any new, or increases in, the compensation or benefits of any SpinCo Group Employee or other individual service provider of the SpinCo Group, other than any actions taken in the ordinary course of business with respect to SpinCo Group Employees or other individual service provider of the SpinCo Group (x) below the level of vice president and (y) with annualized base compensation below $275,000; (2) enter into or adopt any new SpinCo Benefit Plan, or materially amend or terminate any existing SpinCo Benefit Plan; (3) enter into any employment, consulting, severance or termination agreement with any SpinCo Group Employee or other individual service provider of the SpinCo Group, other than any actions taken in the ordinary course of business with respect to SpinCo Group Employees or other individual service provider of the SpinCo Group (x) below the level of vice president and (y) with annualized base compensation below $275,000; (4) accelerate the vesting of, or the lapsing of restrictions with respect to, any equity-based or other incentive-based compensation; (5) terminate the employment or services of any SpinCo Group Employee or other individual service provider of the SpinCo Group (x) at or above the level of vice president or (y) with annualized base compensation at or above $275,000, other than for cause; provided that any reduction in force impacting more than fifty (50) SpinCo Group Employees or other individual service provider of the SpinCo Group shall require consent from RMT Partner; provided, further, that the Company shall provide notice to RMT Partner of any reduction in force impacting more than twenty-five (25) SpinCo Group Employees or other individual services providers of the SpinCo Group; (6) hire, engage or promote any SpinCo Group Employee or other individual service provider of the SpinCo Group (x) at or above the level of vice president or (y) with annualized base compensation at or above $275,000; or (7) establish, adopt, enter into, negotiate, terminate or materially amend any Collective Bargaining Agreement, or recognize or certify any labor union, works council, or other labor organization or employee representative as the bargaining representative for any SpinCo Group Employees;

(ix) implement any reduction-in-force, office or plant closing, or similar action that, in each case, would trigger notice obligations under WARN;

(x) transfer or reassign the duties or employment of (A) any SpinCo Group Employee such that he or she no longer meets the definition of a SpinCo Group Employee or (B) any other employee of the Company or any of its Affiliates such that he or she does meet the definition of a SpinCo Group Employee;

(xi) (A) transfer the employment of any individual who is not a SpinCo Group Employee into the SpinCo Group, or (B) transfer the employment of any SpinCo Group Employee out of the SpinCo Group;

(xii) transfer the sponsorship of, or any Liabilities relating to, any Company Benefit Plan (other than a SpinCo Benefit Plan set forth and so designated on Section 5.15(a) of the SpinCo Disclosure Schedule as of the date hereof or immaterial SpinCo Benefit Plans as listed within 60 days following the date hereof as contemplated by Section 5.15(a)) to SpinCo or any Subsidiary thereof;

(xiii) commence an obligation of SpinCo or any Subsidiary thereof to contribute to any Multiemployer Plan;

(xiv) other than with respect to any Company Combined Tax Return or any member of the Company Tax Group (or any Tax Return of any member of the Company Tax Group) or any Tax Return to the extent required to conform to a Company Combined Tax Return or a Tax Return of any member of the Company Tax Group, (A) make any change (or file any such change) in any method of Tax accounting, (B) make (other than in a manner consistent with past practice and other than an initial entity classification election), change or revoke any material Tax election, (C) settle any audit, proceeding, claim or assessment with respect to material Taxes of a member of the SpinCo Group, (D) enter into a “closing agreement”

within the meaning of Section 7121 of the Code or other written agreement with a Governmental Authority with respect to material Taxes of a member of the SpinCo Group, (E) agree to waive, surrender or abandon any right to claim a material Tax refund, offset or other reduction in liability of a member of the SpinCo Group, (F) file any material Tax Return other than on a basis consistent in all material respects with past practice (except as otherwise required by a change in Law) with respect to a member of the SpinCo Group, (G) file any material amended Tax Return or claim for refund for material Taxes or (H) grant, request or consent to any extension (other than in connection with any automatically granted Tax Return extension obtained in the ordinary course of business) or waiver of the statute of limitations period applicable to any material Tax claim or assessment, in each case of clauses (A) through (H), only to the extent such action (x) would be binding on the SpinCo Group or RMT Partner and its Subsidiaries or (y) would reasonably be expected to have an adverse impact on the Taxes of the SpinCo Group or RMT Partner and its Subsidiaries (it being understood and agreed that, notwithstanding any other provisions of this Agreement to the contrary, none of the covenants set forth in clauses (i) through (xiii) nor (xv) through (xxi) shall be considered to relate to Tax compliance (other than clause (xxi) insofar as it relates to this clause (xiv)));

(xv) make any material change in any method of financial accounting or financial accounting practice or policy applicable to the SpinCo Business, other than such changes as are required by GAAP or applicable Law or that otherwise apply generally to the Company and its Subsidiaries;

(xvi) settle or compromise any Action, or enter into any consent decree or settlement agreement with any Governmental Authority, against any member of the SpinCo Group or primarily relating to the SpinCo Business or the liability of which would be a SpinCo Liability, other than settlements or compromises of any Action in the ordinary course of business or where the amount paid in settlement or compromise does not exceed $5,000,000 individually or $20,000,000 in the aggregate (excluding any amounts covered by insurance) (it being agreed and understood that this clause (xvi) shall not apply with respect to (A) Tax matters, or (B) derivative, direct or other Actions brought by or on behalf of the Company’s stockholders (provided that the costs associated with such derivative, direct or other Actions shall be borne solely by the Company));

(xvii) merge, combine or consolidate (pursuant to a plan of merger or otherwise) any of the members of the SpinCo Group with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of any of the members of the SpinCo Group (other than in connection with the Reorganization or the Separation);

(xviii) incur or grant a material Lien (other than a Permitted Lien) on any assets, properties or rights of any member of the SpinCo Group that constitute SpinCo Assets, in each case, except (A) Liens securing obligations under the SpinCo Financing or Permanent SpinCo Financing, (B) Liens securing guarantees of obligations under credit agreements to which any member of the SpinCo Group is party as of the date hereof; provided that any such Liens and guarantee will be released prior to or in connection with the Closing, (C) Liens incurred in connection with the ordinary course factoring of receivables pursuant to agreements delivered to RMT Partner, (D) Liens that will be released prior to or in connection with the Closing or (E) Liens securing any intercompany indebtedness among the SpinCo Group or otherwise permitted by Section 7.1(b)(vii)(D);

(xix) except in an amount not to exceed $30,000,000 in the aggregate in excess of the Company’s annual capital expenditure budget set forth on Section 7.1(b)(xix) of the SpinCo Disclosure Schedule, or pursuant to a SpinCo Material Contract made available to RMT Partner as of the date hereof, make any capital expenditure or expenditures or enter into agreements or arrangements providing for capital expenditure or expenditures or otherwise commit to do so;

(xx) (A) grant any material refunds, discounts, credits, rebates or allowances to customers, or (B) take actions to delay accounts payable or accelerate accounts receivable in any material respect, in each case, other than in the ordinary course of business consistent with past practice; or

(xxi) authorize or commit or agree to take any of the foregoing actions.

(c) RMT Partner covenants and agrees that, during the Interim Period, except (i) as otherwise required or expressly contemplated by this Agreement, (ii) as required by Law, (iii) as disclosed in Section 7.1(c) of the RMT Partner Disclosure Schedule or (iv) as otherwise consented to by the Company (which consent shall not be unreasonably withheld, conditioned or delayed), RMT Partner shall (and shall cause its Subsidiaries to) use commercially reasonable efforts, to conduct its business in all material respects in the ordinary course of business and to preserve intact their respective businesses and preserve the business relationships with key employees, significant customers and others having significant business relationships with them; provided, however, that (x) no action by RMT Partner or its Subsidiaries with respect to matters specifically addressed by any other provision of this Section 7.1 shall be deemed a breach of this Section 7.1(c) and (y) any failure to take any action for which the Company’s consent was required by Section 7.1(d) and not provided by the Company shall not be deemed a breach of this Section 7.1(c).

(d) RMT Partner covenants and agrees that, during the Interim Period, except (i) as otherwise required or expressly contemplated by this Agreement, (ii) as required by Law, (iii) as disclosed in Section 7.1(d) of the RMT Partner Disclosure Schedule or (iv) as otherwise consented to by the Company (which consent shall not be unreasonably withheld, conditioned or delayed), RMT Partner shall not, and shall cause its Subsidiaries (including Merger Sub) not to:

(i) amend, modify, restate, waive, rescind or otherwise change the Organizational Documents of RMT Partner or any of its Subsidiaries (other than any such changes thereto that would not prevent or materially impair or materially delay RMT Partner’s ability to comply with its obligations hereunder and under the Separation Agreement, or to consummate the transactions contemplated hereby or thereby);

(ii) except for transactions among RMT Partner and any of its Affiliates in the ordinary course of business and transactions among RMT Partner and its wholly owned Subsidiaries, (A) make any material acquisition of any assets or businesses in excess of $10,000,000, individually, other than acquisitions of assets (but not businesses) in the ordinary course of business or (B) sell, pledge, dispose of or encumber any material assets or businesses other than in the ordinary course of business (solely with respect to assets);

(iii) issue, sell or pledge any equity interests of RMT Partner, or securities convertible into, or exchangeable or exercisable for, or options with respect to, or warrants to purchase, or rights to subscribe for, equity interests of RMT Partner, in each case other than (A) to RMT Partner or any of its Subsidiaries, or (B) the granting of Permitted Liens;

(iv) (A) sell, lease, license (as licensor), assign, dispose of, or transfer, any material RMT Partner Intellectual Property (other than non-exclusive licenses of such Intellectual Property granted in the ordinary course of business), (B) abandon, permit to lapse or expire any material Registered RMT Partner Intellectual Property (other than at the end of its statutory term or otherwise in reasonable business judgment), (C) disclose any material confidential information or material Trade Secrets included in the RMT Partner Intellectual Property to any Person that is not subject to reasonable obligations with respect to confidentiality and non-disclosure, or (D) escrow or make available any material source code for any RMT Partner Software included in the RMT Partner Intellectual Property;

(v) enter into any Contract for the purchase of real property or any lease (as lessee) of real property related to any leased property providing for annual payments in excess of $2,500,000 other than any renewal or extension of a real property lease in the ordinary course of business and on substantially similar terms to the existing lease or terms no less favorable in the aggregate to the RMT Partner Business than those in the existing lease;

(vi) except as required by any RMT Partner Benefit Plan or Collective Bargaining Agreement: (1) grant any new, or increases in, the compensation or benefits of any employee or individual service provider of RMT Partner or its Subsidiaries, other than any actions taken in the ordinary course of business with respect to employees or individual service providers of RMT Partner or its Subsidiaries (x) below the level of vice president and (y) with annualized base compensation below $275,000; (2) enter into or adopt any new RMT Partner Benefit Plan, or materially amend or terminate any existing RMT Partner Benefit

Plan, other than with respect to broad-based welfare benefit plans (other than severance) in the ordinary course of business and as would not reasonably be expected to increase the cost of benefits under such RMT Partner Benefit Plans; (3) enter into any employment, consulting, severance or termination agreement with any employee, individual service provider or former employee of RMT Partner or its Subsidiaries, other than any actions taken in the ordinary course of business with respect to employees or individual service providers of RMT Partner or its Subsidiaries (x) below the level of vice president and (y) with annualized base compensation below $275,000; (4) accelerate the vesting of, or the lapsing of restrictions with respect to, any equity-based or other incentive-based compensation; (5) terminate the employment or services of any employee or other individual service provider of RMT Partner or its Subsidiaries (x) at or above the level of vice president or (y) with annualized base compensation at or above $275,000, other than for cause; provided that any reduction in force impacting more than fifty (50) employees or other individual service providers of RMT Partner or its Subsidiaries shall require consent from the Company; provided, further, that RMT Partner shall provide notice to the Company of any reduction in force impacting more than twenty-five (25) employees or other individual service providers of RMT Partner or its Subsidiaries; (6) hire, engage or promote any employee or other individual service provider of RMT Partner or its Subsidiaries (x) at or above the level of vice president or (y) with annualized base compensation at or above $275,000; or (7) establish, adopt, enter into, negotiate, terminate or materially amend any Collective Bargaining Agreement, or recognize or certify any labor union, works council, or other labor organization or employee representative as the bargaining representative for any employees of RMT Partner or its Subsidiaries;

(vii) implement any reduction-in-force, office or plant closing, or similar action that, in each case, would trigger notice obligations under WARN;

(viii) (A) amend any material term of, or waive any material right under, or voluntarily terminate (other than upon expiration in accordance with its terms), any RMT Partner Material Contract, or (B) enter into any Contract that, if in effect on the date hereof, would be a RMT Partner Material Contract, other than, in each case of clauses (A) and (B), in the ordinary course of business or any modifications which are more favorable to the RMT Partner Business;

(ix) repurchase, repay, prepay, refinance or incur any indebtedness for borrowed money, issue any debt securities or any right to acquire debt securities, engage in any securitization transactions or similar arrangements or assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any Person for borrowed money except (A) in the ordinary course of business, including pursuant to working capital facilities and commercial paper issuances, in an aggregate principal amount not to exceed $25,000,000 at any time outstanding, (B) the RMT Partner Financing, (C) revolving borrowings pursuant to the RMT Partner Credit Agreement (as in effect on the date hereof), and (D) intercompany indebtedness among RMT Partner and its wholly owned Subsidiaries or among any such wholly owned Subsidiaries;

(x) (A) make any change (or file any such change) in any method of Tax accounting, (B) make (other than in a manner consistent with past practice and other than an initial entity classification election), change or revoke any material Tax election, (C) settle any audit, proceeding, claim or assessment with respect to material Taxes, (D) enter into a “closing agreement” within the meaning of Section 7121 of the Code or other written agreement with a Governmental Authority with respect to material Taxes, (E) agree to waive, surrender or abandon any right to claim a material Tax refund, offset or other reduction in liability, (F) file any material Tax Return other than on a basis consistent in all material respects with past practice (except as otherwise required by a change in Law), (G) file any material amended Tax Return or claim for refund for material Taxes or (H) grant, request or consent to any extension (other than in connection with any automatically granted Tax Return extension obtained in the ordinary course of business) or waiver of the statute of limitations period applicable to any material Tax claim or assessment, in each case of clauses (A) through (H), only to the extent such action (x) would be binding on the SpinCo Group or RMT Partner and its Subsidiaries or (y) would reasonably be expected to have an adverse impact on the Taxes of the SpinCo Group or RMT Partner and its Subsidiaries (it being understood and agreed that, notwithstanding any other provisions of this Agreement to the contrary, none of the covenants set forth in clauses (i) through (ix) nor (xi) through (xvi) shall be considered to relate to Tax compliance (other than clause (xvi) insofar as it relates to this clause (x)));

(xi) make any material change in any method of financial accounting or financial accounting practice or policy, other than such changes as are required by GAAP or applicable Law;

(xii) settle or compromise any Action, or enter into any consent decree or settlement agreement with any Governmental Authority, against RMT Partner or its Subsidiaries, other than settlements or compromises of any Action in the ordinary course of business or where the amount paid in settlement or compromise does not exceed $5,000,000 individually or $20,000,000 in the aggregate (excluding any amounts covered by insurance) (it being agreed and understood that this clause (xii) shall not apply with respect to (A) Tax matters, or (B) derivative, direct or other Actions brought by or on behalf of RMT Partner’s stockholders);

(xiii) merge, combine or consolidate (pursuant to a plan of merger or otherwise) with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of RMT Partner or any of its Subsidiaries;

(xiv) incur or grant a material Lien (other than a Permitted Lien) on any assets, properties or rights of RMT Partner or any of its Subsidiaries, in each case, except (A) Liens securing obligations under the SpinCo Financing, Permanent SpinCo Financing or RMT Partner Financing, (B) Liens securing guarantees of obligations under credit agreements to which RMT Partner or any of its Subsidiaries is party as of the date hereof; provided that any such guarantee will be released prior to or in connection with the Closing, (C) Liens incurred in connection with the ordinary course factoring of receivables pursuant to agreements delivered to the Company, (D) Liens that will be released prior to or in connection with the Closing or (E) Liens securing any intercompany indebtedness among RMT Partner and its Subsidiaries;

(xv) except in an amount not to exceed $30,000,000 in the aggregate in excess of RMT Partner’s annual capital expenditure budget set forth on Section 7.1(d)(xv) of the RMT Partner Disclosure Schedule, or pursuant to a SpinCo Material Contract made available to RMT Partner as of the date hereof, make any capital expenditure or expenditures or enter into agreements or arrangements providing for capital expenditure or expenditures or otherwise commit to do so; or

(xvi) authorize or commit or agree to take any of the foregoing actions.

(e) Nothing contained in this Agreement shall give RMT Partner or the Company, directly or indirectly, the right to control or direct the other Party’s or any of its Subsidiaries’ businesses or operations prior to the Closing. Notwithstanding anything in this Agreement to the contrary, including this Section 7.1, RMT Partner and Merger Sub, on the one hand, and the Company and SpinCo, on the other hand, shall retain control of and responsibility for the operation of their respective businesses consistent with any applicable Antitrust Law or Foreign Investment Law, and each Party to this Agreement shall comply with the terms of Section 7.1 of this Agreement consistent with and in compliance with any applicable Antitrust Law or Foreign Investment Law. In furtherance of the foregoing, nothing contained in the Agreement shall give RMT Partner or Merger Sub the ability to control or direct the business or operations of the Company or SpinCo nor give the Company or SpinCo the ability to control or direct the business or operations of RMT Partner or Merger Sub. In addition, the Parties acknowledge and agree that nothing in this Section 7.1 shall be deemed to limit the transfer of the Company Assets or the Company Liabilities prior to, at or after the Closing or prohibit the Company or its Affiliates from implementing the Reorganization and the Distribution.

Section 7.2 Tax Matters.

(a) This Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for the Merger and for purposes of Sections 354, 361 and 368 of the Code, and the Parties hereby adopt it as such. From and after the date of this Agreement and until the Effective Time, each Party shall use its reasonable best efforts to ensure that the Contribution, Distribution and

Merger will have the U.S. federal income Tax treatment described in the “Intended Tax Treatment” as defined in the Form of Tax Matters Agreement included as Exhibit B hereto (the “Intended Tax Treatment”) and shall not take any action, cause or permit any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could prevent the Intended Tax Treatment.

(b) Each of the Company, SpinCo and RMT Partner shall cooperate with one another and shall use its reasonable best efforts to cause the Company to obtain a written opinion of Tax Counsel, reasonably satisfactory in form and substance to the Company (the “Distribution Tax Opinion”), dated as of the Closing Date, regarding the U.S. federal income Tax treatments of the Contribution and Distribution set forth in clauses (a) through (f) of the definition of “Intended Tax Treatment” as defined in the Form of Tax Matters Agreement included as Exhibit B hereto. In delivering the Distribution Tax Opinion, Tax Counsel shall be entitled to receive and rely upon the RMT Partner Distribution Tax Representations and the Company Distribution Tax Representations.

(c) Each of the Company, SpinCo and RMT Partner shall cooperate with one another and shall use its reasonable best efforts to cause the Company to obtain a written opinion of Tax Counsel (the “Company Merger Tax Opinion”) and RMT Partner to obtain a written opinion of RMT Partner Tax Counsel (the “RMT Partner Merger Tax Opinion”) reasonably satisfactory in form and substance to the Company and RMT Partner, respectively, dated as of the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In delivering the Company Merger Tax Opinion and the RMT Partner Merger Tax Opinion, Tax Counsel and RMT Partner Tax Counsel shall both be entitled to receive and rely upon the SpinCo Merger Tax Representations and the RMT Partner Merger Tax Representations.

(d) The Company and SpinCo, on the one hand, and RMT Partner, on the other hand, shall cooperate with each other in obtaining, and shall use their respective reasonable best efforts to obtain, any Tax opinions required to be filed with the SEC in connection with the filing of the RMT Partner Registration Statement and shall each use its respective reasonable best efforts to cause such opinions to be timely filed.

(e) RMT Partner shall promptly notify and consult in good faith with the Company if, before the Effective Time, (i) it is notified by RMT Partner Tax Counsel that RMT Partner Tax Counsel expects to be unwilling or unable to deliver the RMT Partner Merger Tax Opinion at the Closing or (ii) it discovers any other fact that could be expected, in RMT Partner’s reasonable discretion, to prevent the delivery of the RMT Partner Merger Tax Opinion or the delivery of the IRS Ruling.

(f) The Company shall promptly notify and consult in good faith with RMT Partner if, before the Effective Time, (i) it is notified by Tax Counsel that Tax Counsel (x) expects the IRS Ruling will not be delivered by the expected Closing Date (with such expectation to be determined based on the time of such notification by the Company in its reasonable discretion) or (y) expects to be unwilling or unable to deliver the Distribution Tax Opinion or the Company Merger Tax Opinion at the Closing, or (ii) it discovers any other fact that could be expected, in Company’s reasonable discretion, to prevent the delivery of the IRS Ruling, the Distribution Tax Opinion or Company Merger Tax Opinion.

(g) Tax Ruling Procedures.

(i) As soon as reasonably practicable after the date hereof, the Company shall submit (i) an IRS pre-submission conference memorandum requesting a conference regarding the IRS Rulings (“IRS Pre-Submission Conference Request”) and (ii) the IRS Ruling Request. The Company shall submit to the IRS supplemental materials relating thereto that the Company determines in good faith are necessary or appropriate to obtain the requested rulings under the IRS Ruling Request or any additional rulings from the IRS that the Company determines are necessary or appropriate, including as a result of the transactions contemplated by this Agreement (each, together with the IRS Ruling Request and IRS Pre-Submission Conference Request, an “IRS Submission”).

(ii) All IRS Submissions shall be prepared by the Company, subject to the terms of this Section 7.2(g). The Company shall have control over the process for submitting and prosecuting IRS Submissions, subject to the terms of this Section 7.2(g).

(iii) From and after the date of this Agreement and until the Effective Time, each Party agrees to use its reasonable best efforts to facilitate receipt by the Company of (i) the IRS Ruling (and any additional rulings the Company determines are necessary or appropriate), including providing such appropriate information as the IRS shall require in connection with the IRS Ruling Request or any IRS Submission and (ii) any other Tax opinions from the Company’s counsel or tax advisors that the Company determines are necessary or appropriate addressing the U.S. Tax or non-U.S. Tax consequences of the Reorganization, Contribution, Distribution or Merger.

(iv) The Company shall provide RMT Partner with draft copies of the IRS Pre-Submission Conference Request, the IRS Ruling Request and, subject to Section 7.2(g)(v), each other material IRS Submission reasonably in advance of the filing thereof with the IRS in order to provide RMT Partner the opportunity to review and comment on each such submission, and shall consider in good faith any comments provided by RMT Partner on such draft copies prior to filing or submission; provided that, with respect to each other material IRS Submission not addressed in Section 7.2(g)(v), the Company shall provide such materials to RMT Partner no later than six (6) days before the Company intends to or is required to file or submit such document to the IRS and shall consider in good faith any comments provided by RMT Partner within four (4) days of receipt of such draft copies; provided, further, that the Company may redact from any such draft copies of such IRS Submissions any information (“Redactable Information”) that the Company, in its good faith judgment, considers to be confidential and not germane to RMT Partner’s or SpinCo’s obligations under this Agreement or any Transaction Documents.

(v) To the extent “fast-track” processing is obtained for the IRS Ruling Request as provided for under Revenue Procedure 2023-26, 2023-23 I.R.B. 486 (or any successor or substantially similar IRS guidance or procedures), the Company shall provide RMT Partner with draft copies of any material IRS Submission (other than the IRS Pre-Submission Conference Request and the IRS Ruling Request) no later than two (2) Business Days before the Company intends to or is required to file or submit such document to the IRS in order to provide RMT Partner the opportunity to review and comment on each such submission, and shall consider in good faith any comments provided by RMT Partner within one (1) Business Day of receipt of such draft copies; provided that the Company may redact any Redactable Information from any such draft copies of such IRS Submissions.

(vi) The Company shall provide RMT Partner with notice reasonably in advance of the pre-submission conference that follows the submission of the IRS Pre-Submission Conference Request and shall permit RMT Partner’s Tax Counsel to attend such meeting. RMT Partner shall, and shall use reasonable best efforts to cause RMT Partner’s Tax Counsel to, take actions necessary to facilitate such attendance, including the signing of a power of attorney or similar forms reasonably requested by the Company.

(vii) The Company shall provide RMT Partner with copies of each IRS Submission filed with the IRS, as filed with the IRS, promptly following the filing thereof; provided that the Company may redact any Redactable Information from such IRS Submissions.

(viii) The Company shall keep RMT Partner reasonably informed in a timely manner of all material actions taken or proposed to be taken by the Company with respect to the IRS Submissions, including the withdrawal of any IRS Submission (such actions being subject to the approval of RMT Partner, which approval shall not be unreasonably withheld, conditioned or delayed). The Company shall provide RMT Partner with notice reasonably in advance of any formally scheduled meetings (including telephonic meetings) with the IRS (subject to approval by the IRS) that relate to the IRS Ruling Request and any other IRS Submission and permit RMT Partner’s Tax Counsel to attend such meeting if RMT Partner’s Tax Counsel is available during the scheduled time (which scheduled time shall be at the mutual convenience of the Company’s Representatives and the IRS). For the avoidance of doubt, the foregoing shall not apply to any non-scheduled or informal telephonic discussions between the Company’s Representatives and the IRS; provided that the Company shall keep RMT Partner reasonably informed in a timely manner regarding the contents of any such discussions.

(ix) With respect to any rulings requested by the Company from a foreign Tax Authority that relates to a transaction set forth in, and requests an intended tax treatment set forth in, Exhibit A of the Form of Tax Matters Agreement, included as Exhibit B (the “Foreign Tax Rulings”), the Company shall provide RMT Partner with copies of each material submission to such foreign Tax Authority requesting a Foreign Tax Ruling, or relating to a request for a Foreign Tax Ruling (a “Foreign Tax Submission”) made after the date of this Agreement as filed with the applicable foreign Tax Authority promptly following the filing thereof; provided that the Company may redact any Redactable Information from such copies of Foreign Tax Submissions. The Company shall provide RMT Partner a reasonable opportunity to review and comment on each Foreign Tax Submission prior to the filing of such submission with the applicable foreign Tax Authority only to the extent such submission includes statements or representations that (x) would be binding on (or impose limitations on the actions of) the SpinCo Group or RMT Partner and its Subsidiaries after the Closing Date or (y) would reasonably be expected to have a material adverse impact on the Taxes of the SpinCo Group or RMT Partner and its Subsidiaries after the Closing Date, and the Company shall consider in good faith any reasonable comments provided by RMT Partner on each such request; provided that such rights to review and comment shall not prevent or impair or delay the Company’s or any of its Subsidiary’s ability to obtain such Foreign Tax Rulings; provided, further, that the Company may redact any Redactable Information from all such copies of Foreign Tax Submissions.

(x) Following the receipt of the IRS Ruling or any Foreign Tax Ruling, the Company shall promptly make available copies of the IRS Ruling or any Foreign Tax Ruling to SpinCo and RMT Partner, provided that the Company may redact from any such copies any Redactable Information.

(h) In the event of any Adverse Law Event prior to the Closing or if the Company reasonably determines that the transactions contemplated by this Agreement or any Transaction Documents would result in a material amount of Tax to the Company or any of its Affiliates, the Parties shall collaborate reasonably and in good faith in order to change the method or structure of effecting the transactions contemplated by the Transaction Documents (including the Reorganization) so as to either (i) make likely the receipt from the IRS of the IRS Ruling, (ii) make likely the receipt of the Distribution Tax Opinions or the Merger Tax Opinions or (iii) allow the Company to accomplish the same result as the structure contemplated as of the date hereof in a tax-free or, in the reasonable judgment of the Company, Tax efficient manner, as promptly as practicable and in any event prior to the Outside Date; provided, however, that no such change shall alter or change the Exchange Ratio, the SpinCo Cash Distribution, the nature or mix of the Merger Consideration, or (without the consent of either Party, in their reasonable discretion) materially alter the scope of the SpinCo Business, the SpinCo Assets, the members of the SpinCo Group or SpinCo Liabilities to be acquired by RMT Partner in connection with the Transactions. In the event that the Parties reasonably, and in good faith, agree to an alternative structure pursuant to this Section 7.2(h), they shall be obligated, as soon as practicable thereafter, to modify the covenants and agreements set forth in this Agreement and the Transaction Documents to the extent required in order to reflect such change in transaction structure, and the Parties shall use all commercially reasonable efforts to cause the transactions contemplated hereby, as so modified, to be consummated as soon as practicable thereafter.

Section 7.3 Preparation of the Registration Statements and Prospectus; RMT Partner Stockholders Meeting.

(a) As promptly as practicable after the execution of this Agreement, to the extent such filings are required by Law in connection with the transactions contemplated by this Agreement: (i) RMT Partner, the Company and SpinCo shall jointly prepare and RMT Partner shall file or confidentially submit with the SEC the RMT Partner Registration Statement; (ii) RMT Partner, the Company and SpinCo shall jointly prepare and SpinCo shall file or confidentially submit with the SEC the SpinCo Registration Statement; and (iii) RMT Partner, the Company and SpinCo shall jointly prepare and RMT Partner shall file or confidentially submit with the SEC the Proxy Statement (which Proxy Statement may form a part of the RMT Partner Registration Statement) (the RMT Partner Registration Statement, the SpinCo Registration Statement and the Proxy Statement, the “Securities Filings”).

(b) Each of RMT Partner, the Company and SpinCo shall use its reasonable best efforts to have the RMT Partner Registration Statement and the SpinCo Registration Statement declared effective as promptly as practicable after such filing (including by responding to comments of the SEC) and, prior to the effective date of the RMT Partner Registration Statement and the SpinCo Registration Statement, each of RMT Partner, the Company and SpinCo shall take all action reasonably required (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process in any such jurisdiction) to be taken under any applicable securities Laws in connection with, in the case of RMT Partner, the RMT Partner Share Issuance and, in the case of the Company and SpinCo, the Distribution. The Parties shall cooperate in preparing and filing with the SEC the Securities Filings and any necessary amendments or supplements thereto, including making available upon reasonable notice the senior management employees of the applicable Party to discuss the materials prepared and delivered pursuant to this Section 7.3. Following the effective date of the RMT Partner Registration Statement and the SpinCo Registration Statement, each of RMT Partner, the Company and SpinCo shall take all action reasonably required (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process in any such jurisdiction) to be taken under any applicable securities Laws in order to keep the RMT Partner Registration Statement and the SpinCo Registration Statement effective for as long as is necessary in order to consummate the Merger, the Transactions and the transactions contemplated by the other Transaction Documents. As promptly as practicable after the SpinCo Registration Statement shall have become effective, the Company shall cause the Distribution Documents to be mailed or made available to the Company’s stockholders pursuant to applicable Law. No filing of, or amendment or supplement to, the RMT Partner Registration Statement or the Proxy Statement will be made by RMT Partner without providing the Company and SpinCo with a reasonable opportunity to review and comment thereon (and such comments shall be reasonably considered by the RMT Partner in good faith). No filing of, or amendment or supplement to, the SpinCo Registration Statement will be made by the Company or SpinCo without providing RMT Partner with a reasonable opportunity to review and comment thereon (and such comments shall be reasonably considered by the Company and SpinCo in good faith). Each Party (as applicable) will cause the Distribution Documents to comply in all material respects with the applicable requirements of U.S. federal securities laws. RMT Partner and Merger Sub shall furnish all information concerning RMT Partner and its Subsidiaries, and the Company and SpinCo shall furnish all information concerning the Company, the SpinCo Business and the members of the SpinCo Group, in each case, as may be reasonably requested by the other Parties in connection with, or is required by applicable Law in order to complete, the preparation, filing and distribution of the Securities Filings and any necessary amendments or supplements thereto. For the avoidance of doubt, any ordinary course communications filed pursuant to Rule 425 under the Securities Act or any other disclosures or statements with respect to the Merger and the other transactions contemplated hereby and in the Transaction Documents contained in any filing under the Securities Act or the Exchange Act, including filings required under securities Laws, other than the Securities Filings, shall not be subject to this Section 7.3(b) and shall instead be subject to Section 7.11.

(c) If, at any time prior to the Effective Time, any information relating to RMT Partner, the Company or SpinCo, or any of their respective Affiliates, directors or officers, should be discovered by RMT Partner, the Company or SpinCo which should be set forth in an amendment or supplement to any of the Securities Filings, so that any such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Party and, to the extent required by applicable Law, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC, and, to the extent required by applicable Law, disseminated to the stockholders of RMT Partner or the Company, as applicable. Each Party shall notify the other Party promptly of (i) the time when the RMT Partner Registration Statement or the SpinCo Registration Statement has become effective or when any supplement or amendment to any Securities Filing has been filed and (ii) the issuance of any stop order or suspension of the qualification of the shares of RMT Partner Common Stock issuable pursuant to the Merger or shares of SpinCo Common Stock issuable in the Distribution for offering or sale in any jurisdiction. In addition, each Party agrees to promptly provide the other Party and their respective counsel with copies of any written comments or requests for amendments or supplements, and shall promptly inform the other Party of any oral comments or requests for amendments or supplements, that such Party or its counsel may receive from time to time from the SEC with respect to any of the Securities Filings promptly after receipt of such comments, and shall provide the other Party with copies of any written or oral responses or correspondence between it or its Affiliates and the SEC related thereto. Each Party and their respective counsel shall be given a reasonable opportunity to review any such written responses prior to such written responses being filed with the SEC and to participate in any discussions or oral material communications with the SEC, and each Party shall reasonably consider in good faith the additions, deletions, comments or changes suggested thereto by the other Party and their respective counsel.

(d) RMT Partner Stockholders Meeting.

(i) Subject in all respects to Section 7.3(d)(iii), RMT Partner shall call, give notice of, convene and hold a meeting of its stockholders (the “RMT Partner Stockholders Meeting”) as promptly as reasonably practicable following the date on which the RMT Partner Registration Statement is declared effective, for the purpose of obtaining the RMT Partner Stockholder Approval (and no other matters, except for a proposal to adjourn the meeting to solicit additional proxies to obtain the RMT Partner Stockholder Approval, if necessary, and any other proposal required by applicable Law, shall be considered or voted upon at the RMT Partner Stockholders Meeting without the Company’s prior written consent); provided, however, that, subject to the requirements of any applicable Law, RMT Partner may after consultation with the Company, and in the case of clause (C) on up to two (2) occasions upon the reasonable request of the Company (and for no more than ten (10) Business Days each) shall, postpone or adjourn the RMT Partner Stockholders Meeting: (A) if as of the time for which the RMT Partner Stockholders Meeting is originally scheduled there are insufficient shares of RMT Partner Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the RMT Partner Stockholders Meeting; (B) to allow reasonable additional time for the filing and mailing of any supplement or amendment to the Proxy Statement as may be required under applicable Law (or in connection with the resolution of any applicable litigation) and for such supplement or amendment to be disseminated and reviewed by RMT Partner’s stockholders sufficiently in advance of the RMT Partner Stockholders Meeting; (C) to allow reasonable additional time to solicit additional proxies, if and to the extent the requisite RMT Partner Stockholder Approval would not otherwise be obtained; (D) if otherwise required by applicable Law; or (E) with the prior written consent of the Company; provided, however, that, unless otherwise agreed to by the Company, the RMT Partner Stockholders Meeting shall not be postponed or adjourned under clauses (A) through (C) for more than fifteen (15) Business Days in the aggregate from the originally scheduled date of the RMT Partner Stockholders Meeting without the written consent of the Company. RMT Partner shall advise the Company upon request on a daily basis during each of the last ten (10) Business Days prior to the date of the RMT Partner Stockholders Meeting as to the aggregate tally of proxies received by RMT Partner with respect to the RMT Partner Stockholder Approval and at additional times upon the reasonable request of the Company. RMT Partner shall use its reasonable best efforts to ensure that all proxies solicited by RMT Partner, its Subsidiaries and their respective Representatives in connection with the RMT Partner Stockholders Meeting are solicited in compliance with applicable Law.

(ii) Subject to Section 7.9, RMT Partner shall, through the RMT Partner Board, make the RMT Partner Board Recommendation and include such RMT Partner Board Recommendation in the Proxy Statement and use its reasonable best efforts to (A) solicit from its stockholders proxies in favor of the approval of the proposals required under the RMT Partner Stockholder Approval, and (B) take all other action necessary or advisable to secure the RMT Partner Stockholder Approval. Except as expressly permitted in Section 7.9(c), neither the RMT Partner Board nor any committee thereof shall effect a RMT Partner Adverse Recommendation Change.

(iii) Notwithstanding anything to the contrary herein, including any RMT Partner Adverse Recommendation Change, unless this Agreement is terminated in accordance with its terms, the obligations of the Parties under this Section 7.3 shall continue in full force and effect. Without limiting the generality of the foregoing, unless this Agreement is terminated in accordance with its terms, the proposals required under the RMT Partner Stockholder Approval shall be submitted to the stockholders of RMT Partner for approval at the RMT Partner Stockholders Meeting whether or not (A) the RMT Partner Board shall have effected a RMT Partner Adverse Recommendation Change or (B) any Competing Proposal shall have been publicly proposed or announced or otherwise submitted to RMT Partner or any of its Representatives.

Section 7.4 Reasonable Best Efforts.

(a) Subject to the terms of Section 7.5, which shall govern with respect to the subject matter thereof, each of RMT Partner and the Company shall use its reasonable best efforts to promptly take, or cause to be taken, all actions, and to promptly do, or cause to be done, and to assist and cooperate with the other in doing, all things reasonably necessary, proper or advisable under applicable Laws to consummate and make effective the Merger and the other transactions contemplated by the Transaction Documents, as promptly as practicable and in any event prior to the Outside Date, including: (i) preparing and filing of all forms, registrations, and notifications required to be filed to consummate the Merger and the other transactions contemplated by this Agreement; (ii) subject to Section 7.4(c), obtaining of all necessary actions or nonactions, waivers, consents, clearances, approvals, and expirations or terminations of waiting periods, from Governmental Authorities; (iii) obtaining all necessary consents, approvals or waivers from third parties; and (iv) subject to Section 7.4(c), defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger; provided, however, that other than as set forth in the Separation Agreement, in no event shall the Company, SpinCo, RMT Partner or their respective Subsidiaries be required to pay any fee, penalty or other consideration to any third party for any consent or approval required for the consummation of the transactions contemplated by this Agreement under any contract or agreement. In furtherance of the foregoing, each of RMT Partner, SpinCo and the Company shall not, and shall cause their respective Affiliates not to, acquire or agree to acquire (by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner), any Person or portion thereof, or otherwise acquire or agree to acquire any assets, if the entering into a definitive agreement relating to, or the consummation of, such acquisition, merger or consolidation or other transaction (or series of transactions) after the date of this Agreement would reasonably be expected to materially delay the obtaining of, or result in not obtaining, any consent, clearance, expiration or termination of a waiting period, authorization, Order or approval of, or any exemption by, any Governmental Authority necessary to be obtained at or prior to the Closing.

(b) The Company and RMT Partner shall (i) promptly, but in no event later than twenty-five (25) Business Days after the date hereof, file (or cause to be filed) any and all required pre-merger notification and report forms under the HSR Act with respect to the Merger and the other transactions contemplated in this Agreement, the Separation Agreement and the other Transaction Documents, (ii) as soon as reasonably practicable, file (or cause to be filed) any and all filings or notifications under applicable Foreign Investment Laws, as set forth in Section 7.4(b)(ii) of the RMT Partner Disclosure Schedule, and (iii) as soon as reasonably practicable, make any and all other filings or notifications (or drafts thereof) under applicable Antitrust Laws or Foreign Subsidies Regulation, as set forth in Section 7.4(b)(iii) of the RMT Partner Disclosure Schedule. The Company and RMT Partner shall request early termination of any applicable waiting periods under the Antitrust Laws, Foreign Investment Laws and Foreign Subsidies Regulation (to the extent available) and shall respectively use their reasonable best efforts to cause the expiration or termination of such waiting periods, and shall provide an appropriate response to any request for additional information or documents that may be requested pursuant to any Law or by any Governmental Authority as promptly as practicable. Neither RMT Partner, SpinCo nor the Company shall commit to or agree with any Governmental Authority to (w) stay, toll or extend any applicable waiting period under the HSR Act, (x) pull and refile or resubmit the notification and report forms pursuant to the HSR Act, (y) not consummate the Merger or any other transactions contemplated herein or in the other Transaction Documents before an agreed-to date, or (z) any timing agreement, in each case relating to the Merger and the other transactions contemplated by the other Transaction Documents, without the prior written consent of the other Parties.

(c) In furtherance of the covenants of the parties contained in this Section 7.4 (i) if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging the Merger or any other transaction contemplated in this Agreement, the Separation Agreement and the other Transaction Documents as violative of any applicable Law, including any Antitrust

Law, Foreign Investment Law, or Foreign Subsidies Regulation, each of the Parties hereto shall, and shall cause their respective Affiliates to, use its reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction, or other order, whether temporary, preliminary or permanent, that results from such action or proceeding and that prohibits, prevents or restricts consummation of the Merger or any other transaction contemplated by this Agreement, the Separation Agreement and the other Transaction Documents on or before the Outside Date and (ii) RMT Partner shall, and shall cause its Affiliates to, use reasonable best efforts to take such further action as may be necessary to avoid or eliminate each and every impediment under any applicable law, including any Antitrust Law, Foreign Investment Law, or Foreign Subsidies Regulation so as to enable the Closing to occur as promptly as practicable (and in any event no later than the Outside Date), and including (A) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, licensing, divestiture or disposition of any share capital or other equity voting interests, assets (whether tangible or intangible), businesses, contracts, divisions, operations, properties, products or product lines of the SpinCo Business or the members of the SpinCo Group or any of their respective Affiliates (other than the Company and its Affiliates following the Closing), (B) terminating, transferring or creating relationships, contractual rights or other obligations of the SpinCo Business or the members of the SpinCo Group or any of their respective Affiliates (other than the Company and its Affiliates following the Closing) and (C) otherwise taking or committing to take actions that after the Closing would limit the freedom of action of the SpinCo Business or the members of the SpinCo Group (or of RMT Partner and its Affiliates other than the members of the SpinCo Group with respect to the SpinCo Business or the members of the SpinCo Group) with respect to, or their ability to retain, operate, vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to any share capital or other equity voting interests, assets (whether tangible or intangible), businesses, divisions, operations, properties, products or product lines of the SpinCo Business or the members of the SpinCo Group. No actions taken pursuant to this Section 7.4(c) shall be considered for purposes of determining whether a RMT Partner Material Adverse Effect has occurred or may occur. Any other provision in this Agreement to the contrary notwithstanding, RMT Partner, the Company, SpinCo and their Affiliates shall not be required to take or agree to take any action if such action or actions (x) is not conditioned on the Closing, (y) relates to any Company Assets, the Company Business or any properties, assets or businesses of RMT Partner or its Affiliates (other than those of SpinCo Group following the Closing) or (z) would, or would reasonably be expected to, result in a material adverse effect on the business, assets, properties, financial condition or results of operations of RMT Partner and its Subsidiaries (including SpinCo and the other members of the SpinCo Group), taken as a whole, after the consummation of the Transactions (clauses (y) and (z), a “Burdensome Condition”).

(d) Whether or not the Merger is consummated, RMT Partner shall be responsible for all filing fees payable to any Governmental Authority in order to obtain any consent, finding of suitability, clearance, expiration or termination of a waiting period, authorization, Order or approval pursuant to this Section 7.4, and each of RMT Partner and the Company shall otherwise bear its own costs and expenses in connection therewith. RMT Partner and the Company shall, and shall cause their respective Affiliates to, cooperate and consult with one another in connection with the making of all filings, notifications, communications, submissions, and any other actions pursuant to this Section 7.4, and, subject to applicable legal limitations and the instructions of any Governmental Authority, RMT Partner and the Company shall keep each other apprised on a current basis of the status of matters relating to the completion of the transactions contemplated thereby, including promptly furnishing the other with copies of notices or other substantive communications received by RMT Partner or the Company, as the case may be, or any of their respective Affiliates, from any third party and/or any Governmental Authority with respect to such transactions. Subject to applicable Law relating to the exchange of information, RMT Partner and the Company shall permit counsel for the other party reasonable opportunity to review in advance, and consider in good faith the views of the other party in connection with, any proposed notifications or filings and any written communications or submissions to any Governmental Authority; provided, however, that materials may be redacted (i) to remove references concerning the valuation of the SpinCo Business and the SpinCo Assets or information concerning the Transaction Process, or proposals from third parties with respect thereto, (ii) as necessary to comply with contractual agreements, and (iii) as necessary to address reasonable privilege or confidentiality concerns; provided, further, that RMT Partner or the Company, as the case may be, may reasonably designate any competitively sensitive material provided to another party under this Section 7.4(d) as “Outside Counsel Only”. To the extent practicable, RMT Partner and the Company agree not to participate in any meeting or discussion, either in person, by video conference, or by telephone, with any Governmental Authority in connection with the Merger or any other transaction contemplated hereby unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Authority, gives the other party a reasonable opportunity to attend and participate. Subject to the terms of this Section 7.4, including the last sentence of Section 7.4(b), RMT Partner shall, after good-faith consultation with the Company, lead all communications and develop and direct strategy, in each case, with respect to any actions to be taken by the Parties pursuant to this Section 7.4 to obtain the expiration or termination of the waiting period under the HSR Act and the Requisite Regulatory Approvals from any Governmental Authority under the applicable Antitrust Laws, Foreign Investment Laws, and Foreign Subsidies Regulation.

Section 7.5 SpinCo Financing.

(a) Until the earlier of the Closing and the valid termination of this Agreement in accordance with Article IX, SpinCo shall (and the Company shall cause SpinCo to) use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to (i) maintain in effect the commitment letter, dated as of the date of this Agreement (including: (A) all exhibits, schedules and annexes to such agreement in effect as of the date hereof; and (B) any associated fee letters (together, as amended, modified, supplemented, restated, replaced or waived from time to time in accordance with the terms of this Agreement and the terms thereof, the “SpinCo Commitment Letter”)), from the SpinCo Lenders party thereto, pursuant to which, among other things, the SpinCo Lenders have committed to provide SpinCo or its designee with debt financing in the amount set forth therein (the debt financing contemplated by the SpinCo Commitment Letter, being referred to as the “SpinCo Financing”), (ii) comply on a timely basis with the obligations and satisfy on a timely basis the conditions, in each case, that are set forth in the SpinCo Commitment Letter that are applicable to and within the control of SpinCo, (iii) enforce the rights of SpinCo under the SpinCo Commitment Letter and (iv) cause the applicable SpinCo Lenders to fund the full amount of the SpinCo Financing (other than any portion thereof that is replaced with previously or concurrently funded Permanent SpinCo Financing) no later than immediately prior to the Distribution.

(b) In the event any funds in the amounts set forth in the SpinCo Commitment Letter or the SpinCo Financing Agreements (as defined below), or any portion thereof, become unavailable on the terms and conditions contemplated in the SpinCo Commitment Letter or the SpinCo Financing Agreements, the Company (in consultation in good faith with RMT Partner) shall cause SpinCo to, and each of SpinCo and RMT Partner shall, and shall cause their respective Subsidiaries to, use reasonable best efforts to cooperate to obtain promptly replacement debt financing for SpinCo from the same or alternative sources, in an aggregate amount, when added to the portion of the SpinCo Financing and Permanent SpinCo Financing that is available, equal to $4,000,000,000 (the “Alternative SpinCo Financing”, it being understood and agreed that references herein to (i) the SpinCo Financing shall include any such Alternative SpinCo Financing and (ii) the SpinCo Commitment Letter or SpinCo Financing Agreements shall include the commitment letter and definitive agreements, as applicable, in each case relating to such Alternative SpinCo Financing), and to obtain a new financing commitment that provides for such financing; provided that the terms of the Alternative SpinCo Financing must (A) not result in any material and adverse Tax consequences to the Company and its Subsidiaries, including as to the Intended Tax Treatment of the transactions contemplated by the Transaction Documents (as determined by the Company in good faith); provided, further, that any violation of the Intended Tax Treatment shall be deemed material and adverse for purposes of this Section 7.5(b), (B) unless otherwise agreed to in writing by the Company, SpinCo and RMT Partner, be on terms and conditions not materially less favorable (i) with respect to final stated maturity, “all-in-yield”, interest rate margin or mandatory prepayment provisions or (ii) otherwise, taken as a whole, to SpinCo and RMT Partner than those in the SpinCo Commitment Letter or the SpinCo Financing Agreements, as applicable (taking into account any “flex” provisions thereof) and (C) unless otherwise agreed to in writing by the Company, SpinCo and RMT Partner, not contain any conditions to the consummation of such Alternative SpinCo Financing that are more onerous than the conditions set forth in the SpinCo Commitment Letter or the SpinCo Financing Agreements, as applicable.

(c) SpinCo shall give RMT Partner, and RMT Partner shall give SpinCo and the Company, prompt written notice upon it obtaining Knowledge of (i) any material breach (or threatened material breach) or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any material breach or default) by any party to the SpinCo Commitment Letter, the SpinCo Financing Agreements or the Permanent SpinCo Financing Agreements (as defined below), (ii) any actual or threatened withdrawal, repudiation or termination of the SpinCo Commitment Letter, the SpinCo Financing or Permanent SpinCo Financing by any party to the SpinCo Commitment Letter, the SpinCo Financing Agreements or the Permanent SpinCo Financing Agreements, (iii) any material dispute or disagreement between or among any of the parties to the SpinCo Commitment Letter, the SpinCo Financing Agreements or the Permanent SpinCo Financing Agreements, (iv) the termination or expiration of the SpinCo Commitment Letter, SpinCo Financing Agreements or the Permanent SpinCo Financing Agreements or (v) any amendment, restatement, supplement or modification of, or waiver under, or replacement of the SpinCo Commitment Letter, the SpinCo Financing Agreements or the Permanent SpinCo Financing Agreements. Subject to the immediately preceding clause (b), SpinCo shall not, without the prior written consent of RMT Partner, amend, modify, supplement, restate, replace, terminate, or agree to any waiver under the SpinCo Commitment Letter, the SpinCo Financing Agreements or the Permanent SpinCo Financing Agreements; provided that, notwithstanding the foregoing, SpinCo may (in consultation with RMT Partner) (i) implement any of the “flex” provisions exercised by the SpinCo Lenders in accordance with the SpinCo Commitment Letter or (ii) amend and restate the SpinCo Commitment Letter or otherwise execute joinder agreements to the SpinCo Commitment Letter solely to add additional SpinCo Lenders, arrangers, agents or entities with other similar roles or titles.

(d) Until the earlier of the Closing and the valid termination of this Agreement in accordance with Article IX, each of the Company, SpinCo and RMT Partner agrees to cooperate (and to cause their respective Subsidiaries (in the case of the Company, limited to SpinCo and its Subsidiaries) to cooperate) and use reasonable best efforts to take, or cause to be taken, and to cause their respective Subsidiaries (in the case of the Company, limited to SpinCo and its Subsidiaries) and Representatives to take or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, advisable and proper in connection with the arrangement, marketing and consummation by SpinCo of the SpinCo Financing, including by (i) participating (and using reasonable best efforts to cause members with appropriate seniority and expertise of the management team of and advisors, including auditors, to SpinCo and RMT Partner to participate, in each case to the extent reasonable and customary) in the marketing and syndication efforts related thereto, (ii) participating in the preparation of rating agency presentations and meetings with rating agencies, due diligence sessions and drafting sessions with respect thereto, (iii) participating in the preparation of appropriate and customary materials for bank information memoranda and similar documents customarily required in connection with obtaining such SpinCo Financing, and assisting with the identification of any portion of the information contained therein relating to such Person that constitutes material non-public information of such Person, including executing and delivering customary authorization and representations letters in connection with the foregoing and subject to customary confidentiality provisions and disclaimers, (iv) negotiating and, in the case of SpinCo, entering into definitive agreements with respect thereto, on the terms and conditions contained in the SpinCo Commitment Letter or on such other terms as are reasonably acceptable to the Company, SpinCo and RMT Partner (the “SpinCo Financing Agreements”); provided that any such other terms must not result in any material and adverse Tax consequences to the Company and its Subsidiaries, including as to the Intended Tax Treatment of the transactions contemplated by the Transaction Documents (as determined by the Company in good faith); provided, further, that any violation of the Intended Tax Treatment shall be deemed material and adverse for purposes of this Section 7.5(d), (v) on a timely basis (A) satisfying all conditions precedent in the SpinCo Commitment Letter and the SpinCo Financing Agreements that are within the control of SpinCo, RMT Partner or their respective Subsidiaries, as applicable, (B) furnishing all financial information as set forth in paragraph 3 of Exhibit B to the SpinCo Commitment Letter (the “Required SpinCo Information”) and any additional customary financial information regarding the SpinCo Business or RMT Partner and its Subsidiaries, as applicable, or any of their respective properties or assets, as may be reasonably requested by SpinCo or RMT Partner, as applicable, in connection with the SpinCo Financing and (C) preparing reasonable and customary financing documents, offering materials and other materials related to the SpinCo Financing, (vi) furnishing at least five (5) Business

Days prior to the Closing (A) all documentation and other information requested by the financing sources required under applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001, and (B) if SpinCo qualifies as a “legal entity customer” under the Beneficial Ownership Regulation (as defined in the SpinCo Commitment Letter), a “Beneficial Ownership Certification” (as defined in the SpinCo Commitment Letter), in each case to the extent requested at least seven (7) Business Days prior to the Closing, and (vii) delivering any customary certificates required by the SpinCo Financing Agreements.

(e) The Company hereby consents to the use of SpinCo’s and its Subsidiaries’ logos, and RMT Partner hereby consents to the use of its and its Subsidiaries’ logos, in connection with the SpinCo Financing and Permanent SpinCo Financing and solely in a manner that is not intended or reasonably likely to harm or disparage the reputation or goodwill of the relevant party, or any of their respective Intellectual Property rights. SpinCo and RMT Partner shall, upon reasonable request by the Company, each keep the Company informed in reasonable detail of the status of its efforts to arrange and consummate the SpinCo Financing and Permanent SpinCo Financing and as promptly as practicable provide copies of then-current drafts of the SpinCo Financing Agreements and Permanent SpinCo Financing Agreements.

(f) Notwithstanding any of the foregoing or any other provision in this Agreement to the contrary, (i) other than in the event of a termination by RMT Partner pursuant to Section 9.1(d) due to a material breach of a covenant on the part of the Company or SpinCo, in which case the Company shall be responsible for 100% of the Reimbursement Obligations, RMT Partner shall, and shall cause its Subsidiaries to, pay to the Company an amount of cash equal to 100% of the aggregate amount of the Reimbursement Obligations then outstanding (payment for any such Reimbursement Obligations to be made promptly and in any event within ten (10) Business Days following delivery to RMT Partner by the Company of a written request therefor accompanied by reasonable supporting documentation evidencing such Reimbursement Obligations) and (ii) without duplication of the foregoing, RMT Partner shall, and shall cause its Subsidiaries to, indemnify and hold harmless the Company, its Subsidiaries and its and their Representatives from and against 100% of Losses actually suffered or incurred by them in connection with the SpinCo Financing, the Permanent SpinCo Financing or the RMT Partner Financing, except any such Losses to the extent suffered or incurred as a result of the bad faith, gross negligence, willful misconduct or material breach of this Agreement, the SpinCo Commitment Letter, any SpinCo Financing Agreement or any other agreement executed in connection with the SpinCo Financing, or the Permanent SpinCo Financing by the Company or any of its Subsidiaries, including SpinCo, or any of their respective Representatives.

(g) Until the earlier of the Closing and the valid termination of this Agreement in accordance with Article IX, each of the Company, SpinCo and RMT Partner agrees to cooperate (and to cause their respective Subsidiaries (in the case of the Company, limited to SpinCo and its Subsidiaries) to cooperate) and use reasonable best efforts to take, or cause to be taken, and to cause their respective Subsidiaries (in the case of the Company, limited to SpinCo and its Subsidiaries) and Representatives to take or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, advisable and proper in connection with the arrangement, marketing and consummation of the issuance of any debt securities or the incurrence of any other long-term debt financing by SpinCo (or its designee) in lieu of or in replacement of the SpinCo Financing (such financing, the “Permanent SpinCo Financing”), including by (i) consulting in good faith on the terms and conditions of any Permanent SpinCo Financing, which shall be subject to SpinCo and RMT Partner’s mutual approval, (ii) participating (and using reasonable best efforts to cause members with appropriate seniority and expertise of the management team of and advisors, including auditors, to SpinCo and RMT Partner, to participate, in each case to the extent reasonable and customary) in the marketing and syndication efforts related thereto, (iii) participating in the preparation of rating agency presentations and meetings with rating agencies, due diligence sessions and drafting sessions with respect thereto, (iv) participating in the preparation of appropriate and customary materials for investor presentations, offering memoranda, private placement memoranda, bank information memoranda and similar documents customarily required in connection with obtaining such Permanent SpinCo Financing, and assisting with the identification of any portion of the information contained therein relating to such Person that constitutes material non-public information of such Person, including executing and delivering customary authorization and representations letters in connection with the foregoing and subject to customary confidentiality provisions and disclaimers, (v) using reasonable best efforts to obtain or provide customary accountants’ comfort letters (including customary “negative assurance” and change period), legal opinions, negative assurance letters, officers’ certificates and other documentation and items relating to the Permanent SpinCo Financing, (vi) negotiating and, in the case of SpinCo, entering into definitive agreements with respect thereto (the “Permanent SpinCo Financing Agreements”), on terms and conditions reasonably satisfactory to the Company, SpinCo and RMT Partner; provided that any such terms must not result in any material and adverse Tax consequences to the Company and its Subsidiaries, including as to the Intended Tax Treatment of the transactions contemplated by the Transaction Documents (as determined by the Company in good faith); provided, further, that any violation of the Intended Tax Treatment shall be material for purposes of this Section 7.5(g), (vii) on a timely basis (A) satisfying all conditions precedent in the Permanent SpinCo Financing Agreements that are within the control of SpinCo, RMT Partner or their respective Subsidiaries, as applicable, (B) furnishing all Required SpinCo Information and any additional customary financial information regarding the SpinCo Business or RMT Partner and its Subsidiaries, as applicable, or any of their respective properties or assets, as may be reasonably requested by SpinCo or RMT Partner, as applicable, in connection with the Permanent SpinCo Financing and (C) preparing reasonable and customary financing documents, offering materials and other materials related to the Permanent SpinCo Financing, (viii) facilitating the provision of guarantees if required by the terms of the Permanent SpinCo Financing, (ix) furnishing at least five (5) Business Days prior to the Closing (A) all documentation and other information requested by the financing sources required under applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001, and (B) if SpinCo qualifies as a “legal entity customer” under the Beneficial Ownership Regulation (as defined in the SpinCo Commitment Letter), a “Beneficial Ownership Certification” (as defined in the SpinCo Commitment Letter), in each case to the extent requested at least seven (7) Business Days prior to the Closing, and (x) delivering any customary certificates required by the Permanent SpinCo Financing Agreements.

(h) Notwithstanding anything to the contrary in this Section 7.5, (i) no action contemplated in this Section 7.5 shall be required to the extent such action would: (A) require the Company or any of its Subsidiaries (other than SpinCo and its Subsidiaries) or, prior to the Closing, RMT Partner or any of its Subsidiaries to be an issuer or guarantor of the SpinCo Financing or the Permanent SpinCo Financing; (B) require the Company or any of its Subsidiaries or, prior to the Closing, RMT Partner or any of its Subsidiaries to provide (or have provided on its behalf) any certificates, legal opinions, negative assurance letters or other documentation (other than, in the case of RMT Partner, SpinCo and their respective Subsidiaries, certificates, opinions, letters or other documentation delivered (or delivered on such entity’s behalf) at the launch, pricing or closing of the SpinCo Financing or the Permanent SpinCo Financing, as applicable); provided that the foregoing limitations shall not apply to the provision of customary authorization and representation letters to be executed and delivered by RMT Partner and any of its Subsidiaries as required by Section 7.5(d) or Section 7.5(g) above; (C) cause any director, officer or employee of the Company or any of its Subsidiaries or RMT Partner or any of its Subsidiaries, to incur any personal liability; (D) without limiting clause (B) above, require the Company or any of its Subsidiaries (other than SpinCo and its Subsidiaries) or, prior to the Closing, RMT Partner or any of its Subsidiaries to execute and deliver any documentation related to the SpinCo Financing or Permanent SpinCo Financing (other than (1) the customary comfort letters, legal opinions, negative assurance letters and officers’ certificates contemplated to be delivered by or on behalf of RMT Partner and any of its Subsidiaries under Section 7.5(g)(v) above, and (2) the customary authorization and representation letters to be executed and delivered by RMT Partner and any of its Subsidiaries as required by Section 7.5(d) or Section 7.5(g) above); (E) (1) jeopardize (in the Company’s reasonable determination) any attorney-client privilege of the Company or any of its Subsidiaries (in which case the Company and such Subsidiaries shall use reasonable best efforts to take such action in a manner that would not jeopardize such attorney-client privilege) or (2) jeopardize (in RMT Partner’s reasonable determination) any attorney-client privilege of RMT Partner or any of its Subsidiaries (in which case RMT Partner and such Subsidiaries shall use reasonable best efforts to take such action in a manner that would not jeopardize such attorney-client privilege); (F) result in a material violation or breach of, or a default under, the Organizational Documents of the Company or its Subsidiaries, the Organizational Documents of RMT Partner or

its Subsidiaries, or any applicable Law; (G) require the incurrence or issuance of any indebtedness (other than the SpinCo Financing, the Permanent SpinCo Financing and intercompany indebtedness required or otherwise contemplated by the Transaction Documents, including the Reorganization Step Plan); (H) unreasonably interfere with the respective businesses or ongoing operations of the Company and its Subsidiaries or RMT Partner and its Subsidiaries; (I) require the Company or any of its Subsidiaries or RMT Partner or any of its Subsidiaries to prepare or deliver in connection with the SpinCo Financing or the Permanent SpinCo Financing any financial information (other than the Required SpinCo Information) that is not readily available to them or prepared in the ordinary course of their respective financial reporting practices; or (J) require the Company, SpinCo or their respective Subsidiaries to prepare any pro forma financial statements or pro forma financial information or provide any information regarding any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments desired to be incorporated into any information used in connection with the SpinCo Financing or the Permanent SpinCo Financing, which shall be prepared by RMT Partner and (ii) no action contemplated in this Section 7.5 shall be required by the Company, SpinCo or their respective Subsidiaries to the extent such action would result in any material and adverse Tax consequences to the Company or its Subsidiaries, including as to the Intended Tax Treatment of the transactions contemplated by the Transaction Documents (as determined by the Company in good faith); provided that any violation of the Intended Tax Treatment shall be material for purposes of this Section 7.5(h).

(i) All non-public or otherwise confidential information regarding the SpinCo Business obtained by RMT Partner or its Representatives pursuant to this Section 7.5 or otherwise shall be kept confidential in accordance with the terms of the Confidentiality Agreement. Notwithstanding any other provision set forth herein or in any other agreement between the Company and RMT Partner (or their respective Affiliates), each of the Company and SpinCo agrees that RMT Partner may share information with respect to SpinCo and the SpinCo Business with the SpinCo Lenders, and that RMT Partner and such SpinCo Lenders may share such information with potential financing sources in connection with any marketing efforts for the SpinCo Financing and the Permanent SpinCo Financing; provided, however, that the recipients of such information and any other information contemplated to be provided by RMT Partner or any of its Subsidiaries pursuant to this Section 7.5, agree to customary confidentiality arrangements, including “click through” confidentiality agreements and confidentiality provisions contained in customary bank books and offering memoranda.

(j) All non-public or otherwise confidential information regarding the businesses of RMT Partner and its Subsidiaries obtained by the Company, SpinCo or their respective Representatives pursuant to this Section 7.5 or otherwise shall be kept confidential in accordance with the terms of the Confidentiality Agreement. Notwithstanding any other provision set forth herein or in any other agreement between the Company or SpinCo, on the one hand, and RMT Partner, on the other hand (or their respective Affiliates), RMT Partner agrees that the Company and SpinCo may share information with respect to the businesses of RMT Partner and its Subsidiaries with the SpinCo Lenders, and that the Company, SpinCo and such SpinCo Lenders may share such information with potential financing sources in connection with any marketing efforts for the SpinCo Financing and the Permanent SpinCo Financing; provided, however, that the recipients of such information and any other information contemplated to be provided by the Company, SpinCo or any of their respective Subsidiaries pursuant to this Section 7.5, agree to customary confidentiality arrangements, including “click through” confidentiality agreements and confidentiality provisions contained in customary bank books and offering memoranda, private placement memoranda and similar documents.

Section 7.6 RMT Partner Financing.

(a) Until the earlier of the Closing and the valid termination of this Agreement in accordance with Article IX, RMT Partner shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to (i) maintain in effect the commitment letter, dated as of the date of this Agreement (including: (A) all exhibits, schedules and annexes to such agreement in effect as of the date hereof; and (B) any associated fee letters (together, as amended, modified, supplemented, restated, replaced or waived from time to time in accordance with the terms of this Agreement and the terms thereof, the “RMT Partner Commitment Letter”)), from the RMT Partner Lenders party thereto, pursuant to which, among other things, the RMT Partner Lenders have committed to provide RMT Partner or its designee with debt financing in the amount set forth therein (the debt financing contemplated by the RMT Partner Commitment Letter, being referred to as the “RMT Partner Financing”), (ii) comply on a timely basis with the obligations and satisfy on a timely basis the conditions within the control of RMT Partner, in each case, that are set forth in the RMT Partner Commitment Letter that are applicable to RMT Partner, (iii) enforce the rights of RMT Partner under the RMT Partner Commitment Letter and (iv) cause the applicable RMT Partner Lenders to fund the full amount of the RMT Partner Financing no later than contemporaneously with or immediately prior to the Merger.

(b) In the event any funds in the amounts set forth in the RMT Partner Commitment Letter or the RMT Partner Financing Agreements (as defined below), or any portion thereof, become unavailable on the terms and conditions contemplated in the RMT Partner Commitment Letter or the RMT Partner Financing Agreements, each of the Company and RMT Partner (in consultation in good faith with the Company) shall, and shall cause their respective Subsidiaries (in the case of the Company, limited to SpinCo and its Subsidiaries) to, use reasonable best efforts to cooperate to obtain promptly replacement debt financing for RMT Partner from the same or alternative sources, in an aggregate amount, when added to the portion of the RMT Partner Financing that is available and other available sources of liquidity, equal to (x) on any date prior to the final calculation of any increase in the Exchange Ratio in accordance with Section 3.1(c) of this Agreement and without including any amounts in respect of the SpinCo Financing or the Permanent SpinCo Financing, $1,800,000,000 or (y) on and after the final calculation of any increase (or determination that there will be no such increase) in the Exchange Ratio in accordance with Section 3.1(c) and including the SpinCo Financing and the Permanent SpinCo Financing, the amount of the RMT Partner Special Dividend (the “RMT Partner Alternative Financing”, it being understood and agreed that references herein to (i) the RMT Partner Financing shall include any such RMT Partner Alternative Financing and (ii) the RMT Partner Commitment Letter or RMT Partner Financing Agreements shall include the commitment letter and definitive agreements, as applicable, in each case relating to such RMT Partner Alternative Financing), and to obtain a new financing commitment that provides for such financing; provided that the terms of the RMT Partner Alternative Financing must (A) not result in any material and adverse Tax consequences to the Company and its Subsidiaries, including as to the Intended Tax Treatment of the transactions contemplated by the Transaction Documents (as determined by the Company in good faith); provided, further, that any violation of the Intended Tax Treatment shall be deemed material and adverse for purposes of this Section 7.6(b), (B) unless otherwise agreed to in writing by the Company, be on terms and conditions not materially less favorable, taken as a whole, to RMT Partner than those in the RMT Partner Commitment Letter or the RMT Partner Financing Agreements, as applicable (taking into account any “flex” provisions thereof) and (C) unless otherwise agreed to in writing by the Company, not contain any conditions to the consummation of such RMT Partner Alternative Financing that are more onerous than the conditions set forth in the RMT Partner Commitment Letter or the RMT Partner Financing Agreements, as applicable.

(c) RMT Partner shall give SpinCo and the Company prompt written notice upon it obtaining Knowledge of (i) any material breach (or threatened material breach) or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any material breach or default) by any party to the RMT Partner Commitment Letter or the RMT Partner Financing Agreements (as defined below), (ii) any actual or threatened withdrawal, repudiation or termination of the RMT Partner Commitment Letter or the RMT Partner Financing by any party to the RMT Partner Commitment Letter or the RMT Partner Financing Agreements, (iii) any material dispute or disagreement between or among any of the parties to the RMT Partner Commitment Letter or the RMT Partner Financing Agreements, (iv) the termination or expiration of the RMT Partner Commitment Letter or the RMT Partner Financing Agreements, or (v) any amendment, restatement, supplement or modification of, or waiver under, or replacement of the RMT Partner Commitment Letter or the RMT Partner Financing Agreements. Subject to the immediately preceding clause (b), RMT Partner shall not, without the prior written consent of the Company, amend, modify, supplement, restate, replace, terminate, or agree to any waiver under the RMT Partner Commitment Letter or the RMT Partner Financing Agreements; provided that, notwithstanding the foregoing, RMT Partner may (in consultation with the Company) (A) implement any of the “flex” provisions exercised by the RMT Partner Lenders in accordance with the RMT Partner Commitment Letter, or (B) amend and restate the RMT Partner

Commitment Letter or otherwise execute joinder agreements to the RMT Partner Commitment Letter solely to add additional RMT Partner Lenders, arrangers, agents or entities with other similar roles or titles.

(d) Until the earlier of the Closing and the valid termination of this Agreement in accordance with Article IX, each of the Company, SpinCo and RMT Partner agrees to cooperate (and to cause their respective Subsidiaries (in the case of the Company, limited to SpinCo and its Subsidiaries) to cooperate) and use reasonable best efforts to take, or cause to be taken, and to cause their respective Subsidiaries (in the case of the Company, limited to SpinCo and its Subsidiaries) and Representatives to take or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, advisable and proper in connection with the arrangement, marketing and consummation by RMT Partner of the RMT Partner Financing, including by (i) participating (and using reasonable best efforts to cause members with appropriate seniority and expertise of the management team of and advisors, including auditors, to SpinCo and RMT Partner to participate, in each case to the extent reasonable and customary) in the marketing and syndication efforts related thereto, (ii) participating in the preparation of rating agency presentations and meetings with rating agencies, due diligence sessions and drafting sessions with respect thereto, (iii) negotiating and, in the case of RMT Partner, entering into definitive agreements with respect thereto, on the terms and conditions contained in the RMT Partner Commitment Letter or on such other terms as are reasonably acceptable to the Company, SpinCo and RMT Partner (the “RMT Partner Financing Agreements”); provided that any such other terms must not result in any material and adverse Tax consequences to the Company and its Subsidiaries, including as to the Intended Tax Treatment of the transactions contemplated by the Transaction Documents (as determined by the Company in good faith and, with respect to consequences of the Intended Tax Treatment, in consultation with RMT Partner); provided, further, that any violation of the Intended Tax Treatment that is attributable to the terms of the RMT Partner Financing Agreements shall be deemed material and adverse for purposes of this Section 7.6(d), (iv) on a timely basis (A) satisfying all conditions precedent in the RMT Partner Commitment Letter and the RMT Partner Financing Agreements that are within the control of SpinCo, RMT Partner or their respective Subsidiaries, as applicable, (B) furnishing all financial information as set forth in paragraph 3 of Exhibit B to the RMT Partner Commitment Letter (the “Required RMT Partner Information”) and any additional customary financial information regarding the SpinCo Business or RMT Partner and its Subsidiaries, as applicable, or any of their respective properties or assets, as may be reasonably requested by SpinCo or RMT Partner, as applicable, in connection with the RMT Partner Financing and (C) preparing reasonable and customary financing documents, offering materials and other materials related to the RMT Partner Financing, (v) furnishing at least five (5) Business Days prior to the Closing (A) all documentation and other information requested by the financing sources required under applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001, and (B) if RMT Partner qualifies as a “legal entity customer” under the Beneficial Ownership Regulation (as defined in the RMT Partner Commitment Letter), a “Beneficial Ownership Certification” (as defined in the RMT Partner Commitment Letter), in each case to the extent requested at least seven (7) Business Days prior to the Closing, and (vi) delivering any customary certificates required by the RMT Partner Financing Agreements.

(e) The Company hereby consents to the use of SpinCo’s and its Subsidiaries’ logos, and RMT Partner hereby consents to the use of its and its Subsidiaries’ logos, in connection with the RMT Partner Financing and solely in a manner that is not intended or reasonably likely to harm or disparage the reputation or goodwill of the relevant party, or any of their respective Intellectual Property rights. SpinCo and RMT Partner shall, upon reasonable request by the Company, each keep the Company informed in reasonable detail of the status of its efforts to arrange and consummate the RMT Partner Financing and as promptly as practicable provide copies of then-current drafts of the RMT Partner Financing Agreements.

(f) Notwithstanding anything to the contrary in this Section 7.6, no action contemplated in this Section 7.6 shall be required to the extent such action would: (A) require the Company or any of its Subsidiaries (other than SpinCo and its Subsidiaries) or, prior to the Closing, SpinCo or any of its Subsidiaries to be an issuer or guarantor of the RMT Partner Financing; (B) require the Company or any of its Subsidiaries (other than SpinCo and its Subsidiaries) or RMT Partner or any of its Subsidiaries or, prior to the Closing, SpinCo or any of its Subsidiaries to provide (or have provided on its behalf) any certificates, legal opinions, negative assurance letters or other documentation (other than, in the case of RMT Partner and its Subsidiaries, certificates, opinions, letters or other documentation delivered (or delivered on its behalf) at the closing of the RMT Partner Financing); (C) cause any director, officer or employee of the Company or any of its Subsidiaries, or RMT Partner or any of its Subsidiaries, to incur any personal liability; (D) without limiting clause (B) above, require the Company or any of its Subsidiaries (other than SpinCo and its Subsidiaries) or, prior to the Closing, SpinCo or any of its Subsidiaries, to execute and deliver any documentation related to the RMT Partner Financing; (E) (1) jeopardize (in the Company’s reasonable determination) any attorney-client privilege of the Company or any of its Subsidiaries (in which case the Company and such Subsidiaries shall use reasonable best efforts to take such action in a manner that would not jeopardize such attorney-client privilege) or (2) jeopardize (in RMT Partner’s reasonable determination) any attorney-client privilege of RMT Partner or any of its Subsidiaries (in which case RMT Partner and such Subsidiaries shall use reasonable best efforts to take such action in a manner that would not jeopardize such attorney-client privilege); (F) result in a material violation or breach of, or a default under, the Organizational Documents of the Company or its Subsidiaries, the Organizational Documents of RMT Partner or its Subsidiaries, or any applicable Law; (G) require the incurrence or issuance of any indebtedness (other than the RMT Partner Financing); (H) unreasonably interfere with the respective businesses or ongoing operations of the Company and its Subsidiaries or RMT Partner and its Subsidiaries; (I) require the Company or any of its Subsidiaries or RMT Partner or any of its Subsidiaries to prepare or deliver in connection with the RMT Partner Financing any financial information (other than the Required RMT Partner Information) that is not readily available to them or prepared in the ordinary course of their respective financial reporting practices; or (J) require the Company, SpinCo or their respective Subsidiaries to prepare any pro forma financial statements or pro forma financial information or provide any information regarding any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments.

(g) All non-public or otherwise confidential information regarding the SpinCo Business obtained by RMT Partner or its Representatives pursuant to this Section 7.6 or otherwise shall be kept confidential in accordance with the terms of the Confidentiality Agreement. Notwithstanding any other provision set forth herein or in any other agreement between the Company and RMT Partner (or their respective Affiliates), each of the Company and SpinCo agrees that RMT Partner may share information with respect to SpinCo and the SpinCo Business with the RMT Partner Lenders, and that RMT Partner and such RMT Partner Lenders may share such information with potential financing sources in connection with any marketing efforts for the RMT Partner Financing; provided, however, that the recipients of such information and any other information contemplated to be provided by RMT Partner or any of its Subsidiaries pursuant to this Section 7.6, agree to customary confidentiality arrangements, including “click through” confidentiality agreements and confidentiality provisions contained in customary bank books and offering memoranda.

(h) All non-public or otherwise confidential information regarding the businesses of RMT Partner and its Subsidiaries obtained by the Company, SpinCo or their respective Representatives pursuant to this Section 7.6 or otherwise shall be kept confidential in accordance with the terms of the Confidentiality Agreement. Notwithstanding any other provision set forth herein or in any other agreement between the Company or SpinCo, on the one hand, and RMT Partner, on the other hand (or their respective Affiliates), RMT Partner agrees that the Company and SpinCo may share information with respect to the businesses of RMT Partner and its Subsidiaries with the RMT Partner Lenders, and that the Company, SpinCo and such RMT Partner Lenders may share such information with potential financing sources in connection with any marketing efforts for the RMT Partner Financing; provided, however, that the recipients of such information and any other information contemplated to be provided by the Company, SpinCo or any of their respective Subsidiaries pursuant to this Section 7.6, agree to customary confidentiality arrangements, including “click through” confidentiality agreements and confidentiality provisions contained in customary bank books and offering memoranda, private placement memoranda and similar documents.

Section 7.7 Access to Information.

(a) The Company shall, and shall cause its Subsidiaries, on the one hand, and RMT Partner shall, and shall cause the RMT Partner Subsidiaries, on the other hand, to the extent permitted under applicable Law, afford to the other Party and to its respective Representatives, reasonable access, during normal business hours and subject to bona fide policies and procedures established by the other Party, during the Interim Period, in such manner as to not interfere with RMT Partner’s and its Subsidiaries’ or the SpinCo Business’ (as applicable) normal operations, the properties, the SpinCo Books and Records and appropriate senior-level employees of RMT Partner and the RMT Partner Subsidiaries or the Company and its Subsidiaries (related to the SpinCo Business), including the members of the SpinCo Group (as applicable), as such Party and its Representatives may reasonably request solely for purposes of consummating the Transactions, integration planning and preparing for the operation of SpinCo and the Surviving Corporation post-Closing, including the activities set forth on Section 7.7(a) of the SpinCo Disclosure Schedule; provided that: (a) such investigation shall only be upon reasonable notice and at the sole cost and expense of the investigating Party; (b) no Party or its Representatives shall be permitted to perform any environmental testing or sampling, including sampling of soil, groundwater, surface water, building materials or air or wastewater emissions without the prior written consent of the other applicable Party; (c) no Party or its Representatives shall be entitled to access any employee-related or employee benefit-related files or records of another Party, including individual performance or evaluation records, medical histories, workers compensation records, drug testing results or other sensitive personal information; (d) no Party or its Representatives shall communicate with any of the employees of the other Party or its Subsidiaries without the prior written consent of such Party (which consent shall not be unreasonably withheld, conditioned or delayed) and except to the extent required to comply with the terms of the Employee Matters Agreement or other Transaction Documents or as otherwise expressly permitted by such Party; and (e) nothing in this Section 7.7 shall require any Party to permit any inspection or disclose any information to any other Party that (i) would unreasonably interfere with the conduct of such Party’s business or result in damage to property (other than immaterial damage), except with such other Party’s prior written consent (which may be withheld or denied at its sole discretion), (ii) would cause a violation of any Law, privacy policy or any confidentiality obligations and similar restrictions that may be applicable to such information, or (iii) would jeopardize the attorney-client privilege or other disclosure privilege or protection to such Party (provided that the Party that would otherwise be required to disclose information to the other shall take any and all reasonable action necessary to permit such disclosure without such loss of privilege or violation of agreement, policy, Law or other restriction, including through the use of commercially reasonable efforts to obtain any required consent or waiver to the disclosure of such information from any third party and through the implementation of appropriate and mutually agreeable “clean room” or other similar procedures designed to limit any such adverse effect of sharing such information by each Party). For the avoidance of doubt, no Party shall be required to provide any information that is not readily available to such Party and its Affiliates under their books and records or current reporting systems following the use of commercially reasonable efforts (or which creates an unreasonable burden on the employees of the providing Party or its Affiliates).

(b) RMT Partner and the Company may, as it deems advisable, reasonably designate any competitively sensitive information as “clean team” or “outside counsel only” material or with similar restrictions.

(c) Notwithstanding anything in this Section 7.7 to the contrary, this Section 7.7 shall not require the Company or SpinCo to provide access to, or make any disclosure with respect to, any information of or to the extent relating to the Company, any of its Affiliates or any of their respective businesses, other than information to the extent relating to the SpinCo Business, the members of the SpinCo Group, the SpinCo Assets or the SpinCo Liabilities.

(d) The Parties hereby agree that, notwithstanding anything in this Section 7.7 to the contrary, the provisions of the Confidentiality Agreement shall apply to all information and material furnished by any Party or its Representatives thereunder and hereunder. The Confidentiality Agreement shall survive any termination of this Agreement. All requests for such access to any Party shall be made to such Party or its designated Representative.

Section 7.8 D&O Indemnification and Insurance.

(a) For a period of six (6) years from and after the Effective Time, SpinCo agrees that it shall indemnify and hold harmless each present and former director, officer or employee of SpinCo and any other member of the SpinCo Group (the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to any matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company or any of its Subsidiaries (including the members of the SpinCo Group), as the case may be, would have been permitted under the Organizational Documents of SpinCo as in effect on the date hereof to indemnify such Person (including promptly advancing expenses as incurred to the fullest extent permitted under such Organizational Documents; provided that such Person delivers an undertaking to SpinCo in advance agreeing to return any such funds to which a court of competent jurisdiction has determined in a final, nonappealable judgment that such Person is not entitled to indemnification). Without limiting the foregoing, SpinCo shall cause the members of the SpinCo Group (i) to maintain for a period of not less than six (6) years from the Effective Time provisions in their respective Organizational Documents concerning the indemnification and exculpation (including provisions relating to expense advancement) of the members of the SpinCo Group’s respective former and current officers, directors or employees that are no less favorable to those Persons than the provisions of the Organizational Documents of the Company as of the date hereof and (ii) not to amend, repeal, waive or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by applicable Law.

(b) SpinCo may, in consultation with the RMT Partner, procure a prepaid, non-cancelable six (6) year “tail” policy commencing on the Closing Date containing terms not less favorable to the Indemnified Parties than the terms of directors’ and officers’ and fiduciary liability insurance covering the Indemnified Parties with respect to matters existing or occurring at or prior to the Effective Time; provided that if the premium thereof would exceed 300% of the last annual premium paid by the Company prior to the date hereof, then SpinCo may only procure the maximum coverage available at an annual premium equal to such maximum amount. If any claim is asserted or made within such six (6) year period, then any insurance that is maintained under this Section 7.8 shall be continued in respect of such claim until the final disposition thereof.

(c) Notwithstanding anything contained in this Agreement to the contrary, this Section 7.8 shall survive the consummation of the transactions contemplated hereby and shall be binding on all successors and assigns of SpinCo and are intended to be for the benefit of, and will be enforceable by, each present and former director, officer and employee of any member of the SpinCo Group and his or her heirs and representatives. In the event that SpinCo or any of its respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of SpinCo shall succeed to the obligations set forth in this Section 7.8.

Section 7.9 No Solicitation.

(a) RMT Partner shall immediately cease, and shall cause its Subsidiaries to immediately cease, and shall direct and use reasonable best efforts to cause its Representatives to immediately cease, any discussions or negotiations with any Person (other than the Company or its Affiliates) that may be ongoing with respect to a Competing Proposal, or any proposal that would reasonably be expected to lead to a Competing Proposal, and shall request to have returned or destroyed reasonably promptly any confidential information that has been provided in any such discussions or negotiations. From the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with Article IX, RMT Partner shall not, nor shall RMT Partner authorize or permit its Subsidiaries or authorize or permit any of its or their directors, officers or employees to, and shall direct and use reasonable best efforts to cause the Representatives of the foregoing not to, directly or indirectly, (i) solicit, initiate, knowingly encourage or knowingly facilitate any Competing Proposal or any inquiry, proposal or offer which would reasonably be expected to lead to a Competing Proposal, or (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any nonpublic information relating to RMT Partner or any RMT Partner Subsidiary relating to any Competing Proposal (or any inquiry, proposal or offer which would reasonably be expected to lead to a Competing Proposal); provided, however, if, prior to obtaining the RMT Partner Stockholder Approval and following the receipt of a bona fide written Competing Proposal made after the date hereof that the RMT Partner Board determines in good faith (after receiving advice of its financial advisor and of its outside legal counsel) is or could reasonably be expected to lead to a Superior Proposal and that was not, directly or indirectly, solicited, initiated, knowingly encouraged or knowingly facilitated in breach of this Section 7.9(a), the RMT Partner Board determines in good faith, after consultation with outside legal counsel, that a failure to take action with respect to such Competing Proposal would be reasonably expected to be inconsistent with the fiduciary duties that the directors owe to RMT Partner and its stockholders in their capacity as directors of RMT Partner under applicable Law, RMT Partner may, in response to such Competing Proposal and subject to Section 7.9(d), (A) furnish information with respect to RMT Partner, its Subsidiaries and Affiliates to the Person making such Competing Proposal pursuant to an Acceptable Confidentiality Agreement (provided that if the Person making such Competing Proposal is a competitor of RMT Partner, RMT Partner shall not provide any commercially sensitive non-public information with respect to the competing business to such Person in connection with any actions permitted by this Section 7.9(a) other than in accordance with customary “clean room” or other similar procedures designed to limit the disclosure of competitively sensitive information) and (B) engage in discussions or negotiations with such Person regarding such Competing Proposal. Except as expressly permitted by this Section 7.9, the RMT Partner Board shall not, from and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Article IX, (1) adopt, approve, endorse or recommend, or publicly propose to adopt, approve, endorse or recommend, any Competing Proposal, (2) withdraw, change, amend, modify or qualify, or publicly propose to withdraw, change, amend, modify or qualify, in a manner adverse to the Company or SpinCo, the RMT Partner Board Recommendation, (3) if a Competing Proposal that is structured as a tender offer or exchange offer for the outstanding shares of RMT Partner Common Stock is commenced pursuant to Rule 14d-12 under the Exchange Act, fail to recommend against any such Competing Proposal within ten (10) Business Days after such commencement (or, if earlier, by the second (2nd) Business Day prior to the then-scheduled RMT Partner Stockholders Meeting), (4) fail to include the RMT Partner Board Recommendation in the Proxy Statement, (5) approve or authorize, or cause or permit RMT Partner or any RMT Partner Subsidiary to enter into, any merger agreement, acquisition agreement, reorganization agreement, letter of intent, memorandum of understanding, agreement in principle, or similar agreement with respect to any Competing Proposal (other than an Acceptable Confidentiality Agreement), or (6) commit or agree to do any of the foregoing (any act described in clauses (1), (2), (3), (4) or (6) (to the extent relating to clauses (1), (2), (3) or (4)), a “RMT Partner Adverse Recommendation Change”).

(b) Except as expressly permitted by this Section 7.9, RMT Partner shall not, and shall cause its Subsidiaries not to, from and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Article IX: (i) take any action to make the provisions of any takeover statute inapplicable to any transactions contemplated by a Competing Proposal; or (ii) terminate, amend in a manner adverse to the Company, release, modify or grant any permission, waiver or release under, any “standstill” or similar agreement entered into by RMT Partner or any of its Subsidiaries in respect of or in contemplation of a Competing Proposal (other than if the RMT Partner Board determines, in good faith after consultation with its outside legal counsel, that failure to take any of such actions under clause (ii) would reasonably be expected to be inconsistent with the fiduciary duties that the directors owe to RMT Partner and its stockholders in their capacity as directors of RMT Partner under applicable Law).

(c) In addition to the provisions of Section 7.9(a) and Section 7.9(b), prior to receipt of the RMT Partner Stockholder Approval, the RMT Partner Board may (i) in response to any bona fide written Competing Proposal that was not, directly or indirectly, solicited, initiated or knowingly encouraged in breach of Section 7.9(a), effect a RMT Partner Adverse Recommendation Change or (ii) in response to an Intervening Event, effect a RMT Partner Adverse Recommendation Change, in the case of each of clauses (i) and (ii), if and only if, (A) (1) in the case of a Competing Proposal, the RMT Partner Board concludes in good faith, after consultation with RMT Partner’s outside financial advisor and outside legal counsel, that such Competing Proposal constitutes a Superior Proposal or (2) in the case of an Intervening Event, if the RMT Partner Board determines in good faith that an Intervening Event has occurred and is continuing; (B) the RMT Partner Board determines in good faith, after consultation with RMT Partner’s outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties that the directors owe to

RMT Partner and its stockholders in their capacity as directors of RMT Partner under applicable Law; (C) the RMT Partner Board provides the Company four (4) Business Days’ prior written notice of its intention to take such action (an “Alternative Notice”), which notice shall include the information with respect to such Competing Proposal that is specified in Section 7.9(d) as well as a copy of the acquisition agreement relating to such Competing Proposal (if any), or the material facts and circumstances relating to any such Intervening Event, as applicable; (D) during the four (4) Business Days following such written notice (the “Negotiation Period”), if requested by the Company, RMT Partner shall and shall direct its Representatives to, negotiate in good faith with the Company regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by the Company in response to such Competing Proposal or Intervening Event; and (E) at the end of the four (4) Business Day period described in the foregoing clause (D), the RMT Partner Board concludes in good faith, (x) after consultation with RMT Partner’s outside legal counsel and financial advisor (and taking into account any adjustment or modification of the terms of this Agreement to which the Company and SpinCo have agreed in writing), that such Competing Proposal continues to be a Superior Proposal or (y) after consultation with RMT Partner’s outside legal counsel, that the failure to make a RMT Partner Adverse Recommendation Change would reasonably be expected to be inconsistent with the fiduciary duties that the directors owe to RMT Partner and its stockholders in their capacity as directors of RMT Partner under applicable Law. Any material amendment or material modification to any Competing Proposal (including any amendment or modification to the amount, form or mix of consideration the stockholders of RMT Partner would receive as a result of the Superior Proposal) or to the material facts and circumstances relating to any Intervening Event shall require a new Alternative Notice and a new Negotiation Period commencing from the date of receipt of such new Alternative Notice; provided that, with respect to each subsequent written notice related to a material amendment or modification, references to the four (4) Business Day period above shall be deemed to be references to two (2) Business Days.

(d) Without limiting the obligations set forth in Section 7.9(a) and Section 7.9(c), RMT Partner shall promptly, and in any event no later than forty-eight (48) hours, after it receives (i) any Competing Proposal or written indication by any Person that such Person is reasonably likely to lead to a Competing Proposal, (ii) any request for non-public information relating to RMT Partner or its Subsidiaries relating to, or from any Person that has indicated in writing that such Person is reasonably likely to lead to, a Competing Proposal (other than requests for information in the ordinary course of business and unrelated to a Competing Proposal) or (iii) any inquiry or request for discussions or negotiations regarding any Competing Proposal, notify the Company (which notice, if provided orally, shall be confirmed in writing) of any of the foregoing occurrences, the identity of the Person making such request, inquiry or Competing Proposal and a copy of such request, inquiry or Competing Proposal (or where no such copy is available, a reasonably detailed description of the material terms of such request, inquiry or Competing Proposal), including any modification thereto. RMT Partner shall keep the Company reasonably informed on a reasonably prompt basis (and in any event no later than forty-eight (48) hours) after the occurrence of any material changes to such Competing Proposal (including any changes to the material terms and conditions thereof and of any other material modification thereto), and any other material developments, discussions and negotiations with respect thereto (which shall remain subject to the other obligations of RMT Partner hereunder), including promptly furnishing copies of any written inquiries, material correspondence and draft material documentation and definitive agreements and written summaries of any other material oral inquiries or discussions. RMT Partner agrees that, subject to applicable restrictions under applicable Law, it shall, prior to or substantially concurrent with the time it is provided to any third parties, provide to the Company any non-public information concerning RMT Partner or its Subsidiaries that RMT Partner provides to any third party in connection with any Competing Proposal which was not previously provided to the Company and SpinCo.

(e) Nothing contained in this Agreement shall prohibit RMT Partner or the RMT Partner Board from taking and disclosing to its stockholders a position that RMT Partner reasonably and in good faith determines requires disclosure pursuant to the Exchange Act (including any “stop, look and listen” communication pursuant to Rule 14d-9(f)) or the rules and regulations of the NYSE, and such disclosure shall not be deemed a RMT Partner Adverse Recommendation Change so long as such disclosure includes the RMT Partner Board Recommendation, without alternation, modification or qualification thereof.

(f) Any failure of RMT Partner’s Subsidiaries or their Representatives to comply with any provisions of this Section 7.9 applicable thereto (as if such Subsidiaries or Representatives were directly subject to this Section 7.9) shall be deemed a breach of this Section 7.9 by RMT Partner.

(g) For purposes of this Agreement:

(i) “Competing Proposal” means, other than the transactions contemplated by this Agreement, the Separation Agreement and the other Transaction Documents, any proposal or offer from a third party relating to (A) a merger, scheme of arrangement, reorganization, sale of assets, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation, spin-off, share exchange or other similar transaction involving twenty percent (20%) or more of the issued and outstanding shares of RMT Partner Common Stock or any other class or type of Interests, or consolidated assets of, RMT Partner or any of its Subsidiaries; (B) the acquisition (whether by merger, scheme of arrangement, consolidation, equity investment, joint venture or otherwise) by any Person of twenty percent (20%) or more of the consolidated assets (it being understood that consolidated assets include equity securities of Subsidiaries), net revenue or net income of RMT Partner and the RMT Partner Subsidiaries, as determined on a fair-market-value basis; (C) the purchase or acquisition after the date hereof, directly or indirectly, by any Person of twenty percent (20%) or more of the issued and outstanding shares of the RMT Partner Common Stock or of any other class or type of Interests in RMT Partner; (D) any purchase, acquisition, tender offer or exchange offer that, if consummated, would result in any Person beneficially owning twenty percent (20%) or more of the shares of RMT Partner Common Stock or of any other class or type of Interests of RMT Partner or any of its Subsidiaries; or (E) any combination of the foregoing.

(ii) “Superior Proposal” means a bona fide written Competing Proposal (except the references therein to “20%” shall be replaced by “50%”) made by a third party which was not solicited by RMT Partner or any of its Representatives in violation of Section 7.9(a) and which, in the good faith judgment of the RMT Partner Board after consultation with its financial advisor and outside legal counsel, taking into account the various legal, financial and regulatory aspects of the Competing Proposal, (A) if accepted, is reasonably likely to be consummated on the terms proposed, taking into account any legal, financial and regulatory requirements, and the identity of the Person or Persons making the proposal and (B) if consummated, would result in a transaction that is more favorable to RMT Partner’s stockholders from a financial point of view than the Merger and the other transactions contemplated hereby (after giving effect to all adjustments or modifications to the terms thereof which may be agreed in writing to be made by the Company and SpinCo pursuant to Section 7.9(b)).

Section 7.10 Exclusivity. The Company shall immediately cease, and shall cause its Subsidiaries to immediately cease, and shall direct and use reasonable best efforts to cause its Representatives, to immediately cease, any discussions or negotiations with any Person (other than RMT Partner or its Affiliates) that may be ongoing with respect to a SpinCo Proposal and shall request to have returned or destroyed reasonably promptly any confidential information that has been provided in any such discussions or negotiations. From the date hereof until the earlier to occur of (a) termination of this Agreement pursuant to Article IX and (b) the Closing, the Company shall not, and shall cause its Subsidiaries and shall direct and use reasonable best efforts to cause its Representatives not to, directly or indirectly: (i) solicit, initiate, knowingly encourage or knowingly facilitate (including by way of furnishing information which has not been previously publicly disseminated) any proposal from a third party relating to the acquisition (whether by merger, purchase of stock, purchase of assets or otherwise), exclusive license, recapitalization, liquidation, dissolution or other transaction involving any portion of the business or assets of the Company and its Subsidiaries that, individually or in the aggregate, constitutes 20% or more of the net revenues, net income or assets of the SpinCo Business (taken as a whole) (any of the foregoing, a “SpinCo Proposal”) or any inquiry, offer or proposal that would reasonably be expected to lead to a SpinCo Proposal, (ii) engage in any discussions or negotiations, or furnish to any Person any non-public information relating to the SpinCo Business, SpinCo Assets or the SpinCo Group in connection with any SpinCo Proposal or any inquiry, offer or proposal related to, or that would reasonably expected to lead to, a SpinCo Proposal, (iii) adopt, approve or recommend, or publicly propose to adopt, approve or recommend, any SpinCo

Proposal or (iv) approve or authorize, or cause or permit the Company or any of its Subsidiaries to enter into, any merger agreement, acquisition agreement, reorganization agreement, letter of intent, memorandum of understanding, agreement in principle or similar agreement or document relating to, or providing for, any SpinCo Proposal; provided that nothing in this Section 7.10 shall limit the Company’s ability to pursue or engage in any transaction relating to substantially all of the business of the Company (as opposed to solely the SpinCo Business), so long as such transaction would not prevent or materially impair or materially delay the Company’s ability to comply with its obligations hereunder and under the Separation Agreement and the other Transaction Documents, or to consummate the transactions contemplated hereby or thereby.

Section 7.11 Public Announcements. Except (a) as otherwise expressly contemplated by this Agreement, (b) for the joint press release to be issued by the Parties in the forms agreed by the Parties (or any public statement or disclosure that contains or reflects only such information previously disclosed in press releases or other public disclosures made in accordance with this Section 7.11) or (c) any communications in connection with an RMT Partner Adverse Recommendation Change in accordance with this Agreement, neither RMT Partner nor the Company will, and each of RMT Partner and the Company will cause its Subsidiaries not to, issue any press release or otherwise make any public statements or disclosure with respect to the transactions contemplated hereby or by the Transaction Documents without the prior written consent of the other Party. Notwithstanding the foregoing, to the extent such disclosure is required by applicable Law or obligations pursuant to any listing agreement with or the rules of any national securities exchange, the Party seeking to make such disclosure will promptly notify the other Party thereof and the Party making such statement will use efforts reasonable under the circumstances to consult in good faith with the other Party thereto, and provide meaningful opportunity for review and give due consideration to reasonable comments by the other Party prior to making such disclosure in order to allow a mutually agreeable release or announcement to be issued. Notwithstanding the foregoing, any Party may make statements that are consistent with previous public statements made by such Party in compliance with this Section 7.11.

Section 7.12 Employee Non-Solicitation; Non-Competition.

(a) For a period of eighteen (18) months following the Closing Date, the Company shall not, and shall cause its Subsidiaries not to, directly or indirectly solicit for employment or hire (whether as an employee, consultant or otherwise) or induce or cause, or attempt to induce or cause, to leave the employ of RMT Partner or any of its Affiliates any employee with a title of senior director or higher of the SpinCo Business as of the Closing Date; provided that this Section 7.12(a) shall not restrict any (i) general solicitation for employees not specifically directed at such Persons, and neither the Company nor its Subsidiaries shall be restricted in hiring any such Person who responds to any such general solicitation or (ii) solicitation or employment of any Person whose employment with RMT Partner or its Subsidiaries was terminated prior to any solicitation by the Company or its Subsidiaries.

(b) For a period of eighteen (18) months following the Closing Date, RMT Partner shall not, and shall cause its Affiliates (including the members of the SpinCo Group) not to, directly or indirectly solicit for employment or hire (whether as an employee, consultant or otherwise) or induce or cause, or attempt to induce or cause, to leave the employ of the Company or its Subsidiaries any employee with a title of senior director or higher of the Company or its Subsidiaries; provided that this Section 7.12(b) shall not restrict any (i) general solicitation for employees not specifically directed at such Persons, and neither RMT Partner nor its Affiliates shall be restricted in hiring any such Person who responds to any such general solicitation or (ii) solicitation or employment of any Person whose employment with the Company or its Subsidiaries was terminated prior to any solicitation by RMT Partner or its Subsidiaries (including the SpinCo Group).

(c) In furtherance of the Merger and the transactions contemplated hereby, the Company covenants and agrees that, from and after the Effective Time until the earlier of (A) the date that is three (3) years after the Closing Date and (B) the date on which any Person shall acquire (in one transaction or a series of transactions, and whether through any merger, reorganization, consolidation, tender offer, self-tender, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or otherwise) fifty percent (50%) or more of the consolidated assets or issued and outstanding shares of the Company (the “Restricted Period”) and except as otherwise expressly contemplated by Transaction Documents, it shall not, and shall cause the members of the Company Group not to, directly or indirectly, engage in (or own any Interest in any Person that engages in) the SpinCo Business or any product set forth on Section 7.12(c) of the SpinCo Disclosure Schedule (the “Competitive Business”). Notwithstanding the foregoing, nothing herein shall prohibit (i) any member of the Company Group from engaging in the businesses conducted by the Company Group (excluding the SpinCo Business) at the Effective Time, (ii) any member of the Company Group from directly or indirectly acquiring (in one transaction or a series of transactions, and whether through any merger, reorganization, consolidation, tender offer, self-tender, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or otherwise) any interest in a Person or business engaged in a Competitive Business, and operating and managing such Person or business; provided that if such Competitive Business represents fifteen percent (15%) or more of the net revenues or net income of such acquired Person or business, as applicable, for such acquired business’s or Person’s most recently completed fiscal year, then the applicable member of the Company Group shall within eighteen (18) months after the consummation of the Company’s or one or more Subsidiaries’ acquisition (whether by merger, business combination, stock purchase or otherwise) of such Person or business so long as the Restricted Period is still in effect, either (x) dispose of such Person or business or the relevant portion thereof that is engaged in the Competitive Business or (y) discontinue the operation of such Competitive Business; provided that, in each case, such Person may not use the names “BD Diagnostic” or “BD Biosciences”, or anything substantially similar, in connection with the activities that constitute the Competitive Business, (iii) the acquisition and ownership by the Company or any of its Subsidiaries, directly or indirectly, of less than five percent (5%) in the aggregate of the equity interests of any Person engaged in a Competitive Business or (iv) any member of the Company Group from performing their obligations under this Agreement or the Transaction Documents.

(d) The Parties acknowledge that the covenants set forth in this Section 7.12 are reasonable in order to protect the value of the SpinCo Business and the business of the Company and the other members of the Company Group. It is the intention of the Parties that if any restriction or covenant contained in this Section 7.12 covers a geographic area, is for a length of time or is of a scope that is not permitted by applicable Law, or is in any way construed to be too broad or to any extent invalid, such restriction or covenant will not be construed to be null, void and of no effect, but will, to the extent such restriction or covenant would be valid or enforceable under applicable Law, be construed and interpreted to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained in this Section 7.12) that would be valid and enforceable under such applicable Law.

Section 7.13 Defense of Litigation. RMT Partner and the Company shall provide the other Party prompt notice in writing of any Action brought by any stockholder or purported stockholder or equityholder of such Party against it, any of its Subsidiaries or any of their respective directors and officers (including, with respect to the Company, SpinCo) relating to the transactions contemplated by this Agreement or the Separation Agreement, including the Separation, the Merger and the RMT Partner Share Issuance, and shall keep the other Party informed on a reasonably prompt basis with respect to the status thereof and consider any comments or suggestions made by the other Party in good faith with respect to the strategy therefor; provided, further, that prior to the Effective Time, no Party shall compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any Action arising or resulting from the transactions contemplated by this Agreement or consent to the same, without the prior written consent of the other Party (not to be unreasonably withheld, conditioned or delayed) to the extent (a) such Action includes the other Party or any of its Subsidiaries, directors or officers as named defendants or (b) such compromise, settlement or arrangement would reasonably be expected to prevent, materially impair, materially delay or otherwise have a material adverse effect on the ability of the Parties to perform their respective obligations hereunder, or to consummate the transactions contemplated hereby in a timely manner.

Section 7.14 Section 16 Matters. Prior to the Effective Time, each of RMT Partner, the Company and SpinCo shall take all such steps as may be required (to the extent permitted by applicable Law) to cause any dispositions of SpinCo Common Stock (including derivative securities with respect to SpinCo Common Stock) or acquisitions of RMT Partner Common Stock resulting from the transactions contemplated by this Agreement or any Transaction Document, including the Distribution, directly or indirectly, by each individual, if any, who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to RMT Partner or SpinCo, as applicable, as an officer or director thereof to be exempt under Rule 16b-3 promulgated under the Exchange Act, such steps to be taken in accordance with (and to the extent permitted by) applicable SEC rules and regulations and interpretations of the SEC staff.

Section 7.15 Control of Other Party’s Business. Nothing contained in this Agreement shall give the Company or SpinCo, directly or indirectly, the right to control or direct RMT Partner’s operations prior to the Effective Time. Nothing contained in this Agreement shall give RMT Partner, directly or indirectly, the right to control or direct the operations of the Company or SpinCo, including the SpinCo Business, prior to the Effective Time. Prior to the Effective Time, each of the Company, SpinCo and RMT Partner shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

Section 7.16 SpinCo Share Issuance. In connection with the Distribution, prior to the Distribution Time, SpinCo will take all actions necessary to authorize the issuance of a number of, or stock split of, shares of SpinCo Common Stock such that the total number of shares of SpinCo Common Stock outstanding immediately prior to the Effective Time will equal the number of shares of Company Common Stock entitled to receive the Distribution outstanding immediately prior to the Distribution Time in accordance with the terms of the Separation Agreement. SpinCo shall effect such amendments, filings or other actions with respect to its Organizational Documents as are necessary to effect the Distribution in accordance with the terms of this Agreement and the Separation Agreement.

Section 7.17 Transaction Documents. RMT Partner shall, or shall cause its applicable Subsidiaries to, execute and deliver to the Company at or prior to the Closing each of the Transaction Documents to which it or any such Subsidiary is or will be a party at the Effective Time that have not previously been executed. The Company shall, or shall cause its applicable Subsidiaries to, execute and deliver to RMT Partner at or prior to the Closing each of the Transaction Documents to which it or any such Subsidiary is or will be a party at the Effective Time that have not previously been executed.

Section 7.18 Stock Exchange Listing. RMT Partner shall use its reasonable best efforts to cause the shares of RMT Partner Common Stock issuable pursuant to the Merger to be approved for listing on the NYSE, subject to official notice of issuance, as promptly as practicable after the date of this Agreement, and in any event prior to the Effective Time.

Section 7.19 Takeover Statutes. If any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other form of antitakeover Law shall become applicable to the transactions contemplated hereby, RMT Partner and the RMT Partner Board of Directors shall use all reasonable efforts to grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

Section 7.20 Works Council Matters. The Parties acknowledge and agree that they will satisfy all notification and consultation obligations in all material respects with respect to the Separation, the Distribution and the Merger. The Parties shall reasonably cooperate with each other in connection with such notification and consultation processes, and RMT Partner shall be provided with a reasonable opportunity to review in advance any proposed communications in connection therewith, and any information to be provided related to the Transactions, including the SpinCo Financing, the RMT Partner Financing and the expected consequences of the Transactions, shall be mutually agreed to by RMT Partner and the Company.

Section 7.21 Further Assurances. Except as otherwise expressly provided in this Agreement, the Parties shall, and shall cause their respective Affiliates to, use their respective commercially reasonable efforts to take, or cause to be taken, all appropriate action to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under this Agreement or applicable Law as may be required to carry out the provisions of this Agreement and to consummate and make effective the Merger and the other Transactions (other than with respect to the matters covered in Section 7.4, which shall be governed by the provisions of Section 7.4 and any consents required in connection with the Separation, which shall solely be governed by the Separation Agreement). In furtherance and not in limitation of the foregoing, each Party shall use commercially reasonable efforts to obtain all consents, approvals or waivers from third parties necessary in connection with the Merger and the other Transactions (other than with respect to the matters covered in Section 7.4, which shall be governed by the provisions of Section 7.4 and any consents required in connection with the Separation, which shall solely be governed by the Separation Agreement); provided that no Party or any of its Affiliates shall be required to commence any litigation or offer or pay any money or otherwise grant any accommodation (financial or otherwise) to any third party with respect to the foregoing. The failure to obtain any consents, approvals or waivers from third parties shall not in and of itself constitute a breach of this Agreement.

Section 7.22 Sole Stockholder Approvals. Immediately after the execution of this Agreement, (a) the Company will deliver the SpinCo Stockholder Approval to RMT Partner, and (b) RMT Partner, as the sole stockholder of Merger Sub, acting by written consent, will adopt this Agreement and approve the consummation of the transactions contemplated hereby, upon the terms and subject to the conditions stated herein and in accordance with the applicable provisions of the DGCL (the “Merger Sub Stockholder Approval”), and deliver a copy of the Merger Sub Stockholder Approval to the Company.

Section 7.23 Obligations of Merger Sub. RMT Partner shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Transactions, including the Merger, upon the terms and subject to the conditions set forth in this Agreement.

Section 7.24 Financial Statements.

(a) Upon the reasonable request of RMT Partner, the Company shall deliver to RMT Partner, as promptly as reasonably practicable, the unaudited statement of operations of the SpinCo Business for the three (3) months ended December 31, 2024 prepared on a GAAP basis for pro forma disclosure purposes only (the “SpinCo Unaudited December 2024 Financial Statements”). The Company shall deliver to RMT Partner, as promptly as reasonably practicable after the date hereof (and shall use commercially reasonable efforts to deliver the respective SpinCo Audited Financial Statements in accordance with the targeted timeline outlined in Section 7.24(a) of the SpinCo Disclosure Schedule), the audited combined and consolidated financial statements of (i) the SpinCo Business and (ii) to the extent required by applicable Law, SpinCo (before giving effect to the Separation) (except that for SpinCo, only an opening balance sheet shall be required), including the combined and consolidated balance sheets of (1) the SpinCo Business and (2) to the extent required by applicable Law, SpinCo (before giving effect to the Separation) as of September 30, 2025, September 30, 2024 and September 30, 2023, and the combined and consolidated statements of income, comprehensive income and cash flows of (x) the SpinCo Business and (y) to the extent required by applicable Law, SpinCo (before giving effect to the Separation) for the fiscal years ended September 30, 2025, September 30, 2024 and September 30, 2023, and the notes related thereto, prepared on a GAAP basis and together with an audit report, without qualification or exception thereto, on the financial statements from the independent accountants for the SpinCo Business and SpinCo (collectively, the “SpinCo Audited Financial Statements”) as well as consents of such independent accountants required to be filed with the RMT Partner Registration Statement no later than the filing of the RMT Partner Registration Statement.

(b) The Company shall, from the date hereof until the date on which RMT Partner files a Current Report on Form 8-K in connection with the Closing, which shall be within four (4) Business Days of the Closing (or no later than seventy-one (71) days thereafter if such Current Report on Form 8-K does not include all historical financial statements of SpinCo required pursuant to Item 9.01(a) of Form 8-K), deliver to RMT Partner, as promptly as reasonably practicable after the end of any fiscal quarter ending after the date hereof, copies of the unaudited combined balance sheet of the SpinCo Business as of the end of each fiscal quarter ending after September 30, 2025, the related unaudited combined statements of income, comprehensive income and cash flows of the SpinCo Business for each such fiscal quarter and the notes related thereto, together with comparable financial statements for the corresponding periods of the prior fiscal year, in each case, prepared on a GAAP basis, and in each case, to the extent required to be included or incorporated by reference in the Securities Filings or in connection with the SpinCo Financing, Permanent SpinCo Financing and RMT Partner Financing (collectively, the “SpinCo Subsequent Unaudited Financial Statements”), which SpinCo Subsequent Unaudited Financial Statements shall have been reviewed by the independent accountant for SpinCo in accordance with the procedures specified by the Public Company Accounting Oversight Board in AS 4105, Reviews of Interim Financial Information.

(c) In connection with the filing of the Securities Filings, as well as the SpinCo Financing, Permanent SpinCo Financing and RMT Partner Financing, as applicable, the Company shall use its commercially reasonable efforts prior to and after the Closing to cooperate with RMT Partner in connection with RMT Partner’s preparation of pro forma financial statements that comply with the rules and regulations of the SEC, including the requirements of Regulation S-X, including, without limitation the pro forma financial statements that are required to be filed with the SEC by RMT Partner as an exhibit to a Current Report on Form 8-K within four (4) Business Days of the Closing (or no later than seventy-one (71) days thereafter if such pro forma financial statements are not included in the Current Report on Form 8-K filed by RMT Partner within four (4) Business Days of the Closing).

Section 7.25 Notices of Certain Events. Subject to applicable Law and as otherwise required by any Governmental Authority, the Company and RMT Partner each shall keep the other reasonably apprised of the status of material matters relating to the consummation of the Transactions. The Company and RMT Partner each shall give reasonably prompt notice to the other of any change, event, development or effect that has had or would reasonably be expected to have a Company Material Adverse Effect, SpinCo Material Adverse Effect or a RMT Partner Material Adverse Effect, as applicable, or of any failure of any condition to the other Party’s obligation to consummate the Transactions; provided that the delivery of any notice pursuant to this Section 7.25 shall not affect or be deemed to modify any representation, warranty, covenant, right, remedy or condition to any obligation of any Party or update the SpinCo Disclosure Schedule or RMT Partner Disclosure Schedule, as applicable; provided, further, that any Party’s obligations, actions or inactions pursuant to this Section 7.25, in each case, in and of themselves, shall be deemed excluded for purposes of determining whether the condition set forth in Section 8.2(a) or Section  8.3(a), as applicable, has been satisfied.

Section 7.26 Transition Services Agreement. During the Interim Period, the Parties will take the actions set forth on Section 7.26 of the SpinCo Disclosure Schedule.

ARTICLE VIII

CONDITIONS TO THE MERGER

Section 8.1 Conditions to the Obligations of SpinCo, the Company, RMT Partner and Merger Sub to Effect the Merger. The respective obligations of each Party to consummate the Merger shall be subject to the fulfillment (or, to the extent permitted by applicable Law, waiver by the Company and RMT Partner) at or prior to the Closing of the following conditions:

(a) (i) Any applicable waiting period under the HSR Act with respect to the Merger shall have expired or been terminated; and (ii) any required consents, authorizations, approvals, orders, filings and declarations required to be obtained prior to the consummation of the Merger from a Governmental Authority under a Law set forth on Section 8.1(a) of the RMT Partner Disclosure Schedule (each, a “Requisite Regulatory Approval”) shall have been filed, occurred or been obtained (or any applicable waiting period thereunder shall have expired or been terminated), as applicable, without the imposition of any Burdensome Condition;

(b) The Separation and the Distribution shall have been consummated in accordance with the terms of the Separation Agreement in all material respects;

(c) Each of the RMT Partner Registration Statement and the SpinCo Registration Statement shall have become effective in accordance with the Securities Act or the Exchange Act, as applicable, and none shall be the subject of any stop order by the SEC or actual or threatened proceedings by a Governmental Authority seeking such a stop order;

(d) (i) No Governmental Authority of competent jurisdiction in the United States or in any jurisdiction set forth on Section 8.1(d) of the SpinCo Disclosure Schedule shall have enacted, issued or promulgated any law, statute, code, ordinance, rule or regulation, (ii) no Governmental Authority of competent jurisdiction in any jurisdiction where either SpinCo or RMT Partner conducts non de minimis operations or owns non de minimis amounts of assets shall have enacted, issued or promulgated after the date of this Agreement any law, statute, code, ordinance, rule or regulation and (iii) no Governmental Authority of competent jurisdiction shall have issued or granted any Order or injunction whether temporary, preliminary or permanent, in each of cases (i), (ii) and (iii), that remains in effect and that has the effect of restraining, enjoining or prohibiting the consummation of the Separation, the Distribution or the Merger (each, a “Legal Restraint”);

(e) The RMT Partner Stockholder Approval shall have been obtained; and

(f) The shares of RMT Partner Common Stock to be issued to the holders of shares of SpinCo Common Stock pursuant to the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

Section 8.2 Additional Conditions to the Obligations of the Company and SpinCo. The obligation of the Company and SpinCo to consummate the Merger shall be subject to the fulfillment (or, to the extent permitted by applicable Law, waiver by the Company) at or prior to the Closing of the following additional conditions:

(a) Each of RMT Partner and Merger Sub shall have performed and complied in all material respects with the obligations, covenants and agreements required by this Agreement to be performed or complied with by it at or prior to the Effective Time;

(b) The representations and warranties made by RMT Partner and Merger Sub set forth in Article VI (other than the first sentence of Section 6.1, Section 6.2, Section 6.3(a), Section 6.12(b), Section 6.22, Section 6.25 and Section 6.26), without giving effect to materiality, RMT Partner Material Adverse Effect or similar qualifications, shall be true and correct in all respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date), except to the extent the failure of such representations and warranties to be true and correct (without giving effect to materiality, RMT Partner Material Adverse Effect or similar qualifications) would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect. The representations and warranties made by RMT Partner and Merger Sub set forth in the first sentence of Section 6.1, Section 6.2, Section 6.22 and Section 6.26 shall be true and correct in all material respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date). The representations and warranties made by RMT Partner and Merger Sub set forth in Section 6.3(a), Section 6.12(b) and Section 6.25 shall be true and correct in all respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (other than for de minimis inaccuracies, in the case of the representations and warranties set forth in Section 6.3(a) and Section 6.25, and except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date);

(c) RMT Partner and Merger Sub shall have delivered to the Company a certificate dated as of the Closing Date signed by an executive officer of RMT Partner and Merger Sub to the effect that the conditions set forth in Section 8.2(a) and Section 8.2(b) have been satisfied;

(d) The Company shall have received the Company Merger Tax Opinion;

(e) The Company shall have received (i) the IRS Ruling in form and substance reasonably satisfactory to the Company, and such IRS Ruling shall continue to be valid and in full force and effect and (ii) the Distribution Tax Opinion in form and substance reasonably satisfactory to the Company; and

(f) The SpinCo Cash Distribution shall have occurred.

Section 8.3 Additional Conditions to the Obligations of RMT Partner and Merger Sub. The obligation of RMT Partner and Merger Sub to consummate the Merger shall be subject to the fulfillment (or, to the extent permitted by applicable Law, waiver by RMT Partner) at or prior to the Closing of the following additional conditions:

(a) Each of the Company and SpinCo shall have performed and complied in all material respects with the obligations, covenants and agreements required by this Agreement to be performed or complied with by it at or prior to the Effective Time;

(b) The representations and warranties made by the Company and SpinCo set forth in Article IV and Article V (other than Section 4.1, Section 4.2, Section 4.5, the first sentence of Section 5.1, Section 5.2, Section 5.3(a)-(c), Section 5.6(b), Section 5.7 and Section 5.21), without giving effect to materiality, “Company Material Adverse Effect”, “SpinCo Material Adverse Effect” or similar qualifications, shall be true and correct in all respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date), except to the extent the failure of such representations and warranties to be true and correct (without giving effect to materiality, “Company Material Adverse Effect”, “SpinCo Material Adverse Effect” or similar qualifications) would not reasonably be expected to have, individually or in the aggregate, a SpinCo Material Adverse Effect or Company Material Adverse Effect. The representations and warranties made by the Company and SpinCo set forth in Section 4.1, Section 4.2, Section 4.5, the first sentence of Section 5.1, Section 5.2, Section 5.7 and Section 5.21 shall be true and correct in all material respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date). The representations and warranties made by the Company and SpinCo set forth in Section 5.3(a)-(c) and Section 5.6(b) and shall be true and correct in all respects at and as of the date hereof and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (other than for de minimis inaccuracies, in the case of the representations and warranties set forth in Section 5.3(a)-(c), and except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date);

(c) The Company shall have delivered to RMT Partner a certificate dated as of the Closing Date signed by an executive officer of the Company to the effect that each of the conditions set forth in Section 8.3(a), and Section 8.3(b) have been satisfied; and

(d) RMT Partner shall have received the RMT Partner Merger Tax Opinion.

ARTICLE IX

TERMINATION

Section 9.1 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time:

(a) by mutual written agreement of the Company and RMT Partner;

(b) by the Company or RMT Partner, if the Closing shall not have occurred on or prior to July 13, 2026 (the “Outside Date”); provided that, if any of the conditions to the Closing set forth in Section 8.1(a) or Section 8.1(d) (solely as it relates to any Antitrust Law, Foreign Investment Law or Foreign Subsidies Regulation) have not been satisfied or waived (to the extent permitted by applicable Law) on or prior to 5:00 p.m. Eastern Time on the fourth Business Day prior to the Outside Date, but all other conditions to the Closing set forth in Article VIII have been satisfied or waived (to the extent permitted by applicable Law) (other than the conditions to the Closing set forth in Section 8.1(c) and Section 8.2(e) and those conditions that by their nature are to be satisfied at the Closing (including the conditions to the Closing set forth in Section 8.1(b), Section 8.2(c), Section 8.2(d), Section 8.2(f), Section 8.3(c) and Section 8.3(d), in each case, so long as such conditions are reasonably capable of being satisfied if the Closing were to occur on the Outside Date)), the Outside Date will be automatically extended, without any action on the part of any Party, to October 13, 2026 and, if so extended, such date shall be the “Outside Date”; provided, further, that, the right to terminate this Agreement pursuant to this Section 9.1(b) shall not be available to any Party whose action or failure to comply with its obligations under this Agreement or the Separation Agreement has been the primary cause of, or has primarily resulted in, the failure of the Closing to occur on or prior to such date; provided, further, notwithstanding the foregoing provisions of this Section 9.1(b), the Company and RMT Partner may mutually agree in writing to amend the Outside Date to any other date as they mutually agree;

(c) by the Company or RMT Partner, if any Legal Restraint permanently preventing or prohibiting consummation of the Merger or the Separation shall be in effect and shall have become final and non-appealable; provided that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to any Party whose action or failure to perform any of its obligations under this Agreement or the Separation Agreement is the primary cause of, or primarily resulted in, the enactment or issuance of any such Law;

(d) by RMT Partner upon written notice to the Company, in the event of a breach of any representation, warranty, covenant or agreement on the part of the Company or SpinCo, such that the conditions specified in Section 8.3(a) or Section 8.3(b) would not be satisfied at the Closing, and which, (i) with respect to any such breach that is capable of being cured by the Outside Date, is not cured by the Company or SpinCo by the earlier of: (x) sixty (60) days after receipt by the Company of written notice thereof or (y) the Outside Date, or (ii) is incapable of being cured prior to the Outside Date; provided that RMT Partner shall not have the right to terminate this Agreement pursuant to this Section 9.1(d) if RMT Partner or Merger Sub is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement to the extent such breach or breaches would give rise to the failure of a condition set forth in Section 8.2(a) or Section 8.2(b);

(e) by the Company upon written notice to RMT Partner, in the event of a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of RMT Partner or Merger Sub such that the conditions specified in Section 8.2(a) or Section 8.2(b) would not be satisfied at the Closing, and which, (i) with respect to any such breach that is capable of being cured by the Outside Date, is not cured by RMT Partner by the earlier of: (x) sixty (60) days after receipt by RMT Partner of written notice thereof; or (y) the Outside Date, or (ii) is incapable of being cured prior to the Outside Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(e) if the Company or SpinCo is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement to the extent such breach or breaches would give rise to the failure of a condition set forth in Section 8.3(a) or Section 8.3(b);

(f) by the Company or RMT Partner if the RMT Partner Stockholder Approval shall not have been obtained upon a vote taken thereon at the RMT Partner Stockholders Meeting, duly convened therefor, or at any adjournment or postponement thereof; provided that the right to terminate this Agreement pursuant to this Section 9.1(f) shall not be available to any Party whose action or failure to perform any of its obligations under this Agreement is the primary cause of, or primarily resulted in, the failure to obtain such RMT Partner Stockholder Approval; or

(g) by the Company, at any time prior to obtaining the RMT Partner Stockholder Approval, if the RMT Partner Board shall have effected a RMT Partner Adverse Recommendation Change.

Section 9.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 9.1, this Agreement shall forthwith become null and void and have no effect, without any Liability on the part of any Party; provided, however, that no such termination shall relieve any Party of any liability or damages resulting from Fraud or Willful Breach; provided, further, that Section 7.5(f), Section 7.5(i), Section 7.5(j), the fourth and fifth sentences of Section 7.7, this Section 9.2, Section 9.3 and Article X hereof shall survive any termination of this Agreement. The Confidentiality Agreement shall not be affected by a termination of this Agreement.

Section 9.3 Termination Fee; Other Fees and Expenses.

(a) Except as otherwise provided in the Separation Agreement or this Agreement, including this Section 9.3 and Section 7.5(f), and except for (x) the expenses in connection with filing, printing and mailing the RMT Partner Registration Statement, the Proxy Statement, the SpinCo Registration Statement and the Distribution Documents, which shall be borne equally by the Company and RMT Partner, (y) filing fees payable to any Governmental Authority in connection with the approvals required under Section 7.4(a), which shall be borne by SpinCo in the event that the Closing occurs, and (z) the Reimbursement Obligations, which shall be borne as set forth in Section 7.5(f), all fees and expenses incurred by the Parties shall be borne solely by the Party that has incurred such fees and expenses, whether or not the Merger is consummated.

(b) If this Agreement is terminated (i) pursuant to Section 9.1(g) (or pursuant to any other provision of Section 9.1 when the Company had the right to terminate this Agreement pursuant to Section 9.1(g)) or (ii) (A) pursuant to Section 9.1(e), (B) pursuant to Section 9.1(b) without a vote of the stockholders of RMT Partner contemplated by this Agreement at the RMT Partner Stockholders Meeting having occurred, or (C) pursuant to Section 9.1(f) and, in the case of each of clauses (B) and (C) (and with respect to clause (A), prior to such termination), a Competing Proposal shall have been publicly announced (or otherwise communicated to the RMT Partner Board) at any time after the date of this Agreement and (if made or communicated publicly) not publicly withdrawn at least five (5) Business Days prior to the date of termination or, with respect to clause (C), prior to the RMT Partner Stockholders Meeting, and within twelve (12) months after the date of such termination, a transaction in respect of a Competing Proposal is consummated or RMT Partner enters into a definitive agreement in respect of a Competing Proposal (which, in each case, need not be the same Competing Proposal that was made, disclosed or communicated prior to the termination hereof), then RMT Partner shall be obligated to pay to the Company $733,000,000 (the “RMT Partner Termination Fee”), by wire transfer of immediately available funds to an account or accounts specified by the Company on the second Business Day following termination of this Agreement (with respect to clause (i)) or the second Business Day following the earlier of the date RMT Partner enters into a definitive agreement in respect of and the date RMT Partner consummates the applicable transaction (with respect to clause (ii)); provided that, solely for purposes of this Section 9.3(b), the term “Competing Proposal” shall have the meaning set forth in Section 7.9(g), except that all references to 20% shall instead refer to 50%. In no event shall RMT Partner be required to pay the RMT Partner Termination Fee on more than one occasion.

(c) The payment of the RMT Partner Termination Fee shall be compensation and liquidated damages for the loss suffered by the Company as a result of the failure of the Merger to be consummated and to avoid the difficulty of determining damages under the circumstances. Each of the Parties acknowledges that the RMT Partner Termination Fee is not intended to be a penalty, but rather represents liquidated damages in a reasonable amount that will compensate the Company in the circumstances in which such RMT Partner Termination Fee is due and payable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement, which amount would otherwise be impossible to calculate with precision. Each Party further agrees that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Parties would not enter into this Agreement. Accordingly, if RMT Partner fails to pay any amounts due under this Section 9.3 and, in order to obtain such payment, the Company commences a suit that results in a judgment against RMT Partner for such amounts, RMT Partner shall pay interest on such amounts from the date payment of such amounts was due to the date of actual payment at the rate equal to the prime rate published in the Wall Street Journal for the relevant period plus two percent (2%), together with the costs and expenses of the Company (including reasonable legal fees and expenses) in connection with such suit. Subject to Section 9.2, payment by RMT Partner of the RMT Partner Termination Fee shall be the sole and exclusive remedy of the Company and SpinCo against RMT Partner, Merger Sub and their respective Subsidiaries in circumstances where the RMT Partner Termination Fee is payable hereunder. Notwithstanding anything to the contrary, nothing in this Agreement, including this Section 9.3, shall in any way limit the provisions of Section  10.8.

ARTICLE X

MISCELLANEOUS

Section 10.1 Non-Survival of Representations, Warranties and Agreements. The obligations, covenants and agreements that by their terms are to be performed following the Closing pursuant to any Transaction Document, including the Separation Agreement, or this Agreement shall survive the Effective Time in accordance with their terms and all other obligations, covenants and agreements herein and therein shall terminate and shall not survive the Closing. None of the representations or warranties in this Agreement or in any certificate or instrument delivered pursuant to this Agreement shall survive the Effective Time. The Confidentiality Agreement shall survive the execution and delivery of this Agreement and any termination of this Agreement, and the provisions of the Confidentiality Agreement shall apply to all information and material furnished by any Party or its Representatives thereunder or hereunder.

Section 10.2 Governing Law; Jurisdiction. This Agreement, and all claims, disputes, controversies or causes of action (whether in contract, tort, equity or otherwise) that may be based upon, arise out of or relate to this Agreement (including any schedule or exhibit hereto) or the negotiation, execution or performance of this Agreement (including any claim, dispute, controversy or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. Each of the Parties agrees that any Action related to this agreement shall be brought exclusively in the Court of Chancery of the State of Delaware or, if under applicable Law, exclusive jurisdiction over such matter is vested in the federal courts, any federal court in the State of Delaware and any appellate court from any thereof (the “Chosen Courts”). By executing and delivering this Agreement, each of the Parties irrevocably: (a) accepts generally and unconditionally submits to the exclusive jurisdiction of the Chosen Courts for any Action relating to this Agreement, including any Action brought for any remedy contemplated by Section 10.8; (b) waives any objections which such Party may now or hereafter have to the laying of venue of any such Action contemplated by this Section 10.2 and hereby further irrevocably waives and agrees not to plead or claim that any such Action has been brought in an inconvenient forum; (c) agrees that it will not attempt to deny or defeat the personal jurisdiction of the Chosen Courts by motion or other request for leave from any such court; (d) agrees that it will not bring any Action contemplated by this Section 10.2 in any court other than the Chosen Courts; (e) agrees that service of all process, including the summons and complaint, in any Action may be made by registered or certified mail, return receipt requested, to such Party at their respective addresses provided in accordance with Section 10.3 or in any other manner permitted by Law; and (f) agrees that service as provided in the preceding clause (e) is sufficient to confer personal jurisdiction over such Party in the Action, and otherwise constitutes effective and binding service in every respect. Each of the Parties hereto agrees that a final judgment in any Action in a Chosen Court as provided above may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law, and each Party further agrees to the non-exclusive jurisdiction of the Chosen Courts for the enforcement or execution of any such judgment.

Section 10.3 Notices. All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the national mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other internationally recognized overnight delivery service or (d) when delivered by facsimile (solely if receipt is confirmed) or email (so long as the sender of such email does not receive an automatic reply from the recipient’s email server indicating that the recipient did not receive such email), addressed as follows:

if to the Company or SpinCo, to:

Becton, Dickinson and Company
1 Becton Drive
Franklin Lakes, New Jersey 07417
Telephone:	(201) 847-6800
Attention:	Joseph LaSala
Chief Counsel-Transactions/M&A
Email:	[#####]

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Telephone:	(212) 403-1000
Attention:	David K. Lam; Jenna E. Levine
E-mail:	DKLam@wlrk.com; JELevine@wlrk.com

if to RMT Partner or Merger Sub, to:

Waters Corporation
34 Maple Street
Milford, MA 01757
Telephone:	(508) 478-2000
Attention:	General Counsel
Email:	[#####]

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
601 Lexington Ave
New York, NY 10022
Telephone:	(212) 446-4800
Attention:	Daniel E. Wolf, P.C.; David M. Klein, P.C.;
Allie M. Wein, P.C.; Steven M. Choi
E-mail:	daniel.wolf@kirkland.com; dklein@kirkland.com;
allie.wein@kirkland.com; steven.choi@kirkland.com

or to such other address or addresses as the Parties may from time to time designate in writing by like notice.

Section 10.4 Headings. The headings contained in this Agreement are inserted for convenience only and shall not be considered in interpreting or construing any of the provisions contained in this Agreement.

Section 10.5 Entire Agreement. This Agreement (including the Exhibits and Schedules hereto), the Confidentiality Agreement and the Transaction Documents constitute the entire agreement between the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings between the Parties with respect to such subject matter; provided, however, that for the sake of clarity, it is understood that this Agreement shall not supersede the terms and provisions of the Confidentiality Agreement, which shall survive and remain in effect until expiration or termination thereof in accordance with its respective terms (subject to the last sentence of Section 10.1). Notwithstanding the foregoing or any other provision of this Agreement to the contrary, the SpinCo Disclosure Schedule and RMT Partner Disclosure Schedule are “facts ascertainable” as that term is used in Section 251(b) of the DGCL, and do not form part of this Agreement but instead operate upon the terms of this Agreement as provided herein.

Section 10.6 Amendments and Waivers.

(a) Any Party may, at any time prior to the Closing, by action taken by its board of directors, or officers thereunto duly authorized, waive any of the terms or conditions of this Agreement or (without limiting Section 10.6(b)) agree to an amendment or modification to this Agreement by a duly executed agreement in writing; provided that after the RMT Partner Stockholder Approval has been obtained, no amendment or waiver shall be made that pursuant to applicable Law requires further approval or adoption by the stockholders of RMT Partner without such further approval or adoption. No waiver by any of the Parties of any breach hereunder shall be deemed to extend to any prior or subsequent breach hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No waiver by any of the Parties of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the Party sought to be charged with such waiver.

(b) This Agreement may be amended or modified, in whole or in part, only by a duly authorized agreement in writing executed by the Parties which makes reference to this Agreement; provided that any amendments or modifications of this Section 10.6(b) or Sections 10.2 or 10.7, to the extent materially adversely affecting any of the RMT Partner Lenders or the SpinCo Lenders, may not be entered into without the prior written consent of each of the RMT Partner Lenders or the SpinCo Lenders (such consent not to be unreasonably withheld, conditioned or delayed).

Section 10.7 Assignment; Parties in Interest; Non-Parties.

(a) No Party may assign its rights or delegate its duties under this Agreement without the prior written consent of the other Parties. Any attempted assignment or delegation in breach of this Section 10.7 shall be null and void. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any rights or remedies under or by reason of this Agreement, except as provided in Section 7.8 and Section 10.7(b) (which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons).

(b) Notwithstanding anything to the contrary in this Agreement, it is hereby agreed and acknowledged that this Agreement may only be enforced against, and any claims of action that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement may only be made against, the Parties hereto, and no former, current or future Affiliates, officers, directors, managers, employees, equityholders, lenders, financing sources, managers, members, partners, agents or representatives of any Party, in each case, who is not a Party to this Agreement, shall have any liability for any obligations of the Parties hereto or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby. Such Persons who are not Parties hereto are third party beneficiaries of Section 10.2, Section 10.6, Section 10.9 and this Section 10.7(b). For the avoidance of doubt, this Section 10.7(b) shall not affect (a) the rights of the Persons party to the SpinCo Commitment Letter to enforce the SpinCo Commitment Letter in accordance with its terms; or (b) the rights and obligations of the Parties hereto set forth in Section 7.5.

Section 10.8 Specific Performance.

(a) The Parties agree and acknowledge that the failure to perform under this Agreement will cause an actual, immediate and irreparable harm and injury and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, it is agreed that, (i) each of the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement by any other Party and to specifically enforce the terms and provisions of this Agreement, and (ii) prior to the Closing or any termination of this Agreement in accordance with Section 9.1, damages shall be awarded only in a case where a court of competent jurisdiction shall have determined that, notwithstanding the Parties’ intention for specific performance to be the applicable remedy prior to termination or the Closing, such specific performance is not available or otherwise will not be granted as a remedy.

(b) The Parties further agree that (i) by seeking the remedies provided for in this Section 10.8, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement, including monetary damages, subject to the terms hereof, (ii) nothing contained in this Section 10.8 shall require any Party to institute any proceeding for (or limit any Party’s right to institute any proceeding for) specific performance under this Section 10.8 before exercising any termination right under Section 9.1 (and pursuing damages after such termination), nor shall the commencement of any Action pursuant to this Section 10.8 or anything contained in this Section 10.8 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Section 9.1 or to pursue any other remedies under this Agreement that may be available then or thereafter and (iii) no Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 10.8, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

(c) To the extent either Party hereto brings any Action to enforce specifically the performance of the terms and provisions of this Agreement in accordance with this Section 10.8, the Outside Date shall automatically be extended by (i) the amount of time during which such Action is pending, plus twenty (20) Business Days, or (ii) such other time period established by the court presiding over such Action.

Section 10.9 WAIVER OF JURY TRIAL. THE PARTIES HEREBY UNCONDITIONALLY AND IRREVOCABLY WAIVE THEIR RIGHT TO TRIAL BY JURY IN ANY JUDICIAL PROCEEDING IN ANY COURT RELATING TO ANY DISPUTE, CONTROVERSY OR CLAIM ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT OR ANY TRANSACTION DOCUMENT (INCLUDING ANY SCHEDULE OR EXHIBIT HERETO AND THERETO) OR THE BREACH, TERMINATION OR VALIDITY OF SUCH AGREEMENTS OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF SUCH AGREEMENTS. NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY RELATED INSTRUMENTS. NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. EACH PARTY TO THIS AGREEMENT CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR INSTRUMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 10.9. NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION 10.9 WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

Section 10.10 Severability. If any provision of this Agreement or any Transaction Document, or the application of any such provision to any Person or circumstance, shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

Section 10.11 Counterparts. This Agreement may be executed in two or more counterparts (including by electronic or .pdf transmission), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of any signature page by facsimile, electronic or .pdf transmission shall be binding to the same extent as an original signature page.

Section 10.12 Certain Financing Provisions.

(a) Notwithstanding anything in this Agreement to the contrary, RMT Partner on behalf of itself and its Subsidiaries:

(i) agrees that any proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving the SpinCo Lender Parties, arising out of or relating to, this Agreement, the SpinCo Financing, the Permanent SpinCo Financing or any of the agreements (including the SpinCo Commitment Letter) entered into in connection with the SpinCo Financing or the Permanent SpinCo Financing or any of the transactions contemplated by this Agreement or the agreements entered into in connection with the SpinCo Financing or the Permanent SpinCo Financing or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such proceeding to the exclusive jurisdiction of such court;

(ii) agrees that any such proceeding shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in the SpinCo Commitment Letter or other applicable definitive document relating to the SpinCo Financing;

(iii) agrees not to bring or support any proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any SpinCo Lender Party in any way arising out of or relating to, this Agreement, the SpinCo Financing, the Permanent SpinCo Financing, the SpinCo Commitment Letter or any of the transactions contemplated by this Agreement or the SpinCo Commitment Letter or the performance of any services under the SpinCo Commitment Letter in any forum other than any federal or state court in the Borough of Manhattan, New York, New York;

(iv) agrees that service of process upon RMT Partner or its Subsidiaries in any such proceeding shall be effective if notice is given in accordance with Section 10.3;

(v) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such proceeding in any such court;

(vi) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any proceeding brought against any SpinCo Lender Party in any way arising out of or relating to, this Agreement, the SpinCo Financing, the Permanent SpinCo Financing, the SpinCo Commitment Letter or any of the transactions contemplated by this Agreement or the SpinCo Commitment Letter or the performance of any services under the SpinCo Commitment Letter;

(vii) agrees that none of the SpinCo Lender Parties will have any liability to RMT Partner or any of its Subsidiaries or any of their respective Affiliates or Representatives (other than, following the Closing Date, SpinCo and its Subsidiaries in accordance with the terms of the SpinCo Financing, the Permanent SpinCo Financing or the SpinCo Commitment Letter) solely relating to or arising out of this Agreement or any of the transactions contemplated by this Agreement, whether in law or in equity, whether in contract or in tort or otherwise and not related to the SpinCo Financing, the Permanent SpinCo Financing or the SpinCo Commitment Letter in any way;

(viii) hereby waives any and all claims and causes of action against the SpinCo Lender Parties in their capacity as SpinCo Lender Parties relating to or arising out of this Agreement, the SpinCo Financing, the Permanent SpinCo Financing, the SpinCo Commitment Letter or any of the transactions contemplated by this Agreement or the SpinCo Commitment Letter or the performance of any services under the SpinCo Commitment Letter (other than, following the Closing Date, with respect to the SpinCo Financing and/or the Permanent SpinCo Financing), whether in law or in equity, whether in contract or in tort or otherwise; and

(ix) agrees that the SpinCo Lender Parties are express third-party beneficiaries of, and may enforce, any of the provisions in this Agreement reflecting the foregoing agreements in this Section 10.12(a), and such provisions and the definitions of “SpinCo Lenders” and “SpinCo Lender Parties” (and any other provisions of this Agreement to the extent a modification thereof would affect the substance of any of the foregoing) shall not be amended in any way adverse to the SpinCo Lenders without the prior written consent of the SpinCo Lenders (such consent not to be unreasonably withheld, conditioned or delayed).

(b) Notwithstanding anything in this Agreement to the contrary, each of the Company and SpinCo on behalf of itself and its Subsidiaries:

(i) agrees that any proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving the RMT Partner Lender Parties, arising out of or relating to, this Agreement, the RMT Partner Financing or any of the agreements (including the RMT Partner Commitment Letter) entered into in connection with the RMT Partner Financing or any of the transactions contemplated by this Agreement or the agreements entered into in connection with the RMT Partner Financing or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such proceeding to the exclusive jurisdiction of such court;

(ii) agrees that any such proceeding shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in the RMT Partner Commitment Letter or other applicable definitive document relating to the RMT Partner Financing;

(iii) agrees not to bring or support any proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any RMT Partner Lender Party in any way arising out of or relating to, this Agreement, the RMT Partner Financing, the RMT Partner Commitment Letter or any of the transactions contemplated by this Agreement or the RMT Partner Commitment Letter or the performance of any services under the RMT Partner Commitment Letter in any forum other than any federal or state court in the Borough of Manhattan, New York, New York;

(iv) agrees that service of process upon the Company, SpinCo or their respective Subsidiaries in any such proceeding shall be effective if notice is given in accordance with Section 10.3;

(v) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such proceeding in any such court;

(vi) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any proceeding brought against any RMT Partner Lender Party in any way arising out of or relating to, this Agreement, the RMT Partner Financing, the RMT Partner Commitment Letter or any of the transactions contemplated by this Agreement or the RMT Partner Commitment Letter or the performance of any services under the RMT Partner Commitment Letter;

(vii) agrees that none of the RMT Partner Lender Parties will have any liability to the Company or SpinCo or their respective Subsidiaries or any of their respective Affiliates or Representatives (other than, following the Closing Date, RMT Partner and its Subsidiaries in accordance with the terms of the RMT Partner Financing, or the RMT Partner Commitment Letter) solely relating to or arising out of this

Agreement or any of the transactions contemplated by this Agreement, whether in law or in equity, whether in contract or in tort or otherwise and not related to the RMT Partner Financing or the RMT Partner Commitment Letter in any way;

(viii) hereby waives any and all claims and causes of action against the RMT Partner Lender Parties in their capacity as RMT Partner Lender Parties relating to or arising out of this Agreement, the RMT Partner Financing, the RMT Partner Commitment Letter or any of the transactions contemplated by this Agreement or the RMT Partner Commitment Letter or the performance of any services under the RMT Partner Commitment Letter (other than, following the Closing Date, with respect to the RMT Partner Financing), whether in law or in equity, whether in contract or in tort or otherwise; and

(ix) agrees that the RMT Partner Lender Parties are express third-party beneficiaries of, and may enforce, any of the provisions in this Agreement reflecting the foregoing agreements in this Section 10.12(b), and such provisions and the definitions of “RMT Partner Lenders” and “RMT Partner Lender Parties” (and any other provisions of this Agreement to the extent a modification thereof would affect the substance of any of the foregoing) shall not be amended in any way adverse to the RMT Partner Lenders without the prior written consent of the RMT Partner Lenders (such consent not to be unreasonably withheld, conditioned or delayed).

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

BECTON, DICKINSON AND COMPANY

By:	/s/ Thomas E. Polen
Name: Thomas E. Polen
Title: Chairman, Chief Executive Officer and President

AUGUSTA SPINCO CORPORATION

By:	/s/ Thomas E. Polen
Name: Thomas E. Polen
Title: Chairman, Chief Executive Officer and President

WATERS CORPORATION

By:	/s/ Udit Batra
Name: Udit Batra, Ph.D.
Title: President and Chief Executive Officer

BETA MERGER SUB, INC.

By:	/s/ Udit Batra
Name: Udit Batra, Ph.D.
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Annex B

SEPARATION AGREEMENT

BY AND AMONG

BECTON, DICKINSON AND COMPANY,

WATERS CORPORATION

AND

AUGUSTA SPINCO CORPORATION

DATED AS OF JULY 13, 2025

B-i

B-ii

SCHEDULES

Schedule 1.1	Accounting Principles
Schedule 1.2	Company Business
Schedule 1.3	Shared Services
Schedule 1.4	Software Contracts
Schedule 1.5	SpinCo Contracts
Schedule 1.6	SpinCo Intellectual Property
Schedule 1.7(a)	SpinCo Real Property
Schedule 1.7(b)	SpinCo Real Property Leases
Schedule 1.8	Exclusions from SpinCo Technology
Schedule 1.9	SpinCo Transferred Leased Property
Schedule 1.10	Transferred Entities
Schedule 2.1(a)	Reorganization Step Plan
Schedule 2.2(b)(v)	Company Intellectual Property
Schedule 2.2(b)(vi)	Company Technology
Schedule 2.3(a)(i)	SpinCo Discontinued or Divested Businesses
Schedule 2.3(b)(iv)	Company Liabilities
Schedule 2.11(a)(v)	Excess Cash
Schedule 2.11(a)(vi)	Retention Programs
Schedule 2.19	Minimum Cash
Schedule 4.11(b)	Management of Company-Controlled Actions
Schedule 8.4(a)	Ancillary Agreements

EXHIBIT

Exhibit A	Net Working Capital

B-iii

SEPARATION AGREEMENT

This SEPARATION AGREEMENT, dated as of July 13, 2025 (this “Agreement”), is by and among Becton, Dickinson and Company, a New Jersey corporation (the “Company”), Waters Corporation, a Delaware corporation (“RMT Partner”), and Augusta SpinCo Corporation, a Delaware corporation (“SpinCo”).

R E C I T A L S

WHEREAS, the Company, acting through itself and its direct and indirect Subsidiaries, currently conducts the SpinCo Business;

WHEREAS, SpinCo is a wholly owned Subsidiary of the Company;

WHEREAS, the Company intends to separate the SpinCo Business from the Company Business and to cause the SpinCo Assets to be transferred to SpinCo and the other members of the SpinCo Group and to cause the SpinCo Liabilities to be assumed by SpinCo and other members of the SpinCo Group, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Company will distribute all the shares of the common stock, $0.01 par value, of SpinCo (the “SpinCo Common Stock”) to the Company’s stockholders without consideration on a pro rata basis on the Distribution Date (the “Spin-Off”);

WHEREAS, the disposition by the Company of 100% of the SpinCo Common Stock by way of a Spin-Off is referred to as the “Distribution”;

WHEREAS, for U.S. federal income tax purposes, it is intended that (i) the Contribution (as defined herein) and the Distribution, taken together, shall qualify as a “reorganization” within the meaning of Sections 355(a) and 368(a)(1)(D) of the Code; (ii) the Merger (as defined herein) shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code; and (iii) this Agreement and the other Transaction Documents constitute, and are hereby adopted as, a “plan of reorganization” with respect to the Contribution and Distribution (taken together) within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) and for purposes of Sections 354, 361 and 368 of the Code;

WHEREAS, pursuant to that certain Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), by and among the Company, SpinCo, RMT Partner and Beta Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of RMT Partner (“Merger Sub”), immediately following the Distribution, Merger Sub will merge with and into SpinCo with SpinCo as the surviving entity (the “Merger”), whereupon each share of SpinCo Common Stock will be converted into the right to receive shares of common stock, par value $0.01 per share, of RMT Partner, all upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, the Board of Directors of the Company (the “Company Board”) and the Board of Directors of SpinCo have approved and declared advisable this Agreement and the transactions contemplated hereby, including the Reorganization and the Distribution, subject to such further action of the Company Board required, if applicable, to determine the structure of the Distribution, establish the Record Date and the Distribution Date, and the effectiveness of the declaration of the Distribution by the Company Board (which will be subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in this Agreement);

WHEREAS, each of the Company and SpinCo has determined that it is appropriate and desirable to set forth the principal corporate transactions required to effect the Reorganization and the Distribution and certain other agreements that will govern certain matters relating to the Reorganization and the Distribution and the relationship of the Company, SpinCo, RMT Partner and the members of their respective Groups following the Distribution; and

WHEREAS, the Parties acknowledge that this Agreement, the Merger Agreement and the other Transaction Documents represent the integrated agreement of the Company, SpinCo and RMT Partner relating to the Reorganization and the Distribution, are being entered into together, and would not have been entered into independently.

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

For the purpose of this Agreement, the following terms shall have the following meanings:

“Accounting Principles” shall have the meaning set forth on Schedule 1.1.

“Action” shall mean any demand, action, claim, dispute, suit, countersuit, arbitration, inquiry, subpoena, proceeding or investigation of any nature (whether criminal, civil, legislative, administrative, regulatory, prosecutorial or otherwise) by or before any federal, state, local, foreign or international Governmental Authority or any arbitration or mediation tribunal.

“Affiliate” shall mean, when used with respect to a specified Person (at any point of time or with respect to a period of time, as applicable), a Person that, directly or indirectly, through one (1) or more intermediaries, controls, is controlled by or is under common control with such specified Person. For the purpose of this definition, “control” (including, with correlative meanings, “controlled by” and “under common control with”), when used with respect to any specified Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other interests, by contract, agreement, obligation, indenture, instrument, lease, promise, arrangement, release, warranty, commitment, undertaking or otherwise. It is expressly agreed that, from and after the Distribution Time, for purposes of this Agreement, the Merger Agreement, the Transfer Documents and the other Transaction Documents, (a) no member of the SpinCo Group or the RMT Partner Group shall be deemed to be an Affiliate of any member of the Company Group and (b) no member of the Company Group shall be deemed to be an Affiliate of any member of the SpinCo Group or RMT Partner Group.

“Agreement” shall have the meaning set forth in the Preamble.

“Approvals or Notifications” shall mean any consents, waivers, approvals, permits or authorizations to be obtained from, notices, registrations or reports to be submitted to, or other filings to be made with, any Third Party, including any Governmental Authority.

“Assets” shall mean, with respect to any Person, the assets, properties, claims and rights (including goodwill) of such Person, wherever located (including in the possession of vendors or other Third Parties or elsewhere), of every kind, character and description, whether real, personal or mixed, tangible, intangible or contingent, in each case, whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of such Person, including rights and benefits pursuant to any Contract, license, Permit, mortgage, concession, franchise, undertaking or other arrangement.

“Audited Party” shall have the meaning set forth in Section 6.1(c).

“BD Name and BD Marks” shall mean any Trademark, other than the Trademarks included in the SpinCo Intellectual Property (including the Trademarks set forth in Schedule 1.6), owned by the Company or any of its Subsidiaries immediately prior to the Closing Date (including the trade dress, look-and-feel and visual identity of the Company or any of its Subsidiaries and their respective products and services). For the avoidance of doubt, BD Name and BD Marks include the names, Trademarks, monograms, domain names, media accounts or “handles” with Facebook, LinkedIn, X (formerly known as Twitter) and other social media platforms, and other source or business identifiers of either Party or any member of its Group using or containing “BD” or “Becton Dickinson” either alone or in combination with other words or elements, and all names, Trademarks, monograms, domain names, social media accounts and other source or business identifiers confusingly similar to or embodying any of the foregoing either alone or in combination with other words or elements.

“Business Day” shall have the meaning set forth in the Merger Agreement.

“Cash Transfer” shall mean (a) if the Cash Transfer Amount is a positive number, a cash payment from SpinCo to the Company in an amount equal to the Cash Transfer Amount and (b) if the Cash Transfer Amount is a negative number, a cash payment from the Company to SpinCo in an amount equal to the absolute value of the Cash Transfer Amount.

“Cash Transfer Amount” shall mean the sum of (a) the Estimated Net Working Capital Adjustment (which may be positive or negative), minus (b) the Estimated SpinCo Indebtedness, plus (c) the Estimated SpinCo Expense Reimbursement.

“Chosen Courts” shall have the meaning set forth in Section 10.3(b).

“Closing” shall have the meaning set forth in the Merger Agreement.

“Closing Date” shall have the meaning set forth in the Merger Agreement.

“Code” shall mean the Internal Revenue Code of 1986.

“Common-Equivalent Company Preferred Stock” shall have the meaning set forth in Section 3.1(d).

“Company” shall have the meaning set forth in the Preamble.

“Company Accounts” shall have the meaning set forth in Section 2.12(a).

“Company Assets” shall have the meaning set forth in Section 2.2(b).

“Company Board” shall have the meaning set forth in the Recitals.

“Company Books and Records” shall have the meaning set forth in Section 2.2(a)(x).

“Company Business” shall mean all businesses, operations and activities (whether or not such businesses, operations or activities are or have been terminated, divested or discontinued) conducted at any time prior to the Distribution Time by either the Company or SpinCo or any member of its Group (other than the SpinCo Business), it being understood that Company Business shall include the businesses set forth on Schedule 1.2.

“Company Common Stock” shall have the meaning set forth in the Merger Agreement.

“Company-Controlled Actions” shall have the meaning set forth in Section 4.11(b).

“Company Group” shall mean the Company and each Person that is a Subsidiary of the Company (other than SpinCo and any other member of the SpinCo Group).

“Company Indemnitees” shall have the meaning set forth in Section 4.2.

“Company Liabilities” shall have the meaning set forth in Section 2.3(b).

“Company Marks” shall have the meaning set forth in Section 8.2.

“Company Support Obligations” shall mean all guarantees, letters of credit, comfort letters, bonds, sureties and other credit support or assurances made or issued by or on behalf of the Company or any of its Affiliates (other than the members of the SpinCo Group) in support of any obligation of any member of the SpinCo Group.

“Confidentiality Agreement” shall have the meaning set forth in the Merger Agreement.

“Contract” shall have the meaning set forth in the Merger Agreement.

“Contract Manufacturing Agreements” shall have the meaning set forth in the Merger Agreement.

“Contribution” shall mean the contribution (as part of the Reorganization and immediately prior to, or otherwise in connection with and in anticipation of, the Distribution) by the Company of (a) the SpinCo Assets and (b) the Cash Transfer (if the Cash Transfer Amount is a negative number) to SpinCo in exchange for (w) the assumption of the SpinCo Liabilities by SpinCo, (x) the actual or deemed issuance by SpinCo to the Company of shares of SpinCo Common Stock, (y) the payment by SpinCo to the Company of the SpinCo Cash Distribution and (z) the payment by SpinCo to the Company of the Cash Transfer (if the Cash Transfer Amount is a positive number).

“Covered Policies” shall have the meaning set forth in Section 5.1(b).

“CPR” shall have the meaning set forth in Section 7.2.

“Cut-Off Time” shall have the meaning set forth in Section 2.11(a)(iv). For the avoidance of doubt, the SpinCo Cash Distribution shall be paid pursuant to Section 3.2(a)(ix) prior to the Cut-Off Time.

“Deferred SpinCo Local Business” shall mean each jurisdiction in which, due to the requirements of applicable Laws, the need to obtain certain consents from local Governmental Authorities or to the extent otherwise necessary, the Parties have agreed to defer until after the Distribution Time the transfer of legal title to all or a portion of the SpinCo Assets and the assumption of all or a portion of the SpinCo Liabilities from the Company or a member of the Company Group to SpinCo or a member of the SpinCo Group.

“Delayed Company Asset” shall have the meaning set forth in Section 2.4(h).

“Delayed Company Liability” shall have the meaning set forth in Section 2.4(h).

“Delayed SpinCo Asset” shall have the meaning set forth in Section 2.4(c).

“Delayed SpinCo Liability” shall have the meaning set forth in Section 2.4(c).

“Disclosure Document” shall mean (a) the registration statement on Form 10 to be filed by or on behalf of SpinCo or a member of the SpinCo Group with the SEC or any other registration statement to be filed by or on behalf of SpinCo or a member of the SpinCo Group with the SEC to effect the registration of shares of SpinCo Common Stock in connection with the Distribution, and also includes any amendment or supplement thereto, and (b) any information statement, prospectus, offering memorandum, offering circular, current or periodic report or similar disclosure document, whether or not filed with or furnished to the SEC or any other Governmental Authority by SpinCo or the Company or any member of their respective Groups, in connection with the Distribution, in each case, which describes the Reorganization or the SpinCo Group or primarily relates to the transactions contemplated by this Agreement, the Merger Agreement or any of the other Transaction Documents.

“Dispute” shall have the meaning set forth in Section 7.1.

“Disputed Items” shall have the meaning set forth in Section 2.11(e).

“Distribution” shall have the meaning set forth in the Recitals.

“Distribution Agent” shall mean the trust company or bank duly appointed by the Company, and reasonably acceptable to RMT Partner, to act as distribution agent, transfer agent and registrar for the SpinCo Common Stock in connection with the Distribution.

“Distribution Date” shall mean the date on which the Company distributes all of the issued and outstanding shares of SpinCo Common Stock to the Record Holders.

“Distribution Tax Opinion” shall have the meaning set forth in the Merger Agreement.

“Distribution Time” shall mean the time at which the Distribution occurs on the Distribution Date, which for accounting purposes shall be deemed to be 12:01 a.m., New York City time, unless another time is selected by the Parties.

“Dutch Consultation Process” shall have the meaning set forth in Section 2.17(b).

“Dutch Trade Union Process” shall have the meaning set forth in Section 2.18.

“e-mail” shall have the meaning set forth in Section 10.6.

“Effective Time” shall have the meaning set forth in the Merger Agreement.

“Employee Matters Agreement” shall have the meaning set forth in the Merger Agreement.

“Environmental Law” shall mean any Law relating to pollution, protection or restoration of or prevention of harm to the environment or natural resources, including the use, handling, transportation, treatment, storage, disposal, Release or discharge of, or exposure to, Hazardous Materials, or the protection of or prevention of harm to human health and safety.

“Environmental Liabilities” shall mean all Liabilities relating to, arising out of or resulting from any Hazardous Materials, Environmental Law or Contract relating to environmental, health or safety matters (including all removal, remediation or cleanup costs, investigatory or monitoring costs, corrective action or response costs, natural resources damages, property damages, personal injury damages or with any settlement, judgment or other determination of Liability and indemnity, contribution or similar obligations) and all costs and expenses, interest, fines, penalties or other monetary sanctions in connection therewith.

“Equity Interests” means: (a) the shares of capital stock of a corporation; (b) the general or limited partnership interests of any partnership; (c) the membership or other ownership interest of any limited liability company; (d) the equity securities or other ownership interests of any kind of any other legal entity; or (e) any option, warrant or other right to convert into or otherwise receive any of the foregoing or any other similar Contract pursuant to which such corporation, partnership, limited liability company or other legal entity is or may become obligated to issue any of the foregoing, in any such case of any of clauses (a) through (e) of this definition, whether owned or held beneficially, of record or legally.

“Estimated Net Working Capital” shall have the meaning set forth in Section 2.11(b).

“Estimated Net Working Capital Adjustment” shall have the meaning set forth in Section 2.11(a)(i).

“Estimated SpinCo Expense Reimbursement” shall have the meaning set forth in Section 2.11(a)(ii).

“Estimated SpinCo Indebtedness” shall have the meaning set forth in Section 2.11(b).

“Excess Borrowed Amount” shall have the meaning set forth in the Tax Matters Agreement.

“Excess Borrowed Proceeds” shall mean an amount of cash equal to the Excess Borrowed Amount, if the Excess Borrowed Amount is greater than zero.

“Excess Cash” shall mean, without duplication, (a) in each jurisdiction set forth on Schedule 2.11(a)(v), the aggregate amount, if any, of cash and cash equivalents of SpinCo and the other members of the SpinCo Group as of the Cut-Off Time held in bank accounts in such jurisdiction that is in excess of the amount set forth on Schedule 2.11(a)(v) with respect to such jurisdiction and (b) the aggregate amount, if any, of total cash and cash equivalents of SpinCo and the other members of the SpinCo Group as of the Cut-Off Time in excess of $160,000,000 (in the case of each of (a) and (b), excluding any Excluded Cash and any Excess Borrowed Proceeds).

“Exchange Act” shall mean the U.S. Securities Exchange Act of 1934.

“Excluded Cash” shall have the meaning set forth in Section 2.2(a)(xiii).

“Final Adjustment Statement” shall have the meaning set forth in Section 2.11(e).

“Final Cash Transfer Amount” shall mean an amount equal to the sum of (a) the Final Net Working Capital Adjustment (which may be positive or negative), plus (b) the Final SpinCo Cash, minus (c) the Final SpinCo Indebtedness plus (d) the Final SpinCo Expense Reimbursement.

“Final Net Working Capital” shall have the meaning set forth in Section 2.11(i).

“Final Net Working Capital Adjustment” shall have the meaning set forth in Section 2.11(a)(iii).

“Final SpinCo Cash” shall mean the SpinCo Cash as of the Cut-Off Time as determined pursuant to Section 2.11.

“Final SpinCo Expense Reimbursement” shall mean the SpinCo Expense Reimbursement as determined pursuant to Section 2.11.

“Final SpinCo Indebtedness” shall mean the SpinCo Indebtedness as of the Cut-Off Time as determined pursuant to Section 2.11.

“French Consultation Process” shall have the meaning set forth in Section 2.17(a).

“GAAP” shall mean United States generally accepted accounting principles.

“Governmental Approvals” shall mean any Approvals or Notifications to be made to, or obtained from, any Governmental Authority.

“Governmental Authority” shall mean any nation or government, any state, municipality or other political subdivision thereof, and any entity, body, agency, commission, department, board, bureau, court, tribunal or other instrumentality, whether federal, state, local, domestic, foreign or multinational, exercising executive, legislative, judicial, regulatory, administrative or other similar functions of, or pertaining to, a government and any executive official thereof.

“Group” shall mean either the SpinCo Group or the Company Group, as the context requires.

“Hazardous Materials” shall mean any chemical, material, substance, waste, pollutant or contaminant that could result in Liability or that is prohibited, limited or regulated by or pursuant to, any Environmental Law, and any substance that could cause harm to human health or the environment, including petroleum, petroleum products and byproducts, asbestos and asbestos-containing materials, urea formaldehyde foam insulation, electronic, medical or infectious wastes, polychlorinated biphenyls, per- and polyfluoroalkyl substances, radon gas, radioactive substances, chlorofluorocarbons and all other ozone-depleting substances.

“Indemnifying Party” shall have the meaning set forth in Section 4.4(a).

“Indemnitee” shall have the meaning set forth in Section 4.4(a).

“Indemnity Payment” shall have the meaning set forth in Section 4.4(a).

“Independent Accounting Firm” shall have the meaning set forth in Section 2.11(e).

“Independent Accounting Firm’s Report” shall have the meaning set forth in Section 2.11(e).

“Information Technology” shall mean all computer systems (including hardware, computers, servers, workstations, routers, hubs, switches, and data communication lines), network and telecommunications equipment, Internet-related information technology infrastructure, and other information technology equipment, and all associated documentation.

“Initial Adjustment Statement” shall have the meaning set forth in Section 2.11(b).

“Insurance Proceeds” shall mean those monies:

(a) received by an insured from an insurance carrier; or

(b) paid by an insurance carrier on behalf of the insured;

in any such case net of any applicable premium adjustments (including reserves and retrospectively rated premium adjustments) and net of any costs or expenses incurred in the collection thereof.

“Intellectual Property” shall mean any and all common law and statutory intellectual property rights anywhere in the world arising under or associated with the following: (a) patents, patent applications, utility models, statutory invention registrations, certificates of invention, registered designs, utility models and similar or equivalent rights in inventions and designs, and all rights therein provided by international treaties or conventions (“Patents”); (b) trademarks, service marks, trade names, service names, trade dress, logos and other designations of origin, including any registrations and applications for registration of any of the foregoing (“Trademarks”); (c) rights associated with Internet domain names, social media accounts or “handles” with Facebook, LinkedIn, X (formerly known as Twitter) and similar social media platforms, and other names, identifiers, and locators associated with Internet addresses, sites, and services (“Internet Properties”); (d) copyrights and any other equivalent rights in works of authorship (including rights in Software or databases as a work of authorship) and any other related rights of authors, and all registrations and applications for registration of any of the foregoing (“Copyrights”); (e) trade secrets and industrial secret rights and rights in know-how, inventions (whether patentable or unpatentable and whether or not reduced to practice), data (including biological, chemical, pharmacological, toxicological, pharmaceutical, physical and analytical, safety, quality control, manufacturing and preclinical and clinical data), technical, scientific, regulatory and other information, designs, ideas, research and development, discoveries, results, creations, improvements, techniques, algorithms, procedures, plans, processes, practices, methods, instructions, formulae, formulations, compositions, specifications, and confidential or proprietary marketing, pricing, distribution, cost and sales information, and any other confidential or proprietary business or technical information, in each case, that derive independent economic value, whether actual or potential, from not being known to others (“Trade Secrets”); and (f) all other similar or equivalent intellectual property or proprietary rights anywhere in the world, whether registered or not registered, together with the right to apply for the registration of any such rights, and all rights or forms of protection having equivalent or similar effect, in any jurisdiction.

“Intellectual Property Matters Agreement” shall have the meaning set forth in the Merger Agreement.

“Interim Period” shall have the meaning set forth in the Merger Agreement.

“Inventory” shall mean all raw materials, parts, components, supplies, goods, materials, works-in-process, finished goods and products, inventory, packaging and stock in trade.

“IRS Ruling” shall have the meaning set forth in the Merger Agreement.

“Law” shall mean any national, foreign, international, multinational, supranational, federal, state, provincial, local or similar law (including common law), statute, code, order, directive, guidance, ordinance, rule, regulation, treaty (including any income tax treaty), license, Permit, authorization, approval, consent, decree, injunction, binding judicial or administrative interpretation or other requirement, in each case, enacted, promulgated, issued or entered by a Governmental Authority.

“Liabilities” shall mean all debts, guarantees, assurances, commitments, liabilities, responsibilities, Losses, remediation, deficiencies, fines, settlements, sanctions, costs, interest and obligations of any nature or kind, whether accrued or fixed, absolute or contingent, matured or unmatured, accrued or not accrued, asserted or unasserted, liquidated or unliquidated, foreseen or unforeseen, known or unknown, reserved or unreserved, or determined or determinable, including those arising under any Law, Action (including any Third-Party Claim) or order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority or arbitration tribunal, and those arising under any Contract, release or warranty, or any fines, damages or equitable relief that is imposed, in each case, including all costs and expenses relating thereto.

“Losses” shall mean actual losses (including any diminution in value), costs, damages, penalties and expenses (including legal and accounting fees and expenses and costs of investigation and litigation), whether or not involving a Third-Party Claim.

“Mediation Request” shall have the meaning set forth in Section 7.2.

“Merger” shall have the meaning set forth in the Recitals.

“Merger Agreement” shall have the meaning set forth in the Recitals.

“Merger Sub” shall have the meaning set forth in the Recitals.

“Minimum Cash” shall mean the cash and cash equivalents of any member of the SpinCo Group as of the Cut-Off Time set forth in Schedule 2.19.

“Mixed Action” shall have the meaning set forth in Section 4.11(d).

“Negotiation Request” shall have the meaning set forth in Section 7.1.

“Net Working Capital” shall have the meaning set forth in Section 2.11(a)(iii).

“Notice of Disagreement” shall have the meaning set forth in Section 2.11(d).

“NYSE” shall mean the New York Stock Exchange.

“Other Party’s Auditors” shall have the meaning set forth in Section 6.1(c).

“Outside Date” shall have the meaning set forth in the Merger Agreement.

“Parties” shall mean the parties to this Agreement, as appropriate.

“Permanent SpinCo Financing” shall have the meaning set forth in the Merger Agreement.

“Permits” shall mean permits, approvals, authorizations, consents, licenses or certificates issued by any Governmental Authority.

“Person” shall mean an individual, a general or limited partnership, a corporation, a trust, a joint venture, an unincorporated organization, a limited liability entity, any other entity and any Governmental Authority.

“Personal Information” shall have the meaning set forth in the Merger Agreement.

“Preferred Stock Exchange” shall have the meaning set forth in Section 3.1(d).

“Preferred Stock Recapitalization” shall have the meaning set forth in Section 3.1(d).

“Preliminary Adjustment Statement” shall have the meaning set forth in Section 2.11(c).

“Privileged Information” shall mean any information, in written, oral, electronic or other tangible or intangible forms, including any communications by or to attorneys (including attorney-client privileged communications), memoranda and other materials prepared by attorneys or under their direction (including attorney work product), as to which a Party or any member of its Group would be entitled to assert or have asserted a legal privilege or other legal protection, including the attorney-client privilege, attorney work product privilege, and confidentiality privileges applying to federally authorized tax practitioners under Section 7525 of the Code (or any similar provision of state, local, foreign or other tax law).

“Procedure” shall have the meaning set forth in Section 7.2.

“Record Date” shall mean 5:00 p.m., Eastern Time, on the date to be determined by the Company Board (or a committee thereof) as the record date for the determination of holders of record of shares of Company Common Stock entitled to receive SpinCo Common Stock pursuant to the Distribution.

“Record Holders” shall mean the holders of record of shares of Company Common Stock as of the Record Date.

“Registered IP” shall mean all United States, international or foreign (a) Patents and Patent applications, (b) registered Trademarks and applications to register Trademarks, (c) registered Copyrights and applications for Copyright registration, and (d) registered Internet Properties.

“Reimbursement Obligations” shall have the meaning set forth in the Merger Agreement.

“Release” shall mean any release, spill, emission, discharge, leaking, pumping, pouring, dumping, emptying, escaping, injection, deposit, disposal, dispersal, leaching or migration of Hazardous Materials into or through the environment (including indoor or ambient air, surface water, groundwater and surface or subsurface strata).

“Reorganization” shall mean the steps taken to effect the separation of the SpinCo Business from the Company Business, as set forth in this Agreement, the Merger Agreement and the other applicable Transaction Documents, including the steps set forth in the Reorganization Step Plan and the Contribution.

“Reorganization Committee” shall have the meaning set forth in Section 2.1(c).

“Reorganization Step Plan” shall have the meaning set forth in Section 2.1(a).

“Representatives” shall mean, with respect to any Person, any of such Person’s directors, officers, employees, agents, consultants, advisors, accountants, attorneys or other representatives.

“Resolution Period” shall have the meaning set forth in Section 2.11(e).

“Restricted Cash” shall mean any cash and cash equivalents of any member of the SpinCo Group as of the Cut-Off Time that is (a) committed, held in escrow or held as collateral in respect of any obligation or (b) restricted or prohibited from being used in the jurisdiction where such cash is held due to applicable Law or Contract.

“Review Period” shall have the meaning set forth in Section 2.11(d).

“RMT Partner” shall have the meaning set forth in the Preamble.

“RMT Partner Financing” shall have the meaning set forth in the Merger Agreement.

“RMT Partner Group” shall mean RMT Partner and each Person that is or becomes a Subsidiary of RMT Partner (including, after the Effective Time, SpinCo and the members of the SpinCo Group).

“RMT Partner Special Dividend” shall have the meaning set forth in the Merger Agreement.

“SEC” shall mean the U.S. Securities and Exchange Commission.

“Securities Filings” shall have the meaning set forth in the Merger Agreement.

“Security Interest” shall mean any mortgage, security interest, pledge, lien, charge, claim, option, right to acquire, voting or other restriction, right-of-way, covenant, condition, easement, encroachment, restriction on transfer, or other encumbrance of any nature whatsoever.

“Separate Action” shall have the meaning set forth in Section 4.11(c).

“Shared Contract” shall have the meaning set forth in Section 2.9(a).

“Shared Services” shall mean the ancillary, proprietary or corporate shared services or processes that are provided to, or used in, both the SpinCo Business and the Company Business, including the services and processes described in Schedule 1.3.

“Software” shall mean any and all (a) computer programs, including any and all software implementation of algorithms, models and methodologies, whether in source code, object code, human readable form or other form; (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise; (c) descriptions, flow charts and other work products used to design, plan, organize and develop any of the foregoing; (d) screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons; and (e) documentation, including user manuals and other training documentation, relating to any of the foregoing.

“Specified Agreement” shall have the meaning set forth in Section 10.16(b).

“Specimen Management Business” shall have the meaning set forth in Schedule 1.2.

“Spin-Off” shall have the meaning set forth in the Recitals.

“SpinCo” shall have the meaning set forth in the Preamble.

“SpinCo Accounts” shall have the meaning set forth in Section 2.12(a).

“SpinCo Assets” shall have the meaning set forth in Section 2.2(a).

“SpinCo Books and Records” shall mean all books and records to the extent related to, used in or necessary, as of immediately prior to the Distribution Time, for the operation of the SpinCo Business, including financial, employee (including confidentiality, non-disclosure or intellectual property assignment agreements entered into by any SpinCo Group Employee), litigation, files relating to the prosecution or maintenance of any SpinCo Intellectual Property, all accounting and other books and general business operating documents, manuals, instruments, papers, surveys, specifications, drawings, analyses, books, books of account, records, reports, process files and files and data related thereto (including regulatory dossiers, correspondence and related documentation, as well as cost information, sales and pricing data, customer and supplier lists, records, data and correspondence (whether historical, current or prospective), formulations and specifications, technical, quality, maintenance and manufacturing information and materials prepared by Third Parties), and including, with respect to each member of the SpinCo Group, organizational and operating documents, qualifications to do business as a foreign corporation, arrangements with registered agents relating to foreign qualification, taxpayer and other identification numbers, seals, minute books, stock transfer books, blank stock certificates and other documents relating to the organization, maintenance and existence of each such member, in each case, whether in paper, microfilm, microfiche, computer tape or disc, magnetic tape, electronic or any other form; provided that SpinCo Books and Records shall not include any Intellectual Property or Technology.

“SpinCo Business” shall mean the business, operations and activities that constitute the BD Life Sciences business segment of the Company as narratively described in the Form 10-K of the Company for the period ending September 30, 2024, as such business, operations and activities are conducted prior to the Distribution Time by any member of the Company Group or the SpinCo Group (or any of their respective predecessors), but excluding the business, operations and activities that constitute the Specimen Management Business; provided that the SpinCo Business shall not include the Company Assets or the Company Business.

“SpinCo Cash” shall have the meaning set forth in Section 2.11(a)(v).

“SpinCo Cash Distribution” shall mean a cash distribution by SpinCo to the Company in the amount equal to four billion dollars ($4,000,000,000), subject to adjustment as set forth in Section 3.1(c)(ii) of the Merger Agreement.

“SpinCo Common Stock” shall have the meaning set forth in the Recitals.

“SpinCo Contracts” shall mean the following Contracts to which either the Company, SpinCo or any member of their respective Groups is a party or by which it or any member of their respective Groups or any of their respective Assets is bound, whether or not in writing:

(a) the vendor Contracts pursuant to which a Third Party provides Software to either the Company, SpinCo or any member of their respective Groups which are either exclusively related to the SpinCo Business or primarily related to the systems set forth on Schedule 1.4;

(b) other than any vendor Contracts with a Third Party pursuant to which such Third Party provides Information Technology to either the Company, SpinCo or any member of their respective Groups, (i) any customer, sales, distribution, purchase, rebate, reimbursement, payor, retail, development, research, collaboration, partnership, promotion, quality, regulatory, services, purchase order, statement of work, supply, vendor or other Contract, in each case, with a Third Party pursuant to which a Third Party provides or is required to provide logistics services to the SpinCo Business and entered into prior to the Distribution Time and where such Contract is primarily related to the SpinCo Business (but only to the extent that such Contract relates to the SpinCo Business or, if such Contract is exclusively related to the SpinCo Business, the entirety of such Contract); and (ii) any customer, sales, distribution, purchase, rebate, reimbursement, payor, retail, development, research, collaboration, partnership, promotion, quality, regulatory, services, purchase order, statement of work, supply, vendor or other Contract, in each case, with a Third Party pursuant to which a Third Party provides or is required to provide services (other than logistics services) to the SpinCo Business or pursuant to which the SpinCo Business sells or is required to sell any product or provides or is required to provide any service to a Third Party and entered into prior to the Distribution Time (but only to the extent that such Contract relates to the SpinCo Business or, if such Contract is exclusively related to the SpinCo Business, the entirety of such Contract);

(c) other than any Contracts of a type addressed in clause (a) or (b) above, and subject to Section 2.9(a), with respect to any customer, sales, distribution, purchase, rebate, reimbursement, payor, retail, development, research, collaboration, partnership, promotion, quality, regulatory, services, purchase order, statement of work, supply, vendor or other Contract, in each case, with a Third Party pursuant to which a Third Party supplies or is required to supply any product to the SpinCo Business, entered into prior to the Distribution Time, that portion of any such Contract that relates to the SpinCo Business (or, for such Contracts that are primarily related to the SpinCo Business, the entirety of such Contracts);

(d) other than any vendor Contracts with a Third Party pursuant to which such Third Party provides Information Technology to either the Company or SpinCo or any member of their respective Groups, or any Contracts of a type addressed in clause (a) above, (i) any Intellectual Property license agreement entered into prior to the Distribution Time exclusively related to the SpinCo Business and (ii) with respect to any Intellectual Property license agreement entered into prior to the Distribution Time that relates to the SpinCo Business but is not exclusively related to the SpinCo Business, that portion of any such license agreement that relates to the SpinCo Business;

(e) any guarantee, indemnity, representation, covenant, warranty or other Liability of either the Company, SpinCo or any member of their respective Groups solely to the extent in respect of any other SpinCo Contract, any SpinCo Liability or the SpinCo Business;

(f) any Contract that is expressly contemplated by this Agreement, the Merger Agreement or any of the other Transaction Documents to be assigned to SpinCo or any member of the SpinCo Group;

(g) any credit agreement, indenture, note or other financing agreement or instrument entered into by SpinCo and/or any member of the SpinCo Group in connection with the Distribution, including any SpinCo Financing and/or Permanent SpinCo Financing;

(h) any employment, change of control, retention, consulting, indemnification, termination, severance or other similar agreements with any SpinCo Group Employee or consultants of the SpinCo Group that are in effect as of the Distribution Time;

(i) any confidentiality agreements with prospective purchasers of the SpinCo Business to the extent such confidentiality agreements restrict the use or disclosure of information of the SpinCo Business or any SpinCo Asset;

(j) any Contracts or settlements set forth on Schedule 1.5, including the right to recover any amounts under such Contracts or settlements; and

(k) any other Contract exclusively related to the SpinCo Business; provided that the intention of this clause (k) is only to rectify any omission of any Contracts that, had the Parties given specific consideration to such Contract as of the date of this Agreement, would have been classified as a SpinCo Contract (and no Contract will be deemed to be a SpinCo Contract solely as a result of this clause (k) if it is within any category of Contracts addressed by any of clauses (a)-(j) above).

Notwithstanding the foregoing, SpinCo Contracts shall not in any event include (x) any Contract that is contemplated to be retained by the Company or any member of the Company Group from and after the Distribution Time pursuant to any provision of this Agreement, the Merger Agreement or any of the other Transaction Documents or (y) except with respect to the SpinCo Contracts as defined in clauses (a) and (e) above, any Contract pursuant to which a Third Party licenses or supplies to either the Company, SpinCo or any of the members of their respective Groups (i) Information Technology, (ii) Software other than as set forth on Schedule 1.4 or (iii) Technology or Intellectual Property that is not exclusively for the use and benefit of the SpinCo Business.

“SpinCo-Controlled Actions” shall have the meaning set forth in Section 4.11(a).

“SpinCo Designated Transaction Expenses” shall mean (a) the out-of-pocket cost of the premium or premiums actually incurred by any member of the Company or the SpinCo Group or on its or their respective behalf or for which it or they are liable, in each case, with respect to obtaining the prepaid directors’ and officers’ liability insurance policy or policies contemplated by the Merger Agreement; and (b) all Reimbursement Obligations to the extent any such amounts have not been reimbursed by RMT Partner to the Company as of or prior to the Closing.

“SpinCo Designees” shall mean any and all entities (including corporations, general or limited partnerships, trusts, joint ventures, unincorporated organizations, limited liability entities or other entities) designated by the Company that will be members of the SpinCo Group as of immediately prior to the Distribution Time.

“SpinCo Expense Reimbursement” shall mean all SpinCo Designated Transaction Expenses either incurred, paid or payable by any member of the Company Group or paid by any member of the SpinCo Group prior to Closing.

“SpinCo Financing” shall have the meaning set forth in the Merger Agreement.

“SpinCo Group” shall mean (a) prior to the Distribution Time, SpinCo and each Person that will be a Subsidiary of SpinCo as of immediately after the Distribution Time, including the Transferred Entities, even if, prior to the Distribution Time, such Person is not a Subsidiary of SpinCo; and (b) on and after the Distribution Time, SpinCo and each Person that is a Subsidiary of SpinCo immediately after the Distribution Time, and each other Person that becomes a Subsidiary of SpinCo.

“SpinCo Group Employee” shall have the meaning set forth in the Employee Matters Agreement.

“SpinCo Indebtedness” shall have the meaning set forth in Section 2.11(a)(vi).

“SpinCo Indemnitees” shall have the meaning set forth in Section 4.3.

“SpinCo Intellectual Property” shall mean (a) the Patents, Trademarks, Internet Properties and other Registered IP that are owned by either the Company, SpinCo or any of the members of their respective Groups as of immediately prior to the Distribution Time that are primarily used or primarily held for use by the SpinCo Business, including those set forth on Schedule 1.6, (b) all Intellectual Property (other than Patents, Trademarks, Internet Properties and other Registered IP) that are owned by either the Company, SpinCo or any of the members of their respective Groups as of immediately prior to the Distribution Time that are primarily used or primarily held for use by the SpinCo Business, and (c) (i) common law rights and rights of priority with respect to the same, (ii) rights to collect royalties, income and proceeds in connection therewith, (iii) rights to sue and recover for past, present and future infringement, misappropriation, dilution or other violation of such Intellectual Property against any Persons, (iv) the right to seek, recover and retain all remedies (including damages, royalties, fees, income payments and other proceeds due from and after the Distribution Time), including for the past or future infringement, misappropriation or violation of any of the foregoing, (v) any and all goodwill associated therewith, and (vi) equivalent rights that, now or hereafter, may be secured under the Laws of any jurisdiction, including all registrations, renewals, extensions, combinations and applications for any of such Intellectual Property.

“SpinCo Inventory” shall have the meaning set forth in Section 2.2(a)(v).

“SpinCo Liabilities” shall have the meaning set forth in Section 2.3(a).

“SpinCo Owned Real Property” shall mean the owned real property listed on Schedule 1.7(a), together with all improvements, fixtures and all appurtenances thereto and rights in respect thereof.

“SpinCo Permits” shall mean all Permits owned or licensed by either the Company, SpinCo or any member of their respective Groups primarily used or primarily held for use in the SpinCo Business as of the Distribution Time.

“SpinCo Real Property Leases” shall mean the leases, subleases, licenses, sublicenses or other agreements between the Company or any Subsidiary of the Company, as landlord, sublandlord, licensor or sublicensor, and any third Person with respect to any SpinCo Owned Real Property, as tenant, subtenant, licensee or sublicensee as of the date of this Agreement listed in Schedule 1.7(b).

“SpinCo Support Obligations” shall mean all guarantees, letters of credit, comfort letters, bonds, sureties and other credit support or assurances made or issued by or on behalf of SpinCo or any member of the SpinCo Group in support of any obligation of the Company or any member of the Company Group.

“SpinCo Technology” shall mean any Technology with respect to which the Intellectual Property therein is owned by either the Company, SpinCo or any member of their respective Groups to the extent that such Technology is (a) used in, held for use in, or necessary for the operation of the SpinCo Business as of the Distribution Time; and (b) all know-how or knowledge, including any know-how or knowledge of the SpinCo Group Employees that constitutes a Trade Secret owned by the Company or any of its Subsidiaries, to the extent related to the SpinCo Business, but in each case, excluding any Technology set forth on Schedule 1.8, any Information Technology and any SpinCo Books and Records. For clarity, SpinCo Technology does not include any Intellectual Property.

“SpinCo Transferred Leased Property” shall mean the leased real property listed on Schedule 1.9.

“Straddle Period” shall have the meaning set forth in Section 2.16.

“Subsidiary” shall mean, with respect to any Person, any corporation, limited liability company, joint venture or partnership of which such Person (a) beneficially owns, either directly or indirectly, more than fifty percent (50%) of (i) the total combined voting power of all classes of voting securities, (ii) the total combined economic interests, or (iii) the capital or profit interests, in the case of a partnership; or (b) otherwise has the power to vote, either directly or indirectly, sufficient securities to elect a majority of the board of directors or similar governing body.

“Tangible Information” shall mean information that is contained in written, electronic or other tangible forms.

“Tangible Personal Property” means all tangible personal property owned by the Company or SpinCo or any of the members of its Group as of the Distribution Time, including machinery, equipment (including marketing and transportation systems and related facilities), hardware, furniture, furnishings, fixtures, tools, test devices, prototypes, models, spare parts, supplies and apparatus; provided that “Tangible Personal Property” shall not include any Information Technology, Technology, Intellectual Property, Inventory or books and records.

“Target Net Working Capital” shall have the meaning set forth in Section 2.11(a)(vii).

“Tax” shall have the meaning set forth in the Tax Matters Agreement.

“Tax Counsel” shall have the meaning set forth in the Merger Agreement.

“Tax Matters Agreement” shall have the meaning set forth in the Merger Agreement.

“Tax Return” shall have the meaning set forth in the Tax Matters Agreement.

“Technology” shall mean embodiments of Intellectual Property, including blueprints, designs, design protocols, documentation, specifications for materials, specifications for parts and devices, and design tools, materials, manuals, recordings, graphs, drawings, reports, analyses and other writings, data, databases, Software, works of authorship in any media and know-how or knowledge of employees, relating to, embodying, or describing products, articles, apparatus, devices, processes, methods, formulae, recipes or other technical information; provided that “Technology” shall not include personal property, Information Technology, books and records or any Intellectual Property.

“Third Party” shall mean any Person other than the Parties or any members of their respective Groups.

“Third-Party Claim” shall have the meaning set forth in Section 4.5(a).

“Transaction Documents” shall have the meaning set forth in the Merger Agreement.

“Transfer Documents” shall have the meaning set forth in Section 2.1(b).

“Transferred Entities” shall mean the entities set forth on Schedule 1.10.

“Transition Period” shall have the meaning set forth in Section 8.2.

“Transition Services Agreement” shall have the meaning set forth in the Merger Agreement.

“Trusts” shall have the meaning set forth in Section 3.1(d).

“Unreleased Company Liability” shall have the meaning set forth in Section 2.5(b)(ii).

“Unreleased SpinCo Liability” shall have the meaning set forth in Section 2.5(a)(ii).

ARTICLE II

THE SEPARATION

2.1 Transfer of Assets and Assumption of Liabilities.

(a) Subject to Section 2.4, on or prior to the Distribution Time and prior to the Distribution, in accordance with the plan and structure set forth on Schedule 2.1(a) (the “Reorganization Step Plan”):

(i) Transfer and Assignment of SpinCo Assets. The Company shall, and shall cause the applicable members of its Group to, contribute, assign, transfer, convey and deliver to SpinCo, or the applicable SpinCo Designees, and SpinCo or such SpinCo Designees shall accept from the Company and the applicable members of the Company Group, all of the Company’s and such Company Group members’ respective direct or indirect right, title and interest in and to all of the SpinCo Assets (it being understood that if any SpinCo Asset shall be held by a Transferred Entity or a wholly owned Subsidiary of a Transferred Entity, such SpinCo Asset shall be deemed assigned, transferred, conveyed and delivered to SpinCo as a result of the transfer of all of the Equity Interests in such Transferred Entity from the Company or the applicable members of the Company Group to SpinCo or the applicable SpinCo Designee);

(ii) Acceptance and Assumption of SpinCo Liabilities. SpinCo and the applicable SpinCo Designees shall accept, assume and agree faithfully to perform, discharge and fulfill all of the SpinCo Liabilities in accordance with their respective terms. SpinCo and such SpinCo Designees shall be responsible for all SpinCo Liabilities, regardless of when or where such SpinCo Liabilities arose or arise, or the legal entity that incurred or holds the SpinCo Liability (provided that nothing contained in this Agreement or the other Transaction Documents shall preclude, restrict or otherwise inhibit SpinCo or one or more of the applicable SpinCo Designees from asserting against Third Parties any defenses available to the legal entity that incurred or holds such SpinCo Liability), or whether the facts on which they are based occurred prior to, at or subsequent to the Distribution Time, regardless of where or against whom such SpinCo Liabilities are asserted or determined (including any SpinCo Liabilities arising out of claims made by the Company’s or SpinCo’s respective directors, officers, employees, agents, Subsidiaries or Affiliates against any member of the Company Group or the SpinCo Group) or whether asserted or determined prior to the date hereof, and regardless of whether arising from or alleged to arise from negligence, recklessness, violation of Law, fraud or misrepresentation by any member of the Company Group or the SpinCo Group, or any of their respective directors, officers, employees, agents, Subsidiaries or Affiliates;

(iii) Transfer and Assignment of Company Assets. The Company and SpinCo shall cause SpinCo and the SpinCo Designees to contribute, assign, transfer, convey and deliver to the Company or certain members of the Company Group designated by the Company, and the Company or such other members of the Company Group shall accept from SpinCo and the SpinCo Designees, all of SpinCo’s and such SpinCo Designees’ respective direct or indirect right, title and interest in and to all Company Assets held by SpinCo or a SpinCo Designee; and

(iv) Acceptance and Assumption of Company Liabilities. The Company and certain members of the Company Group designated by the Company shall accept and assume and agree faithfully to perform, discharge and fulfill all of the Company Liabilities held by SpinCo or any SpinCo Designee and the Company and the applicable members of the Company Group shall be responsible for all Company Liabilities in accordance with their respective terms, regardless of when or where such Company Liabilities arose or arise, or the legal entity that incurred or holds the Company Liability (provided that nothing contained in this Agreement or the other Transaction Documents shall preclude, restrict or otherwise inhibit the Company or one or more of the applicable members of the Company Group designated by the Company from asserting against Third Parties any defenses available to the legal entity that incurred or holds such Company Liability), or whether the facts on which they are based occurred prior to or subsequent to the Distribution Time, regardless of where or against whom such Company Liabilities are asserted or determined (including any such Company Liabilities arising out of claims made by the Company’s or SpinCo’s respective directors, officers, employees, agents, Subsidiaries or Affiliates against any member of the Company Group or the SpinCo Group) or whether asserted or determined prior to the date hereof, and regardless of whether arising from or alleged to arise from negligence, recklessness, violation of Law, fraud or misrepresentation by any member of the Company Group or the SpinCo Group, or any of their respective directors, officers, employees, agents, Subsidiaries or Affiliates.

(b) Transfer Documents. In furtherance of the contribution, assignment, transfer, conveyance and delivery of the Assets and the assumption of the Liabilities in accordance with Section 2.1(a), and without prejudice to any actions taken to implement, or documents entered into between or among the Company, SpinCo or members of their respective Groups to implement, or in furtherance of, the Reorganization Step Plan prior to the date hereof, (i) each of the Company and SpinCo shall execute and deliver, and shall cause the applicable members of its Group to execute and deliver, to the other Party, such bills of sale, quitclaim deeds, stock powers, certificates of title, assignments of contracts and other instruments of transfer, conveyance and assignment as and to the extent necessary to evidence the transfer, conveyance and assignment of all of such Party’s and the applicable members of its Group’s right, title and interest in and to such Assets to the other Party and the applicable members of its Group in accordance with Section 2.1(a), (ii) each of the Company and SpinCo shall execute and deliver, and shall cause the applicable members of its Group to execute and deliver, to the other Party, such assumptions of contracts and other instruments of assumption as and to the extent necessary to evidence the valid and effective assumption of the Liabilities by such Party and the applicable members of its Group in accordance with Section 2.1(a) and (iii) each of the Company and SpinCo will take, and will cause each member of its respective Group to take, such actions as are reasonably necessary to consummate the transactions contemplated by the Reorganization Step Plan (whether prior to, at or after the Distribution Time). The Company may make changes to the Reorganization Step Plan in its reasonable discretion; provided that, the prior written consent of RMT Partner (which consent shall not be unreasonably withheld, conditioned or delayed) shall be required (i) with respect to any change to the Reorganization Step Plan which has an adverse impact on RMT

Partner or any member of the SpinCo Group or SpinCo Asset in any non-de minimis respect (other than an impact, the cost or Liabilities for which are fully reimbursed to the RMT Partner or SpinCo Group or otherwise fully borne by the Company), or (ii) to the extent such changes would reasonably be expected to materially impair, materially delay or otherwise have a material adverse effect on, in each case individually or in the aggregate, the ability of the Company to perform its obligations hereunder or to consummate the transactions contemplated (x) hereby, including the Reorganization and (y) in the IRS Ruling. All of the foregoing documents contemplated by this Section 2.1(b)(i) and (ii) (including any documents entered into between or among any of the Parties or members of their respective Groups to implement, in furtherance of or in connection with the Reorganization Step Plan prior to the date hereof but excluding, for the avoidance of doubt, the IRS Ruling) shall be referred to collectively herein as the “Transfer Documents.” The Company (or, prior to the Distribution Date, SpinCo) will afford RMT Partner a reasonable opportunity to, and RMT Partner shall promptly, review any Transfer Documents prior to execution, and the Company (or, prior to the Distribution Date, SpinCo) shall give due and good faith consideration to RMT Partner’s reasonable comments thereon. The Company (or, prior to the Distribution Date, SpinCo) shall, to the extent reasonably practicable, reasonably promptly notify RMT Partner upon the receipt of, and provide RMT Partner with copies of, any comments to the Transfer Documents from a Third Party, and give due and good faith consideration to RMT Partner’s reasonable comments thereon. The Company shall keep RMT Partner reasonably informed of, and furnish RMT Partner with information relating to, the transfers and/or assumptions, as applicable (including any related Approvals or Notifications addressed in Section 2.4(a)), of the SpinCo Assets to be transferred to, and SpinCo Liabilities to be assumed by, the SpinCo Group under any Transaction Document.

(c) Reorganization Committee. As promptly as reasonably practicable after date hereof, the Parties shall establish and hold the first meeting of a reorganization committee (the “Reorganization Committee”), the purpose of which shall be, subject to and solely to the extent consistent with applicable Laws and the Confidentiality Agreement, discussing and providing information relating to the status of the implementation and completion of the Reorganization (including any delays known or any other legal or operational issues with respect to the SpinCo Group or SpinCo Business, and any steps reasonably necessary to remediate such delays or other issues). The number of designees and the initial members of the Reorganization Committee shall be determined by mutual agreement of RMT Partner and the Company reasonably promptly after the date hereof. A quorum of the Reorganization Committee will require attendance from at least one representative from each of RMT Partner and the Company.

(d) Waiver of Bulk-Sale and Bulk-Transfer Laws. To the extent permissible under applicable Law, SpinCo hereby waives compliance by each and every member of the Company Group with the requirements and provisions of any “bulk-sale” or “bulk-transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the transfer or sale of any or all of the SpinCo Assets to any member of the SpinCo Group. To the extent permissible under applicable Law, the Company hereby waives compliance by each and every member of the SpinCo Group with the requirements and provisions of any “bulk-sale” or “bulk-transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the transfer or sale of any or all of the Company Assets to any member of the Company Group.

2.2 SpinCo Assets; Company Assets.

(a) SpinCo Assets. For purposes of this Agreement, “SpinCo Assets” shall mean all of the Company’s and its Subsidiaries’ right, title and interest in, to and under the following Assets:

(i) all (A) issued and outstanding capital stock or other Equity Interests of the Transferred Entities that are owned by either the Company or SpinCo or any members of its Group as of the Distribution Time and (B) other investments in securities in joint ventures, minority investments, partnerships or similar Persons owned by SpinCo or any members of its Group as of the Distribution Time to the extent primarily related to the SpinCo Business;

(ii) (A) all cash or cash equivalents paid to SpinCo by the Company in respect of the Cash Transfer, if any, plus (B) SpinCo Cash, plus (C) all Excess Cash, if any, plus (D) all Restricted Cash, plus (E) all Excess Borrowed Proceeds, if any;

(iii) all Assets of either the Company or SpinCo or any of the members of its Group as of the Distribution Time that are expressly provided by this Agreement, the Merger Agreement or any of the other Transaction Documents (or the Schedules hereto or thereto) as Assets to be transferred to SpinCo or any other member of the SpinCo Group;

(iv) all SpinCo Owned Real Property, SpinCo Real Property Leases and SpinCo Transferred Leased Property, together with (i) any Tangible Personal Property located thereon, (ii) any Inventory located thereon (other than any finished goods Inventory located at Suzhou (as set forth in the applicable Statement of Work (as defined in the Contract Manufacturing Agreement) in the applicable Contract Manufacturing Agreement)) and (iii) any prepaid rent, security deposits and options to renew or purchase related thereto and any all related interests, including easements, whether as owner, mortgagee or holder of a Security Interest in real property, lessor, sublessor, lessee, sublessee or otherwise;

(v) the Inventory of either the Company or SpinCo or any of the members of their respective Groups as of the Distribution Time to the extent primarily related to, primarily used in or primarily held for use for the SpinCo Business (the “SpinCo Inventory”);

(vi) all SpinCo Contracts as of the Distribution Time and all rights, interests or claims of either the Company or SpinCo or any of the members of its Group thereunder (including all prepaid expenses, trade accounts and other accounts and notes receivable thereunder) as of the Distribution Time;

(vii) all SpinCo Intellectual Property as of the Distribution Time, including any goodwill appurtenant to, or associated with, any Trademarks included in the SpinCo Intellectual Property and the right to seek, recover and retain all remedies against Third Parties (including damages, royalties, fees, income payments and other proceeds due from and after the Distribution Time), including for the past or future infringement, misappropriation or violation of any SpinCo Intellectual Property;

(viii) all SpinCo Technology as of the Distribution Time;

(ix) all SpinCo Permits as of the Distribution Time and all rights, interests or claims of either the Company or SpinCo or any of the members of its Group thereunder as of the Distribution Time;

(x) copies of any and all SpinCo Books and Records in the possession of either the Company or SpinCo as of immediately prior to the Distribution Time; provided that the Company shall be permitted to retain copies of, and continue to use (in the case of clauses (A) through (C)), subject to Section 6.9, (A) any SpinCo Books and Records that as of the Distribution Time are used in or necessary for the operation or conduct of the Company Business, (B) any SpinCo Books and Records that the Company is required by Law to retain (and if copies are not provided to SpinCo, then, to the extent permitted by Law, such copies will be made available to SpinCo upon SpinCo’s reasonable request), (C) one (1) copy of any SpinCo Books and Records to the extent required to demonstrate compliance with applicable Law or pursuant to internal compliance procedures or related to any Company Assets or the Company’s and/or its Affiliates’ obligations under this Agreement, the Merger Agreement or any of the other Transaction Documents and (D) “back-up” electronic tapes of such SpinCo Books and Records maintained by the Company in the ordinary course of business (such material in clauses (A) through (D), the “Company Books and Records”);

(xi) other than as set forth in Section 2.2(a)(iv), all Tangible Personal Property primarily used, primarily held for use or primarily related to the SpinCo Business;

(xii) all claims, warranties, guarantees, refunds, actions, defenses, rights of recovery, rights of set-off or counterclaim and rights of recoupment of every kind and nature, in each case, against Third Parties and to the extent arising out of the SpinCo Assets or any SpinCo Liability;

(xiii) subject to Section 5.1, all (A) proceeds of any Third Party insurance policies received or receivable by any member of the Company Group or any member of the SpinCo Group as a result of any damage, destruction or other casualty loss in respect of any SpinCo Asset after the date of the latest financial statements of the Company as of the date hereof and (B) monies received from any Third Party in the nature of contribution or indemnification as a result of any damage, destruction or other casualty loss in respect of any SpinCo Asset after the date of the latest financial statements of the Company as of the date hereof, in each case, net of (x) any “deductibles” or net retentions associated with such proceeds or monies and any reasonable and documented out-of-pocket expenses incurred by the Company, SpinCo or any member of their respective Groups with respect thereto and (y) any reasonable and documented amounts expended by the Company, SpinCo, or any member of their respective Groups to repair or replace any such SpinCo Assets (such net proceeds and monies as described in this subsection (xiii), collectively, “Excluded Cash”);

(xiv) all rights that accrue or shall accrue to SpinCo or any member of the SpinCo Group pursuant to this Agreement, the Merger Agreement or any other Transaction Document;

(xv) any and all Assets expressly included in the Final Net Working Capital; and

(xvi) all other Assets of either the Company or SpinCo or any of the members of its Group as of the Distribution Time that are primarily related to, primarily used in or primarily held for use for the SpinCo Business and that are of a type that are not addressed in subsections (i)-(xv) of this Section 2.2(a); provided that the intention of this subsection (xvi) is only to rectify any omission of the conveyance to SpinCo of any Assets that, had the Parties given specific consideration to such Asset as of the date of this Agreement, would have been classified as a SpinCo Asset (and no Asset will be deemed to be a SpinCo Asset solely as a result of this subsection (xvi) if it is within any category of Assets addressed by any other section of this Section 2.2(a)).

The Parties acknowledge and agree that a single Asset may fall within more than one of subsections (i) through (xvi) above; such fact does not imply that (A) such Asset shall be transferred more than once or (B) any duplication of such Asset is required.

(b) Company Assets. For the purposes of this Agreement, “Company Assets” shall mean all Assets of either the Company or SpinCo or the members of its Group as of the Distribution Time, other than the SpinCo Assets, including:

(i) all Assets of either the Company or SpinCo or any of the members of its Group as of the Distribution Time that are contemplated by this Agreement, the Merger Agreement or any other Transaction Document (or the Schedules hereto or thereto) as Assets to be retained by the Company or any other member of the Company Group;

(ii) all Inventory of either the Company or SpinCo or any of the members of its Group as of the Distribution Time other than the SpinCo Inventory;

(iii) all real property, whether owned, leased, subleased, licensed, or otherwise occupied by either the Company or SpinCo or any of the members of its Group as of the Distribution Time, other than the SpinCo Owned Real Property, SpinCo Real Property Leases and SpinCo Transferred Leased Property, and Tangible Personal Property located thereon (other than any Tangible Personal Property of the type addressed in Section 2.2(a)(iv)) and any prepaid rent, security deposits and options to renew or purchase related thereto;

(iv) all Contracts of either the Company or SpinCo or any of the members of its Group as of the Distribution Time, other than the SpinCo Contracts (including the portion of any Shared Contracts that are SpinCo Contracts; provided that the remainder of such Shared Contracts shall be Company Assets);

(v) (A) the BD Name and BD Marks and the Intellectual Property set forth on Schedule 2.2(b)(v), and (B) all other Intellectual Property owned by either the Company or SpinCo or any of the members of its Group as of the Distribution Time, other than, in the case of this clause (B), the SpinCo Intellectual Property;

(vi) (A) the Technology set forth on Schedule 2.2(b)(vi), (B) all Technology of either the Company or SpinCo or any of the members of its Group as of the Distribution Time, other than, in the case of this clause (B), the copies of such Technology that are SpinCo Technology;

(vii) all Information Technology owned by either the Company or SpinCo or any member of its Group as of immediately prior to the Distribution Time (for the avoidance of doubt, excluding those Contracts for Software set forth on Schedule 1.4);

(viii) all Permits of either the Company or SpinCo or any of the members of its Group as of the Distribution Time other than the SpinCo Permits;

(ix) all Company Books and Records;

(x) all cash and cash equivalents of either the Company or SpinCo or any of the members of its Group as of the Distribution Time, other than (A) all cash or cash equivalents paid to SpinCo by the Company in respect of the Cash Transfer, if any, plus (B) all SpinCo Cash, plus (C) all Excess Cash, if any, plus (D) all Restricted Cash, if any, plus (E) any Excluded Cash received by any member of the Company Group or any member of the SpinCo Group prior to the Cut-Off Time, if any;

(xi) (A) all attorney-client privilege and attorney work-product protection of the Company or any member of its Group arising as a result of legal counsel representing the Company, and any member of the Company Group (including the Transferred Entities), in connection with the sale of the SpinCo Business and the transactions contemplated by this Agreement, the Merger Agreement and the other Transaction Documents, (B) all documents subject to attorney-client privilege and work-product protection described in the foregoing subsection (A), and (C) all documents maintained by the Company, members of the Company Group or their respective Representatives in connection with the sale of the SpinCo Business, including the transactions contemplated by this Agreement, the Merger Agreement and the other Transaction Documents (excluding any rights pursuant to the Contracts described in clause (j) of the definition of “SpinCo Contracts”); and

(xii) all rights that accrue or shall accrue to the Company or any member of the Company Group pursuant to this Agreement, the Merger Agreement or any other Transaction Document.

2.3 SpinCo Liabilities; Company Liabilities.

(a) SpinCo Liabilities. For the purposes of this Agreement, “SpinCo Liabilities” shall mean (without duplication) the following Liabilities of either the Company or SpinCo or any of the members of its Group:

(i) all Liabilities, including any Environmental Liabilities, solely to the extent relating to, arising out of or resulting from (x) the SpinCo Business as conducted at any time prior to the Distribution Time by either the Company or SpinCo or any of its current or former Subsidiaries (including any terminated, divested or discontinued business, operations and activities of the SpinCo Business, including those set forth on Schedule 2.3(a)(i)) or (y) any SpinCo Asset;

(ii) any and all Liabilities of either the Company or SpinCo or any of the members of its Group as of the Distribution Time that are expressly provided by this Agreement, the Merger Agreement or any other Transaction Document (or the Schedules hereto or thereto) as Liabilities to be assumed by SpinCo or any other member of the SpinCo Group, and all agreements, obligations and Liabilities of any member of the SpinCo Group under this Agreement, the Merger Agreement or any other Transaction Document;

(iii) all Liabilities to the extent relating to, arising out of or resulting from (and only such portion relating to, arising out of or resulting from) the SpinCo Contracts, the SpinCo Intellectual Property, the SpinCo Technology or the SpinCo Permits;

(iv) all Liabilities relating to, arising out of or resulting from the SpinCo Financing, the Permanent SpinCo Financing or the RMT Partner Financing;

(v) all Liabilities (including under applicable federal and state securities Laws) relating to, arising out of or resulting from information regarding SpinCo, RMT Partner or their respective businesses and operations contained in any of the Disclosure Documents, other than information relating to the Company or the Company Business, whenever arising;

(vi) any and all Liabilities expressly included in the Final Net Working Capital;

(vii) the SpinCo Designated Transaction Expenses, to the extent not included in the calculation of the Final Cash Transfer Amount;

(viii) all Liabilities arising out of claims made by any Third Party (including the Company’s or SpinCo’s respective directors, officers, stockholders, employees and agents) against any member of the Company Group or the SpinCo Group solely to the extent relating to, arising out of or resulting from (x) the SpinCo Business as conducted at any time prior to the Distribution Time by either the Company or SpinCo or any of its current or former Subsidiaries (including any terminated, divested or discontinued business, operations and activities of the SpinCo Business, including those set forth on Schedule 2.3(a)(i)), (y) any SpinCo Asset or (z) the other business, operations, activities or Liabilities of SpinCo referred to in clauses (i) through (vi) of this Section 2.3(a); and

(ix) subject to Sections 2.7, 2.9 and 2.10, any and all Liabilities solely to the extent relating to, arising out of or resulting from the operation of any business conducted by or on behalf of any member of the SpinCo Group at any time after the Distribution Time (including any Liability relating to, arising out of or resulting from any act or failure to act by any Person, whether or not such act or failure to act is within such Person’s authority, with respect to such business);

provided that, notwithstanding the foregoing, the Parties agree that any Liabilities of any member of the Company Group pursuant to this Agreement, the Merger Agreement or the other Transaction Documents shall not be SpinCo Liabilities but instead shall be Company Liabilities.

(b) Company Liabilities. For the purposes of this Agreement, “Company Liabilities” shall mean (without duplication) the following Liabilities of either the Company or SpinCo or any of the members of its Group:

(i) all Liabilities of either the Company or SpinCo or the members of their respective Groups as of the Distribution Time, in each case, that are not SpinCo Liabilities;

(ii) all Liabilities arising out of claims made by any Third Party (including the Company’s or SpinCo’s respective directors, officers, stockholders, employees and agents) against any member of the Company Group or the SpinCo Group to the extent relating to, arising out of or resulting from (x) the Company Business (including any terminated, divested or discontinued business, operations and activities of the Company Business) or (y) the Company Assets;

(iii) subject to Sections 2.7, 2.9 and 2.10, any and all Liabilities solely to the extent relating to, arising out of or resulting from the operation of any business conducted by or on behalf of any member of the Company Group at any time after the Distribution Time (including any Liability relating to, arising out of or resulting from any act or failure to act by any Person, whether or not such act or failure to act is within such Person’s authority, with respect to such business); and

(iv) any and all Liabilities set forth on Schedule 2.3(b)(iv).

(c) Other Transaction Documents. Notwithstanding the foregoing or anything to the contrary herein, (i) the Employee Matters Agreement will exclusively govern the allocation of Assets and Liabilities relating to employment matters and benefit plans (except as expressly otherwise set forth herein, including with respect to the items included in, and treatment of, SpinCo Indebtedness or Net Working Capital) and (ii) the Tax Matters Agreement will exclusively govern the allocation of Assets and Liabilities relating to Tax matters. For purposes of this Agreement, all Assets and Liabilities allocated to SpinCo pursuant to the Employee Matters Agreement or the Tax Matters Agreement shall be considered SpinCo Assets or SpinCo Liabilities, respectively, and all Assets and Liabilities allocated to the Company pursuant to the Employee Matters Agreement or the Tax Matters Agreement shall be considered Company Assets or Company Liabilities, respectively. Notwithstanding anything to the contrary in the foregoing, in the case of any conflict between this Agreement and the Employee Matters Agreement, the Tax Matters Agreement or the Intellectual Property Matters Agreement in relation to any matters expressly and specifically addressed by the Employee Matters Agreement, the Tax Matters Agreement or the Intellectual Property Matters Agreement, respectively, the Employee Matters Agreement, Tax Matters Agreement or Intellectual Property Matters Agreement, as applicable, shall prevail.

2.4 Approvals and Notifications.

(a) Approvals and Notifications for SpinCo Assets and Liabilities. To the extent that the transfer or assignment (or in the case of any Permit, reissuance or replacement) of any SpinCo Asset, the assumption of any SpinCo Liability, the Reorganization, the Distribution or the Merger or any other transaction contemplated by the Transaction Documents requires any Approvals or Notifications, (x) the Parties shall use their commercially reasonable efforts to timely obtain or make such Approvals or Notifications in accordance with applicable regulatory requirements and timelines and (y) each Party shall use its commercially reasonable efforts to obtain, or to cause to be obtained, as soon as reasonably practicable, any Approvals or Notifications to assign (or, to the extent requested to do so by the Company or RMT Partner, novate) all obligations under SpinCo Contracts and other obligations or Liabilities for which one or more members of the SpinCo Group are liable and that do not constitute SpinCo Liabilities or for which one or more members of the Company Group are liable and that do not constitute Company Liabilities, so that, in any such case, the members of the applicable Group will be solely responsible for the applicable Liabilities; provided, however, that, except to the extent expressly provided in this Agreement, the Merger Agreement or any of the other Transaction Documents or as otherwise agreed among the Parties, no Party shall be obligated to (and neither the Company nor any member of the Company Group nor, prior to the Distribution Time, SpinCo nor any member of the SpinCo Group shall, without the prior written consent of RMT Partner) (i) amend or modify any Contract in a manner adverse in any material respect to any member of the Company Group or the SpinCo Group, (ii) modify, relinquish, forbear or narrow any material right, (iii) contribute capital or pay any non-de minimis consideration in any form (including providing any letter of credit, guaranty or other financial accommodation) to any Person in order to obtain or make such Approvals or Notifications, or (iv) commence any Action, in each case, in connection with the actions required by the foregoing clauses (x) and (y). The Company shall be solely responsible for any and all out-of-pocket costs and expenses (including consent fees) incurred by the Company or any member of the Company Group (and any out-of-pocket costs and expenses incurred by SpinCo or any member of the SpinCo Group prior to the Distribution Time) in connection with its efforts pursuant to this Section 2.4(a).

(b) Delayed SpinCo Transfers. If and to the extent that the valid, complete and perfected transfer or assignment to the SpinCo Group of any SpinCo Asset or assumption by the SpinCo Group of any SpinCo Liability in connection with the Reorganization, the Distribution or any other transactions contemplated by the Transaction Documents would be a violation of applicable Law or require any Approval or Notification that has not been obtained or made by the Distribution Time then, unless the Parties shall otherwise mutually determine, the transfer or assignment to the SpinCo Group of such SpinCo Assets or the assumption by the SpinCo Group of such SpinCo Liabilities, as the case may be, shall be automatically deemed deferred and any such purported transfer, assignment or assumption shall be null and void until such time as all legal impediments are removed or such Approval or Notification has been obtained or made. Notwithstanding the foregoing, any such SpinCo Assets or SpinCo Liabilities shall continue to constitute SpinCo Assets and SpinCo Liabilities for all other purposes of this Agreement.

(c) Treatment of Delayed SpinCo Assets and Delayed SpinCo Liabilities. If any transfer or assignment of any SpinCo Asset (or a portion thereof) or any assumption of any SpinCo Liability (or a portion thereof) intended to be transferred, assigned or assumed hereunder, as the case may be, is not consummated on or prior to the Distribution Time, whether as a result of the provisions of Section 2.4(b) or for any other reason (any such SpinCo Asset (or a portion thereof), a “Delayed SpinCo Asset” and any such SpinCo Liability (or a portion thereof), a “Delayed SpinCo Liability”), then, insofar as reasonably possible and subject to applicable Law, the member of the Company Group retaining such Delayed SpinCo Asset or such Delayed SpinCo Liability, as the case may be, shall thereafter hold such Delayed SpinCo Asset or Delayed SpinCo Liability, as the case may be, in trust for the use and benefit of the member of the SpinCo Group entitled thereto (at the expense of the member of the SpinCo Group entitled thereto). In addition, the member of the Company Group retaining such Delayed SpinCo Asset or such Delayed SpinCo Liability shall, insofar as reasonably possible and to the extent permitted by applicable Law, treat such Delayed SpinCo Asset or Delayed SpinCo Liability in the ordinary course of business in accordance with SpinCo Business past practice and the Parties will take such other actions as they may reasonably agree in good faith (including entering into appropriate documentation formalizing the arrangements and treatment contemplated by this paragraph) in order to place the Parties in a substantially similar position as if such Delayed SpinCo Asset or Delayed SpinCo Liability had been transferred, assigned or assumed as contemplated hereby and so that all the benefits and burdens relating to such Delayed SpinCo Asset or Delayed SpinCo Liability, as the case may be, including use, risk of loss, potential for gain, and dominion, control and command over such Delayed SpinCo Asset or Delayed SpinCo Liability, as the case may be, and all costs and expenses related thereto, shall inure from and after the Distribution Time to the SpinCo Group. Except to the extent otherwise required by applicable Law (including pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of state, local or foreign law)), each of the Company and SpinCo shall, and shall cause the members of its Group to, (i) treat for all Tax purposes (x) any Delayed SpinCo Asset as an Asset owned by the Party entitled to such Delayed SpinCo Asset, and (y) any Delayed SpinCo Liability as a Liability of the Party intended to be responsible for such Delayed SpinCo Liability, in each case not later than the Distribution Time, and (ii) neither report nor take any Tax position (on a Tax Return or otherwise) inconsistent with such treatment.

(d) Transfer of Delayed SpinCo Assets and Delayed SpinCo Liabilities. If and when the Approvals or Notifications, the absence of which caused the deferral of transfer or assignment of any Delayed SpinCo Asset or the deferral of assumption of any Delayed SpinCo Liability pursuant to Section 2.4(b), are obtained or made, and, if and when any other legal impediments to the transfer or assignment of any Delayed SpinCo Asset or the assumption of any Delayed SpinCo Liability have been removed, the transfer or assignment of the applicable Delayed SpinCo Asset or the assumption of the applicable Delayed SpinCo Liability, as the case may be, shall be effected in accordance with the terms of this Agreement, the Merger Agreement and/or any other applicable Transaction Document. The Company shall (x) be solely responsible for any and all out-of-pocket costs and expenses (including Taxes) incurred by the Company, RMT Partner, SpinCo or any members of their respective Groups to effect such transfer, assignment or assumption (provided that RMT Partner and SpinCo shall be obligated to use commercially reasonable efforts to minimize such costs and expenses) and (y) promptly reimburse RMT Partner and SpinCo for any such out-of-pocket reasonable and documented costs, fees, expenses or other payments (including Taxes) incurred after the Distribution Time by SpinCo or any member of the SpinCo Group. RMT Partner shall, or shall cause the applicable member of the SpinCo Group to, promptly pay to the Company any refunds or other amounts received by RMT Partner or such member of the SpinCo Group (including any refunds or credits of Taxes) in respect of costs, fees, expenses and other payments referenced in the prior sentence; provided that neither RMT Partner nor any such members of the SpinCo Group shall be required to make any payments to the extent it would place them in a less favorable net after-Tax position than such party would have been in if such payments referenced in the prior sentence were never made.

(e) Costs for Delayed SpinCo Assets and Delayed SpinCo Liabilities. Any member of the Company Group retaining a Delayed SpinCo Asset or Delayed SpinCo Liability due to the deferral of the transfer or assignment of such Delayed SpinCo Asset or the deferral of the assumption of such Delayed SpinCo Liability, as the case may be, shall be promptly reimbursed by SpinCo or the member of the SpinCo Group entitled to the Delayed SpinCo Asset or Delayed SpinCo Liability for any costs and expenses (including reasonable attorneys’ fees and recording or similar fees) incurred in connection with the actions taken by such member of the Company Group pursuant to Section 2.4(c). The Company shall cause the applicable member of the Company Group to promptly pay to SpinCo or another member of the SpinCo Group any refunds or other amounts received by such member of the Company Group (including any refunds or credits of Taxes) in respect of costs, fees, expenses and other payments referred to in the prior sentence; provided that neither the Company nor any such members of the Company Group shall be required to make any payments to the extent it would place them in a less favorable net after-Tax position than such party would have been in if such payments referenced in the prior sentence were never made. The Company Group shall not knowingly allow the loss or diminution of value of any Delayed SpinCo Asset without first providing the SpinCo Group commercially reasonable notice of such potential loss or diminution in value and affording the SpinCo Group a commercially reasonable opportunity to take action to prevent such loss or diminution in value.

(f) Approvals and Notifications for Company Assets. To the extent that the transfer or assignment (or, in the case of any Permit, reissuance or replacement) of any Company Asset, the assumption of any Company

Liability, the Reorganization, the Distribution or the Merger or any other transaction contemplated by the Transaction Documents requires any Approvals or Notifications, the Parties shall use their commercially reasonable efforts to timely obtain or make such Approvals or Notifications in accordance with applicable regulatory requirements and timelines; provided, however, that, except to the extent expressly provided in this Agreement, the Merger Agreement or any of the other Transaction Documents or as otherwise agreed among the Parties, no Party shall be obligated to contribute capital or pay any non-de minimis consideration in any form (including providing any letter of credit, guaranty or other financial accommodation) to any Person in order to obtain or make such Approvals or Notifications. The Company shall be solely responsible for any and all out-of-pocket costs and expenses (including consent fees) incurred by the Company or any member of the Company Group (and any out-of-pocket costs and expenses incurred by SpinCo or any member of the SpinCo Group prior to the Distribution Time) in connection with its efforts pursuant to this Section 2.4(f).

(g) Delayed Company Transfers. If and to the extent that the valid, complete and perfected transfer or assignment to the Company Group of any Company Asset or assumption by the Company Group of any Company Liability in connection with the Reorganization, the Distribution or any other transactions contemplated by the Transaction Documents would be a violation of applicable Law or require any Approval or Notification that has not been obtained or made by the Distribution Time then, unless the Parties shall otherwise mutually determine, the transfer or assignment to the Company Group of such Company Assets or the assumption by the Company Group of such Company Liabilities, as the case may be, shall be deemed deferred and any such purported transfer, assignment or assumption shall be null and void until such time as all legal impediments are removed or such Approval or Notification has been obtained or made. Notwithstanding the foregoing, any such Company Assets or Company Liabilities shall continue to constitute Company Assets and Company Liabilities for all other purposes of this Agreement.

(h) Treatment of Delayed Company Assets and Delayed Company Liabilities. If any transfer or assignment of any Company Asset (or a portion thereof) or any assumption of any Company Liability (or a portion thereof) intended to be transferred, assigned or assumed hereunder, as the case may be, is not consummated on or prior to the Distribution Time whether as a result of the provisions of Section 2.4(g) or for any other reason (any such Company Asset (or a portion thereof), a “Delayed Company Asset” and any such Company Liability (or a portion thereof), a “Delayed Company Liability”), then, insofar as reasonably possible and subject to applicable Law, the member of the SpinCo Group retaining such Delayed Company Asset or such Delayed Company Liability, as the case may be, shall thereafter hold such Delayed Company Asset or Delayed Company Liability, as the case may be, in trust for the use and benefit of the member of the Company Group entitled thereto (at the expense of the member of the Company Group entitled thereto). In addition, the member of the SpinCo Group retaining such Delayed Company Asset or such Delayed Company Liability shall, insofar as reasonably possible and to the extent permitted by applicable Law, treat such Delayed Company Asset or Delayed Company Liability in the ordinary course of business in accordance with the Company Group past practice and the Parties will take such other actions as they may reasonably agree in good faith (including entering into appropriate documentation formalizing the arrangements and treatment contemplated by this paragraph) in order to place the Parties in a substantially similar position as if such Delayed Company Asset or Delayed Company Liability had been transferred, assigned or assumed as contemplated hereby and so that all the benefits and burdens relating to such Delayed Company Asset or Delayed Company Liability, as the case may be, including use, risk of loss, potential for gain, and dominion, control and command over such Delayed Company Asset or Delayed Company Liability, as the case may be, and all costs and expenses related thereto, shall inure from and after the Distribution Time to the Company Group. Except to the extent otherwise required by applicable Law (including pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of state, local or foreign Law)), each of the Company and SpinCo shall, and shall cause the members of its Group to, (i) treat for all Tax purposes (x) any Delayed Company Asset as an Asset owned by the Party entitled to such Delayed Company Asset, and (y) any Delayed Company Liability as a Liability of the Party intended to be responsible for such Delayed Company Liability, in each case not later than the Distribution Time, and (ii) neither report nor take any Tax position (on a Tax Return or otherwise) inconsistent with such treatment.

(i) Transfer of Delayed Company Assets and Delayed Company Liabilities. If and when the Approvals or Notifications, the absence of which caused the deferral of transfer or assignment of any Delayed Company Asset or the deferral of assumption of any Delayed Company Liability pursuant to Section 2.4(g), are obtained or made, and, if and when any other legal impediments to the transfer or assignment of any Delayed Company Asset or the assumption of any Delayed Company Liability have been removed, the transfer or assignment of the applicable Delayed Company Asset or the assumption of the applicable Delayed Company Liability, as the case may be, shall be effected in accordance with the terms of this Agreement, the Merger Agreement and/or any other applicable Transaction Document. The Company shall (x) be solely responsible for any and all out-of-pocket costs and expenses (including Taxes) incurred by either the Company, SpinCo or any members of their respective Groups to effect such transfer, assignment or assumption (provided that RMT Partner and SpinCo shall be obligated to use commercially reasonable efforts to minimize such costs and expenses) and (y) promptly reimburse RMT Partner for any such out-of-pocket reasonable and documented costs, fees, expenses or other payments (including Taxes) incurred after the Distribution Time by SpinCo or any member of the SpinCo Group. RMT Partner shall cause the applicable member of the SpinCo Group to promptly pay to the Company any refunds or other amounts received by such member of the SpinCo Group (including any refunds or credits of Taxes) in respect of costs, fees, expenses and other payments referenced in the prior sentence; provided that neither RMT Partner nor any such members of the SpinCo Group shall be required to make any payments to the extent it would place them in a less favorable net after-Tax position than such party would have been if such payments referenced in the prior sentence were never made.

(j) Costs for Delayed Company Assets and Delayed Company Liabilities. Any member of the SpinCo Group retaining a Delayed Company Asset or Delayed Company Liability due to the deferral of the transfer or assignment of such Delayed Company Asset or the deferral of the assumption of such Delayed Company Liability, as the case may be, shall be promptly reimbursed by the Company or the member of the Company Group entitled to the Delayed Company Asset or Delayed Company Liability for any costs and expenses (including reasonable attorneys’ fees and recording or similar fees) incurred in connection with the actions taken by such member of the SpinCo Group pursuant to Section 2.4(h). SpinCo shall cause the applicable member of the SpinCo Group to promptly pay to the Company or another member of the Company Group any refunds or other amounts received by such member of the SpinCo Group (including any refunds or credits of Taxes) in respect of costs, fees, expenses and other payments referred to in the prior sentence; provided that neither SpinCo nor any such members of the SpinCo Group shall be required to make any payments to the extent it would place them in a less-favorable net after-Tax position than such party would have been in if such payments referenced in the prior sentence were never made. The SpinCo Group shall not knowingly allow the loss or diminution of value of any Delayed Company Asset without first providing the Company Group commercially reasonable notice of such potential loss or diminution in value and affording the Company Group a commercially reasonable opportunity to take action to prevent such loss or diminution in value.

2.5 Novation of Liabilities.

(a) Novation of SpinCo Liabilities.

(i) Each of the Company, on the one hand, and SpinCo or RMT Partner, on the other hand, at the request of the other, shall use its commercially reasonable efforts to obtain, or to cause to be obtained, as soon as reasonably practicable, any consent, substitution, approval or amendment required to novate or assign all SpinCo Liabilities and obtain in writing the unconditional release of each member of the Company Group that is a party to any such arrangements, to the extent not prohibited by applicable Law and effective as of the Distribution Time, so that, in any such case, the members of the SpinCo Group shall be solely responsible for such SpinCo Liabilities; provided, however, that, except as otherwise expressly provided in this Agreement, the Merger Agreement or any of the other Transaction Documents, no Party shall be obligated to contribute any capital or pay any non-de minimis consideration in any form (including providing any letter of credit, guaranty or other financial accommodation) to any Third Party from whom any such consent, substitution, approval, amendment or release is requested or commence any Action in connection with such Party’s efforts pursuant to this Section 2.5(a)(i); provided, further, that neither the Company nor, prior to the Closing, SpinCo shall agree to any amendment, modification or other concession, in each case, that adversely affects any member of the SpinCo Group in any non-de minimis respect (other than any impact that is fully reimbursed or borne by the Company), in each case, in connection with obtaining such releases, without the prior written consent of RMT Partner (which shall not be unreasonably withheld, conditioned or delayed). The Company shall be solely responsible for any and all out-of-pocket costs and expenses (including consent fees) incurred by the Company or any member of the Company Group (and any out-of-pocket costs and expenses incurred by SpinCo or any member of the SpinCo Group prior to the Distribution Time) in connection with its efforts pursuant to this Section 2.5(a)(i).

(ii) If a Party is unable to obtain, or to cause to be obtained, any such required consent, substitution, approval, amendment or release prior to the Distribution Time and the applicable member of the Company Group continues to be bound by such agreement, lease, license or other obligation or Liability as of the Distribution Time (each, an “Unreleased SpinCo Liability”), SpinCo shall, to the extent not prohibited by applicable Law, (A) use its commercially reasonable efforts to effect such consent, substitution, approval, amendment or release as soon as practicable following the Distribution Time for twenty-four (24) months following the Distribution Time, and (B) as indemnitor, guarantor, agent or subcontractor for such member of the Company Group, as the case may be, (x) pay, perform and discharge fully all the obligations or other Liabilities of such member of the Company Group that constitute Unreleased SpinCo Liabilities from and after the Distribution Time and (y) use its commercially reasonable efforts to effect such payment, performance or discharge prior to any demand for such payment, performance or discharge is permitted to be made by the obligee thereunder on any member of the Company Group. If and when any such consent, substitution, approval, amendment or release shall be obtained or the Unreleased SpinCo Liabilities shall otherwise become assignable or able to be novated, the Company shall promptly assign, or cause to be assigned, and SpinCo or the applicable SpinCo Group member shall assume, such Unreleased SpinCo Liabilities without exchange of further consideration.

(b) Novation of Company Liabilities.

(i) Each of the Company, on the one hand, and SpinCo or RMT Partner, on the other hand, at the request of the other, shall use its commercially reasonable efforts to obtain, or to cause to be obtained, as soon as reasonably practicable, any consent, substitution, approval or amendment required to novate or assign all Company Liabilities and obtain in writing the unconditional release of each member of the SpinCo Group that is a party to any such arrangements, so that, in any such case, the members of the Company Group shall be solely responsible for such Company Liabilities; provided, however, that, except as otherwise expressly provided in this Agreement, the Merger Agreement or any of the other Transaction Documents, no Party shall be obligated to contribute any capital or pay any non-de minimis consideration in any form (including providing any letter of credit, guaranty or other financial accommodation to any Third Party from whom any such consent, substitution, approval, amendment or release is requested or commence any Action in connection with its efforts pursuant to this Section 2.5(b)(i)); provided, further, that neither RMT Partner nor, following the Closing, SpinCo shall agree to any amendment, modification or other concession, in each case, that adversely affects any member of the Company Group in any non-de minimis respect (other than any impact that is fully reimbursed or borne by RMT Partner), in each case, in connection with obtaining such releases, without the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed); provided, further, that in no event shall RMT Partner be required to obtain any consent, substitution, approval or amendment required to novate or assign Company Liabilities relating to, arising out of or resulting from indebtedness for borrowed money, whether current, short-term or long-term, secured or unsecured. The Company shall be solely responsible for any and all out-of-pocket costs and expenses (including consent fees) incurred by the Company or any member of the Company Group (and any out-of-pocket costs and expenses incurred by SpinCo or any member of the SpinCo Group prior to the Distribution Time) in connection with its efforts pursuant to this Section 2.5(b)(i).

(ii) If a Party is unable to obtain, or to cause to be obtained, any such required consent, substitution, approval, amendment or release prior to the Distribution Time and the applicable member of the SpinCo Group continues to be bound by such agreement, lease, license or other obligation or Liability as of the Distribution Time (each, an “Unreleased Company Liability”), the Company shall, to the extent not prohibited by applicable Law, (A) use its commercially reasonable efforts to effect such consent, substitution, approval, amendment or release as soon as practicable following the Distribution Time for twenty four (24) months following the Distribution Time, and (B) as indemnitor, guarantor, agent or subcontractor for such member of the SpinCo Group, as the case may be, (x) pay, perform and discharge fully all the obligations or other Liabilities of such member of the SpinCo Group that constitute Unreleased Company Liabilities from and after the Distribution Time and (y) use its commercially reasonable efforts to effect such payment, performance or discharge prior to any demand for such payment, performance or discharge is permitted to be made by the obligee thereunder on any member of the SpinCo Group. If and when any such consent, substitution, approval, amendment or release shall be obtained or the Unreleased Company Liabilities shall otherwise become assignable or able to be novated, SpinCo shall promptly assign, or cause to be assigned, and the Company or the applicable Company Group member shall assume, such Unreleased Company Liabilities without exchange of further consideration.

2.6 Release of Support Obligations.

(a) On or prior to the Distribution Date or as soon as practicable thereafter:

(i) Each of RMT Partner, SpinCo and the Company shall, and shall cause its respective Subsidiaries to, cooperate regarding, and RMT Partner shall use commercially reasonable efforts to obtain from the respective beneficiary, in form and substance reasonably satisfactory to the Company, valid and binding written unconditional releases of the Company and any other member of the Company Group, as applicable, from any SpinCo Liability, whether arising before, on or after the Closing Date, under any Company Support Obligation in effect immediately prior to the Distribution Time, which release shall be effective as of the Distribution Time, including by providing, as reasonably determined by RMT Partner, substitute guarantees, furnishing letters of credit, instituting escrow arrangements, posting surety or performance bonds or making other arrangements as the counterparty may reasonably request, in each case, to the extent not prohibited by applicable Law. During the Interim Period, RMT Partner shall coordinate with SpinCo and the Company with respect to their joint initial contact with such beneficiaries, afford the Company a reasonable opportunity to participate in discussions with such beneficiaries prior to engaging therein, and keep the Company reasonably informed of any discussions with such beneficiaries in which the Company does not participate.

(ii) Each of RMT Partner, SpinCo and the Company shall, and shall cause its respective Subsidiaries to, cooperate regarding, and the Company shall use commercially reasonable efforts to obtain from the respective beneficiary, in form and substance reasonably satisfactory to RMT Partner, valid and binding written unconditional releases of SpinCo and any other member of the SpinCo Group, as applicable, from any Company Liability, whether arising before, on or after the Closing Date, under any SpinCo Support Obligation in effect immediately prior to the Distribution Time, which release shall be effective as of the Distribution Time, including by providing, as reasonably determined by the Company, substitute guarantees, furnishing letters of credit, instituting escrow arrangements, posting surety or performance bonds or making other arrangements as the counterparty may reasonably request, in each case, to the extent not prohibited by applicable Law. During the Interim Period, the Company shall coordinate with SpinCo and RMT Partner with respect to their joint initial contact with such beneficiaries, afford RMT Partner a reasonable opportunity to participate in discussions with such beneficiaries prior to engaging therein, and keep RMT Partner reasonably informed of any discussions with such beneficiaries in which RMT Partner does not participate.

(b) Without limiting RMT Partner’s or SpinCo’s obligations under Section 2.6(a), if any Company Support Obligation has not been released as of the Effective Time, then, from and after the Effective Time, (i) RMT Partner shall indemnify and hold harmless the Company and its applicable Affiliates for any Liabilities arising from or relating to such Company Support Obligation (other than any Company Liabilities), including any fees in connection with the issuance and maintenance of any letters of credit, and (ii) RMT Partner shall not permit any members of the SpinCo Group to (A) renew or extend the term of, (B) increase its obligations under,

(C) transfer to another third party or (D) amend in any manner any loan, Contract or other obligation if, as a result thereof, the Company or any of its applicable Affiliates would become liable under such Company Support Obligation, in each case, without the prior written consent of the Company, unless all obligations of the Company and its Subsidiaries with respect thereto are concurrently terminated (with no incremental obligations or liabilities) by documentation reasonably satisfactory in form and substance to the Company. To the extent that the Company or any of its applicable Affiliates has performance obligations under any Company Support Obligation after the Effective Time, from and after the Effective Time, RMT Partner shall (x) perform (or cause the members of the SpinCo Group to perform) such obligations on behalf of the Company and such Affiliates or (y) otherwise take such action as reasonably requested by the Company and such Affiliates so as to put the Company and such Affiliates in the same position as if RMT Partner, and not the Company, had performed or were performing such obligations.

(c) Without limiting the Company’s obligations under Section 2.6(a), if any SpinCo Support Obligation has not been released as of the Effective Time, then, from and after the Effective Time, (i) the Company shall indemnify and hold harmless SpinCo and its applicable Affiliates for any Liabilities arising from or relating to such SpinCo Support Obligation (other than any SpinCo Liabilities), including any fees in connection with the issuance and maintenance of any letters of credit, and (ii) the Company shall not permit any members of the Company Group to (A) renew or extend the term of, (B) increase its obligations under, (C) transfer to another third party or (D) amend in any manner any loan, Contract or other obligation if, as a result thereof, SpinCo and its applicable Affiliates would become liable under such SpinCo Support Obligation, in each case, without the prior written consent of RMT Partner, unless all obligations of SpinCo and its Subsidiaries with respect thereto are concurrently terminated (with no incremental obligations or liabilities) by documentation reasonably satisfactory in form and substance to RMT Partner. To the extent that SpinCo or any of its applicable Affiliates has performance obligations under any SpinCo Support Obligation after the Effective Time, from and after the Effective Time, the Company shall (x) perform (or cause the members of the Company Group to perform) such obligations on behalf of SpinCo and such Affiliates or (y) otherwise take such action as reasonably requested by SpinCo and such Affiliates so as to put SpinCo and such Affiliates in the same position as if the Company, and not SpinCo or any member of the SpinCo Group, had performed or were performing such obligations.

(d) Notwithstanding anything to the contrary herein, the Parties acknowledge and agree that at any time on or after the Closing Date, (i) the Company may, in consultation in good faith with RMT Partner, take any action to terminate, obtain release of or otherwise limit its liability under any and all outstanding Company Support Obligations (provided that such action would not result in any non-de minimis Liability for RMT Partner and its Subsidiaries, other than any Liability that is fully reimbursed or borne by the Company), (ii) neither the Company nor any of its applicable Affiliates will have any obligation to renew any guarantees, letters of credit, comfort letters, bonds, sureties and other credit support or assurances issued on behalf of any member of the SpinCo Group or the SpinCo Business after the expiration thereof, (iii) SpinCo and/or RMT Partner may, in consultation in good faith with the Company, take any action to terminate, obtain release of or otherwise limit the liability of SpinCo or any member of the SpinCo Group under any and all outstanding SpinCo Support Obligations (provided that such action would not result in any non-de minimis Liability for the Company or any of its Subsidiaries, other than any Liability that is fully reimbursed or borne by RMT Partner or SpinCo) and (iv) none of SpinCo or RMT Partner nor any of their respective applicable Affiliates will have any obligation to renew any guarantees, letters of credit, comfort letters, bonds, sureties and other credit support or assurances issued on behalf of any member of the Company Group or the Company Business after the expiration thereof.

2.7 Wrong Pockets; Mail and Other Communications; Payments.

(a) Subject to Section 2.4, after the Distribution Time, if either SpinCo or RMT Partner, on the one hand, or the Company, on the other hand, or any of their respective Group members becomes aware that any of the SpinCo Assets have not been transferred, assigned or conveyed to SpinCo or any member of its Group or that any of the Company Assets have not been retained by or transferred, assigned or conveyed to the Company or any member of its Group (other than the Transferred Entities), it will promptly notify the other Party and the Parties will cooperate in good faith to as promptly as reasonably practicable transfer the relevant asset to the appropriate Party at the expense of the Party who would have been responsible for the related expenses if such asset had been transferred at the Distribution Time.

(b) After the Distribution Time, each of the Company, SpinCo and the members of their respective Groups may receive mail, packages, facsimiles, e-mail and other communications properly belonging to the other (or the other’s respective Group). Accordingly, each of the Company and SpinCo and the members of their respective Groups authorizes the Company and the other members of the Company Group, on the one hand, or SpinCo and the other members of the SpinCo Group, on the other hand, as the case may be, to receive and, if not unambiguously intended for such other Party (or any member of its Group) or any of such other Party’s (or any member of its Group’s) officers or directors, open (acting solely as agent for the other Party), all mail, packages, facsimiles, e-mail and other communications received by it, and to retain the same to the extent that they relate to the business of the receiving Party or, to the extent that they do not relate to the business of the receiving Party, the receiving Party shall promptly deliver such mail, packages, facsimiles, e-mail or other communications (or, in case the same relate to both businesses, copies thereof) to the other Party. The provisions of this Section 2.7 are not intended to, and shall not be deemed to, constitute an authorization by any of the Company, SpinCo or the members of their respective Groups to (i) permit the other to accept service of process on its behalf and neither party is or shall be deemed to be the agent of the other for service of process purposes or (ii) waive any rights or privileges in respect of any such mail, package, facsimile, e-mail or other communication or the information contained therein.

(c) The Company shall, or shall cause its applicable Subsidiary to, promptly pay or deliver to SpinCo (or a designated member of its Group) any monies or checks that have been sent to or that are received by the Company or any member of its Group after the Distribution Time, including by or from any customers, suppliers or other commercial counterparties of the SpinCo Business or the SpinCo Group, to the extent that they constitute SpinCo Assets.

(d) SpinCo shall, or shall cause the applicable member of its Group to, promptly pay or deliver to the Company (or a designated member of its Group) any monies or checks that have been sent to SpinCo or any member of its Group (including the SpinCo Business and the SpinCo Group) after the Distribution Time to the extent that they constitute a Company Asset and are the property of the Company or a member of the Company Group hereunder.

2.8 Termination of Agreements.

(a) Except as set forth in Section 2.8(b), in furtherance of the releases and other provisions of Section 4.1, SpinCo and each member of the SpinCo Group, on the one hand, and the Company and each member of the Company Group, on the other hand, hereby terminate any and all agreements, arrangements, commitments or understandings, whether or not in writing, without any further liability to the Company, SpinCo or any members of its respective Groups, between or among SpinCo and/or any member of the SpinCo Group, on the one hand, and the Company and/or any member of the Company Group, on the other hand, effective as of the Distribution Time and in accordance with applicable Law. No such terminated agreement, arrangement, commitment or understanding (including any provision thereof which purports to survive termination) shall be of any further force or effect after the Distribution Time, and neither the Company, SpinCo nor any member of their respective Groups shall have any liability thereunder after the Distribution Time. Each Party shall, at the reasonable request of the other Party, take, or cause to be taken, such other actions as may be necessary to effect the foregoing.

(b) The provisions of Section 2.8(a) shall not apply to any of the following agreements, arrangements, commitments or understandings (or to any of the provisions thereof): (i) this Agreement, the Merger Agreement and the other Transaction Documents (and each other agreement or instrument expressly contemplated by this Agreement, the Merger Agreement or any other Transaction Documents to be entered into by any of the Parties or any of the members of their respective Groups or to be continued from and after the Distribution Time); (ii) any agreements, arrangements, commitments or understandings to which any Third Party is a party; (iii) any intercompany accounts payable or accounts receivable accrued as of the Distribution Time that are reflected in the books and records of the Parties or otherwise documented in writing in accordance with past practices, which shall be settled in the manner contemplated by Section 2.8(c); (iv) any agreements, arrangements, commitments or understandings to which any non-wholly owned Subsidiary of the Company or SpinCo, as the case may be, is a party (it being understood that directors’ qualifying shares or similar interests will be disregarded for purposes of determining whether a Subsidiary is wholly owned); and (v) any Shared Contracts.

(c) All of the intercompany accounts receivable and accounts payable between any member of the Company Group, on the one hand, and any member of the SpinCo Group, on the other hand, outstanding as of immediately prior to the Distribution Time shall be repaid, settled or otherwise eliminated in full, without any further liability thereunder to either party thereto, by means of cash payments, a dividend, capital contribution, a combination of the foregoing, or otherwise as determined by the Company in its reasonable discretion prior to the Distribution; provided that the Company shall not repay, settle or otherwise eliminate any such intercompany accounts in a manner that results in an adverse effect to any member of the SpinCo Group or that exposes RMT Partner or any member of the SpinCo Group to further Liability (unless the cost of such effect or Liability is fully reimbursed to the SpinCo Group or otherwise fully borne by the Company Group), without the prior written consent of RMT Partner (which consent shall not be unreasonably withheld, conditioned or delayed). Each Party shall, at the reasonable request of any other Party, take, or cause to be taken, such other actions as may be reasonably necessary to acknowledge the foregoing.

2.9 Treatment of Shared Contracts.

(a) Subject to applicable Law and without limiting the generality of the obligations set forth in Section 2.1, unless the Parties otherwise agree or the benefits of any Contract described in this Section 2.9 are expressly conveyed to the applicable Party pursuant to this Agreement, the Merger Agreement or any other Transaction Document, any Contract, a portion of which is a SpinCo Contract, but the remainder of which is a Company Asset (any such Contract, a “Shared Contract”), shall be assigned in relevant part to the applicable member(s) of the applicable Group, if so assignable, or appropriately amended prior to, on or after the Distribution Time, so that each Party or the member of its Group shall, as of the Distribution Time, be entitled to the rights and benefits, and shall assume the related portion of any Liabilities, inuring to the SpinCo Business or the Company Business, as applicable; provided, however, that (i) in no event shall any member of any Group be required to assign (or amend) any Shared Contract in its entirety or to assign a portion of any Shared Contract which is not assignable (or cannot be amended) by its terms (including any terms imposing consents or conditions on an assignment where such consents or conditions have not been obtained or fulfilled) and (ii) if any Shared Contract cannot be so partially assigned by its terms or otherwise, or cannot be amended or if such assignment or amendment would impair the benefit the parties thereto derive from such Shared Contract, then the Parties shall, and shall cause each of the members of their respective Groups to, take such other reasonable and permissible actions (including by subcontracting, sublicensing, subleasing or back-to-back agreement or by providing prompt notice to the other Party with respect to any relevant claim of Liability or other relevant matters arising in connection with a Shared Contract so as to allow such other Party the ability to exercise any applicable rights under such Shared Contract) to cause a member of the SpinCo Group or the Company Group, as the case may be, to receive the rights and benefits of that portion of each Shared Contract that relates to the SpinCo Business or the Company Business, as the case may be (in each case, to the extent so related), as if such Shared Contract had been assigned to a member of the applicable Group (or amended to allow a member of the applicable Group to exercise applicable rights under such Shared Contract) pursuant to this Section 2.9, and to bear the burden of the corresponding Liabilities (including any Liabilities that may arise by reason of such arrangement), as if such Liabilities had been assumed by a member of the applicable Group pursuant to this Section 2.9. Each of the Company and SpinCo shall, and shall cause the members of their respective Groups to, use its commercially reasonable efforts to complete the assignment or amendment of all Shared Contracts pursuant to this Section 2.9 prior to the Distribution Time.

(b) Except to the extent otherwise required by applicable Law (including pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of state, local or foreign law)), each of the Company and SpinCo shall, and shall cause the members of its Group to, (i) treat for all Tax purposes the portion of each Shared Contract inuring to its respective businesses as an Asset owned by, and/or a Liability of, as applicable, such Party, or the members of its Group, as applicable, not later than the Distribution Time, and (ii) neither report nor take any Tax position (on a Tax Return or otherwise) inconsistent with such treatment.

(c) Nothing in this Section 2.9 shall require any member of any Group to (and (i) neither the Company nor any member of the Company Group nor, prior to the Distribution Time, SpinCo nor any member of the SpinCo Group shall, without the prior written consent of RMT Partner and (ii) neither RMT Partner nor any member of the RMT Partner Group shall, without the prior written consent of the Company) make any non-de minimis payment (except to the extent advanced, assumed or agreed in advance to be reimbursed by any member of the other Group), incur any non-de minimis obligation or grant any non-de minimis concession for the benefit of any member of the other Group in order to effect any transaction contemplated by this Section 2.9.

2.10 Treatment of Shared Services. The Company, SpinCo and RMT Partner acknowledge and agree that (a) the SpinCo Business currently receives from the Company and the members of the Company Group certain Shared Services, (b) except as expressly provided in any Transaction Document or the Merger Agreement, all Shared Services shall cease at the Distribution Time, and all agreements and arrangements (whether or not in writing) in respect thereof shall terminate as of the Distribution Time without further liability to RMT Partner or any member of the SpinCo Group, and (c) from and after the Distribution Time, SpinCo and RMT Partner (and their Affiliates) shall have no rights or Liabilities under any Shared Contracts that are not SpinCo Contracts, except to the extent set forth and in accordance with the terms and conditions of any Transaction Document or the Merger Agreement.

2.11 Certain Adjustments.

(a) Certain Definitions.

(i) “Estimated Net Working Capital Adjustment” shall mean (A) if the Estimated Net Working Capital exceeds one hundred and five percent (105%) of the Target Net Working Capital, then a positive amount equal to the amount by which such Estimated Net Working Capital exceeds one hundred and five percent (105%) of the Target Net Working Capital; (B) if the Estimated Net Working Capital is equal to or less than one hundred and five percent (105%) of the Target Net Working Capital and equal to or greater than ninety-five percent (95%) of the Target Net Working Capital, then an amount equal to zero; and (C) if the Estimated Net Working Capital is less than ninety-five percent (95%) of the Target Net Working Capital, then a negative amount equal to the amount by which ninety-five percent (95%) of the Target Net Working Capital exceeds the Estimated Net Working Capital.

(ii) “Estimated SpinCo Expense Reimbursement” shall mean the SpinCo Expense Reimbursement as estimated by the Company in good faith prior to the Closing.

(iii) “Final Net Working Capital Adjustment” shall mean (A) if the Final Net Working Capital exceeds one hundred and five percent (105%) of the Target Net Working Capital, then a positive amount equal to the amount by which such Final Net Working Capital exceeds one hundred and five percent (105%) of the Target Net Working Capital; (B) if the Final Net Working Capital is equal to or less than one hundred and five percent (105%) of the Target Net Working Capital and equal to or greater than ninety-five percent (95%) of the Target Net Working Capital, then an amount equal to zero; and (C) if the Final Net Working Capital is less than ninety-five percent (95%) of the Target Net Working Capital, then a negative amount equal to the amount by which ninety-five percent (95%) of the Target Net Working Capital exceeds the Final Net Working Capital.

(iv) “Net Working Capital” shall mean as of immediately prior to the Distribution (the “Cut-Off Time”) an amount (which may be a positive or negative number) equal to (i) the current assets of the SpinCo Business, minus (ii) the current liabilities of the SpinCo Business, in each case, which are included in the line item categories specifically identified in the illustrative calculation set forth on Exhibit A, but excluding (A) any deferred Tax assets, deferred Tax liabilities, income Tax assets, and income Tax liabilities, (B) all receivables and payables between any Transferred Entity and another Transferred Entity, (C) amounts outstanding pursuant to intercompany accounts, arrangements, understandings or Contracts to be settled or eliminated in connection with the Closing pursuant to Section 2.8, (D) the SpinCo Financing and/or the Permanent SpinCo Financing and any proceeds thereof, (E) the SpinCo Expense Reimbursement (including the Reimbursement Obligations), and (F) the Company Assets and the Company Liabilities. The Net Working Capital will be determined in accordance with the Accounting Principles.

(v) “SpinCo Cash” shall mean the aggregate amount of cash and cash equivalents of SpinCo and the other members of the SpinCo Group as of the Cut-Off Time (other than any cash paid to SpinCo by the Company in respect of the Cash Transfer and, if applicable, any cash equal to the Excess Borrowed Proceeds); provided that SpinCo Cash (A) will be increased by all deposits in transit that have not yet cleared, other than wire transfers and drafts deposited but not cleared, in each case for the benefit of SpinCo and the other members of the SpinCo Group, (B) will be reduced by (1) all outstanding and uncleared checks, wire transfers and drafts of SpinCo and the other members of the SpinCo Group, (2) any Excess Cash, (3) any Restricted Cash and (4) any Excluded Cash received by any member of the Company Group or any member of the SpinCo Group prior to the Cut-Off Time, and (C) will be determined in accordance with GAAP.

(vi) “SpinCo Indebtedness” shall mean, without duplication, in each case calculated in accordance with the Accounting Principles, the aggregate amount outstanding with respect to any of the following of any member of the SpinCo Group as of the Cut-Off Time: (a) obligations for borrowed money or in respect of loans or advances (including any principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees, sale or liquidity participation amounts, reimbursements, indemnities and all other amounts payable in connection therewith); (b) obligations evidenced by bonds, debentures, notes, or debt securities; (c) obligations under drawn letters of credit, bankers’ acceptances, sureties and similar instruments issued for the account of such Person; (d) all Liabilities arising out of interest rate and currency swap arrangements and any other arrangements designed to provide protection against fluctuations in interest or currency rates, to the extent such arrangements are required to be unwound or terminated, in accordance with their terms, as a result of the consummation of the Distribution or Merger, calculated, as of the Cut-Off Time, as the amount of any payments that would be required to be paid by such Person to the counterparty banks in the event of an early unwind or early termination of such arrangements at the Cut-Off Time less any amount payable to such Person in connection to such unwind or termination; (e) the amount of any deferred purchase price Liabilities related to past acquisitions for equity, property, assets, goods or services (including holdback amounts or similar items including any contingent obligations to pay a deferred purchase price (including contingent earn-outs but excluding any indemnification or similar non-purchase price obligations) and similar performance-based payment obligations) (it being understood that any Liability set forth on Schedule 2.3(b)(iv) shall not be part of this clause (e)); (f) obligations as lessee that would be required under GAAP to be recorded as capital or finance leases on a balance sheet as of the Cut-Off Time; (g) the SpinCo Employee Deferred Compensation Liabilities and the SpinCo Director Deferred Compensation Liabilities (each, as defined in the Employee Matters Agreement); (h) all unfunded or underfunded liabilities under any defined benefit pension, gratuity, seniority premium, termination indemnity, provident fund, retirement indemnity, statutory severance, or retiree welfare plans or arrangements that are transferred to or assumed by any member of the SpinCo Group; (i) all retention or transaction bonus agreements or other payments pursuant to the programs set forth on Schedule 2.11(a)(vi) that are or become payable by the SpinCo Group after the Distribution Time, together with the employer portion of any Taxes payable by any member of the SpinCo Group with respect thereto and calculated as if all such amounts were paid on the Closing Date (excluding any liabilities or obligations arising (i) in connection with any arrangements entered into at the direction of RMT Partner or any member of the RMT Partner Group or (ii) as a result of both the Reorganization, Distribution or Merger and a termination of employment or continued service following the consummation of the Reorganization, Distribution or Merger); (j) all outstanding and unpaid bonus, severance, ordinary course retention (which does not include the Interim Period Retention Awards or the Post-Closing Retention Awards (each as defined in Section 7.1(b)(viii) of the SpinCo Disclosure Schedule to the Merger Agreement)), commission or incentive compensation (but not equity compensation) obligations that are or will become payable by the SpinCo Group to any current or former employee, officer, director or other individual service provider of the Company Group (solely to the extent relating to the SpinCo Business) or the SpinCo Group, together with the employer portion of any Taxes payable with respect thereto and calculated as if all such amounts were paid on the Closing Date; (k) long-term workers’ compensation claim reserves (whether or not reflected as a liability on the financial statements of the SpinCo Group) for claims related to injuries first occurring prior to the Distribution Date that are transferred to or assumed by any member of the SpinCo Group; (l) fifty percent (50%) of all long-term deferred revenue associated with service Contracts that are SpinCo Contracts; and (m) guaranties of any obligations of the types described in the preceding clauses (a) through (l), inclusive, of any other Person; in each case, excluding (I) indebtedness incurred pursuant to the SpinCo Financing and/or Permanent SpinCo Financing, (II) any amounts otherwise accounted for in the Net Working Capital or the SpinCo Expense Reimbursement, (III) any Tax assets and Tax liabilities, (IV) any lease obligations that are treated as operating leases under GAAP for purposes of the statement of operations but capitalized on the balance sheet under ASC 842 and (V) any obligations owing between or among members of the SpinCo Group.

(vii) “Target Net Working Capital” shall mean $731,000,000.

(b) No later than five (5) Business Days prior to the Closing Date, the Company shall prepare and deliver to SpinCo and RMT Partner a written report (the “Initial Adjustment Statement”) setting forth in reasonable detail the Company’s good faith estimate of (i) the Net Working Capital as of the Cut-Off Time (such estimate, the “Estimated Net Working Capital”), (ii) the SpinCo Indebtedness as of the Cut-Off Time (such estimate, the “Estimated SpinCo Indebtedness”), (iii) the Estimated SpinCo Expense Reimbursement, and (iv) the Cash Transfer Amount, in each case of clauses (i)-(iv), based on the Company’s books and records and other information available to the Company at the Closing, together with reasonable supporting detail and prepared in conformity with the requirements of this Agreement. Following the delivery of the Initial Adjustment Statement, but prior to the Closing, RMT Partner shall have the right (but not the obligation) to review the Initial Adjustment Statement, and the Company shall reasonably cooperate with RMT Partner in connection with its review of the Initial Adjustment Statement, including by providing information reasonably necessary or useful in connection with RMT Partner’s review of the Initial Adjustment Statement as reasonably requested by RMT Partner and shall consider any comments to the Initial Adjustment Statement proposed by RMT Partner in good faith. The Company and RMT Partner will attempt to resolve in good faith any differences that they may have with respect to the computation of any of the items in the Initial Adjustment Statement; provided that, if the Company and RMT Partner are unable to resolve such differences prior to the Closing, the amounts of the Estimated Net Working Capital, Estimated SpinCo Indebtedness, Estimated SpinCo Expense Reimbursement and the Cash Transfer Amount as reflected in the Initial Adjustment Statement shall be used for purposes of calculating the Cash Transfer Amount to be paid on the Closing Date.

(c) Within one hundred and twenty (120) days following the Closing Date, RMT Partner shall deliver to the Company a statement (the “Preliminary Adjustment Statement”) setting forth in reasonable detail RMT Partner’s good faith calculation of (i) the Net Working Capital as of the Cut-Off Time, (ii) SpinCo Cash as of the Cut-Off Time, (iii) SpinCo Indebtedness as of the Cut-Off Time, (iv) the SpinCo Expense Reimbursement and (v) the Cash Transfer Amount, together, in the case of clauses (i)-(v), with reasonable supporting detail and prepared in conformity with the requirements of this Agreement.

(d) If the Company disagrees with the calculations set forth in the Preliminary Adjustment Statement, the Company will deliver to RMT Partner, within sixty (60) days after receipt by the Company of the Preliminary Adjustment Statement (the “Review Period”) a written statement describing each objection thereto and the Company’s proposed adjustments, including reasonable detail of each item or amount in dispute, the basis for such dispute and the supporting documentation, schedules and calculation (the “Notice of Disagreement”) (and the Company will be deemed to have accepted the values assigned by the Preliminary Adjustment Statement to any individual item or amount not specifically identified in such Notice of Disagreement). If the Company does not deliver a Notice of Disagreement within the Review Period, the Company will be deemed to have accepted the Preliminary Adjustment Statement, which will be the “Final Adjustment Statement” for purposes of the payment (if any) contemplated by Section 2.11(j).

(e) If the Company delivers to RMT Partner a Notice of Disagreement during the Review Period, the Company and RMT Partner will attempt to resolve in good faith the matters contained in the Notice of

Disagreement within thirty (30) days after RMT Partner’s receipt of the Notice of Disagreement (the “Resolution Period”). Rule 408 of the Federal Rules of Evidence shall apply to each of the Company and RMT Partner during any discussions or negotiations during the Resolution Period, and any subsequent dispute arising therefrom. If the Company and RMT Partner reach a written resolution with respect to all such matters (if any) on or before the final day of the Resolution Period, the Preliminary Adjustment Statement, as modified by such resolution, will be the “Final Adjustment Statement” for purposes of the payment (if any) contemplated by Section 2.11(j). If such a resolution is not reached during the Resolution Period, the Company and RMT Partner will promptly (no later than five (5) Business Days after the final day of the Resolution Period) (i) retain a nationally recognized independent certified public accounting firm in the United States mutually acceptable to the Company and RMT Partner or (ii) if the Company and RMT Partner are unable to agree on a firm within ten (10) days after the end of the Resolution Period, then, within an additional five (5) days, the Company and RMT Partner shall each select one such firm and those two firms shall, within five (5) days after their selection, select a third such firm (the firm selected in accordance with clause (i) or the third firm selected in accordance with clause (ii), as applicable, the “Independent Accounting Firm”). The Company and RMT Partner will enter into a customary engagement letter with the Independent Accounting Firm promptly after such selection and submit any unresolved objections covered by the Notice of Disagreement (the “Disputed Items”) to the Independent Accounting Firm for resolution in accordance with this Section 2.11(e), together with a copy of this Agreement and the Preliminary Adjustment Statement, promptly after entering into such engagement letter (but in any event, no later than ten (10) days after entering into such engagement letter); provided, that the Company and RMT Partner cannot assign a value to any Disputed Item that is more favorable to such Party than what such Party included in the Notice of Disagreement or the Preliminary Adjustment Statement, respectively. The Independent Accounting Firm shall act as an expert and not as an arbitrator. In no event shall the Company or RMT Partner (or SpinCo) communicate (or permit any of the members of its respective Group or Representatives to communicate) with the Independent Accounting Firm without providing the other Party(ies) a reasonable opportunity to participate in such communication. The Company and RMT Partner will instruct the Independent Accounting Firm to (A) within thirty (30) days after submission of the Disputed Items, make a final determination with respect to each of the Disputed Items (and only the Disputed Items) that is (1) consistent with the terms of this Agreement and (2) within the range of the respective positions taken by each of the Company and RMT Partner and (3) based solely on written submissions of the Company and RMT Partner (i.e., not on the basis of an independent review), a copy of which shall simultaneously be provided to the other Party(ies), and in accordance with procedures agreed to by the Parties and the Independent Accounting Firm and (B) prepare and deliver to the Company and RMT Partner a written statement setting forth its final determination (and a reasonably detailed description of the basis therefor) with respect to each Disputed Item (the “Independent Accounting Firm’s Report”). The scope of the disputes to be resolved by the Independent Accounting Firm shall be limited to correcting mathematical errors and determining whether the Disputed Items were determined in accordance with the Accounting Principles, this Section 2.11 and Exhibit A, and the Independent Accounting Firm shall not be permitted to make any other determination, including as to whether Target Net Working Capital is correct. The Independent Accounting Firm’s determination with respect to each Disputed Item as reflected in the Independent Accounting Firm’s Report will be final, conclusive and binding absent fraud or manifest error. The Preliminary Adjustment Statement, as modified by any changes thereto in accordance with any adjustments agreed in writing between the Company and RMT Partner during the Resolution Period and the Independent Accounting Firm’s Report, will be the “Final Adjustment Statement” for purposes of the payment (if any) contemplated by Section 2.11(i). With respect to any “estimated” item, such item shall be “final” pursuant to this Section 2.11 for purposes of calculating the Final Cash Transfer Amount whether by failure of the Company to deliver an objection to the Preliminary Adjustment Statement, by mutual agreement between the Company and RMT Partner or by determination of the Independent Accounting Firm.

(f) Each of the Company and SpinCo will (A) pay its own respective costs and expenses incurred in connection with this Section 2.11 and (B) be responsible for the fees and expenses of the Independent Accounting Firm in connection with this Section 2.11 on a pro rata basis based upon the inverse of the degree to which the Independent Accounting Firm has accepted the respective positions of the Company and SpinCo (which will be determined by the Independent Accounting Firm and set forth in the Independent Accounting

Firm’s Report). For example, if the Independent Accounting Firm determines that it accepted seventy percent (70%) of the position of the Company, the Company will pay thirty percent (30%) of the fees and expenses of the Independent Accounting Firm and SpinCo will pay the remaining seventy percent (70%) of such fees and expenses.

(g) In connection with the matters set forth in this Section 2.11, during the Review Period and Resolution Period, if applicable, each Party and its Representatives shall, subject to execution of customary access letters (if applicable), be provided access to all relevant work papers, schedules and other supporting documents prepared by the other Party or Parties, as applicable, the members of their respective Groups or their respective Representatives and used in connection with the calculation of Net Working Capital, SpinCo Cash, SpinCo Indebtedness and the SpinCo Expense Reimbursement and access, during normal business hours and upon reasonable notice and in a manner that does not adversely interfere with the conduct of such other Party’s business, any other information in such other Party’s possession which a Party reasonably requests, and each Party shall, and shall cause its Representatives to, cooperate reasonably with the requesting Party or Parties and its or their Representatives in connection therewith; provided, that in the event that the Party to whom the request has been made determines that any such provision of information could be detrimental to the Party providing the information, violate any Law or agreement, waive any legal privilege available under applicable Law, including any attorney-client privilege, attorney work product privilege, and confidentiality privileges applying to federally authorized tax practitioners under Section 7525 of the Code (or any similar provision of state, local, foreign or other tax law), or breach any duty of confidentiality owed to any Person, then the Parties shall use commercially reasonable efforts to permit compliance with such obligations to the extent and in a manner that avoids any such harm or consequence.

(h) The Company and RMT Partner agree that the procedures set forth in this Section 2.11 for resolving disputes with respect to the Preliminary Adjustment Statement shall be the sole and exclusive method for resolving any such disputes; provided that this provision shall not prohibit any party from instituting litigation to enforce this Section 2.11 including any decision pursuant to the terms hereof by the Independent Accounting Firm in any court of competent jurisdiction. The substance of the Independent Accounting Firm’s determination shall not be subject to review or appeal, absent a showing of fraud or manifest error. It is the intent of the Parties to have any determination of Disputed Items by the Independent Accounting Firm proceed in an expeditious manner; provided, however, that any deadline or time period contained herein may be extended or modified by agreement of the Parties, and the Parties agree that the failure of the Independent Accounting Firm to strictly conform to any deadline or time period contained herein shall not be a basis for seeking to overturn any determination rendered by the Independent Accounting Firm.

(i) The Net Working Capital set forth in the Final Adjustment Statement is referred to herein as the “Final Net Working Capital.”

(j) Within five (5) Business Days after the determination of the Final Cash Transfer Amount pursuant to Section 2.11(e), (i) if the Final Cash Transfer Amount exceeds the Cash Transfer Amount, SpinCo will pay to the Company the amount of such excess, by wire transfer of immediately available funds to one (1) or more accounts designated in writing by the Company or (ii) if the Cash Transfer Amount exceeds the Final Cash Transfer Amount, the Company will pay to SpinCo the amount of such excess, by wire transfer of immediately available funds to one (1) or more accounts designated in writing by SpinCo. Any payment pursuant to this Section 2.11(j) shall be treated as an adjustment to the Cash Transfer for all U.S. federal (and applicable state, local and foreign) income tax purposes.

(k) For the avoidance of doubt, the Net Working Capital of SpinCo, Final SpinCo Cash, Final SpinCo Indebtedness and the SpinCo Expense Reimbursement shall all be calculated for the purposes of this Section 2.11 and in the calculation of the Cash Transfer Amount and Final Cash Transfer Amount as of immediately prior to the Distribution and shall (i) be based exclusively on the facts and circumstances as they exist as of or immediately prior to the Distribution Time and (ii) entirely disregard (x) any and all effects on SpinCo and its Subsidiaries (including the assets and liabilities of SpinCo and its Subsidiaries) as a result of the transactions contemplated by this Agreement and the Merger Agreement (for the avoidance of doubt, other than with respect to the calculation of the SpinCo Expense Reimbursement) or of any financing or refinancing arrangements entered into at any time by RMT Partner or any other transaction entered into by RMT Partner in connection with the consummation of the transactions contemplated by this Agreement and the Merger Agreement and (y) any of the plans, transactions, fundings, payments or changes which RMT Partner initiates or makes or causes to be initiated or made on or after the Closing with respect to SpinCo and its Subsidiaries or their business or assets, or any facts or circumstances that are unique or particular to RMT Partner or any of its assets or liabilities.

2.12 Bank Accounts; Cash Balances.

(a) Each of the Company and SpinCo agrees to take, or cause the members of its Group to take, at the Distribution Time (or such earlier time as the Parties may agree), all actions necessary to amend all Contracts governing each bank and brokerage account owned by SpinCo or any other member of the SpinCo Group (collectively, the “SpinCo Accounts”) and all Contracts governing each bank or brokerage account owned by the Company or any other member of the Company Group (collectively, the “Company Accounts”) so that each such SpinCo Account and Company Account, if currently linked (whether by automatic withdrawal, automatic deposit or any other authorization to transfer funds from or to) to any Company Account or SpinCo Account, respectively, is de-linked from such Company Account or SpinCo Account, respectively.

(b) It is intended that, following consummation of the actions contemplated by Section 2.12(a), there will be in place a cash management process pursuant to which the SpinCo Accounts will be managed and funds collected will be transferred into one (1) or more accounts maintained by SpinCo or a member of the SpinCo Group.

(c) It is intended that, following consummation of the actions contemplated by Section 2.12(a), there will continue to be in place a cash management process pursuant to which the Company Accounts will be managed and funds collected will be transferred into one (1) or more accounts maintained by the Company or a member of the Company Group.

(d) With respect to any outstanding checks issued or payments initiated by the Company, SpinCo, or any of the members of their respective Groups prior to the Distribution Time, such outstanding checks and payments shall be honored following the Distribution Time by the Person or Group owning the account on which the check is drawn or from which the payment was initiated, respectively.

2.13 Transaction Documents. Effective on or prior to the Distribution Time, each of the Company and SpinCo will, or will cause the applicable members of their Groups to, execute and deliver all Transaction Documents to which it is a party.

2.14 Disclaimer of Representations and Warranties. EACH OF THE COMPANY (ON BEHALF OF ITSELF AND EACH MEMBER OF THE COMPANY GROUP), SPINCO (ON BEHALF OF ITSELF AND EACH MEMBER OF THE SPINCO GROUP) AND RMT PARTNER (ON BEHALF OF ITSELF AND EACH MEMBER OF THE RMT PARTNER GROUP) UNDERSTANDS AND AGREES THAT, EXCEPT AS EXPRESSLY SET FORTH HEREIN OR IN ANY OTHER TRANSACTION DOCUMENT OR THE MERGER AGREEMENT, NO PARTY TO THIS AGREEMENT, THE MERGER AGREEMENT, ANY OTHER TRANSACTION DOCUMENT OR ANY OTHER AGREEMENT OR DOCUMENT CONTEMPLATED BY THIS AGREEMENT, THE MERGER AGREEMENT, ANY OTHER TRANSACTION DOCUMENT OR OTHERWISE, IS REPRESENTING OR WARRANTING IN ANY WAY AS TO: (A) THE ASSETS, BUSINESSES OR LIABILITIES TRANSFERRED OR ASSUMED AS CONTEMPLATED HEREBY OR THEREBY, (B) ANY CONSENTS OR APPROVALS REQUIRED IN CONNECTION THEREWITH, (C) THE VALUE OR FREEDOM FROM ANY SECURITY INTERESTS OF, OR ANY OTHER MATTER CONCERNING, ANY ASSETS OF SUCH PARTY, (D) THE ABSENCE OF ANY DEFENSES OR RIGHT OF SETOFF OR FREEDOM FROM COUNTERCLAIM WITH RESPECT TO ANY CLAIM OR OTHER ASSET, INCLUDING ANY ACCOUNTS RECEIVABLE, OF ANY PARTY, OR (E) THE LEGAL SUFFICIENCY OF ANY ASSIGNMENT, DOCUMENT OR INSTRUMENT DELIVERED HEREUNDER TO CONVEY TITLE TO ANY ASSET OR THING OF VALUE UPON THE EXECUTION, DELIVERY AND FILING HEREOF OR THEREOF. EXCEPT AS MAY EXPRESSLY BE SET FORTH HEREIN, THE MERGER AGREEMENT OR IN ANY OTHER TRANSACTION DOCUMENT, ALL SUCH ASSETS ARE BEING TRANSFERRED ON

AN “AS-IS,” “WHERE-IS” BASIS (AND, IN THE CASE OF ANY REAL PROPERTY, BY MEANS OF A QUITCLAIM OR SIMILAR FORM OF DEED OR CONVEYANCE) AND THE RESPECTIVE TRANSFEREES SHALL BEAR THE ECONOMIC AND LEGAL RISKS THAT (I) ANY CONVEYANCE WILL PROVE TO BE INSUFFICIENT TO VEST IN THE TRANSFEREE GOOD AND MARKETABLE TITLE, FREE AND CLEAR OF ANY SECURITY INTEREST, AND (II) ANY NECESSARY APPROVALS OR NOTIFICATIONS ARE NOT OBTAINED OR MADE OR THAT ANY REQUIREMENTS OF LAWS OR JUDGMENTS ARE NOT COMPLIED WITH.

2.15 SpinCo Financing. Prior to the Distribution Time and subject to the terms and conditions of the Merger Agreement, SpinCo will enter into a definitive agreement or agreements providing for the SpinCo Financing or Permanent SpinCo Financing, incur the SpinCo Financing and/or Permanent SpinCo Financing and receive the proceeds thereof. From and after SpinCo’s or any other member of the SpinCo Group’s receipt of the proceeds of the SpinCo Financing and/or the Permanent SpinCo Financing, SpinCo shall not distribute or disburse any portion of the proceeds of the SpinCo Financing and/or the Permanent SpinCo Financing other than in connection with the payment of the SpinCo Cash Distribution, the Cash Transfer and (to the extent applicable) the RMT Partner Special Dividend, in each case, in accordance with the terms of this Agreement or in connection with satisfying any payment obligations (including payment of associated fees, costs and other expenses) under the SpinCo Financing and/or the Permanent SpinCo Financing.

2.16 Financial Information Certifications. The Company’s disclosure controls and procedures and internal control over financial reporting (as each is contemplated by the Exchange Act) are currently applicable to SpinCo as its Subsidiary. In order to enable the principal executive officer and principal financial officer of SpinCo to make the certifications required of them under Section 302 of the Sarbanes-Oxley Act of 2002 following the Distribution in respect of any quarterly or annual fiscal period of SpinCo that begins on or prior to the Distribution Date in respect of which financial statements are not included in a Disclosure Document (a “Straddle Period”), the Company, on or before the date that is ten (10) days prior to the latest date on which RMT Partner or SpinCo may file the periodic report pursuant to Section 13 of the Exchange Act for any such Straddle Period (not taking into account any possible extensions), shall provide RMT Partner and/or SpinCo, as applicable, with one (1) or more certifications with respect to such disclosure controls and procedures and the effectiveness thereof and whether there were any changes in the internal controls over financial reporting that have materially affected or are reasonably likely to materially affect the internal control over financial reporting, which certification(s) shall (x) be with respect to the applicable Straddle Period (it being understood that no certification need be provided with respect to any period or portion of any period after the Distribution Date) and (y) be in substantially the same form as those that had been provided by officers or employees of the Company in similar certifications delivered prior to the Distribution Date, with such changes thereto as the Company may reasonably determine. Such certification(s) shall be provided by the Company (and not by any officer or employee in their individual capacity).

2.17 Works Council Matters.

(a) The Reorganization Step Plan with regards to any French Subsidiary of the Company (including the French Subsidiary to be formed pursuant the Reorganization Step Plan) will not be implemented unless and until the relevant French corporate body having authority to decide about any such measures under the Reorganization Step Plan has notified its decision to proceed with the transactions contemplated by this Agreement, such decision to be notified only after completion of the consultation process with the relevant French works council pursuant to Article L. 2312-16, R. 2312-5 and R. 2312-6 of the French Labor Code (the “French Consultation Process”), which shall commence promptly following the date hereof. For the purposes of this clause, the French Consultation Process shall be deemed completed on the date the relevant works council renders its opinion (whether positive or negative) or is deemed to have rendered such opinion under applicable law. Until completion of the French Consultation Process, the Parties shall not, directly or indirectly, take any binding decision with respect to any French Subsidiary of the Company (including the French Subsidiary to be formed pursuant the Reorganization Step Plan) or take any step to implement the relevant parts of the Reorganization Step Plan affecting any French Subsidiary of the Company (including the French Subsidiary to be formed pursuant the Reorganization Step Plan).

(b) The Reorganization Step Plan with regards to any Dutch Subsidiary of the Company will not be implemented unless and until the relevant corporate body having authority to decide about any such measures under the Reorganization Step Plan has notified its decision to proceed with the transactions contemplated by this Agreement, such decision to be notified only after completion of the consultation process with the relevant Dutch works council pursuant to Article 25 of the Dutch Works Councils Act (the “Dutch Consultation Process”), which shall commence promptly following the date hereof. For the purposes of this clause, the Dutch Consultation Process shall be deemed completed on the date the relevant works council renders its opinion which allows for the direct implementation of the intended decisions for which the Dutch works council has been requested for its advice or is deemed to have rendered such opinion under applicable law. In the event of a negative advice (including an advice with conditions not acceptable to the Company and/or the Dutch Subsidiary) or in the absence of an advice while the Dutch works council had a reasonable period to render its advice, the relevant corporate body having authority may inform the Dutch works council in writing in accordance with article 25 paragraph 5 of the WOR that it will proceed with the Reorganization Step Plan with regards to the Dutch Subsidiary of the Company, in which case the Dutch works council consultation process is deemed completed once (x) the one-month waiting period as set out in article 25 paragraph 6 of the WOR has lapsed, without the Dutch works council having initiated legal proceedings as set out in article 26 of the WOR; (y) the Dutch works council has unconditionally and irrevocably waived its right to initiate the legal proceedings or has otherwise given its consent to proceed; or (z) following the initiation of legal proceedings as set out in article 26 of the WOR, (i) the Dutch works council has unconditionally and irrevocably waived its right to initiate the legal proceedings or has otherwise unconditionally and irrevocably withdrawn these legal proceedings, or (ii) the Enterprise Chamber of the Amsterdam Court of Appeal (Ondernemingskamer) has handed down a decision that does not prevent the implementation of the Reorganization Step Plan with regards to any Dutch Subsidiary of the Company. If following the legal proceedings referred to above, the Enterprise Chamber of the Amsterdam Court of Appeal has made a decision that does prevent the implementation of the Reorganization Step Plan with regards to any Dutch Subsidiary of the Company, the relevant corporate body shall re-engage with the Dutch works council, taking the decision of the Enterprise Chamber of the Amsterdam Court of Appeal into account. Until completion of the Dutch Consultation Process pursuant to this Section 2.17(b), the Parties shall not, directly or indirectly, take any binding decision with respect to any Dutch Subsidiary of the Company (including the Dutch Subsidiary to be formed pursuant the Reorganization Step Plan) or take any step to implement the relevant parts of the Reorganization Step Plan affecting any Dutch Subsidiary of the Company (including the Dutch Subsidiary to be formed pursuant the Reorganization Step Plan).

(c) The Company shall not, pursuant to this Section 2.17, (i) make, propose or accept any amendment to this Agreement or any other Transaction Document or Transfer Document or commitment, undertaking or promise to the relevant works council and/or the employees and/or trade unions of the SpinCo Group in connection with the Reorganization or the other transactions contemplated by the Transaction Documents or make any communication regarding the intention of RMT Partner or any other member of the RMT Partner Group concerning the future operations (including related to employment) of the SpinCo Group, in each case, that has an adverse impact on RMT Partner or any member of the SpinCo Group or SpinCo Asset in any non-de minimis respect (other than any impact that is fully reimbursed or borne by the Company), without RMT Partner’s prior approval (not to be unreasonably withheld, conditioned or delayed), or (ii) take any action with respect to the defense or settlement of an Action brought by the relevant works council that has an adverse impact on RMT Partner or any member of the SpinCo Group or SpinCo Asset in any non-de minimis respect (other than any monetary impact that is fully reimbursed or borne by the Company), in each case, without the prior written approval of RMT Partner (not to be unreasonably withheld, conditioned or delayed). If, pursuant to Section 2.17(b), the applicable Dutch works council either (i) renders negative advice or (ii) sets any conditions for positive advice or neutral advice, in each case, that require changes to this Agreement or any other Transaction Document or Transfer Document or additional commitments of the Parties, then the Company shall inform RMT Partner thereof promptly in writing. As soon as reasonably possible thereafter, the Parties will, using reasonable best efforts and in good faith, initiate discussions among each other and the Dutch works council with the aim of reaching an agreement on any such amendments or additional commitments, as applicable, as the Parties deem necessary to accommodate the conditions imposed by the Dutch works council;

provided that (i) RMT Partner shall not be required to agree on any such amendments or accept any such additional commitments that have an adverse impact on RMT Partner or any member of the SpinCo Group or SpinCo Asset in any non-de minimis respect (other than any monetary impact that is fully reimbursed or borne by the Company) and (ii) the Company shall not be required to agree on any such amendments or accept any such additional commitments that have an adverse impact on the Company or any member of the Company Group or Company Asset in any non-de minimis respect (other than any monetary impact that is fully reimbursed or borne by the RMT Partner), in each case, in connection with the Dutch Consultation Process.

2.18 Trade Union Matters. The Reorganization Step Plan with regards to any Dutch Subsidiary of the Company will not be implemented unless and until the relevant corporate body having authority to decide about any such measures under the Reorganization Step Plan has notified its decision to proceed with the transactions contemplated by this Agreement, such decision to be notified only after completion of the consultation process with any relevant Dutch trade union and any relevant Dutch employers’ association (the “Dutch Trade Union Process”), which such Dutch Trade Union Process shall be commenced as soon as possible following the date hereof and be completed on the date as determined by the relevant corporate body having authority to decide about any such measures under the Reorganization Step Plan. Until then, the Parties shall not, directly or indirectly, take any binding decision with respect to any Dutch Subsidiary of the Company (including the Dutch Subsidiary to be formed pursuant the Reorganization Step Plan) or take any step to implement the relevant parts of the Reorganization Step Plan affecting any Dutch Subsidiary of the Company (including the Dutch Subsidiary to be formed pursuant the Reorganization Step Plan).

2.19 Minimum Cash. At the Distribution Time, the Company shall cause the applicable members of the SpinCo Group to have the Minimum Cash available to such member or members in the bank accounts in the applicable operational regions and jurisdictions as set forth in Schedule 2.19; provided that the foregoing shall not apply to any operational region and/or jurisdiction that is a Deferred SpinCo Local Business.

ARTICLE III

THE DISTRIBUTION

3.1 Actions Prior to the Distribution. Prior to the Distribution Time and subject to the terms and conditions set forth herein, the Parties shall take, or cause to be taken, the following actions in connection with the Distribution:

(a) Securities Law Matters.

(i) SpinCo shall cooperate with the Company to accomplish the Distribution, including in connection with the preparation of all documents and the making of all filings required in connection with the Distribution. The Company shall be permitted to direct and control the efforts of SpinCo in connection with the Distribution, and SpinCo shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all other things reasonably necessary to facilitate the Distribution as reasonably directed by the Company in good faith and in accordance with the applicable terms and subject to the conditions of this Agreement, the Merger Agreement and the other Transaction Documents.

(ii) SpinCo and the Company, as applicable, shall file the Disclosure Documents and any amendments or supplements thereto as may be necessary or advisable in order to cause the Disclosure Documents to become and remain effective as required by the SEC or federal, state or other applicable securities Laws. The Company and SpinCo shall prepare and mail or otherwise make available, prior to any Distribution Date, to the Record Holders, such information concerning SpinCo, the Company, RMT Partner, their respective businesses, operations and management, the Distribution and such other matters as the Company shall reasonably determine and as may be required by Law. The Company and SpinCo will prepare, and SpinCo will, to the extent required under applicable Law, file with or submit to the SEC, any such documentation and any requisite no-action letters which the Company determines are necessary or desirable to effectuate the Distribution, and the Company and SpinCo shall each use its reasonable best efforts to obtain all necessary approvals from the SEC with respect thereto as soon as practicable. The Company and SpinCo shall take all such action as may be necessary or appropriate under the securities or blue sky laws of states or other political subdivisions of the United States (and any comparable Laws under any foreign jurisdiction) in connection with the Distribution.

(b) Stock Exchange Matters. The Company shall give the NYSE not less than ten (10) days’ advance notice of the Record Date, in compliance with Rule 10b-17 under the Exchange Act.

(c) The Distribution Agent. The Company shall enter into a distribution agent agreement with the Distribution Agent or otherwise provide instructions to the Distribution Agent regarding the Distribution.

(d) Preferred Stock Recapitalization and Preferred Stock Exchange. Immediately prior to the Record Date and in connection with the Reorganization, in exchange for shares of Company Common Stock then held by (i) the Trust under the Becton, Dickinson and Company 1996 Directors’ Deferral Plan and (ii) the Becton, Dickinson and Company Salary and Bonus Deferral Plan Trust for the BD Deferred Compensation and Retirement Benefit Restoration Plan (collectively, the “Trusts”), the Trusts shall receive from the Company shares of preferred stock (the “Common-Equivalent Company Preferred Stock”) of the Company (the “Preferred Stock Recapitalization”). The Company shall redeem all outstanding shares of Common-Equivalent Company Preferred Stock promptly after the Distribution Time for shares of Company Common Stock (the “Preferred Stock Exchange”). For U.S. federal income tax purposes, (A) the Preferred Stock Recapitalization and (B) the Preferred Stock Exchange are intended to be treated as disregarded transactions.

3.2 Conditions to the Distribution.

(a) The obligation of the Company to consummate the Distribution will be subject to the following conditions:

(i) the Company shall have received the Distribution Tax Opinion from Tax Counsel;

(ii) the Company shall have received the IRS Ruling and such IRS Ruling shall continue to be valid and in full force and effect;

(iii) the Reorganization shall have been completed substantially in accordance with the Reorganization Step Plan (other than those steps that are expressly contemplated to occur at or after the Distribution (but, with respect to those steps expressly contemplated to occur at the Distribution, subject to the completion or waiver of such steps at the Distribution), and taking into account any changes to the Reorganization Step Plan made in accordance with Section 2.1(b));

(iv) an independent appraisal firm reasonably acceptable to the Company shall have delivered one (1) or more opinions to the Company Board confirming the solvency and financial viability of the Company prior to the Distribution and of the Company and SpinCo after giving effect to the consummation of the SpinCo Financing or the Permanent SpinCo Financing, SpinCo Cash Distribution and Cash Transfer and after consummation of the Distribution, and such opinions shall be reasonably acceptable to the Company in form and substance, and such opinions shall not have been withdrawn, rescinded or modified;

(v) SpinCo shall have consummated the SpinCo Financing or the Permanent SpinCo Financing in accordance with Section 2.15, and shall have received net cash proceeds in respect of such financing equal to or greater than the amount of the SpinCo Cash Distribution, and the Company shall, acting reasonably and in good faith, be satisfied that, as of the Distribution Time, it shall have no Liability under the SpinCo Financing and/or Permanent SpinCo Financing;

(vi) the conditions set forth in Article VIII of the Merger Agreement shall have been satisfied or validly waived, in each case other than those conditions that, by their nature, are to be satisfied substantially contemporaneously with the Distribution and/or the Merger; provided that such conditions are capable of being satisfied at such time;

(vii) RMT Partner shall have irrevocably confirmed to the Company that each condition in Section 8.3 of the Merger Agreement to RMT Partner’s and Merger Sub’s obligations to effect the Merger

(i) has been satisfied, (ii) will be satisfied at the time of the Distribution or (iii) subject to applicable Laws, is or has been waived by RMT Partner;

(viii) SpinCo shall have issued to the Company additional shares of SpinCo Common Stock, or taken such other appropriate actions, such that the number of shares of SpinCo Common Stock then outstanding shall be equal to the number of shares of SpinCo Common Stock necessary to effect the Distribution and the other transactions contemplated by this Agreement;

(ix) SpinCo shall have made or caused to be made a cash distribution to the Company in the amount of the SpinCo Cash Distribution; and

(x) the Cash Transfer shall have been paid, or shall be paid concurrently with the Distribution.

(b) The foregoing conditions are for the sole benefit of the Company and shall not give rise to or create any duty on the part of Company or the Company Board to waive or not waive any such condition or in any way limit the Company’s right to terminate this Agreement as set forth in this Agreement or the Merger Agreement or alter the consequences of any such termination from those specified in Article IX of this Agreement or Article IX of the Merger Agreement. The Company and SpinCo shall cooperate and use reasonable best efforts to cause the conditions to the Distribution set forth in Section 3.2 to be satisfied as promptly as practicable, but in any event, prior to the Outside Date, and to effect the Distribution at the Distribution Time upon such satisfaction (or waiver). In addition, and without limiting the generality of the foregoing, the Company shall use its reasonable best efforts to obtain the opinions described in Sections 3.2(a)(i) and (iv).

3.3 The Distribution.

(a) The Board of Directors of the Company, in accordance with applicable Law, shall establish (or designate Persons to establish) a Record Date and the Distribution Date, and the Company shall establish appropriate procedures in connection with, and to effectuate in accordance with applicable Law, the Distribution. All shares of SpinCo Common Stock held by the Company on the Distribution Date shall be distributed to the Record Holders in the manner determined by the Company and in accordance with Section 3.3(d). Subject to the terms thereof, in accordance with Section 3.3(d), each Record Holder shall be entitled to receive for all shares of Company Common Stock held by such Record Holder as of the Record Date a number of shares of SpinCo Common Stock equal to (i) the total number of shares of SpinCo Common Stock held by the Company on the Distribution Date, multiplied by (ii) a fraction, the numerator of which is the number of shares of Company Common Stock held by such Record Holder on the Record Date and the denominator of which is the total number of shares of Company Common Stock outstanding on the Record Date (for the avoidance of doubt, excluding treasury shares held by any member of the Company Group).

(b) None of the Parties, nor any of their Affiliates shall be liable to any Person in respect of any shares of SpinCo Common Stock (or dividends or distributions with respect thereto) that are properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(c) The Company, SpinCo, the Distribution Agent, or any other applicable withholding agent, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payments under the Code or any provision of state, local, foreign or other tax law. Any deducted or withheld amounts will be treated for all purposes of this Agreement as having been paid to the Persons otherwise entitled thereto.

(d) Upon the consummation of the Spin-Off, the Company shall deliver to the Distribution Agent, a global certificate or book-entry authorization representing the SpinCo Common Stock being distributed in the Spin-Off, as the case may be, for the account of the Company’s stockholders that are entitled thereto. The Distribution Agent shall hold such shares for the account of the Company’s stockholders pending the Merger, as provided in Section 3.2 of the Merger Agreement. Immediately after the Distribution Time and prior to the Effective Time, the shares of SpinCo Common Stock shall not be transferable and the transfer agent for the SpinCo Common Stock shall not transfer any shares of SpinCo Common Stock. The Distribution shall be deemed to be effective upon written authorization from the Company to the Distribution Agent to proceed.

(e) No action by any Record Holder shall be necessary for such Record Holder to receive the applicable number of shares of SpinCo Common Stock such Record Holder is entitled to in the Distribution.

3.4 SpinCo Common Stock Issued to Company Subsidiaries. In the event that any shares of SpinCo Common Stock are distributed in the Distribution to a Subsidiary of the Company that is a member of the Company Group, then, as promptly as practicable following such Subsidiary’s receipt of such SpinCo Common Stock, the Company shall acquire such SpinCo Common Stock in exchange for an amount of cash equal to the fair market value of such SpinCo Common Stock as of the Distribution Date, as determined by the Company. As promptly as practicable following such acquisition and in all events prior to the Merger, the Company shall transfer such SpinCo Common Stock to SpinCo for no consideration, and such SpinCo Common Stock shall be cancelled and cease to be outstanding. The Parties acknowledge and agree that, for U.S. federal income tax purposes, (a) the transitory existence of such SpinCo Common Stock is intended to be disregarded, and (b) the Company’s payment of cash to such Subsidiary is intended to be treated as a distribution of property described in Section  301 of the Code.

3.5 Authorization of SpinCo Common Stock to Accomplish the Distribution. Prior to the Distribution, the Company and SpinCo shall take all necessary action required to file a Certificate of Amendment to the Certificate of Incorporation of SpinCo with the Secretary of State of the State of Delaware, to increase the number of authorized shares of SpinCo Common Stock and make such other amendments as may be necessary or advisable in order to cause there to be issued and outstanding the number of shares of SpinCo Common Stock necessary to effect the Distribution and the other transactions contemplated by this Agreement.

ARTICLE IV

MUTUAL RELEASES; INDEMNIFICATION

4.1 Release of Pre-Distribution Claims.

(a) SpinCo and RMT Partner Release of Company. Except as provided in Sections 4.1(c) and 4.1(d), effective as of the Distribution Time, each of SpinCo and RMT Partner does hereby, for itself, each other member of the SpinCo Group and each Subsidiary of RMT Partner, respectively, and their respective successors and assigns, and, to the extent permitted by Law, all Persons who at any time prior to the Distribution Time have been stockholders, directors, officers, agents or employees of any of their respective Groups (in each case, in their respective capacities as such), remise, release and forever discharge (i) the Company and the members of the Company Group, and their respective successors and assigns, (ii) all Persons who at any time prior to the Distribution Time have been stockholders, directors, officers, agents or employees of any member of the Company Group (in each case, in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns, and (iii) all Persons who at any time prior to the Distribution Time are or have been stockholders, directors, officers, agents or employees of a Transferred Entity and who are not, as of immediately following the Distribution Time, directors, officers or employees of SpinCo or a member of the SpinCo Group, in each case from: (A) all SpinCo Liabilities, (B) all Liabilities arising from or in connection with the transactions and all other activities to implement the Reorganization and the Distribution, the SpinCo Financing, the Permanent SpinCo Financing, the RMT Partner Financing, the Merger and any of the other transactions contemplated by this Agreement, the Merger Agreement or any of the other Transaction Documents and (C) all Liabilities arising from or in connection with actions, inactions, events, omissions, conditions, facts or circumstances occurring or existing prior to the Distribution Time (whether or not such Liabilities cease being contingent, mature, become known, are asserted or foreseen, or accrue, in each case before, at or after the Distribution Time), in each case to the extent relating to, arising out of or resulting from the SpinCo Business, the SpinCo Assets or the SpinCo Liabilities.

(b) Company Release of SpinCo. Except as provided in Sections 4.1(c) and 4.1(d), effective as of the Distribution Time, the Company does hereby, for itself and each other member of the Company Group, and their respective successors and assigns, and, to the extent permitted by Law, all Persons who at any time prior to the Distribution Time have been stockholders, directors, officers, agents or employees of any member of the

Company Group (in each case, in their respective capacities as such), remise, release and forever discharge (i) SpinCo and the members of the SpinCo Group and their respective successors and assigns, and (ii) all Persons who at any time prior to the Distribution Time have been stockholders, directors, officers, agents or employees of any member of the SpinCo Group (in each case, in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns, from (A) all Company Liabilities, (B) all Liabilities arising from or in connection with the transactions and all other activities to implement the Reorganization and the Distribution, the Merger and any of the other transactions contemplated by this Agreement, the Merger Agreement or any of the other Transaction Documents and (C) all Liabilities arising from or in connection with actions, inactions, events, omissions, conditions, facts or circumstances occurring or existing prior to the Distribution Time (whether or not such Liabilities cease being contingent, mature, become known, are asserted or foreseen, or accrue, in each case before, at or after the Distribution Time), in each case to the extent relating to, arising out of or resulting from the Company Business, the Company Assets or the Company Liabilities.

(c) Obligations Not Affected. Nothing contained in Section 4.1(a) or 4.1(b) shall impair any right of any Person to enforce this Agreement, the Merger Agreement, any other Transaction Document or any agreements, arrangements, commitments or understandings that are specified in Section 2.8(b) as not to terminate as of the Distribution Time, in each case in accordance with its terms. Nothing contained in Section 4.1(a) or 4.1(b) shall release any Person from:

(i) any Liability provided in or resulting from (A) this Agreement, (B) the Merger Agreement, (C) any other Transaction Document or (D) any agreement among any members of the Company Group or any members of the SpinCo Group that is specified in Section 2.8(b) as not to terminate as of the Distribution Time, or any other Liability specified in Section 2.8(b) as not to terminate as of the Distribution Time;

(ii) any Liability, contingent or otherwise, assumed, transferred, assigned or allocated to the Group of which such Person is a member in accordance with, or any other Liability of any member of any Group under, this Agreement, the Merger Agreement or any other Transaction Document;

(iii) any Liability for the sale, lease, construction or receipt of goods, property or services purchased, obtained or used in the ordinary course of business by a member of one Group from a member of the other Group prior to the Distribution Time;

(iv) any Liability for unpaid amounts for products or services or refunds owing on products or services due on a value-received basis for work done by a member of one Group at the request or on behalf of a member of the other Group, to the extent reflected in the calculation of Final Net Working Capital;

(v) any Liability provided in or resulting from any agreement that is entered into after the Distribution Time between RMT Partner or SpinCo (and/or a member of the SpinCo Group), on the one hand, and the Company (and/or a member of the Company Group), on the other hand;

(vi) any Liability that the Parties may have with respect to indemnification or contribution or other obligation pursuant to this Agreement, the Merger Agreement, any other Transaction Document or otherwise for claims brought against the Parties by Third Parties, which Liability shall be governed by the provisions of this Article IV and Article V and, if applicable, the appropriate provisions of this Agreement, the Merger Agreement and the Transaction Documents; or

(vii) any Liability the release of which would result in the release of any Person other than a Person released pursuant to this Section 4.1.

In addition, nothing contained in Section 4.1(a) or 4.1(b) shall release: (A) any member of the Company Group from honoring its existing obligations to indemnify any director, officer or employee of SpinCo who was a director, officer or employee of any member of the Company Group on or prior to the Distribution Time, to the extent such director, officer or employee becomes a named defendant in any Action with respect to which such director, officer or employee was entitled to such indemnification pursuant to then-existing obligations; it being understood that, if the underlying obligation giving rise to such Action is a SpinCo Liability, SpinCo shall indemnify the Company for such Liability (including the Company’s costs to indemnify the director, officer or employee) in accordance with the provisions set forth in this Article IV, or (B) SpinCo from honoring its obligations to indemnify any director, officer or employee of the Company Group who was a director, officer or employee of SpinCo or any member of the SpinCo Group at or prior to the Distribution Time, to the extent such director, officer or employee is or becomes a named defendant in any Action with respect to which he or she was entitled to such indemnification from a member of the SpinCo Group pursuant to then-existing obligations, it being understood that if the underlying obligation giving rise to such Action is a Company Liability, the Company shall indemnify SpinCo for such Liability (including SpinCo’s costs to indemnify the director, officer or employee) in accordance with the provisions set forth in this Article IV.

(d) No Claims. SpinCo shall not make, and shall not permit any other member of the SpinCo Group to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against the Company or any other member of the Company Group, or any other Person released pursuant to Section 4.1(a), with respect to any Liabilities released pursuant to Section 4.1(a). The Company shall not make, and shall not permit any other member of the Company Group to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against SpinCo or any other member of the SpinCo Group, or any other Person released pursuant to Section 4.1(b), with respect to any Liabilities released pursuant to Section 4.1(b). RMT Partner shall not make, and shall not permit any other member of the SpinCo Group to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against the Company or any other member of the Company Group, or any other Person released pursuant to Section 4.1(a), with respect to any Liabilities released pursuant to Section 4.1(a).

(e) Execution of Further Releases. It is the intent of each of the Company, SpinCo and RMT Partner, by virtue of the provisions of this Section 4.1, to provide for a full and complete release and discharge of all Liabilities existing or arising from all acts and events occurring or failing to occur or alleged to have occurred or to have failed to occur and all conditions existing or alleged to have existed prior to the Distribution Time, between or among SpinCo, RMT Partner or any member of the SpinCo Group or any Subsidiary of RMT Partner, on the one hand, and the Company or any member of the Company Group, on the other hand, relating to the matters described in Section 4.1(a), except as expressly set forth in Section 4.1(c). At any time at or after the Distribution Time, at the request of either the Company, SpinCo or RMT Partner, the other Parties shall cause each member of its respective Group to execute and deliver releases reflecting the provisions of this Section 4.1.

4.2 Indemnification by SpinCo. Except as otherwise specifically set forth in this Agreement or in any other Transaction Document, to the fullest extent permitted by Law, SpinCo shall, and shall cause the other members of the SpinCo Group to, indemnify, defend and hold harmless the Company, each member of the Company Group and the Company’s Affiliates and each of their respective past, present and future directors, officers, employees and agents, in each case in their respective capacities as such, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “Company Indemnitees”), from and against any and all Liabilities of the Company Indemnitees relating to, arising out of or resulting from, directly or indirectly, any of the following items (without duplication):

(a) any SpinCo Liability;

(b) any failure of SpinCo, any other member of the SpinCo Group or any other Person to pay, perform or otherwise promptly discharge any SpinCo Liabilities in accordance with their terms;

(c) any breach by SpinCo or any other member of the SpinCo Group of this Agreement or any of the other Transaction Documents (other than any Transaction Document that expressly contains indemnification provisions, which shall be subject to the indemnification provisions contained in such Transaction Document); provided that the Company Indemnitees shall not have any claim pursuant to this Section 4.2(c) prior to the Distribution Time;

(d) except to the extent it relates to a Company Liability, any guarantee, indemnification or contribution obligation, surety bond or other credit support agreement, arrangement, commitment or understanding to the extent discharged or performed by any member of the Company Group for the benefit of any member of the SpinCo Group by any member of the Company Group that survives following the Distribution (other than as a result of breach thereof by any member of the SpinCo Group prior to the Effective Time or breach thereof by any member of the Company Group);

(e) any Liabilities arising out of claims made by the securityholders or lenders of a party or any of their Affiliates to the extent relating to the use of any information provided by or on behalf of RMT Partner in writing prior to the Distribution in connection with the SpinCo Financing, the Permanent SpinCo Financing or the RMT Partner Financing (other than with respect to information that was initially disclosed or provided to RMT Partner by any member of the Company Group); and

(f) any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to statements made explicitly in RMT Partner’s name in any Securities Filings.

In the event that SpinCo shall transfer a majority of its assets to another Person, RMT Partner shall, or shall cause such transferee to, assume the obligations of SpinCo under this Agreement.

4.3 Indemnification by Company. Except as otherwise specifically set forth in this Agreement or in any other Transaction Document, to the fullest extent permitted by Law, the Company shall, and shall cause the other members of the Company Group to, indemnify, defend and hold harmless SpinCo, each member of the SpinCo Group and SpinCo’s Affiliates and each of their respective past, present and future directors, officers, employees or agents, in each case in their respective capacities as such, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “SpinCo Indemnitees”), from and against any and all Liabilities of the SpinCo Indemnitees relating to, arising out of or resulting from, directly or indirectly, any of the following items (without duplication):

(a) any Company Liability;

(b) any failure of the Company, any other member of the Company Group or any other Person to pay, perform or otherwise promptly discharge any Company Liabilities in accordance with their terms;

(c) any breach by the Company or any other member of the Company Group of this Agreement or any of the other Transaction Documents (other than any Transaction Document that expressly contains indemnification provisions, which shall be subject to the indemnification provisions contained in such Transaction Document); provided that the SpinCo Indemnitees shall not have any claim pursuant to this Section 4.3(c) prior to the Distribution Time;

(d) except to the extent it relates to a SpinCo Liability, any guarantee, indemnification or contribution obligation, surety bond or other credit support agreement, arrangement, commitment or understanding to the extent discharged or performed by any member of the SpinCo Group for the benefit of any member of the Company Group by any member of the SpinCo Group that survives following the Distribution (other than as a result of a breach thereof by any member of the SpinCo Group after the Effective Time);

(e) Liabilities arising out of claims made by the securityholders or lenders of a party or any of their Affiliates to the extent relating to the use of any information relating to the Company Business provided by or on behalf of the Company, SpinCo, or any of their Subsidiaries in writing prior to the Distribution in connection with the SpinCo Financing, the Permanent SpinCo Financing or the RMT Partner Financing (other than with respect to information that was initially disclosed or provided to the Company by RMT Partner or any of its Subsidiaries); and

(f) any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to statements made explicitly in the Company’s name in any Securities Filings.

4.4 Indemnification Obligations Net of Insurance Proceeds and Other Amounts.

(a) The Parties intend that any Liability subject to indemnification, contribution or reimbursement pursuant to this Article IV or Article V will be net of Insurance Proceeds or other amounts actually recovered

(net of any out-of-pocket costs or expenses incurred in the collection thereof) from any Person by or on behalf of the Indemnitee in respect of any indemnifiable Liability. Accordingly, the amount which either the Company or SpinCo, as applicable (an “Indemnifying Party”), is required to pay to any Person entitled to indemnification or contribution hereunder (an “Indemnitee”) will be reduced by any Insurance Proceeds or other amounts actually recovered (net of any out-of-pocket costs or expenses incurred in the collection thereof) from any Person by or on behalf of the Indemnitee in respect of the related Liability. If an Indemnitee receives a payment (an “Indemnity Payment”) required by this Agreement from an Indemnifying Party in respect of any Liability and subsequently receives Insurance Proceeds or any other amounts in respect of such Liability, then reasonably promptly following receipt of such Insurance Proceeds, the Indemnitee will pay to the Indemnifying Party an amount equal to the excess of the Indemnity Payment received over the amount of the Indemnity Payment that would have been due if the Insurance Proceeds or such other amounts (net of any out-of-pocket costs or expenses incurred in the collection thereof) had been received, realized or recovered before the Indemnity Payment was made.

(b) The Parties agree that an insurer that would otherwise be obligated to pay any claim shall not be relieved of the responsibility with respect thereto or, solely by virtue of any provision contained in this Agreement or any other Transaction Document, have any subrogation rights with respect thereto, it being understood that no insurer or any other Third Party shall be entitled to a “windfall” (i.e., a benefit they would not be entitled to receive in the absence of the indemnification provisions) by virtue of the indemnification and contribution provisions hereof. Each of the Company and SpinCo shall, and shall cause the members of its Group to, use commercially reasonable efforts (taking into account the probability of success on the merits and the cost of expending such efforts, including attorneys’ fees and expenses) to collect or recover any Insurance Proceeds that may be collectible or recoverable respecting the Liabilities for which indemnification or contribution may be available under this Article IV. Notwithstanding the foregoing, an Indemnifying Party may not delay making any indemnification payment required under the terms of this Agreement, or otherwise satisfying any indemnification obligation, pending the outcome of any Action to collect or recover Insurance Proceeds, and an Indemnitee need not attempt to collect any Insurance Proceeds prior to making a claim for indemnification or contribution or receiving any Indemnity Payment otherwise owed to it under this Agreement or any other Transaction Document.

(c) Notwithstanding anything herein to the contrary, the Company shall not be required to indemnify any SpinCo Indemnitees for any Liability pursuant to Section 4.3 if and to the extent such Liability was reflected in the calculation of the Final Net Working Capital.

4.5 Procedures for Indemnification of Third-Party Claims.

(a) Notice of Claims. If, at or following the Distribution Time, an Indemnitee shall receive notice or otherwise learn of the assertion by a Person (including any Governmental Authority) who is not a member of the Company Group or the SpinCo Group or RMT Partner or any of its Subsidiaries of any claim or of the commencement by any such Person of any Action (collectively, a “Third-Party Claim”) with respect to which an Indemnifying Party may be obligated to provide indemnification to such Indemnitee pursuant to Section 4.2 or 4.3, or any other Section of this Agreement or any other Transaction Document, such Indemnitee shall give such Indemnifying Party written notice thereof as soon as practicable, but in any event within twenty (20) days (or sooner if the nature of the Third-Party Claim so requires) after becoming aware of such Third-Party Claim. Any such notice shall describe the Third-Party Claim in reasonable detail, including the facts and circumstances giving rise to such claim for indemnification, and include copies of all notices and documents (including court papers) received by the Indemnitee relating to the Third-Party Claim. Notwithstanding the foregoing, the failure of an Indemnitee to provide notice in accordance with this Section 4.5(a) shall not relieve an Indemnifying Party of its indemnification obligations under this Agreement, except to the extent to which the Indemnifying Party is actually prejudiced by the Indemnitee’s failure to provide notice in accordance with this Section 4.5(a).

(b) Control of Defense. An Indemnifying Party may elect to defend (and seek to settle or compromise), at its own expense and with its own counsel, any Third-Party Claim; provided that, prior to the Indemnifying Party assuming and controlling the defense of such Third-Party Claim, it shall first (i) confirm to the Indemnitee in writing that, assuming the facts presented to the Indemnifying Party by the Indemnitee are true, the Indemnifying Party shall indemnify the Indemnitee for any such damages to the extent resulting from, or arising out of, such Third-Party Claim and (ii) specify to the Indemnitee in writing any reservations or exceptions to such confirmation; provided, further, that the Indemnifying Party shall not be entitled to assume the defense of such Third-Party Claim and shall pay the reasonable and documented out-of-pocket fees and expenses of one separate counsel for all Indemnitees if the claim for indemnification relates to or arises in connection with any criminal action, indictment or allegation or if such Third-Party Claim seeks an injunction or equitable relief against the Indemnitee (and not any Indemnifying Party or any of its Affiliates). Notwithstanding the foregoing, if the Indemnifying Party assumes such defense and, in the course of defending such Third-Party Claim, (i) the Indemnifying Party discovers that the facts presented at the time the Indemnifying Party acknowledged its indemnification obligation in respect of such Third-Party Claim were not true in any or all material respects and (ii) such untruth provides a reasonable basis for asserting that the Indemnifying Party does not have an indemnification obligation in respect of such Third-Party Claim, then (A) the Indemnifying Party shall not be bound by such acknowledgment, (B) the Indemnifying Party shall promptly thereafter provide the Indemnitee written notice of its assertion that it does not have an indemnification obligation in respect of such Third-Party Claim and (C) the Indemnitee shall have the right to assume the defense of such Third-Party Claim. Within thirty (30) days after the receipt of a notice from an Indemnitee in accordance with Section 4.5(a) (or sooner, if the nature of the Third-Party Claim so requires), the Indemnifying Party shall provide written notice to the Indemnitee indicating whether the Indemnifying Party shall assume responsibility for defending the Third-Party Claim. If an Indemnifying Party elects not to assume responsibility for defending any Third-Party Claim or fails to notify an Indemnitee of its election within thirty (30) days after receipt of the notice from an Indemnitee as provided in Section 4.5(a), then the Indemnitee that is the subject of such Third-Party Claim shall be entitled to continue to conduct and control the defense of such Third-Party Claim.

(c) Allocation of Defense Costs. If an Indemnifying Party has elected to assume the defense of a Third-Party Claim, then such Indemnifying Party shall be solely liable for all fees and expenses incurred by it in connection with the defense of such Third-Party Claim and shall not be entitled to seek any indemnification or reimbursement from the Indemnitee for any such fees or expenses incurred by the Indemnifying Party during the course of the defense of such Third-Party Claim by such Indemnifying Party, regardless of any subsequent decision by the Indemnifying Party to reject or otherwise abandon its assumption of such defense. If an Indemnifying Party elects not to assume responsibility for defending any Third-Party Claim or fails to notify an Indemnitee of its election within thirty (30) days after receipt of a notice from an Indemnitee as provided in Section 4.5(a), and the Indemnitee conducts and controls the defense of such Third-Party Claim and the Indemnifying Party has an indemnification obligation with respect to such Third-Party Claim, then the Indemnifying Party shall be liable for all reasonable and documented out-of-pocket fees and expenses incurred by the Indemnitee in connection with the defense of such Third-Party Claim.

(d) Right to Monitor and Participate. An Indemnitee that does not conduct and control the defense of any Third-Party Claim, or an Indemnifying Party that does not elect to defend any Third-Party Claim as contemplated hereby, nevertheless shall have the right to employ separate counsel (including local counsel as necessary) of its own choosing to monitor and participate in (but not control) the defense of any Third-Party Claim for which it is a potential Indemnitee or Indemnifying Party, but the fees and expenses of such counsel shall be at the expense of such Indemnitee or Indemnifying Party, as the case may be, and the provisions of Section 4.5(c) shall not apply to such fees and expenses. Notwithstanding the foregoing, but subject to Sections 6.7 and 6.8, such Party shall cooperate with the Party entitled to conduct and control the defense of such Third-Party Claim in such defense and make available to the controlling Party, at the non-controlling Party’s expense, all witnesses, information and materials in such Party’s possession or under such Party’s control relating thereto as are reasonably required by the controlling Party. In addition to the foregoing, if any outside legal counsel to the Indemnitee reasonably determines in good faith that such Indemnitee and the Indemnifying Party have actual or potential differing defenses or conflicts of interest between them that make joint representation inappropriate, then the Indemnitee shall have the right to employ one firm of separate counsel (including local counsel as necessary) and to participate in (but not control) the defense, compromise or settlement thereof, and in such case the Indemnifying Party shall bear the reasonable and documented out-of-pocket fees and expenses of such counsel for all Indemnitees.

(e) No Settlement. An Indemnifying Party may not settle or compromise any Third-Party Claim for which an Indemnitee is seeking to be indemnified hereunder without the prior written consent of such Indemnitee, which consent may not be unreasonably withheld, unless such settlement or compromise (i) does not encumber any of the assets of any Indemnitee or contain any restriction or condition that would apply to such Indemnitee or to the conduct of that Person’s business (other than the payment of monetary damages, which such damages are fully payable by the settling or compromising Indemnifying Party), (ii) does not contain or involve any admission, statement, finding or determination providing for or acknowledging any liability or wrongdoing or violation of Law by such Indemnitee, and (iii) provides for, as a condition thereto, a full, unconditional and irrevocable release of such Indemnitee from all Liability in connection with the Third-Party Claim. No settlement or entry of judgment in respect of any Third-Party Claim shall be consented to by any Indemnitee without the express written consent of the Indemnifying Party.

(f) Tax Matters Agreement Governs. The above provisions of this Section 4.5 and the provisions of Section 4.6 do not apply to Taxes (it being understood and agreed that Taxes and Tax matters, including the control of Tax-related proceedings, shall be governed by the Tax Matters Agreement).

4.6 Additional Matters.

(a) Timing of Payments. Indemnification or contribution payments in respect of any Liabilities for which an Indemnitee is entitled to indemnification or contribution under this Article IV shall be paid reasonably promptly (but in any event within thirty (30) days of the final determination of the amount that the Indemnitee is entitled to indemnification or contribution under this Article IV) by the Indemnifying Party to the Indemnitee as such Liabilities are incurred upon demand by the Indemnitee, including reasonably satisfactory documentation setting forth the basis for the amount of such indemnification or contribution payment, including documentation with respect to calculations made and consideration of any Insurance Proceeds that actually reduce the amount of such Liabilities. The indemnity and contribution provisions contained in this Article IV shall remain operative and in full force and effect, regardless of (i) any investigation made by or on behalf of any Indemnitee and (ii) the knowledge by the Indemnitee of Liabilities for which it might be entitled to indemnification hereunder.

(b) Notice of Direct Claims. Any claim for indemnification or contribution under this Agreement or any other Transaction Document that does not result from a Third-Party Claim shall be asserted by written notice given by the Indemnitee to the applicable Indemnifying Party; provided that the failure to so notify an Indemnifying Party will not relieve the Indemnifying Party of its obligations hereunder, except to the extent the Indemnifying Party is actually prejudiced by the Indemnitee’s failure to provide notice in accordance with this Section 4.6(b). Such Indemnifying Party shall have a period of thirty (30) days after the receipt of such notice within which to respond thereto. If such Indemnifying Party does not respond within such thirty (30)-day period, such specified claim shall be conclusively deemed a Liability of the Indemnifying Party under this Section 4.6(b) or, in the case of any written notice in which the amount of the claim (or any portion thereof) is estimated, on such later date when the amount of the claim (or such portion thereof) becomes finally determined. If such Indemnifying Party does not respond within such thirty (30)-day period or rejects such claim in whole or in part, such Indemnitee shall, subject to the provisions of Article VII, be free to pursue such remedies as may be available to such party as contemplated by this Agreement and the other Transaction Documents, as applicable, without prejudice to its continuing rights to pursue indemnification or contribution hereunder.

(c) Pursuit of Claims Against Third Parties. If (i) a Party incurs any Liability arising out of this Agreement or any other Transaction Document, (ii) an adequate legal or equitable remedy is not available for any reason against the other Party to satisfy the Liability incurred by the incurring Party, and (iii) a legal or equitable remedy may be available to the other Party against a Third Party for such Liability, then the other Party shall use its commercially reasonable efforts to cooperate with the incurring Party, at the incurring Party’s expense, to permit the incurring Party to obtain the benefits of such legal or equitable remedy against the Third Party.

(d) Subrogation. In the event of payment by or on behalf of any Indemnifying Party to any Indemnitee in connection with any Third-Party Claim, such Indemnifying Party shall be subrogated to and shall stand in the place of such Indemnitee as to any events or circumstances in respect of which such Indemnitee may have any right, defense or claim relating to such Third-Party Claim against any claimant or plaintiff asserting such Third-

Party Claim or against any other Person. Subject to Section 4.11, such Indemnitee shall cooperate with such Indemnifying Party in a reasonable manner, and at the cost and expense of such Indemnifying Party, in prosecuting any subrogated right, defense or claim.

(e) Substitution. In the event of an Action in which the Indemnifying Party is not a named defendant, if either the Indemnitee or Indemnifying Party shall so request, the Parties shall use their respective commercially reasonable efforts to substitute the Indemnifying Party for the named defendant. If such substitution or addition cannot be achieved for any reason or is not requested, the named defendant shall allow the Indemnifying Party to direct the defense or prosecution of the Action as set forth in Section 4.5, Section 4.11 and this Section 4.6, and the Indemnifying Party shall fully indemnify the named defendant against all documented out-of-pocket costs of defending the Action (including court costs, sanctions imposed by a court, attorneys’ fees, experts fees and all other external expenses), the costs of any judgment or settlement and the cost of any interest or penalties relating to any judgment or settlement.

(f) If an indemnification claim is covered by the indemnification provisions of any Transaction Document (other than this Agreement), the claim shall be made under such document or agreement and not under this Agreement. In no event shall any Party be entitled to double recovery for the same Losses from the indemnification provisions of this Agreement and any other Transaction Document.

4.7 Right of Contribution.

(a) Contribution. If any right of indemnification contained in Section 4.2 or 4.3 is held unenforceable or is unavailable for any reason, or is insufficient to hold harmless an Indemnitee in respect of any Liability for which such Indemnitee is entitled to indemnification hereunder, then the Indemnifying Party shall contribute to the amounts paid or payable by the Indemnitees as a result of such Liability (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and the members of its Group, on the one hand, and the Indemnitees entitled to contribution, on the other hand, as well as any other relevant equitable considerations.

(b) Allocation of Relative Fault. Solely for purposes of determining relative fault pursuant to this Section 4.7: (i) any fault associated with the business conducted with the Delayed SpinCo Assets or Delayed SpinCo Liabilities (except for the gross negligence or intentional misconduct of a member of the Company Group) or with the ownership, operation or activities of the SpinCo Business shall be deemed to be the fault of SpinCo and the other members of the SpinCo Group, and no such fault shall be deemed to be the fault of the Company or any other member of the Company Group; (ii) any fault associated with the business conducted with Delayed Company Assets or Delayed Company Liabilities (except for the gross negligence or intentional misconduct of a member of the SpinCo Group) shall be deemed to be the fault of Company and the other members of the Company Group, and no such fault shall be deemed to be the fault of SpinCo or any other member of the SpinCo Group; and (iii) any fault associated with the ownership, operation or activities of the Company Business shall be deemed to be the fault of the Company and the other members of the Company Group, and no such fault shall be deemed to be the fault of SpinCo or any other member of the SpinCo Group.

4.8 Covenant Not to Sue. Each Party hereby covenants and agrees that none of it, the members of such Party’s Group or any Person claiming through it shall bring suit or otherwise assert any claim against any Indemnitee, or assert a defense against any claim asserted by any Indemnitee, before any court, arbitrator, mediator or administrative agency anywhere in the world, alleging that: (a) the assumption of any SpinCo Liabilities by SpinCo or a member of the SpinCo Group on the terms and conditions set forth in this Agreement and the other Transaction Documents is void or unenforceable for any reason; (b) the retention of any Company Liabilities by the Company or a member of the Company Group on the terms and conditions set forth in this Agreement and the other Transaction Documents is void or unenforceable for any reason; or (c) the provisions of this Article IV are void or unenforceable for any reason.

4.9 Survival of Indemnities. The rights and obligations of each of the Company and SpinCo and their respective Indemnitees under this Article IV shall survive (a) the sale or other transfer by either Party or any member of its Group of any assets or businesses or the assignment by it of any Liabilities or (b) any merger, consolidation, business combination, sale of all or substantially all of its Assets, restructuring, recapitalization, reorganization or similar transaction involving either Party or any of the members of its Group.

4.10 Exclusive Remedy. The indemnification provisions of this Article IV shall be the sole and exclusive remedy of an Indemnitee for any monetary or compensatory damages or losses for any breach of any representation, warranty, covenant or other claim arising out of or relating to this Agreement or any other Transaction Document (other than the Merger Agreement and any other Transaction Documents that expressly provide otherwise) or the transactions contemplated hereby or thereby. In furtherance of the foregoing, each of the Parties hereby waives, for itself and its respective Group members, successors and assigns, to the fullest extent permitted under applicable Law, any and all rights, claims or remedies such Person or any of its Group members may have against the other Party and its Group members, successors and assigns for any monetary or compensatory damages or losses for any breach of any representation, warranty, covenant or other claim arising out of or relating to this Agreement or any other Transaction Document (other than the Merger Agreement and any other Transaction Documents that expressly provide otherwise) or the transactions contemplated hereby or thereby, other than the right to seek indemnity pursuant to this Article IV. For the avoidance of doubt, the foregoing does not affect (a) a Party’s right to seek specific performance under this Agreement as provided in Section 10.11 or under the Merger Agreement or any other Transaction Document, in each case, as provided therein, or to seek resolution of any disputes regarding indemnification hereunder as provided in Article VII, (b) a Party’s right to exercise all of their rights and seek all damages available to them under Law in the event of claims or causes of action arising from fraud and (c) the rights or obligations of any Person under any of the other Transaction Documents that expressly provide otherwise, or the Confidentiality Agreement. For the avoidance of doubt, the provisions of this Section 4.10 are not intended to, and will not be deemed to, alter or supersede (i) the indemnification, damages or remedy provisions contained in any of the Transition Services Agreement or the Contract Manufacturing Agreements, (ii) the rights and obligations of the Company and RMT Partner to resolve disputes with respect to the Final Adjustment Statement pursuant to Section 2.11 or (iii) the rights and obligations of the Parties or any insurers under any Covered Policy.

4.11 Management of Actions. This Section 4.11 shall govern the direction of pending and future Actions in which members of the SpinCo Group or the Company Group are named as parties, but shall not alter the allocation of Liabilities set forth in Article II unless expressly set forth in this Section 4.11.

(a) Management of SpinCo-Controlled Actions. From and after the Distribution Time, the SpinCo Group shall direct the defense or prosecution of any Actions that constitute only SpinCo Liabilities, SpinCo Assets, Delayed SpinCo Assets or Delayed SpinCo Liabilities (“SpinCo-Controlled Actions”). If an Action that constitutes solely a SpinCo Liability, a SpinCo Asset, a Delayed SpinCo Asset or a Delayed SpinCo Liability is commenced after the Distribution Time naming a member of the Company Group as a party thereto, then SpinCo shall use its commercially reasonable efforts to cause such member of the Company Group to be removed as a party to such Action. Neither the Company, on the one hand, nor SpinCo or RMT Partner, on the other hand, shall add the other to any Action pending as of or after the Distribution Time without the prior written consent of such other Party (such consent not to be unreasonably withheld, conditioned or delayed).

(b) Management of Company-Controlled Actions. From and after the Distribution Time, the Company Group shall direct the defense or prosecution of any (i) Actions set forth on Schedule 4.11(b) and (ii) any other Actions that constitute only Company Liabilities or Company Assets (“Company-Controlled Actions”). If an Action that constitutes solely a Company Liability or a Company Asset is commenced after the Distribution Time naming a member of the SpinCo Group as a party thereto, then the Company shall use its commercially reasonable efforts to cause such member of the SpinCo Group to be removed as a party to such Action.

(c) Management of Actions Naming Both SpinCo and the Company. From and after the Distribution Time, in the event that one or more member(s) of the SpinCo Group and one or more member(s) of the Company Group is named in an Action that is neither a SpinCo-Controlled Action nor a Company-Controlled Action (a “Separate Action”), each of SpinCo and the Company shall be entitled to assume their own defense and select counsel of their own choosing to defend their respective interests in such Separate Action. SpinCo and the Company shall consult in good faith with each other regarding the management of the defense of each Separate Action.

(d) Management of Mixed Actions. From and after the Distribution Time, any Action that constitutes both a SpinCo Liability, a SpinCo Asset, a Delayed SpinCo Asset or a Delayed SpinCo Liability, on the one hand, and a Company Liability or a Company Asset, on the other hand, and that does not constitute a SpinCo-Controlled Action, Company-Controlled Action or a Separate Action (“Mixed Action”) shall be managed by the Party with the greater financial exposure with respect thereto (taking into account the provisions of this Article IV), as determined in good faith by the Company and SpinCo; provided that any outside counsel employed by a Party managing the Action with respect thereto shall be subject to the approval of the other Party (such approval not to be unreasonably withheld, conditioned or delayed); provided, further, that if the Action involves the pursuit of any criminal sanctions or penalties or seeks equitable or injunctive relief against any Party or Subsidiary of a Party, that Party shall be entitled to control the defense of the claim against such Party; provided, however, that any Action that seeks equitable or injunctive relief against multiple Parties or Subsidiaries of multiple Parties shall be deemed a Mixed Action and jointly managed in accordance with the remainder of this Section 4.11(d). The Company and SpinCo shall reasonably cooperate and consult with each other, and to the extent necessary or advisable, maintain a joint defense in a manner that would preserve for the Company and SpinCo and their respective Group members any attorney-client privilege, joint defense or other privilege with respect to Mixed Actions. The Party managing such Mixed Action shall on a quarterly basis, or if a material development occurs as soon as reasonably practicable thereafter, inform the other Party of the status of and developments relating to any Mixed Action and provide copies of any material document, notices or other materials related to such Mixed Action; provided that the failure to provide any such information shall not be a basis for liability of a Party managing such Mixed Action except and solely to the extent the other Party shall have been actually prejudiced thereby. Notwithstanding anything to the contrary herein, the Company and SpinCo may jointly retain counsel (in which case the cost of counsel shall be shared by the Company and SpinCo in proportion to their respective expected financial exposure (in the case of Actions that constitute both a SpinCo Liability or a Delayed SpinCo Liability, on the one hand, and a Company Liability, on the other hand), as determined in good faith by the Company and SpinCo, or respective expected financial recovery (in the case of Actions that constitute both a SpinCo Asset or a Delayed SpinCo Asset, on the one hand, and a Company Asset, on the other hand)) or retain separate counsel (in which case each Party will bear the cost of its separate counsel) with respect to any Mixed Action; provided that the Company and SpinCo shall share discovery and other joint litigation costs in proportion to their respective expected financial exposure (in the case of Actions that constitute both a SpinCo Liability or a Delayed SpinCo Liability, on the one hand, and a Company Liability, on the other hand) or respective expected financial recovery (in the case of Actions that constitute both a SpinCo Asset or a Delayed SpinCo Asset, on the one hand, and a Company Asset, on the other hand). In any Mixed Action, each of the Company and SpinCo may pursue separate defenses, claims, counterclaims or settlements to those claims relating to the Company Business or the SpinCo Business, respectively; provided that each Party shall in good faith make all reasonable efforts to avoid adverse effects on the other Party. Notwithstanding anything to the contrary herein, (i) if a judgment is obtained with respect to a Mixed Action, the Company and SpinCo shall endeavor in good faith to allocate the Liabilities in respect of such judgment between them based on the proportion of such Liabilities attributable to the Company Business and the SpinCo Business and (ii) if a recovery is obtained with respect to a Mixed Action, the Company and SpinCo shall endeavor in good faith to allocate the Assets in respect of such recovery between them based on their respective injuries. A Party that is not named as a defendant in a Mixed Action may elect to become a party to such Mixed Action, and the Party named in such Mixed Action shall reasonably cooperate to have such first Party named in such Mixed Action.

(e) Delegation of Rights of Recovery. To the maximum extent permitted by applicable Law, the rights to recovery of each of the Company’s Subsidiaries or SpinCo’s Subsidiaries in respect of any past, present or future Action are hereby delegated to the Company or SpinCo, respectively. It is the intent of the Parties that the foregoing delegation shall satisfy any Law requiring such delegation to be effected pursuant to a power of attorney or similar instrument. The Parties and their respective Subsidiaries shall execute such further instruments or documents as may be necessary to effect such delegation.

4.12 Settlement of Actions. No Party managing an Action pursuant to Section 4.11 shall settle or compromise such Action (other than the Company with respect to Company-Controlled Actions and SpinCo with respect to SpinCo-Controlled Actions) without the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed), except that if the Party managing the Action is indemnifying the other Party in full for all monetary damages arising out of or related to such Action, such managing Party may nevertheless settle such Action without such consent, unless such settlement or compromise would (a) result in any non-monetary remedy or relief being imposed upon any member of the other Party’s Group, (b) encumber any asset of any member of the other Party’s Group or (c) contain or involve an admission or statement providing for or acknowledging any liability or criminal wrongdoing on behalf of the other Party’s Group or any of its Affiliates; provided that such settlement entered into by such managing Party must contain as a condition thereto, a complete release of the other Party being indemnified. No settlement or compromise in respect of any Action shall be made or consented to by any Party not managing an Action pursuant to Section 4.11 without the express written consent of the Party managing such Action.

4.13 Limitation on Certain Damages. Notwithstanding anything to the contrary in this Agreement, and except to the extent such losses are found by a court of competent jurisdiction to be owed to an unaffiliated third party in connection with a Third-Party Claim, no Party nor its respective Group members shall be liable under this Agreement to the other Party for any losses that are punitive, exemplary, speculative or similar damages, whether or not advised of the possibility of such damages and whether or not such damages are reasonably foreseeable. For the avoidance of doubt, the provisions of this Section 4.13 do not apply to the Transition Services Agreement or the Contract Manufacturing Agreements, each of which shall be subject to the indemnification, damages and remedies provisions contained therein.

ARTICLE V

CERTAIN OTHER MATTERS

5.1 Insurance Matters.

(a) The Company, RMT Partner and SpinCo agree to cooperate in good faith to provide for an orderly transition of insurance coverage from the date hereof through the Distribution Time. In no event shall the Company, any other member of the Company Group or any Company Indemnitee have Liability or obligation whatsoever to any member of the RMT Partner Group or SpinCo Group in the event that any (i) insurance policy or insurance policy-related contract shall be terminated or otherwise cease to be in effect for any reason, shall be unavailable or inadequate to cover any Liability of any member of the RMT Partner Group or SpinCo Group for any reason whatsoever or shall be cancelled, not renewed or not extended beyond the current expiration date or (ii) any insurer declines, denies, delays or obstructs any claim payment; provided that nothing in this Section 5.1(a) shall relieve any Party of any liability or damages resulting from a breach of the Merger Agreement.

(b) With the sole exception of claims, losses, damages or Liability based upon or arising from any acts, omissions, events or circumstances that occurred or existed prior to the Distribution Time and which would be otherwise covered under any occurrence-based insurance policies of the Company or any member of the Company Group (collectively, the “Covered Policies”), from and after the Distribution Time, SpinCo, any member of the SpinCo Group, RMT Partner, any member of the RMT Partner Group, or any of their respective employees (including former or inactive employees) shall cease to be insured by, shall have no access or availability to or under, shall not be entitled to make claims on or under and shall not be entitled to claim benefits from or seek coverage under, and shall not have any rights to or under, any of the Company’s or any member of the Company Group’s insurance policies or any of their respective self-insured programs in place immediately prior to the Distribution Time. Solely with respect to the Covered Policies, from and after the Distribution Time, with respect to any claims, losses, damages or Liability based upon or arising from acts, omissions, events or circumstances that occurred or existed prior to the Distribution Time, the Company will provide RMT Partner and SpinCo with access to, and SpinCo and the SpinCo Group may make claims under, the Covered Policies, but solely to the extent that such policies provided coverage for members of the SpinCo Group or the SpinCo Business prior to the Distribution Time; provided that such access to, and the right to make claims under, such insurance policies, shall be subject to the terms, conditions and exclusions of such insurance policies, including any limits on coverage or scope, any deductibles, self-insured retentions and other fees and expenses, and shall be subject to the following additional conditions:

(i) SpinCo shall notify the Company’s Director of Risk Management (or such other Person of the Company if there is no Director of Risk Management), reasonably promptly, of any incident, circumstance or occurrence that may lead to a claim made by SpinCo pursuant to this Section 5.1(b);

(ii) SpinCo shall reimburse the Company and the members of the Company Group for all claim-related payments made by the Company or any member of the Company Group on or after the Distribution Time that arise from claims made by SpinCo, any member of the SpinCo Group, RMT Partner, any member of the RMT Partner Group, any of their respective employees or any Third Party under the Company’s or any member of the Company Group’s self-insured, large deductible or fronted insurance programs for occurrences prior to the Distribution Time, including overhead, claim handling and administrative costs, taxes, surcharges, state assessments and other related costs. SpinCo and the other members of the SpinCo Group shall indemnify, hold harmless and reimburse the Company and the members of the Company Group for any deductibles, self-insured retention, fees, indemnity payments, settlements, judgments, legal fees, allocated claims expenses and claim handling fees, and other expenses incurred by the Company or any members of the Company Group to the extent resulting from any access to, or any claims made by SpinCo or any other members of the SpinCo Group, RMT Partner or any other members of the RMT Partner Group under, any of the Company’s or a member of the Company Group’s insurance policies provided pursuant to this Section 5.1(b) whether such claims are made by SpinCo, its employees or Third Parties; provided that neither SpinCo nor any other member of the SpinCo Group shall owe any obligations of indemnification, reimbursement or otherwise pursuant to this Section 5.1(b) with respect to any claims resulting from or arising out of the gross negligence, bad faith, fraud or intentional misconduct of the Company or any other members of the Company Group; and

(iii) SpinCo shall exclusively bear (and neither the Company nor any members of the Company Group shall have any obligation to repay or reimburse SpinCo, any member of the SpinCo Group, RMT Partner or any member of the RMT Partner Group for) and shall be liable for all excluded, uninsured, uncovered, unavailable or uncollectible amounts (including where any insurer declines, denies, delays or obstructs any claim payment) of all such claims made by SpinCo, any member of the SpinCo Group, RMT Partner or any member of the RMT Partner Group under the policies as provided for in this Section 5.1(b). Where a policy includes a reinstatement of limits, in the event an insurance policy aggregate is exhausted, or believed likely to be exhausted, due to noticed claims, the SpinCo Group, on the one hand, and the Company Group, on the other hand, shall be responsible for their pro rata portion of the reinstatement premium, if any, based upon the losses of such Group submitted to the Company’s insurance carrier(s) (including any submissions prior to the Distribution Time). To the extent that the Company Group, on the one hand, or the SpinCo Group, on the other hand, is allocated more than its pro rata portion of such premium due to the timing of losses submitted to the Company’s insurance carrier(s), the other party shall promptly pay the first party an amount so that each Group has been properly allocated its pro rata portion of the reinstatement premium. Subject to the following sentence, the Company, on the one hand, or SpinCo, on the other hand, may elect not to reinstate the policy aggregate even if available. In the event that the Company, on the one hand, or SpinCo, on the other hand, elects not to reinstate the policy aggregate, it shall provide prompt written notice to the other Party and shall have no rights to claim against or have any benefit from the reinstated limits. If either the Company, on the one hand, or SpinCo, on the other hand, elects to reinstate the policy aggregate, such Party shall be responsible for all reinstatement premiums and other costs associated with such reinstatement to the extent such Party has received notice from the other Party that such other Party does not elect to reinstate the limits.

(c) At the Distribution Time, SpinCo shall have in effect, and RMT Partner shall exercise its commercially reasonable efforts to cooperate with SpinCo in its efforts to obtain or effect, all insurance programs required to comply with SpinCo’s contractual obligations and such other policies required by Law or as reasonably necessary or appropriate for the SpinCo Business and the operation thereof by the SpinCo Group.

(d) Neither SpinCo, RMT Partner, any member of the SpinCo Group nor any member of the RMT Partner Group, in connection with making a claim under any insurance policy of the Company or any member of the Company Group pursuant to this Section 5.1, shall take any action that would be reasonably likely to: (i) have a material and adverse impact on the then-current relationship between the Company or any member of the Company Group, on the one hand, and the applicable insurance company, on the other hand; (ii) result in the applicable insurance company terminating or materially reducing coverage, or materially increasing the amount of any premium owed by the Company or any member of the Company Group under the applicable insurance policy; or (iii) otherwise compromise, jeopardize or interfere in any material respect with the rights of the Company or any member of the Company Group under the applicable insurance policy; provided that SpinCo’s, any member of the SpinCo Group’s, RMT Partner’s, any member of the RMT Partner Group’s, any of their respective employees’ or any Third Party’s making and pursuing of a claim to coverage pursuant to Section 5.1(b)(ii) shall not be deemed to be an action that triggers the foregoing clauses (i), (ii) or (iii).

(e) Any payments, costs, adjustments or reimbursements to be paid by SpinCo and/or RMT Partner pursuant to this Section 5.1 shall be billed quarterly and payable within thirty (30) days from receipt of an invoice from the Company. The Company shall retain the exclusive right to control its insurance policies and programs, including the right to exhaust, settle, release, commute, buyback or otherwise resolve disputes with respect to any of its insurance policies and programs and to amend, modify or waive any rights under any such insurance policies and programs, notwithstanding whether any such policies or programs apply to any SpinCo Liabilities and/or claims SpinCo has made or could make in the future, and no member of the SpinCo Group or RMT Partner Group shall erode, exhaust, settle, release, commute, buyback or otherwise resolve disputes with the Company’s insurers with respect to any of the Company’s insurance policies and programs, or amend, modify or waive any rights under any such insurance policies and programs; provided that the Company shall not terminate or make any material amendments, modifications or waivers to, or concessions under, any of the Covered Policies without providing RMT Partner with reasonable notice prior to taking any such actions. SpinCo and RMT Partner shall cooperate with the Company and, upon reasonable request by the Company, share such information as is reasonably necessary in order to permit the Company to manage and conduct its insurance matters as the Company deems appropriate. Each of the Company, on the one hand, and SpinCo, on the other hand, and any member of its applicable Group has the sole right to settle or otherwise resolve Third-Party Claims made against it or any member of its applicable Group covered under an applicable insurance policy.

(f) This Agreement shall not be considered as an attempted assignment of any policy of insurance or as a contract of insurance and shall not be construed to waive any right or remedy of any member of the Company Group in respect of any insurance policy or any other contract or policy of insurance.

(g) SpinCo and RMT Partner do hereby, for itself and each other member of its Group, agree that no member of the Company Group shall have any Liability whatsoever for any acts, omissions, events or circumstances that occurred prior to the Distribution Time relating to the insurance policies and practices of the Company and the members of the Company Group as in effect at any time, including as a result of the level or scope of any such insurance, the creditworthiness of any insurance carrier, the terms and conditions of any policy, or the adequacy or timeliness of any notice to any insurance carrier with respect to any claim or potential claim or otherwise; provided that nothing in the foregoing shall be deemed in any way to limit any Party’s right under this Agreement, the Merger Agreement or any other Transaction Document.

5.2 Late Payments. Except as expressly provided to the contrary in this Agreement or in any Transaction Document, any amount not paid when due pursuant to this Agreement or any Transaction Document (and any amounts billed or otherwise invoiced or demanded and properly payable that are not paid within ten (10) days of a notice of non-payment) shall accrue interest at a rate per annum equal to the prime rate published in the Wall Street Journal for the relevant period plus two percent (2%).

5.3 Treatment of Payments for Tax Purposes. For all applicable Tax purposes, the Parties agree to treat any payment required by this Agreement as set forth in Section 12 of the Tax Matters Agreement.

5.4 Inducement. SpinCo and RMT Partner acknowledge and agree that the Company’s willingness to cause, effect and consummate the Reorganization and the Distribution has been conditioned upon and induced by SpinCo’s and RMT Partner’s covenants and agreements in this Agreement, the Merger Agreement and the other Transaction Documents, including SpinCo’s assumption of the SpinCo Liabilities pursuant to the Reorganization and the provisions of this Agreement and SpinCo’s covenants and agreements contained in Article IV. The

Company acknowledges and agrees that SpinCo’s and RMT Partner’s willingness to cause, effect and consummate the Reorganization and the Distribution, as applicable, has been conditioned upon and induced by the Company’s covenants and agreements in this Agreement, the Merger Agreement and the other Transaction Documents, including the Company’s assumption of the Company Liabilities pursuant to the Reorganization and the provisions of this Agreement and the Company’s covenants and agreements contained in Article IV.

5.5 Post-Distribution Time Conduct. The Parties acknowledge that, after the Distribution Time, each Party shall be independent of the other Party, with responsibility for its own actions and inactions and its own Liabilities relating to, arising out of or resulting from the conduct of its business, operations and activities following the Distribution Time, except as may otherwise be provided in the Merger Agreement or any Transaction Document, and each Party shall (except as otherwise provided in Article IV) use commercially reasonable efforts to prevent such Liabilities from being inappropriately borne by the other Party.

ARTICLE VI

EXCHANGE OF INFORMATION; CONFIDENTIALITY

6.1 Agreement for Exchange of Information.

(a) Subject to Section 6.9 and any other applicable confidentiality obligations, each of the Company, RMT Partner and SpinCo, on behalf of itself and each member of its Group, agrees to use commercially reasonable efforts to provide or make available, or cause to be provided or made available, to the other Party and the members of such other Party’s Group, at any time before, on or after the Distribution Time, reasonably promptly after written request therefor, any information (or a copy thereof) in the possession or under the control of such Party or its Group which the requesting Party or its Group requests to the extent that: (i) such information relates to the SpinCo Business, or any SpinCo Asset or SpinCo Liability, if SpinCo or RMT Partner is the requesting Party, or to the Company Business, or any Company Asset or Company Liability, if the Company is the requesting Party; (ii) such information is required by the requesting Party to comply with its obligations under this Agreement or the other Transaction Documents; or (iii) such information is required by the requesting Party to comply with any obligation imposed by any Governmental Authority; provided, however, that (A) the Company and the members of the Company Group shall be permitted to redact any portion of such information that does not relate to the SpinCo Business and (B) SpinCo and RMT Partner and the members of their respective Groups shall be permitted to redact any portion of such information that does not relate to the Company Business, and in the event that the Party to whom the request has been made determines that any such provision of information could be detrimental to the Party providing the information, violate any Law or agreement, waive any legal privilege available under applicable Law, including any attorney-client privilege, attorney work product privilege, and confidentiality privileges applying to federally authorized tax practitioners under Section 7525 of the Code (or any similar provision of state, local, foreign or other tax law), or breach any duty of confidentiality or other obligation owed to any Person, then the Parties shall use commercially reasonable efforts to permit compliance with such obligations to the extent and in a manner that avoids any such harm or consequence. The Party providing information pursuant to this Section 6.1 shall only be obligated to provide such information in the form, condition and format in which it then exists, and in no event shall such Party be required to perform any improvement, modification, conversion, updating or reformatting of any such information, and nothing in this Section 6.1 shall expand the obligations of either Party under Section 6.4.

(b) Without limiting the generality of the foregoing, until the end of the first full fiscal year of either Party occurring after the Distribution Date (and for a reasonable period of time thereafter for either Party to prepare consolidated financial statements or complete a financial statement audit for any period during which the financial results of the SpinCo Group were consolidated with those of the Company, which period shall not exceed the date on which each Party’s audited financial statements for the first full fiscal year after the Distribution Date are filed with the SEC), each Party shall use its commercially reasonable efforts to cooperate with the other Party’s information requests and, if reasonably requested by the other Party and at the requesting Party’s expense, provide such other cooperation as such Party may reasonably require, in each case to enable

(i) the other Party to meet its timetable for dissemination of its earnings releases, financial statements and management’s assessment of the effectiveness of its disclosure controls and procedures and its internal control over financial reporting in accordance with Items 307 and 308, respectively, of Regulation S-K promulgated under the Exchange Act, (ii) the other Party’s accountants to timely complete their review of the quarterly financial statements and audit of the annual financial statements, including, to the extent applicable to such Party, its auditor’s audit of its internal control over financial reporting and management’s assessment thereof in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, the SEC’s and Public Company Accounting Oversight Board’s rules and auditing standards thereunder and any other applicable Laws and (iii) such other Party to respond to any written request or official comment from a Governmental Authority including in connection with responding to a comment letter from the SEC; provided that in connection with this clause (iii), each Party shall provide reasonable assistance on the terms set forth in this Section 6.1 for a period of three years following the Distribution Date; provided, further, that any assistance sought by a Party pursuant to this Section 6.1 will only be if such Party receives a written request or an official comment from a Governmental Authority and will not be unreasonably disruptive to the business and affairs of the other Party.

(c) In furtherance of the foregoing, subject to the confidentiality provisions of this Agreement (including, for the avoidance of doubt, those set forth in Section 6.9) and to such Party’s confidentiality obligations to third parties and to the extent it relates to the time prior to the Distribution, at the requesting Party’s expense each Party shall authorize and request its respective auditors to make available to the other Party’s auditors (the “Other Party’s Auditors”) both the personnel who performed or are performing the annual audits of such audited Party (each such Party with respect to its own audit, the “Audited Party”) and work papers related to the annual audits of such Audited Party, in all cases within a reasonable time prior to such Audited Parties’ auditors’ opinion date, so that the Other Parties’ Auditors are able to perform the procedures they reasonably consider necessary to take responsibility for the work of the Audited Parties’ auditors as it relates to their auditors’ report on such other Parties’ financial statements, all within sufficient time to enable such other Party to meet its timetable for the filing of its annual financial statements with the SEC for the fiscal year in which the Distribution occurs (or, if the Distribution occurs in the first quarter of a fiscal year, the previous fiscal year).

6.2 Ownership of Information. The provision of any information pursuant to Section 6.1 or Section 6.7 shall not affect the ownership of such information (which shall be determined solely in accordance with the terms of this Agreement, the Merger Agreement and the other Transaction Documents) or constitute a grant of rights in or to any such information.

6.3 Compensation for Providing Information. The Party requesting information agrees to reimburse the other Party for the reasonable costs, if any, of creating, gathering, copying, transporting and otherwise complying with the request with respect to such information (including any reasonable costs and expenses incurred in any review of information for purposes of protecting the Privileged Information of the providing Party or in connection with the restoration of backup media for purposes of providing the requested information). Except as may be otherwise specifically provided elsewhere in this Agreement, the Merger Agreement or any other Transaction Document or any other agreement between the Parties, such costs shall be computed in accordance with the providing Party’s standard methodology and procedures.

6.4 Record Retention. Until the seven (7)-year anniversary of the Distribution Date, each Party agrees that it shall not destroy or otherwise dispose of, or permit the destruction or disposal of, any SpinCo Books and Records or any Company Books and Records in its or its Subsidiaries’ possession without first giving SpinCo and RMT Partner, on the one hand, or the Company, on the other hand, written notice of such intended destruction or disposition no later than twenty (20) days prior to the date of such destruction or disposition and offering such other Party the opportunity to copy such SpinCo Books and Records or Company Books and Records, as applicable, or to deliver to such other Party, at such other Party’s expense, custody of such SpinCo Books and Records or Company Books and Records, as applicable. Notwithstanding anything to the contrary in the foregoing, the Tax Matters Agreement will exclusively govern the retention of Tax-related records and the exchange of Tax-related information, and the Employee Matters Agreement will exclusively govern the retention of employment and benefits-related records.

6.5 Limitations of Liability. Neither Party shall have any Liability to the other Party in the event that any information exchanged or provided pursuant to this Agreement is found to be inaccurate in the absence of gross negligence, bad faith, fraud or willful misconduct by the Party providing such information. Neither Party shall have any Liability to any other Party if any information is destroyed after commercially reasonable efforts by such Party to comply with the provisions of Section 6.4.

6.6 Other Agreements Providing for Exchange of Information.

(a) The rights and obligations granted under this Article VI are subject to any specific limitations, qualifications or additional provisions on the sharing, exchange, retention or confidential treatment of information set forth in the Merger Agreement and any Transaction Document.

(b) Any party that receives, pursuant to a request for information in accordance with this Article VI, Tangible Information that is not relevant to its request shall, at the written request of the providing Party, (i) return it to the providing Party or, at the providing Party’s written request, destroy such Tangible Information and (ii) deliver to the providing Party written confirmation that such Tangible Information was returned or destroyed, as the case may be, which confirmation shall be signed by an authorized representative of the requesting Party.

6.7 Production of Witnesses; Records; Cooperation.

(a) After the Distribution Time, subject to Section 6.9 and any other applicable confidentiality obligations, except in the case of a Dispute between the Company, RMT Partner and/or SpinCo, or any members of their respective Groups, each of the Company, on the one hand, and RMT Partner and/or SpinCo, on the other hand, shall use its commercially reasonable efforts to make available to the other Party, upon written request, the former, current and future directors, officers, employees, other personnel and agents of the members of its respective Group as witnesses and any books, records or other documents within its control or which it otherwise has the ability to make available without undue burden, to the extent that any such person (giving consideration to business demands of such directors, officers, employees, other personnel and agents) or books, records or other documents may reasonably be required in connection with any Action in which the requesting Party (or member of its Group) may from time to time be involved, regardless of whether such Action is a matter with respect to which indemnification may be sought hereunder. The requesting Party shall bear all costs and expenses in connection therewith.

(b) If an Indemnifying Party chooses to defend or to seek to compromise or settle any Third-Party Claim, then, subject to Section 6.9 and any other applicable confidentiality obligations, the other Party shall make available to such Indemnifying Party, upon written request, the former, current and future directors, officers, employees, other personnel and agents of the members of its respective Group as witnesses and any books, records or other documents within its control or which it otherwise has the ability to make available without undue burden, to the extent that any such person (giving consideration to business demands of such directors, officers, employees, other personnel and agents) or books, records or other documents may reasonably be required in connection with such defense, settlement or compromise, or such prosecution, evaluation or pursuit, as the case may be, and shall otherwise cooperate in such defense, settlement or compromise, or such prosecution, evaluation or pursuit, as the case may be.

(c) Without limiting the foregoing, the Parties shall cooperate and consult to the extent reasonably necessary with respect to any Actions.

(d) Without limiting any provision of this Section 6.7, each of the Parties agrees to cooperate, and to cause each member of its respective Group to cooperate, with each other in the defense of any infringement or similar claim with respect to any Intellectual Property and shall not claim to acknowledge, or permit any member of its respective Group to claim to acknowledge, the validity or infringing use of any Intellectual Property of a Third Party in a manner that would hamper or undermine the defense of such infringement or similar claim.

(e) The obligation of the Parties to provide witnesses pursuant to this Section 6.7 is intended to be interpreted in a manner so as to facilitate cooperation and shall include the obligation to provide as witnesses directors, officers, employees, other personnel and agents without regard to whether such person or the employer of such person could assert a possible business conflict (subject to the exception set forth in the first sentence of Section 6.7(a)).

6.8 Privileged Matters.

(a) The Parties recognize that legal and other professional services that have been and will be provided prior to the Distribution Time have been and will be rendered for the collective benefit of each of the members of the Company Group and the SpinCo Group, and that each of the members of the Company Group and the SpinCo Group should be deemed to be the client with respect to such services for the purposes of asserting all privileges which may be asserted under applicable Law in connection therewith. The Parties recognize that legal and other professional services will be provided following the Distribution Time, which services will be rendered solely for the benefit of the Company Group, on the one hand, or the SpinCo Group and the RMT Partner Group, on the other hand, as the case may be. In furtherance of the foregoing, each of the Company, on the one hand, and SpinCo and RMT Partner, on the other hand, shall authorize the delivery to and/or retention by the other Party of materials existing as of the Distribution Time that are necessary for such other Party to perform such services.

(b) The Parties agree as follows:

(i) The Company shall be entitled, in perpetuity, to control the assertion or waiver of all privileges and immunities in connection with any Privileged Information that relates solely to the Company Business and not to the SpinCo Business, whether or not the Privileged Information is in the possession or under the control of any member of the Company Group, on the one hand, or any member of the SpinCo Group or the RMT Partner Group, on the other hand. The Company shall also be entitled, in perpetuity, to control the assertion or waiver of all privileges and immunities in connection with any Privileged Information that relates solely to any Company Liabilities resulting from any Actions that are now pending or may be asserted in the future, whether or not the Privileged Information is in the possession or under the control of any member of the Company Group, on the one hand, or any member of the SpinCo Group or the RMT Partner Group, on the other hand;

(ii) RMT Partner and SpinCo shall be entitled, in perpetuity, to control the assertion or waiver of all privileges and immunities in connection with any Privileged Information that relates solely to the SpinCo Business and not to the Company Business, whether or not the Privileged Information is in the possession or under the control of any member of the SpinCo Group or the RMT Partner Group, on the one hand, or any member of the Company Group, on the other hand. Notwithstanding anything to the contrary in the foregoing, the Company shall be entitled, in perpetuity, to control the assertion or waiver of all privileges and immunities in connection with any proposed sale, spin-off or other disposition of the SpinCo Business or the preparation, negotiation or execution of this Agreement, the Merger Agreement or any other Transaction Document or any other transaction including or regarding the SpinCo Business in lieu of any of the foregoing. RMT Partner and SpinCo shall also be entitled, in perpetuity, to control the assertion or waiver of all privileges and immunities in connection with any Privileged Information that relates solely to any SpinCo Liabilities resulting from any Actions that are now pending or may be asserted in the future, whether or not the Privileged Information is in the possession or under the control of any member of the SpinCo Group or the RMT Partner Group, on the one hand, or any member of the Company Group, on the other hand; and

(iii) If the Parties do not agree as to whether certain information is Privileged Information, then such information shall be treated as Privileged Information, and the Party that believes that such information is Privileged Information shall be entitled to control the assertion or waiver of all privileges and immunities in connection with any such information unless the Parties otherwise agree. The Parties shall use the procedures set forth in Article VII to resolve any disputes as to whether any information relates solely to the Company Business, solely to the SpinCo Business, or to both the Company Business and the SpinCo Business.

(c) Subject to the remaining provisions of this Section 6.8, the Parties agree that they shall have a shared privilege or immunity with respect to all privileges and immunities not allocated pursuant to Section 6.8(b) and all privileges and immunities relating to any Actions or other matters that involve both Parties (or one (1) or more members of their respective Groups) and in respect of which both Parties have Liabilities under this Agreement, and that no such shared privilege or immunity may be waived by either Party without the consent of the other Party.

(d) If any Dispute arises between the Parties or any members of their respective Groups regarding whether a privilege or immunity should be waived to protect or advance the interests of either Party and/or any member of their respective Groups, each Party agrees that it shall: (i) negotiate with the other Parties in good faith; (ii) endeavor to minimize any prejudice to the rights of the other Parties; and (iii) not unreasonably withhold consent to any request for waiver by the other Parties. Further, each Party specifically agrees that it shall not withhold its consent to the waiver of a privilege or immunity for any purpose except in good faith to protect its own legitimate interests.

(e) In the event of any Dispute between the Company and SpinCo or RMT Partner, or any members of their respective Groups, either Party may waive a privilege in which the other Party or member of such other Party’s Group has a shared privilege, without obtaining consent pursuant to Section 6.8(c); provided that the Parties intend such waiver of a shared privilege to be effective only as to the use of information with respect to the Action between the Parties and/or the applicable members of their respective Groups, and is not intended to operate as a waiver of the shared privilege with respect to any Third Party.

(f) Upon receipt by either Party, or by any member of its respective Group, of any subpoena, discovery or other request that may reasonably be expected to result in the production or disclosure of Privileged Information subject to a shared privilege or immunity or as to which another Party has the sole right hereunder to assert a privilege or immunity, or if either Party obtains knowledge that any of its, or any member of its respective Group’s, current or former directors, officers, agents or employees have received any subpoena, discovery or other requests that may reasonably be expected to result in the production or disclosure of such Privileged Information, such Party shall promptly notify the other Party or Parties of the existence of the request (which notice shall be delivered to such other Party no later than five (5) Business Days following the receipt of any such subpoena, discovery or other request) and shall provide the other Party or Parties a reasonable opportunity to review the Privileged Information and to assert any rights it or they may have under this Section 6.8 or otherwise, to prevent the production or disclosure of such Privileged Information.

(g) Any furnishing of, or access or transfer of, any information pursuant to this Agreement is made in reliance on the agreement of the Parties set forth in this Section 6.8 and Section 6.9 to maintain the confidentiality of Privileged Information and to assert and maintain all applicable privileges and immunities. The Parties agree that their respective rights to any access to information, witnesses and other Persons, the furnishing of notices and documents and other cooperative efforts between the Parties contemplated by this Agreement, and the transfer of Privileged Information between the Parties and members of their respective Groups as needed pursuant to this Agreement, shall not be deemed a waiver of any privilege that has been or may be asserted under this Agreement or otherwise.

(h) In connection with any matter contemplated by Section 6.7 or this Section 6.8, the Parties agree to, and to cause the applicable members of their Group to, use commercially reasonable efforts to maintain their respective separate and joint privileges and immunities, including by executing joint defense and/or common interest agreements where necessary or useful for this purpose.

6.9 Confidentiality. Notwithstanding anything to the contrary in this Article VI, (i) to the extent that the Merger Agreement, a Transaction Document or other Contract other than this Agreement pursuant to which a Party or another Person in its respective Group is bound or its confidential and proprietary information is subject provides that certain information shall be confidentially maintained on a basis that is more protective of such information or for a longer period of time than provided for herein, then the applicable provisions contained in the Merger Agreement, the Confidentiality Agreement, such Transaction Document or other Contract shall control with respect thereto and (ii) a Party and the applicable members of its respective Group shall have no right to use any confidential or proprietary information of the disclosing Party unless otherwise provided for in this Agreement, the Merger Agreement, the Confidentiality Agreement, another Transaction Document or a Contract between the Parties or a member of its respective Group. Each Party further acknowledges and agrees that, notwithstanding anything in this Section 6.9 to the contrary, (i) representatives of the Company and the members of the Company Group may retain certain residual knowledge of the confidential and proprietary information concerning SpinCo or a member of the SpinCo Group and (ii) representatives of SpinCo and the members of the SpinCo Group may retain certain residual knowledge of the Company or a member of the Company Group, in each case, that are or may be indistinguishable from generalized industry knowledge and, accordingly, each Party acknowledges and agrees that nothing herein shall prohibit any Party (or its Group) from using or otherwise exploiting for its own benefit or for the benefit of any third Person such residual knowledge; provided that (A) such residual knowledge has been retained solely in the unaided memory of the Company, SpinCo or such representatives, as applicable (in each case, without intentional memorization) in intangible form and without use, copying or reference to any documented or tangible copies of the other Party’s or the members of its Group’s confidential and proprietary information, and is not intentionally used in a manner that would breach, or would reasonably be expected to encourage a breach, of this Section 6.9, (B) the foregoing will not be deemed in any event to provide any right for any member of the Company Group to infringe any SpinCo Intellectual Property or any rights of any third parties that have licensed or provided materials to the SpinCo Business, or otherwise to grant any license with respect to any SpinCo Intellectual Property (which license rights shall be solely contained in the Intellectual Property Matters Agreement), (C) the foregoing will not be deemed in any event to provide SpinCo with any right to infringe any Intellectual Property of the Company or any rights of any third parties that have licensed or provided material to the Company, or otherwise to grant any license with respect to any Intellectual Property of the Company (which license rights shall be solely contained in this Agreement and the Intellectual Property Matters Agreement), and (D) other than as expressly set forth in the Merger Agreement or any Transaction Document, any use of such residual knowledge is on an “as-is, where-is” basis, with all faults and all representations and warranties disclaimed and at the sole risk of such Representatives, the Company, SpinCo and each Parties’ Group, as applicable.

(a) Confidentiality. Subject to Section 6.10, and except as contemplated by this Agreement, the Merger Agreement, any other Transaction Document, from and after the Distribution Time until the three (3)-year anniversary of the Distribution Time, each of the Company, RMT Partner and SpinCo, on behalf of itself and each member of its respective Group, agrees to hold, and to cause its respective Representatives to hold, in strict confidence, with at least the same degree of care that applies to its own confidential and proprietary information pursuant to policies in effect as of the Distribution Time, all confidential and proprietary information concerning the other Party or any member of the other Party’s Group or their respective businesses that is either in its possession (including confidential and proprietary information in its possession prior to the date hereof) or furnished by any such other Party or any member of such Party’s Group or their respective Representatives at any time pursuant to this Agreement, the Merger Agreement or any other Transaction Document or otherwise, and shall not use any such confidential and proprietary information other than for such purposes as shall be expressly permitted hereunder or thereunder, except, in each case, to the extent that such confidential and proprietary information has been (i) in the public domain or generally available to the public, other than as a result of a disclosure by such Party or any member of such Party’s Group or any of their respective Representatives in violation of this Agreement, (ii) later lawfully acquired from other sources by such Party (or any member of such Party’s Group) which sources are not themselves known by such Party (or any member of such Party’s Group) to be bound by a confidentiality obligation or other contractual, legal or fiduciary obligation of confidentiality with respect to such confidential and proprietary information, or (iii) independently developed or generated without reference to or use of any proprietary or confidential information of the other Party or any member of such Party’s Group. Notwithstanding the foregoing three (3)-year period, the Company’s, RMT Partner’s and SpinCo’s obligations with respect to confidential and proprietary information that constitutes Trade Secrets shall survive and continue for so long as such confidential and proprietary information retains its status as a Trade Secret. If any confidential and proprietary information of one Party or any member of its Group is disclosed to the other Party or any member of such other Party’s Group in connection with providing services to such first Party or any member of such first Party’s Group under this Agreement, the Merger Agreement or any other Transaction Document, then such disclosed confidential and proprietary information shall be used only as required to perform such services.

(b) No Release; Return or Destruction. Each Party agrees not to release or disclose, or permit to be released or disclosed, any information addressed in Section 6.9(a) to any other Person, except its Representatives who reasonably need to know such information in their capacities as such (who shall be advised of their obligations hereunder with respect to such information), and except in compliance with Section 6.10. Without limiting the foregoing, when any such information is no longer needed for the purposes contemplated by this Agreement, the Merger Agreement or any other Transaction Document, and is no longer subject to any legal hold or other document preservation obligation, each Party will promptly after written request of the other Party either return to the other Party all such information in a tangible form (including all copies thereof and all notes, extracts or summaries based thereon) or notify the other Party in writing that it has destroyed such information (and such copies thereof and such notes, extracts or summaries based thereon); provided that the Parties may retain electronic back-up versions of such information maintained on routine computer system backup tapes, disks or other backup storage devices; provided, further, that any such information so retained shall remain subject to the confidentiality provisions of this Agreement, the Merger Agreement or any other Transaction Document.

(c) Third-Party Information; Privacy or Data Protection Laws. Each Party acknowledges that it and members of its Group may presently have and, following the Distribution Time, may gain access to or possession of confidential or proprietary information of, or legally protected Personal Information (including personal health information) relating to, Third Parties (i) that was received under privacy policies or notices and/or confidentiality or non-disclosure agreements entered into between such Third Parties, on the one hand, and the other Party or members of such other Party’s Group, on the other hand, prior to the Distribution Time; or (ii) that, as between the two Parties, was originally collected by the other Party or members of such other Party’s Group and that may be subject to and protected by privacy policies or notices, as well as applicable data privacy Laws or other applicable Laws. Each Party agrees that it shall hold, protect and use, and shall cause the members of its Group and its and their respective Representatives to hold, protect and use, in strict confidence the confidential and proprietary information of, or legally protected Personal Information (including personal health information) relating to, Third Parties in accordance with the obligations outlined in the applicable privacy policies (provided that such policies were made available to the other Party prior to the receipt of such confidential and proprietary information or Personal Information) or notices and applicable data privacy Laws or other applicable Laws and the terms of any agreements that were either entered into before the Distribution Time or affirmative commitments or representations that were made before the Distribution Time by, between or among the other Party or members of the other Party’s Group, on the one hand, and such Third Parties, on the other hand.

(d) Notwithstanding anything to the contrary in this Section 6.9, to the extent that the treatment, maintenance, use, non-use, disclosure or non-disclosure of any confidential and proprietary information concerning a Party or any member of the other Party’s Group or their respective businesses is expressly addressed in the Merger Agreement or in any Transaction Document, the applicable terms of such document or agreement will control in such situations.

6.10 Protective Arrangements. In the event that the Company or any member of its Group, on the one hand, or SpinCo or RMT Partner or any member of their respective Groups, on the other hand, either is requested or required to disclose any information pursuant to applicable Law or receives any request or demand under lawful process or from any Governmental Authority to disclose or provide information of the other Party(ies) (or any member of the other Party(ies)’s Group) that is subject to the confidentiality provisions hereof, such Party(ies) shall notify the other Party(ies) (to the extent legally permitted) as promptly as practicable under the circumstances and shall cooperate, at the expense of the other Party(ies), in seeking any appropriate protective order. The Party(ies) receiving the request or demand shall exercise commercially reasonable efforts to take, at the expense of the other Party(ies), reasonable steps necessary to obtain confidential treatment of such information. Subject to the foregoing, the Party(ies) that received such request or demand may thereafter disclose or provide information to the extent requested or required by such Law or by lawful process or such Governmental Authority.

6.11 Technology Transfer. In the event that the Company or any member of its Group, on the one hand, or SpinCo or RMT Partner or any member of their respective Groups, on the other hand, either is requested or required to disclose any information pursuant to applicable Law or receives any request or demand under lawful process or from any Governmental Authority to disclose or provide information of the other Party(ies) (or any member of the other Party(ies)’s Group) that is subject to the confidentiality provisions hereof, such Party(ies) shall notify the other Party(ies) (to the extent legally permitted) as promptly as practicable under the circumstances and shall cooperate, at the expense of the other Party(ies), in seeking any appropriate protective order. The Party(ies) receiving the request or demand shall exercise commercially reasonable efforts to take, at the expense of the other Party(ies), reasonable steps necessary to obtain confidential treatment of such information. Subject to the foregoing, the Party(ies) that received such request or demand may thereafter disclose or provide information to the extent requested or required by such Law or by lawful process or such Governmental Authority.

ARTICLE VII

DISPUTE RESOLUTION

7.1 Negotiation. Except as specifically provided, subject to Section 7.4, any Party seeking resolution of any dispute, controversy or claim arising out of or relating to this Agreement or any other Transaction Document (including regarding whether any Assets are SpinCo Assets or Company Assets, any Liabilities are SpinCo Liabilities or Company Liabilities or the validity, interpretation, breach or termination of this Agreement or any Transaction Document) (a “Dispute”), shall provide written notice thereof to the Chief Financial Officer of the Company or RMT Partner, as applicable, with a copy provided to the General Counsel of the Company or RMT Partner, as applicable (the “Negotiation Request”). As soon as reasonably practicable following receipt of a Negotiation Request, an appropriate executive or other representative at a senior level of management of each of the Company and RMT Partner (or, if the Parties agree, of the appropriate strategic business unit or division within such entity) identified by the Chief Financial Officers of each of the Company and RMT Partner, as applicable, shall begin conducting good faith negotiations with respect to such Dispute. All such negotiations shall be confidential and shall be treated as compromise and settlement negotiations for purposes of applicable rules of evidence. If the Company and RMT Partner are unable for any reason to resolve a Dispute through such negotiations within thirty (30) days of receipt of a Negotiation Request, and such thirty (30)-day period is not extended by mutual written consent of the Company and RMT Partner, the Dispute shall be submitted to mediation in accordance with Section 7.2.

7.2 Mediation. In the event that a Dispute has not been resolved within thirty (30) days of the receipt of a Negotiation Request in accordance with Section 7.1 or within such longer period as the Parties may agree to in writing, then such Dispute shall, upon the written request of the Company or RMT Partner (the “Mediation Request”), be submitted to mandatory mediation in accordance with the International Institute for Conflict Prevention & Resolution (“CPR”) Mediation Procedure (the “Procedure”), then in effect, except as modified herein. The mediation shall be held in (i) New York, New York or (ii) such other place as the Parties may mutually agree in writing. The Company and RMT Partner shall have twenty (20) days from receipt of a Mediation Request to agree on a mediator. If no mediator has been agreed upon by the Company and RMT Partner within twenty (20) days of receipt of a Mediation Request, then the Company or RMT Partner may request (on written notice to the other Party) that CPR appoint a mediator in accordance with the Procedure. If the Dispute has not been resolved within sixty (60) days of the appointment of a mediator, or within such longer period as the Parties may agree to in writing, either the Company or RMT Partner may commence litigation in accordance with Section 10.3; provided, however, that if one Party fails to participate in the mediation, the other Party may commence litigation in accordance with Section 10.3 prior to the expiration of the time periods set forth above.

7.3 Litigation. Notwithstanding the foregoing provisions of this Article VII, a Party may seek preliminary provisional or injunctive judicial relief with respect to a Dispute without first complying with the procedures set forth in Section 7.1 and 7.2 if such action is reasonably necessary to avoid irreparable damage.

7.4 Conduct During Dispute Resolution Process. Unless otherwise agreed in writing, the Parties shall, and shall cause the respective members of their Groups to, continue to honor all commitments under this Agreement and each Transaction Document to the extent required by such agreements during the course of dispute resolution pursuant to the provisions of this Article VII, unless such commitments are the specific subject of the Dispute at issue.

ARTICLE VIII

FURTHER ASSURANCES AND ADDITIONAL COVENANTS

8.1 Further Assurances.

(a) In addition to the actions provided for elsewhere in this Agreement, each of the Parties shall (and will cause their respective Subsidiaries to), prior to, on and after the Distribution Time, to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws, regulations and agreements to consummate and make effective the transactions contemplated by this Agreement and the other Transaction Documents.

(b) Without limiting the foregoing, prior to, on and after the Distribution Time, each Party hereto shall cooperate with the other Parties, and without any further consideration, but at the expense of the requesting Party, to execute and deliver, or cause to be executed and delivered, all instruments, including instruments of conveyance, assignment and transfer, and to make all filings with, and to obtain all Approvals or Notifications of, any Governmental Authority or any other Person under any permit, license, agreement, indenture or other instrument (including any consents or Governmental Approvals), and to take all such other actions as such Party may reasonably be requested to take by the other Parties from time to time, consistent with the terms of this Agreement, and the other Transaction Documents, in order to effectuate the provisions and purposes of this Agreement and the other Transaction Documents and the transfers of the SpinCo Assets and the Company Assets and the assignment and assumption of the SpinCo Liabilities and the Company Liabilities and the other transactions contemplated hereby and thereby. Without limiting the foregoing, each Party will, at the reasonable request, cost and expense of the requesting Party, take such other actions as may be reasonably necessary to vest in the Company or SpinCo, as the case may be, good and marketable title to the Assets allocated to such Party under this Agreement or any of the other Transaction Documents, free and clear of any Security Interest, if and to the extent it is practicable to do so.

(c) On or prior to the Distribution Time, the Company and SpinCo in their respective capacities as direct and indirect stockholders of the members of their Groups shall each ratify any actions which are reasonably necessary or desirable to be taken by the Company, SpinCo or any of the members of their respective Groups, as the case may be, to effectuate the transactions contemplated by this Agreement and the other Transaction Documents.

(d) Following the Distribution Time, SpinCo shall be responsible for recording the applicable assignment of SpinCo Intellectual Property to SpinCo or its designees with the intellectual property offices and registrars and other similar authorities where SpinCo Intellectual Property is still recorded in the name of the Company or any of its Affiliates (other than another member of the SpinCo Group). Following SpinCo’s reasonable request, following the Distribution Time, the Company shall, and shall cause the other members of its Group to, exercise its reasonable efforts to cooperate with SpinCo in connection therewith. In the event that the Company is required to take any action in order for SpinCo to complete recordation of such SpinCo Intellectual Property in accordance with the first sentence of this Section 8.1(d), then following SpinCo’s reasonable request, the Company shall, and shall cause the other members of its Group to, exercise its reasonable efforts to cooperate with SpinCo as may be required to effectuate such recordation. The Company shall reimburse SpinCo for any reasonable and documented out-of-pocket government filing fees incurred in connection with initial recordation of ownership in the name of SpinCo or its designees; provided that such fees are incurred and invoiced to the Company within twelve (12) months following the Distribution Date. SpinCo shall bear the first two million five hundred thousand dollars ($2,500,000) of agent fees, translation costs, or other professional or administrative service fees incurred in connection with the activities described in this Section 8.1(d), and the Company and SpinCo shall bear equally (i.e., fifty percent (50%) each) any such costs or fees in excess of two million five hundred thousand dollars ($2,500,000); provided that any such costs and fees are incurred and invoiced to the Company within two (2) years following the Distribution Date. Further, the Company shall use its reasonable efforts to provide SpinCo, as soon as reasonably practicable following the Distribution Time, with an extract of any information constituting SpinCo Books and Records maintained in the Company’s docketing system (Anaqua) in connection with any SpinCo Intellectual Property.

8.2 Use of the BD Name and BD Marks. SpinCo and RMT Partner undertake to (and to cause the members of their respective Groups to) discontinue the use of the name “BD”, “Becton Dickinson” and other Trademarks owned by the Company and used in the operation of the SpinCo Business (other than those Trademarks included in the SpinCo Intellectual Property) (the “Company Marks”) as soon as reasonably practicable after the Distribution Time, but in any case not longer than a three (3)-year period commencing on the Distribution Date, except in the case of a Deferred SpinCo Local Business, in which case not longer than the later of (x) a two (2)-year period commencing on the date of the local closing applicable to such Deferred SpinCo Local Business and (y) a period commencing on the date of the local closing applicable to such Deferred SpinCo Local Business and ending on the three year anniversary of the Distribution Date; provided that the applicable period shall be extended if use of the Company Marks is required in connection with the sale of Inventory (subject to this Section 8.2), regulatory registrations, or otherwise required by applicable regulatory requirements, which extension shall be for no longer than the minimum period required by such requirements (the “Transition Period”). Notwithstanding the foregoing, effective as of the Distribution Time, the Company, on behalf of itself and its Affiliates, hereby grants to the members of the SpinCo Group a non-exclusive, sublicensable, worldwide and royalty-free license to continue to temporarily use the Company Marks and related trademark symbols in legal entity names, for the sale of Inventory containing such name or trademark applied to such products created and for the related regulatory registrations for such Inventory: (a) prior to the Distribution Time or (b) during the applicable Transition Period; provided that SpinCo shall (and shall cause the members of the SpinCo Group and its sublicensees to) use the Company Marks solely to the extent and in substantially the same manner as used by the SpinCo Business in the twelve (12) months immediately prior to the Distribution Time and at a level of quality substantially similar to that in effect as of the Distribution Time. Notwithstanding the foregoing, SpinCo and the other members of the SpinCo Group shall not be prohibited from continuing to use the Company Marks after the Distribution Time (i) as required by applicable Law and to the extent required to perform any contractual obligations pursuant to any SpinCo Contracts (provided that RMT Partner and SpinCo shall use reasonable best efforts to amend and/or modify any such SpinCo Contracts to minimize SpinCo’s and the other members of the SpinCo Group’s obligations to use the Company Marks after the Distribution Time), (ii) on internal business and legal documents and items and (iii) in a neutral, non-trademark manner to describe the history of the SpinCo Business and otherwise as permitted by “fair use” principles; provided that such use does not suggest sponsorship, endorsement, or affiliation with the Company or the members of its Group or give rise to a likelihood of confusion.

8.3 Cooperation. Between the date hereof and the earlier of the Distribution Date and valid termination of this Agreement, the Parties shall and shall cause their respective Groups to, at their own cost and expense, cooperate and work together in good faith to prepare and plan for the smooth and orderly transition of the SpinCo Business to RMT Partner; provided, for the avoidance of doubt, that neither Party shall be required to agree to (a) any amendment, modification or other change to this Agreement, Merger Agreement or any other Transaction Document or (b) any non-de minimis payment or concession with an adverse effect on such Party (other than any payment or concession that is fully reimbursed by the other Party), in each case, in connection with the cooperation process described in this Section 8.3. In furtherance of the foregoing, each of the Company and RMT Partner shall ensure that appropriate representatives of the Company or RMT Partner and their respective Groups (as applicable) with sufficient knowledge and qualifications to prepare and plan for the transition of the operations of the SpinCo Business shall participate in transition service planning meetings (in-person or virtually) on a regular basis as reasonably agreed between the Company and RMT Partner, to discuss the overall status and plans for the transition of the SpinCo Business to RMT Partner and such other matters as may be reasonably agreed between RMT Partner and the Company.

8.4 Ancillary Agreements.

(a) Each of the Company, SpinCo and RMT Partner agrees that it will use its reasonable best efforts to cooperate in good faith to finalize the Contract Manufacturing Agreements (including the schedules and exhibits thereto) so that such agreements shall be executed on the Closing Date, taking into consideration the nature and circumstances of the transactions contemplated by this Agreement and any key terms or principles set forth on Schedule 8.4(a). In connection with the foregoing, between the date hereof and the Closing Date, the Company, SpinCo and RMT Partner will cooperate reasonably and in good faith to finalize the scope and other terms of the Contract Manufacturing Agreements (including the schedules and exhibits thereto), (which such cooperation shall include, to the extent reasonably requested by SpinCo or RMT Partner, access to data and information reasonably available to the Company related to the applicable services and making appropriate, knowledgeable personnel of the Company, its Affiliates or SpinCo reasonably available to participate in meetings and other discussions relating to the foregoing). Notwithstanding the foregoing, the parties agree that, if the Company, SpinCo and RMT Partner do not agree to the Contract Manufacturing Agreements prior to the Closing, the terms and conditions set forth on Schedule 8.4(a) shall be effective as of the Closing as if it were part of the Contract Manufacturing Agreements, as applicable, and shall be legally binding upon the Company, SpinCo and RMT Partner.

(b) Without limiting the foregoing, from the date hereof until the earlier of the Closing or the termination of this Agreement pursuant to Article IX, SpinCo may, in its sole discretion, upon notice to the Company, remove or reduce any service or services included in the Transition Services Agreement; provided that any such removed or reduced service shall not remove or reduce any fees, costs or expenses associated with such removed or reduced service, and the Parties shall promptly update Schedule A-1 to the Transition Services Agreement to reflect such removal or reduction.

ARTICLE IX

TERMINATION

9.1 Termination. This Agreement shall terminate immediately upon termination of the Merger Agreement, if the Merger Agreement is terminated in accordance with its terms prior to the Distribution. After the Distribution, this Agreement may not be terminated except by an agreement in writing signed by a duly authorized officer of each of the Company, SpinCo and RMT Partner.

9.2 Effect of Termination. In the event of any termination of this Agreement prior to the Distribution Time, no Party (nor any of its directors, officers or employees) shall have any Liability or further obligation to the other Party by reason of this Agreement.

ARTICLE X

MISCELLANEOUS

10.1 Counterparts; Entire Agreement; Corporate Power.

(a) This Agreement and each Transaction Document may be executed in one (1) or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one (1) or more counterparts have been signed by each of the Parties and delivered to the other Party.

(b) This Agreement, the other Transaction Documents and the Exhibits, Schedules and appendices hereto and thereto contain the entire agreement between the Parties with respect to the subject matter hereof, supersede all previous agreements, negotiations, discussions, writings, understandings, commitments and conversations with respect to such subject matter, and there are no agreements or understandings between the Parties other than those set forth or referred to herein or therein. This Agreement and the other Transaction Documents together govern the arrangements in connection with the Reorganization and the Distribution and would not have been entered into independently.

(c) The Company represents on behalf of itself and each other member of the Company Group, RMT Partner represents on behalf of itself and its Subsidiaries, and SpinCo represents on behalf of itself and each other member of the SpinCo Group, as follows:

(i) each such Person has the requisite corporate or other power and authority and has taken all corporate or other action necessary in order to execute, deliver and perform its obligations under this Agreement and each other Transaction Document to which it is a party and to consummate the transactions contemplated hereby and thereby; and

(ii) this Agreement and each other Transaction Document to which it is a party has been duly executed and delivered by it and constitutes a valid and binding agreement of it enforceable in accordance with the terms thereof.

(d) Each Party acknowledges that it and each other Party is executing this Agreement and certain of the Transaction Documents by facsimile, stamp, electronic or mechanical signature, and that delivery of an executed counterpart of a signature page to this Agreement or any other Transaction Document (whether executed by manual, stamp, electronic or mechanical signature) by facsimile or by e-mail in portable document format (PDF) shall be effective as delivery of such executed counterpart of this Agreement or any other Transaction Document. Each Party expressly adopts and confirms each such facsimile, stamp, electronic or mechanical signature (regardless of whether delivered in person, by mail, by courier, by facsimile or by e-mail in portable document format (PDF)) made in its respective name as if it were a manual signature delivered in person, agrees that it will not assert that any such signature or delivery is not adequate to bind such Party to the same extent as if it were signed manually and delivered in person and agrees that, at the reasonable request of the other Party at any time, it will as promptly as reasonably practicable cause each such Transaction Document to be manually executed (any such execution to be as of the date of the initial date thereof) and delivered in person, by mail or by courier.

10.2 Survival of Covenants. Except as expressly set forth in this Agreement or any other Transaction Document, the covenants and other agreements contained in this Agreement and each other Transaction Document, and liability for the breach of any covenants and other agreements contained herein or therein, shall survive each of the Reorganization, the Distribution and the Merger, and shall remain in full force and effect.

10.3 Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.

(a) This Agreement and, unless expressly provided therein, each other Transaction Document (and any claims or disputes arising out of or related hereto or thereto or to the transactions contemplated hereby and thereby or to the inducement of any party to enter herein and therein, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) shall be governed by and construed and interpreted in accordance with the Laws of the State of Delaware irrespective of the choice of laws principles of the State of Delaware including all matters of validity, construction, effect, enforceability, performance and remedies.

(b) Each Party hereto irrevocably agrees that any litigation relating to any Dispute with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, solely in the case that the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) (the “Chosen Courts”). Each of the Parties hereto hereby irrevocably submits with regard to any such Dispute for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the Chosen Courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Chosen Courts. Each of the Parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any Dispute with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the Chosen Courts, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable Law, any claim that (A) the Dispute in such court is brought in an inconvenient forum, (B) the venue of such Dispute is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. To the fullest extent permitted by applicable Law, each Party hereto hereby consents to the service of process in accordance with Section 10.6; provided that (I) nothing herein shall affect the right of any Party to serve legal process in any other manner permitted by Law and (II) each such Party’s consent to jurisdiction and service contained in this Section 10.3(b) is solely for the purpose referred to in this Section 10.3(b) and shall not be deemed to be a general submission to said courts or in the State of Delaware other than for such purpose.

(c) EACH PARTY HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY DISPUTE ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

10.4 Assignability. Except as set forth in this Agreement or any other Transaction Document, this Agreement and each other Transaction Document shall be binding upon and inure to the benefit of the Parties and the parties thereto, respectively, and their respective successors and permitted assigns; provided, however, that neither Party nor any such party thereto may assign its rights or delegate its obligations under this Agreement or any other Transaction Document without the express prior written consent of the other Party hereto or other parties thereto, as applicable.

10.5 Third-Party Beneficiaries. Except for the indemnification rights under this Agreement or any of the other Transaction Documents of any Company Indemnitee or SpinCo Indemnitee in their respective capacities as such, and except as otherwise set forth in the Merger Agreement, (a) the provisions of this Agreement and the other Transaction Documents are solely for the benefit of the Parties and are not intended to confer upon any Person except the Parties any rights or remedies hereunder and (b) there are no third-party beneficiaries of this Agreement or any Transaction Document and none of this Agreement or any of the other Transaction Documents shall provide any Third Party with any remedy, claim, Liability, reimbursement, claim of action or other right in excess of those existing without reference to this Agreement or any Transaction Document, as applicable.

10.6 Notices. All notices, requests, claims, demands or other communications under this Agreement and, to the extent applicable and unless otherwise provided therein, under this Agreement and each of the Transaction Documents, shall be in writing and shall be given or made (and except as provided herein, shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, by certified mail, return receipt requested, by electronic mail (“e-mail”), so long as confirmation of receipt of such e-mail is requested and received, to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 10.6):

If to the Company or, prior to the Distribution Date, to SpinCo, to:

Becton, Dickinson and Company

1 Becton Drive

Franklin Lakes, New Jersey 07417

Telephone: (201) 847-6800

Attention: Joseph LaSala

  Chief Counsel-Transactions/M&A

E-mail:    [#####]

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Telephone: (212) 403-1000

Attention: David K. Lam; Jenna E. Levine

E-mail: DKLam@wlrk.com; JELevine@wlrk.com

If to RMT Partner or, following the Distribution Date, to SpinCo, then to:

Waters Corporation

34 Maple Street

Milford, MA 01757

Telephone: (508) 478-2000

Attention:  General Counsel

E-mail:   [#####]

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue,

New York, NY 10022

Telephone: (212) 446-4800

Attention:  Daniel E. Wolf, P.C.; David M. Klein, P.C.; Allie M. Wein, P.C.; Steven M. Choi

E-mail:   daniel.wolf@kirkland.com; dklein@kirkland.com;

allie.wein@kirkland.com; steven.choi@kirkland.com

A Party may, by notice to the other Party, change the address to which such notices are to be given or made.

10.7 Severability. If any provision of this Agreement or any other Transaction Document or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof or thereof, or the application of such provision to Persons or circumstances or in jurisdictions other than those as to which it has been held invalid or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby. Upon such determination, the Parties shall negotiate in good faith in an effort to agree upon such a suitable and equitable provision to effect the original intent of the Parties.

10.8 No Set-Off. Except as expressly set forth in any Transaction Document or as otherwise mutually agreed to in writing by the Parties, neither Party nor any member of such Party’s group shall have any right of set-off or other similar rights with respect to (a) any amounts received pursuant to this Agreement or any other Transaction Document or (b) any other amounts claimed to be owed to the other Party or any member of its Group arising out of this Agreement or any other Transaction Document.

10.9 Headings. The article, section and paragraph headings contained in this Agreement and in the Transaction Documents are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement or any other Transaction Document.

10.10 Waivers of Default. Waiver by a Party of any default by the other Party of any provision of this Agreement or any other Transaction Document shall not be deemed a waiver by the waiving Party of any subsequent or other default, nor shall it prejudice the rights of the other Party. No failure or delay by a Party in exercising any right, power or privilege under this Agreement or any Transaction Document shall operate as a waiver thereof, nor shall a single or partial exercise thereof prejudice any other or further exercise thereof or the exercise of any other right, power or privilege. No waiver by any Party of any provision of this Agreement shall be effective unless explicitly set forth in writing and executed by the Party so waiving; provided that, prior to the Effective Time, unless the Merger Agreement shall have been terminated in accordance with its terms, any waiver by SpinCo that is adverse in any material respect to RMT Partner shall require the prior written consent of RMT Partner.

10.11 Specific Performance. Subject to the provisions of Article VII, in the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of any Transaction Document, the Party or Parties who are, or are to be, thereby aggrieved shall have the right to specific performance and injunctive or other equitable relief in respect of its or their rights under such Transaction Document, in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative.

The Parties agree that the remedies at law for any breach or threatened breach, including monetary damages, are inadequate compensation for any loss and that any defense in any action for specific performance that a remedy at law would be adequate is waived. Any requirements for the securing or posting of any bond with such remedy are waived by each of the Parties.

10.12 Amendments. No provisions of any Transaction Document shall be deemed waived, amended, supplemented or modified by a Party, unless such waiver, amendment, supplement or modification is in writing and signed by the authorized representative of the Party against whom it is sought to enforce such waiver, amendment, supplement or modification; provided that no waiver by RMT Partner, amendment, supplement or modification of this Agreement shall be deemed effective unless signed by the authorized representative of RMT Partner.

10.13 Interpretation. In any Transaction Document, unless the context of the applicable Transaction Document otherwise requires: (a) words in the singular shall be deemed to include the plural and vice versa and words of one gender shall be deemed to include the other genders as the context requires; (b) the terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to the applicable Transaction Document as a whole (including all of the Schedules, Exhibits and Appendices hereto and thereto) and not to any particular provision of any Transaction Document; (c) Article, Annex, Section, Schedule, Exhibit and Appendix references are to the Articles, Annexes, Sections, Schedules, Exhibits and Appendices to the applicable Transaction Document unless otherwise specified; (d) unless otherwise stated, all references to any agreement (including each Transaction Document) shall be deemed to include the exhibits, schedules and annexes (including all Schedules, Exhibits and Appendices) to such agreement; (e) the word “including” and words of similar import when used in the applicable Transaction Document shall mean “including, without limitation,” unless otherwise specified; (f) the word “or” shall be disjunctive but not exclusive; (g) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if;” (h) unless otherwise specified in a particular case, the word “days” refers to calendar days; provided that if any action is to be taken or given on or by a particular calendar day, and such calendar day is not a business day, then such action may be deferred until the next business day; (i)(A) references to “business day” shall mean any day other than a Saturday, a Sunday or a day on which banking institutions are generally authorized or required by Law to close in New York, New York, and (B) when calculating the period of time before which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a business day, the period shall end on the next succeeding business day; (j) references herein to this Agreement or any other agreement contemplated herein shall be deemed to refer to this Agreement or such other agreement as of the date on which it is executed and as it may be amended, modified or supplemented thereafter, unless otherwise specified; (k) unless expressly stated to the contrary in any Transaction Document, all references to “the date hereof,” “the date of this Agreement,” “hereby” and “hereupon” and words of similar import shall all be references to July 13, 2025; (l) references to “paragraphs” or “clauses” shall be to separate paragraphs or clauses of the Section or subsection in which the reference occurs; (m) derivative forms of defined terms will have correlative meanings; (n) any Law defined or referred to in this Agreement or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws and the related regulations thereunder and published interpretations thereof; (o) references to any federal, state, local or foreign statute or Law shall include all rules and regulations promulgated thereunder; (p) references to any Person include references to such Person’s successors and permitted assigns, and in the case of any Governmental Authority, to any Person succeeding to its functions and capacities; (q) the terms “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (r) all monetary figures shall be in United States dollars unless otherwise specified; and (s) all accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP, unless the context otherwise requires.

10.14 Limitations of Liability. Notwithstanding anything in this Agreement to the contrary, no Party or any member of its respective Group shall be liable under this Agreement to any other Party for any punitive, exemplary, speculative or similar damages in excess of compensatory damages of the other arising in connection with the transactions contemplated hereby (other than any such Liability (a) with respect to a Third-Party Claim or (b) arising under or otherwise governed by the Transition Services Agreement or the Contract Manufacturing Agreements, in each case, to the extent expressly set forth therein).

10.15 Performance. The Company will cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth in this Agreement and the other Transaction Documents to be performed by any member of the Company Group. SpinCo will cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth in this Agreement and the other Transaction Documents to be performed by any member of the SpinCo Group. RMT Partner will cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth in this Agreement and the other Transaction Documents to be performed by RMT Partner or any Subsidiary of RMT Partner (including, from and after the Distribution Time of the Merger, the members of the SpinCo Group). Each Party (including its permitted successors and assigns) further agrees that it will (a) give timely notice of the terms, conditions and continuing obligations contained in this Agreement and the other Transaction Documents, as applicable to all of the other members of its Group and (b) cause all of the other members of its Group not to take any action inconsistent with such Party’s obligations under this Agreement and the other Transaction Documents or the transactions contemplated hereby or thereby.

10.16 Mutual Drafting; Precedence.

(a) This Agreement and the other Transaction Documents shall be deemed to be the joint work product of the Parties and any rule of construction that a document shall be interpreted or construed against a drafter of such document shall not be applicable.

(b) In the event of any conflict or inconsistency between, on the one hand, the terms of this Agreement and, on the other hand, the terms of the Merger Agreement or any of the other Transaction Documents (other than the Transfer Documents) (each, a “Specified Agreement”), the terms of the applicable Specified Agreement shall control with respect to the subject matter specifically addressed by such Specified Agreement to the extent of such conflict or inconsistency. In the event of any conflict or inconsistency between the terms of the Merger Agreement and any other Specified Agreement, the terms of the Merger Agreement shall control with respect to the subject matter specifically addressed by such Merger Agreement to the extent of such conflict or inconsistency. In the event of any conflict or inconsistency between the terms of this Agreement and the terms of the Transfer Documents, the terms of this Agreement shall control to the extent of such conflict or inconsistency.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Parties have caused this Separation Agreement to be executed by their duly authorized representatives as of the date first written above.

BECTON, DICKINSON AND COMPANY

By:	/s/ Thomas E. Polen
Name: Thomas E. Polen
Title: Chairman, Chief Executive Officer and President

AUGUSTA SPINCO CORPORATION

By:	/s/ Thomas E. Polen
Name: Thomas E. Polen
Title: President and Chief Executive Officer

WATERS CORPORATION

By:	/s/ Udit Batra
Name: Udit Batra, Ph.D.
Title: President and Chief Executive Officer

[Signature Page to Separation Agreement]

Annex C

745 Seventh Avenue New York, NY 10019 United States

July 13, 2025

Board of Directors

Waters Corporation

34 Maple St, Milford, MA 01757

Members of the Board of Directors:

We understand that Waters Corporation, a Delaware corporation (the “Company”) intends to enter into a transaction (the “Proposed Transaction”) with Becton, Dickinson and Company, a New Jersey corporation (“Remainco”), and Augusta SpinCo Corporation, a Delaware corporation and a wholly owned subsidiary of Remainco (“Spinco”), pursuant to which (1) Beta Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”), will merge with and into Spinco, with Spinco surviving the merger (the “Merger”) as a wholly owned subsidiary of the Company, and (2) at the effective time of the Merger, each share of common stock of Spinco, par value $0.01 per share (“Spinco Common Stock”), that is issued and outstanding immediately prior to the Merger (other than shares of Spinco Common Stock to be cancelled pursuant to the Merger Agreement (as defined below)) will be converted into the right to receive a number of shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”), equal to the quotient obtained by dividing (A) the Fully Diluted Spinco Shares minus the Spinco Make Whole Awards (each as defined in the Merger Agreement) by (B) the number of shares of Spinco Common Stock issued and outstanding immediately following the Distribution (as defined in the Separation Agreement, by and among Remainco, Spinco and the Company (the “Separation Agreement,” and together with the Merger Agreement, the “Agreements”)) (other than any Hook Stock (as defined in the Merger Agreement)), such quotient being subject to adjustment in certain circumstances, including to cause the percentage of issued and outstanding shares of Company Common Stock to be received by the former holders of Spinco Common Stock, together with all Overlap Shares (as defined in the Merger Agreement), to be equal to at least 50.5% of all issued and outstanding shares of Company Common Stock as of immediately following the Spinco Cash Distribution and the RMT Partner Special Dividend (each, as defined in the Merger Agreement), if any, and any adjustment thereof, in each case, pursuant to Section 3.1(c) of the Merger Agreement (such quotient, as it may be adjusted pursuant to Section 3.1(c) of the Merger Agreement, the “Exchange Ratio”). The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger, by and among the Company, Remainco, Merger Sub and Spinco (the “Merger Agreement”).

Prior to the effective time of the Merger, pursuant to the Separation Agreement entered into concurrently with the Merger Agreement, (1) Remainco will cause (A) the Spinco Assets to be transferred to Spinco and other members of the Spinco Group and the Spinco Liabilities to be assumed by Spinco and other members of the Spinco Group (as such terms are defined in the Separation Agreement) and (B) certain assets of Remainco to be transferred to Remainco or certain of its Subsidiaries (as defined in the Separation Agreement) (other than Spinco and any other member of the Spinco Group) designated by Remainco and certain liabilities of Remainco to be assumed by Remainco or certain of its Subsidiaries (other than Spinco and any other member of the Spinco Group) designated by Remainco, in each case, to the extent such assets and liabilities are held by Spinco or a member of the Spinco Group (such transfers, the “Contribution”); (2) Spinco will make the Spinco Cash Distribution, as adjusted in accordance with the Merger Agreement, to Remainco; and (3) Remainco will distribute to its stockholders all the shares of Spinco Common Stock without consideration on a pro rata basis (the “Distribution”).

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The Merger, Contribution, Distribution and other transactions contemplated by the Agreements are collectively referred to herein as the “Proposed Transaction.” The summary of the Proposed Transaction set forth above is qualified in its entirety by the terms of the Agreements.

We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company of the Exchange Ratio in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction or the likelihood of consummation of the Proposed Transaction. In addition, we express no opinion on, and our opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Proposed Transaction, or any class of such persons, relative to the consideration paid in the Proposed Transaction or otherwise. Our opinion does not address the relative merits of the Proposed Transaction as compared to any other transaction or business strategy in which the Company might engage.

In arriving at our opinion, we reviewed and analyzed: (1) a draft of the Merger Agreement, dated as of July 13, 2025, a draft of the Separation Agreement, dated as of July 13, 2025, a draft of that certain commitment letter between Spinco and the lenders party thereto, dated as of July 11, 2025 (the “Spinco Commitment Letter”), and the specific terms of the Proposed Transaction and certain other related documents; (2) publicly available information concerning the Company, Remainco and the Spinco Business (as defined in the Merger Agreement) that we believe to be relevant to our analysis, including the Company’s and Remainco’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and Quarterly Reports on Form 10-Q for the fiscal quarter ended March 31, 2025; (3) financial and operating information with respect to the business, operations and prospects of the Company, Remainco and the Spinco Business furnished to us by the Company and Remainco, including financial projections of the Company and the Spinco Business prepared by managements of the Company and the Spinco Business, respectively; (4) a trading history of the Company Common Stock from July 10, 2015 to July 11, 2025 and a comparison of that trading history with those of other companies that we deemed relevant; (5) a comparison of the historical financial results and present financial condition of the Company and the Spinco Business with each other and with those of other companies that we deemed relevant; (6) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant; (7) the pro forma impact of the Proposed Transaction on the future financial performance of the combined company, including operating synergies expected by the management of the Company to result from a combination of the Company and the Spinco Business (the “Expected Synergies”); and (8) the relative contributions of the Company and the Spinco Business to the future financial performance of the combined company on a pro forma basis. In addition, we have had discussions with the management of the Company concerning its business, operations, assets, liabilities, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information) and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company and the Spinco Business, upon the advice of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and the Spinco Business, respectively, and that the Company and the Spinco Business will perform substantially in accordance with such projections. Furthermore, upon the advice of the Company, we have assumed that the amounts and timing of the

Expected Synergies are reasonable and that the Expected Synergies will be realized in accordance with such estimates. We assume no responsibility for and we express no view as to any such projections or estimates or the assumptions on which they are based. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. Our opinion, as set forth herein, relates to the relative values of the Company and the Spinco Business as of the date hereof. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter. We express no opinion as to the prices at which shares of Company Common Stock or shares of common stock of Remainco (“Remainco Common Stock”) would trade following the announcement of the Proposed Transaction. Our opinion should not be viewed as providing any assurance that the market value of the shares of Company Common Stock or Remainco Common Stock to be held by the stockholders of the Company or Remainco after the consummation of the Proposed Transaction will be in excess of the market value of Company Common Stock or Remainco Common Stock owned by such stockholders at any time prior to the announcement or consummation of the Proposed Transaction.

We have assumed that the executed Agreements will conform in all material respects to the last drafts reviewed by us. In addition, we have assumed the accuracy of the representations and warranties contained in the Agreements, as applicable, and all other agreements related thereto. We have also assumed, upon the advice of the Company, that all material governmental, regulatory and third party approvals, consents and releases for the Proposed Transaction will be obtained within the constraints contemplated by the Agreements and that the Proposed Transaction will be consummated in accordance with the terms of the Agreements without waiver, modification or amendment of any material term, condition or agreement thereof. We have also assumed that there will be no adjustment to the Exchange Ratio other than as expressly provided in, and solely to the extent required by and in accordance with, Section 3.1(c) of the Merger Agreement and in circumstances in which a corresponding RMT Partner Special Dividend is declared and paid pursuant to Section 3.1(c) of the Merger Agreement. We have also assumed that if the Aggregate Adjustment Amount exceeds the Step 1 Cap or the Step 2 Cap (each, as defined in the Merger Agreement), then the amount of the Spinco Cash Distribution will be decreased and the amount of the RMT Partner Special Dividend will be increased, in each case in accordance with Section 3.1(c)(ii) of the Merger Agreement, and that any adjustment to the Exchange Ratio will not be in excess of the Aggregate Cap (as defined in the Merger Agreement). We have also assumed that the Company and Spinco will obtain financing in accordance with the terms set forth in the Company Commitment Letter and the Spinco Commitment Letter, respectively. We do not express any opinion as to any tax or other consequences that might result from the Proposed Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals. We have assumed that the Merger will qualify for U.S. Federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that the Distribution will be tax-free to Remainco and the shareholders of Remainco pursuant to Section 355 of the Code. We have not independently verified that this tax treatment will be available in respect of the Proposed Transaction, and we express no view with respect to the tax treatment or consequences that will apply to or result from the Proposed Transaction.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, the Exchange Ratio in the Proposed Transaction is fair to the Company from a financial point of view.

We are acting as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services, a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to reimburse a portion of our expenses and indemnify us for certain liabilities that may arise out of our engagement and the rendering of this opinion. As you are aware, at the Company’s request, we and certain of our affiliates expect to participate in certain financings to be undertaken in connection with the Proposed Transaction, for which services we and such affiliates will receive compensation, including acting as a bookrunner and arranger for, and as a lender under, such financings. We have performed various investment banking services for the Company and Remainco in the past, and expect to perform such services in the future, and have received, and expect to receive, customary fees for such services. Specifically, in the past two years, we have performed the following investment banking and financial services: (a) for the Company, in May 2025, acted as joint lead arranger for the Company’s amended and restated credit facility, and (b) for Remainco (i) in June 2024, acted as joint book-running manager on three notes offerings by Remainco and/or its affiliates, (ii) in February 2024, acted as joint book-running manager on two notes offerings by Remainco, (iii) an affiliate of Barclays Capital Inc. has been a counterparty to Remainco in various hedging transactions and (iv) an affiliate of Barclays Capital Inc. is currently a lender to Remainco.

Barclays Capital Inc., its subsidiaries and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of our business, we and our affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company and Remainco for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Proposed Transaction.

Very truly yours,

/s/ Barclays Capital Inc.

BARCLAYS CAPITAL INC.

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